Form 20-F
period 2003-06-30
RADIUS EXPLORATIONS LTD
filed 2003-07-15
CIK 1113260

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 20-F
__ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES
    EXCHANGE ACT OF 1934
                             OR
X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES
EXCHANGE
    ACT OF 1934 For the fiscal year ended
December 31, 2002

                             OR

_ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES
    EXCHANGE ACT OF 1934
    For the transition period from __________ to
_______________

               Commission file number 0-30720

                    Radius Explorations Ltd.
     (Exact name of Registrant as specified in its charter)

                    British Columbia, Canada
   (Jurisdiction of incorporation or organization)

  355 Burrard Street, Suite 830, Vancouver, B.C.
            Canada V6C 2G8 (Address of principal
            executive offices)

Securities registered or to be registered pursuant to
Section 12(b) of the Act.
         Title of each class                    Name
of each
exchange on which registered

            N/A                                   N/A
Securities registered or to be registered pursuant to
Section 12(g) of the Act.
Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 22,705,896

Indicate by check mark whether the registrant (1) has filed
all reports required to be filed by Section 13 or 15(d) of
the Securities Exchange Act of 1934 during the preceding 12
months (or for such shorter period that the registrant was
required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.     X Yes
__
No
Indicate by check mark which financial statement item the
registrant has elected to follow.    X Item 17
__ Item 18



Part I

ITEM 1.  IDENTITY OF OFFICERS
                           AND
                           DIRE
                           CTOR
                           S
                           Tabl
                           e
                           No.
                           1
           Company Directors and Officers
Name              Position                 Business
Address
Simon T. Ridgway  Director and President   Vancouver,
BC, Canada
Robert S. Wasylyshyn                       Director
Vancouver,
BC, Canada
Mario Szotlender  Director                 Caracas,
Venezuela
Harmen J. Keyser  Director                 Gibsons,
BC, Canada
David P. Farrell  Director                 London,
England
Craig S. Bow      Director                 Golden,
Colorado, USA
Nicholas Glass    Director                 Vancouver,
BC, Canada
Tim R. Osler      Secretary                Vancouver,
BC, Canada


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable


ITEM 3.  KEY INFORMATION

Selected Financial Data

The selected financial data of the Company for Fiscal 2002, 2001 and 2000 was derived from the financial statements of the Company, which were audited by Davidson and Company, independent Chartered Accountants.

The information in Table No. 2 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading Item 5, "Operating and Financial Review and Prospects".

Reference is made to Note 15 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company's financial statements.
To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities.
While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing. Refer to
Item 5, "Operating and Financial Review and Prospects". Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.
                           Table No. 2 Selected Financial
               Data
            (CDN$ in 000, except per share data)

                               Year     Year     Year Year
Year
                              Ended    Ended    Ended Ended
Ended
                            12/31/0  12/31/0  12/31/0 12/31/
12/31/9
                                  2        1        0 99
8



Revenue                           0        0        0
0
0
Net Income(Loss)Cdn.          (614)  (1,106)  (1,216)
(420)
(58)
GAAP(1)
Earnings(Loss) Per Share     (0.04)   (0.07)   (0.15)
(0.14)
(0.04)
Cdn GAAP

Net Income(Loss)US GAAP     (2,384)  (4,419)  (3,205)
(611)
(174)
Earnings  (Loss)Per  Share   (0.14)   (0.31)   (0.42) (0.26)
(0.20)
US GAAP(2)

Dividends Per Share Cdn           0        0        0
0
0
GAAP
Dividends Per Share US            0        0        0
0
0
GAAP
Wtd.Avg.No.Shares US GAAP    17,306   14,110    7,688 2,341
866
Wtd.Avg.No.Shares Cdn GAAP   18,056   14,860    8,064 2,904
1,402

Working Capital               1,952    2,744      477 435
112
Mineral Properties  Cdn       1,210    1,093      545 298
223
GAAP
Mineral Properties US GAAP        0        0        0 0
0
Long Term Debt Cdn GAAP           0        0        0 0
0

Shareholder's Equity (Cdn   (8,707)  (7,897)  (2,450) 808
337
GAAP)
Shareholders' Equity US     (1,993)  (2,810)    (497) 510
115
GAAP
Total Assets (Cdn GAAP)       8,826    8,105    2,706 921
350
Total Assets (US GAAP)        2,112    3,018      703 623
127

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. References in this document to "$" and "CDN$" refer to Canadian dollars, unless otherwise specified; references to "US$" refer to US dollars.
The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).
The rate of exchange for the Canadian Dollar at May 31, 2003 was $1.37. For these purposes, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The rate stated means the number of Canadian Dollars required under that formula to buy one US Dollar.
Forward-looking Statements
The forward-looking information in this document is based upon the conclusions of management. The Company cautions investors that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to the Company's properties, differences may result from additional drilling, sampling, and mineral valuations and from engineering and construction timetables, financial arrangements, developments in world mineral markets, local, regional or national political developments in Canada, the timing of regulatory and environmental approvals and other factors.
Statement of Capitalization and Indebtedness Table No. 3
          Statement of Capitalization and Indebtedness
Designation of       Amount          Amount
Outstanding
Security             Authorized      as of
December 31, 2002

Common Shares        100,000,000     22,705,896
Preferred Shares     none            none
Common Share Options n/a             1,530,000
Share Purchase Warrants              n/a
9,600,396

Risk Factors

General (Risk Factors Attendant to Resource
Exploration): Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Difficulty  for  U.S.  Investors to  Effect  Service of
Process Against the Company:
The Company is incorporated under the laws of the Province of British Columbia, Canada. Several of the Company's directors and officers are residents of Canada and substantially of the
Company's assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Exploration Efforts May Be Unsuccessful:
There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially minable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially minable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Lack of Cash Flow:
None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.
The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company is through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

No Proven Reserves:
The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore.

No Guarantee of Clear Title to Mineral Properties: While the Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Uncertainty of Obtaining Additional Funding Requirements:
Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs through the fiscal year 2002, the Company will likely require additional funds to complete its intended exploration programs. There is no assurance that the Company will be able to obtain the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Mineral Prices May Not Support Corporate Profit:
The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques.

Environmental Regulations:
The current and anticipated future operations of the Company, including exploration activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the exploration and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Central America are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. The result of penalties could be materially adverse and impair or even eliminate the Company's ability to do business.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Risks Associated with Penny Stock Classification:
The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1.
The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

History of Net Losses and Lack of Operating Revenues: The
Company has not generated operating revenues since it was formed in 1997 and is dependent upon equity and/or debt financing to remain in existence.

The Company has had net losses since September 9, 1997 (date of incorporation). The cumulative net loss from the date of incorporation to December 31, 2002 is ($3,446,011).

Dependence on Key Personnel:
The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.

Currently the Registrant is dependant upon the expertise and knowledge of Simon T. Ridgway (President and a Director).

Political and Economic Instability in Guatemala; Potential Difficulties In Obtaining Possible Future Required Financing Due To Developing Country Status: The mineral properties in which the Company has an interest are located in Guatemala.

The economic instability associated with Guatemala is found mainly in the areas of fluctuations in currency values; past high inflation rates; and, the debt crisis associated with Latin America.

Relating to the issue of currency fluctuations in Guatemala, the Guatemalan Quetzal has also been relatively stable in relation to the Canadian dollar and the Company believes that currently there is no risk to it associated with this issue. Historically, currency valuations have fluctuated in a much higher range and it is possible that in the future there could be negative effects on the Company.

Management believes that the debt crisis of four years ago in Latin America, which was a result of the economic turmoil experienced in the Far East, is now under control. The Company feels that if similar economic circumstances occur again in Guatemala, the effects could be detrimental to its operations.

These factors could pose serious potential problems associated with the Company's ability to raise additional capital, which will be required to place any of its properties into production. There is no guarantee that the additional required capital will be available.

The Company does not plan to purchase any type of political risk insurance.

Foreign Currency Fluctuations:
At the present time, some of the Company's activities are carried on outside of Canada. Accordingly, it is subject to risks associated with fluctuations in the rate of exchange of the Canadian dollar and foreign currencies.

The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging.


ITEM 4.  INFORMATION ON THE COMPANY

Description of Business

Introduction
Radius Explorations Ltd. (hereinafter also referred to as the "Registrant" or the "Company") is a natural resource property exploration company in the exploration stage with no history of cash flows from operations. The Company has interests in natural resource properties located in Guatemala. (See Description of
Property, below, and Note 4, Notes to the Financial
Statements).

Presently, the Company is in the exploration stage and its properties do not contain a known commercially viable minable deposit. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

Exploration programs of the Company are designed specifically for the discovery of gold and gold ore reserves. As is typical in the gold mining industry, mine output is typically in the form of gold dore. Gold dore is a low volume product (e.g. 2 kilos per week), and distribution by land (trucking etc.) is normally at a very low cost, notwithstanding security issues. If the Company were successful in the location of gold reserves that produced a high volume concentrate (larger containers in the order of tons), then it would have to be trucked to a port for transport by boat to a smelter in Asia or Europe.

All of the Company's assets represent low volume gold dore type situations.

Gold ore is a natural concentration of gold (sometimes combined with other valuable metals) in geologic materials that can be mined at a profit. Gold dore is produced from gold ore during the mining and refining processes and contains mostly gold but also other unspecified impurities. Commercial gold refineries buy the gold dore and refine it for upgrading from gold dore to gold bullion. They purchase it for the spot gold price less the refining costs.

Corporate Background
The Company was incorporated under the British Columbia Company Act on September 9, 1997 by registration of its Memorandum and Articles. The Company has 100,000,000 common shares authorized. These shares have no par value. As of December 31, 2002, the end of the Company's most recent fiscal year, there were 22,705,896 common shares outstanding. As of December 31, 2001, there were 17,911,096 common shares outstanding. As of May 31, 2003, there were 25,701,730 common shares outstanding.

Unless otherwise stated, all information contained in this Annual Report is current as of December 31, 2002.

The Company's common shares trade on the TSX Venture
Exchange with the symbol "RDU".

Corporate Offices
The Company's executive offices are located in rented premises of approximately 3,100 square feet at Suite 830, 355 Burrard Street, Vancouver, British Columbia V6C 2G8.
The Company considers these premises suitable for current needs. The contact person is Simon T. Ridgway, President and Director. The telephone number is 604-801-5432 and the facsimile number is 604-662-8829.

Historical Corporate Development
Since incorporation, the Company has been involved in the exploration of natural resource properties.

During 1997, the Company obtained an option to acquire an 80% interest in 28 mineral claims, called the Brik Property located in the Dawson Mining District, Yukon Territory,
Canada, and spent $106,797 on exploration work associated with this property.

During 1998, the Company continued to concentrate its efforts on exploring the Brik Property. During this period, the Company spent $116,132 on exploration work. No economically significant results were encountered and in April 1999, the Company terminated its option on the Brik Property.

The Company then shifted its area of attention to searching for and acquiring mineral properties located in Latin America. In August 1999 the Company acquired by staking the El Salitre Project located in central Mexico. During late 2000, the Company conducted a drilling program on the El Salitre. In February 2001, however, the Company and its joint venture partner, Barrick Gold Corporation, decided to discontinue exploration work on the El Salitre Project and the Company wrote off all expenditures made on this project to date at December 31, 2000.

In December 1999 the Company acquired an option on the El Tambor Gold Project located in Guatemala and has explored the area since that time. In the past couple of years, the Company has expanded in landholdings in Guatemala to included prospects such as the Marimba Project and the Holly Project.

The Company has voluntarily filed its registration statement on Form 20-F in order to make information concerning itself more readily available to the public. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. As a foreign private issuer, the Company is not subject to the reporting obligations of the proxy rules under Section 14 or the insider short-swing profit rules under Section 16 of the Exchange Act.

Description of Properties
During the past year, the Company has conducted or

participated in exploration activities on the Marimba

Project and the Holly Project in eastern Guatemala. The

Marimba Project was optioned to Pillar Resources Inc. in the summer of 2002, and in 2003 Pillar Resources was granted an

option on the Holly Project as well.  The Company's most

advanced project is the Motagua Gold Belt, on which

exploration and drilling has been conducted by the Company's joint venture partner, Gold Field Limited, since early 2002.

A.   GUATEMALA

1.   THE PROPERTIES

Property Description and Location

The Company holds the rights to numerous exploration
Projects located in central and eastern, Guatemala. The
Radius Guatemalan Properties are divided into three Project
Areas:




The Gold Fields Joint Venture
- 116,000 hectares in central Guatemalan / majority of area optioned from third parties,

Marimba Joint Venture
- 35,000 hectares area in eastern Guatemala / joint venture agreement between Radius and Pillar Resources Inc.,

Holly Joint Venture
- 191,000 hectares area in eastern Guatemala / joint venture agreement between Radius and Pillar Resources Inc.,
Eastern Guatemala Projects (Radius 100%)
- 66,500 hectare block of 100% Radius owned exploration licences and licence applications.

Mineral Concessions
 GOLD FIELDS JOINT VENTURE (115,911.42 ha)
          Name      ID #         Area (ha)
Details
 1       Golazo       LEXR-064     8,264.72
2,100.0 (100%)
 2     La Vega I      LEXR-595       212.31   granted
May 16, 2001
 3    Unidad Tipo     LEXR-418      2265.00   granted
May 29,

2000
 4       Santa        LEXR-461       625.00   granted
Oct. 2,
       Margarita
2000
 5      El Dulce      LEXR-740     8,200.00    granted
Oct. 29,

2002
 6     La Laguna      LEXR-674       275.00    granted
Oct. 30,

2002
 7    Progreso #1       LEXR      76,500.00
updated licences
                                               under
application
 8       Tizate       SEXR-598       165.00
granted licence

expected Jan. 2003
 9       Carlos       SEXR-559     1,937.50
granted licence
        Antonio
expected Jan. 2003
 10    El Injerto     SEXR-657       350.00
granted licence

expected Jan. 2003
 11    Cipres I-A     SEXR-710     9,950.00
application
   12    Las Flores     SEXR-662     6,791.89
                   application
 13    Las Flores     SEXR-663       275.00
application
 14    La Colonia     SEXR-756       100.00
application
 MARIMBA JOINT VENTURE (34,890.01 ha)
 1     Jocotan II     LEXR-017      2,100.0
granted 27/05/98
 2       Olopa        LEXR-714      9,522.5
granted  06/12/02
 3     El Tesoro      LEXR-701     9,342.51
granted  12/11/02
 4      El Pinal      SEXR-704      4,475.0
application
 5       Laura        SEXR-731      9,450.0
application
 HOLLY JOINT VENTURE (190,892.0 ha)
 1       Dorita       LEXR-032       5370.0
granted Sept. 28,
                                                      1999
 2     La Joya II     LEXR-619      10274.0
granted Feb. 28,
                                                      2002
 3     Monterico       SR-071      125263.0
application
 4    Montecristo      SR-068       49985.0
application
 EASTERN GUATEMALA PROJECTS (66,501.00 ha)
 1      EXM-14A       LEXR-621       4800.0
granted Nov. 06,

2001
 2     La Joya I      LEXR-618       9716.0
granted Feb. 28,

2002
 3    San Diego I       SEXR         9614.0
application
 4    San Diego II    LEXR-699       9949.0    granted
Sept. 27,

2002
 5        Los         LEXR-711       4400.0
granted Oct. 26,
       Encuentros
2002
 6    El Carrizal     LEXR-713       7892.0
granted Oct. 16,

2002
 7      Carolina      LEXR-730       5056.0   granted
Nov 29, 2002
 8     El Triunfo       SEXR        10000.0
application
 9     El Tablon      SEXR-712       7945.0
application
 10      Tichac       SEXR-735       2129.0
application
   11     Cabanas       SEXR-744       5000.0
                         application

     Gold Fields Joint Venture

Gold Fields Exploration B.V. can earn 55% of a series of
licences
in central Guatemala. The agreement covers 15 licences and licence applications totalling 116km2, consisting of granted licences total 198km2 and pending applications totalling 960 km2.
The Joint Venture gives Gold Fields the right to earn a 55% interest in the project lands by spending US$5 million over
3.5 years. These expenditures are staged with an initial US$1.5 million minimum over the first 18 months and a further US$3.5 million over the following 24 months. Upon completion of the US$5 million expenditure, Gold Fields will be vested with a 55% interest in the subject properties and Radius will retain a 45% interest.
Following this earn-in, Radius will have 180 days to either make a one-time election to fund its prorata share of continuing exploration expenditures or grant Gold Fields the right to earn a further 15% interest in the lands. In consideration for the further 15% interest, Gold Fields will fund all exploration and development costs to receipt of a bankable feasibility study.
The concessions that are subject to this arrangement comprise the western portion or approximately 116 square kilometres of the total 5,200 square kilometres of concessions that Radius controls in Guatemala. Gold Fields will operate the exploration program on the concessions that apply to the Joint Venture.
The claims subject to the Goldfield's Joint Venture are further contained within an area of interest. UTM Co-ordinates - Area of Interest Gold Fields JV
 Corner                       Corner
   UTM Easting       UTM         UTM Easting
UTM
                  Northing
Northing
 1    749500       1628000    2     749500
1650000
  3    815000       1650000    4     815000
                           1628000
 5    800000       1628000    6     800000
1604000
  7    780000       1604000    8     780000
                           1628000

     Marimba Joint Venture

The Company has granted to Pillar Resources Inc.
("Pillar") the option to earn a 60% interest in the Marimba
Project in consideration of Pillar making a cash payment to Radius of US$30,000 and incurring US$2.5 million in exploration expenditures over three years. Once Pillar has acquired the 60% interest, the Company has the right to require Pillar to purchase the remaining 40% of the Project in consideration for a 40% equity interest in Pillar
(assuming Pillar has no material assets at that time other than the 60% interest in Marimba).

Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields. Geographical co-ordinates outlining the Marimba Project are as follows:

Marimba Joint Venture - UTM Co-ordinates
 Corner                        Corner
     UTM Easting      UTM           UTM Easting
UTM
                          Northing
Northing
        1      236000      1645000     2      260100
1645000
        3      260100      1641000     4      254000
1641000
        5      254000      1636000     6      253000
1636000
        7      253000      1633000     8      250000
1633000
        9      250000      1631000    10      236000
1631000
     Total        265.4 km2         26,540 ha

The mineral titles which form the basis of the option
agreement are comprised of five contiguous Licences or
Licence Applications.
Marimba Joint Venture - Mineral Concessions
 Existing Licences           Area in hectares
        Name                 Total
Included in

Option
 1      Jocotan II           2,100.0
2,100.0 (100%)
 2      Olopa                9,522.5
9,522.5 (100%)
 3      El Tesoro            9,342.51
3,500.0 (37.5%)
 Applications
 1      El Pinal             4,475.0
3,100.0 (69.3%)
 2      Laura                9,450.0
8,317.5 (88.0%)
        Totals               34,890.01 ha
26,540 ha

All Licences and Licence Applications are defined by UTM coordinates. Only that portion of each Licence or Licence
Application within the coordinates of the Marimba Project is subject to the Option Agreement.

Co-ordinates for Portion of Licences Marimba JV 1) Jocotan
II (granted Licence LEXR017 27/05/98)
 Corner                       Corner
        UTM          UTM          UTM Easting
UTM
      Easting     Northing
Northing
 1     243000      1636000    2      243000        1638000
 3     244000      1638000     4     244000       1639000
 5     245000      1639000     6     245000       1640000
 7     246000      1640000     8     246000       1641000
 9     250000      1641000    10     250000       1640000
  11    248000      1640000    12     248000
                    1636000

2) El Tesoro (granted Licence LEXR701 -
12/11/02)
 Corner                       Corner
   UTM Easting   UTM               UTM Easting
UTM
                 Northing                       Northing
   1 236000        1631000      2    236000       1636000
  3 243000        1636000      4    243000
                   1631000

3) El Pinal (application SEXR704 filed
12/11/01)
 Corner                       Corner
   UTM Easting   UTM               UTM
Easting  UTM
                 Northing                       Northing
 1 236000        1640000      2    240000       1640000
 3 240000        1641000      4    243000       1641000
 5 243000        1640000      6    241500       1640000
 7 241500        1638000      8    243000       1638000
  9 243000        1636000      10   236000
                   1636000

4) Olopa (granted Licence LEXR714 06/12/02)
             Corner                       Corner
   UTM Easting   UTM              UTM
Easting UTM
                 Northing                       Northing
   1 236000        1641000      2   236000        1645000
   3 260100        1645000      4   260100
                   1641000

5) Laura (application SEXR731 filed
14/03/02)
 Corner                       Corner
     UTM         UTM               UTM
Easting  UTM
     Easting     Northing                       Northing
 1   243000      1631000      2    243000       1636000
 3   248000      1636000      4    248000       1640000
 5   250000      1640000      6    250000       1641000
 7   254000      1641000      8    254000       1636000
  9   253000      1636000      10   253000
                   1633000
 11  250000      1633000      12   250000
1631000
     Holly Joint Venture
The Company has granted to Pillar Resources Inc. ("Pillar") the option to earn a 60% interest in the Holly Project in consideration of Pillar making cash payments to Radius totalling $500,000 and incurring $4.0 million in exploration expenditures over three years. Once Pillar has acquired the 60% interest, the Company has the right to require Pillar to purchase the remaining 40% of the Project in consideration for a 40% equity interest in Pillar (assuming Pillar has no material assets at that time other than the 60% interest in Holly).
Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields. Geographical co-ordinates outlining the Holly Project are as follows:
 Corner                       Corner
        UTM          UTM            UTM Easting
UTM
      Easting     Northing                         Northing
 1     222000      1618000     2      222000       1621813
 3     211869      1638000     4      211869       1630000
 5     222000      1630000     6      222000       1633000
 7     223500      1633000     8      223500       1630000
 9     230000      1630000     10     230000       1626096
  11    236000      1626096     12     236000
                           1618000

     Eastern Guatemala Projects

The Radius Eastern Guatemalan Projects consist of a series of licences and licence applications in Eastern Guatemala. All licences and licence applications are held 100 per cent by subsidiaries of Radius Exploration
Ltd.  Mineral titles comprising the Eastern Guatemala
Projects consist of 11 contiguous licences and licence applications.

Access, Climate, Local Resources, and Infrastructure

           Gold Fields Joint Venture/Marimba Joint
Venture/
     Holly Joint Venture/Eastern Guatemala Projects

Access to the Radius Guatemalan Properties is by paved highway from the capital Guatemala City to various regional centres (El Progresso, Chiquimula, and others) and then via secondary paved roads to nearby towns. Variably maintained 2-wheel and 4wheel drive roads access the mineralized zones and other parts of the Project Areas. The international airport in Guatemala City is serviced by daily flights to Miami and other North and Central American cities. The main port of entry into Guatemala is Puerto Barrios, located on the Caribbean coast approximately 300 kilometres northeast (by paved highway) of Guatemala City.
Elevations within the Project Areas are range up from less than 500 metres above sea level in the principal valleys. The land often rises sharply into limestone and/or younger volcanic terranes often exceeding 1500 metres in elevation. The areas usually cover rolling to moderate topography.
Less arable land is generally covered with scrub and in places pine forest while more arable land has been deforested and supports small plots of crops.
The climate in the area is subtropical and comprises a dry season from December to April and a rainy season from May to November. The driest months are generally February and March and the wettest months are July and September. The average annual rainfall is 1000 - 2000 millimetres. Temperature varies little throughout the year averaging 22 degrees C and ranging between 30 degrees C and 10 degrees C.

The Marimba Project is located near the municipality of Jocotan, population 500 which contains hotels, restaurants as well as most logistical needs including groceries, supplies, and gas stations. The majority of the people work in the agricultural sector or in small, artisan craft businesses. Local labour is plentiful however the pool of skilled workers is small. A modern electrical line serves Jocotan. All logistics can alternatively be completed out of the regional centre of Chiquimula (population 40,000) located 40 minutes away by paved road. The area has an abundant water supply in permanent streams and rivers (e.g. Rio Jocotan and Quebrada Agua Caliente).

Work History

     Gold Fields Joint Venture/Marimba Joint Venture/ Holly
     Joint Venture/Eastern Guatemala Projects

Government geology maps completed in the early 1970's mapped altered rhyolite volcanics, travertine deposits and active hot springs in several area within the Guatemalan Properties of the Company. Geological investigation of the area was undertaken in 1999 and included rock and stream sediment sampling.

Several companies have completed reconnaissance sampling in various areas in central and eastern Guatemala over the last five years including Mayan Minerales S.A., Tombstone
Explorations Co. Ltd., and Glamis Gold Ltd. In most cases no results are available for these programs.

The Company acquired ground in 2001 and completed widespread rock, soil, and stream sediment sampling. Additional evidence of mineral potential was provided by silica and clay alteration exposed during the building of a new roads and highways between 1999 and 2001.

The central and eastern portion of Guatemala has become an attractive target partially due to the continued success of Radius to discover new gold mineralized systems along the same structural trend. The Company has recently drilled the Holly Gold Project in the central portion of the belt. A
Joint Venture between the Company and Gold Fields of South
Africa is currently evaluating two Projects, El Tambor and Bella Vista, both on the western end of the mineralized corridor.

There is no history of commercial mineral production from the Radius Guatemalan Projects however several of the Projects contain small adits, pits, and trenches from previous activities which were probably active in several phases including the 1800's, Spanish Colonial (1500-1600's) and possibly prior to this by the local Mayan Indians.
Locals have also extracted small quantities of stibnite, that is sold locally, best evidenced by several small pits and cuts on the Marimba Project.

Geological Setting

     Regional Geology
The Radius Guatemalan Properties are located in Guatemala,
Central America.   Guatemala, and the rest of Central
America, can be described as a land bridge between North and South America.
The area has a highly complex and very active tectonic history that is a result of the interaction of several lithospheric plates and has created a diversity of depositional environments, deep-seated structures, and numerous mineral deposits.
Guatemala is bisected with the southern Chortis Block of the Caribbean plate separated from the northern Maya Block by the Motagua-Polochic Fault System. The Caribbean Plate is one of three small plates sandwiched among the three larger North American, South American, and Pacific Plates.
Rocks within the broad fault-bounded zone are dominated by three stratigraphic groups; Paleozoic basement, Cretaceous to Tertiary sediments, and Tertiary to recent volcanics and volcaniclastics. All rock units are cut by coeval and younger intrusions related to the eastward migration of the Caribbean Plate.
     Local Geology - Geology of Southern Guatemala
The Motagua-Polochic Fault and Jocotan Fault represent distinct transitions for the geology of central and eastern Guatemala which comprise the Radius Guatemalan Properties. Rocks to the north of these faults are dominated by blocks of basement including schist, massive limestone and sedimentary units, and ultramafics, which form the Central America Mountain System. To the south the geology is largely Tertiary volcanics of the Pacific Volcanic Belt.
The pre-Tertiary rocks have been folded and later block faulted into basins that parallel the major trend of the Guatemalan mountains. The area was also the site of Tertiary volcanism centred within the elongate graben basins parallel to the trend of the Motagua and Jocotan Fault Zones and the axes of the major folds. These grabens were basins of deposition for the overlying thick sequences of red beds. Distribution of the Tertiary red beds along major fault zones is the result of volcanism along the zones of weakness and subsequent accumulation of volcanic detritus in basins that were controlled by normal faulting. Pyroclastic activity increased throughout the Tertiary and thick blankets of tuff often occur on all but the most prominent peaks of pre-Tertiary rocks.
Siliceous flows, basalts, lahars, and pyroclastics were deposited throughout the Pliocene and Pleistocene.
     Project Geology
          Gold Fields Joint Venture
The Gold Fields Joint Venture is primarily underlain by amphibolites, phyllites and argillites, and minor limestone lenses of the El Tambor Formation. The siliceous and carbonaceous argillites mapped on the property may be members of the El Tambor Formation or the lower El Pilar Group. The El Tambor Formation comprises a west-trending band that extends across the property. Throughout most of the property, schistosity and cleavage dip consistently and moderately to the south-southwest. On the Unidad Tipo block, schistosity and cleavage orientations are much more diverse, suggesting proximity to a fold hinge.
On the eastern half of the area amphibolites host the Sastre, TBS, Escondida and LTR zones. The amphibolites are wellfoliated, fine- to medium-grained and medium to dark green in colour where fresh. Chlorite, biotite and epidote are also present, which, along with actinolite and tremolite, are interpreted to represent retrograde greenschist facies metamorphism after initial lower amphibolite facies metamorphism. Metamorphic quartz veins and boudins are common within these amphibolites. The protoliths for the amphibolites are believed to be gabbros and mafic volcanics. In outcrop, argillites are pale to medium grey, strongly clay-altered, strongly foliated and finely banded with common coarser lenses and grains of quartz and plagioclase. These argillites are probably derived from volcanic detritus. Light grey to grey brown phyllites are strongly foliated, fine- to medium grained and strongly altered to sericite, clay and Feoxides, particularly in mineralized zones. Metamorphosed sandstones weather light grey and consist of fineto medium-grained quartz in an argillically-altered matrix.
The El Tambor Formation is in fault contact with quartzose sandstones of the Santos Formation and a M'lange Zone of San Diego Phyllites and El Tambor Formation. The El Tambor Formation and Melange Zone are also in fault contact with, and locally intruded by, locally termed, Santo Domingo and Tres Sabanas granite to quartz monzonite intrusions. On the western half of the property, Tertiary to Quaternary basalt flows overlie San Diego and El Tambor phyllites. Thick, localized Quaternary accumulations of unconsolidated pumiceous ignimbrite, ash and diamicton are common throughout the property.
The Gold Fields Joint Venture is located above and to the south of the Motagua Fault Zone, a crustal-scale, left-lateral strikeslip fault with several subparallel splays, including the Polochic, Jocotan and Chamelecon Faults. The dominant structural grain on the property is a south-dipping schistosity, averaging 104 degrees /58 degrees S, prevalent in the El Tambor Formation metavolcanics and metasediments. Strongly brecciated and intensely fractured mineralized zones on the property are strongly structurally controlled with two orientations noted. Foliation sub-parallel and shallow north-northeast dipping faults have been noted in the Sastre, TBS, LTR, and Lupita West Zones. Relative timing of these faults is generally not known, but an exposure in the Sastre Zone exhibits one of these shallow north-northeast dipping shears cutting a foliation-parallel shear. The orientation of the flat-lying shears averages 326 degrees /16 degrees N.
Later episodes of faulting are also present and appear to truncate and/or displace mineralization. These block faults strike 150 degrees 200 degrees and dip moderately.

          Marimba Joint Venture
The geology of the Marimba Joint Venture can be broadly separated in three sectors. The first sector consists of the southern half of the Project and is underlain by limestone, shale and conformable limestone conglomerate of largely Cretaceous age overlain by a thick sequence of tuff. The second sector consists of the northern Project area and is dominated by Paleozoic basement of schist and phyllite. The Jocotan Fault generally separates these first two sectors. The third geological sector, the western area, contains a mixed volcanic and sedimentary sequence related to the Jocotan Graben and extends about five kilometres long and three to four kilometres across.

The dominant alteration is pervasive weak to strong calcium (with minor iron and magnesium) carbonate alteration occurring as a highly variable interaction of stockwork and disseminated calcite veining and carbonitization of host rocks. All rock units including recently deposited sediments and slope debris have been affected. This area of carbonate alteration has now been traced over an area up to two kilometres in width and seven kilometres in strike along the trend of the Camotan Fault. Widespread but highly variable silicification has also altered all rock units. Active deposition of travertine (calcareous sinter) and carbonitization of all rock units continue to occur associated with a series of active hot and warm springs. Silica sinter has been mapped in several areas often immediately underlying the travertine. Many of the mineralization zones and alteration are also associated with red-brown limonitic staining and iron oxides probably related to the weathering minor amounts of iron rich sulphides.

The structural setting of the Marimba Project is highly complex, reflecting the long-lived and highly active nature of the tectonics in this part of the world. The sub-parallel, regionalscale, NE-SW to nearly E-W trending, Camotan and Jocotan Faults are dominant structures in the area. They are interpreted as steeply dipping transcurrent faults with predominantly strikeslip displacement however evidence also suggests a component of low angle thrusting, most notably in the Cerro T area. Between these two major structures, cross structures are numerous with the orientation of these secondary structures being highly variable. Prominent NW-SE structures form the eastern and western boundary faults for the Jocotan Graben, an apparent pullapart feature with long-lived volcanic activity including the emplacement of the prominent rhyolite domes in the Goliath area. The thick volcano-sedimentary sequence has been affected by at least one major folding event. The fold axes are sub-parallel to the Jocotan Fault. Brittle cracking of the lowermost portion of the massive limestone unit in this sequence may have been a significant feature in creating open spaces later used and filled by mineralizing fluids.

          Holly Joint Venture

The Holly JV is situated at the contact of the Paleozoic metamorphic rocks and the Tertiary volcanic field to the south. The contact is along the E-W trending Jocotan fault.

          Eastern Guatemala Projects

The geology of the Eastern Guatemalan Projects can be broadly separated in three sectors. The first is the Northern Portion of the Area underlain by phyllite and schist of the Paleozoic Santa Rosa Group. The Southern Portion is dominated by Quaternary volcanic and recent cover. The main area of interest is the Central Portion of the project comprised of Cretaceous to Quaternary sedimentary and volcanic units in both unconformable and faulted contact. The Jocotan Fault runs through this Central Region which is also highly faulted and fractured by a series of NNW-SSE and N-S faults.

Exposed lithologies from oldest to youngest are Paleozoic phyllite, schist, and granite, Cretaceous limestone and limy siltstone, and volcaniclastic rocks. Several contacts have been mapped as conformable (Clemons, 1966). Irregular Paleozoic intrusive rocks occur in the northern half of the Project area. Overlying Tertiary volcanics and volcaniclastic include: lithic crystal tuff, rhyolite, lapilli tuff, and basalt. The large Chiquimula Pluton of Cretaceous age has intruded the basement rocks near the northern boundary. This 10km by 10km sized intrusive body appears largely unaltered and only rarely fractured. Marginal porphyritic phases are exposed on the southern and western margins of the pluton. A one square kilometre area in the central portion is covered by calcareous travertine that has been deposited from recently active hot spring.
The dominant alteration is pervasive weak to strong silicification. In general two styles of alteration occur; the first related to hydrothermal activity which has produced silicified zones and discrete quartz veins within all known mineralized zones, a second style consists of silica sinter which has formed relatively recently and occurs as cover over older lithologies and as cement to recent sedimentary deposits and in the area. A second form of alteration consists of clay alteration. Three distinct styles are recognized; the first associated with faulting and or shearing related to regional scale structures, the second related to younger volcanic events, and the third associated with the currently active and older hydrothermal and hot springs systems. Warm and/or tepid springs, evidenced by travertine (calcareous sinter) deposits, along the western edge of the Chiquimula Graven have weakly altered all older rock units. Many the mineralization zones and alteration are also associated with red-brown limonitic staining probably related to the weathering of trace to minor amounts of iron oxide often introduced during alteration.
The main structure is the east-west trending Jocotan Fault. Government mapping shows a distinct break with older basement rock above the fault and younger (primarily volcanic) units to the south. The fault breaks up in place and is actually a series of parallel to sub-parallel structures. The younger volcanics (mostly Upper Tertiary and Quaternary) do not appear to have been affected by the fault. A series of NNW-SSE faults and fracture sets cut the Holly Project (central portion of the Eastern Guatemala Projects). Mineralized structures with significant gold contents are most often orientated along this structural trend.
Deposit Types
     Gold Fields Joint Venture/Marimba Joint Venture/ Holly Joint Venture/Eastern Guatemala Projects

The Radius Guatemalan Properties cover a series of precious metal showings related to rhyolite domes and associated mesothermal, epithermal and hot springs style mineralized systems.

Gold-bearing mineralized systems similar to those found within the Guatemalan Properties include systems commonly termed lowsulphidation, epithermalstyle, gold-bearing systems. Additionally the area has potential for structurally-controlled vein mineralization, and disseminated/replacement (Carlin) style gold mineralization. Plutonic centres ("hot spots") and appropriate structural/ lithological traps would promote these styles of mineralization.

The Project is located in a mineralized belt that includes several active exploration projects, advanced precious metal properties, and operating gold mines. Brief descriptions, using publicly available information, for several of these other projects are included. The Marimba Project has characteristics in common with all of the other projects, however, the following information is not necessarily indicative of the mineralization on the Marimba or Holly Projects.

In the adjacent portion of Honduras gold is currently being mined at the San Andres Mine (20 kilometres southeast).
Heap leach gold mining at Geomaque Explorations Ltd.'s
Vueltas del Rio Mine (40 kilometres east) is exploiting a probable gold reserve of 2.1Mt grading 2.5 g/t Au, Walford, 2002.

Glamis Gold Ltd.'s San Martin Mine in Honduras occurs in a geological environment similar to the Marimba Project. The mine entered commercial production in 2001 and produced
113,000 ounces in 2001. Glamis reported production of 38,695 ounces in the third quarter of 2002.

The Cerro Blanco Gold Project, located 80 kilometres south, hosts low sulphidation epithermal and hot springs related gold mineralization.

Drilling on the Marlin Project by Francisco Gold (now Glamis Gold Ltd.) in equivalent rocks along the parallel Motagua Fault in western Guatemala has outlined a measured gold resource of 4.2Mt grading 1.9 g/t Au and 29g/t Ag and an indicated resource of 8.6Mt grading 1.5 g/t Au and 22g/t Ag (Voorhees, 2002).

Mineralization

The Radius Projects cover several precious metal showings related to rhyolite domes and associated mesothermal to epithermal and hot springs style mineralized systems.

     Gold Fields Joint Venture
Current understanding of the gold mineralization on the Gold Fields Joint Venture identifies the known zones as classic examples of orogenic lode gold deposits. Gold mineralization is associated with convergence of North American and Caribbean plates, major structures which evolved from transpressional to transcurrent movement. Mineralization is postpeak metamorphism. The gold zones are structurally controlled: discordant veins, quartz-crush zones, vein stockworks, shear zones. The majority of the systems are Au-As systems, with arsenopyrite the most common sulphide. Hydrothermal plumbing systems are laterally and vertically extensive, with a combined strike length of over 30 kilometres.
The Gold Fields Joint Venture hosts at least 10 goldbearing mineral occurrences spread over a 14 by 6 kilometre area. Geological and geochemical evidence indicates that this mineralization is of a low sulphidation epithermal style. Mineralized zones include; Sastre, Lupita, Chorro, Valery, Escondida, LTR, TBS, Bridge, JNL, and La Laguna.
The Sastre Zone consists of a series of shallowly dipping, strongly oxidized and fractured or brecciated tabular bodies from 5 to 41 metres thick. Evidence from trenching suggests that there may be stacked or fault-repeated mineralized bodies. The dominant controls on mineralization appear to be two sets of shear zones: foliation sub-parallel, shallowly to moderately south dipping shears, and flat-lying to shallowly north-dipping shears.

The Lupita Zone consists of hydrothermal quartz with disseminated pyrite and arsenopyrite in carbonaceous phyllites. Amphibolite schist hanging wall rocks were conspicuously unmineralized. The Chorro Zone appears to be a westward continuation of the Lupita Zone however, controls on mineralization are not well understood and the zone is structurally more complex. As in the Lupita Zone, the hanging wall consists of chlorite schist, which is likely an altered amphibolite, with mineralization hosted in a siliceous argillite or phyllite along this contact. This siliceous argillite is buff to grey-white and is commonly silicified and brecciated, largely sericite and clay altered. In addition to white, probably metamorphic, quartz, the siliceous argillite is cut by dark grey quartz veinlets that contain arsenopyrite. Mineralized material is strongly oxidized with abundant limonite, locally abundant hematite, and minor scorodite

The Bridge Zone consists of hot spring-related gold mineralization observed primarily in railroad embankments, trenches and outcrops along Rio Las Canas four kilometres westsouthwest of the Sastre Zone. Active hot springs located on the south bank of the river and just above the railroad tracks first drew Tombstone to examine the property. These hot springs are actively depositing sulphur at the vent site. The underlying geology is comprised of friable carbonaceous argillite overlain by Tertiary felsic tuff and Quaternary ash.

The Valery Zone is located approximately 2.5 kilometres
southwest of the Sastre Zone.   This area is underlain by
variably altered and commonly brecciated and siliceous argillites, phyllites and sericite schists, chlorite schists and mafic metavolcanics. Northwest-striking faults have placed these units in contact with Santo Domingo intrusions. Locally, small dykes related to this intrusion are found in sericite schist. Siliceous argillites are invariably argillically-altered, brecciated, silicified and commonly cross-cut by quartz stringers. Pervasively silicified zones contain angular fragments of dark grey siliceous argillite and are cross-cut by vitreous to milky quartz stringers and contain up to 10% finely disseminated arsenopyrite. Trenching has confirmed interpretations that the mineralization is contained in a flat-lying to gently dipping thrust zone between Tambor meta-volcanics in the hanging wall and Tambor phyllites in the footwall.

The TBS Zone (including Escondida and LTR) consist of auriferous mineralization exposed in a series of outcrops and trenches located approximately two kilometres southeast of the Sastre Zone. These zones are hosted in variably-altered amphibolite schist, as at the Sastre Zone, in close proximity to Santo Domingo intrusions. Limestone lenses are also present within the altered amphibolites. The mineralized zones are characterized by strong orangebrown carbonate alteration, a high degree of fracturing and brecciation, sericite-clay alteration and lesser quartz veining. Stockwork calcite/quartz veining marks more resistant zones and outcrops. Drilling at TBS/LTR has intersected sub-horizontal mineralized zone with strong quartzcarbonate-sericitelimonite alteration in multiple intervals. Altered zones contain erratic weak to moderate iron oxide psuedomorphs after pyrite-arsenopyrite. Additional zones of weak carbonatization, quartz-calcite veining and weak to moderate sulphide mineralization are present in the footwall to the main altered zone.

The JNL Zone is located approximately 2.5 km northeast of San Pedro de Ayumpuc. The area is underlain by El Tambor Formation phyllites and mica schists that have been intruded by Tres Sabanas granitic intrusions, related to the Santo Domingo intrusions. Tertiary to Quaternary basalts locally form valleyfill deposits. Mineralization is comprised of strongly argillically-altered phyllites with quartz veinlet stockworks. Detailed mapping indicates that anomalous gold values are associated with iron oxide-rich low angle brittle fault structures, quartz crush zones, quartz-sulfide veining along axial planar cleavages to crenulation folds and in some cases, to quartz veining.

The Achiotes / Q78 Zone is adjacent to and approximately 500 metres east of JNL. The gold mineralization at Achiotes occurs principally in arsenopyrite-bearing quartz veins and in greenish black silicified structures in phyllites, accompanied by stockworks of white quartz veinlets. Quartz veins typically range from 10 to 30 cm in thickness but exceptionally range up to 5m. Silicified zones in phyllites typically range from 20 cm to 1m in thickness, with a maximum observed thickness of 4m. Veins and silicified zones in phyllite tend to be condordant with foliation and dip moderately to steeply to the north.
The Gualpinol Zone is a large gold anomalous zone on the eastern end of the western anomalies. Gold is associated with arsenopyrite-bearing quartz veins in phyllite host rocks.
Visible gold is readily evident in association with the quartz veins.

The La Gartija Zone is the farthest east of the identified mineralized Zones on the Gold Fields Joint Venture.
Mineralization is associated with 0.5 to 2m wide shear structures or breccia zones. These structures are commonly oriented E-W but with variable dips. Low-grade mineralization (0.5 to 1 g/t Au) is associated with narrow fracture zones or stockwork zones parallel to foliation.
The mineralization is projected to dip at a low to moderate angle to the north.

The La Laguna Zone is the largest of the western anomalies. Mineralization at La Laguna Zone formed during a deformation event which resulted in NE verging faulting and folding of the Tambor units.
The Laguna Zone is located on the WSW facing limb of a large property-scale, complex fault-bend/propagation antiformal fold system and are dominated in section by north verging displacement on SW-dipping faults. The northern portion is characterized by stockwork vein zones and sheared stockwork vein zones typically running 1 to 2 g/t Au. Pervasively clay altered zones typically run
<500 ppb Au.  Gold grades are systematically higher to the
south, corresponding to higher elevations. Mineralization in the southern portion of Laguna Zone is contained in a network of conjugate shears, sigmoidal veins and possible flat veins within foliated granitoid host rocks. The zone is bounded by a set of NW-striking reverse fault zones that dip moderately to the west-southwest.
     Marimba Joint Venture
Several mineralized zones have been identified on the Marimba Joint Venture. Individual zones have had varying amounts of exploration and as such the current level of understanding differs greatly. The known precious metal showings on the Marimba Project outcrop over an area of six kilometres by three kilometres hosted in a variety of altered units including silicified schists and jasperoidal (silica replaced) limestones.
The Cerro T Zone is located in the central portion of the Marimba Joint Venture, adjacent to the main highway. This two kilometre long by 0.4 to 0.9 kilometre wide gold bearing zone is centred over a topographic high elongated in an east-northeast orientation. Mineralization is concentrated at the base of a massive limestone unit near the contact with thin bedded limestone and calcareous siltstone. Primary control to the mineralization appears to be faulting and fracturing related to the Camotan Fault and associated splays. Continuous chip sampling of bedrock exposed along an access road has returned a length weighted average of 0.64g/t Au over 42.5 metres with individual samples as high as 1.5 g/t Au. A series of outcrops, approximately 25 to 75 metres upslope from the road cut exposure ranged up to 5.2 g/t Au over a width of four metres. A 120 metre long road cut, completed in October 2002, across the western portion of the north facing slope was tested by the collection of 30 samples which ranged from 383 ppb Au to 3.77 g/t Au averaging 1.44 g/t Au.

Mineralization at the Lantiquin Zone consists of highly carbonate altered and silicified limestone and sedimentary rocks. Host rocks include clay altered phyllites, carbonate altered schist and intrusive rock, and silicified thin bedded limestone. A brecciated zone cut by numerous centimetre-scale carbonate-quartz veins has been exposed for more than 400 metres in a roadcut along the Lantiquin Road. Chip sampling over a 250 metre section of this road exposure returned low-grade, anomalous gold values ranging between
0.1 and 0.8 g/t Au. Gold is strongly associated with arsenic (up to 3000 ppm) and moderately associated with antimony and mercury.
Gold bearing samples are characterized by brecciated, altered rock often containing variable amounts of iron oxide, trace stibnite, and fine pyrite. The anomalous samples outline a zone roughly two kilometres long by one kilometre wide.

The Goliath Zone is located at the base of a large rhyolite dome complex underlying the western potion of the Marimba Project. Mineralization consists of is detrital sinter, highly anomalous in trace elements and widespread, silicified, tectonic breccias with abundant limonitic gauge, grey silicified clasts and minor stibnite. Samples are generally weakly anomalous in gold (50 to 500 ppb Au) with anomalous values in antimony, arsenic and mercury.

Other mineralized Zones (including Marimba and Jocotan) consisting of quartz veins and silicified limestone associated with gossanous, iron oxide-rich fractures with irregular fluorite and stibnite is found in other parts of the Project. Recent prospecting along prominent topographic lineaments noted in satellite imagery has located additional mineralized areas.

     Holly Joint Venture

Mineralization at Holly is hosted by ridge-forming volcaniclastics and recessive mudstone, with minor amounts in the sheared phyllite to the north. Veins follow a 160 degree trending structural fabric.
There are three vein zones identified to date.
Mineralization is characterized by locally high grades of gold and silver within a package of argillic and silicified rocks.

     Eastern Guatemala Projects

The most advanced area within the Eastern Guatemalan
Projects is the Holly Project and several mineralized zones have been identified. The precious metal showings on the Holly Project outcrop over an area of 2.0 kilometres by 1.5 kilometres hosted in a variety of altered units including silicified schists and volcano-sedimentary rocks. Controls on mineralization include lithologies, structures, alteration related to felsic volcanism and possibly high level intrusives.

The Holly Ridge Zone is located in the central portion of the Holly Project, adjacent to the main highway. This 700m by 300m gold bearing zone occurs in variably silicified volcanosedimentary units on both flanks of a prominent east-west trending ridge. Mineralized structures in the area appear to be a series of en-echelon and/or discontinuous and subparallel silicified zones and quartz veins dominantly trending 10 to 30 degrees east of N-S and dipping steeply to the west. A series of trenches have exposed gold-bearing quartz veins and silicified zones with mineralized intercepts including; Holly Ridge South;
25.4g/t Au & 176g/t Ag over 3.8m and 34.0g/t Au & 332g/t Ag over 3.0m, and Holly Ridge North; 5.5g/t Au & 47g/t Ag over 8.0m and 20.3g/t Au & 163g/t Ag over 1.3m.

The Trench Ridge Zone has been exposed for more than 500 metres along a prominent ridge west of the main highway.
Mineralization has been outlined in channel, grab, and soil samples with an average width to the Zone of 250 metres. Individual mineralized structures closely parallel those of Holly Ridge with an average orientation of 160o. A series of trenches have exposed variably silicified and quartz-veined tuff.
Mineralized intercepts include 25.5g/t Au & 122g/t Ag over
6.0m.

Mineralization at the Construction Road Zone is spatially related to the large rhyolite dome. A 150 metres long roadcut, created during the construction of the new highway returned a weighted average for a series of chip samples of 1.69g/t Au & 5.1g/t Ag over 40.0m.

The Karen Zone is located 200 metres north of Holly Ridge.
Mineralization consists of a series of highly variable goldbearing quartz veins hosted by schist.
A series of samples collected in close proximity returned bonanza-grades ranging form 30 to 300 g/t Au over a width between 0.75 and 1.1 metres. Very fine grey sulphides, believed to carry the high silver grades, are irregularly distributed throughout the veins.

At the Trail Zone highly silicified finely bedded sedimentary rocks are exposed along a foot trail near the base of Holly Ridge. At the Trail Zone silicification is widespread (400m by 550m) however gold values are highly variable. Results of chip sampling have returned; 5.3g/t Au & 60g/t Ag over 18.0m and 9.2g/t Au & 95g/t Ag over 9.0m.

Addition mineralization has been outlined at Banderas / Agua
Zarca, Cieba and Ivy Projects.   The Bandera / Agua Zarca
Project is located 11 km SE of the Holly Prospect.   The
hydrothermal alteration that hosts the gold mineralized system is open to expansion.
The area is host to a complex of overlapping rhyolite domes formed at the rim of a basin that covers some 64 square
kilometres.   Gold mineralization within the basin is
associated with hydrothermal brecciation and pervasive silicification of the host rocks.

Exploration

Exploration on the Radius Guatemalan Properties has consisted of stream sediment, soil, float and outcrop rock sampling, trenching, and diamond drilling. Work has concentrated on areas of known mineralization. Several zones within the Gold Fields Joint Venture are the most advanced. It is believed that potential exists for the discovery of additional mineralized zones through a systematic program covering the under explored portions of the Properties.

All samples collected on the Radius Guatemalan Properties have been analysed at independent commercial laboratories for gold and a variety of pathfinder elements including; mercury, antimony, and arsenic. Rock samples have been described for geology and mineralization and located using Universal Transverse Mercator (UTM) co-ordinates. Descriptions of the rock samples include the nature of the material being sampled (outcrop, float, etc.), and the widths of mineralized zones where appropriate. A database has been compiled which includes all rock, soil, and stream sediment samples. Significant anomalies were generated for gold in rock, soil, and stream sediment sampling as well as follow-up trenching
and drilling.   Gold anomalies are variably associated with
silver, arsenic, mercury, and antimony anomalies.   The
geochemical response of gold in both soils and stream sediments appears good and may be used on both a property-
wide and detailed survey stage.   Background levels for gold
is less than 15 ppb Au and most of the mineralized areas commonly contain numerous samples in excess of 100 ppb Au and individual samples often exceed 500 ppb Au.
     Gold Fields Joint Venture
The Gold Fields Joint Venture received progressively detailed work programs between 2000 and 2002. Exploration consisted of database establishment and development, reconnaissance sampling, soil sampling, anomaly evaluation and target identification, target evaluation, permitting, road construction, target definition, and in the most advanced areas drilling. This work outlined a series of shear-hosted oxide gold zones along a 6 km strike length of the Tambor thrust fault.
The initial exploration program included the establishment of 100 line-km of grid and soil sampling. Gold Fields evaluated the soil database and concluded that nine major gold-in-soil anomalies have been identified in the area based on a grid soil survey comprised of 3958 samples collected over an approximate 11 square km area. The grid area was also geologically mapped and over 1400 rock samples were collected along the seven kilometre gold trend. The Sastre Zone, Lupita-Chorro Zone, and Bridge Zone were the first to be tested in detail.
          Sastre Zone
The Sastre Zone is exposed in a series of trenches, outcrops, and two adits on a north-trending ridge between
800 and 900 metres elevation.   These workings cover an area
of approximately 500 by 300 metres, and trenching in the Sastre North Zone has tested this mineralization for 400
metres along strike.                      The Sastre Zone
remains open down-dip and
to the south and post-mineral faulting appears to have displaced it to the west at the West Ridge Zone. Soil geochemistry indicates that the zone is closed off to the northeast. The Sastre Zone occupies a 600 metres by 500 metres area where prospecting and hand trenching programs have outlined six oxide gold within a large gold in soil geochemical anomaly. The first work program tested the zones with hand trenches returning average values of 4.9 g/t Au over 12.8 metres, 7.8 g/t Au over 24.5 metres, and 7.3 g/t Au over 30.5 metres. A 10-metre deep exposure in an excavator pit confirmed high-grade values in the hand
trenches.   Significant trench
intersections include:

   Trench     Slope      True        Au    Ag    As     Sb
            Width     Width*
       (metres)   (metres)   (g/t)  (ppm  (ppm   (ppm
                                          )     )      ) SA-
  1       25.2        9.9      5.25   0.7  9874     31
  SA-2      22.7       5.65      4.29   0.6
5956 37
  SN-2       7.9        5.2      6.34   0.8
8255 37
  SN-3      12.8        9.9      8.58   0.1
9022 26
  SN-6      18.5       13.7      3.04   0.2
7411 15
  SN-1      37.2       22.6      12.1   0.6
6945 45
  SN-4      29.4       23.1      2.06   0.1
7480 42
  SN-5      19.2       15.2      13.8  <0.1
1000     33
                                                0 SN-7
  64.4 41.3 6.20                  0.4
8415     26
  SN-8      46.8       34.0      11.0   n/a
n/a     n/a
  SN-9      14.5       11.4      4.72   n/a
n/a     n/a
  SN-10     12.45       8.6      6.05   n/a
n/a     n/a
     * true width based on an average orientation of 296 degrees /31 degrees N

          Lupita Zone

The Lupita Zone is located approximately 600 metres west of the Sastre Zone along the northeast-facing slope of a ridge. The mineralized zone has been traced along this ridge in trenches and outcrops. Lupita Zone hand trenches returned average values in the 1 to 2 g/t Au range over thicknesses of up to 30 metres. The flat lying Lupita zone target measures 300 x 300 metres and remains open to extension. Significant trench intersections include:

Trench    Slope      True       Au    Ag     As    Sb
          Width      Width*
          (metres)   (metres)   (g/t) (ppm   (ppm
(ppm
                                      )      )     )
LW-1      21.8       19.1       1.56  0.4    5789  19
LW-2      41.2       37.3       2.46  0.1    6312  22
LW-3      45.0       34.6       2.09  0.2    9053  11
LW-4      21.1       19.3       2.01
<0.1 8261  18
LW-5      14.6       10.6       1.83
<0.1 6926  23
        * estimated true width based upon an average apparent dip of 28 degrees

The Lupita Zone extends into the Chorro area approximately
400 metres west. Trenches and prospecting and rock sampling indicates that it could extend an additional 400 metres to the west.
Significant trench intersections include:

Trench    Slope      Vertical    Au    Ag    As     Sb
          Width      Width
          (metres)   (metres)    (g/t  (ppm  (ppm   (ppm
                                 )     )     )      )

CH-3      10.2       7.9         1.71  <0.1  8277   15
and       21.5       11.5        1.12
<0.1  1792  15
and       19.2       6.2         1.33
<0.1  5449  20
CH-4      7.2        3.3         5.47  0.4   8740   37
          Bridge Zone
Bridge Zone work traced the mineralization over a
600 metre x 300metre area before it disappears under ash
cover.     Channel and trench samples within the
mineralized unit at Bridge returned
gold values in the 2 to 4 g/t range over significant widths including 3.59 g/t over 85 metres. The zone is open to the southeast but rock sampling indicates that the zone weakens to the northwest, occurring as a broad zone greater than 200 metres in length of anomalous carbonaceous phyllite containing <1.0 g/t Au. The tuff units overlying the hot spring sites are locally silicified and sulphidized with anomalous Au, Ag, As and Sb values. Significant trench intersections include:

Trench     Width   True      Au     Ag    As    Sb
Hg    Tl
                   Width*
           (metre  (metres)  (g/t)  (ppm  (ppm  (ppm (ppm
           (ppm s)        )                )    )
           )     )

B-1        12.0    n/a       1.47   4.3   210   133
1.0   0.5
B-2        31.5    n/a       1.69   1.3   230   269
<1.0  0.5
B-3        14.3    11.4      2.44   11.7  531   34
<1.0  1.6
Railroad   65.0    n/a       2.56   11.5  254   88
2.5   10.8 cut
(south
bank)
River bank 100.0   n/a       3.43   14.9  351   42
2.2   4.8 o/c
(north
bank)
   *  Assuming mineralization is horizontal
          Valery Zone
The Valery Zone is located approximately 2.5
kilometres southwest of the Sastre Zone. Float samples of mineralized blocks contained coarse gold and adjacent trench samples returned 14.1 g/t Au. The overall thickness of the zone is not known, and it remains open along strike and to the south. Soil geochemistry suggests that the zone may be limited to the west, but remains open to the east along strike. Significant trench intersections include:
Trench    Slope      True        Au    Ag    As
Sb
          Width      Width*
          (metres)   (metres)    (g/t  (ppm  (ppm
(ppm
                                 )     )     )      )
VA-1      45.0       n/a         1.54  0.5   1395
42
                                             0
VA-2      25.0       n/a         1.20  0.4   5002
30
VA-3      16.0       n/a         2.03
<0.1  2535  16
VA-4      19.0       8.9         4.51  0.3   2322   26
And       19.0       8.7         2.29  0.1   6033   26
VA-5      3.8        2.5         1.32
<0.1  3858  16
and       13.6       6.5         2.10
<0.1  3264  17
VA-6      26.8       16.7        1.48
<0.1  8882  66
 *  Assuming mineralization is horizontal

Trenching completed at the Valery Zone in May 2002 returned mineralization averaging 1.18 g/t over 24m.
A series of 72 pits were excavated (August, 2002) in the Valery area in August 2002 to exposed a more three-dimensional view of the mineralized system. Results of the pitting demonstrated that the mineralized zone occurs in a 10 to 20m thick remnant of phyllites in thrust contact with underlying unmineralized amphibolites.

             TBS Zone (including Escondida, LTR)

The Escondida, LTR and TBS Zones consist of auriferous mineralization exposed in a series of outcrops and trenches located approximately two kilometres southeast of the Sastre Zone and immediately north of highway CA-9. Mineralized zones in the TBS West trenches remain open in all directions and soil geochemistry indicates that this zone may be continuous with the LTR Zone to the west. Significant trench intersections include:

Trench    Slope      True        Au    Ag    As
Sb
          Width      Width*
          (metres)   (metres)    (g/t  (ppm  (ppm
(ppm
                                 )     )     )      )
TBS-1     26.0       11.8        1.73  0.8   3569
949
TBS road- 25.0       n/a         4.42  0.5   3960   2441
cut
TBSW-2    45.0       27.9        1.93  n/a
n/a    n/a
TBSW-3    47.2       11.2        3.14  n/a
n/a    n/a
TBSW-4    29.8       26.3        2.44  n/a
n/a    n/a
ESC-1     13.0       5.7         1.43  0.3
2092   16
LTR-1     13.1       6.4         2.45  0.4
3383   15
LTR-2     23.5       12.0        2.42  0.4
3733   22
          *  Assuming mineralization is
horizontal

Soil geochemistry suggests both zones may be delimited to the south but remain open to the east, west and north, and may be continuous with the Sastre Zone.

          The JNL Zone

Work at the JNL Zone is not as far advanced as some of the other zones on the Joint Venture. The gold in soil anomaly is approximately 800 metres long by 50 to
100 metres wide. Trenching to date has returned 7.5m @
6.21g/t Au, 7.0m @ 3.36g/t Au, 9.0m @   1.68g/t Au, 13.9m @
5.4g/t Au, and 19.9m @ 9.7g/t Au.
          The Achiotes / Q78 Zone
Soil sampling has defined a series of east west trending soil anomalies in the central portion of the western half of the Joint Venture. Highly anomalous portions of the anomalies were tested by hand trenching. Trench results at Achiotes include ACHS-1 with 4.60m avg. 13.4 g/t Au (open to north) and 1.94m @ 9.4 g/t Au (Open to north and south)and 1.30m @
1.2 g/t Au, ACHS2 with 1.97m @ 1.301 g/t Au and 4.99m avg
4.024 g/t Au, and ACHS-3 with 10.35m avg. 2.172 g/t Au. The latest trench ACHN-12 returned two mineralized intervals:
3.04m @ 2.945 g/t Au and 6.13m @ 2.913 g/t Au. Sampling of a 30m extension (August, 2002) to the original trench ACHS-1 identified an additional mineralized zone grading 4.85m @
7.595 g/t Au. Trenching on the adjacent Q78 anomaly has returned 1.5m @ 1.23 g/t Au in an area where reconnaissance sampling returned a maximum value in rock samples of 13.2 g/t Au.

          The Guapinol Zone

Soil sampling has outlined a gold in soil anomaly measuring 100 metres in length by 100 to 250 metres in width. In general, the east-west trend of the Guapinol soil anomaly encompasses steep slopes covered by dense brush and wooded areas with heavy undergrowth. Trenching returned 26.05m @ 5 g/t Au and 7.47m averaging 2.647 g/t Au. Initial sampling in southern portion of the area confirmed presence of high grade gold mineralization ranging to 64.931 g/t in grab samples. Reconnaissance along the trend of the vein system identified high-grade mineralization of 42.397 g/t approximately 400m to east of discovery area and 9.11 g/t approximately 200m west of discovery area. Guapinol trench GP-1, completed in September 2002, returned 26.05m averaging 4.648 g/t Au (26.05m @ 5.936 g/t Au in check sampling). Included within the 26 metre mineralized zone is a 10.42m interval averaging 8.739 g/t Au. Through December 2002, a total of 21 trenches have been excavated and sampled in the Guapinol area. Six of the trenches are located in the Guapinol North area and 15 are located in the Guapinol South area. Most recent trenching at Guapinol continued to indicate strong gold mineralization with GP7 averaging 7.61 g/t Au over 7.49m interval, GP-9 averaging
20.806 g/t Au over 8.81m, including 6.36m @ 28.344
g/t Au, GP-10 averaging 8.41 g/t Au over 4.60m and GP13 averaging 34.28 g/t Au over 2.1m. Potential strike length for Guapinol South vein zone approaching 2km with vein system remaining open both to west and to east.

          The La Laguna Zone
The Laguna Zone is the farthest west anomaly identified to date on the Gold Fields Joint Venture. The gold in soil anomaly consist of two parallel eastwest trending anomalies (North and South) each approximately 600 metres long by 200 to 400 metres wide. Reconnaissance sampling along the trend
has returned up to 19.4 g/t Au.   Trenching returned 14m
@ 2.91g/t Au, 35.2m @ 2.57g/t Au, 9.94m @ 2.74g/t Au, 44.0m
@ 6.16g/t Au, and 28m @ 1.84g/t Au. Laguna North roadcuts, confirming grades indicated by earlier trenching. Mineralized intervals from the new roadcut include 23.57m averaging 1.848 g/t Au and 56.09m averaging 5.353 g/t Au. Grades range up to 25.068 g/t Au with the higher grades commonly being associated with quartz veins

Exploration has advanced a number of prospective areas within the belt to the drill ready stage. Several of the mineralized zones have been drill tested and results are discussed under drilling.

     Marimba Joint Venture
To date a total of 380 rock, 1837 soil, and 94 silt samples have been collected and analysed from within the Marimba
Joint Venture. The 1837 soil samples were collected over a grid 4.5 kilometres in length by one to two kilometres in width located in the central portion of the Marimba Project. Goldin-soil anomalies were generated in two areas associated with gold in bedrock; Cerro T and Lantiquin. Additionally a large silver anomaly was outlined over an area three kilometres long by one kilometre wide along the southern limit of the soil grid.

The Cerro T soil anomaly has numerous samples greater than 100ppb Au, commonly greater than 200 ppb Au, and significant areas returning greater than 500 ppb Au. Sample results ranged up to 2900 ppb Au (2.9 g/t Au). The gold-in-soil anomaly extends 2.5 kilometres in length by 0.5 kilometres in width. Antimony is anomalous in a significant number of samples and in general have a good correlation with the most highly anomalous gold values. Anomalous silver values are widespread and moderate in strength in the Cerro T anomaly. Mercury and arsenic in soils are typically associated with the most highly anomalous gold values. The Lantiquin soil anomaly is centred two kilometres west of the Cerro T anomaly. With respect to the Cerro T anomaly the style of the Lantiquin anomaly differs in that the gold in soil anomalies are more widespread and more irregular, however the most highly anomalous samples are of equal magnitude. Arsenic is highly anomalous in a significant number of samples in the Lantiquin area and exhibits a good correlation with the most highly anomalous gold values. Silver anomalies are widespread but only moderately anomalous. Anomalous mercury and antimony values are associated with the most highly anomalous gold values.

Widespread rock sampling has returned numerous anomalous results concentrated in five zones discussed under mineralization. The Cerro T area is the most advanced exploration target on the Marimba Project. Numerous rock samples have been collected from outcrops, float and rubble. A road cut, completed in October 2002, along the 520 elevation on the north face of Cerro T, was tested by 30 samples which ranged from 0.38 to 3.76 g/t Au and averaged
1.44 g/t Au. The Lantiquin Zone is centred two kilometres west of the Cerro T Zone. Numerous rock samples collected on and around a prominent road cut returned widespread gold values. Most samples collected within the zone are anomalous returning greater than 200 ppb Au with several samples ranging up to 1.5 g/t Au.

     Holly Joint Venture

Exploration conducted by the Company on the Holly Project has consisted of stream sediment, soil, and both outcrop and float rock sampling. Work has also included trenching on areas of known mineralization as well as continuous chip sampling along accessible roadcuts. Gridded soil lines have been completed over the mineralized zones. Existing data is largely from the central portion of the Project and potential exists for the discovery of additional mineralized zones through a systematic program covering the entire Project. To date exploration includes a total of 849 rock, 1114 soil, and 65 silt samples collected and analysed from within the Holly Project. Significant anomalies were generated for gold in rock, soil, and stream sediment sampling. Gold anomalies are variably associated with some or all of silver, arsenic, lead, antimony, and tungsten in selected areas.

The Trench Ridge, Holly Ridge, Trail, and Karen Zones have very significant amounts of silver associated with the higher gold values. Silver ranges as high as 3844g/t Ag at Karen and 1423g/t Ag at Holly ridge. The Trail Zone has a distinct geochemical signature from all other zones with elevated nickel, vanadium, zinc, manganese, iron, and copper. The Construction Road Zone is anomalously low in silver compared to the other zones. For all of the individual Zones the highest grades of gold have additional elements associated including tungsten as well as minor arsenic lead and antimony. Numerous rock samples from outcrops, float and rubble have been collected from the Holly-Trench Ridge Corridor. A significant number of samples returned "bonanza-grade" values for gold with very significant grades of associated silver. An example includes trench HOL-R12 where a one metre chip (Holly Ridge) returned 67.8g/t Au and 1937g/t Ag with weakly anomalous levels of lead at 35ppm and 61ppm tungsten. Trench HOL-R02, a 2.0m chip of quartz vein on Trench Ridge, assayed 17.8g/t Au and 788g/t Ag with anomalous levels of arsenic at 21ppm, 42ppm lead and 22ppm tungsten. In addition to float and outcrop rock sampling exploration has included gridded soil coverage. Gold values define a series of parallel zones along the prominent N-S structural trends. The Holly Project was tested by eight diamond drill holes in 2002 discussed under Drilling herein.

Recent prospecting and trenching conducted by Pillar Resources Inc. at the Banderas vein system have extended the known strike length of epithermal vein mineralization by 600
m.  A low angle
vein (dipping 40 degrees west), averaging 2-6 m in thickness, was located and trenched at the north-east end of the Banderas soil anomaly. Similar banded, high-grade, Au/Ag quartz veins occur in float and outcrop elsewhere on the property and trenching will be
conducted in these areas.
Gold and silver assay results from recent trenching are tabulated below. Highlights include Trenches 002 and 003 which returned 4.4 m @ 13.1 g/t Au equivalent and 3.5 m @
16.9 g/t Au equivalent respectively.
Initial geological interpretation suggests that at least 2 separate veins have been exposed in the trenches. A map showing the trench locations has been posted on the Pillar and Radius websites.
Preliminary petrographic examination of vein material from Banderas, carried out at the University of British Columbia, identified mineralogical and textural evidence which suggest that the Banderas veins are at a relatively high level in the mineralizing system, with good potential for the mineralized horizon to extend to deeper levels. In contrast, the presence of base metal sulphides and the absence of chalcedonic silica in samples from the Holly prospect, suggest a greater depth of formation.
  Trench       Channel       Au g/t     Ag g/t    Au
Eq.
  Number       Width (m)
g/t*
  Main Vein Trend
  T002         4.4           12.5
41.2      13.1
  T003         3.5           1.6
1074.8    16.9
  T005         2.1           6.2
8.3       6.3
  T006         Post Mineral
               Cover rocks
  T007         Results
               pending
  T008         6.7           4.3
72.0      5.3
  T009         2.7           4.3
pending   n/a
  T010         Post Mineral
               Cover rocks
  T011         Results
               pending
  Secondary Vein Trend
  T001         0.6           5.8
120.9     7.5
               4.0           2.7
43.0      3.3
               1.1           3.0
430.5     7.3
  T004         No
               significant
               results
*Calculated using a price ratio of 70:1
(Ag:Au)


Drilling

     Gold Fields Joint Venture

Starting in 2001 the Company completed a detailed
surface exploration program on the Tambor Gold Project (now
part of the Gold Fields Joint Venture).  A total of 30
reverse circulation and diamond drill holes were completed
on three zones: Sastre Zone, Bridge Zone, and Lupita Zone.
The first drill holes on the Gold Fields Joint Venture
ground were completed on the Lupita Zone. The Lupita Zone
holes cut mineralized intervals in several holes including
LWRC#1 - 25.9m @
2.09g/t Au, LWRC#2 - 61.0m @ 1.28g/t Au, LWRC#369.8m @
1.00g/t Au, LWRC#4 - 135.6m @ 1.22g/t Au, LWRC#6 18.3m @
1.39g/t Au, and LWRC#7 -         149.3m @ 0.77g/t
Au.

                  Interval      Thickness    Grade Hole
     From (m)            To (m)
(m)  (Au g/t)

     LWRC-1     35.1 108.2        73.1
Phyllite Unit
      (including)35.1 61.0        25.9
2.09

     LWRC-2     38.1144.2 eoh    106.1
Phyllite Unit
                38.1  99.1        61.0
1.28
      (including)38.1 67.1        29.0
1.91

     LWRC-3     35.1156.7 eoh    121.6
Phyllite Unit
                86.9 156.7        69.8
1.00
      (including)96.0112.8        16.8
1.97
               140.2156.7 eoh     16.5
1.42
     LWRC-4     32.0167.6 eoh    135.6
Phyllite Unit
                32.0167.6 eoh    135.6
1.22

The first phase of drilling also tested the Sastre Zone with eight holes totalling 565 metres.Sig nificant results at the Sastre Zone include 3.1m @ 1.3g/t Au, 6.1m @ 1.49g/t Au, and
10.6m @ 0.99g/t Au.

                  Interval      Thickness    Grade Hole
From (m)                    To (m)    (m)  (Au
                            g/t)

     1          21.3  27.4         6.1        no
significant
values
     2          33.5  36.6         3.1
1.30
     3          18.3  24.4
6.11.49
     4           9.1  12.2
3.10.45
     5           0.0  10.7        10.7       no
significant
value
                10.7  12.2         1.5       1.30
        6          16.8  27.4        10.6       0.99

A 600 metre length of near- surface gold mineralization exposed in hand trenches, adits and an excavator trench along the flanks of Sastre Ridge was tested. Drilling returned continuously mineralized gold-bearing intercepts - three of which were in excess of 100 metres of hydrothermal quartz with disseminated pyrite and arsenopyrite in carbonaceous phyllites.

Drilling at the Bridge Zone intersected significant results including BZRC#1 with 146.3m @ 0.56g/t Au.

Gold Fields has drilled several targets within the Joint
Venture in the last two years. Drilling in 2002 (total 3611 metres) included the Laguna (1593m), JNL (479m), Lupita,
(608m) Lagartija (329m), and TBS Zones (602m).

Five drill holes totalling 498.35m were completed at Laguna N in early 2002 and an additional five drill holes totalling 555m were completed at Laguna S in 2002 A 2nd phase drilling successfully extended the zone of known gold mineralization at Laguna North to the west and down-dip from previous intercepts in drill holes BVRC-02-001 and BVRC-02-
002. Drill hole BVRC-02015 encountered strong mineralization averaging 12.158 g/t Au over an 18.29m interval within a 45m thick zone of +100 ppb mineralization. Similar to drill hole BVRC-02-002, the zone of gold mineralization was associated with sheared quartz veins and silicified and brecciated greenstones in the hanging wall of the Footwall fault zone. Drill hole BVRC-02-017 extended the zone of gold mineralization a further 50m to the west with two +1 g/t mineralized intercepts exceeding a combined 16m within a 53m thick zone exceeding 100 ppb Au. Consistent with projections, drill hole BVRC-02-017 was also successful in extending the mineralization to the west of the Hanging Wall Fault which appears to have displaced the mineralized zone approximately 55 to 60m downward on the west side of the fault. With drill holes BVRC-02-002, -015 and -017, the mineralized zone has now been confirmed over a downdip distance exceeding 200m.

Five drill holes completed in Sept/Oct 2002 at Lupita West totalling 608.08m. Drilling at Lupita encountered numerous zones of low grade mineralization associated with arsenopyrite/pyrite bearing quartz vein stockworks in hanging wall to an assumed fault. Intercepts include:
7.625m @ 1.85g/t
Au, 3.05m @ 1.78g/t Au, 3.05m @ 2.98g/t Au, and 1.52m
@ 1.096g/t
Au.

Drill results from Lagartija indicate only weak gold mineralization associated with thin, isolated shear zones.

A four-hole reverse circulation drill program was initiated at the TBS/LTR area on in October 2002 to verify the mineralization model.

     Marimba Joint Venture
Drilling conducted by Pillar Resources Inc. at Marimba in
the spring of 2003 focused mainly on the north face of the Cerro T hill, where surface rock and soil sampling has defined an extensive, strong gold anomaly coincident with the trace of the Jocotan Fault Zone.
Trenching at Cerro T exposed a gold-bearing, silicified breccia, at the contact between a thickbedded limestone unit and a shale stone, that is thought to be fault controlled. The latest drilling confirmed the existence of the breccia at the contact between the two units and demonstrates that
it has continuity along strike and down dip.
Three holes have also been completed at the Lantiquin Zone where surface rock and soil sampling defined a broad area of weak gold mineralization. Alteration and mineralization is associated with northeast trending structures hosted by phylites and greenstones. Rock sampling in a road cut returned an average of 300ppb Au over 500m. The drilling tested this zone at depth.
A man-portable core rig was used at Marimba to minimize environmental impacts from the first-pass drill program.
Core recovery ranged from good to excellent.
The drilling has confirmed the continuity of the goldbearing breccias at Cerro T over an approximate strike length of 700m. Drill hole intercepts within the gold-mineralized breccia range from 2.6 g/t Au over 8.3m at the eastern end of the current drilling to 1.3 g/t Au over 22.9m on the western end. Summary results are tabulated below
At Cerro T, six holes (MDD 006 to 010 and MDD 015) were drilled over an area of 200m by 200m to test the grade and
thickness  of the   gold-bearing discovery  breccia
previously   exposed   by trenching.    Holes  MDD  006  to
MDD 009 returned remarkably consistent gold grades, and the weighted average of the four intersections is 1.18
g/t Au over 20.3 metres.
An additional fence of four holes (MDD 011 to 014) was drilled 550m to the east of the discovery breccia. Of these, hole MDD 013, at the south end of the fence, returned an average of 2.6 g/t Au over 8.3m in mineralized breccia. This is interpreted to be an extension of the mineralization intersected in holes MDD 006 to
009. A gold-in-soil geochemical anomaly suggests the breccia has a minimum strike length of 1,200m. The silicified breccia trends roughly 060 degrees, dips moderately to the north, and is hosted by massive limestones close to the contact with underlying limey shales. The breccia shows evidence of both structurally controlled and bedding replacement styles of epithermal mineralization.
At Lantiquin, 1.5km to the east of Cerro-T, initial drilling suggests that gold grades are increasing with depth.  Three holes
(MDD 001, 002 and 005) were drilled along 200m of strike length of a broad shear zone to test for increasing gold
grades at depth and/or   along strike  within  silicified
structures.   Results indicate  multiple zones of >1 g/t Au
over widths of
up to 10m, significantly better grades than those seen in surface sampling of this same zone. Additional drilling is planned  to  further test the zone down dip and along
strike.
The mineralization at Lantiquin consists of quartz-carbonate stockworks and steeply north dipping, 060 degree trending silicified structures exposed in road cuts, within a broad area of anomalous (300ppb Au) limey shale and greenstone wall
rocks.                     These structures  appear
to be the western extension of the same fault system that passes through the Cerro T area.

Marimba Drill Hole Results. Average Gold Grade and Intercept
Distance (0.30 g/t Au cut-off)
Hole Number From (m)     To (m)       Interval     Au
(g/t)
                                      (m)
MDD-001     64.0         76.0         12.0
1.17
EOH 135.1m

MDD-002     57.9         68.6         10.7
0.84
EOH 108.2m

MDD-003     EOH 73.2 m   No significant intercepts

MDD-004     77.7         79.3         1.6
2.66
EOH 97.6m
MDD-005     109.7        128.0        18.3
0.78
EOH 156.4m

MDD-006     1.5          24.4         22.9
1.30
EOH 65.5m

MDD-007     0.0          12.0         12.0
1.79
EOH 44.5m

MDD-008     0.0          21.7         21.7
0.97
EOH 50.3m

MDD-009     0.0          30.5         30.5
1.01
EOH 51.5m

MDD-010     30.5         36.6         6.1
0.69
EOH 70.1m

MDD-011     EOH 108.2m   No significant intercepts

MDD-012     EOH 108.2m   No significant intercepts

MDD-013     36.6         44.9         8.3
2.62
EOH 64.0m

MDD-014     EOH 176.8m   No significant intercepts

MDD-015     42.8         53.8         11.0
0.77
EOH 57.6m

MDD-016     21.3         29.0         7.7
0.50
EOH 40.5m

Preliminary metallurgical test work by Acme Analytical Laboratories in Vancouver, British Columbia indicates that the mineralized silicified breccia horizon at Cerro T will be readily amenable to conventional heap leach extraction. Bottle-roll tests on a 100g composite sample of drill core from four mineralized intercepts indicate greater than 95% recovery of gold in 24 hours in 1% cyanide solution. The composite sample fire assayed 1.91g/t Au of which 1.90 g/t Au was recovered during the bottle roll test. Total sulphur is 0.1% and sulphide sulphur is 0.05%. Holes MDD 006 to MDD 009 returned consistent gold grades with a weighted average of the four intersections of 1.18 g/t Au over 20.3 metres.
A second phase of drilling at Cerro T is planned for late July 2003. This program will have two main objectives:
1. to establish a near surface, heap-leachable gold resource in the area of the first phase drilling;
2. and to expand the known strike length of the mineralized blanket to the east.

To date, drilling has tested only 700m of a >2 km long gold-insoil anomaly. Further drilling will also take place at Lantiquin, 1.5 km west of Cerro T, to test the strike and dip extent of gold mineralization in a broad quartz/carbonate stockwork zone intersected during drilling conducted so far.

     Holly Joint Venture

The Company completed seven holes totalling 977.8 metres in 2002. Highlights of the first phase of drilling include:


All holes were surveyed and gold and silver analysis was done by Fire Assay/AAS (FA/gravimetric for results greater than 1g/t Au and 200ppm Ag) by Rocky Mountain Geochemical,
Reno, Nevada.

     Eastern Guatemala Projects

The Eastern Guatemalan Projects are exploration projects and no drilling has been completed to date.

Sampling Method and Approach

           Gold Fields Joint Venture/Marimba Joint
Venture/
     Holly Joint Venture/Eastern Guatemala Projects

All samples collected to date and referenced in this report have been collected under the supervision of qualified persons. Sampling has been carried out using industry standard practices.

Location for each sample in the database is controlled by UTM coordinates compiled from a combination of notes, locations plotted on government 1:50,000 topographic maps as well as data from hand-held GPS units commonly carried by sampling personnel.

Soil samples have been collected using industry standard practices. Samples have been manually collected from pits dug on average 25 centimetres below surface with sample material placed into kraft paper sample bags. As with all rock samples each soil sample has been assigned a unique number.

Rock sample size is variable depending on the material being sampled but averages approximately 1.5 kilograms. Material is placed in durable plastic bags, assigned a unique sample number, and sealed for delivery to the lab.

Sample locations are clearly marked in the field often with both metal tags and more visible flags or paint. Detailed descriptions of sample location, nature of material, representative characteristic of the sample, and lithology, alteration, and mineralization are noted in the field.

Sample Preparation, Analyses, and Security

           Gold Fields Joint Venture/Marimba Joint
Venture/
     Holly Joint Venture/Eastern Guatemala Projects

Preparation and analyses for all silt, soil, and rock samples has been completed by independent commercial laboratories using industry standard fire assay and/or wet geochemical procedures.
Sample shipments included standards and duplicates as part of ongoing quality control programs.

Samples have been analysed for gold with most samples also analysed for various elements by Induced Coupled Plasma
("ICP").

Samples have been collected by Pillar personnel. Samples are collected into shipments at Pillar's secure facility in Chiquimula and driven by Pillar personnel to the facilities of Rocky Mountain Geochemical / BSi Inspectorate Laboratories ("BSi") in Guatemala City, Guatemala. BSi is a subsidiary of Inspectorate America Corporation, which is ISO 9002certified.

Samples are prepared by BSi's staff at their preparation facility in Guatemala City and pulps are flown to Reno, Nevada for all analytical work. Pulps and rejects are returned to Pillar and stored at their Chiquimula facility.

Stream sediment samples were shipped to BSi's preparation lab in Guatemala City where a 300 gram split was pulverized to -200# and shipped to their Reno, Nevada facility. In Reno this subsample was assayed for Au by a 30g fire assay with atomic absorption finish (30g FA/AA) and for 30 additional elements by aqua regia ICP analysis.

Soil samples were shipped to BSi's preparation lab in Guatemala City where they were sieved to -80 mesh and 300g split was pulverized to -200 mesh, and shipped to their Reno facility. In Reno this subsample was assayed for Au by a 30g FA/AA and for 30 additional elements by aqua regia ICP analysis.

Rock samples were delivered to BSi's preparation lab in Guatemala City where they were crushed to -10 mesh and a 300g sub-sample was pulverized to -200 mesh and shipped to their Reno facility. In Reno this sub-sample was assayed for Au by a 30g FA/AA and for 30 additional elements by aqua regia ICP analysis. All rock samples returning >1.0 g/t Au were subsequently reassayed by 30g fire assay (FA) with gravimetric finish.

Mineral Processing and Metallurgical Testing

           Gold Fields Joint Venture/Marimba Joint
Venture/
     Holly Joint Venture/Eastern Guatemala Projects

The Radius Guatemalan Properties are explorationstage projects and no significant metallurgical studies have been completed to date. One preliminary sample from the Guaypinol area of the Gold Fields Joint Venture returned low recoveries for the cyanidization of arsenopyrite rich material.

Preliminary metallurgical test work done on the Marimba
Project
indicates that the mineralized silicified breccia horizon at Cerro T will be readily amenable to conventional heap leach extraction.

Mineral Resource and Mineral Reserve Estimates

           Gold Fields Joint Venture/Marimba Joint
Venture/
     Holly Joint Venture/Eastern Guatemala Projects

No Resource or Reserve has been defined within the Radius
Guatemalan Properties. All the known zones are open, however, drilling, metallurgical data, and engineering studies will be required before any economic mineralization can be defined.

2.   MINERAL LAW IN GUATEMALA

Minerals in Guatemala are the property of the State of Guatemala. The Ministry of Energy and Mines (the "Ministry") is the body the state has commissioned to coordinate the policies, plans and programs of the government for the mining sector. The State governs the exploration and exploitation of minerals by the Law Decree number 48-97 commonly known as The Mining Law.

Any individual, person or corporation, national or foreign, may be the holder of mineral rights and may be an applicant for the same provided they comply with the requirements of the mining law. This law regulates a set of reconnaissance, exploration and exploitation licenses that are granted by the Ministry to applicants. Applications are made to the Ministry and mineral rights are obtained on a first come basis and the applicant that holds an exploration or reconnaissance license has full priority to obtain the mining rights to all ground within that license provided they comply with the mining law.
A reconnaissance license is granted for a six-month term, which may be extended, for a further six months. The area of a license will form a polygon not less than five hundred square kilometers and not greater than three thousand square kilometers.

An exploration license is granted for a term of three years and may be extended for up to two additional terms of two years each, having to reduce the titled area by fifty percent with each extension. The area of a license will constitute a closed polygon that will not be greater than 100 square kilometers.

An exploitation license is granted for a term of twenty-five years and may be extended for a further twenty five
years.   An exploitation  license  grants to the
titleholder the exclusive right to mine any mineral deposits located within the licenses territorial limits and to unlimited depth for the period of the license. The area of an exploitation license will form a closed polygon that will not be greater than twenty square kilometers.

           Relevant Import and Export Regulations

Exporting Mining Products. Mining products destined for export must originate from licenses of exploitation.

Exporters who are not titleholders of licenses of exploitation, will request the credentials of export, complying with the applicable portions of the law and be granted without further process for the term of one year and renewable each year upon request.
The following documents will be attached to the request:

     a) Letter from the mineral provider who will be a titleholder of a License of Exploitation, which shows the commitment to supply, said products.
  b)   Quantities to export estimated in volume or weight.
     c) Country to which the mining products will be exported.

Import Tax.    The titleholder of a mining right, may import
free from tariff and import duties, machinery, equipment, parts, accessories, materials and explosives, that will be used in its mining operations.

Exoneration Procedure.   The request for an
exoneration  referred to
in the following paragraph will be presented to the
Directorate and, with its opinion be resolved by the Ministry of Finance within a term not to exceed forty five days.

Exonerated Taxes. The beneficiary of an exoneration will pay the exonerated rates and import duties when using or disposing of the imported goods for ends other than those of its mining operations, except when the acquirer is the State or other person in possession of exoneration benefits.

Export  Credential  For Exporters.   For the titleholders
of  an exploitation license granted according to Decree 48-
97, with base in resolution of mining right granting, the Directorate will issue an export credential for the same term of license granted.

Titleholders  of  reconnaissance  and  exploration licenses
can request   export   credential  for
mining  products   that
are technically necessary, and for that they must comply with clauses a), b), c), k), and l) of Article 41 of the Law, and must include the name of products to export, and the name of firm or laboratory to which a sample will be sent. In the reports that it is obligated to submit, it must include the name, weight or volume of exported mining products.

Titleholders of exploration mining rights existing previously to this Law can request to the Directorate the export credential, according to what is established in the first paragraph of this article.

The Directorate with basis in the authorization resolution will issue the corresponding export credential, giving notification to the General Directorate of Customs.

Export  Credential For Non Titleholders. Exporters that  are
not titleholders   of   exploitation licenses   must
comply   with requirements established in Article 85 of the
Law, including in its request the name of mining products to export. They are obligated to present a report of exported products, within the next thirty (30) days after expiration of the export credential, according with the printed form that will be delivered with the credential.

Identification Of Export Credentials.   For control
purposes, all credentials issued by the Directorate must be numbered according with the correlative system, placing in front the following abbreviations and definitions:

     a)   For export credential issued to
exploitation titleholders:
          EXPOR-TI
     b)   For  export  credential  issued to
               reconnaissance  and exploration
          titleholders: EXPOR-TIM.
c)   For export credential issued to non titleholders
                             of
mining
          rights: EXPORT-NTI.
Loss  Of Export Credential.    In case of loss or
destruction  of an  export   credential,  the interested
party   can   request
reposition, presenting a notarial sworn declaration to the Directorate and constancy of the General Directorate of Customs that no exports have been made using this credential, from the date of lost. The new credential must carry in the back the reason for its reposition.

Mining  Data Bank.   The Directorate will order timely
visits to the different customs of the country to collect data through export policies, in order to actualize the mining data bank and to keep a registry of mining products exporters.

Unforeseen Cases.   The cases unforeseen in this Regulation
will be solved by the Ministry or the Directorate, according to the case, in conformity with principles of the Law of the Juridical Branch of the Government and common order laws.

Requests In Proceeding. The requests that are in proceeding must comply immediately with the dispositions of the Regulation and will be solved according with it.



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's financial statements are stated in Canadian
Dollars (CDN$) and are prepared in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.58 as of December
31, 2002.

The Company has, since incorporation, financed its activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The
Company anticipates having to raise additional funds by equity issuance in the future, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations.

Financings conducted by the Company over the past three fiscal years are described in the following paragraphs.

The Company closed a non-brokered private placement in June 2000 and raised $1,501,200 through the issuance of 1,876,500 units at a price of $0.80 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at $0.80 for one year from the date of issue. In addition, the Company received $325,000 through the exercise of share purchase warrants.

The Company also closed in June 2000 the financing and option agreement with Barrick Gold Corporation covering the El Salitre gold prospect in central Mexico, whereby Barrick Gold Corporation purchased 400,000 units of the Company at a price of $1.25 per unit for initial proceeds of $500,000. Each unit consists of one common share of the Company and two share purchase warrants, one exercisable at $1.50 and one exercisable at $2.50 for six and twelve months, respectively.

The Company closed a non-brokered private placement in February 2001 and raised $824,000 through the issuance of 1,373,334 units at a price of $0.60 per unit. Each unit consists of one common share and one share purchase warrant exercisable at $0.74 for two years from the date of issue.

The Company closed two non-brokered private placement in June and July 2001, respectively, and raised $4,055,187 through the issuance of 3,904,762 units at a price of $1.05 per unit. Each unit consists of one common share and one share purchase warrant exercisable at $1.25 for two years from the date of issue.

Liquidity and Capital Resources

The Company's primary source of funds since incorporation has been through the issue of its common shares and the exercise of common stock options and common share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

See Item 4, Description of Properties, for details of the Company's capital commitments pertaining to its properties located in Guatemala.

The Company's cash and short term deposits at the end of Fiscal 2001 (December 31st) was $2,620,116 and $546,580 at
the end of Fiscal 2000.

The balance of the Company's cash needs through Fiscal 2001 are expected to come from the proceeds of recent private placements, the exercise of stock options and share purchase warrants and future equity financings. These details are more fully discussed above.

Significant Uncertainties

The Company plans to invest substantial funds in developing mining properties in Central America. These projects are subject to substantial financing needs, and economic uncertainties, as well as foreign country risk. There is no assurance that the Company can raise the additional funds necessary to complete the exploration work and, if warranted, to bring the properties into production. There is also no assurance that the properties will prove to be profitable if they are brought into production.

The Company's long-term liquidity will be dependent upon its ability to raise funds to meet its obligations under its property agreements. While the Company has met the required exploration expenditures to date, it has no source of operating cash flow to fund future exploration. The Company plans to meet anticipated financing needs in connection with its obligation under the option agreement through underwritings and private placements and the exercise of share purchase warrants.

Potential financing arrangements are subject to material risks. While the Company may raise funds through further equity offerings or an assignment of all or a portion of its property interests, there is no assurance that such funds will be available. Further, equity financings also pose material risks to investors as such financings may result in substantial dilution to purchasers.

Results of Operations

The Company is in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent be dependent on the world market prices of any minerals mined.
The Company does not have producing properties and current operations on its properties are exploratory searches for minable deposits.

Fiscal Years Ended December 31, 2002 and 2001

During Fiscal 2002, the Company was active in the area of exploration for minerals. The activities of the Company can be seen as decreasing during the current year as a large amount of exploration work was done on the Company's properties by its joint venture partners.

The Company's "Expenses" totaled $614,290 during Fiscal 2002. During Fiscal 2002, the Company wrote off $114,895 in mineral properties and deferred exploration costs. The Company realized $32,689 in interest income during Fiscal 2002. During Fiscal 2002, total expenses decreased by $514,311, with decreases in most all categories due to the decreased exploration activities of the Company.
The net loss for Fiscal 2002 was ($642,626) ($0.04 per share) compared to a net loss of ($1,105,740) ($0.07 per share) for Fiscal 2001. The increase in the loss figures was a result of the increased activity described above. Under U.S. GAAP, the net loss was ($2,384,167) ($0.14 per share) for Fiscal 2002 and ($4,419,112) ($0.31 per share) for Fiscal 2001.
The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and consequently, the properties do not produce any revenue. As a result there is little variation expected in future operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.
The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds. Management periodically, reviews the exploration results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.
US GAAP Reconciliation with Canadian GAAP
Under U.S. GAAP, the Company would be required to write down or write off capitalized amounts when a property is not economically supportable for all financial statements issued subsequent to December 31, 1995. This method may require the Company to write down its mineral properties in subsequent periods. The effect of this write down that may be required from generally accepted accounting principles applicable to subsequent periods has been determined.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES Table No. 4 lists as of May 31, 2003, the names of the Directors of the Company. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.
                           Table No. 4
                            Directors
Date First
          Name
Elected

          Harmen J. Keyser
September, 1997
          Simon T. Ridgway (1)
September, 1997
          Robert S. Wasylyshyn
April, 1999
          Mario Szotlender (1)
December, 1999
          David P. Farrell (1)
June, 2001
          Craig S. Bow
July, 2001
          Nicholas Glass
January, 2003

        (1)   Members  of  the  Audit  Committee  of
the  Board  of Directors.

Table No. 5 lists as of May 31, 2003, the names of the Executive Officers of the Company. The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.

                           Table No. 5
                     Executive Officers

Name               Title                    Date
First Affiliated

Simon T. Ridgway   President                August, 1999
Tim Osler          Secretary                July,
1998

Simon T. Ridgway spends 80% of his time on the affairs of the Company. Tim Osler spends 70% of his time on the affairs of the Company. To the best knowledge of the Company none of the directors or officers serve on boards of, or occupy positions in, other companies that cause conflicts of interest or impede the fulfillment of their duties with the Company.

Tim Osler received his B.Sc. degree from the University of British Columbia in 1976. Mr. Osler is also an Officer of
Pillar Resources Inc. and a Director of Mena Resources Inc.
and Focus Ventures Ltd.

Harmen Keyser is a Fellow, Geological Association of Canada, is Registered with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (P. Geo.) and received his B.Sc. from Saint Mary's University in 1981. Mr. Keyser is also a Director and Officer of Pillar Resources Inc.

Robert Wasylyshyn holds a Bachelor of Science Degree from the University of Alberta and holds the designation of "P.Geo." (Professional Geologist) in the province of British
Columbia.

Mario Szotlender holds a degree in International Relations and Trade Policy from the Universidad Central de Venezuela. He is a resident of Venezuela who specializes in international relations and finance. Mr. Szotlender is also a Director of Pillar Resources Inc.; the President and a Director of Mena Resources Inc; and, the President and a Director of Focus Ventures Ltd.

Simon Ridgway holds no formal college degree, but has been involved in the mining industry for the past fifteen years.
Mr. Ridgway is also the President and a Director of Pillar
Resources Inc.; a Director of Focus Ventures Ltd.; and, a
Director of Southern Rio Resources Ltd.

David Farrell is a director of Endeavour Financial (UK), part of the Endeavour Financial Group, a private banking firm that provides financial advisory services to global mining clients. He is responsible for sourcing, structuring and managing financial advisory mandates in Europe and Africa, with a particular focus on mergers and acquisitions. Prior to joining Endeavour, he was a solicitor for a major Canadian law firm, specializing in M&A, project finance and corporate law.

Craig Bow is a geologist and has been involved in the mineral exploration industry for 20 years. He worked extensively in South America, acting as Exploration Manager, South America for Newcrest Resources Ltd., prior to taking his present position as Area Manager, North America for Gold Fields Exploration Inc., a subsidiary of Gold Fields of South Africa.

Nicholas Glass is a member of the Bar in British Columbia, England and Wales, and currently practises as a mediator and arbitrator in labour relations disputes and civil claims.
He has been on the boards of two other public companies, and is also a director and officer of two private investment companies, with real estate and securities holdings in Canada, the U.S. and the U.K.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he/she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he /she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.
The directors of the Company also serve as officers and directors of other companies engaged in the mining industry. Because of these positions with other exploration companies, mineral exploration opportunities or prospects of which they become aware will not necessarily be made available to the Company. The directors intend, however, to allocate these opportunities or prospects from time to time amongst various companies in which they are involved on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate.
Compensation
The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during Fiscal 2002:
                         Table Number 6
           Compensation of Officers and Directors

Name                 Title           Compensation Other
Comp.

Simon Ridgway (1) President            $96,000
Nil Robert Wasylsyhyn (2)                   Vice President,
Exploration       $81,875              Nil
Tim Olser         Secretary            $17,323
Nil

(1)  This amount was paid to Mill Street Services Ltd., a
     private company owned by the Ridgway Family Trust, of
     which Simon Ridgway is the Trustee.
(2)  Robert Wasylsyhyn resigned as Vice-President,
     Exploration on November 29,   2002.
The Company has no formal plan or standard arrangements for compensating its Directors for their service in their capacity as Directors other than the granting of stock options; refer to Item 12 "Options to Purchase Securities
From Registrant or Subsidiaries".

The Company also may grant stock options to Executive
Officers and employees; refer to Item 12 "Options to Purchase Securities From Registrant or Subsidiaries".

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. All business and travel expenses must be pre-approved. The president of the Company determines whether expense requests are reasonable.

No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Executive Officers or Directors.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement or change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.
No Executive Officer or Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.
Except for the stock option program discussed in Item 12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Executive Officers or Directors.
It is anticipated that salaries and executive options compensation will be increased to more closely reflect industry standards if the Company is successful at establishing economic mineral reserves on one or more of its properties which results in operating revenues or a significant level of financing being required.
Staffing
As of May 31, 2003, the Company had two full time and four parttime employees in Canada and 11 full time and 15 part time employees in Guatemala, in addition to its seven directors (of which one is an officer of the Company). None of the Company's employees are covered by a collective bargaining agreement.
Share Ownership
The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.
Table No. 7 lists, as of May 31, 2003, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.
                           Table No. 7
             Shareholdings of Directors and
Officers

Title                            Amount and
Nature   Percent
of                               Beneficial
of
Class   Name of Beneficial Owner Ownership
Class *

Common  Simon T. Ridgway (1)        3,588,200        13.1%
Common  Robert S. Wasylyshyn (2)      549,000         2.1%
Common  Harmen J. Keyser (3)          238,000         0.9%
Common  Tim Osler (4)                 660,350         2.5%
Common  Mario Szotlender (5)        2,060,500         7.8%
Common  David P. Farrell (6)           80,000         0.3%
Common  Craig S. Bow (7)              100,000         0.4%
Common  Nicholas Glass (8)            100,000         0.4%
        Total Directors/Officers    7,376,050        25.4%
          * Based on 25,701,730 shares of common
          stock outstanding as of May 31, 2003; including
          "Performance Escrow Shares", the resale of which is regulated by the TSX Venture Exchange; and
          currently
          exercisable stock options and share purchase warrants owned by each beneficial holder.

(1) 320,000 of these shares represent currently exercisable stock options; 1,434,800 of these shares represent currently exercisable share purchase warrants; and 350,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1997. 1,093,400 of the free trading shares and 1,084,800 of the warrants are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.
(2) 40,000 of these shares represent currently exercisable stock options; 50,000 of these shares represent currently exercisable share purchase warrants; and 275,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1997.
(3) 40,000 of these shares represent currently exercisable stock options; 50,000 of these shares represent currently exercisable share purchase warrants; and, 50,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1997.
(4) 55,000 of these shares represent currently exercisable stock options; 295,000 of these shares represent currently exercisable share purchase warrants; and 25,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1997.
(5) 300,000 of these shares represent currently exercisable stock options; 435,000 of these shares represent currently exercisable share purchase warrants; and 50,000 of these shares
     are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1997.
(6) These 80,000 shares represent currently exercisable stock options.
(7) These 100,000 shares represent currently exercisable stock options.
(8) These 100,000 shares represent currently exercisable stock options.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.
Table No. 8 lists, as of May 31, 2003, persons and/or companies holding 10% or more beneficial interest in the Registrant's outstanding common stock.
                           Table No. 8
                 10% or Greater Shareholders

Title                               Amount and
Nature  Percent
Of      Name and Address            of Beneficial
of
Class   of Owner                    Ownership
Class *

Common   Simon  Ridgway, Vancouver, BC (1)
3,588,200 13.1%
*  Based on 25,701,730 shares issued and outstanding
                      as of May
       31, 2003, including 750,000 "Performance Escrow
  Shares" the resale of which is governed by the TSX Venture
  Exchange and each individual's share purchase options, escrow shares and share purchase warrants.

(1) 320,000 of these shares represent currently exercisable stock options; 1,434,800 of these shares represent currently exercisable share purchase warrants; and 350,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1997. 1,093,400 of the free trading shares and 1,084,800 of the warrants are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

Interest of Management in Certain Transactions

None of the persons who were Directors or Officers of the Company, nor insiders of the Company, associates or affiliates of those persons has had any direct or indirect material interest in any material transactions since incorporation of the Company, or presently proposed material transactions except as outlined below.

The Company has entered into an agreement with Mill Street
Services Ltd. ("Mill Street") for the management and consulting services of Simon Ridgway, the President of the Company, at a rate of $8,000 per month. Mill Street is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

During Fiscal 2002, ended December 31, 2002, the
Company paid management fees of $30,000 to Mill Street (Simon Ridgway, the President of the Company); geological consulting services of $66,000 to Mill Street and $61,875 to Robert Wasylyshyn (Vice President, Exploration and a Director of the Company). The Company also paid an additional $20,000 to Robert Wasylyshyn and $17,323 to Tim Osler (the Secretary and a Director of the Company) for administrative services.
Management believes that the terms of each of the above transactions were as favourable as those that could have been obtained from an unaffiliated party.


ITEM 8.  FINANCIAL INFORMATION

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement. The Auditors' Report of DAVIDSON AND COMPANY, independent Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.


ITEM 9.  OFFER AND LISTING OF SECURITIES

The Company has 100,000,000 common shares authorized. These shares have no par value. As of December 31, 2002, the end of the Company's most recent fiscal year, there were 22,705,896 common shares outstanding. As of May 31, 2003, there were 25,701,730 common shares outstanding.

Trading Market

The Company's common shares trade on the TSX Venture
Exchange ("TSX") in Vancouver, British Columbia, Canada, having the trading symbol "RDU" and CUSIP #749957 10 6.

Table No. 9 lists the high and low sales prices for the Company's common shares on the TSX Venture Exchange over the past five fiscal years.
                           Table No. 9
  Vancouver Stock Exchange / TSX Venture Exchange Stock
                   Trading
                          Activity


                           Period
                         Ended         High           Low
                      May 2003        $1.34         $0.96
                    April 2003        $1.23         $0.84
                    March 2003        $1.37         $1.03
                 February 2003        $1.65         $0.91
                  January 2003        $1.08         $0.63

        Quarter ended Dec. 31,        $0.64         $0.22
                    2002
           Quarter ended Sept.        $0.59         $0.33
                  30, 2002
        Quarter ended June 30,        $0.65         $0.36
                    2002
           Quarter ended March        $0.48         $0.30
                  31, 2002
        Quarter ended Dec. 31,        $0.40         $0.20
                    2001
        Quarter ended Oct. 31,        $1.19         $0.22
                    2001
        Quarter ended June 30,        $1.23         $0.84
                    2001
           Quarter ended March        $1.29         $0.60
                  31, 2001

           Year ended Dec. 31,        $1.65         $0.63
                    2002
           Year ended Dec. 31,        $1.29         $0.20
                    2001
           Year ended Dec. 31,        $1.00         $0.48
                    2000
           Year ended Dec. 31,        $0.75         $0.33
                    1999

Price Fluctuations, Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. In particular, the Company's shares fluctuated from a low of $0.48 to a high of $1.00 during Fiscal 2000, from a low of $0.20 to a high of $1.29 during Fiscal 2001, and from a low
of $0.63 to a high of $1.65 during Fiscal           2002.
Exploration for minerals is
considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company's share price and volume will not occur.

The Company's common shares are issued in registered form and the following information is from the Company's registrar and transfer agent, Pacific Corporate Trust
Company, located in
Vancouver, British Columbia, Canada.

On May 13, 2003, the shareholders' list for the Company's common stock showed 42 registered shareholders and 25,104,230 shares outstanding. 24 of the Company's registered shareholders are U.S. residents. The Company has done nothing to stimulate interest in or promote its stock in the United States.

The Company has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 800 shareholders of its common stock.

The Company is unaware of any active market in the United
States for its common shares. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts
(ADR's) or similar certificates.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

To date, the Company's common stock has not traded within the United States on a U.S. exchange or overthe-counter system. Any shares which may have been previously purchased by U.S. residents would probably have been purchased through the facilities of the TSX Venture Exchange.

TSX Venture Exchange

The TSX Ventures Exchange ("TSX") (formerly called the
Canadian Venture Exchange) is a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999.

The initial roster of the TSX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange. The TSX is a venture market as compared to the Toronto Stock Exchange which is Canada's senior market and the Montreal Exchange which is Canada's market for derivatives products.

The TSX Group, consisting of the Toronto Stock Exchange
("TSE"), TSX and TSX Markets, is headquartered in Toronto and has regional service centres in Calgary, Toronto, Vancouver and Winnipeg. The TSX is a self-regulating organization owned and operated by 60 member firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX is comprised of seven business areas: Corporate Finance Services, Trading Services and
Market Information Services, Compliance, Marketing,
Technology, Corporate Affairs and Human Resources.

The TSX acts as a business link between TSX members, listed companies and investors. TSX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange,
the Toronto Stock Exchange, the TSX Markets, and the Investment Dealers Association of Canada.
Market Regulation Services Inc. ("RS") is jointly owned by TSX Group and the Investment Dealers Association of Canada. RS's mandate is to foster investor confidence in the Canadian securities market and to safeguard investor protection through the administration, interpretation and enforcement of a common set of trading rules consistently in all markets in Canada. RS is recognized as a selfregulatory organization in the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec and is authorized to carry on the business of a regulation services provider. As a regulation services provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems
(ATSs) and their participants in Canada that contract with RS for the provision of such services. It is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated. Enforcement action taken by RS may include the following:
     a. forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:
     b.   requiring the resignation of unacceptable
        directors and officers;
     c.   requiring cancellation and return shares to
     treasury; d.   requiring undertakings from directors
     and officers that
they
           will ensure compliance with the listing
agreement and listings
        policies in the future;
   e.   requiring the termination of unacceptable
                          investor
relations
        services;
f. halting and suspending trading in the shares of companies;
        and,
     g. delisting companies that have contravened exchange bylaws, rules or policies.

Warrants Outstanding

As of May 31, 2003 the Company has share purchase warrants outstanding pursuant to which up to an additional 4,805,596 common shares of the Company may be issued as follows:

(a) Warrants to purchase 205,000 shares at a price of $1.25 per share expiring June 7, 2003.
(b) Warrants to purchase 900,000 shares at a price of $1.25 per share expiring June 14, 2003.
(c) Warrants to purchase 1,904,762 shares at a price of $1.25 per share expiring July 16, 2003.
(d) Warrants to purchase 4,694,800 shares at a price of $0.25 per share expiring December 19, 2004.

Debt Securities to be Registered.  Not applicable American
Depository Receipts.  Not
applicable
Other Securities to be Registered.  Not
applicable.

Legal Proceedings
The Company knows of no material, active or pending, legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.
The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.


ITEM 10.  ADDITIONAL INFORMATION

Stock Options

Incentive Stock Options to purchase securities from the Company have been granted to Directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada. The Company has no formal written stock option plan.

Under the stock option program, incentive stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that incentive stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each incentive stock option may not exceed five years.

The exercise prices for incentive stock options were determined in accordance with stock exchange guidelines and reflect the closing price of the Company's common stock on the TSX Venture Exchange immediately preceding the day on which the Directors granted.

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of May 31, 2003, as well as the number of options granted to Directors and all employees as a group.
The exercise price of the options is stated in Canadian
Dollars.

                          Table No. 10
                  Stock Options Outstanding

                               Number of     Exer.
Expiration
Name          Title            Common Shares Price
Date

Simon  T.  Ridgway    Director, President
320,000    $0.68
01/07/08
Robert  Wasylyshyn              Director
40,000      $1.00
07/10/06
Harmen Keyser Director          40,000       $0.99
01/27/08
Tim Osler     Secretary         15,000
$0.65 10/31/04
                                10,000
$0.60 11/15/05
                                30,000
$0.68 01/07/08
Mario   Szotlender               Director
40,000     $0.65
12/12/04
                               140,000       $1.00
07/10/06
                               120,000       $0.68
01/07/08
David Farrell Director          80,000
$0.94 01/27/08
Craig Bow     Director         100,000
$0.90 01/15/08
Nicholas  Glass                 Director
100,000     $0.90
01/15/08

Employees/Consultants          172,000       $0.65
10/31/04
                               144,000       $0.60
11/15/05
                                54,000       $0.68
01/11/06
                               125,000       $0.85
01/24/06
                                40,000       $1.00
07/10/06
                               470,000       $0.68
01/07/08
                               150,000       $0.99
01/27/08
                                10,000       $1.01
02/06/08
                                75,000       $0.95
04/02/08

Total Officers/Directors/Employees2,275,000

Memorandum and Articles of Association

On page 9 of the Company's Articles, it states that, "A director will disclose his interest in and not vote in respect of any proposed contract or transaction with the Company in which he is in any way directly or indirectly interested, but such director will be counted in the quorum at the meeting of the directors at which the proposed contract or transaction is approved.".

Directors' power to vote compensation to themselves is addressed in Part 9 - Directors, Section 9.8 of the
Company's Articles. Section 9.8 states that, "The remuneration of the directors as such may from time to time be determined by the directors." Management believes that, in the absence of an independent quorum, a director cannot vote compensation to himself or herself.
The borrowing powers of the directors are addressed in Part
10 Powers and Duties of Directors. Section 10.2 states that, "The directors may from time to time:
(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,
(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and
(c) mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking and the whole or any part of the property and assets (both present and future) of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors. A director is not required to own shares in the Company.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.
Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Any modification, amendment or variation of such shareholder rights or provisions are governed by the Company Act of British Columbia and must be approved by a vote of at least 75% of the votes cast at a shareholders meeting. Unless the Company Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority of the shares represented at the shareholders' meeting.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including the conditions of admission are described in the Articles of the Company in Part 7 - General Meetings.

Section 7.1 of Part 7 states that, "The date, time and place of all general meetings of the Company within the Province of British Columbia will be fixed by the directors.".

Section 7.1 of Part 7 further states that, "Except as otherwise provided by the Company Act, where any special business to be considered at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting will be sufficient if, with respect to such document, it states that a copy of the document is or will be available for inspection by members at the registered office or records office of the Company or at such other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.".

The conditions of admission are described in Section 7.10 where it is stated that, "The directors and any other person permitted by the chairman of the meeting will be entitled to attend any general meeting.".

There are no limitations on the rights to own securities.

There is no provision of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

Shareholder ownership must be disclosed for any holder who owns 10% or more of the Company's common stock.

There are no conditions imposed by the memorandum and articles of association governing changes in the capital, where such conditions are more stringent that is required by law.

Material Contracts

There are no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of the document.

Exchange   Controls  and  Other  Limitations
Affecting  Security Holders

Except as discussed in Item 9, the Company is not aware of any
Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company. The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:
1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.
2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.
3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).
Finally, certain transactions prescribed in the IC Act are exempted from review altogether.
In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or
(iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.
An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a nonCanadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a nonCanadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by nonCanadian investors.
The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax
Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax
Convention (the "Tax Convention") as at the date of the Registration
Statement and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Income Tax Consequences

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares ("Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm's length with the Company.

Dividends
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted "taxable Canadian property" as defined by the Tax Act.
Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000) of the capital gain ("taxable capital gain") in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss ("allowable capital loss") arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a discussion of material United States
Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders
As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder's United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.
There are currently no preferential tax rates for longterm capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S.
dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S.
dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit
For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company
A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company
If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a "foreign personal holding company".
However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company
If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company
As a foreign corporation with U.S. Holders, the Company would potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to the treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interests therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitation, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than being subject to the excess distribution regime of section 1291 described above.
Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The management of the Company believes that the Company is not a
PFIC. However, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements which will be imposed on QEFs.

Controlled Foreign Corporation
A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation's tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.
In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the fiveyear period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was "controlled") attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United
States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S.
Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability.

Filing of Information Returns
Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United
States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.


ITEM 11.  DISCLOSURES ABOUT MARKET RISK
Not Applicable
ITEM 12.  DESCRIPTION OF OTHER SECURITIES

Not Applicable


                           Part II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND
DELINQUENCIES

Not Applicable


ITEM 14.  MODIFICATIONS OF RIGHTS OF SECURITIES
HOLDERS AND USE OF PROCEEDS

Not Applicable


                          Part III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian
Dollars (CDN$) and are prepared in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Davidson and Company, independent Chartered
Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements as at December 31, 2002.


ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.
ITEM 19.  EXHIBITS

A. The financial statements thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The report of Davidson and Company, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

     Audited Financial Statements
           Auditor's Report, dated April 17, 2003

Consolidated Balance Sheets at December 31, 2002 and
December 31, 2001.

     Consolidated Statement of Operations for the years ended December 31, 2002, December 31, 2001 and December
     31, 2000.

 Consolidated Statement of Cash Flows for the years ended
          December 31, 2002, December 31, 2001 and
December 31, 2000.
 Consolidated Statement of Changes in Stockholders' Equity from December 31, 1999 to December 31, 2002.

     Notes To The Consolidated Financial Statements B.


SIGNATURE PAGE  (see last page hereof)





                       RADIUS EXPLORATIONS LTD. CONSOLIDATED
                    FINANCIAL STATEMENTS
                        (Expressed in
                    Canadian dollars)






                           DECEMBER 31,
2002
DAVIDSON & COMPANY   Chartered
Accountants
  A Partnership of Incorporated
Professionals INDEPENDENT AUDITORS' REPORT
To the Shareholders of
Radius Explorations Ltd.

We have audited the consolidated balance sheets of Radius
Explorations
Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations, changes in its stockholders' equity and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with
Canadian generally accepted accounting principles. As required by the
Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"
Chartered Accountants
Vancouver, Canada
April 17, 2003

                  COMMENTS BY AUDITORS FOR
                  U.S. READERS ON CANADA -
                       U.S. REPORTING
                  DIFFERENCES

In the United States, reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders, dated April 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.
"DAVIDSON & COMPANY"
Chartered Accountants
Vancouver, Canada
April 17, 2003
                     A Member of SC INTERNATIONAL
     1200 - 609 Granville Street, P.O. Box 10372, Pacific
                    Centre, Vancouver, BC, Canada, V7Y 1G6
             Telephone (604) 687-0947  Fax
(604) 687-6172

RADIUS EXPLORATIONS LTD.
CONSOLIDATED BALANCE SHEETS (Expressed in Canadian dollars) AS AT DECEMBER 31


                                                  2002
2001

ASSETS

Current
 Cash and cash equivalents                  $1,858,623
$2,620,116
 Receivables                                 76,917
62,384
 Exploration advances                          -
43,792
 Due from related parties (Note 3)           82,444
                           153,608
 Prepaid expenses                            53,812
                           71,757

 Total current assets                       2,071,796
2,951,657
Mineral properties (Note 4)                 1,209,870
1,092,983
Deferred exploration costs (Note 5)         5,504,170
3,994,411
Capital assets (Note 6)                      40,629
66,006
                                            $8,826,465
$8,105,057
LIABILITIES AND STOCKHOLDERS' EQUITY
Current
 Accounts payable and accrued liabilities   $84,884
$207,563
 Due to related parties (Note 3)             34,827       -

  Total current liabilities                  119,711
                        207,563

Stockholders' equity
 Capital stock (Note 7)
   Authorized
         100,000,000    common  shares without  par
              value
   Issued and outstanding
   22,705,896  (2001 - 17,911,096)
11,652,765
10,700,879
 Share subscriptions received in advance    500,000       -

                                            12,152,765
10,700,879
 Deficit
(3,446,011)
(2,803,385)

                                            8,706,754
7,897,494
                                            $8,826,465
$8,105,057

Nature and continuance of operations (Note 1)
Commitment (Note 12)
Subsequent events (Note 14)

On behalf of the Board:
        "signed"          Direct        "signed"
Directo
                          or                            r
     Simon Ridgway                  Mario Szotlender

The accompanying notes are an integral part of these
consolidated financial statements.
RADIUS EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in Canadian
dollars)
YEAR ENDED DECEMBER 31
                                         2002
2001     2000
EXPENSES
       Amortization                         $25,377  $
17,965  $    638
 Management fees (Note 8)              30,000
30,000  30,000
 Office and miscellaneous              44,319
61,436  19,937
 Professional fees (Note 8)            91,077
105,998 70,146
 Rent and utilities                    76,137
53,868  38,424
 Salaries and benefits (Note 8)       179,646
301,142   146,160
 Shareholder communication             92,521
529,234 54,778
 Transfer agent and regulatory fees    33,083
15,764  18,005
     Travel and accommodation              42,130
                      13,194    18,582

Total expenses
(614,290)(1,128,601)
(396,670)


OTHER INCOME (EXPENSES)
     Interest income                       32,689
                      57,445    25,641
 Consulting income                     14,090
20,781      -
    Recovery of rental expense            39,780       -
-
 Write-off of amounts due  from related
     parties                             -          -
(139,935)
 Write-off of mineral properties
     (Note 4)                         (91,143)
(43,168)     -
  Write-off of deferred exploration
     costs (Note 5)                   (23,752)
(12,197)
(705,146)

 Total other income (expenses), net   (28,336)
22,861
(819,440)

Loss for the year                   $(642,626)
$(1,105,740)$(1,216,110)


Basic and diluted loss per
    common share                       $ (0.04)    $
(0.07)   $
(0.15)

Weighted  average number of
    common shares outstanding         18,055,597
14,859,982
8,064,224


The accompanying notes are an integral part of these consolidated financial statements.

RADIUS EXPLORATIONS LTD.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in Canadian dollars)


                                     Common     Share
                                     Shares
Subscr
                      Number         Issued
iption
                      of      Price  and        s
Deficit
Total
                      Shares         Fully
Receiv
                                     Paid       ed
                                                In

Advanc
                                                e

Balance,
   December 31, 1999 5,418,000      $1,289,647 $ -
                         $(481,535)
$808,112

  Exercise of stock
  options               15,000 $0.65     9,750   -
-
9,750

  Exercise of
  warrants           1,500,000  0.25   375,000   -
-
375,000
  Exercise of
  warrants           1,250,000  0.40   500,000   -
-
500,000
  Issued for cash,
  net of share issue
  costs              1,867,500  0.80 1,455,599   -       -
1,455,599
  Issued for cash      400,000  1.25   500,000   -       -
500,000
  Issued for
  mineral property      50,000  0.75    37,500   -       -
37,500
  option
  Issued for
  mineral property
  option                50,000  0.60    30,000   -       -
30,000
  Loss for the year       -               -      -
(1,216,110)(1,216,110)


Balance,
  December 31, 2000 10,550,500       4,197,496   -
(1,697,645)
2,499,851

  Exercise of
  warrants           1,797,500  0.80 1,438,000   -       -
1,438,000
  Issued for cash,
  net of share issue
  costs              1,373,334  0.60   819,196   -       -
819,196
  Exercise of stock
  options               55,000  0.60    33,000   -       -
33,000
  Issued for cash,
  net of share issue
  costs              3,904,762  1.05 4,055,187   -       -
4,055,187
  Exercise of stock
  options               25,000  0.85    21,250   -       -
21,250
  Issued for
  mineral property
  option               100,000  1.00   100,000   -       -
100,000
  Exercise of stock
  options              105,000  0.35    36,750   -       -
36,750
  Loss for the year       -               -      -
1,105,740)
(1,105,740)


  Balance,
  December 31, 2001 17,911,096      10,700,879   -
(2,803,385)
7,897,494

  Issued for cash,
  net of share issue
  costs              4,794,800  0.20   951,886   -       -
951,886
  Share subscriptions
  received                -               -
500,000                          -
500,000


  Loss for the year       -               -       -
(642,626)
(642,626)

  Balance,
  December 31, 2002 22,705,896
$11,652,765$500,000$(3,446,011)$8,706,754


The accompanying notes are an integral part of these
consolidated
financial statements.
RADIUS EXPLORATIONS LTD. CONSOLIDATED STATEMENT OF CASH FLOWS (Expressed in Canadian dollars) YEAR ENDED DECEMBER 31
  2002              2001
2000
CASH FLOWS FROM OPERATING
ACTIVITIES
 Loss for the year          $(642,626) $(1,105,740)
                    $(1,216,110)
 Items not affecting cash:
   Amortization              25,377    17,965
638
   Write-off of amounts        -         -
139,935
due from related parties
   Write-off of mineral      91,143    43,168          -
properties
   Write-off of deferred     23,752    12,197       705,146
exploration costs

 Changes in non-cash
working capital items:
   Increase in receivables  (14,533)   (24,868)     (24,936)
   (Increase) decrease in    17,945     1,679       (50,703)
prepaid expenses
   Increase (decrease) in   (122,679)   1,142        92,948
accounts payable and
accrued liabilities

 Net cash used in           (621,621)  (1,054,457)
                     (353,082)
operating activities

CASH FLOWS FROM FINANCING
ACTIVITIES
  Net proceeds from          951,886    6,403,383
                     2,840,349
issuance of capital stock
   Share subscriptions        500,000      -             -

  Net cash provided by       1,451,886  6,403,383
                     2,840,349
financing activities

CASH FLOWS FROM INVESTING
ACTIVITIES
 Mineral properties         (208,030)  (491,052)
(369,175)
 Acquisition of capital        -       (64,006)     (18,002)
assets
   Exploration advances        43,792    (43,792)        -
 Due from related parties    71,164    (127,879)    (63,270)
 Deferred exploration       (1,533,5   (2,548,661)
(1,900,895)
costs                       11)
   Due to related parties      34,827      -             -

 Net cash used in           (1,591,7   (3,275,390)
                    (2,351,342)
investing activities        58)

Increase (decrease) in      (761,493)  2,073,536    135,925
cash and cash equivalents
during the year

Cash and cash equivalents,  2,620,116  546,580      410,655
beginning of year
Cash and cash equivalents,  $1,858,623 $2,620,116   $546,580
end of year
Cash paid for interest      $  -       $ -          $
1,153
Cash paid for income taxes  $  -       $ -          $
-
Supplemental disclosure with respect to cash flows
(Note 9)


The accompanying notes are an integral part of these consolidated financial statements.

RADIUS EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
DECEMBER 31, 2002


1.   NATURE AND CONTINUANCE OF OPERATIONS
     The Company was incorporated on September 9,
     1997 under the laws of the Province of British Columbia, Canada and its principal business activity is the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues and is considered to be in the development stage.
        These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.


                                              2002      2001
Working capital
$1,952,0  $
                                              85
2,744,09
                                                        4
Deficit
(3,446,0
                                              11)
(2,803,3
                                                        85)


2.   SIGNIFICANT ACCOUNTING POLICIES

     Estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.
     Principles of consolidation
     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala, Minera Intermining de Mexico S.A. de C.V., a company incorporated under the laws of Mexico, Minerales de Nicaragua Sociedad Anomima, a company incorporated under the laws of Nicaragua and Radius Panama Corporation and Corporacion Geologica de Panama, companies incorporated under the laws of Panama. All significant inter-company transactions have been eliminated upon consolidation.
     Cash and cash equivalents
     Cash and equivalents included highly liquid investments with original maturities of three months or less.
     Allowance for receivables
     The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables were recorded by the Company as at December 31, 2002 and 2001. Mineral properties
     The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.
     The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production. Deferred exploration costs
The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

           Cost of maintaining mineral properties

  The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     Environmental expenditures

     The operations of the Company have been and may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.
     Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

     Foreign currency translation

     Financial statements of the Company's foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rates prevailing at the original transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency items are included in operating results.

     Capital assets and amortization

     Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

      Furniture and equipment                       5 years
      Trucks
      5 years
     Stock-based compensation
The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.
     Loss per share
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.
     For the years presented, this proved to be anti-dilutive.

     Basic loss per share is calculated using the weightedaverage number of common shares outstanding during the year.

     Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.
     Comparative figures
     Certain comparative figures have been reclassified to conform with the current year's presentation.


3.   DUE FROM/TO RELATED PARTIES

     Amounts due from or to related parties are unsecured, noninterest bearing with no fixed terms of repayment.
     The fair value of amounts due from or to related parties is not determinable as they have no repayment terms.


4.   MINERAL PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. The properties in which the Company has committed to earn an interest are located in Guatemala and Mexico and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Guatemala and Mexico, respectively.
                                      2002       2001
Company Project, Guatemala            $21,896    $  -
Joint Venture Projects with Gold      1,166,078
1,092,983
Fields Exploration Inc., Guatemala
Joint Venture Project with Pillar      21,896
-
Resources Inc., Guatemala

                                      $1,209,870 $1,092,983

     Company Project, Guatemala

     Holly, Guatemala

     During the current year, the Company acquired
           a 100% interest in the Holly Project by
     paying US$13,750 (CDN$21,896).


           Joint Venture Projects with Gold Fields
     Exploration Inc., Guatemala


     In fiscal 2001, the Company entered into a Joint Venture Agreement with Gold Fields Exploration Inc. ("Gold Fields"), a company related by a common director, on the following concessions in Guatemala:
El Tambor, Tierra Blanca, Bella Vista, El Paraiso and Cipres
     I.
Participation is                 Company  Gold
                                          Fields Since
November 1, 2001:
  Acquisition costs              45%      55%
Since December 1, 2001:
  Operation costs                35%      65%

        El Tambor Guatemala

     In 1999, the Company entered into an option agreement to acquire a 100% interest in the El Tambor Gold Project in Guatemala, pursuant to which, the Company paid $195,000 and issued 100,000 common shares at a value of $67,500. In 2001, the option agreement was terminated and replaced with a new agreement whereby the Company purchased a 100% right to the El Tambor Gold Project in consideration of the payment of $80,000 and the issuance of 100,000 common shares at a value of $100,000.

     The Company also paid the underlying vendor of the property US$65,000 and is required to pay an additional US$500,000 in instalments by 2004. The vendor is also entitled to a 2.5% net smelter royalty, for which advance payments of US$50,000 are required semi-annually commencing in 2004 until the concession starts production. Payments during the current year totalled $52,175 (2001 - $447,362) in acquisition costs.
     As at December 31, 1999, the Company had advanced an aggregate of $72,236 to a subsidiary of the optionor for exploration activities on or with respect to the property. In fiscal 2000, the Company agreed, as additional consideration to the option agreement, to forgive this loan.
     In fiscal 2000, the Company also entered into an option agreement with Glamis Gold Ltd. ("Glamis") for an extension to the El Tambor Gold Project area in consideration of the payment of US$100,000 to Glamis, of which US$25,000 was paid in fiscal 1999. The Company made the full US$75,000 payment in fiscal 2001. Tierra Blanca, Guatemala
     In fiscal 2000, the Company entered into an option agreement to acquire a 100% interest in the Tierra Blanca Project. To acquire the interest, the Company paid US$15,000 and is required to make future cash payments totalling US$985,000 by 2005. Payments during the current year totalled $27,894 (2001 - $40,495) in acquisition costs.
     During the current year, the Company decided, based on its exploration results to date, to do no further exploration on the property, and $91,143 in acquisition costs and $23,752 in deferred exploration costs were written-off to operations.
Bella Vista (including Santa Margarita, Unidad Tipo, La Laguna, Carlos Antonio), Guatemala
     In fiscal 2000, the Company entered into an option agreement to acquire a 100% interest in the Bella Vista Project. To acquire the interest, the Company paid US$10,000 and is required to make future cash payments totalling US$490,000 by 2004.
     During the current year, the Company also entered into an option agreement to extend the Bella Vista Project area in consideration of the payment of US$20,000. Payments during the current year totalled $84,169 (2001
     - $52,327) in acquisition costs.
   The Company must also make monthly payments of US$10,000 after four years and one month from the date of the agreement, as advances from net smelter returns, and a 2.5% net smelter return royalty.

     El Paraiso, Guatemala
     In fiscal 2000, the Company entered into an option agreement to acquire a 100% interest in the El Paraiso Project. To acquire the interest, the Company paid US$10,000 and is required to make future cash payments totalling
     US$450,000 by 2004.
        In fiscal 2001, the Company decided, based on its exploration results to date, to do no further exploration on the property, and $43,168 in acquisition costs and $1,931 in deferred exploration costs were written-off to operations.
     Cipres I, Guatemala
     In fiscal 2000, the Company entered into an option agreement to acquire a 100% interest in Cipres I Project. To acquire the interest, the Company paid US$15,000 and is required to make future cash payments totalling US$645,000 by 2004.
   The Company must also make monthly payments of US$10,000 after four years and one month from the date of the agreement, as advances from net smelter returns, and a 2.5% net smelter return royalty.

     In fiscal 2001, the Company spent a total of $23,122 on the Cipres I Project acquisition.
        The portion of Cipres I Project optioned from third parties has been terminated and the portion acquired directly by staking continues to be part of the Joint Venture Agreement with Gold Fields.

         Joint Venture Project with Pillar Resources
Inc., Guatemala

     Marimba, Guatemala

     During the current year, the Company entered into an option agreement to acquire a 100% interest in the Marimba Project. To acquire the interest, the Company paid US$13,750. Payments during the current year totalled $21,896.

     The Company also signed an option agreement with Pillar Resources Inc. ("Pillar"), a company related by common directors, whereby Pillar can earn a 60% interest in the project. To exercise the option, Pillar paid to the Company US$30,000 upon regulatory acceptance of the transaction, and must incur a total of $2.5 million in exploration expenditures on the project over three years. Once Pillar has acquired the 60% interest, the Company has the right to require Pillar to purchase the remaining 40% of the project held by the Company's subsidiary in consideration for a 40% equity interest in Pillar (assuming Pillar has no material assets at that time other than the 60% interest in Marimba). Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields, which requires that if Pillar proposes to transfer any of its interest in the Marimba Project to a third party, it must first offer to transfer such interest to Gold Fields.
           Joint Venture Project with Barrick Gold
Corporation, Mexico
     El Salitre, Mexico
     The Company previously acquired by staking, an exploration concession in the State of Guanajuato, Mexico. In fiscal 2000, the Company signed a financing and option agreement with Barrick Gold Corporation ("Barrick"), whereby Barrick could earn a 50% interest in the project.
           Joint Venture Project with Barrick Gold
     Corporation, Mexico (cont'd.)
     El Salitre, Mexico (cont'd.)
     The Company and Barrick subsequently decided to abandon the project and consequently, all related costs were written-off to operations in fiscal 2000. In fiscal 2001, the Company incurred an additional $10,266 in exploration costs which were written-off to operations.


5.   DEFERRED EXPLORATION COSTS


                                    Joint
                                    Venture    Joint
                                    Projects
Venture
                                    with
Project
                         Company    Gold       with
                         Projects,  Fields,
Pillar,
                         Guatemala  Guatemala Guatemala
2002

Balance, beginning of    $99,836  $3,848,628 $45,947
$3,994,411
year

Additions
  Automobile              39,089      -        4,439
43,528
  Camp, food and          40,043      -        6,896
46,939
supplies
  Drilling                163,853   21,144      -
184,997
  Equipment                 4,491      -
442    4,933
  Equipment rental          6,975      -         -
6,975
  Medical expenses         43,523       263
1,861   45,647
  Property payments          -           58      -
58
  Rent and utilities       28,801      -
5,110   33,911
  Repairs and               5,359      -
196    5,555
maintenance
  Salaries and wages       89,381       616
5,102   95,099
  Exploration               3,584    16,421
579   20,584
administration
  Geological consulting   529,155    21,791
29,607  580,553
  Licenses, rights and     62,881      -
6,725   69,606
taxes
  Materials                 9,669      -        1,128
10,797
  Telephone                21,806      -        5,302
27,108
  Travel and              114,416      -        2,273
116,689
accommodation
  Geochemistry and        185,266       976     5,717
191,959
geophysics
  Legal and accounting     41,589       212       227
42,028
  Reports, drafting and    49,271       950     2,043
52,264
maps
  Shipping                  1,480        81        54
1,615
                        1,440,632     62,512
77,701 1,580,845
                        1,540,468  3,911,140
123,648 5,575,256 Expenditures recovered       -         -
(47,334)
(47,334)
Written-off during the year  -       (23,752)     -
(23,752)


Balance, end of year   $1,540,468 $3,887,388
$76,314 $5,504,170



                                       Joint
Joint
                                       Venture
Venture
                    El                 Projects
Project
                    Salitre            with
with
                    Gold     Company   Gold        Pillar,
                    Project, Projects, Fields,
                    Mexico   Guatemala Guatemala   Guatemala
2001

Balance, beginning  $  -     $  -     $1,457,947
$ $1,457,947
of year

Additions
  Automobile           -         387      93,701        741
94,829
  Camp, food and       -         670      76,883      2,170
79,723
supplies
  Drilling             -        -        330,313       -
330,313
  Equipment            -        -          7,765        339
8,104
  Equipment rental     -        -         84,031       -
84,031
  Medical expenses       64    3,035      38,315      1,224
42,638
  Property payments    -        -         41,544       -
41,544
  Rent and              728     -         58,660      1,392
60,780
utilities
  Repairs and          -        -          9,584         11
9,595
maintenance
  Salaries and        1,155    5,852     155,086        910
163,003
wages
  Exploration           629        4      18,486         13
19,132
administration
  Geological          1,876   33,457     782,127     22,300
839,760
consulting
  Licenses, rights      690   31,883      44,208
-
76,781
and taxes
  Materials            -        -         29,378
404
29,782
  Telephone              15     -         38,866
1,066
39,947
  Travel and           -      12,813     162,684
12,576
188,073
accommodation
  Geochemistry and     -       8,791     191,780
1,468
202,039
geophysics
  Legal and           2,186      631      89,749
665
93,231
accounting
  Reports, drafting   2,524    2,313     137,330
661
142,828
and maps
  Shipping              399     -          2,122
7
2,528

                     10,266   99,836   2,392,612
45,947 2,548,661
                     10,266   99,836   3,850,559
45,947 4,006,608
Written-off during  (10,266)    -         (1,931)
(12,197)
the year

Balance, end of     $  -     $99,836  $3,848,628
$45,947 $3,994,411
year

6.   CAPITAL ASSETS


                      2002
2001

                        Accumu   Net
              Accumul   Net Cost       lated    Book
              Cost    ated      Book
                       Amorti   Value
                      Amortiz   Value zation
                      ation

Furniture     $23,773 $14,314 $ 9,459  $23,773
$9,717   $14,056
and equipment
Trucks         62,340  31,170  31,170   62,340
10,390    51,950

              $86,113 $45,484 $40,629  $86,113 $20,107
$66,006
7.   CAPITAL STOCK

     Escrow shares

  As at December 31, 2002, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

     Stock options

The Company does not have a formal stock option plan but
     follows the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.
     Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options are for a maximum term of five years.
   Stock option transactions and the number of stock options
           outstanding are summarized as follows:
               2002               2001
2000
                         Weigh             Weigh
Weight
                         ted               ted
ed
               Number    Avera    Number   Avera
Number  Averag
               of        ge       of       ge       of
e
               Options   Exerc    Options  Exerc
Option  Exerci
                         ise               ise      s
se
                         Price             Price
Price

Outstanding,
beginning
year         1,790,000  $0.88    976,000  $0.59
497,000  $0.59
 Granted          -        -   1,019,000   1.08
494,000   0.60
 Exercised        -        -    (185,000)  0.49
(15,000)  0.65
 Expired/
  cancelled   (260,000)  0.74    (20,000)  0.60
-   -

Outstanding,
end of year  1,530,000  $0.90  1,790,000  $0.88
976,000  $0.59 Weighted average fair value
  of options
  granted               $ -               $0.48
$0.50

     There is no effect on the consolidated financial statements for the current year as no options were granted during the year.

     The following stock options were outstanding and
exercisable at December 31, 2002:
     Number    Exercise
     of        Price              Expiry Date
     Shares

     500,000  $1.25               June 14, 2003
     232,000   0.65
October 31, 2004
      40,000   0.65
December 12, 2004
     339,000   0.60
November 15, 2005
      54,000   0.68
January 11, 2006
     125,000   0.85
January 24, 2006
      20,000   0.94               June
14, 2006
     220,000   1.00               July
10, 2006

     Warrants

     The following share purchase warrants were outstanding
at December 31, 2002:
     Number      Exercis
     of Shares   Price              Expiry Date 1,373,334
     $0.74              February 28,
2003
       627,500    1.25
June 7, 2003
       900,000    1.25
June 14, 2003
     1,904,762    1.25
July 16, 2003
     4,794,800    0.25              December 19, 2004 8.
RELATED PARTY TRANSACTIONS

 The Company entered into the following transactions with related parties:

       a)Paid or accrued $127,875 (2001 - $133,500; 2000
       $100,500) in geological consulting fees, which have been capitalized to deferred exploration costs, to a director and a company controlled by a director.

       b)      Paid  or accrued $30,000 (2001 $30,000;  2000
       $30,000) in management fees to a company controlled by a director.

       c)      Paid  or accrued $20,625 (2001 $47,200;  2000
       $47,200) for administrative services, which have been included in salaries and benefits, to a director and officer of the Company.

       d)      Paid  or accrued $60,000 (2001 $34,194;  2000
       $Nil) for consulting services, which have been included in professional fees, to a company controlled by a director.

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.
9.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH
FLOWS

     There were no significant non-cash transactions for the year ended December 31, 2002.
     During the year ended December 31, 2001, the Company issued 100,000 common shares with a value of $100,000 as payment on the El Tambor Gold Project (Note 4).


10.  INCOME TAXES

     A reconciliation of income taxes at statutory rates with the reported taxes is as follows:


                                      2002
2001
2000

      Loss for the year              $(642,626)
                        $(1,105,740)
$(1,216,110)

     Income tax recovery at         $(254,480) $
                         (493,160) $
(554,546)
     statutory rates
     Non-deductible items              10,049
8,012
291
     Unrecognized benefit of non-     244,431
485,148
554,255
     capital losses

 Total income taxes             $    -     $      -
                              $
-

  The significant components of the Company's future income
     tax are as follows:
                                      2002      2001 2000
     Future income tax assets:
      Capital assets                $   467   $    -
$   2,500
      Non-capital losses carried    878,000
752,000   341,000
     forward

                                    878,467
     752,000   343,500 Future income tax liabilities:
      Capital assets                   -
(8,000)     -
      Mineral properties             (4,100)

(52,000)  (56,000)

                                     (4,100)

     (60,000)  (56,000) Valuation allowance

     (874,367)   (692,000) (287,500) Future income tax $  -

     $    -     $   -

   The Company has available for deduction against future taxable income non-capital losses of approximately $1,800,000. These losses, if not utilized, will expire commencing in 2003.
        Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.
     Future tax benefits which
     may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.


11.  FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, receivables, amounts due from related parties, exploration advances, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.


12.  COMMITMENT


     The Company has entered into an operating lease agreement for office premises. The Company also sub leases rental space to other companies which are netted against rental expense. The annual lease commitment under the lease is as follows:

         2003                        $76,137
         2004                         76,137
         2005                         50,758

                                    $203,032


13.  SEGMENT INFORMATION


 Operating segments are defined as components of an
     enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector relating to gold exploration. Due to the geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's resource properties are all located in Guatemala (Notes 4 and 5).
     The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.
        Details of identifiable assets by geographic
     segments are as follows:
                      Deferred Total      Capital
                      Mineral             Explorat
                      Assets     Assets   Propertie
ion
                                          s          Costs

December 31, 2002
 Canada              $1,628,531 $  -     $  -
$  -
 Guatemala            7,197,934  40,629   1,209,870
                      5,504,170

                     $8,826,465 $40,629  $1,209,870
$5,504,170

December 31, 2001
 Canada              $2,716,308 $  -     $  -
$  -
 Guatemala            5,388,749  66,066   1,092,983
                      3,994,411

                     $8,105,057 $66,066  $1,092,983
$3,994,411


14.  SUBSEQUENT EVENTS

       The following occurred subsequent to year end:

       a) A total of
       1,000,000 units were issued for a non-
       brokered private placement at $0.50 for total proceeds of $500,000 received prior to year end.
       Each unit consists of a common share and a half non-transferable share purchase warrant. One full warrant entitles the holder to acquire an additional common share at $0.55 on or before January 7, 2004.
       A finder's fee was paid of 250,000 warrants exercisable at $0.55 on or before January 7, 2004.

       b)  A total of
       250,000 stock options with an exercise price of $0.60, $0.65 and $0.94 and a total of 1,123,334 warrants at $0.74 were exercised. A total of 250,000 warrants at $0.74 expired unexercised.
       c)  A total of
       1,495,000 stock options were granted with an exercise price of $0.68, $0.90, $0.99, $1.01 and $0.95 expiring on January 7, 15, 27, February 6, and April
       2, 2008,
       respectively, for salaries and benefits and consulting fees.
15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES
     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.
     The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:


       2002                           2001
       Balance             Balance    Balance as
Balance
       as                  as per     per
as per
       per                 United     Canadian
United
Canadian   Adjustm  States     GAAP        Adjustment States
       GAAP       ents     GAAP                   s
GAAP

    Curre $2,071,796 $      - $2,071,796 $2,951,657  $ -
$2,951,657
   nt assets
   Miner  1,209,870  (1,209,870)     -   1,092,983
                     (1,092,983)
-
   al properties
   Defer  5,504,170  (5,504,170)    -    3,994,411
                     (3,994,411)
-
   red exploration costs
       Capit     40,629        -      40,629    66,006
-
66,006
   al assets



$8,826,465$(6,714,040)$2,112,425$8,105,057$(5,087,394
)$3,017,663

 Current $119,711 $     -    $  119,711  $207,563  $ -
$207,563
  liabilities
  Share  8,706,754  (6,714,040)1,992,714 7,897,494
                     (5,087,394)
2,810,100
  holders' equity


$8,826,465$(6,714,040)$2,112,425$8,105,057$(5,087,394 )
$3,017,663



     The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

                          2002           2001        2000
Loss for the year,        $(642,626) $(1,105,740)
$(1,216,110)
Canadian GAAP

 Adjustments to mineral  (1,741,541)  (3,084,348)
                    (1,704,660)
properties
     Compensation expense -      -          -
                     (284,136)
escrow shares
   Compensation expense -      -          (229,024)      -
stock options

Loss for the year,       $(2,384,167) $(4,419,112)
$(3,204,906)
 United States GAAP

Weighted average number
of shares outstanding
  under United States GAAP 17,305,597  14,109,982 7,687,767

Basic and diluted loss   $  (0.14)     $  (0.31)     $
(0.42) per share under United
States GAAP

     At December 31, 2002, 2001 and 2000, the total number of potentially dilutive shares excluded from diluted net loss per share were 11,130,396, 6,595,596 and 3,643,500.

         The impact of the above differences between Canadian and United States GAAP on the consolidated statements of cash flows would be as follows:


                             2002        2001         2000
Cash flows used in          $(621,621) $(1,054,457)
$(353,082)
operating activities,
Canadian GAAP
Adjustments to mineral    (1,741,541)  (3,039,713)
                    (2,270,070)
properties

Cash flows used in
operating activities,
United States GAAP        (2,363,162)  (4,094,170)
                         (2,623,152)

Cash flows provided by
financing activities,       1,451,886    6,403,383
2,840,349
 Canadian GAAP and United
States GAAP

Cash flows used in         (1,591,758) (3,275,390)
(2,351,342)
investing activities,
Canadian GAAP
 Adjustments to mineral     1,741,541   3,039,713
                     2,270,070 properties
Cash flows used in
investing activities,
 United States GAAP           149,783    (235,677) (81,272)

Net change in cash and cash  (761,493)   2,073,536
135,925 equivalents

Cash and cash equivalents,  2,620,116      546,580
410,655 beginning of year

Cash and cash equivalents, $1,858,623   $2,620,116
$546,580 end of year

     Mineral properties and deferred exploration costs


     Under Canadian GAAP, mineral properties,
           including exploration, development and
     acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

     Stock-based compensation

     Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25").
     Accordingly, compensation cost for cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price.
     Under Canadian GAAP, the reporting of stockbased compensation expense in the Company's financial statements was not required for the years ended December 31, 2001 and 2000. New accounting and disclosure standards were introduced under Canadian GAAP (Note 7) for fiscal years ending December 31, 2002.
     Under United States GAAP, the Company recorded additional compensation expense during the current year of $Nil (2001 $229,024; 2000 $Nil) based on the fair value of options granted to non-employees. Had compensation costs for employees been recognized for the Company's stock option plan based on fair value at grant date, the pro-forma net loss for fiscal 2002 would have been increased by $Nil (2001 $262,455; 2000
     - $166,705) and pro-forma loss per share increased by $Nil (2001 - $0.02; 2000 - $0.02) per share.
     In calculating these amounts, the Company has utilized the Black-Scholes model to estimate the fair value of the options granted in the year using the following key assumptions.

     The following table illustrates the effect on loss and loss per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.


                                 2001
2000
Loss for the year, United States $(4,419,112) $(3,204,906)
GAAP
Add: Total stock-based employee
compensation expense included in loss,
    as reported determined under    APB 25

Deduct:   Total stock-based
employee compensation expense
determined under
    fair value based method for (262,455) (166,705) all awards

Pro-forma loss                   $(4,681,567)
$(3,371,611)

Basic and diluted loss per       $   (0.33)
$   (0.44)
share, pro-forma


                                 December
December
                                 31,
31,
                                 2001
2000

Risk-free interest rate          5.12%
5.85%
Expected life                    3.5 years   5
years
Expected volatility              74.00%
58.90%
Expected dividends               -           -


     Escrow shares


     Under Canadian GAAP, shares issued with escrow restrictions are recorded at their issue price, with no revaluation upon release from escrow. Under United States GAAP, escrow shares which are to be released upon the Company meeting certain performance criteria are considered to be contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding under United States GAAP until they are releasable, and the difference between the fair value of those shares at the time they become releasable from escrow and their original issue price is accounted for as compensation expense. During the year ended December 31, 2000, 375,000 shares were releasable from escrow and accordingly, compensation expenses of $284,136 (2001 - $Nil; 2000 - $284) has been recognized for the year then ended.

     New accounting pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of this statement.
           In June 2001, FASB issued Statements of
     Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.
     In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Longlived
     Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued
     operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

     In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

     In June 2002, FASB issued Statements of Financial
Accounting Standards No. 146, "Accounting for Costs
Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3,
"Liability Recognition for Certain Employee Termination
Benefits and Other Costs to Exit an Activity (Including
Certain Costs Incurred in a Restructuring)" ("EITF 943").
SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

     In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial
Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.
In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for StockBased Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

     The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

*****************************************************
***********

SIGNATURE PAGE


Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-
F and has duly casued this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.


RADIUS EXPLORATIONS LTD.;         0-30720
Registrant


Dated:  June 26, 2003       By:             "signed" Simon
                                 Ridgway,
President