Form 20-F/A
period 2003-06-30
RADIUS EXPLORATIONS LTD
filed 2004-06-23
CIK 1113260

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

__   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      December 31, 2002

OR

__  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   22,705,896 shares of common stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     X Yes     __ No

Indicate by check mark which financial statement item the registrant has elected to follow.

    X Item 17    __ Item 18

AMENDMENT NO. 1

This Amendment No. 1 amends the Annual Report on Form 20-F of Radius Explorations Ltd. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2003 (the “2002 Annual Report”).

Subsequent to the filing of the 2002 Annual Report, the Company’s management discovered that 2002 Annual Report omitted certain of the information required to be included therein, including the disclosures required by Item 15 (relating to the Company’s disclosure controls and procedures and internal controls) and the certifications required to be provided by the Company’s management pursuant to the Sarbanes-Oxley Act of 2002 and the Commission’s rules thereunder.  See Item 15.  This Amendment No. 1 is being filed to correct the deficiencies in the 2002 Annual Report.

Unless otherwise stated, all information contained in this Amendment No. 1 is presented as of December 31, 2002.  Information contained in this Amendment No. 1 that is stated to be presented as of a date more recent than December 31, 2002, but is not stated to be presented as of a specific date, is presented as of July 15, 2003.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and section 27A of the United States Securities Act of 1933, as amended, which represent expectations or beliefs of the Company about future events. These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3 of this Annual Report under the heading “Risk Factors”, and elsewhere in this Annual Report.

The Company’s forward-looking statements contained in this Annual Report are made as of the respective dates set forth in this Annual Report.  Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made.  In preparing this Amendment No. 1, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date of this Amendment No. 1.  Nor does the Company assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

#

GLOSSARY OF TECHNICAL TERMS

In this Annual Report, the following technical terms have the following meanings:

“vein”, “veinlet” (small)	A tabular mineral deposit formed within or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.
AA	Atomic absorption.
Adit	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.
Ag	The elemental symbol for silver.
alteration	The chemical and mineralogical changes in a rock mass resulting from the passage of hydrothermal fluids.
Anomalous or anomalies	A sample or location in which either (i) the concentration of an element(s) or (ii) geophysical response is significantly different from the average background values that typify an area.
anomaly	The geographical area corresponding to anomalous geochemical or geophysical values.
argillite	Unusually hard, fine-grained sedimentary rocks, such as shale, mudstone, siltstone, and claystone. Commonly black.
arsenopyrite	A sulphide of arsenic and iron.
As	The elemental symbol for arsenic.
Assay	An analysis to determine the presence, absence or quantity of one or more elemental components.
Au	The elemental symbol for gold.
Au Eq. g/t	Denotes gold equivalent grades: gold grade plus silver grades which have been converted to gold grades by using a ratio generally based on the prevailing spot prices of gold and silver.
auriferous	Containing anomalous concentrations of gold.

background	The average concentration of an element or typical geophysical response in an area.
breccia	A rock consisting of sharp fragments in fine grained material.
channel sample	A sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.
Cretaceous.	The geologic period extending from 135 million to 63 million years ago.
development	Preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.
Diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

dip	The angle which a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.
epidote	Calcium, aluminium, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.
epithermal	A term applied to high-level hydrothermal systems which form at depths of ~1 km to surficial hotspring settings.
exploration	The prospecting, mapping, sampling, remote sensing, geophysical surveying, diamond drilling and other work involved in the searching for ore bodies.
FA	Fire assay.
fault	A fracture in a rock across which there has been displacement.
fracture	Breaks in a rock, usually planar.
Gangue	Minerals that occur with ore minerals, but are sub-economic to recover.

Gold Dore	A gold and silver alloy produced at a mine prior to refinement into high purity metal.
GPS

Global Positioning System — a space based satellite positioning system whereby receiver units on the ground or in the air use triangulation from known satellite signals to derive a location in three dimensional space.

graben	A downthrown block between two parallel faults.
grab sample	A sample of selected rock chips collected from within a restricted area of interest.
grade

The concentration of an ore metal in a rock sample, given either as weight percent for base metals (e.g. Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

g/t	Grams of per metric tonne. Usually used in association with gold or silver.
Heap leach	A process used for the recovery of metals from crushed ore in heaps using a suitable leaching solution.
ha or hectare	An area totaling 10,000 square metres.
Hg	The elemental symbol for mercury.
highly anomalous	An anomaly which is 50 to 100 times average background.
Host rock	The body of rock in which mineralization of economic interest occurs.
hydrothermal	Pertaining to hot fluids, dominantly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
ICP	A type of assay technique.
intrusive	A rock mass formed below earth’s surface from magma which has intruded into a preexisting rock mass
limonite (limonitic)	A mixture of hydrated iron oxides and iron hydroxides. (Pertaining to or containing limonite.)
mesothermal	A hydrothermal ore deposit –typically a vein system- formed at intermediate temperatures (200-300ºC) and pressures/depths.
mineral resource, measured mineral resource, indicated mineral resource, inferred mineral resource

Under CIM standards, a mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Joint Information Circular are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the SEC by U.S. companies. See “Joint Information Circular – Notice to United States Securityholders”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

inferred mineral resource: Under CIM standards, an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

indicated mineral resource: Under CIM standards, an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

measured mineral resource: Under CIM standards, a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineralization	Minerals of value occurring in rocks.
Mt	A million tonnes.
ore	A natural aggregate of one or more minerals which, at a specified time and place may be mined, processed and sold at a profit, or from which some part may profitably be separated.
Ounce / oz	Troy ounce, equal to approximately 31.103 grams.
outcrop	An exposure of rock at the earth’s surface.
Paleozoic	The geological era ranging from 600 million to 230 million years ago.
phyllite	A cleaved metamorphic rock having affinities to both schists and slates.

Pleistocene	A division of the Tertiary period.
Pliocene	A division of the Tertiary period.
ppb or parts per billion	A unit of measurement: 1ppb = 0.001 gram/Tonne
ppm or parts per million	A unit of measurement which is 1000 times larger than ppb or “parts per billion” (1ppm = 1000ppb =1 gram/Tonne).
pseudomorph	One mineral occurring in the crystal form of another.
quartz	A common rock-forming mineral (SiO2) that is frequently a dominant constituent of veins, especially those containing gold and silver mineralization.
Quaternary	The latest period of geological time in the stratigraphic column from 0 to 2 million years ago.
RC	Reverse Circulation drilling.
rhyolite	A silica-rich volcanic rock chemically equivalent to granite. Usually light colored, very fine-grained or glassy-looking.
Sb	The elemental symbol for antimony.
scorodite	A hydrated iron arsenate, oxidation product of arsenopyrite.
sericite	A white variety of muscovite mica.
Silicification / silicified	Complete or partial replacement of a rock by quartz, often during hydrothermal alteration.
Stibnite	An antimony sulphide mineral.
stockwork	A densely packed network of small veins, veinlets or fissures which may be filled with mineralized material.
strike	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.
Tertiary	The geological period extending from the end of the Cretaceous (65 million years ago) to approximately 2 million years before the present time.

Tl	The elemental symbol for thallium.
Tonne	A metric tonne, 1000 kilograms or 2,204.6 pounds.
travertine	Calcium carbonate deposited by precipitation from carbonate-saturated waters, particularly from hot springs.
UTM	The UTM (Universal Transverse Mercator) system is a world-wide geographic coordinate system defined in meters.

Part I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Table No. 1

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

Tim R. Osler

Secretary

Vancouver, BC, Canada

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2002, 2001 and 2000, and as at December 31, 2002 and 2001 was derived from the financial statements of the Company included with this Annual Report, which were audited by Davidson and Company, independent Chartered Accountants.  This information should be read in conjunction with the financial statements and with the information appearing under the heading Item 5, “Operating and Financial Review and Prospects”.  Reference is also made to note 15 to the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

The selected financial data of the Company for the fiscal years ended December 31, 1999 and 1998 and as at December 31, 2000, 1999, 1998 was derived from the financial statements of the Company which are not included in this Annual Report.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance operations for the next 12 months, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  Refer to Item 5, “Operating and Financial Review and Prospects”.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	As at 12/31/02	As at 12/31/01	As at 12/31/00	As at 12/31/99	As at 12/31/98

Working Capital	1,952	2,744	477	435	112
Mineral Properties (Cdn GAAP)	1,210	1,093	545	298	223
Mineral Properties (US GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Shareholder’s Equity (Cdn GAAP)	(8,707)	(7,897)	(2,450)	808	337
Shareholders’ Equity (US GAAP)	(1,993)	(2,810)	(497)	510	115
Total Assets (Cdn GAAP)	8,826	8,105	2,706	921	350
Total Assets (US GAAP)	2,112	3,018	703	623	127

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98

Revenue	0	0	0	0	0
Net Income(Loss) (Cdn GAAP)	(614)	(1,106)	(1,216)	(420)	(58)
Earnings(Loss) Per Share (Cdn GAAP)	(0.04)	(0.07)	(0.15)	(0.14)	(0.04)
Net Income(Loss) (US GAAP)	(2,384)	(4,419)	(3,205)	(611)	(174)
Earnings (Loss)Per Share (US GAAP)	(0.14)	(0.31)	(0.42)	(0.26)	(0.20)
Dividends Per Share (Cdn GAAP)	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtd.Avg.No.Shares (US GAAP)	17,306	14,110	7,688	2,341	866
Wtd.Avg.No.Shares (Cdn GAAP)	18,056	14,860	8,064	2,904	1,402

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to US dollars.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 30, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.3558.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended June 30, 2003	$1.3768	$1.3348
Month ended May 31, 2003	$1.4221	$1.3446
Month ended April 30, 2003	$1.4843	$1.4336
Month ended March 31, 2003	$1.4905	$1.4659
Month ended February 28, 2003	$1.5315	$1.4880
Month ended January 31, 2003	$1.5750	$1.5220

Average
Fiscal year ended December 31, 2002	$1.57
Fiscal year ended December 31, 2001	$1.55
Fiscal year ended December 31, 2000	$1.49
Fiscal year ended December 31, 1999	$1.48
Fiscal year ended December 31, 1998	$1.48

Statement of Capitalization and Indebtedness

Table No. 3

Statement of Capitalization and Indebtedness

Designation of

Amount

Amount Outstanding

Security

Authorized

as of December 31, 2002

Common Shares

100,000,000

22,705,896

Preferred Shares

none

none

Common Share Options

n/a

  1,530,000

Share Purchase Warrants

n/a

  9,600,396

Risk Factors

Ability to Continue as a Going Concern:

In a paragraph entitled “COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES” following the independent auditor’s report included in the consolidated financial statements filed with this Annual Report, Davidson & Company, the Company’s independent auditor, has noted that the Company’s financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.

General Risk Factors Attendant to Resource Exploration:

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

Difficulty for U.S. Investors to Effect Service of Process Against the Company:

The Company is incorporated under the laws of the Province of British Columbia, Canada.  Several of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act.

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

Lack of Cash Flow:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company is through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

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

Uncertainty of Obtaining Additional Funding Requirements:

Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs through the fiscal year 2003, the Company will likely require additional funds to complete its intended exploration programs.  There is no assurance that the Company will be able to obtain the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

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

Environmental Regulations:

The current and anticipated future operations of the Company, including exploration activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the exploration and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company’s exploration activities and its potential mining and processing operations in Central America are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. The result of penalties could be materially adverse and impair or even eliminate the Company’s ability to do business.

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

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.

Risks Associated with Penny Stock Classification:

The Company’s common shares are “penny stock” as defined in rule 3a51-1 under the Exchange Act.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

History of Net Losses and Lack of Operating Revenues:

The Company has not generated operating revenues since it was formed in 1997 and is dependent upon equity and/or debt financing to remain in existence.

The Company has had net losses since September 9, 1997 (date of incorporation).  The cumulative net loss from the date of incorporation to December 31, 2002 is ($3,446,011).

Dependence on Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.

Currently the Registrant is dependant upon the expertise and knowledge of Simon T. Ridgway (President and a Director).

Political and Economic Instability in Guatemala; Potential Difficulties In Obtaining Possible Future Required Financing Due To Developing Country Status:

The mineral properties in which the Company has an interest are located in Guatemala, which is a developing country.

The Company’s operations in Guatemala may be adversely affected by changes in governmental policies or social instability or other political, economic or diplomatic developments which are not within the Company’s control including, among other things, a change in mineral exploration regulations and policies, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, foreign exchange and repatriation restrictions, economic sanctions, changing political conditions, international monetary fluctuations and currency controls.  Portions of Latin America, including Guatemala, have been subject to economic or political instability and social unrest or military or rebel hostilities or terrorism.  The Company regularly evaluates opportunities to acquire interests in mineral properties and participate in projects in developing nations, including in nations that are experiencing economic or political instability and social unrest or military hostilities or that may be subject to U.S. sanctions.  Accordingly, the Company may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to U.S. sanctions.

These factors could pose serious potential problems associated with the Company’s ability to raise additional capital, which will be required to place any of its properties into production.  There is no guarantee that the additional required capital will be available.

The Company does not plan to purchase any type of political risk insurance.

Foreign Currency Fluctuations:

At the present time, some of the Company’s activities are carried on outside of Canada.  Accordingly, it is subject to risks associated with fluctuations in the rate of exchange of the Canadian dollar and foreign currencies.

The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging.

ITEM 4.  INFORMATION ON THE COMPANY

Description of Business

Introduction

Radius Explorations Ltd. (hereinafter also referred to as the “Registrant” or the “Company”) is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  The Company has interests in natural resource properties located in Guatemala. (See Description of Property, below, and Note 4, Notes to the Financial Statements).

Presently, the Company is in the exploration stage and its properties do not contain a known commercially viable minable deposit. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

Corporate Background

The Company was incorporated under the British Columbia Company Act on September 9, 1997 by registration of its Memorandum and Articles.  The Company has 100,000,000 common shares authorized.  These shares have no par value.  As of December 31, 2002, the end of the Company’s most recent fiscal year, there were 22,705,896 common shares outstanding.  As of December 31, 2001, there were 17,911,096 common shares outstanding.  As of May 31, 2003, there were 25,701,730 common shares outstanding.

Unless otherwise stated, all information contained in this Annual Report is current as of December 31, 2002.

The Company’s common shares trade on the TSX Venture Exchange with the symbol “RDU”.

Corporate Offices

The Company’s executive offices are located in rented premises of approximately 3,100 square feet at Suite 830, 355 Burrard Street, Vancouver, British Columbia  V6C 2G8.  The Company considers these premises suitable for current needs.  The contact person is Simon T. Ridgway, President and Director.  The telephone number is 604-801-5432 and the facsimile number is 604-662-8829.

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

In 2000 the Company voluntarily filed a registration statement on Form 20-F in order to make information concerning itself more readily available to the public.  As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements.  As a foreign private issuer, the Company is not subject to the reporting obligations of the proxy rules under Section 14 or the insider short-swing profit rules under Section 16 of the Exchange Act.

Capital Expenditures and Divestitures

The Company’s principal capital expenditures are for head office furniture and equipment, and vehicles for use in relation to the Company’s exploration programs.

Organizational Structure

The Company has the following subsidiaries whose assets are material to the Company, namely:

Name

Date of

Percentage

Incorporation

Jurisdiction

Owned

Radius Panama Corporation

August 31, 2000

Panama

100%

Weltern Resources Corp.

March 9, 2000

Panama

100%

Exploraciones Minera de Guatemala, S.A.

July 5, 1996

Guatemala

100%

Minerales Sierra Pacifico, S.A.

November 17, 1999

Guatemala

100%

Description of Properties

During the past year, the Company has conducted or participated in exploration activities on the Marimba Project and the Holly Project in eastern Guatemala.  The Marimba Project was optioned to Pillar Resources Inc. in the summer of 2002, and in 2003 Pillar Resources was granted an option on the Holly Project as well.  The Company’s most advanced project is the Motagua Gold Belt, on which exploration and drilling has been conducted by the Company’s joint venture partner, Orogen Holding (BVI) Limited (“Orogen”), since early 2002.

A.

GUATEMALA

1.

THE PROPERTIES

Property Description and Location

The Company holds the rights to numerous exploration Projects located in central and eastern, Guatemala.  The Radius Guatemalan Properties are divided into four Project Areas:

Tambor Joint Venture

- 116,000 hectares in central Guatemalan / majority of area optioned from third parties / joint venture agreement with Orogen.

Marimba Joint Venture

- 35,000 hectares area in eastern Guatemala / joint venture agreement with Pillar Resources Inc. (“Pillar”).

Holly Joint Venture

- 191,000 hectares area in eastern Guatemala / joint venture agreement between with Pillar.

Eastern Guatemala Projects (Radius 100%)

- 66,500 hectare block of 100% Radius owned exploration licences and licence applications.

Mineral Concessions

TAMBOR JOINT VENTURE (115,911.42 ha)
	Name	ID #	Area (ha)	Details
1	Golazo	LEXR-064	8,264.72	2,100.0 (100%)
2	La Vega I	LEXR-595	212.31	granted May 16, 2001
3	Unidad Tipo	LEXR-418	2265.00	granted May 29, 2000
4	Santa Margarita	LEXR-461	625.00	granted Oct. 2, 2000
5	El Dulce	LEXR-740	8,200.00	granted Oct. 29, 2002
6	La Laguna	LEXR-674	275.00	granted Oct. 30, 2002
7	Progreso #1	LEXR	76,500.00	updated licences under application
8	Tizate	SEXR-598	165.00	granted licence expected Jan. 2003
9	Carlos Antonio	SEXR-559	1,937.50	granted licence expected Jan. 2003
10	El Injerto	SEXR-657	350.00	granted licence expected Jan. 2003
11	Cipres I-A	SEXR-710	9,950.00	application
12	Las Flores	SEXR-662	6,791.89	application
13	Las Flores	SEXR-663	275.00	application
14	La Colonia	SEXR-756	100.00	application
MARIMBA JOINT VENTURE (34,890.01 ha)
1	Jocotan II	LEXR-017	2,100.0	granted 27/05/98
2	Olopa	LEXR-714	9,522.5	granted 06/12/02
3	El Tesoro	LEXR-701	9,342.51	granted 12/11/02
4	El Pinal	SEXR-704	4,475.0	application
5	Laura	SEXR-731	9,450.0	application
HOLLY JOINT VENTURE (190,892.0 ha)
1	Dorita	LEXR-032	5370.0	granted Sept. 28, 1999
2	La Joya II	LEXR-619	10274.0	granted Feb. 28, 2002
3	Monterico	SR-071	125263.0	application
4	Montecristo	SR-068	49985.0	application
EASTERN GUATEMALA PROJECTS (66,501.00 ha)
1	EXM-14A	LEXR-621	4800.0	granted Nov. 06, 2001
2	La Joya I	LEXR-618	9716.0	granted Feb. 28, 2002
3	San Diego I	SEXR	9614.0	application
4	San Diego II	LEXR-699	9949.0	granted Sept. 27, 2002
5	Los Encuentros	LEXR-711	4400.0	granted Oct. 26, 2002
6	El Carrizal	LEXR-713	7892.0	granted Oct. 16, 2002
7	Carolina	LEXR-730	5056.0	granted Nov 29, 2002
8	El Triunfo	SEXR	10000.0	application
9	El Tablon	SEXR-712	7945.0	application
10	Tichac	SEXR-735	2129.0	application
11	Cabanas	SEXR-744	5000.0	application

Tambor Joint Venture

The Tambor Property consists of 14 exploration concessions located in south-central Guatemala.  Radius has: (a) the right to acquire a 100% interest (subject to a 2.5% net smelter returns royalty) in five of these Concessions (the Unidad Tipo, the Santa Margarita, Tizate, El Injerto and Carlos Antonio concessions) under an option agreement dated November 21, 2000, as amended October 4, 2001 with Quimicos S.A. and Geominas S.A. (the “Tambor - Geominas and Quimicos Option Agreement”); (b) the right to acquire a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso I Concession under an exploration lease and option to purchase agreement (the “Entre Mares Option Agreement”) dated May 7, 2003 with Entre Mares De Guatemala, S.A., as lessor and (c) acquired the balance of the Concessions comprising the Tambor Project either by way of arm’s length purchase or by way of staking.

As at December 31, 2002, Radius has paid a total of US$260,000 under the Tambor - Geominas and Quimicos Option Agreement and upon making the final required payment of US$240,000 will be able to exercise the option under the Tambor - Geominas and Quimicos Option Agreement. Under the Entre Mares Option Agreement, Radius has incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and has the right until May 7, 2006 to elect to purchase the Progreso I Concession for US$750,000.  One-half of the 4% royalty may be purchased by Radius for US$2.0 million.

Radius, through its subsidiary, Weltern Resources Corp., entered into an agreement dated November 29, 2001 with Orogen, an affiliate of Gold Fields Limited, pursuant to which Orogen acquired the right to acquire a 55% beneficial interest in the Tambor Project in consideration for incurring exploration expense of at least US$5,000,000.

If Orogen completes the earn-in, Radius will have 180 days thereafter to either make a one-time election to fund its prorata share of continuing exploration expenditures or grant Orogen the right to earn a further 15% interest in the lands. In consideration for the further 15% interest, Orogen will fund all exploration and development costs to receipt of a bankable feasibility study.

The concessions that are subject to this arrangement comprise the western portion or approximately 116 square kilometres of the total 5,200 square kilometres of concessions that Radius controls in Guatemala. Orogen will operate the exploration program on the concessions that apply to the Joint Venture.

The claims subject to the Tambor Joint Venture are further contained within an area of interest.

UTM Co-ordinates – Area of Interest Tambor JV

Corner			Corner
	UTM Easting	UTM Northing		UTM Easting	UTM Northing
1	749500	1628000	2	749500	1650000
3	815000	1650000	4	815000	1628000
5	800000	1628000	6	800000	1604000
7	780000	1604000	8	780000	1628000

Marimba Joint Venture

The Company has granted to Pillar the option to earn a 60% interest in the Marimba Project in consideration of Pillar making a cash payment to Radius of US$30,000 and incurring US$2.5 million in exploration expenditures over three years.  Once Pillar has acquired the 60% interest, the Company has the right to require Pillar to purchase the remaining 40% of the Project in consideration for a 40% equity interest in Pillar (assuming Pillar has no material assets at that time other than the 60% interest in Marimba).  Certain directors and officers of the Company are directors or officers of Pillar (see Item 7 hereof).

Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields.  Geographical co-ordinates outlining the Marimba Project are as follows:

Marimba Joint Venture - UTM Co-ordinates

Corner			Corner
	UTM Easting	UTM Northing		UTM Easting	UTM Northing
1	236000	1645000	2	260100	1645000
3	260100	1641000	4	254000	1641000
5	254000	1636000	6	253000	1636000
7	253000	1633000	8	250000	1633000
9	250000	1631000	10	236000	1631000
	Total	265.4 km2		26,540 ha

The mineral titles which form the basis of the option agreement are comprised of five contiguous Licences or Licence Applications.

Marimba Joint Venture - Mineral Concessions

Existing Licences		Area in hectares
	Name	Total	Included in Option
1	Jocotan II	2,100.0	2,100.0 (100%)
2	Olopa	9,522.5	9,522.5 (100%)
3	El Tesoro	9,342.51	3,500.0 (37.5%)
Applications
1	El Pinal	4,475.0	3,100.0 (69.3%)
2	Laura	9,450.0	8,317.5 (88.0%)
	Totals	34,890.01 ha	26,540 ha

All Licences and Licence Applications are defined by UTM co-ordinates.  Only that portion of each Licence or Licence Application within the co-ordinates of the Marimba Project is subject to the Option Agreement.

Co-ordinates for Portion of Licences Marimba JV

1) Jocotan II (granted Licence LEXR017 - 27/05/98)

Corner			Corner
	UTM Easting	UTM Northing		UTM Easting	UTM Northing
1	243000	1636000	2	243000	1638000
3	244000	1638000	4	244000	1639000
5	245000	1639000	6	245000	1640000
7	246000	1640000	8	246000	1641000
9	250000	1641000	10	250000	1640000
11	248000	1640000	12	248000	1636000

2) El Tesoro (granted Licence LEXR701 - 12/11/02)

Corner			Corner
	UTM Easting	UTM Northing		UTM Easting	UTM Northing
1	236000	1631000	2	236000	1636000
3	243000	1636000	4	243000	1631000

3) El Pinal (application SEXR704 filed  12/11/01)

Corner			Corner
	UTM Easting	UTM Northing		UTM Easting	UTM Northing
1	236000	1640000	2	240000	1640000
3	240000	1641000	4	243000	1641000
5	243000	1640000	6	241500	1640000
7	241500	1638000	8	243000	1638000
9	243000	1636000	10	236000	1636000

4) Olopa (granted Licence LEXR714 - 06/12/02)

Corner			Corner
	UTM Easting	UTM Northing		UTM Easting	UTM Northing
1	236000	1641000	2	236000	1645000
3	260100	1645000	4	260100	1641000

5) Laura (application SEXR731 filed  14/03/02)

Corner			Corner
	UTM Easting	UTM Northing		UTM Easting	UTM Northing
1	243000	1631000	2	243000	1636000
3	248000	1636000	4	248000	1640000
5	250000	1640000	6	250000	1641000
7	254000	1641000	8	254000	1636000
9	253000	1636000	10	253000	1633000
11	250000	1633000	12	250000	1631000

Holly Joint Venture

The Company has granted to Pillar the option to earn a 60% interest in the Holly Project in consideration of Pillar making cash payments to Radius totalling $500,000 and incurring $4.0 million in exploration expenditures over three years.  Once Pillar has acquired the 60% interest, the Company has the right to require Pillar to purchase the remaining 40% of the Project in consideration for a 40% equity interest in Pillar (assuming Pillar has no material assets at that time other than the 60% interest in Holly).    Certain directors and officers of the Company are directors or officers of Pillar (see Item 7 hereof).

Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields.  Geographical co-ordinates outlining the Holly Project are as follows:

Corner			Corner
	UTM Easting	UTM Northing		UTM Easting	UTM Northing
1	222000	1618000	2	222000	1621813
3	211869	1638000	4	211869	1630000
5	222000	1630000	6	222000	1633000
7	223500	1633000	8	223500	1630000
9	230000	1630000	10	230000	1626096
11	236000	1626096	12	236000	1618000

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

Tambor Joint Venture/Marimba Joint Venture/

Holly Joint Venture/Eastern Guatemala Projects

Access to the Radius Guatemalan Properties is by paved highway from the capital Guatemala City to various regional centres (El Progresso, Chiquimula, and others) and then via secondary paved roads to nearby towns.  Variably maintained 2-wheel and 4-wheel drive roads access the mineralized zones and other parts of the Project Areas.  The international airport in Guatemala City is serviced by daily flights to Miami and other North and Central American cities.  The main port of entry into Guatemala is Puerto Barrios, located on the Caribbean coast approximately 300 kilometres northeast (by paved highway) of Guatemala City.

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

The climate in the area is subtropical and comprises a dry season from December to April and a rainy season from May to November.  The driest months are generally February and March and the wettest months are July and September.  The average annual rainfall is 1000 - 2000 millimetres.  Temperature varies little throughout the year averaging 22°C and ranging between 30°C and 10°C.

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

Work History

Tambor Joint Venture/Marimba Joint Venture/

Holly Joint Venture/Eastern Guatemala Projects

Government geology maps completed in the early 1970’s mapped altered rhyolite volcanics, travertine deposits and active hot springs in several area within the Guatemalan Properties of the Company.  Geological investigation of the area was undertaken in 1999 and included rock and stream sediment sampling.

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

There is no history of commercial mineral production from the Radius Guatemalan Projects however several of the Projects contain small adits, pits, and trenches from previous activities which were probably active in several phases including the 1800’s, Spanish Colonial (1500-1600’s) and possibly prior to this by the local Mayan Indians.  Locals have also extracted small quantities of stibnite, that is sold locally, best evidenced by several small pits and cuts on the Marimba Project.

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

Project Geology

Tambor Joint Venture

The Tambor Joint Venture is primarily underlain by amphibolites, phyllites and argillites, and minor limestone lenses of the El Tambor Formation.  The siliceous and carbonaceous argillites mapped on the property may be members of the El Tambor Formation or the lower El Pilar Group.  The El Tambor Formation comprises a west-trending band that extends across the property.  Throughout most of the property, schistosity and cleavage dip consistently and moderately to the south-southwest.  On the Unidad Tipo block, schistosity and cleavage orientations are much more diverse, suggesting proximity to a fold hinge.

On the eastern half of the area amphibolites host the Sastre, TBS, Escondida and LTR zones.  The amphibolites are well-foliated, fine- to medium-grained and medium to dark green in colour where fresh.  Chlorite, biotite and epidote are also present, which, along with actinolite and tremolite, are interpreted to represent retrograde greenschist facies metamorphism after initial lower amphibolite facies metamorphism.  Metamorphic quartz veins and boudins are common within these amphibolites.  The protoliths for the amphibolites are believed to be gabbros and mafic volcanics.  In outcrop, argillites are pale to medium grey, strongly clay-altered, strongly foliated and finely banded with common coarser lenses and grains of quartz and plagioclase.  These argillites are probably derived from volcanic detritus.  Light grey to grey-brown phyllites are strongly foliated, fine- to medium-grained and strongly altered to sericite, clay and Fe-oxides, particularly in mineralized zones.  Metamorphosed sandstones weather light grey and consist of fine- to medium-grained quartz in an argillically-altered matrix.

The El Tambor Formation is in fault contact with quartzose sandstones of the Santos Formation and a Melange Zone of San Diego Phyllites and El Tambor Formation.  The El Tambor Formation and Mélange Zone are also in fault contact with, and locally intruded by, locally termed, Santo Domingo and Tres Sabanas granite to quartz monzonite intrusions.  On the western half of the property, Tertiary to Quaternary basalt flows overlie San Diego and El Tambor phyllites.  Thick, localized Quaternary accumulations of unconsolidated pumiceous ignimbrite, ash and diamicton are common throughout the property.

The Tambor Joint Venture is located above and to the south of the Motagua Fault Zone, a crustal-scale, left-lateral strike-slip fault with several sub-parallel splays, including the Polochic, Jocotan and Chamelecon Faults.  The dominant structural grain on the property is a south-dipping schistosity, averaging 104 degrees/58 degrees S, prevalent in the El Tambor Formation metavolcanics and metasediments.  Strongly brecciated and intensely fractured mineralized zones on the property are strongly structurally controlled with two orientations noted.  Foliation sub-parallel and shallow north-northeast dipping faults have been noted in the Sastre, TBS, LTR, and Lupita West Zones.  Relative timing of these faults is generally not known, but an exposure in the Sastre Zone exhibits one of these shallow north-northeast dipping shears cutting a foliation-parallel shear.  The orientation of the flat-lying shears averages 326 degrees /16 degrees N.  Later episodes of faulting are also present and appear to truncate and/or displace mineralization.  These block faults strike 150 degrees 200 degrees and dip moderately.

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

The structural setting of the Marimba Project is highly complex, reflecting the long-lived and highly active nature of the tectonics in this part of the world.  The sub-parallel, regional-scale, NE-SW to nearly E-W trending, Camotan and Jocotan Faults are dominant structures in the area.  They are interpreted as steeply dipping transcurrent faults with predominantly strike-slip displacement however evidence also suggests a component of low angle thrusting, most notably in the Cerro T area.  Between these two major structures, cross structures are numerous with the orientation of these secondary structures being highly variable.  Prominent NW-SE structures form the eastern and western boundary faults for the Jocotan Graben, an apparent pull-apart feature with long-lived volcanic activity including the emplacement of the prominent rhyolite domes in the Goliath area.  The thick volcano-sedimentary sequence has been affected by at least one major folding event.  The fold axes are sub-parallel to the Jocotan Fault.  Brittle cracking of the lowermost portion of the massive limestone unit in this sequence may have been a significant feature in creating open spaces later used and filled by mineralizing fluids.

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

The dominant alteration is pervasive weak to strong silicification.  In general two styles of alteration occur; the first related to hydrothermal activity which has produced silicified zones and discrete quartz veins within all known mineralized zones, a second style consists of silica sinter which has formed relatively recently and occurs as cover over older lithologies and as cement to recent sedimentary deposits and in the area.  A second form of alteration consists of clay alteration.  Three distinct styles are recognized; the first associated with faulting and or shearing related to regional-scale structures, the second related to younger volcanic events, and the third associated with the currently active and older hydrothermal and hot springs systems.  Warm and/or tepid springs, evidenced by travertine (calcareous sinter) deposits, along the western edge of the Chiquimula Graven have weakly altered all older rock units.  Many the mineralization zones and alteration are also associated with red-brown limonitic staining probably related to the weathering of trace to minor amounts of iron oxide often introduced during alteration.

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

Deposit Types

Tambor Joint Venture/Marimba Joint Venture/

Holly Joint Venture/Eastern Guatemala Projects

The Radius Guatemalan Properties cover a series of precious metal showings related to rhyolite domes and associated mesothermal, epithermal and hot springs style mineralized systems.

Gold-bearing mineralized systems similar to those found within the Guatemalan Properties include systems commonly termed low-sulphidation, epithermal-style, gold-bearing systems.  Additionally the area has potential for structurally-controlled vein mineralization, and disseminated/replacement (Carlin) style gold mineralization.  Plutonic centres (“hot spots”) and appropriate structural/ lithological traps would promote these styles of mineralization.

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

In the adjacent portion of Honduras gold is currently being mined at the San Andres Mine (20 kilometres southeast).  Heap leach gold mining at Geomaque Explorations Ltd.’s Vueltas del Rio Mine (40 kilometres east) is exploiting a probable gold reserve of 2.1Mt grading 2.5 g/t Au, Walford, 2002.

Glamis Gold Ltd.’s San Martin Mine in Honduras occurs in a geological environment similar to the Marimba Project.  The mine entered commercial production in 2001 and produced 113,000 ounces in 2001.  Glamis reported production of 38,695 ounces in the third quarter of 2002.

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

Tambor Joint Venture

Current understanding of the gold mineralization on the Tambor Joint Venture identifies the known zones as classic examples of orogenic lode gold deposits.  Gold mineralization is associated with convergence of North American and Caribbean plates, major structures which evolved from transpressional to transcurrent movement.  Mineralization is post-peak metamorphism.  The gold zones are structurally controlled: discordant veins, quartz-crush zones, vein stockworks, shear zones.  The majority of the systems are Au-As systems, with arsenopyrite the most common sulphide.  Hydrothermal plumbing systems are laterally and vertically extensive, with a combined strike length of over 30 kilometres.

The Tambor Joint Venture hosts at least 10 gold-bearing mineral occurrences spread over a 14 by 6 kilometre area.  Geological and geochemical evidence indicates that this mineralization is of a low sulphidation epithermal style.  Mineralized zones include; Sastre, Lupita, Chorro, Valery, Escondida, LTR, TBS, Bridge, JNL, and La Laguna.

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

The Lupita Zone consists of hydrothermal quartz with disseminated pyrite and arsenopyrite in carbonaceous phyllites.  Amphibolite schist hanging wall rocks were conspicuously unmineralized.  The Chorro Zone appears to be a westward continuation of the Lupita Zone however, controls on mineralization are not well understood and the zone is structurally more complex.  As in the Lupita Zone, the hanging wall consists of chlorite schist, which is likely an altered amphibolite, with mineralization hosted in a siliceous argillite or phyllite along this contact.  This siliceous argillite is buff to grey-white and is commonly silicified and brecciated, largely sericite and clay altered.  In addition to white, probably metamorphic, quartz, the siliceous argillite is cut by dark grey quartz veinlets that contain arsenopyrite.  Mineralized material is strongly oxidized with abundant limonite, locally abundant hematite, and minor scorodite

The Bridge Zone consists of hot spring-related gold mineralization observed primarily in railroad embankments, trenches and outcrops along Rio Las Canas four kilometres west-southwest of the Sastre Zone.  Active hot springs located on the south bank of the river and just above the railroad tracks first drew Tombstone to examine the property.  These hot springs are actively depositing sulphur at the vent site.  The underlying geology is comprised of friable carbonaceous argillite overlain by Tertiary felsic tuff and Quaternary ash

The Valery Zone is located approximately 2.5 kilometres southwest of the Sastre Zone.   This area is underlain by variably altered and commonly brecciated and siliceous argillites, phyllites and sericite schists, chlorite schists and mafic metavolcanics.  Northwest-striking faults have placed these units in contact with Santo Domingo intrusions.  Locally, small dykes related to this intrusion are found in sericite schist.  Siliceous argillites are invariably argillically-altered, brecciated, silicified and commonly cross-cut by quartz stringers.  Pervasively silicified zones contain angular fragments of dark grey siliceous argillite and are cross-cut by vitreous to milky quartz stringers and contain up to 10% finely disseminated arsenopyrite.  Trenching has confirmed interpretations that the mineralization is contained in a flat-lying to gently dipping thrust zone between Tambor meta-volcanics in the hanging wall and Tambor phyllites in the footwall.

The TBS Zone (including Escondida and LTR) consist of auriferous mineralization exposed in a series of outcrops and trenches located approximately two kilometres southeast of the Sastre Zone.  These zones are hosted in variably-altered amphibolite schist, as at the Sastre Zone, in close proximity to Santo Domingo intrusions.  Limestone lenses are also present within the altered amphibolites.  The mineralized zones are characterized by strong orange-brown carbonate alteration, a high degree of fracturing and brecciation, sericite-clay alteration and lesser quartz veining.  Stockwork calcite/quartz veining marks more resistant zones and outcrops.  Drilling at TBS/LTR has intersected sub-horizontal mineralized zone with strong quartz-carbonate-sericite-limonite alteration in multiple intervals.  Altered zones contain erratic weak to moderate iron oxide psuedomorphs after pyrite-arsenopyrite.   Additional zones of weak carbonatization, quartz-calcite veining and weak to moderate sulphide mineralization are present in the footwall to the main altered zone.

The JNL Zone is located approximately 2.5 km northeast of San Pedro de Ayumpuc.  The area is underlain by El Tambor Formation phyllites and mica schists that have been intruded by Tres Sabanas granitic intrusions, related to the Santo Domingo intrusions.  Tertiary to Quaternary basalts locally form valley-fill deposits.  Mineralization is comprised of strongly argillically-altered phyllites with quartz veinlet stockworks.  Detailed mapping indicates that anomalous gold values are associated with iron oxide-rich low angle brittle fault structures, quartz crush zones, quartz-sulfide veining along axial planar cleavages to crenulation folds and in some cases, to quartz veining.

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

The La Gartija Zone is the farthest east of the identified mineralized Zones on the Tambor Joint Venture.  Mineralization is associated with 0.5 to 2m wide shear structures or breccia zones.  These structures are commonly oriented E-W but with variable dips.  Low-grade mineralization (0.5 to 1 g/t Au) is associated with narrow fracture zones or stockwork zones parallel to foliation.  The mineralization is projected to dip at a low to moderate angle to the north.

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

The Holly Ridge Zone is located in the central portion of the Holly Project, adjacent to the main highway.  This 700m by 300m gold bearing zone occurs in variably silicified volcano-sedimentary units on both flanks of a prominent east-west trending ridge. Mineralized structures in the area appear to be a series of en-echelon and/or discontinuous and sub-parallel silicified zones and quartz veins dominantly trending 10 to 30 degrees east of N-S and dipping steeply to the west.  A series of trenches have exposed gold-bearing quartz veins and silicified zones with mineralized intercepts including; Holly Ridge South; 25.4g/t Au & 176g/t Ag over 3.8m and 34.0g/t Au & 332g/t Ag over 3.0m, and Holly Ridge North; 5.5g/t Au & 47g/t Ag over 8.0m and 20.3g/t Au & 163g/t Ag over 1.3m.

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

The Karen Zone is located 200 metres north of Holly Ridge.  Mineralization consists of a series of highly variable gold-bearing quartz veins hosted by schist.  A series of samples collected in close proximity returned bonanza-grades ranging form 30 to 300 g/t Au over a width between 0.75 and 1.1 metres.  Very fine grey sulphides, believed to carry the high silver grades, are irregularly distributed throughout the veins.

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

Exploration

Exploration on the Radius Guatemalan Properties has consisted of stream sediment, soil, float and outcrop rock sampling, trenching, and diamond drilling.  Work has concentrated on areas of known mineralization.  Several zones within the Tambor Joint Venture are the most advanced.  It is believed that potential exists for the discovery of additional mineralized zones through a systematic program covering the under-explored portions of the Properties.

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

Significant anomalies were generated for gold in rock, soil, and stream sediment sampling as well as follow-up trenching and drilling.   Gold anomalies are variably associated with silver, arsenic, mercury, and antimony anomalies.   The geochemical response of gold in both soils and stream sediments appears good and may be used on both a property-wide and detailed survey stage.   Background levels for gold is less than 15 ppb Au and most of the mineralized areas commonly contain numerous samples in excess of 100 ppb Au and individual samples often exceed 500 ppb Au.

Tambor Joint Venture

The Tambor Joint Venture received progressively detailed work programs between 2000 and 2002. Exploration consisted of database establishment and development, reconnaissance sampling, soil sampling, anomaly evaluation and target identification, target evaluation, permitting, road construction, target definition, and in the most advanced areas drilling.  This work outlined a series of shear-hosted oxide gold zones along a 6 km strike length of the Tambor thrust fault.

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

Trench	Slope Width	True Width*	Au	Ag	As	Sb
	(metres)	(metres)	(g/t)	(ppm)	(ppm)	(ppm)

SA-1	25.2	9.9	5.25	0.7	9874	31
SA-2	22.7	5.65	4.29	0.6	5956	37
SN-2	7.9	5.2	6.34	0.8	8255	37
SN-3	12.8	9.9	8.58	0.1	9022	26
SN-6	18.5	13.7	3.04	0.2	7411	15
SN-1	37.2	22.6	12.1	0.6	6945	45
SN-4	29.4	23.1	2.06	0.1	7480	42
SN-5	19.2	15.2	13.8	<0.1	10000	33
SN-7	64.4	41.3	6.20	0.4	8415	26
SN-8	46.8	34.0	11.0	n/a	n/a	n/a
SN-9	14.5	11.4	4.72	n/a	n/a	n/a
SN-10	12.45	8.6	6.05	n/a	n/a	n/a

*  true width based on an average orientation of 296°/31°N

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

Trench	Slope Width	True Width*	Au	Ag	As	Sb
	(metres)	(metres)	(g/t)	(ppm)	(ppm)	(ppm)

LW-1	21.8	19.1	1.56	0.4	5789	19
LW-2	41.2	37.3	2.46	0.1	6312	22
LW-3	45.0	34.6	2.09	0.2	9053	11
LW-4	21.1	19.3	2.01	<0.1	8261	18
LW-5	14.6	10.6	1.83	<0.1	6926	23

*  estimated true width based upon an average apparent dip of 28°

The Lupita Zone extends into the Chorro area approximately 400 metres west.  Trenches and prospecting and rock sampling indicates that it could extend an additional 400 metres to the west.  Significant trench intersections include:

Trench	Slope Width	Vertical Width	Au	Ag	As	Sb
	(metres)	(metres)	(g/t)	(ppm)	(ppm)	(ppm)

CH-3	10.2	7.9	1.71	<0.1	8277	15
and	21.5	11.5	1.12	<0.1	1792	15
and	19.2	6.2	1.33	<0.1	5449	20
CH-4	7.2	3.3	5.47	0.4	8740	37

Bridge Zone

Bridge Zone work traced the mineralization over a 600 metre x 300-metre area before it disappears under ash cover.  Channel and trench samples within the mineralized unit at Bridge returned gold values in the 2 to 4 g/t range over significant widths including 3.59 g/t over 85 metres.  The zone is open to the southeast but rock sampling indicates that the zone weakens to the northwest, occurring as a broad zone greater than 200 metres in length of anomalous carbonaceous phyllite containing <1.0 g/t Au.  The tuff units overlying the hot spring sites are locally silicified and sulphidized with anomalous Au, Ag, As and Sb values.  Significant trench intersections include:

Trench	Width	True Width*	Au	Ag	As	Sb	Hg	Tl
	(metres)	(metres)	(g/t)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

B-1	12.0	n/a	1.47	4.3	210	133	1.0	0.5
B-2	31.5	n/a	1.69	1.3	230	269	<1.0	0.5
B-3	14.3	11.4	2.44	11.7	531	34	<1.0	1.6
Railroad cut	65.0	n/a	2.56	11.5	254	88	2.5	10.8
(south bank)
River bank o/c	100.0	n/a	3.43	14.9	351	42	2.2	4.8
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

Trench	Slope Width	True Width*	Au	Ag	As	Sb
	(metres)	(metres)	(g/t)	(ppm)	(ppm)	(ppm)

VA-1	45.0	n/a	1.54	0.5	13950	42
VA-2	25.0	n/a	1.20	0.4	5002	30
VA-3	16.0	n/a	2.03	<0.1	2535	16
VA-4	19.0	8.9	4.51	0.3	2322	26
And	19.0	8.7	2.29	0.1	6033	26
VA-5	3.8	2.5	1.32	<0.1	3858	16
and	13.6	6.5	2.10	<0.1	3264	17
VA-6	26.8	16.7	1.48	<0.1	8882	66

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

Trench	Slope Width	True Width*	Au	Ag	As	Sb
	(metres)	(metres)	(g/t)	(ppm)	(ppm)	(ppm)
TBS-1	26.0	11.8	1.73	0.8	3569	949
TBS road-cut	25.0	n/a	4.42	0.5	3960	2441
TBSW-2	45.0	27.9	1.93	n/a	n/a	n/a
TBSW-3	47.2	11.2	3.14	n/a	n/a	n/a
TBSW-4	29.8	26.3	2.44	n/a	n/a	n/a
ESC-1	13.0	5.7	1.43	0.3	2092	16
LTR-1	13.1	6.4	2.45	0.4	3383	15
LTR-2	23.5	12.0	2.42	0.4	3733	22

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

The Achiotes / Q78 Zone

Soil sampling has defined a series of east west trending soil anomalies in the central portion of the western half of the Joint Venture.  Highly anomalous portions of the anomalies were tested by hand trenching.  Trench results at Achiotes include ACHS-1 with 4.60m avg. 13.4 g/t Au (open to north) and  1.94m @ 9.4 g/t Au (Open to north and south)and 1.30m @ 1.2 g/t Au, ACHS-2 with 1.97m @ 1.301 g/t Au and 4.99m avg 4.024 g/t Au, and ACHS-3 with 10.35m avg. 2.172 g/t Au.  The latest trench ACHN-12 returned two mineralized intervals:  3.04m @ 2.945 g/t Au and 6.13m @ 2.913 g/t Au.  Sampling of a 30m extension (August, 2002) to the original trench ACHS-1 identified an additional mineralized zone grading 4.85m @ 7.595 g/t Au.  Trenching on the adjacent Q78 anomaly has returned 1.5m @ 1.23 g/t Au in an area where reconnaissance sampling returned a maximum value in rock samples of 13.2 g/t Au.

The Guapinol Zone

Soil sampling has outlined a gold in soil anomaly measuring 100 metres in length by 100 to 250 metres in width.  In general, the east-west trend of the Guapinol soil anomaly encompasses steep slopes covered by dense brush and wooded areas with heavy undergrowth.  Trenching returned 26.05m @ 5 g/t Au and 7.47m averaging 2.647 g/t Au.  Initial sampling in southern portion of the area confirmed presence of high grade gold mineralization ranging to 64.931 g/t in grab samples.  Reconnaissance along the trend of the vein system identified high-grade mineralization of 42.397 g/t approximately 400m to east of discovery area and 9.11 g/t approximately 200m west of discovery area.  Guapinol trench GP-1, completed in September 2002, returned 26.05m averaging 4.648 g/t Au (26.05m @ 5.936 g/t Au in check sampling).  Included within the 26 metre mineralized zone is a 10.42m interval averaging 8.739 g/t Au.  Through December 2002, a total of 21 trenches have been excavated and sampled in the Guapinol area.  Six of the trenches are located in the Guapinol North area and 15 are located in the Guapinol South area.  Most recent trenching at Guapinol continued to indicate strong gold mineralization with GP-7 averaging 7.61 g/t Au over 7.49m interval, GP-9 averaging 20.806 g/t Au over 8.81m, including 6.36m @ 28.344 g/t Au, GP-10 averaging 8.41 g/t Au over 4.60m and GP-13 averaging 34.28 g/t Au over 2.1m.  Potential strike length for Guapinol South vein zone approaching 2km with vein system remaining open both to west and to east.

The La Laguna Zone

The Laguna Zone is the farthest west anomaly identified to date on the Tambor Joint Venture.  The gold in soil anomaly consist of two parallel east-west trending anomalies (North and South) each approximately 600 metres long by 200 to 400 metres wide.  Reconnaissance sampling along the trend has returned up to 19.4 g/t Au.   Trenching returned 14m @ 2.91g/t Au, 35.2m @ 2.57g/t Au, 9.94m @ 2.74g/t Au, 44.0m @ 6.16g/t Au, and 28m @ 1.84g/t Au.  Laguna North roadcuts, confirming grades indicated by earlier trenching.  Mineralized intervals from the new roadcut include 23.57m averaging 1.848 g/t Au and 56.09m averaging 5.353 g/t Au.  Grades range up to 25.068 g/t Au with the higher grades commonly being associated with quartz veins

Exploration has advanced a number of prospective areas within the belt to the drill ready stage. Several of the mineralized zones have been drill tested and results are discussed under drilling.

Marimba Joint Venture

To date a total of 380 rock, 1837 soil, and 94 silt samples have been collected and analysed from within the Marimba Joint Venture.  The 1837 soil samples were collected over a grid 4.5 kilometres in length by one to two kilometres in width located in the central portion of the Marimba Project.  Gold-in-soil anomalies were generated in two areas associated with gold in bedrock; Cerro T and Lantiquin.  Additionally a large silver anomaly was outlined over an area three kilometres long by one kilometre wide along the southern limit of the soil grid.

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

Holly Joint Venture/Eastern Guatemala Projects

Exploration within the Eastern Guatemalan Projects is most advanced on the Holly Project and has consisted of stream sediment, soil, and both outcrop and float rock sampling.  Work has also included trenching on areas of known mineralization as well as continuous chip sampling along accessible roadcuts.  Gridded soil lines have been completed over the mineralized zones.  Existing data is largely from the central portion of the Project and potential exists for the discovery of additional mineralized zones through a systematic program covering the entire Project.  To date exploration includes a total of 849 rock, 1114 soil, and 65 silt samples collected and analysed from within the Holly Project.  Significant anomalies were generated for gold in rock, soil, and stream sediment sampling.  Gold anomalies are variably associated with some or all of silver, arsenic, lead, antimony, and tungsten in selected areas.

The Trench Ridge, Holly Ridge, Trail, and Karen Zones have very significant amounts of silver associated with the higher gold values.  Silver ranges as high as 3844g/t Ag at Karen and 1423g/t Ag at Holly ridge.  The Trail Zone has a distinct geochemical signature from all other zones with elevated nickel, vanadium, zinc, manganese, iron, and copper.  The Construction Road Zone is anomalously low in silver compared to the other zones.  For all of the individual Zones the highest grades of gold have additional elements associated including tungsten as well as minor arsenic lead and antimony.  The Holly-Trench Ridge Corridor is the most advanced exploration target.  Numerous rock samples have been collected from outcrops, float and rubble.  A significant number of samples returned “bonanza-grade” values for gold with very significant grades of associated silver. An example includes trench HOL-R12 where a one metre chip (Holly Ridge) returned 67.8g/t Au and 1937g/t Ag with weakly anomalous levels of lead at 35ppm and 61ppm tungsten.  Trench HOL-R02, a 2.0m chip of quartz vein on Trench Ridge, assayed 17.8g/t Au and 788g/t Ag with anomalous levels of arsenic at 21ppm, 42ppm lead and 22ppm tungsten.  In addition to float and outcrop rock sampling exploration has included gridded soil coverage.  Gold values define a series of parallel zones along the prominent N-S structural trends.  The Holly Project was tested by eight diamond drill holes in 2002 discussed under drilling.

The Banderas Gold Project is located 10km SE of the Holly Project and is presently undergoing geological mapping, prospecting, and soil and rock sampling.  Gold mineralization is hosted by andesitic flows and tuffs within a rhyolite dome field.  Epithermal quartz-veins and pyritic, quartz-breccia bodies occur in two parallel N-S trending zones, Zapote to the west and Cerro Golera to the east.  The zones are 1.5km apart and can be traced along strike for 2km and 3km respectively.  Rock chip sampling within the altered units has returned gold grades up to 2.5 g/t and a 2.5 km-long soil line has generated anomalous values for the entire length.  The strongest zone discovered to date hosts mineralization grading up to 14.59g/t Au and 330 g/t Ag.  This occurs as outcrop and float in a 600m by 400m NW-elongate area on the northern part of the Cerro Golera trend.  Trenching and systematic channel sampling is planned for this area.  Soil sampling over the Zapote and Cerro Golera Zones returned gold and arsenic anomalies outlining the known mineralization and new areas that are presently being investigated.  The grid is being expanded to cover the area between the trends and to the east and west to close off the open anomalies.

Drilling

Tambor Joint Venture

Starting in 2001 the Company completed a detailed surface exploration program on the Tambor Gold Project (now part of the Tambor Joint Venture).  A total of 30 reverse circulation and diamond drill holes were completed on three zones:  Sastre Zone, Bridge Zone, and Lupita Zone.

The first drill holes on the Tambor Joint Venture ground were completed on the Lupita Zone.  The Lupita Zone holes cut mineralized intervals in several holes including LWRC#1 – 25.9m @ 2.09g/t Au, LWRC#2 – 61.0m @ 1.28g/t Au, LWRC#3– 69.8m @ 1.00g/t Au, LWRC#4 – 135.6m @ 1.22g/t Au, LWRC#6 – 18.3m @ 1.39g/t Au, and LWRC#7 – 149.3m @ 0.77g/t Au.

Interval

Thickness

Grade

Hole

From (m)

To (m)

(m)

(Au g/t)

LWRC-1

35.1

108.2

73.1

Phyllite Unit

 (including)

35.1

61.0

25.9

2.09

LWRC-2

38.1

144.2 eoh

106.1

Phyllite Unit

38.1

99.1

61.0

1.28

 (including)

38.1

67.1

29.0

1.91

LWRC-3

35.1

156.7 eoh

121.6

Phyllite Unit

86.9

156.7

69.8

1.00

 (including)

96.0

112.8

16.8

1.97

140.2

156.7 eoh

16.5

1.42

LWRC-4

32.0

167.6 eoh

135.6

Phyllite Unit

32.0

167.6 eoh

135.6

1.22

The first phase of drilling also tested the Sastre Zone with eight holes totalling 565 metres.   Significant results at the Sastre Zone include 3.1m @ 1.3g/t Au, 6.1m @ 1.49g/t Au, and 10.6m @ 0.99g/t Au.

Interval

Thickness

Grade

Hole

From (m)

To (m)

(m)

(Au g/t)

1

21.3

27.4

6.1

 no significant values

2

33.5

36.6

3.1

1.30

3

18.3

24.4

6.1

1.49

4

9.1

12.2

3.1

0.45

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

Five drill holes totalling 498.35m were completed at Laguna N in early 2002 and an additional five drill holes totalling 555m were completed at Laguna S in 2002  A 2nd phase drilling successfully extended the zone of known gold mineralization at Laguna North to the west and down-dip from previous intercepts in drill holes BVRC-02-001 and BVRC-02-002.  Drill hole BVRC-02-015 encountered strong mineralization averaging 12.158 g/t Au over an 18.29m interval within a 45m thick zone of +100 ppb mineralization.  Similar to drill hole BVRC-02-002, the zone of gold mineralization was associated with sheared quartz veins and silicified and brecciated greenstones in the hanging wall of the Footwall fault zone.  Drill hole BVRC-02-017 extended the zone of gold mineralization a further 50m to the west with two +1 g/t mineralized intercepts exceeding a combined 16m within a 53m thick zone exceeding 100 ppb Au.  Consistent with projections, drill hole BVRC-02-017 was also successful in extending the mineralization to the west of the Hanging Wall Fault which appears to have displaced the mineralized zone approximately 55 to 60m downward on the west side of the fault.  With drill holes BVRC-02-002, -015 and –017, the mineralized zone has now been confirmed over a down-dip distance exceeding 200m.

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

Trenching at Cerro T exposed a gold-bearing, silicified breccia, at the contact between a thick-bedded limestone unit and a shale stone, that is thought to be fault controlled.  The latest drilling confirmed the existence of the breccia at the contact between the two units and demonstrates that it has continuity along strike and down dip.

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

The drilling has confirmed the continuity of the gold-bearing breccias at Cerro T over an approximate strike length of 700m.  Drill hole intercepts within the gold-mineralized breccia range from 2.6 g/t Au over 8.3m at the eastern end of the current drilling to 1.3 g/t Au over 22.9m on the western end.  Summary results are tabulated below

At Cerro T, six holes (MDD 006 to 010 and MDD 015) were drilled over an area of 200m by 200m to test the grade and thickness of the gold-bearing discovery breccia previously exposed by trenching.  Holes MDD 006 to MDD 009 returned remarkably consistent gold grades, and the weighted average of the four intersections is 1.18 g/t Au over 20.3 metres.

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

The silicified breccia trends roughly 060º, dips moderately to the north, and is hosted by massive limestones close to the contact with underlying limey shales.  The breccia shows evidence of both structurally controlled and bedding replacement styles of epithermal mineralization.

Lantiquin

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

The mineralization at Lantiquin consists of quartz-carbonate stockworks and steeply north dipping, 060º trending silicified structures exposed in road cuts, within a broad area of anomalous (300ppb Au) limey shale and greenstone wall rocks.  These structures appear to be the western extension of the same fault system that passes through the Cerro T area.

Marimba Drill Hole Results. Average Gold Grade and Intercept Distance (0.30 g/t Au cut-off)

Hole Number	From (m)	To (m)	Interval (m)	Au (g/t)

MDD-001	64.0	76.0	12.0	1.17
EOH 135.1m

MDD-002	57.9	68.6	10.7	0.84
EOH 108.2m

MDD-003	EOH 73.2 m No significant intercepts

MDD-004	77.7	79.3	1.6	2.66
EOH 97.6m

MDD-005	109.7	128.0	18.3	0.78
EOH 156.4m

MDD-006	1.5	24.4	22.9	1.30
EOH 65.5m

MDD-007	0.0	12.0	12.0	1.79
EOH 44.5m

MDD-008	0.0	21.7	21.7	0.97
EOH 50.3m

MDD-009	0.0	30.5	30.5	1.01
EOH 51.5m

MDD-010	30.5	36.6	6.1	0.69
EOH 70.1m

MDD-011	EOH 108.2m No significant intercepts

MDD-012	EOH 108.2m No significant intercepts

MDD-013	36.6	44.9	8.3	2.62
EOH 64.0m

MDD-014	EOH 176.8m No significant intercepts

MDD-015	42.8	53.8	11.0	0.77
EOH 57.6m

MDD-016	21.3	29.0	7.7	0.50
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

To date, drilling has tested only 700m of a >2 km long gold-in-soil anomaly.  Further drilling will also take place at Lantiquin, 1.5 km west of Cerro T, to test the strike and dip extent of gold mineralization in a broad quartz/carbonate stockwork zone intersected during drilling conducted so far.

Holly Joint Venture

The Company completed seven holes totalling 977.8 metres in 2002.  Highlights of the first phase of drilling include:

All holes were surveyed and gold and silver analysis was done by Fire Assay/AAS (FA/gravimetric for results greater than 1g/t Au and 200ppm Ag) by Rocky Mountain Geochemical, Reno, Nevada.

Recent prospecting and trenching conducted by Pillar Resources Inc. at the Banderas vein system have extended the known strike length of epithermal vein mineralization by 600 m.  A low angle vein (dipping 40º west), averaging 2-6 m in thickness, was located and trenched at the north-east end of the Banderas soil anomaly. Similar banded, high-grade, Au/Ag quartz veins occur in float and outcrop elsewhere on the property and trenching will be conducted in these areas.

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

Trench Number	Channel Width (m)	Au g/t	Ag g/t	Au Eq. g/t*
Main Vein Trend
T002	4.4	12.5	41.2	13.1
T003	3.5	1.6	1074.8	16.9

T005	2.1	6.2	8.3	6.3
T006	Post Mineral Cover rocks
T007	Results pending
T008	6.7	4.3	72.0	5.3
T009	2.7	4.3	pending	n/a
T010	Post Mineral Cover rocks
T011	Results pending
Secondary Vein Trend
T001	0.6	5.8	120.9	7.5
	4.0	2.7	43.0	3.3
	1.1	3.0	430.5	7.3
T004	No significant results

*Calculated using a price ratio of 70:1 (Ag:Au)

Eastern Guatemala Projects

The Eastern Guatemalan Projects are exploration projects and no drilling has been completed to date.

Sampling Method and Approach

Tambor Joint Venture/Marimba Joint Venture/

Holly Joint Venture/Eastern Guatemala Projects

All samples collected to date and referenced in this report have been collected under the supervision of qualified persons.  Sampling has been carried out using industry standard practices.

Location for each sample in the database is controlled by UTM co-ordinates compiled from a combination of notes, locations plotted on government 1:50,000 topographic maps as well as data from hand-held GPS units commonly carried by sampling personnel.

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

Tambor Joint Venture/Marimba Joint Venture/

Holly Joint Venture/Eastern Guatemala Projects

Preparation and analyses for all silt, soil, and rock samples has been completed by independent commercial laboratories using industry standard fire assay and/or wet geochemical procedures.  Sample shipments included standards and duplicates as part of on-going quality control programs.

Samples have been analysed for gold with most samples also analysed for various elements by Induced Coupled Plasma (“ICP”).

Samples have been collected by Pillar personnel.  Samples are collected into shipments at Pillar’s secure facility in Chiquimula and driven by Pillar personnel to the facilities of Rocky Mountain Geochemical / BSi Inspectorate Laboratories (“BSi”) in Guatemala City, Guatemala.  BSi is a subsidiary of Inspectorate America Corporation, which is ISO 9002-certified.

Samples are prepared by BSi’s staff at their preparation facility in Guatemala City and pulps are flown to Reno, Nevada for all analytical work.  Pulps and rejects are returned to Pillar and stored at their Chiquimula facility.

Stream sediment samples were shipped to BSi’s preparation lab in Guatemala City where a 300 gram split was pulverized to -200# and shipped to their Reno, Nevada facility.  In Reno this sub-sample was assayed for Au by a 30g fire assay with atomic absorption finish (30g FA/AA) and for 30 additional elements by aqua regia ICP analysis.

Soil samples were shipped to BSi’s preparation lab in Guatemala City where they were sieved to –80 mesh and 300g split was pulverized to –200 mesh, and shipped to their Reno facility.  In Reno this sub-sample was assayed for Au by a 30g FA/AA and for 30 additional elements by aqua regia ICP analysis.

Rock samples were delivered to BSi’s preparation lab in Guatemala City where they were crushed to –10 mesh and a 300g sub-sample was pulverized to –200 mesh and shipped to their Reno facility.  In Reno this sub-sample was assayed for Au by a 30g FA/AA and for 30 additional elements by aqua regia ICP analysis.  All rock samples returning >1.0 g/t Au were subsequently re-assayed by 30g fire assay (FA) with gravimetric finish.

Mineral Processing and Metallurgical Testing

Tambor Joint Venture/Marimba Joint Venture/

Holly Joint Venture/Eastern Guatemala Projects

The Radius Guatemalan Properties are exploration-stage projects and no significant metallurgical studies have been completed to date.  One preliminary sample from the Guaypinol area of the Tambor Joint Venture returned low recoveries for the cyanidization of arsenopyrite rich material.

Preliminary metallurgical test work done on the Marimba Project indicates that the mineralized silicified breccia horizon at Cerro T will be readily amenable to conventional heap leach extraction.

Mineral Resource and Mineral Reserve Estimates

Tambor Joint Venture/Marimba Joint Venture/

Holly Joint Venture/Eastern Guatemala Projects

No Resource or Reserve has been defined within the Radius Guatemalan Properties.  All the known zones are open, however, drilling, metallurgical data, and engineering studies will be required before any economic mineralization can be defined.

2.

MINERAL LAW IN GUATEMALA

Minerals in Guatemala are the property of the State of Guatemala.  The Ministry of Energy and Mines (the “Ministry”) is the body the state has commissioned to coordinate the policies, plans and programs of the government for the mining sector.  The State governs the exploration and exploitation of minerals by the Law Decree number 48-97 commonly known as The Mining Law.

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

Export Credential For Exporters.

For the titleholders of an exploitation license granted according to Decree 48-97, with base in resolution of mining right granting, the Directorate will issue an export credential for the same term of license granted.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in note 15 to the financial statements included in this Annual Report.

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

The Company closed two non-brokered private placements in June and July 2001, respectively, and raised $4,055,187 through the issuance of 3,904,762 units at a price of $1.05 per unit.  Each unit consists of one common share and one share purchase warrant exercisable at $1.25 for two years from the date of issue.

The Company closed a non-brokered private placement in December 2002 and raised $958,960 through the issuance of 4,794,800 units at a price of $0.20 per unit.  Each unit consists of one common share and one share purchase warrant exercisable at $0.25 for two years from the date of issue.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common shares and the exercise of common stock options and common share purchase warrants.  The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

See Item 4, Description of Properties, for details of the Company’s capital commitments pertaining to its properties located in Guatemala.

The Company’s cash and cash equivalents at December 31, 2002 was $1,858,623, at December 31, 2001 was $2,620,116, and at December 31, 2000 was $546,580.

The balance of the Company’s cash needs through Fiscal 2003 is expected to come from the exercise of stock options and share purchase warrants and future equity financings.  These details are more fully discussed above.

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

The Company’s long-term liquidity will be dependent upon its ability to raise funds to meet its obligations under its property agreements.  While the Company has met the required exploration expenditures to date, it has no source of operating cash flow to fund future exploration.  The Company plans to meet anticipated financing needs in connection with its obligation under the option agreement through underwritings and private placements and the exercise of share purchase warrants.

Potential financing arrangements are subject to material risks. While the Company may raise funds through further equity offerings or an assignment of all or a portion of its property interests, there is no assurance that such funds will be available.  Further, equity financings also pose material risks to investors as such financings may result in substantial dilution to purchasers.

Results of Operations

The Company is in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit.  The Company is presently exploring its properties for sufficient reserves to justify production.  The Company has not yet identified reserves on any of its properties, nor are any of its properties yet in production.  Consequently, the properties do not produce any revenue.  As a result there is little variation expected in future operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

Management periodically reviews the exploration results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of the likelihood of identifying a mineral deposit, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

As a mineral exploration company, the Company does not engage in research and development activities.

Fiscal Years Ended December 31, 2002 and 2001

During Fiscal 2002, the Company was active in the area of exploration for minerals.  The activities of the Company decreased during the year as a large amount of exploration work was done on the Company’s properties by its joint venture partners.

The Company’s expenses totaled $614,290 during Fiscal 2002 compared to $1,128,601 during Fiscal 2001, a decrease of 54%.  The reduction in expenses was in almost all categories due to the decreased exploration activities of the Company.

Other income (expenses) for Fiscal 2002 consisted of other expenses of $28,336, compared to other income of $22,861 during Fiscal 2001.  Other income in Fiscal 2001 primarily consisted of interest income on cash and other liquid deposits, while other expense in Fiscal 2002 primarily consisted of write offs of mineral properties and deferred exploration costs.

During Fiscal 2002, the Company wrote off $114,895 in mineral properties and deferred exploration costs, compared to $55,365 in Fiscal 2001.

The Company derives interest income on its bank deposits which vary in amount based on the Company’s ability to raise funds.  The Company realized $32,689 in interest income during Fiscal 2002, compared to $57,445 in Fiscal 2001.

The net loss for Fiscal 2002 was ($642,626) ($0.04 per share) compared to a net loss of ($1,105,740) ($0.07 per share) for Fiscal 2001.  The increase in the loss figures was a result of the increased activity described above.

Fiscal Years Ended December 31, 2001 and 2000

The Company’s expenses totaled $1,128,601 during Fiscal 2001 compared to $396,670 during Fiscal 2000, an increase of 284%.  The increase in expenses was in almost all categories due to the increased exploration activities and shareholder communication efforts of the Company.

Other income (expenses) for Fiscal 2001 consisted of other income of $22,861, compared to other expenses of $819,440 during Fiscal 2000.  Other expenses in Fiscal 2000 primarily consisted of write offs of mineral properties, deferred exploration costs, while other income in Fiscal 2001 primarily consisted of interest income on cash and other liquid deposits.

During Fiscal 2001, the Company wrote off $55,365 in mineral properties and deferred exploration costs, compared to $705,146 in Fiscal 2000.

The Company realized $57,445 in interest income during Fiscal 2001, compared to $25,641 in Fiscal 2000.

The net loss for Fiscal 2001 was ($1,105,740) ($0.07 per share) compared to a net loss of ($1,216,110 ($0.15 per share) for Fiscal 2000.  While the net losses were similar in each year, the loss for Fiscal 2001 consisted mainly of expenses, while the loss for Fiscal 2000 consisted mainly of written off exploration costs.

Differences between Canadian GAAP and U.S. GAAP

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, mineral property expenditures are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Primarily due to the requirement under U.S. GAAP to expense mineral exploration costs as incurred, the Company’s net loss under U.S. GAAP for Fiscal 2002, 2001 and 2000 exceeds its net loss under Canadian GAAP for the comparable periods.

Under U.S. GAAP, the net loss was ($2,384,167) ($0.14 per share) for Fiscal 2002, ($4,419,112) ($0.31 per share) for Fiscal 2001, and ($3,204,906) ($0.42 per share) for Fiscal 2000.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Table No. 4 lists as of May 31, 2003, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

Table No. 4

Directors

Date First

Name

Elected

Harmen J. Keyser

September, 1997

Simon T. Ridgway

September, 1997

Robert S. Wasylyshyn

April, 1999

Mario Szotlender

December, 1999

David P. Farrell

June, 2001

Craig S. Bow

July, 2001

Nicholas Glass

January, 2003

The members of the Audit Committee of the Board of Directors are Simon Ridgway, Mario Szotlender and David Farrell.  The Audit Committee is required to review, with the Company’s auditor, the draft annual financial statements of the Company, to determine whether or not the Committee will recommend to the Board of Director approval of such financial statements.  The Company does not have a compensation committee.

Table No. 5 lists as of May 31, 2003, the names of the Executive Officers of the Company.  The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.

Table No. 5

Executive Officers

Name

Title

Date First Appointed

Simon T. Ridgway

President

April, 1999

Tim Osler

Secretary

May, 1998

Simon T. Ridgway spends 80% of his time on the affairs of the Company.  Tim Osler spends 70% of his time on the affairs of the Company.  To the best knowledge of the Company, none of the directors or officers serves on boards of, or occupy positions in, other companies that cause conflicts of interest or impede the fulfillment of their duties with the Company, other than the board of Pillar, where a conflict may arise with respect to the property option agreements between the Company and Pillar.  Where any such conflict of interest arises at a meeting of the Board of Directors of the Company, any interested directors abstain from voting on the matter.

Tim Osler received his B.Sc. degree from the University of British Columbia in 1976.  Mr. Osler is also an Officer of Pillar Resources Inc. and a Director of Mena Resources Inc. and Focus Ventures Ltd.

Harmen Keyser is a Fellow, Geological Association of Canada, is Registered with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (P. Geo.) and received his B.Sc. from Saint Mary’s University in 1981.  Mr. Keyser is also a Director and Officer of Pillar Resources Inc.

Robert Wasylyshyn holds a Bachelor of Science Degree from the University of Alberta and holds the designation of “P.Geo.” (Professional Geologist) in the Province of British Columbia.  Mr. Wasylyshyn was Vice-President, Exploration of Mar-West Resources Ltd. from November 1996 to October 1998.  Prior to that, he has been a geological consultant for numerous junior exploration companies.

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

There are no family relationships between any two or more Directors or Executive Officers.  There are no arrangements pursuant to which any Director or Executive Officer was selected as a Director or Executive Officer.

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

(2)

Robert Wasylsyhyn resigned as Vice-President, Exploration on November 29, 2002.

The Company has no formal plan or standard arrangements for compensating its Directors for their service in their capacity as Directors other than the granting of stock options.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director; however, no such payment was made during Fiscal 2002.  All business and travel expenses must be pre-approved.  The President of the Company determines whether expense requests are reasonable.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Executive Officers or Directors.

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

Except for the stock option program discussed in Item 10, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Executive Officers or Directors.

It is anticipated that salaries and executive options compensation will be increased to more closely reflect industry standards if the Company is successful at establishing economic mineral reserves on one or more of its properties which results in operating revenues or a significant level of financing being required.

Staffing

As of December 31, 2002, the Company had two full time and four part-time employees in Canada and 11 full time and 15 part time employees in Guatemala, in addition to its seven directors (of which one is an officer of the Company).  None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

Table No. 7 lists, as of May 31, 2003, Directors and Executive Officers who beneficially own the Registrant’s voting securities and the amount of the Registrant’s voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Officers

Title

Amount and Nature

Percent

of

Beneficial

of

Class

Name of Beneficial Owner

Ownership

Class *

Common

Simon T. Ridgway (1)

3,588,200

13.1%

Common

Robert S. Wasylyshyn (2)

549,000

2.1%

Common

Harmen J. Keyser (3)

238,000

0.9%

Common

Tim Osler (4)

660,350

2.5%

Common

Mario Szotlender (5)

2,060,500

7.8%

Common

David P. Farrell (6)

80,000

0.3%

Common

Craig S. Bow (7)

100,000

0.4%

Common

Nicholas Glass (8)

100,000

0.4%

Total Directors/Officers

7,376,050

25.4%

* Based on 25,701,730 shares of common stock outstanding as of May 31, 2003; including “Performance Escrow Shares”, the resale of which is regulated by the TSX Venture Exchange; and currently exercisable stock options and share purchase warrants owned by each beneficial holder.

(1)

320,000 of these shares represent currently exercisable stock options; 1,434,800 of these shares represent currently exercisable share purchase warrants; and 350,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  1,093,400 of the free trading shares and 1,084,800 of the warrants are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

40,000 of these shares represent currently exercisable stock options; 50,000 of these shares represent currently exercisable share purchase warrants; and 275,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(3)

40,000 of these shares represent currently exercisable stock options; 50,000 of these shares represent currently exercisable share purchase warrants; and, 50,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(4)

55,000 of these shares represent currently exercisable stock options; 295,000 of these shares represent currently exercisable share purchase warrants; and 25,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(1)

300,000 of these shares represent currently exercisable stock options; 435,000 of these shares represent currently exercisable share purchase warrants; and 50,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(2)

These 80,000 shares represent currently exercisable stock options.

(3)

These 100,000 shares represent currently exercisable stock options.

(4)

These 100,000 shares represent currently exercisable stock options.

A summary of the stock options held by each Executive Officer and Director (including both exercisable and non-exercisable stock options) is included in Item 10.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government.  As of May 13, 2003, there were 25,088,230 shares of the Company outstanding, of which 8,738,006 were held by 60 holders of record in the United States.

Table No. 8 lists, as of May 31, 2003, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title

Amount and Nature

Percentage

Of

Name and Address

of Beneficial

of

Class

of Owner

Ownership*

Class *

Common

Simon Ridgway, Vancouver, BC (1)

3,588,200

13.1%

Common

Gold Fields Limited (2)

3,809,524

13.8%

*  Based on 25,701,730 shares of common stock outstanding as of May 31, 2003; including “Performance Escrow Shares”, the resale of which is regulated by the TSX Venture Exchange; and currently exercisable stock options and share purchase warrants owned by each beneficial holder.

(1)

320,000 of these shares represent stock options; 1,434,800 of these shares represent share purchase warrants; and 350,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 14, 1998.  1,093,400 of the free trading shares and 1,084,800 of the warrants are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

1,904,762 of these shares represent share purchase warrants.  All of these shares are held by Gold Fields Exploration B.V. an indirect, wholly owned subsidiary of Gold Fields Limited.

Interest of Management in Certain Transactions

The Company has entered into an agreement with Mill Street Services Ltd. (“Mill Street”) for the management and consulting services of Simon Ridgway, the President of the Company, at a rate of $8,000 per month.  Mill Street is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

During Fiscal 2002, ended December 31, 2002, the Company paid management fees of $30,000 to Mill Street (Simon Ridgway, the President of the Company); and fees for geological consulting services of $66,000 to Mill Street and $61,875 to Robert Wasylyshyn (Vice President, Exploration and a Director of the Company).  The Company also paid an additional $20,000 to Robert Wasylyshyn and $17,323 to Tim Osler (the Secretary and a Director of the Company) for administrative services.

As further described in Item 4, the Company has entered into arrangements with Pillar Resources Inc. with respect to the Marimba Project and the Holly Project.  Simon Ridgway and Tim Osler, the Company’s President and Secretary, are also the President and Secretary of Pillar Resources Inc.  In addition, Harmen Keyser and Mario Szotlender, directors of the Company, are directors of Pillar Resources Inc.

As further described in Item 4, the Company has entered into arrangements with Orogen Holdings (BVI) Limited and Gold Fields Exploration B.V. with respect to certain properties in Guatemala.  Craig Bow, a director of the Company, is the Area Manager, North America for Gold Fields Exploration Inc., the parent company of which, Gold Fields Limited, beneficially owned approximately 13.8% of the Company’s outstanding common stock, based on 25,701,730 shares of common stock outstanding as of May 31, 2003 and currently exercisable share purchase warrants.

ITEM 8.  FINANCIAL INFORMATION

Financial Statements

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  The Auditors’ Report of DAVIDSON AND COMPANY, independent Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Dividend Policy

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

Except as otherwise described in this Annual Report, no significant changes occurred after the date of the annual financial statements included herein and prior to July 15, 2003.

ITEM 9.  THE OFFER AND LISTING

The Company has 100,000,000 common shares authorized.  These shares have no par value.  As of December 31, 2002, the end of the Company’s most recent fiscal year, there were 22,705,896 common shares outstanding.  As of May 31, 2003, there were 25,701,730 common shares outstanding.

Trading Market

The Company’s common shares trade on the TSX Venture Exchange (“TSX”) in Canada, having the trading symbol “RDU” and CUSIP #749957 10 6.

Table No. 9 lists the high and low sales prices for the Company’s common shares on TSX for each of the last six months, for each quarter over the past two fiscal years, and for each year over the past five fiscal years.

Table No. 9

Vancouver Stock Exchange / TSX Venture Exchange Stock Trading Activity

Period Ended	High	Low
June 2003	$1.50	$1.20
May 2003	$1.34	$0.96
April 2003	$1.23	$0.84
March 2003	$1.37	$1.03
February 2003	$1.65	$0.91
January 2003	$1.08	$0.63

Quarter ended Dec. 31, 2002	$0.64	$0.22
Quarter ended Sept. 30, 2002	$0.59	$0.33
Quarter ended June 30, 2002	$0.65	$0.36
Quarter ended March 31, 2002	$0.48	$0.30

Quarter ended Dec. 31, 2001	$0.40	$0.20
Quarter ended Oct. 31, 2001	$1.19	$0.22
Quarter ended June 30, 2001	$1.23	$0.84
Quarter ended March 31, 2001	$1.29	$0.60

Year ended Dec. 31, 2002	$1.65	$0.63
Year ended Dec. 31, 2001	$1.29	$0.20
Year ended Dec. 31, 2000	$1.00	$0.48
Year ended Dec. 31, 1999	$0.75	$0.33
October 7 to December 31, 1998 *	$	$

*The Company commenced trading on TSX on October 7, 1998.

Price Fluctuations, Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies.  In particular, the Company’s shares fluctuated from a low of $0.48 to a high of $1.00 during Fiscal 2000, from a low of $0.20 to a high of $1.29 during Fiscal 2001, and from a low of $0.63 to a high of $1.65 during Fiscal 2002.  Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration.  There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

The Company’s common shares are issued in registered form and the following information is from the Company’s registrar and transfer agent, Pacific Corporate Trust Company, located in Vancouver, British Columbia, Canada.

The Company has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 800 shareholders of its common stock.

The Company is unaware of any active market in the United States for its common shares.  The Company’s common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR’s) or similar certificates.

To date, the Company’s common stock has not traded within the United States on a U.S. exchange or over-the-counter system.  Any shares which may have been previously purchased by U.S. residents would probably have been purchased through the facilities of the TSX Venture Exchange.

TSX Venture Exchange

The TSX Venture Exchange (“TSX”) (formerly called the Canadian Venture Exchange) is a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999.

The initial roster of the TSX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange.  The TSX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX Group, consisting of the Toronto Stock Exchange (“TSE”), TSX and TSX Markets, is headquartered in Toronto and has regional service centres in Calgary, Toronto, Vancouver and Winnipeg.  The TSX is a self-regulating organization owned and operated by 60 member firms.  It is governed by representatives of member firms and the public.

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

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”).  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the TSX Markets, and the Investment Dealers Association of Canada.

Market Regulation Services Inc. (“RS”) is jointly owned by TSX Group and the Investment Dealers Association of Canada.  RS’s mandate is to foster investor confidence in the Canadian securities market and to safeguard investor protection through the administration, interpretation and enforcement of a common set of trading rules consistently in all markets in Canada.  RS is recognized as a self-regulatory organization in the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec and is authorized to carry on the business of a regulation services provider.  As a regulation services provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS for the provision of such services. It is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

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

g.

delisting companies that have contravened exchange by-laws, rules or policies.

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

Table No. 10

Stock Options Outstanding

Number of

Exercise

Expiration

Name

Title

Common Shares

Price

Date

Simon T. Ridgway

Director, President

320,000

$0.68

01/07/08

Robert Wasylyshyn

Director

40,000

$1.00

07/10/06

Harmen Keyser

Director

40,000

$0.99

01/27/08

Tim Osler

Secretary

15,000

$0.65

10/31/04

10,000

$0.60

11/15/05

30,000

$0.68

01/07/08

Mario Szotlender

Director

40,000

$0.65

12/12/04

140,000

$1.00

07/10/06

120,000

$0.68

01/07/08

David Farrell

Director

80,000

$0.94

01/27/08

Craig Bow

Director

100,000

$0.90

01/15/08

Nicholas Glass

Director

100,000

$0.90

01/15/08

Employees/Consultants

172,000

$0.65

10/31/04

144,000

$0.60

11/15/05

54,000

$0.68

01/11/06

125,000

$0.85

01/24/06

40,000

$1.00

07/10/06

470,000

$0.68

01/07/08

150,000

$0.99

01/27/08

10,000

$1.01

02/06/08

    75,000

$0.95

04/02/08

Total Officers/Directors/Employees

2,275,000

Memorandum and Articles of Association

The Company’s Articles do not contain any restrictions on the type of business in which the Company may engage.

On page 9 of the Company’s Articles, it states that, “A director will disclose his interest in and not vote in respect of any proposed contract or transaction with the Company in which he is in any way directly or indirectly interested, but such director will be counted in the quorum at the meeting of the directors at which the proposed contract or transaction is approved.”

Directors’ power to vote compensation to themselves is addressed in Part 9 – Directors, Section 9.8 of the Company’s Articles. Section 9.8 states that, “The remuneration of the directors as such may from time to time be determined by the directors.”  Management believes that, in the absence of an independent quorum, a director cannot vote compensation to himself or herself.

The borrowing powers of the directors are addressed in Part 10 - Powers and Duties of Directors.  Section 10.2 states that, “The directors may from time to time:

(a)

borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(c)

mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking and the whole or any part of the property and assets (both present and future) of the Company.”

There are no age limit requirements pertaining to the retirement or non-retirement of directors.  A director is not required to own shares in the Company.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

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

Any modification, amendment or variation of such shareholder rights or provisions are governed by the Company Act of British Columbia and must be approved by a vote of at least 75% of the votes cast at a shareholders meeting.  Unless the Company Act or the Company’s Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority of the shares represented at the shareholders’ meeting.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including the conditions of admission are described in the Articles of the Company in Part 7 – General Meetings.

Section 7.1 of Part 7 states that, “The date, time and place of all general meetings of the Company within the Province of British Columbia will be fixed by the directors.”

Section 7.1 of Part 7 further states that, “Except as otherwise provided by the Company Act, where any special business to be considered at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting will be sufficient if, with respect to such document, it states that a copy of the document is or will be available for inspection by members at the registered office or records office of the Company or at such other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.”

The conditions of admission are described in Section 7.10 where it is stated that, “The directors and any other person permitted by the chairman of the meeting will be entitled to attend any general meeting.”

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

Under applicable Canadian securities laws, shareholder ownership must be disclosed for any holder who owns 10% or more of the Company’s common stock.  Under the Exchange Act, shareholder ownership must be disclosed for any holder who beneficially owns 5% or more of the Company’s common stock.

There are no conditions imposed by the memorandum and articles of association governing changes in the capital, where such conditions are more stringent that is required by law.

Material Contracts

Except as otherwise disclosed in this Annual Report, there are no material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party, for the two years immediately preceding publication of the document.

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

The Investment Canada Act (the “IC Act”) governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1.

If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“NAFTA or WTO National”), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

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

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

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

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of this Annual Report, and the current administrative practices of Revenue Canada, Taxation.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Income Tax Consequences

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company would potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to the treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interests therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  In addition, subject to certain limitation, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than being subject to the excess distribution regime of section 1291 described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S.  Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The management of the Company believes that the Company is not a PFIC.  However, there can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements which will be imposed on QEFs.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders.  If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

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

Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s executive offices, located at Suite 830, 355 Burrard Street, Vancouver, BC.

ITEM 11.  DISCLOSURES ABOUT MARKET RISK

There are no market risks which can be expected to materially affect the Company’s business.

Mineral Prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered.  Metal prices have historically fluctuated widely and are affected by numerous factors, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot be accurately predicted.

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

ITEM 12.  DESCRIPTION OF OTHER SECURITIES

Not Applicable

Part II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies relating to the Company.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of securities holders and use of proceeds.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days before the filing of this annual report.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

Changes in Internal Controls Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over the financial reporting of the Company.  The management of the Company, including the President, has reviewed whether or not there have been significant changes in internal controls or in other factors that could significantly affect the internal controls of the Company subsequent to the date of their most recent evaluation.  Based on that review, the President has concluded that there have been no such significant changes.

ITEM 16.  [RESERVED]

Part III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in note 15 to the financial statements.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  The audit report of Davidson and Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19.  EXHIBITS

Financial Statements

The financial statements required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  The report of Davidson and Company, independent Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report, dated April 17, 2003

Consolidated Balance Sheets at December 31, 2002 and December 31, 2001.

Consolidated Statement of Operations for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Consolidated Statement of Cash Flows for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Consolidated Statement of Changes in Stockholders’ Equity from December 31, 1999 to December 31, 2002.

Notes to The Consolidated Financial Statements

Exhibits

Exhibit No.	Description
1(1)	Certificate of Incorporation, Articles and Memorandum of the Company dated September 9, 1997
2(2)	Escrow Agreement dated April 14, 1998 among the Company, Pacific Corporate Trust Company, as escrow agent, and certain shareholders of the Company named therein
4.1	Management Agreement dated December 1, 2002 between the Company and Mill Street Services Ltd.
4.2

Holly/Banderas Option & Put Agreement dated March 28, 2003 between the Company and Exploraciones Minera De Guatemala, S.A. as optionors and Pillar Resources Inc. as optionee regarding the grant of an option for a 60% interest in the Holly Property, Guatemala

4.3

Marimba Option Agreement dated May 23, 2002 between Pillar Resources Inc. as optionee and the Company and Explorations Minera de Guatemala, S.A. as optionors regarding the grant of an option to earn a 60% interest in the Marimba Project, Guatemala

8 (3)	List of Subsidiaries
12.1	Section 302 Certification of the President, C.E.O. and C.F.O.
13.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated April 10, 2000.

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated November 15, 2000.

(3)

See Item 4, Organizational Structure, herein.

#

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

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

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

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

April 17, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

RADIUS EXPLORATIONS LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT DECEMBER 31

		2002	2001

ASSETS

Current
Cash and cash equivalents		$ 1,858,623	$ 2,620,116
Receivables		76,917	62,384
Exploration advances		-	43,792
Due from related parties (Note 3)		82,444	153,608
Prepaid expenses		53,812	71,757

Total current assets		2,071,796	2,951,657
Mineral properties (Note 4)		1,209,870	1,092,983
Deferred exploration costs (Note 5)		5,504,170	3,994,411
Capital assets (Note 6)		40,629	66,006

		$ 8,826,465	$ 8,105,057

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 84,884	$ 207,563
Due to related parties (Note 3)		34,827	-

Total current liabilities		119,711	207,563

Stockholders' equity
Capital stock (Note 7)
Authorized
100,000,000	common shares without par value
Issued and outstanding
22,705,896	(2001 – 17,911,096)	11,652,765	10,700,879
Share subscriptions received in advance		500,000	-

		12,152,765	10,700,879
Deficit		(3,446,011)	(2,803,385)

		8,706,754	7,897,494

		$ 8,826,465	$ 8,105,057

Nature and continuance of operations (Note 1)

Commitment (Note 12)

Subsequent events (Note 14)

On behalf of the Board:

“signed”	Director	“signed”	Director
Simon Ridgway		Mario Szotlender

The accompanying notes are an integral part of these consolidated financial statements.

RADIUS EXPLORATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian dollars)

YEAR ENDED DECEMBER 31

	2002	2001	2000

EXPENSES
Amortization	$ 25,377	$ 17,965	$ 638
Management fees (Note 8)	30,000	30,000	30,000
Office and miscellaneous	44,319	61,436	19,937
Professional fees (Note 8)	91,077	105,998	70,146
Rent and utilities	76,137	53,868	38,424
Salaries and benefits (Note 8)	179,646	301,142	146,160
Shareholder communication	92,521	529,234	54,778
Transfer agent and regulatory fees	33,083	15,764	18,005
Travel and accommodation	42,130	13,194	18,582

Total expenses	(614,290)	(1,128,601)	(396,670)

OTHER INCOME (EXPENSES)
Interest income	32,689	57,445	25,641
Consulting income	14,090	20,781	-
Recovery of rental expense	39,780	-	-
Write-off of amounts due from related parties	-	-	(139,935)
Write-off of mineral properties (Note 4)	(91,143)	(43,168)	-
Write-off of deferred exploration costs (Note 5)	(23,752)	(12,197)	(705,146)

Total other income (expenses), net	(28,336)	22,861	(819,440)

Loss for the year	$ (642,626)	$ (1,105,740)	$ (1,216,110)

Basic and diluted loss per common share	$ (0.04)	$ (0.07)	$ (0.15)

Weighted average number of common shares outstanding	18,055,597	14,859,982	8,064,224

The accompanying notes are an integral part of these consolidated financial statements.

RADIUS EXPLORATIONS LTD.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Expressed in Canadian dollars)

	Number of Shares	Price	Common Shares Issued and Fully Paid	Share Subscriptions Received In Advance	Deficit	Total

Balance, December 31, 1999	5,418,000		$ 1,289,647	$ -	$ (481,535)	$ 808,112

Exercise of stock options	15,000	$ 0.65	9,750	-	-	9,750
Exercise of warrants	1,500,000	0.25	375,000	-	-	375,000
Exercise of warrants	1,250,000	0.40	500,000	-	-	500,000
Issued for cash, net of share issue costs	1,867,500	0.80	1,455,599	-	-	1,455,599
Issued for cash	400,000	1.25	500,000	-	-	500,000
Issued for mineral property option	50,000	0.75	37,500	-	-	37,500
Issued for mineral property option	50,000	0.60	30,000	-	-	30,000
Loss for the year	-		-	-	(1,216,110)	(1,216,110)

Balance, December 31, 2000	10,550,500		4,197,496	-	(1,697,645)	2,499,851

Exercise of warrants	1,797,500	0.80	1,438,000	-	-	1,438,000
Issued for cash, net of share issue costs	1,373,334	0.60	819,196	-	-	819,196
Exercise of stock options	55,000	0.60	33,000	-	-	33,000
Issued for cash, net of share issue costs	3,904,762	1.05	4,055,187	-	-	4,055,187
Exercise of stock options	25,000	0.85	21,250	-	-	21,250
Issued for mineral property option	100,000	1.00	100,000	-	-	100,000
Exercise of stock options	105,000	0.35	36,750	-	-	36,750
Loss for the year	-		-	-	(1,105,740)	(1,105,740)

Balance, December 31, 2001	17,911,096		10,700,879	-	(2,803,385)	7,897,494

Issued for cash, net of share issue costs	4,794,800	0.20	951,886	-	-	951,886
Share subscriptions received	-		-	500,000	-	500,000
Loss for the year	-		-	-	(642,626)	(642,626)

Balance, December 31, 2002	22,705,896		$ 11,652,765	$ 500,000	$ (3,446,011)	$ 8,706,754

The accompanying notes are an integral part of these consolidated financial statements.

RADIUS EXPLORATIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Canadian dollars)

YEAR ENDED DECEMBER 31

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (642,626)	$ (1,105,740)	$ (1,216,110)
Items not affecting cash:
Amortization	25,377	17,965	638
Write-off of amounts due from related parties	-	-	139,935
Write-off of mineral properties	91,143	43,168	-
Write-off of deferred exploration costs	23,752	12,197	705,146

Changes in non-cash working capital items:
Increase in receivables	(14,533)	(24,868)	(24,936)
(Increase) decrease in prepaid expenses	17,945	1,679	(50,703)
Increase (decrease) in accounts payable and accrued liabilities	(122,679)	1,142	92,948

Net cash used in operating activities	(621,621)	(1,054,457)	(353,082)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	951,886	6,403,383	2,840,349
Share subscriptions	500,000	-	-

Net cash provided by financing activities	1,451,886	6,403,383	2,840,349

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(208,030)	(491,052)	(369,175)
Acquisition of capital assets	-	(64,006)	(18,002)
Exploration advances	43,792	(43,792)	-
Due from related parties	71,164	(127,879)	(63,270)
Deferred exploration costs	(1,533,511)	(2,548,661)	(1,900,895)
Due to related parties	34,827	-	-

Net cash used in investing activities	(1,591,758)	(3,275,390)	(2,351,342)

Increase (decrease) in cash and cash equivalents during the year	(761,493)	2,073,536	135,925

Cash and cash equivalents, beginning of year	2,620,116	546,580	410,655

Cash and cash equivalents, end of year	$ 1,858,623	$ 2,620,116	$ 546,580

Cash paid for interest	$ -	$ -	$ 1,153

Cash paid for income taxes	$ -	$ -	$ -

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

	2002	2001

Working capital	$ 1,952,085	$ 2,744,094
Deficit	(3,446,011)	(2,803,385)

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

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala, Minera Intermining de Mexico S.A. de C.V., a company incorporated under the laws of Mexico, Minerales de Nicaragua Sociedad Anómima, a company incorporated under the laws of Nicaragua and Radius Panamá  Corporation and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.  All significant inter-company transactions have been eliminated upon consolidation.

Cash and cash equivalents

Cash and equivalents included highly liquid investments with original maturities of three months or less.

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

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

Foreign currency translation

Financial statements of the Company’s foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at exchange rates prevailing at the original transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates.  Gains and losses arising from restatement of foreign currency items are included in operating results.

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

Furniture and equipment	5 years
Trucks	5 years

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends that fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

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

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

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

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

3.

DUE FROM/TO RELATED PARTIES

Amounts due from or to related parties are unsecured, non-interest bearing with no fixed terms of repayment.  The fair value of amounts due from or to related parties is not determinable as they have no repayment terms.

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

	2002	2001

Company Project, Guatemala	$ 21,896	$ -
Joint Venture Projects with Gold Fields Exploration Inc., Guatemala	1,166,078	1,092,983
Joint Venture Project with Pillar Resources Inc., Guatemala	21,896	-

	$ 1,209,870	$ 1,092,983

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

4.

MINERAL PROPERTIES (cont'd…)

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

4.

MINERAL PROPERTIES (cont'd…)

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

The Company also signed an option agreement with Pillar Resources Inc. (“Pillar”), a company related by common directors, whereby Pillar can earn a 60% interest in the project.  To exercise the option, Pillar paid to the Company US$30,000 upon regulatory acceptance of the transaction, and must incur a total of $2.5 million in exploration expenditures on the project over three years.  Once Pillar has acquired the 60% interest, the Company has the right to require Pillar to purchase the remaining 40% of the project held by the Company’s subsidiary in consideration for a 40% equity interest in Pillar (assuming Pillar has no material assets at that time other than the 60% interest in Marimba).  Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields, which requires that if Pillar proposes to transfer any of its interest in the Marimba Project to a third party, it must first offer to transfer such interest to Gold Fields.

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

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

4.

MINERAL PROPERTIES (cont'd…)

Joint Venture Project with Barrick Gold Corporation, Mexico (cont’d…)

El Salitre, Mexico (cont’d…)

The Company and Barrick subsequently decided to abandon the project and consequently, all related costs were written-off to operations in fiscal 2000.  In fiscal 2001, the Company incurred an additional $10,266 in exploration costs which were written-off to operations.

5.

DEFERRED EXPLORATION COSTS

	Company Projects, Guatemala	Joint Venture Projects with Gold Fields, Guatemala	Joint Venture Project with Pillar, Guatemala	2002

Balance, beginning of year	$ 99,836	$ 3,848,628	$ 45,947	$ 3,994,411

Additions
Automobile	39,089	-	4,439	43,528
Camp, food and supplies	40,043	-	6,896	46,939
Drilling	163,853	21,144	-	184,997
Equipment	4,491	-	442	4,933
Equipment rental	6,975	-	-	6,975
Medical expenses	43,523	263	1,861	45,647
Property payments	-	58	-	58
Rent and utilities	28,801	-	5,110	33,911
Repairs and maintenance	5,359	-	196	5,555
Salaries and wages	89,381	616	5,102	95,099
Exploration administration	3,584	16,421	579	20,584
Geological consulting	529,155	21,791	29,607	580,553
Licenses, rights and taxes	62,881	-	6,725	69,606
Materials	9,669	-	1,128	10,797
Telephone	21,806	-	5,302	27,108
Travel and accommodation	114,416	-	2,273	116,689
Geochemistry and geophysics	185,266	976	5,717	191,959
Legal and accounting	41,589	212	227	42,028
Reports, drafting and maps	49,271	950	2,043	52,264
Shipping	1,480	81	54	1,615

	1,440,632	62,512	77,701	1,580,845

	1,540,468	3,911,140	123,648	5,575,256
Expenditures recovered	-	-	(47,334)	(47,334)
Written-off during the year	-	(23,752)	-	(23,752)

Balance, end of year	$ 1,540,468	$ 3,887,388	$ 76,314	$ 5,504,170

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

5.

DEFERRED EXPLORATION COSTS (cont'd…)

	El Salitre Gold Project, Mexico	Company Projects, Guatemala	Joint Venture Projects with Gold Fields, Guatemala	Joint Venture Project with Pillar, Guatemala	2001

Balance, beginning of year	$ -	$ -	$ 1,457,947	$ -	$ 1,457,947

Additions
Automobile	-	387	93,701	741	94,829
Camp, food and supplies	-	670	76,883	2,170	79,723
Drilling	-	-	330,313	-	330,313
Equipment	-	-	7,765	339	8,104
Equipment rental	-	-	84,031	-	84,031
Medical expenses	64	3,035	38,315	1,224	42,638
Property payments	-	-	41,544	-	41,544
Rent and utilities	728	-	58,660	1,392	60,780
Repairs and maintenance	-	-	9,584	11	9,595
Salaries and wages	1,155	5,852	155,086	910	163,003
Exploration administration	629	4	18,486	13	19,132
Geological consulting	1,876	33,457	782,127	22,300	839,760
Licenses, rights and taxes	690	31,883	44,208	-	76,781
Materials	-	-	29,378	404	29,782
Telephone	15	-	38,866	1,066	39,947
Travel and accommodation	-	12,813	162,684	12,576	188,073
Geochemistry and geophysics	-	8,791	191,780	1,468	202,039
Legal and accounting	2,186	631	89,749	665	93,231
Reports, drafting and maps	2,524	2,313	137,330	661	142,828
Shipping	399	-	2,122	7	2,528

	10,266	99,836	2,392,612	45,947	2,548,661

	10,266	99,836	3,850,559	45,947	4,006,608
Written-off during the year	(10,266)	-	(1,931)	-	(12,197)

Balance, end of year	$ -	$ 99,836	$ 3,848,628	$ 45,947	$ 3,994,411

6.

CAPITAL ASSETS

		2002			2001
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 23,773	$ 14,314	$ 9,459	$ 23,773	$ 9,717	$ 14,056
Trucks	62,340	31,170	31,170	62,340	10,390	51,950

	$ 86,113	$ 45,484	$ 40,629	$ 86,113	$ 20,107	$ 66,006

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

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2002		2001		2000
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning year	1,790,000	$ 0.88	976,000	$ 0.59	497,000	$ 0.59
Granted	-	-	1,019,000	1.08	494,000	0.60
Exercised	-	-	(185,000)	0.49	(15,000)	0.65
Expired/cancelled	(260,000)	0.74	(20,000)	0.60	-	-

Outstanding, end of year	1,530,000	$ 0.90	1,790,000	$ 0.88	976,000	$ 0.59
Weighted average fair value of options granted		$ -		$ 0.48		$ 0.50

There is no effect on the consolidated financial statements for the current year as no options were granted during the year.

The following stock options were outstanding and exercisable at December 31, 2002:

Number of Shares	Exercise Price	Expiry Date

500,000	$ 1.25	June 14, 2003
232,000	0.65	October 31, 2004
40,000	0.65	December 12, 2004
339,000	0.60	November 15, 2005
54,000	0.68	January 11, 2006
125,000	0.85	January 24, 2006
20,000	0.94	June 14, 2006
220,000	1.00	July 10, 2006

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

7.

CAPITAL STOCK (cont'd…)

Warrants

The following share purchase warrants were outstanding at December 31, 2002:

Number of Shares	Exercise Price	Expiry Date

1,373,334	$ 0.74	February 28, 2003
627,500	1.25	June 7, 2003
900,000	1.25	June 14, 2003
1,904,762	1.25	July 16, 2003
4,794,800	0.25	December 19, 2004

8.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued $127,875 (2001 - $133,500; 2000 - $100,500) in geological consulting fees, which have been capitalized to deferred exploration costs, to a director and a company controlled by a director.

b)

Paid or accrued $30,000 (2001 - $30,000; 2000 - $30,000) in management fees to a company controlled by a director.

c)

Paid or accrued $20,625 (2001 - $47,200; 2000 - $47,200) for administrative services, which have been included in salaries and benefits, to a director and officer of the Company.

d)

Paid or accrued $60,000 (2001 - $34,194; 2000 - $Nil) for consulting services, which have been included in professional fees, to a company controlled by a director.

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

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2002	2001	2000

Loss for the year	$ (642,626)	$ (1,105,740)	$ (1,216,110)

Income tax recovery at statutory rates	$ (254,480)	$ (493,160)	$ (554,546)
Non-deductible items	10,049	8,012	291
Unrecognized benefit of non-capital losses	244,431	485,148	554,255

Total income taxes	$ -	$ -	$ -

The significant components of the Company's future income tax are as follows:

	2002	2001	2000

Future income tax assets:
Capital assets	$ 467	$ -	$ 2,500
Non-capital losses carried forward	878,000	752,000	341,000

	878,467	752,000	343,500
Future income tax liabilities:
Capital assets	-	(8,000)	-
Mineral properties	(4,100)	(52,000)	(56,000)

	(4,100)	(60,000)	(56,000)

Valuation allowance	(874,367)	(692,000)	(287,500)

Future income tax	$ -	$ -	$ -

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

DECEMBER 31, 2002

12.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The Company also sub leases rental space to other companies which are netted against rental expense.  The annual lease commitment under the lease is as follows:

2003	$ 76,137
2004	76,137
2005	50,758

$ 203,032

13.

SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are all located in Guatemala (Notes 4 and 5).

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Details of identifiable assets by geographic segments are as follows:

	Total Assets	Capital Assets	Mineral Properties	Deferred Exploration Costs

December 31, 2002
Canada	$ 1,628,531	$ -	$ -	$ -
Guatemala	7,197,934	40,629	1,209,870	5,504,170

	$ 8,826,465	$ 40,629	$ 1,209,870	$ 5,504,170

December 31, 2001
Canada	$ 2,716,308	$ -	$ -	$ -
Guatemala	5,388,749	66,066	1,092,983	3,994,411

	$ 8,105,057	$ 66,066	$ 1,092,983	$ 3,994,411

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

14.

SUBSEQUENT EVENTS

The following occurred subsequent to year end:

a)

A total of 1,000,000 units were issued for a non-brokered private placement at $0.50 for total proceeds of $500,000 received prior to year end.  Each unit consists of a common share and a half non-transferable share purchase warrant.  One full warrant entitles the holder to acquire an additional common share at $0.55 on or before January 7, 2004.  A finder’s fee was paid of 250,000 warrants exercisable at $0.55 on or before January 7, 2004.

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

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) and in SEC Regulation S-X are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	2002			2001
	Balance as per Canadian GAAP	Adjustments	Balance as per United States GAAP	Balance as per Canadian GAAP	Adjustments	Balance as per United States GAAP

Current assets	$ 2,071,796	$ -	$ 2,071,796	$ 2,951,657	$ -	$ 2,951,657
Mineral properties	1,209,870	(1,209,870)	-	1,092,983	(1,092,983)	-
Deferred exploration costs	5,504,170	(5,504,170)	-	3,994,411	(3,994,411)	-
Capital assets	40,629	-	40,629	66,006	-	66,006

	$ 8,826,465	$ (6,714,040)	$ 2,112,425	$ 8,105,057	$ (5,087,394)	$ 3,017,663

Current liabilities	$ 119,711	$ -	$ 119,711	$ 207,563	$ -	$ 207,563
Shareholders' equity	8,706,754	(6,714,040)	1,992,714	7,897,494	(5,087,394)	2,810,100

	$ 8,826,465	$ (6,714,040)	$ 2,112,425	$ 8,105,057	$ (5,087,394)	$ 3,017,663

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	2002	2001	2000

Loss for the year, Canadian GAAP	$ (642,626)	$ (1,105,740)	$ (1,216,110)

Adjustments to mineral properties	(1,741,541)	(3,084,348)	(1,704,660)
Compensation expense – escrow shares	-	-	(284,136)
Compensation expense – stock options	-	(229,024)	-

Loss for the year, United States GAAP	$ (2,384,167)	$ (4,419,112)	$ (3,204,906)

Weighted average number of shares outstanding
under United States GAAP	17,305,597	14,109,982	7,687,767

Basic and diluted loss per share under United States GAAP	$ (0.14)	$ (0.31)	$ (0.42)

At December 31, 2002, 2001 and 2000, the total number of potentially dilutive shares excluded from diluted net loss per share were 11,130,396, 6,595,596 and 3,643,500.

The impact of the above differences between Canadian and United States GAAP on the consolidated statements of cash flows would be as follows:

	2002	2001	2000

Cash flows used in operating activities, Canadian GAAP	$ (621,621)	$ (1,054,457)	$ (353,082)
Adjustments to mineral properties	(1,741,541)	(3,039,713)	(2,270,070)

Cash flows used in operating activities,
United States GAAP	(2,363,162)	(4,094,170)	(2,623,152)

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	1,451,886	6,403,383	2,840,349

Cash flows used in investing activities, Canadian GAAP	(1,591,758)	(3,275,390)	(2,351,342)
Adjustments to mineral properties	1,741,541	3,039,713	2,270,070

Cash flows used in investing activities,
United States GAAP	149,783	(235,677)	(81,272)

Net change in cash and cash equivalents	(761,493)	2,073,536	135,925

Cash and cash equivalents, beginning of year	2,620,116	546,580	410,655

Cash and cash equivalents, end of year	$ 1,858,623	$ 2,620,116	$ 546,580

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

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

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the years ended December 31, 2001 and 2000.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 7) for fiscal years ending December 31, 2002.

Under United States GAAP, the Company recorded additional compensation expense during the current year of $Nil (2001 - $229,024; 2000 – $Nil) based on the fair value of options granted to non-employees.  Had compensation costs for employees been recognized for the Company's stock option plan based on fair value at grant date, the pro-forma net loss for fiscal 2002 would have been increased by $Nil (2001 - $262,455; 2000 - $166,705) and pro-forma loss per share increased by $Nil (2001 - $0.02; 2000 - $0.02) per share.  In calculating these amounts, the Company has utilized the Black-Scholes model to estimate the fair value of the options granted in the year using the following key assumptions.

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

The following table illustrates the effect on loss and loss per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2001	2000

Loss for the year, United States GAAP	$ (4,419,112)	$ (3,204,906)

Add: Total stock-based employee compensation expense included in loss,
as reported determined under APB 25	-	-

Deduct: Total stock-based employee compensation expense determined under
fair value based method for all awards	(262,455)	(166,705)

Pro-forma loss	$ (4,681,567)	$ (3,371,611)

Basic and diluted loss per share, pro-forma	$ (0.33)	$ (0.44)

	December 31, 2001	December 31, 2000

Risk-free interest rate	5.12%	5.85%
Expected life	3.5 years	5 years
Expected volatility	74.00%	58.90%
Expected dividends	-	-

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

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.  Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.  Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”.  SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.  SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”).  SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

RADIUS EXPLORATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements (cont’d…)

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”).  SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.  SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years ending after December 15, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADIUS EXPLORATIONS LTD.

Registrant

Dated:  June 22, 2004

By    /s/ Simon Ridgway

 Simon Ridgway, President