Form 20-F/A
period 2003-06-30
RADIUS EXPLORATIONS LTD
filed 2004-06-30
CIK 1113260

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 2

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

    X Item 17    __ Item 18

AMENDMENT NO. 2

This Amendment No. 2 amends the Annual Report on Form 20-F of Radius Explorations Ltd. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2003 (the “2002 Annual Report”), and the Amendment No. 1 to the 2002 Annual Report filed on June 22, 2004.  This Amendment No. 2 is being filed to include a revised auditors’ report for the fiscal years ended December 31, 2002 and 2001.

Unless otherwise stated, all information contained in this Amendment No. 2 is presented as of December 31, 2002.  Information contained in this Amendment No. 2 that is stated to be presented as of a date more recent than December 31, 2002, but is not stated to be presented as of a specific date, is presented as of July 15, 2003.

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

Auditor’s Report, dated April 17, 2003

Consolidated Balance Sheets at December 31, 2002 and December 31, 2001.

Consolidated Statement of Operations for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Consolidated Statement of Cash Flows for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Consolidated Statement of Changes in Stockholders’ Equity from December 31, 1999 to December 31, 2002.

Notes to The Consolidated Financial Statements

Exhibits

Exhibit No.	Description
1(1)	Certificate of Incorporation, Articles and Memorandum of the Company dated September 9, 1997
2(2)	Escrow Agreement dated April 14, 1998 among the Company, Pacific Corporate Trust Company, as escrow agent, and certain shareholders of the Company named therein
4.1(3)	Management Agreement dated December 1, 2002 between the Company and Mill Street Services Ltd.
4.2(3)

Holly/Banderas Option & Put Agreement dated March 28, 2003 between the Company and Exploraciones Minera De Guatemala, S.A. as optionors and Pillar Resources Inc. as optionee regarding the grant of an option for a 60% interest in the Holly Property, Guatemala

4.3(3)

Marimba Option Agreement dated May 23, 2002 between Pillar Resources Inc. as optionee and the Company and Explorations Minera de Guatemala, S.A. as optionors regarding the grant of an option to earn a 60% interest in the Marimba Project, Guatemala

8 (4)	List of Subsidiaries
12.1	Section 302 Certification of the President, C.E.O. and C.F.O.
13.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated April 10, 2000.

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated November 15, 2000.

(3)

Incorporated by reference to the Company’s Form 20F, Amendment No. 1, dated June 22, 2004.

(4)

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

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

EXHIBIT 12.1

CERTIFICATION

I, Simon Ridgway, certify that:

1.

I have reviewed this amended annual report on Form 20-F/A of Radius Explorations Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 29, 2004

/s/ Simon Ridgway Signature Name: Simon Ridgway Title: President

 EXHIBIT 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report of Radius Explorations Ltd. (the “Company”) on Form 20-F/A for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Simon Ridgway, the President of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Simon Ridgway

President

June 29, 2004

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADIUS EXPLORATIONS LTD.

Registrant

Dated:  June 29, 2004

By    /s/ Simon Ridgway

 Simon Ridgway, President