Form 20-F
RADIUS EXPLORATIONS LTD
filed 2004-06-30
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
_X_	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003 OR
___	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to _______________________

Commission file number

0-30720

RADIUS EXPLORATIONS LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada  V6C 2G8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  _________ Common Shares, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

_X_Yes ___ No

Indicate by check mark which financial statement item the registrant has elected to follow.

_X_ Item 17   ___Item 18

#

Part II

Part III

Item 17.	Financial Statements	57
Item 18.	Financial Statements	57
Item 19.	Exhibits	58

GLOSSARY OF TECHNICAL TERMS

In this Annual Report, the following technical terms have the following meanings:

“vein”, “veinlet” (small)	A tabular mineral deposit formed within or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.
AA	Atomic absorption.
Adit	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.
Ag	The elemental symbol for silver.
alteration	The chemical and mineralogical changes in a rock mass resulting from the passage of hydrothermal fluids.
Anomalous or anomalies	A sample or location in which either (i) the concentration of an element(s) or (ii) geophysical response is significantly different from the average background values that typify an area.
anomaly	The geographical area corresponding to anomalous geochemical or geophysical values.
argillite	Unusually hard, fine-grained sedimentary rocks, such as shale, mudstone, siltstone, and claystone. Commonly black.
arsenopyrite	A sulphide of arsenic and iron.
As	The elemental symbol for arsenic.
Assay	An analysis to determine the presence, absence or quantity of one or more elemental components.
Au	The elemental symbol for gold.
Au Eq. g/t	Denotes gold equivalent grades: gold grade plus silver grades which have been converted to gold grades by using a ratio generally based on the prevailing spot prices of gold and silver.
auriferous	Containing anomalous concentrations of gold.

background	The average concentration of an element or typical geophysical response in an area.
breccia	A rock consisting of sharp fragments in fine grained material.
channel sample	A sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.
Cretaceous.	The geologic period extending from 135 million to 63 million years ago.
development	Preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.
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

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent expectations or beliefs of the Company about future events. These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3.D. of this Annual Report under the heading, “Risk Factors”, and elsewhere in this Annual Report.

The Company’s forward-looking statements contained in this Annual Report are made as of the respective dates set forth in this Annual Report.  Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made.  The Company does not intend to update these forward-looking statements.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

Item 1.

Identity of Directors, Senior Management and Advisers.

A.

Directors and Senior Management.

Not Applicable

B.

Advisers.

Not Applicable

C.

Auditors.

Not Applicable

Item 1.

Offer Statistics and Expected Timetable.

Not Applicable

Item 2.

Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The tables also summarize certain corresponding information prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 14 to the Consolidated Financial Statements of the Company.

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal year ended December 31, 2003 and as at December 31, 2003 was extracted from financial statements of the Company which were audited by Amisano Hanson, Chartered Accountants.  The information presented for the fiscal years ended December 31, 2002, 2001, 2000 and 1999 and as at December 31, 2002, 2001, 2000 and 1999 was extracted from financial statements of the Company which were audited by Davidson & Company, Chartered Accountants.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on December 31 of each year.

The following is a summary of certain selected financial information for the Company’s most recently completed fiscal year and for the Company’s four preceding fiscal years.

Canadian GAAP

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following information has been reconciled for U.S. GAAP.  See Note 14 to the Consolidated Financial Statements of the Company.

	(CDN# in 000, except per share data)
	As at 12/31/03	As at 12/31/02	As at 12/31/01	As at 12/31/00	As at 12/31/99
Working Capital	14,795	1,952	2,744	477	435
Resource Properties (Cdn GAAP)	7,657	6,714	5,087	2,003	298
Resource Properties (US GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Shareholder’s Equity (Cdn GAAP)	(22,606)	(8,707)	(7,897)	(2,450)	808
Shareholders’ Equity (US GAAP)	(14,948)	(1,993)	(2,810)	(497)	510
Total Assets (Cdn GAAP)	23,108	8,826	8,105	2,706	921
Total Assets (US GAAP)	15,450	2,112	3,018	703	623

Revenue	0	0	0	0	0
Net Income(Loss) (Cdn GAAP)	(1,722)	(643)	(1,106)	(1,216)	(420)
Earnings(Loss) Per Share (Cdn GAAP)	(0.06)	(0.04)	(0.07)	(0.15)	(0.14)
Net Income(Loss) (US GAAP)	(2,666)	(2,384)	(4,419)	(3,205)	(611)
Earnings (Loss)Per Share (US GAAP)	(0.09)	(0.14)	(0.31)	(0.42)	(0.26)
Dividends Per Share (Cdn GAAP)	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtd.Avg.No.Shares (Cdn GAAP)	28,446	18,056	14,860	8,064	2,904
Wtd.Avg.No.Shares (US GAAP)	28,446	17,306	14,110	7,688	2,341

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of the Company are presented in accordance with Canadian GAAP.

No dividends have been declared in any of the years presented above.

Exchange Rate Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; and references to “US$” refer to US dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 22, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.3590.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended May 31, 2004	$1.3968	$1.3577
Month ended April 30, 2004	$1.3711	$1.3095
Month ended March 31, 2004	$1.3480	$1.3080
Month ended February 29, 2004	$1.3442	$1.3108
Month ended January 31, 2004	$1.3340	$1.2690
Month ended December 31, 2003	$1.3405	$1.2923

Average
Fiscal year ended December 31, 2003	$1.40
Fiscal year ended December 31, 2002	$1.57
Fiscal year ended December 31, 2001	$1.55
Fiscal year ended December 31, 2000	$1.49
Fiscal year ended December 31, 1999	$1.48

B.

Capitalization and Indebtedness.

Not Applicable

C.

Reasons for the Offer and Use of Proceeds.

Not Applicable

D.

Risk Factors.

No Guarantee of Success of Business

There is no assurance that the business of the Company will be successful.

Foreign Countries and Regulatory Requirements

The mineral projects in which the Company has an interest are located in Nicaragua and Guatemala. Mineral exploration and mining activities in Nicaragua and, Guatemala may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.  At present, there are no known bodies of commercial ore on any of the Company’s properties and the proposed exploration programs are an exploratory search for ore.  Unusual or unexpected formation, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. Although the management of the Company has experience in the exploration and development of mineral properties, it has relied on and may continue to rely upon consultants and others for exploration and operating expertise.  The economics of developing mineral properties is affected by many factors including the cost of operations, variation of the grade of minerals mined and fluctuations in the price of any minerals produced.

Financing Risks

The Company has not yet established work programs for its properties and the Company may not have enough financial resources to complete the work programs on all of its properties.  There is no assurance that sufficient funding will be available to it for all of such work programs or for the further properties that the Company may acquire.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Uninsurable Risks

Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Titles to Property

While the Company has obtained the usual industry standard title reports with respect to its properties which confirms ownership and that there are no registered encumbrances against the properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or native land claims.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Mineral Prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered.  Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.

Competition

The mining industry is intensely competitive in all its phases. Amalco will compete with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

Item 1.

Information on the Company.

A.

History and Development of the Company

The Company was incorporated under the British Columbia Company Act on September 9, 1997 by registration of its Memorandum and Articles.  See Item 4D, Property, Plants and Equipment, for information regarding capital expenditures made by the Company on its properties.

-#-

B.   Business Overview

The Company is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  In 1999, the Company changed its focus to Latin America and acquired property interests in Mexico and Guatemala.  In February, 2001, the Company and its joint venture partner, Barrick Gold Corporation, decided to discontinue exploration work on the El Salitre Project in Mexico.  All expenditures made on this project to date were written off by the Company as at December 31, 2000.

Subsequently, the Company’s exploration activities have been focused in Guatemala, and since the beginning of 2003, also in Nicaragua.  (See Properties of the Company, below, and Note 4, Notes to the Financial Statements).

Presently, the Company is in the exploration stage and its properties do not contain a known commercially viable minable deposit.  There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

C.   Organizational Structure.

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Name	Date of Incorporation	Jurisdiction	Percentage Owned

Radius Panama Corporation	August 31, 2000	Panama	100%
Weltern Resources Corp.	March 9, 2000	Panama	100%
Exploraciones Minera de Guatemala, S.A.	July 5, 1996	Guatemala	100%
Minerales Sierra Pacifico, S.A.	November 17, 1999	Guatemala	100%
Minerales de Nicaragua S.A.	November 18, 2002	Nicaragua	100%

D.   Property, Plants and Equipment

The Company holds rights to properties in Guatemala and Nicaragua.  A list of the projects is as follows:

Guatemala:

The properties in Guatemala are as follows:

1.

Tambor Project

2.

Marimba Project

3.

Holly/Banderas Project

4.

Eastern Guatemala Project

Nicaragua:

The properties in Nicaragua are as follows:

1.

El Pavon (formerly called Brisas) Project.

2.

La Patriota (also formerly called Las Brisas) Project.

3.

Paraska Project.

4.

Juigalpa Project.

5.

Other Projects.

Guatemala Properties:

1.

Tambor Project - Guatemala

The Tambor Property consists of 15 exploration concessions located in south-central Guatemala.  The Company has: (a) the right to acquire a 100% interest (subject to a 2.5% net smelter returns royalty) in five of these Concessions (the Unidad Tipo, the Santa Margarita, Tizate, El Injerto and Carlos Antonio concessions) under an option agreement dated November 21, 2000, as amended October 4, 2001 with Quimicos S.A. and Geominas S.A. (the “Tambor - Geominas and Quimicos Option Agreement”); (b) the right to acquire a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso II to VII Concessions under an exploration lease and option to purchase agreement (the “Entre Mares Option Agreement”) dated May 7, 2003 with Entre Mares De Guatemala, S.A., as lessor and (c) acquired the balance of the Concessions comprising the Tambor Project either by way of arm’s length purchase or by way of staking.  All of the Concessions have been granted (as opposed to being applications for concessions).

The Company has paid a total of US$340,000 under the Tambor - Geominas and Quimicos Option Agreement and upon making the final required payment of US$160,000 will be able to exercise the option under the Tambor - Geominas and Quimicos Option Agreement. Under the Entre Mares Option Agreement, the Company has incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and has the right until May 7, 2006 to elect to purchase the Progreso Concessions for US$750,000.  One-half of the 4% royalty may be purchased by the Company for US$2.0 million.

The Company, through its subsidiary, Weltern, entered into an agreement dated November 29, 2001 (the “Gold Fields Operating Agreement”) with Orogen Holding (BVI) Limited (“Orogen”), an affiliate of Gold Fields, pursuant to which Orogen acquired the right to acquire a 55% beneficial interest in the Tambor Project in consideration for incurring exploration expense of at least US$5,000,000.  Orogen subsequently conducted exploration work on the Tambor Project in the approximate amount of US$3,250,000.

Pursuant to an agreement dated November 19, 2003 (the “Gold Fields-Tambor Purchase Agreement” with Orogen, The Company re-acquired from Orogen all of its interest in the Tambor Project in consideration for the issuance and delivery of 1,300,000 shares of the Company to Orogen.

George A. Armbrust, PhD., CPG of the firm, Chlumsky, Armbrust and Meyer, LLC of Lakewood, Colorado, prepared a National Instrument 43-101 Technical Report compliant gold resource estimate on the Tambor Project for Radius.  That report was dated January 7, 2004.  That Technical Report has been filed in SEDAR.com.  The following is a summary, prepared by Greg Smith, B.Sc., PGeo of the Technical Report, prepared by George A. Armbrust, PhD., CPG.

Exploration and Development History

The Tambor Project is located in south-central Guatemala. Tambor is a metasediment and greenstone hosted, structurally controlled mesothermal lode gold deposit. Quartz-gold-arsenopyrite mineralization occurs in veins and breccias localized by kink bands in sheared host rocks. The project hosts at least 13 gold-bearing mineral occurrences spread over a 14km by 6km area.

The Tambor property received progressively more-detailed work programs between 2000 and 2003. The bulk of the work was completed by Gold Fields Ltd who formed a joint venture with The Company in 2001 to explore the property. The initial exploration program included the establishment of 100 line-kilometers of grid and soil sampling. A total of 3,958 soil samples were collected over an 11 square kilometer area. The grid area was also geologically mapped and over 1,400 rocks samples were collected along the 7-kilometer gold trend.

Early work focused on the Bella Vista area, including the Laguna North, Laguna South and JNL targets and on the Tierra Blanca area, all in the western end of the JV property. In the Bella Vista area, 15 hand trenches were excavated on six of the nine known soil anomalies.

During 2002, Gold Fields conducted initial scout drilling on seven areas, mainly on the western end and east end of the JV properties. Of these seven areas, only the Laguna North area has received follow up drilling. In the final months of 2002, high grade quartz vein hosted mineralization with visible gold was located at Guapinol South. Hand excavated trenches there returned values up to 10.1m of 31g/t Au in trench GP-5.

In early 2003, Gold Fields made a new high grade discovery 200 m east of the Guapinol South veins in an area called Poza del Coyote. The first trench on this zone returned a high-grade core of 10.93m at 66.83 g/t Au within a broader lower grade mineralized zone. An initial ten-hole reverse circulation (RC) drilling program returned high grade intercepts in five holes with moderate-grade intercepts in four additional holes.

After completing the first stage drilling at Poza del Coyote, Gold Fields moved a core drill onto the Guapinol South area and had completed 31 core holes by the end of July 2003. About half the holes had high grade intercepts, although some were fairly narrow (1.5 to 2.0 meter core length). The core drill was then moved to Poza del Coyote and the Cliff Zone between there and Coyote. The results from the cliff zone returned some high grade intercepts.

In late 2003, the Company commissioned Chlumsky, Armbrust and Meyer (CAM) to complete a resource estimate on Tambor which was completed (see above).

During February and March 2004, the Company completed a geophysical orientation survey over the Tambor gold project in Guatemala. The survey was designed to test the suitability of a new 3D Induced Polarization (IP) method to locate additional mineralization. At total of 18 line km of surveying was completed on the Guapinol and Laguna Norte zones, over drill sections containing known mineralized intercepts. Initial interpretations suggest that there is a correlation between the known geochemical anomalies and the 3D IP geophysical anomalies.

Geology, Mineral Deposits and Resources

Current understanding of the gold mineralization on the Tambor property suggests that it is a classic example of an orogenic (“mesothermal”) lode gold deposit. Specifically, Tambor is a metasediment and greenstone hosted, structurally controlled mesothermal lode gold deposit. Quartz-gold-arsenopyrite mineralization occurs in veins and breccias localized by kink bands in sheared host rocks. The project hosts at least 13 gold-bearing mineral occurrences spread over a 14km by 6km area.

Gold mineralization is associated with the convergence of the North American and Caribbean plates along major structures which evolved from transpressional to transcurrent movement. Mineralization is post-peak metamorphism. The gold zones are structurally controlled discordant veins, quartz-crush zones and vein stock works associated with shear zones.

Gold Fields prepared several resource estimates for Tambor JV properties but has not made them public. The main part of the resource is in the Guapinol South, Cliff and Poza del Coyote area.

In December 2003, Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado completed a NI43-101 compliant gold resource estimate for the Tambor Gold Project. Tambor contains 216,000 ounces of gold in inferred resources and 57,800 ounces in indicated resources, according to the independent resource estimate prepared by George A. Armbrust, Ph.D. CPG,  Kenneth L. Meyer, Robert L. Sandefur P.E. and William Walker, PhD of CAM.

Significantly, CAM commented that there are at least 2 major gold-in-soil anomalies with associated anomalous rock samples that have yet to be drill tested: a substantial strike length of strong gold-in-soil geochemistry associated with gold values in rock samples exists to the west of the Guapinol South-Cliff Zone trend, and another similar zone occurs roughly 1 km to the north of, and parallel to, Guapinol.  Accordingly, CAM states that “it is considered likely that the current resource (at Tambor) could be doubled or tripled or even more with a concerted drilling program”.

CAM’s resource estimate is tabulated below:

Tambor: Indicated Resource Estimate
Area	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Guapinol South Cliff Zone	336,000	3.910	42,200
Poza del Coyote	120,000	4.024	15,500
Total	456,000	3.940	57,800

Tambor: Inferred Resource Estimate
Area	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Guapinol South Cliff Zone	368,000	5.325	63,000
Poza del Coyote	228,000	4.219	31,000
Laguna North	1,951,000	1.950	122,200
Total	2,547,000	2.641	216,200

There has been no mining surface or underground development conducted at Tambor other than surface exploration trenching of soil anomalies.

2.

Marimba Project - Guatemala

The Marimba Project consists of four exploration concessions located in southeast Guatemala covering approximately 23,500 hectares.  One of the concessions (the Jocotan II license) was acquired by the Company by way of an arm’s length purchase and the other three concessions were acquired by the Company by way of applications for exploration concessions, all of which were subsequently granted. .  As at March 31, 2004, the Company has incurred a total of $64,200 in exploration expense on the Marimba Project.

Under a May 23, 2002 agreement (the “Marimba Option & Put Agreement”), the Company granted PilaGold an option to earn a 60% interest in the Marimba Project (the “Marimba Option”).  The Marimba Option is exercisable by PilaGold (a) paying US$30,000 to the Company and (b) incurring exploration in the amount of US$2,500,000 US within three years of the date of the approval of the Exchange of the Marimba Option Agreement.  The option agreement was approved by the Exchange on October 29, 2002.  PilaGold paid the US$30,000 to the Company and has incurred a total of $$1,071,500 (US$817,600)  in exploration expense as at March 31, 2004.  The Marimba Option & Put Agreement is currently in good standing.

Following the exercise of the Marimba Option by PilaGold, the Company has the right to cause PilaGold to purchase the remaining 40% of the Marimba Project in consideration for PilaGold granting to the Company a 40% equity interest in PilaGold, on a fully diluted basis, provided that PilaGold has no material assets, at the time, other than the Marimba Project (the “Marimba Put Option”).

In the event that the Company does not exercise the Marimba Put Option, the Company and PilaGold are to enter into a joint venture agreement for the development of the Marimba Project.

Details of the concessions comprising the Marimba Project are set out in the below table:

Marimba Project (18,122.5 ha)
	Name	ID No.	Area (ha)	Details
1	Jocotan II	LEXR-017	2,000	granted May. 28,1998
2	Olopa	LEXR-714	9522.50	granted Dec.10, 2002
3	El Tesoro	LEXR-701	9342.51(*)	granted Nov. 12,2002
4	El Pinal	LEXR-704	4475.35(*)	granted June 6,2003
	Total		18,122.5 (*)

*

Note that for the El Tesoro and El Pinal concessions, less than 100% of the concessions (3,500 of 9,342.51 hectares and 3,100 of 4,475.35 hectares, respectively) are subject to the Marimba Option granted to PilaGold.

Greg Smith, B.Sc, P.Geo, has prepared a National Instrument 43-101 Technical Report on the all of the Guatemala Projects of Radius including the Marimba Project.  The Technical Report may be viewed in the internet at www.sedar.com.  The following is a brief summary from that report and additional updated information, as it relates to the Marimba Project:

Exploration and Development History

There is no history of commercial mineral production from the the Company’s Guatemalan Projects however several of the Projects contain small adits, pits, and trenches from previous activities which were probably active in several phases including the 1800’s, Spanish Colonial (1500-1600’s) and possibly prior to this by the local Mayan Indians.  Locals have also extracted small quantities of stibnite, which is sold locally, best evidenced by several small pits and cuts on the Marimba Project.  Government geology maps completed in the early 1970’s mapped altered rhyolite volcanics, travertine deposits and active hot springs in the area of the Marimba Project of the Company.  Geological investigation of the area was undertaken in 1999 and included rock and stream sediment sampling.  Several companies have completed reconnaissance sampling in the region over the period 1993 to 1998 including Mayan Minerales S.A., Tombstone Explorations Co. Ltd., and Glamis Gold Ltd.  In most cases no results are available for these programs. Additional evidence of mineral potential was provided by silica and clay alteration exposed during the building of a new roads and highways between 1999 and 2001.  The central and eastern portion of Guatemala has become an attractive target partially due to the continued success of the Company to discover new gold mineralized systems along the same structural trend.

The Company acquired the ground in 2001 and completed widespread rock, soil, and stream sediment sampling.  Sampling also included road cuts and trenches in the two main zones Cerro T and Lantiquin.

The Company and its joint venture partner PilaGold have drilled the Marimba Project.  Two rounds of drilling have been conducted at Cerro T and Lantiquin on the Marimba property; 16 holes (1408m) in March 2004, and another 14 holes (1758m) in October 2003.  In the second phase, three holes MDD-017, -018 and -030 were completed on 2 sections at the Lantiquin prospect, and the remaining 11 holes were drilled on 6 sections at Cerro T.  The second phase of drilling at Cerro T extended the gold mineralization 400m further to the east than was previously known, and confirmed that the mineralized breccias are semi-continuous across at least 1200m of strike length.  The breccias occupy an arcuate, moderately north dipping structure that may become shallower dipping at depth. Mineralization appears to "feather" into 2 or 3 parallel narrow zones towards the east, where the structures are generally steeper, narrower, but also higher grade with a best intercept of 8.12 g/t over 1.9m. Gold results from the phase 2 drilling include; MDD017-5.7m @ 1.03g/t Au, MDD018-2.7m @ 1.09g/t Au, MDD019-17.3m @ 1.39g/t Au, MDD020-18.9m @ 0.94g/t Au, MDD021-11.4m @ 0.88g/t Au, and MDD027-5.0m @ 0.78g/t Au.  At Lantiquin, first phase drilling saw grades increase at depth, up to 2 g/t Au (from an average of 400ppb on surface) within a steeply dipping fault related shear zone.  The second phase of drilling was designed to test for higher grades further down dip and was successful in demonstrating the continuity of the broad mineralized structures, albeit at lower grades of about 1 g/t Au.  Based on these results, there is potential for near surface bulk tonnage mineralization over an area of 250 m by 250 m, and higher grade drill intercepts suggest good potential for mineralized feeder zones at depth with several kilometres of strike potential.

-#-

Geology, Mineral Deposits and Resources

The geology of the Marimba Project can be broadly separated in three sectors.  The first sector consists of the southern half of the Project and is underlain by limestone, shale and conformable limestone conglomerate of largely Cretaceous age overlain by a thick sequence of tuff.  The second sector consists of the northern Project area and is dominated by Paleozoic basement of schist and phyllite.  The Jocotan Fault generally separates these first two sectors.  The third geological sector, the western area, contains a mixed volcanic and sedimentary sequence related to the Jocotan Graben and extends about five kilometres long and three to four kilometres across.  The dominant alteration is pervasive weak to strong calcium (with minor iron and magnesium) carbonate alteration occurring as a highly variable interaction of stockwork and disseminated calcite veining and carbonitization of host rocks.  All rock units including recently deposited sediments and slope debris have been affected.  This area of carbonate alteration has now been traced over an area up to two kilometres in width and seven kilometres in strike along the trend of the Camotan Fault.  Widespread but highly variable silicification has also altered all rock units.  Active deposition of travertine (calcareous sinter) and carbonitization of all rock units continue to occur associated with a series of active hot and warm springs.  Silica sinter has been mapped in several areas often immediately underlying the travertine.  Many of the mineralization zones and alteration are also associated with red-brown limonitic staining and iron oxides probably related to the weathering minor amounts of iron rich sulphides.  The structural setting of the Marimba Project is highly complex.  The sub-parallel, regional-scale, NE-SW to nearly E-W trending, Camotan and Jocotan Faults are dominant structures in the area.  They are interpreted as steeply dipping transcurrent faults with predominantly strike-slip displacement however evidence also suggests a component of low angle thrusting, most notably in the Cerro T area.  Between these two major structures, cross structures are numerous with the orientation of these secondary structures being highly variable.  Prominent NW-SE structures form the eastern and western boundary faults for the Jocotan Graben, an apparent pull-apart feature with long-lived volcanic activity including the emplacement of the prominent rhyolite domes in the Goliath area. The thick volcano-sedimentary sequence has been affected by at least one major folding event.  The fold axes are sub-parallel to the Jocotan Fault.  Brittle cracking of the lowermost portion of the massive limestone unit in this sequence may have been a significant feature in creating open spaces later used and filled by mineralizing fluids.

Several mineralized zones have been identified on the Marimba Project.  Individual zones have had varying amounts of exploration and as such the current level of understanding differs greatly.   The known precious metal showings on the Marimba Project outcrop over an area of six kilometres by three kilometres hosted in a variety of altered units including silicified schists and jasperoidal (silica replaced) limestones.  The Cerro T Zone is located in the central portion of the Marimba Project, adjacent to the main highway.  This two kilometre long by 0.4 to 0.9 kilometre wide gold bearing zone is centred over a topographic high elongated in an east-northeast orientation.  Mineralization is concentrated at the base of a massive limestone unit near the contact with thin bedded limestone and calcareous siltstone.  Primary control to the mineralization appears to be faulting and fracturing related to the Camotan Fault and associated splays.  Gold in outcrop averaged between 1.0 and 1.7 g/t Au.  A two phase drill program has been completed and results are discussed under Exploration.  There are strong geological similarities between Cerro T and the low-grade (0.77g/t Au) San Martin gold deposit in Honduras.  San Martin is being mined by Glamis Gold and produced nearly 130,000 ounces of gold at a total cash cost of US$106 per ounce during 2002.  Lantiquin Zone mineralization consists of highly carbonate altered and silicified limestone and sedimentary rocks.   Host rocks include clay altered phyllites, carbonate altered schist and intrusive rock, and silicified thin bedded limestone.  A brecciated zone cut by numerous centimetre-scale carbonate-quartz veins has been exposed for more than 400 metres in a roadcut along the Lantiquin Road.  Chip sampling over a 250 metre section of this road exposure returned low-grade, anomalous gold values ranging between 0.1 and 0.8 g/t Au.  Gold is strongly associated with arsenic (up to 3000 ppm) and moderately associated with antimony and mercury.  Gold bearing samples are characterized by brecciated, altered rock often containing variable amounts of iron oxide, trace stibnite, and fine pyrite.  The anomalous samples outline a zone roughly two kilometres long by one kilometre wide.   The Goliath Zone is located at the base of a large rhyolite dome complex underlying the western potion of the Marimba Project.  Mineralization consists of is detrital sinter, highly anomalous in trace elements and widespread, silicified, tectonic breccias with abundant limonitic gauge, grey silicified clasts and minor stibnite.  Samples are generally weakly anomalous in gold (50 to 500 ppb Au) with anomalous values in antimony, arsenic and mercury.  Other mineralized Zones (including Marimba and Jocotan) consisting of quartz veins and silicified limestone associated with gossanous, iron oxide-rich fractures with irregular fluorite and stibnite is found in other parts of the Project.  Prospecting along prominent topographic lineaments noted in satellite imagery has located additional mineralized areas.

No Resource or Reserve has been defined within the Marimba Project.  No underground exploration has occurred on the Marimba Project.  No surface equipment or plant exists at the Marimba Project.  There is no other information not presented here that would allow for a more accurate evaluation of the geological merits of the Marimba Project.

3.

Holly/Banderas Project - Guatemala

The Holly/Banderas Project consists of two granted exploration concessions and one application for exploration concession (which application is pending) covering approximately 25,300 hectares.  As at March 31, 2004, the Company has incurred a total of $1,236,700 in exploration expense on the Holly/Banderas Project.

Under a March 28, 2003 agreement (the “Holly/Banderas Option & Put Agreement”), the Company granted PilaGold an option to earn a 60% interest in the Holly/Banderas Project (the “Holly/Banderas Option”).  The Holly/Banderas Option is exercisable by PilaGold (a) paying US$500,000 to the Company over a three year period and (b) incurring exploration in the amount of US$4,000,000 within three years of the date of the approval of the Exchange of the Marimba Option Agreement.  PilaGold has delayed payment to the Company and the Company had agreed to that delay on account of the pending Amalgamation.  PilaGold has incurred a total of $433,700 (US$331,000) in exploration expense as at March 31, 2004.  The Holly/Banderas Option & Put Agreement is currently in good standing.

Following the exercise of the Holly/Banderas Option by PilaGold, the Company has the right to cause PilaGold to purchase the remaining 40% of the Holly/Banderas Project in consideration for PilaGold granting to the Company a 40% equity interest in PilaGold, on a fully diluted basis (the “Holly/Banderas Put Option”).

In the event that the Company does not exercise the Holly/Banderas Put Option, the Company and PilaGold are to enter into a joint venture agreement for the development of the Holly/Banderas Project.

The details of these Holly/Banderas concessions are set out in the below table:

-#-

Granted Licences (15,313.70 ha)
	Name	ID No.	Valid	Area (ha)	Details
1	Dorita	LEXR-032		5370.20	granted Sept. 28, 1999
2.	La Joya II	LEXR-619		9943.50	granted Feb. 27, 2002
Applications (9,994.82 ha)
3	El Dorado*	SEXR-813		9,994.82	applied for May 16, 2003
	Total			25,308.52

*

Only 82.7 of the 9,994.82 hectares are subject to the Holly/Banderas Option & Put Agreement

Greg Smith, B.Sc, P.Geo, has prepared a National Instrument 43-101 Technical Report on the all of the Guatemala Projects of the Company including the Holly/Banderas Project.  The Technical Report may be viewed in the internet at www.sedar.com.  The following is a brief summary from that report and additional updated information, as it relates to the Holly/Banderas Project:

Exploration and Development History

Government geology maps completed in the early 1970’s mapped altered rhyolite volcanics, travertine deposits and active hot springs in the area of the Eastern Projects.  Previous exploration at the Holly Project was evidenced by a series of shallow pits and trenches however no detailed descriptions of this work exists.  There is no evidence of previous exploration at the Banderas Project area.

The Company acquired ground in 2001 and completed widespread rock, soil, and stream sediment sampling. Additional evidence of mineral potential was provided by silica and clay alteration exposed during the building of a new highway in 2002 at the Holly Zone.   The central and eastern portion of Guatemala has become an attractive target partially due to the continued success of the Company to discover new gold mineralized systems along the same structural trend.

Exploration by the Company and joint venture partner PilaGold within the Eastern Guatemalan Projects is most advanced on the Holly/Banderas Project and has included stream sediment sampling, soils, and both outcrop and float rock sampling.   Work has also included trenching on areas of known mineralization as well as continuous chip sampling along accessible roadcuts.   Both the Holly and Banderas Projects have received initial stage drill programs.

Gridded soil lines have been completed over the mineralized zones.  Within the Holly Project portion targets were defined by exploration which included a total of 849 rock, 1114 soil, and 65 silt samples collected and analysed.  Significant anomalies were generated for gold in rock, soil, and stream sediment sampling.  Gold anomalies are variably associated with some or all of silver, arsenic, lead, antimony, and tungsten in selected areas.  Zones identified include; The Trench Ridge, Holly Ridge, Trail Zone, Construction Road, and Karen Zones.  Many of the zones have very significant amounts of silver associated with the higher gold values, ranging up to 3844g/t Ag at Karen and 1423g/t Ag at Holly ridge.  Gold values define a series of parallel zones along the prominent N-S structural trends.   An example includes trench HOL-R12 where a one metre chip (Holly Ridge) returned 67.8g/t Au and 1937g/t Ag with weakly anomalous levels of lead at 35ppm and 61ppm tungsten.  Trench HOL-R02, a 2.0m chip of quartz vein on Trench Ridge, assayed 17.8g/t Au and 788g/t Ag with anomalous levels of arsenic at 21ppm, 42ppm lead and 22ppm tungsten.  The Holly Project was tested by seven diamond drill holes in 2002 and eight RC drill holes in 2003. Significant intercepts were encountered in the Holly Ridge, Trench Ridge and Trail Zones.  Highlights of the first phase of drilling include: HDD-4 intersected 6 metres assaying 43.56 g/t gold and 1,617 g/t silver within a broader interval of 21 metres that assayed 13.74 g/t gold and 544 g/t silver.  At the Trail Zone HDD-5 intersected 10.60 metres assaying 7.95 g/t gold and 263.4 g/t silver and at the Holly Ridge Zone, HDD-1 intersected 14.20 metres assaying 4.14 g/t gold and 150 g/t silver.  All holes were drilled at -45degrees and the geometry of the veins and breccia zones indicates that true thickness of the structures will be 75 to 90% of the reported intersections.  Phase II drilling consisted of eight RC holes totalling 1013.3 metres completed in May 2003.  Results include; HRC01-10.7m @ 4.8g/tAu, HRC03-12.2m @ 0.98g/tAu, and HRC04-6.1m @ 1.46g/tAu, with holes #5 through #8 not returning significant intersections.

The Banderas Project is located 10km SE of the Holly Project and has undergone geological mapping, prospecting, and soil and rock sampling, and trenching.  Gold mineralization is hosted by andesitic flows and tuffs within a rhyolite dome field.  Epithermal quartz-veins and pyritic, quartz-breccia bodies occur in two parallel N-S trending zones.  Targets were defined through the collection of 1349 rock samples (312 from trenches), 2126 soils, and 56 stream sediments.   Rock chip sampling within the altered units has returned gold grades up to 2.5 g/t and a 2.5 km-long soil line has generated anomalous values for the entire length.  The strongest zone discovered to date hosts mineralization grading up to 14.59g/t Au and 330 g/t Ag., occurring as outcrop and float in a 600m by 400m NW-elongate area on the northern part of the Cerro Golera trend.  Soil sampling over the mineralized zones returned gold and arsenic anomalies outlining the known mineralization and new areas that are presently being investigated.  The grid is being expanded to cover the area between the trends and to the east and west to close off the open anomalies.  Eight additional trenches were completed at Banderas which targeted the northern extension of the M28 zone, and the Pyramid Hill zone, a parallel structure roughly 500 m west of the M28 zone.  The trenches tested veins following up on high grade float and outcrop samples from previous work.  At Pyramid Hill, trenching exposed quartz veins 1-2m wide and silicified breccias up to 6m wide over 600m strike length of the zone. The best result was 6.95 g/t Au over 4.8m from vein and breccia material in trench PHT003, which included 10.3 g/t Au over 2.1m from the quartz vein itself.  Trench M28T012, across the original M28 vein discovery, averaged 12 g/t Au and 269 g/t Ag over 7.0 metres (15.8 g/t gold equivalent at 70:1 Ag:Au).   Additional trenching at Banderas has returned; T02-4.4m @ 12.5g/t Au and 41.2 g/t Ag, T03-3.5m @ 1.6g/t Au and 1074.8g/t Ag, T05-2.1m @ 6.2g/t Au and 8.3g/t Ag, T08-6.7m @ 4.3g/t Au and 72.0g/t Ag.

Phase 1 core drilling consisted of 902m in 10 holes, completed in October 2003.  A second 12 hole (1,643m) core drilling program was completed in mid-March 2004, and was designed to test for strike and dip extensions to known mineralization on the main Pyramid Hill and M28 trends  Highlights of the recently completed drilling include intersections of 11.6 g/t Au equivalent over 2.2m in hole BDD-014; 8.5 g/t Au equivalent over 2.6m in hole BDD-019 including 16.1 g/t Au equivalent over 1.2m; and 5.2 g/t Au equivalent over 6.7m in hole BDD-022, including 13.3 g/t Au equivalent over 0.9m..  Parallel vein structures have been traced in outcrop and float up to 2,500m along strike, and at least 5 vein systems have been identified on the property to date.

Geology, Mineral Deposits and Resources

The geology of the Eastern Guatemalan Projects (including the Holly/Banderas Joint Venture) can be broadly separated in three sectors.  The first is the Northern Portion of the Area underlain by phyllite and schist of the Paleozoic Santa Rosa Group.  The Southern Portion is dominated by Quaternary volcanic and recent cover.  The main area of interest is the Central Portion of the project comprised of Cretaceous to Quaternary sedimentary and volcanic units in both unconformable and faulted contact.  The Jocotan Fault runs through this Central Region which is also highly faulted and fractured by a series of NNW-SSE and N-S faults.  The large Chiquimula Pluton of Cretaceous age has intruded the basement rocks near the northern boundary.  This 10km by 10km sized intrusive body appears largely unaltered and only rarely fractured.  Marginal porphyritic phases are exposed on the southern and western margins of the pluton.  A one square kilometre area in the central portion is covered by calcareous travertine that has been deposited from recently active hot spring.  The dominant alteration is pervasive weak to strong silicification.  A series of NNW-SSE faults and fracture sets cut the Holly Project (central portion of the Eastern Guatemala Projects).  Mineralized structures with significant gold contents are most often orientated along this structural trend.

The most advanced area within the Eastern Guatemalan Projects is the Holly/Banderas Project where several mineralized zones have been identified.  The precious metal showings on the Holly Project outcrop over an area of 2.0 kilometres by 1.5 kilometres hosted in a variety of altered units including silicified schists and volcano-sedimentary rocks.  Controls on mineralization include lithologies, structures, alteration related to felsic volcanism and possibly high level intrusives.  The Holly Ridge Zone is located in the central portion of the Holly Project, adjacent to the main highway.  This 700m by 300m gold bearing zone occurs in variably silicified volcano-sedimentary units on both flanks of a prominent east-west trending ridge.   Mineralized structures in the area appear to be a series of en-echelon and/or discontinuous and sub-parallel silicified zones and quartz veins dominantly trending 10 to 30 degrees east of N-S and dipping steeply to the west.  At the Trail Zone highly silicified finely bedded sedimentary rocks are exposed along a foot trail near the base of Holly Ridge.  At the Trail Zone silicification is widespread (400m by 550m) however gold values are highly variable.  The Trench Ridge Zone has been exposed for more than 500 metres along a prominent ridge west of the main highway.   Mineralization has been outlined in channel, grab, and soil samples with an average width to the Zone of 250 metres.  Individual mineralized structures closely parallel those of Holly Ridge with an average orientation of 160o.  Mineralization at the Construction Road Zone is spatially related to the large rhyolite dome.  A 150 metres long roadcut, created during the construction of the new highway returned a weighted average for a series of chip samples of 1.69g/t Au & 5.1g/t Ag over 40.0m.  The Karen Zone is located 200 metres north of Holly Ridge.   Mineralization consists of a series of highly variable gold-bearing quartz veins hosted by schist.  Very fine grey sulphides, believed to carry the high silver grades, are irregularly distributed throughout the veins.

The Banderas mineralized zone is located 10 km SE of the Holly Prospect.  The area is host to a complex of overlapping rhyolite domes formed at the rim of a basin that covers some 64 square kilometres.  Gold mineralization within the basin is associated with hydrothermal brecciation and pervasive silicification of the host rocks.  The Banderas epithermal vein system extends a strike length of at least 600 metres.  A low angle vein (dipping 40º west), on surface averaging 2-6 m in thickness, was located at the north-east end of the Banderas soil anomaly.   Similar banded, high-grade, Au/Ag quartz veins occur in float and outcrop elsewhere on the property.  Mineralized zones include the M28 zone, and the Pyramid Hill zone, a parallel structure roughly 500 m west of the M28 zone.  Mineralized pyritic silicified breccias, are known to occur in the hanging wall and/or footwall of the main vein structures at Banderas.  Higher grade float and outcrop samples also exist.  Preliminary petrographic examination of vein material from Banderas, carried out at the University of British Columbia, identified mineralogical and textural evidence which suggest that the Banderas veins are at a relatively high level in the mineralizing system, with good potential for the mineralized horizon to extend to deeper levels. In contrast, the presence of base metal sulphides and the absence of chalcedonic silica in samples from the Holly prospect, suggest a greater depth of formation.  The main M28 vein structure has now been drill tested over 350m strike length on 3 sections, up to 180m down dip.   The 130-140º trending vein is generally 2-5m wide and dips 30-40º to the west, occurring at the contact between basement andesites and overlying rhyo-dacites flows.  In this case the structure appears to be sub-horizontal, or may have been disrupted by "east side down" normal faulting, to produce vein intercepts which step down to the east.  The Pyramid Hill vein structure has been drill tested over 1,500m strike on 3 sections, up to 90m down dip.   This 130-140º trending structure dips sub-vertically, with multiple vein intercepts in a structural zone up to 50m wide on one section.  Again, the veins occur along the contact between andesites and overlying rhyo-dacites flows.  Gold and silver mineralization in both zones is generally associated with banded white chalcedonic quartz and black (silver sulphide) "ginguro" bands. Significant gold values generally fall in the 2-12 g/t range with local high grade values up to 18.7 g/t (over 1.5m).  Addition mineralization has been outlined on the Eastern Guatemalan Projects at the Cieba and Ivy Projects.

No Resource or Reserve has been defined within the Eastern Guatemala (including Holly/Banderas) Projects.  No underground exploration has occurred on the Eastern Guatemala (incl. Holly/Banderas) Projects.  No surface equipment or plant exists at the Eastern Guatemala (incl. Holly/Banderas) Projects.

4.

Eastern Guatemala Project - Guatemala

The Eastern Guatemala Project is located in eastern Guatemala and is a collection of 10 exploration concessions covering approximately 114,964 hectares.  All of these concessions are granted, except for three which remain in the application stage.  All of these concessions were acquired by the Company by staking.

The details of these Eastern Guatemala Project licenses are set out in the below table:

Granted Licences (50,569.09 ha)
	Name	ID No.	Area (ha)	Details
1	EXM	LEXR-621	4,800	granted Nov. 6, 2001
2.	La Joya I	LEXR-618	9,717.15	granted Feb. 27, 2002
3.	San Diego I	LEXR-699	9,922.62	granted Mar. 5, 2003
4.	San Diego II	LEXR-698	9,949.98	granted Sept. 27, 2002
5.	Los Encuentros	LEXR-711	4,400	granted Oct. 26, 2002
6.	El Carrizal	LEXR-713	6,723.47	granted Oct 16, 2002
7.	Carolina	LEXR-730	5,055.87	granted Nov. 30, 2002
	Sub-total
Applications (64,394.94 ha)
1.	El Tablon	SEXR-712	9,394.94	application
2.	Cabanas	SEXR-744	5000.00	application
3.	El Sauce	SR-80	50,000	application
	Sub-total
	Total		114,964.03

Greg Smith, B.Sc, P.Geo, has prepared a National Instrument 43-101 Technical Report on all of the Guatemala Projects of the Company including the Eastern Guatemala Project.  The Technical Report may be viewed in the internet at www.sedar.com.  See Mr. Smith’s summary under “Item 3. Holly/Banderas Project – Guatemala” above which includes information on the Eastern Guatemala Project.

Nicaragua Properties

The following are the Nicaragua Properties of the Company:

1.

El Pavon (formerly called Las Brisas) Project - Nicaragua

The El Pavon Project is located in central Nicaragua and is comprised of two granted exploration licences and five applications for exploration licenses, covering a total of approximately 210,939 hectares.  All of the licenses were staked by the Company.

The details of these El Pavon licenses are set out in the below table:

	Name	Valid	Area (ha)	Details
1	Geminis	25 years	37,325	granted Feb. 11, 2004
2.	Natividad	25 years	10,906	granted Feb. 11, 2004
	Sub-total
1.	Natividad II	pending	40,524	applied for Sept 23, 2003
2.	Geminis II	pending	11,824	applied for Oct 6, 2003
3.	El Milagro I	pending	16,483	applied for July 28, 2003
4.	La Rowena	pending	45,039	applied for Aug 8, 2003
5.	La Esperanza	pending	48,838	applied for Aug 8, 2003
	Sub-total
	Total		210,939

Greg Smith, B.Sc, P.Geo, has prepared a National Instrument 43-101 Technical Report on all of the Nicaragua Projects of the Company including the El Pavon Project.  The Technical Report may be viewed in the internet at www.sedar.com.  The following is a brief summary from that report and additional updated information, as it relates to the El Pavon Project:

Exploration and Development History

Several areas of old adits and workings exist in the Las Brisas area however there is no documented exploration prior to the Company.

Exploration completed by the Company has outlined mineralization on the Las Brisas Project at the Pavon North, Pavon Central and Pavon South Zones.  These zones were discovered by prospecting teams in 2003.  Initial prospecting and trenching have been carried out and road cut outcrops sampled.  A total of 394 float and outcrop rock samples, 290 trench samples, 730 soils, and 125 stream sediments and pan concentrates have been collected and analysed.

Pavon Zone  The most detailed work to date has been completed at the Pavon South Zone.  The mineralization has been trenched in numerous places over strike length of 900 m and is open along strike in both directions.  At least two of the trenches TRP 8 and TRP 9 apparently did not test the full width of the vein: last sample in Trench TRP 9 finished in mineralization and returned 0.5 m @ 41.1 g/t gold.  Approximately 200 metres of strike length for the Pavon North Vein has been trenched to date.  A single grab sample of quartz vein material which assayed 12.1 g/t gold was collected directly along strike, approximately 800 m southeast of trench TRN--B.  Vein material returning 2 m @ 5.5 g/t gold has also been chip sampled 200 m to the northwest of Trench TRN--A, giving a total potential strike length to date of 1,000 m.   Hand-trenches have been dug across the zones.  The trenches returned the following gold results: TRP2-8.4m @ 21.7g/t, TRP4-5.0m @ 3.9g/t, TRP6-7.7m @ 6.1g/t, TRP8-14.3m @ 4.3g/t, TRP9-9.8m @ 6.8g/t.  An all-season road cuts the area.   Outcrop in the area of the discovery is extremely poor, and trenching or pitting through extensive soil development was used to trace veins.

Patriota Zone   La Patriota is located approximately 25km southeast of the El Pavon Zone, also discovered by the Company.  It appears to be related to the same north-south trending structural zone.   To date, alteration and gold mineralization has been mapped and sampled along a strike length of over 1,200m.  Eighteen reconnaissance chip samples were taken on three zones -- north zone central zone and the south zone.  Results include; #53157-1.0m @ 33.0g/t Au and 100g/t Ag, #53158-2.0m @ 8.4g/t Au and 54g/t Ag, #53159-1.0m @ 81.4g/t Au and 86g/t Ag, #53162-2.0m @ 32.5g/t Au and 30g/t Ag, #53164-1.0m @ 14.7g/t Au and 135g/t Ag, #53165-0.5m @ 2.9g/t Au and 44g/t Ag, and #53168-2.5m @ 24.2g/t Au and 33g/t Ag.

Geology, Mineral Deposits and Resources

The host rocks are a series of intermediate volcanic flow and pyroclastic rocks, with more felsic rocks outcropping to the east.  Roughly 3km of veins identified to date within a 5km by 2.5km area.  The veins trend 160º, with a subordinate of 120º and are mostly steep.  They range from 20cm to 12m in width.  The veins are hosted by a series of intermediate to felsic volcanic rocks in rolling, easily accessible terrain.

In the northern portion of the Las Brisas Project approximately three kilometres (total aggregate strike length) of veins have been mapped to date within a five kilometre by 2.5km area, the Pavon Zone.  The veins trend 160º, with a subordinate of 120º and are mostly steep.   Individual veins range from 20cm to 12m in width.  To date, two principal veins - Pavon South and Pavon North - have been located within the area.  In addition to the Pavon North and South veins, a series of mineralized zones were exposed in other reconnaissance trenches while tracing the main high grade vein: all of the trenches returned anomalous gold values. Additional sub-parallel veins are known to occur 2 km to the west of the Pavon trend and follow-up work is on going.

No Resource or Reserve has been defined within the Las Brisas Project.  No underground exploration has occurred on the Las Brisas Project.  No surface equipment or plant exists at the Las Brisas Project.  There is no other information not presented here that would allow for a more accurate evaluation of the geological merits of the Las Brisas Project.

2.

La Patriota (also formerly called Las Brisas) Project - Nicaragua

La Patriota Project is located 25 kilometers south of El Pavon.  This project is comprised of one granted exploration licence. This license was acquired by the Company by way of staking and covers approximately 43,131 hectares.

The details of the La Patriota license are set out in the below table:

Granted Licences (43,131 ha)
	Name	Valid	Area (ha)	Details
1	El Milagro II	25 years	43,131	granted Feb 11, 2004
	Total		43,131

Greg Smith, B.Sc, P.Geo, has prepared a National Instrument 43-101 Technical Report on the all of the Nicaragua Projects of Radius including the La Patriota Project, which therein is referred to as the Patriota Zone.  The Technical Report may be viewed in the internet at www.sedar.com.  See Mr. Smith’s summary under “Item 1. El Pavon (formerly Las Brisas Project) - Nicaragua” above which includes information on the La Patriota.

3.

Paraska Project - Nicaragua

The Paraska Project is located approximately 25 kilometers east of El Pavon.  This project is comprised of one application for an exploration license. This exploration license was acquired by the Company by way of staking and covers approximately 16,800 hectares.

The details of this Paraska license are set out in the below table:

Application (16,800 ha)
	Name	Valid	Area (ha)	Details
1	Perdida	25 years	16,800	applied Dec 16, 2002
	Total		16,800

Greg Smith, B.Sc, P.Geo, has prepared a National Instrument 43-101 Technical Report on all of the Nicaragua Projects of Radius including the Paraska Project.  The Technical Report may be viewed in the internet at www.sedar.com.  See Mr. Smith’s summary under “Item 1. El Pavon (formerly Las Brisas Project) - Nicaragua” above which includes information on the Paraska Project.  Mr. Smith has also prepared this separate summary.

Exploration and Development History

Several areas of old adits and workings exist on the Paraska Project however there is no documented exploration prior to the Company.   A number of the drainages in the area show signs of having been exploited for alluvial gold.  No records of these activities exist.

Exploration completed by the Company has outlined mineralization on the Paraska Project.   These zones were discovered by prospecting teams in 2003.   Initial prospecting and chip sampling have been carried out.   Exploration has consisted of remote sensing including air photos, landsat images, and side looking radar (SLAR).   Each of these resulted in a series of linear structures and structural intersections which were the priority for the first phase sampling.   Ground work on the project has included prospecting, geological mapping, and geochemical sampling.   Geochemical sampling has resulted in a total of 317 float and outcrop rock samples, 135 soils, and 76 stream sediments and pan concentrates collected and analysed.   Outcrop samples have returned 17 samples greater than 1.0g/t Au and an additional 41 samples greater than 100 ppb Au.   Three samples returned greater than five grams per tonne gold.   Anomalous values of >50 ppb Au have been returned by 76 samples.   Silver values were generally anomalous in association with highly elevated gold values and those samples returning greater than 1g/t Au also averaged 11g/t Ag.

Geology and Mineralization

The Paraska Project is underlain by a mixed package of sedimentary, volcanic, and ultramafic rocks.   Basement units consist of phyllite, andesite, and serpentinite.  These rocks are overlain by volcanics ranging from basalt to dacite.  Few contacts between the different rock units are exposed and mapping is based on the distribution of very limited outcrop and abundant float.

The Paraska Project contains a series of mineralised quartz veins which have been outlined by prospecting, and rock and soil sampling.  Mineralization at Paraska consists of sugary quartz veins, druzy quartz, boxworks, with disseminated MnO and FeOx.   The quartz veins are 15 to 100 centimetres wide, with quartz occurring as crustiform, banded, open space and druzy silica commonly with pyrite relicts.   Host rock is silicified andesite to basalt normally clay altered and silicified.   Other forms of quartz are not uncommon including banded, sacaroidal, crustiform, and sacaroidal.  Samples are oxidized with iron oxide, limonite and goehite occurring often.   Visible gold occurs rarely.

No Resource or Reserve has been defined within the Paraska Project.   No underground exploration has occurred on the Paraska Project.   No surface equipment or plant exists at the Paraska Project.   There is no other information not presented here that would allow for a more accurate evaluation of the geological merits of the Paraska Project.

4.

Juigalpa Project - Nicaragua

The Juigalpa Project is located in southern Nicaragua.  This project is comprised of two granted exploration licenses and one application for an exploration license and covers approximately 37,500 hectares. All of the licenses were acquired by the Company by way of staking.

The details of these Juigalpa licenses are set out in the below table:

	Name	Valid	Area (ha)	Details
1	Casiopea	25 years	5,600	granted August 19, 2003
2.	Escondida	25 years	10,100	granted August 19, 2003
	Sub-total
1.	Santa Tomas	pending	21,800	applied for July 8, 2003
	Sub-total		21,800
	Total		37,500

Greg Smith, B.Sc, P.Geo, has prepared a National Instrument 43-101 Technical Report on the all of the Nicaragua Projects of the Company including the Juigalpa Project.  The Technical Report may be viewed in the internet at www.sedar.com.  The following is a brief summary from that report, as it relates to the Juigalpa Project:

Exploration and Development History

Between 1981 and 1991 the Swedish Geological Survey in conjunction with the Nicaraguan Ministry of Mines completed a country wide program of geological mapping, and geophysical and geochemical surveying.   These programs concentrated on known gold mining districts and volcanic terrenes in the western portion of the country.  A series of anomalous zones were outlined in the southern states of Boaco and Chontales and several of these are now covered by the Company’s Juigalpa Project.

Exploration completed by the Company has outlined mineralization on the Paraska Project.   These zones were discovered by prospecting teams in 2003.   Initial prospecting and chip sampling have been carried out.   Exploration has consisted of remote sensing including air photos, landsat images, and side looking radar (SLAR).   Each of these resulted in a series of linear structures and structural intersections which were the priority for the first phase sampling.   Ground work on the project has included prospecting, geological mapping, and geochemical sampling.   Geochemical sampling has resulted in a total of 317 float and outcrop rock samples, 135 soils, and 76 stream sediments and pan concentrates collected and analysed.   Outcrop samples have returned 17 samples greater than 1.0g/t Au and an additional 41 samples greater than 100 ppb Au.   Three samples returned greater than five grams per tonne gold.   Anomalous values of >50 ppb Au have been returned by 76 samples.   Silver values were generally anomalous in association with highly elevated gold values and those samples returning greater than 1g/t Au also averaged 11g/t Ag.

Geology and Mineralization

The Paraska Project is underlain by a mixed package of sedimentary, volcanic, and ultramafic rocks.   The mineralized structures are hosted by variably silicified, argillised, and sericite-altered andesite which often contains limonite on fractures and occasionally quartz veins as stringers or stockworks.

The Juigalpa Project is located in south-central Nicaragua.  The Project area was staked based on exploration work carried out by a joint Nicaraguan –Swedish government geology program completed in the 1980’s and 1990’s.   Style of mineralization included quartz veins and silicified breccias which have been outlined by prospecting, and rock and soil sampling.  Additionally zones of silicification within the host volcanics have been identified.  Mineralization within the Juigalpa Project consists of a series of variable quartz and quartz/carbonate veins and silicified and brecciated zones.  The vein material includes chalcedonic, crustiform, banded, colloform, breccias, and coarse subheadral to sugary quartz crystals.   Surfical material shows variable levels of oxidation with common sooty black sulphide/oxide material and manganese and iron oxides reflective of a trace to minor sulphide content in the un-weathered veins.   Rare pyrite occurs as fine brassy subhedral crystals.   High grade material collected from float in a large field consisted of a mix of vein blocks, tectonic rehealed breccias, with white to light grey quartz flooding, and banded broken silica.

No Resource or Reserve has been defined within the Juigalpa Project.   No underground exploration has occurred on the Juigalpa Project.   No surface equipment or plant exists at the Juigalpa Project.   There is no other information not presented here that would allow for a more accurate evaluation of the geological merits of the Paraska Project.

5.

Other Projects - Nicaragua

The Company has a collection of another 19 applications for exploration licences covering approximately 533,136 hectares.  These properties are located throughout Nicaragua.  All of these applications for exploration licences were acquired by the Company by way of staking.

Nicaraguan Exploration and Development History

Some of the areas comprised of the Other Projects of the Company have had limited past gold exploration and small scale production, however much of the ground has never been looked at and very little modern exploration has taken place in Nicaragua.

The Company began acquiring ground in Nicaragua in 2003 and has completed remote sensing interpretation, geological mapping, prospecting, stream sediment sampling, gridded soils, float and outcrop rock sampling.   Many of the anomalies generated by this work were previously unknown in areas with no documented exploration or mining activity.

Geology, Mineral Deposits and Resources

The Other Projects are underlain by a mixed package of sedimentary, volcanic, and in places ultramafic rocks.  Basement units consist of phyllite, andesite, and serpentinite.   These rocks are overlain by volcanics ranging from basalt to dacite.   Few contacts between the different rock units are exposed and mapping is based on the distribution of very limited outcrop and abundant float.   Locally the most abundant lithology consists of sheared, dark-grey to black serpentinite typically including blocks of relatively massive ultramafic rock.   Rocks in various portions of the Other Projects have been affected by strong hydrothermal alteration.  Most are interpreted to be largely altered andesite and dacite flows and tuffs, which varying and quite often substantial destruction of original texture.  Silicification and sericitisation is in cases ubiquitous, commonly containing small, irregular cavities lined with quartz crystals, and cut by narrow, locally abundant quartz veinlets.   The altered rocks contain variable amounts of limonite, most abundantly in quartz-filled cavities and in pseudomorphs of mafic minerals, but also along veinlets and fractures.  This limonite appears to represent largely oxidized pyrite.   The structural setting of the Other Nicaraguan Projects is highly complex reflecting the long-lived and highly active nature of the tectonics in this part of the world.  Several phases of activity have resulted in a variety of structural regimes over time and in some cases the reactivation of existing structures has resulted in individual structure with more than one sense of movement.   The NE-SW trending, regional scale Punta Huete Fault is the primary structural control in the northern and north-eastern regions.   Significantly the gold deposits of El Limon, Suina, and Bonanza occur spatially related to this structure.   The dominant local structures appear to be, often unexposed, shears and/or faults most often near perpendicular to the more regional structures.  These structures are interpreted as normal faults with dominantly left lateral movement.  Secondary structures of any orientation have potential to be associated with mineralized zones having allowed pathways for fluids especially where dilatent zones have developed as flexures or jogs.

A number of mineralized areas comprised of gold bearing quartz veins have been outlined by prospecting, and rock and soil sampling.  Additionally zones of silicification within the host volcanics have been identified.

No Resource or Reserve has been defined within the Other Projects.  No underground exploration has occurred on the Other Projects.  No surface equipment or plant exists at the Other Projects.  There is no other information not presented here that would allow for a more accurate evaluation of the geological merits of the Other Projects.

Item 5.

Operating and Financial Review and Prospects.

Overview

At the date of this Annual Report, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or being able to realize the costs incurred on a subsequent disposal of the property.

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  The Company’s sole source of financing is by the issue of common stock from treasury.  The Consolidated Financial Statements includes additional comments that state that conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments as a result of this uncertainty.

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 14 to the Consolidated Financial Statements.

Strategic Transaction

The Company and PilaGold Inc. have agreed, subject to the satisfaction of certain conditions, to amalgamate and continue as one company, Amalco, pursuant to the provisions of the BCBCA. The Amalgamation Agreement provides that the holders of Radius shares shall receive one (1) Amalco share for every one (1) Radius share held and PilaGold shareholders shall receive one (1) Amalco share for every two and one-quarter (2.25) PilaGold shares held.  The name of Amalco shall be “Radius Gold Inc.” or such other name as approved by TSXV and the directors of Amalco.

A.

Operating Results.

Critical Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States of America, except as explained in Note 14.  The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala, Minerales de Nicaragua Sociedad Anómima, a company incorporated under the laws of Nicaragua and Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá. All significant inter-company transactions have been eliminated upon consolidation.

During the year ended December 31, 2003, the Company disposed of its 100% interest in Minera Interminus de Mexico S.A. de C.V., a company incorporated under the laws of Mexico, and recorded a loss on disposal of $910.

b)

Cash and cash equivalents

Cash and equivalents included highly liquid investments with original maturities of three months or less.

c)

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing resource properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in resource properties are credited to the carrying value of the resource properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its resource properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of resource properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d)

Capital Assets and Amortization

Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

Leasehold improvements

5 years

Furniture and equipment

5 years

Trucks

5 years

e)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

g)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities ere exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded form the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there was no difference in the calculation of basic and diluted LPS.

h)

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

i)

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

Results of Operations

Year Ended December 31, 2003 compared to December 31, 2002

The Company reported a net loss for the fiscal year ended December 31, 2003 of $1,722,063 or $0.06 loss per share, compared to a loss of $642,626 or $0.04 loss per share for the fiscal year ended December 31, 2002. This increase in the year ended December 31,2003 was due to an increase in write off of resource property costs (2003 - $446,529; 2002 - $114,895), increased administrative expenses (2003 - $1,282,071; 2002 - $614,290) and increased foreign exchange losses (2003 - $64,702; 2002 – Nil), that were offset by interest income (2003 - $72,149; 2002 - $32,689).

Write-offs of resource property costs for the current year consisted of the Company’s property examination costs relating to Cipres and Golazo concessions and costs on the abandoned Guatemala concessions of $108,332.

Administrative expenses for the fiscal year ended December 31, 2003 were approximately one hundred percent higher than for the fiscal year ended December 31, 2002. The primary reason for the increase was the increased shareholder communications costs of $531,813 compared to $92,521 for the fiscal year ended December 31, 2002. The reason for this increase was large volume mailouts being done to capture better market recognition.

Non-cash compensation charges for the fiscal year ended December 31, 2003 increased to $234,500 compared to nil in the fiscal year ended December 31, 2002 due to consultants being granted options. Professional fees increased in the fiscal year ended December 31, 2003 to $54,427 compared to $31,077 in the fiscal year ended December 31, 2002 due to legal fees on U.S. issues and an increase in auditing fees. Salaries for 2003 were comparable to 2002. Travel costs for the fiscal year ended December 31, 2003 were $90,446 compared to $42,130 for the fiscal year ended December 31, 2002 due to more travelling for investor relations. All other areas of administrative operations decreased due to shared office costs being billed out.

Year Ended December 31, 2002 compared to December 31, 2001

The Company reported a net loss for the fiscal year ended December 31, 2002 of $642,626 or $0.04 loss per share, compared to a loss of $1,105,740 or $0.07 loss per share in the 2001 comparative period. The decreased loss was a result of lower administrative costs of $614,290 compared to $1,128,601 which was offset by increased write-offs of mineral properties and deferred exploration costs (2002 - $114,895; 2001 - $55,365), and further offset by interest income (2002 - $32,689; 2001 - $57,445), offset by consulting income (2002 - $14,090; 2001 - $20,781) and offset by a recovery of rental expense (2002 - $39,780). The 2002 resource property write-offs consist of Radius’s property examination costs and deferred exploration costs on concessions in Guatemala.

Administrative costs declined sharply in the shareholder communication area (2002 - $92,521 compared to 2001 - $529,234) due to the decreased volume of press releases, information packages and attendance at conferences and exhibits. Salaries took a large decline in 2002 due to a smaller staff. The increase in other administrative costs was due to general continuance of day to day business.

Mineral Properties

During the year ended December 31, 2003, approximately $520,000 was spent on the Company’s 100% owned mineral properties in Guatemala. Of that amount, the major expenditure categories include approximately $370,000 for personnel related costs, such as salaries, geological consulting fees and medical expenses, $65,000 for administration and $85,000 for licenses and taxes. Approximately $670,000 was spent in Nicaragua. Of that amount the major expenditure categories include approximately $365,000 for personnel related costs, such as salaries, geological consulting fees and medical expenses, $80,000 for administration costs and $46,000 on licenses and taxes and legal costs.

During the year ended December 31, 2002, approximately $1.58 million was spent on Radius’s 100% owned mineral properties in Guatemala. Of that amount, the major expenditure categories include approximately $662,000 for personnel related costs, such as salaries, geological consulting fees and medical expenses, $190,000 for geochemistry and geophysics, and $184,000 for drilling.

During fiscal 2002, the Company spent approximately $78,000 on properties that it optioned to PilaGold and $63,000 on properties optioned to Gold Fields.  During the year ended December 31, 2001, Radius incurred exploration expenditures of approximately $2.5 million on exploration of its properties, almost all of which was spent on projects located in Guatemala. Of that amount, the major expenditure categories include approximately $1,045,000 for personnel related costs, such as salaries, geological consulting fees and medical expenses, $283,000 for vehicle and other travel expenses, $212,000 for licences, taxes, property payments, legal and accounting, and $202,000 for geochemistry and geophysics.

Per Share Losses

Although the loss for the year 2001 of $1,105,740, decreased to $642,626 in 2002 and increased to $1,722,063 in 2003, the loss per share for 2003 of ($0.06) was higher than 2002 ($0.04) and lower than 2001 ($0.07) due to the increase in issued and outstanding share capital (from 17,911,096 shares in 2001 to 22,705,896 shares in 2002 to 38,395,242 shares in 2003) and the resulting increase in the weighted number of shares outstanding.

Outlook

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

B.

Liquidity and Capital Resources

Year ended December 31, 2003 compared to December 31, 2002

During the 2003 fiscal year the Company’s cash resources increased by $12,927,332 compared to a decrease of $761,493 in 2002. The increase is a result of Radius receiving $15,386,927 from the sale of shares which includes gross proceeds of $9,817,500 from a private placement of units at $1.50 per unit and $500,000 from a private placement of units at $0.50 per unit. The balance of the increase resulted from the exercise of share purchase warrants and stock options. Radius spent $1,390,452 on its resource properties (2002 - $1,741,541).

As at December 31, 2003 Radius had a working capital of approximately $14.80 million compared to working capital of $1.95 million as at the fiscal year ended December 31, 2002. The increase in working capital is a result of Radius not spending the money it had raised from the sale of shares.

The Company’s paid up share capital as at December 31, 2003 was $27,539,692 representing 38,395,242 common shares without par value. The contributed surplus of $234,500 plus share capital, together with a deficit of $5,168,074, results in shareholders equity of $22,606,118 (2002 - $8,706,754). Details of share capital issuances are discussed in Note 6 to the Financial Statements. Subsequent to the 2003 fiscal year Radius received an additional $180,138 from the exercise of stock options and share purchase warrants.

Year ended December 31, 2002 compared to December 31, 2001

During the 2002 fiscal year the Company’s cash resources decreased by $761,493 compared to an increase of $2,073,536 in 2001. The decrease is a result of Radius spending $1,741,541 on its resource properties and raising cash of only $951,886 from the sale of shares. As at December 31, 2002 the Company had a working capital of approximately $1.95 million compared to working capital of $2.7 million as at the fiscal year ended December 31, 2001.

The decrease in working capital is a result of the expenditures on resource properties and a smaller amount of funds raised from the sale of shares. Radius’s paid up share capital as at December 31, 2002 was $11,652,765 representing 22,705,896 common shares without par value. The share capital, together with a deficit of $3,446,011, results in shareholders equity of $8,706,754 (2001 - $7,897,494).

C.

Research and development, patents and licenses, etc.

Not applicable.

D.

Trend Information.

The Company is an exploration stage natural resource company engaged in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable.  Consequently, there is no production, sales, or inventory in the conventional sense.  The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the commodities produced.

The Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

The following table lists as of December 31, 2003 information with respect to the Company’s known contractual obligations.

E.

Off-balance Sheet Arrangements

Not applicable.

F.

Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$181,835	0	$133,861	47,974	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0	0	0	0	0
Total	$181,835	0	$133,861	47,974	0

(1)

Amount indicated is the office rent lease for the Company’s head office in Vancouver, BC.

D.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of May 31, 2004 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

-#-

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Vancouver, BC, Canada	Director & President	September 30, 1997
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
Harmen Keyser Gibsons, BC, Canada	Director	September 9, 1997
Craig Bow Golden, Colorado, USA	Director	July 17, 2001
David Farrell Vancouver, BC, Canada	Director	June 15, 2001
Nicholas Glass Vancouver, BC, Canada	Director	January 14, 2003
Ralph Rushton Vancouver, BC, Canada	Vice-President, Corporate Development	May 2, 2003
Tim Osler Vancouver, BC, Canada	Corporate Secretary	May 7, 1998

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway - President and Director

Mr. Simon Ridgway is an exploration financier with 15 years experience financing and managing exploration companies operating in North, Central and South America.  Mr. Ridgway began his career prospecting for gold in the Yukon Territory where he learned the value added approach of grass roots exploration.  A firm believer in the gold potential of Central America, his practical, low cost approach to exploration management has led to major discoveries in Honduras, El Salvador and Guatemala.

Mario Szotlender - Director

Mr. Mario Szotlender holds a degree in international relations and has successfully directed Latin American affairs for numerous private and public companies over the past fifteen years, specializing in developing new business opportunities and establishing relations within the investment community. Mr. Szotlender has also operated several mineral operations in Venezuela, including the Las Cristinas in the 1980's.  He is currently the President of Mena Resources Inc. and Focus Ventures Ltd., and is a director of Endeavour Gold Corp.

Harmen J. Keyser - Director

Mr. Harmen Keyser has over 20 years exploration experience in North America and abroad. He is registered as a Professional Geologist with the Northwest Territories Association of Professional Engineers, Geologists, and Geophysicists. Since 1991, Mr. Keyser has been self-employed.  He is currently a director of the Company and PilaGold, and is the Vice-President, Exploration and a Director of North American Gold Inc.

Craig Bow - Director

Mr. Craig Bow is a professional geologist with over 25 years of exploration experience in North America and abroad.  Mr. Bow began his career as a Project Geologist with the Anaconda Company and subsequently worked ten years as an independent geologic consultant.  From 1993-1996 he worked as a Senior Geologist with Cyprus Minerals in Chile, and from 1996-1999 as Exploration Manager South America for Newcrest Resources.  Since 1999 he has been Exploration Manager, North America for Gold Fields Exploration, Inc.

David Farrell – Director

Mr. David Farrell is Vice President of Endeavour Financial, a private investment banking firm providing advisory services to small and mid-tier global mining companies.  At Endeavour, David is responsible for originating and implementing M&A and merchant banking transactions. His experience at Endeavour includes two years in its London office, structuring and closing multi-jurisdictional transactions in London’s mining finance market. Prior to joining Endeavour in 2000, David was a corporate solicitor with Stikeman Elliott specializing in project finance, securities and corporate law and is admitted to the bar in both England and British Columbia.

Nicholas Glass - Director

Mr. Nicholas Glass is a member of the Bar in British Columbia, England and Wales, and currently practises as a mediator and arbitrator in labour relations disputes and civil claims. He has been on the boards of two highly successful public companies, one of which was sold in 2002 for $40 million. Mr. Glass is also a director and officer of two private investment companies, with real estate and securities holdings in Canada, the U.S. and the U.K.

Ralph Rushton - Vice President, Corporate Development

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver. With 14 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe, Mr. Ruston’s current responsibilities include corporate development work and investor relations, and maintaining the Company’s links with senior mining companies.

Tim Osler - Secretary

Mr. Tim Osler, B.Sc., owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently producing.  Mr. Osler is currently Secretary of the Company and PilaGold, and a Director of Mena Resources Inc. and Focus Ventures Ltd.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation.

The Company has no executive compensation committee and no formal compensation policy. However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2003, the Company paid to its executive officers the following amounts:

Name	Position	Amount

Simon Ridgway	President	$96,000
Ralph Rushton	Vice-President, Exploration	$60,000

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of May 31, 2004 by all the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	320,000	$0.68	January 15, 2008
Mario Szotlender	40,000 140,000 120,000 300,000	$0.65 $1.00 $0.68	December 12, 2004 July 10, 2006 January 7, 2008
Harmen Keyser	40,000	$0.99	January 27, 2008
Craig Bow	100,000	$0.90	January 15, 2008
Nicholas Glass	70,000	$0.90	January 15, 2008
David Farrell	Nil (2)
Ralph Rushton	30,000 150,000 180,000	$0.95 $1.32	April 2, 2008 February 26, 2009
Tim Osler	55,000	$1.10	August 7, 2008

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  As a result of the pending amalgamation of the Company with PilaGold Inc., the next annual general meeting will be of the amalgamated company, to be held in the spring of 2005. There is no compensation committee.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D.

Employees.

As at December 31, 2003, the Company had 20 employees, 6 of which in the Vancouver office and 14 in Guatemala or Nicaragua.  Nine employees provide administrative or management services and 11 employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of May 31, 2004, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class(1)
Common	Simon Ridgway Vancouver, BC	3,198,700(2)	7.61%
Common	Mario Szotlender Caracas, Venezuela	1,175,100(3)	2.90%
Common	Harmen Keyser Gibsons, BC	224,000(4)	0.56%
Common	Craig Bow Golden, CO	100,000(5)	0.25%
Common	David Farrell Vancouver, BC	Nil	0.00%
Common	Nicholas Glass Vancouver, BC	70,000(6)	0.18%
Common	Ralph Rushton Vancouver, BC	197,000(7)	0.49%
Common	Tim Osler Vancouver, BC	593,450(8)	1.46%
Common	All Directors and Senior Management as a group (8 individuals)	5,558,650	12.89%

(1)

Based on 40,306,492 shares outstanding as at May 31, 2004, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

320,000 of these shares represent currently exercisable stock options; 1,409,800 of these shares represent currently exercisable share purchase warrants; and 350,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  894,000 of the free trading shares and 1,084,800 of the warrants are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(3)

300,000 of these shares represent currently exercisable stock options; and 50,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(4)

40,000 of these shares represent currently exercisable stock options; 50,000 of these shares represent currently exercisable share purchase warrants; and, 50,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(5)

100,000 of these shares represent currently exercisable stock options.

(6)

70,000 of these shares represent currently exercisable stock options.

(7)

180,000 of these shares represent currently exercisable stock options.

(8)

55,000 of these shares represent currently exercisable stock options; 295,000 of these shares represent currently exercisable share purchase warrants; and 25,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

Stock Option Plan

In May 2003, the Company established a Director and Employee Stock Option Plan, the material terms of which are as follows:

1.

the Plan reserves a rolling maximum of 10% of the issued capital of the Company at the time of granting of each option, with no vesting provisions;

2.

no more than 5% of the issued capital may be reserved for issuance to any one individual in any 12 month period;

3.

no more than 2% of the issued capital may be reserved for issuance to any Consultant (as defined by the TSX Venture Exchange) or to an optionee providing investor relations services in any 12 month period;

4.

the minimum exercise price of an option cannot be less than the Market Price (as defined by the TSX Venture Exchange) of the Company’s shares less any allowable discount;

5.

options will be granted for a period of up to five years, or 10 years if the Company becomes a Tier 1 company on the TSX Venture Exchange;

6.

options are non-assignable and non-transferable; and

7.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

As at May 31, 2004, there were 2,855,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares.  The following table sets forth to the best of the Company’s knowledge, as of May 31, 2004, the number of the Company’s Common Shares beneficially owned by (a) each major shareholder of the Company, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The major shareholders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, to the best of the Company’s knowledge, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Shareholder Name	Number of Shares	Percentage of Issued Shares(1)
Simon Ridgway	3,198,700(2)	7.61%
Gold Fields Limited	5,109,524(3)	12.68%

(1)

Based on 40,306,492 shares outstanding as at May 31, 2004, plus any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable within 60 days from the above date.

(2)

320,000 of these shares represent currently exercisable stock options; 1,409,800 of these shares represent currently exercisable share purchase warrants; and 350,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  894,000 of the free trading shares and 1,084,800 of the warrants are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(3)

These shares are held indirectly through wholly owned subsidiaries of Gold Fields Limited.

Except for the proposed amalgamation of the Company with PilaGold Inc., to the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of May 31, 2004, there were 40,306,492 shares of the Company outstanding, of which approximately 1,724 U.S. holders of record or beneficial holders, held a total of 3,873,734 shares (9.6%).  The number of beneficial holders was determined based on a review of the number of holders represented by ADP Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

The Company has entered into an agreement dated December 1, 2002 with Mill Street Services Ltd. (“Mill Street”) for the management and consulting services of Simon Ridgway, the President of the Company, at a rate of $8,000 per month and for a term of four years.  Mill Street is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

During the fiscal year ended December 31, 2003, the Company paid an aggregate of $105,660 to officers and companies that have common directors with the Company for salaries and consulting and management fees.

Pursuant to an agreement dated April 30, 2004, the Company and PilaGold Inc. agreed to amalgamate and continue as one company pursuant to the provisions of the British Columbia Business Corporations Act.  The amalgamation is expected to be effective on July 1, 2004.  Certain of the directors and officers of the Company are directors, officers and/or shareholders of PilaGold Inc.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  An auditors’ report of Amisano Hanson with respect to the fiscal year ended December 31, 2003 and the balance sheet as at December 31 2003, as well as an auditors’ report from Davidson & Company with respect to the fiscal years ended December 31, 2002 and 2001 and the balance sheet as at December 31, 2002, are included herein immediately preceding the consolidated financial statements.

There are no legal proceedings currently pending which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

The Company has no history of paying dividends and the Company does not contemplate that any dividends will be paid on its shares in the immediate or the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

B.

Significant Changes.

Except for the Company entering into an agreement to amalgamate with PilaGold Inc., as further described herein, there have been no significant changes since the date of the Company’s annual financial statements.

Item 9.

The Offer and Listing.

The Company shares were listed and posted for trading on the TSX Venture Exchange (the “TSXV”) (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV.  The TSXV trading symbol is RDU.

Effective October 4, 2002, the Company began trading on the Regulated Unofficial Market of the Frankfurt Stock Exchange under the trading symbol RE1.  Radius has the German Security ID number of 725224.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2004 fiscal year, and (c) for the six months from December 2003 to May 2004.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	High	Low
2003	$2.03	$0.63
2002	$1.65	$0.63
2001	$1.29	$0.20
2000	$1.00	$0.48
1999	$0.75	$0.33

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2004
Period Ended:	High	Low
March 31, 2004	$1.58	$1.14
December 31, 2003	$2.03	$1.30
September 30, 2003	$1.82	$1.05
June 30, 2003	$1.50	$0.84
March 31, 2003	$1.65	$0.63
December 31, 2002	$0.64	$0.22
September 30, 2003	$0.59	$0.33
June 30, 2003	$0.65	$0.36
March 31, 2003	$0.48	$0.30

High and Low Prices for the Most Recent Six Months
Period:	High	Low
May 2004	$1.36	$1.01
April 2004	$1.15	$0.95
March 2004	$1.56	$1.14
February 2004	$1.58	$1.26
January 2004	$1.53	$1.22
December 2003	$1.80	$1.35

On May 31, 2004, the closing price of the Common Shares on TSXV was $1.03 per Common Share.  During the last three years, the Common Shares have not been subject to any trading suspensions.

B.

Plan of Distribution.

Not Applicable

C.

Markets.

The Company shares were listed and posted for trading on the TSX Venture Exchange (the “TSXV”) (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV.  The TSXV trading symbol is RDU.

Effective October 4, 2002, the Company began trading on the Regulated Unofficial Market of the Frankfurt Stock Exchange under the trading symbol RE1.  Radius has the German Security ID number of 725224.

The Company has arranged for an application to be filed with the National Association of Securities Dealers, Inc. (“NASD”) by a U.S. broker-dealer in order to qualify the Common Shares for quotation on the Over-the-Counter Bulletin Board.  The application is currently under review by the NASD.

D.

Selling Shareholders.

Not Applicable.

E.

Dilution.

Not Applicable

F.

Expenses of the Issue.

Not Applicable

Item 10.

Additional Information.

A.

Share Capital.

Not Applicable

B.

Memorandum and Articles of Association.

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

The borrowing powers of the directors are addressed in Part 10 – Powers and Duties of Directors.  Section 10.2 states that, “The directors may from time to time:

(a)

borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

I

mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking and the whole or any part of the property and assets (both present and future) of the Company.”

There are no age limit requirements pertaining to the retirement or non-retirement of directors.  A director is not required to own shares in the Company.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available �herefore.

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

C.

Material Contracts.

Other than as disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two year period immediately preceding the filing of this Annual Report, except:

Gold Fields Right of First Refusal

The Company entered into an agreement dated July 8, 2003 (the “Gold Fields Right of First Refusal Agreement”) with Gold Fields Exploration B.V. (“Gold Fields”) which provided certain rights to Gold Fields (the “Gold Fields Right of First Refusal”) for a period of two years from the date of the agreement.  This agreement applies to any property located in either Guatemala or Nicaragua (the “Bound Properties”), in which the Company (including any subsidiary of the Company), has an interest.  If the Company intends to sell any interest in the Bound Properties, the Company is required to give Gold Fields the data on such Bound Property (the “Subject Property”) and then Gold Fields will have 60 days to make the Company an offer on such Subject Property.  If the Company refuses the Gold Fields offer, then the Company may proceed for a period of 120 days to obtain offers from third parties on terms more favourable than contained in the Gold Fields offer.  If the Company does not receive such a third party offer within such time frame, then the Subject Property again becomes bound by the terms of the Gold Fields Right of First Refusal Agreement.

If the Company does receive such a third party offer, then the Company cannot accept such third party offer unless it subsequently offers such Subject Property to Gold Fields on the terms the same as contained in the third party offer and then holds such offer open for 60 days.

If Gold Fields does not accept such offer within such 60 day period, then the Company may sell the Subject Property, within 45 days to the same third party offeror and on the same terms as contained in the third party offer.

Subsequent to the announcement of the Amalgamation, Gold Fields confirmed by an agreement dated April 2, 2004 that the Gold Fields Right of First Refusal did not apply to either of (a) property interests held by PilaGold Inc. or (b) any new properties acquired by the amalgamated company.

D.

Exchange Controls.

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

E.

Taxation

Canadian Income Tax Consequences

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the  Income Tax Act (Canada) (the “Tax Act”) is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Canada-US Tax Convention (the “Tax Convention”), the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

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

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Tax Convention, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one-half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half, two-thirds or three-quarters of any capital loss (depending upon the date on which the loss was realized) arising from disposition of taxable Canadian property from capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes that hold Common Shares, (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “[Taxation—Canadian Federal Income Tax Consequences]” above).

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holders who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention.  An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it will be a “passive foreign investment company” (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not believe that it will be a QFC.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).  However, an individual U.S. Holder whose realized gain upon such subsequent sale or other taxable disposition of such foreign currency does not exceed U.S.$200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a “foreign personal holding company” under Section 552 of the Code (a “FPHC”) if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income.  “Foreign personal holding company income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the  “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of the Company.  The Company does not believe that it has previously been, or currently is, a FPHC.  However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a “foreign investment company” under Section 1246 of the Code (a “FIC”) if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a “management company” or a “unit investment trust” or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain).  The Company does not believe that it has previously been, or currently is, a FIC.  However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the  “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2003 and that it will be a PFIC for the taxable year ending December 31, 2004.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder’s holding period and beginning after January 1, 1987 for which the Company was a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F.

Dividends and Paying Agents.

Not Applicable

G.

Statement by Experts.

Not Applicable

H.

Documents on Display.

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s executive offices, located at Suite 830, 355 Burrard Street, Vancouver, BC.

I.

Subsidiary Information.

Not Applicable

Item 11.

Quantitative and Qualitative Disclosures About Market Risk.

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

Item 12.

Description of Securities Other than Equity Securities.

Not Applicable

PART I

Item 13.

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

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

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that there are at least two “audit committee financial experts” (as defined by the SEC) on the Company’s audit committee, one of whom is Simon Ridgway, the President.  Mr. Ridgway has gained the attributes of an audit committee financial expert through his experience actively supervising the Company’s accountant, and overseeing and assessing the performance of the public accountants who have audited the Company’s financial statements;

Item 16B.

Code of Ethics

The Company has not adopted a formal written code of ethics given its relatively small size.  Directors and officers of the Company are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.  Also, the Board of Directors of the Company is comprised of two lawyers who are available to the management of the Company to provide a high standard of care in the activities of the Company and to provide guidance when needed.

Item 16C.

Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since January 9, 2004.  Davidson & Company, Chartered Accountants, served as the Company’s principal accountant from March 28, 2001 through January 9, 2004.  The charts below sets forth the total amount billed the Company by Amisano Hanson and Davidson & Company, respectively, for services performed in the Company’s fiscal years ended December 31, 2003 and 2002, and breaks down these amounts by category of service in CDN$:

Amisano Hanson	Years ended December 31
	2003	2002
Audit:	$31,750	0
Audit Related:	0	0
Tax	0	0
All Other Fees	0	0
Total	$31,750	0

-#-

Davidson & Company	Years ended December 31
	2003	2002
Audit:	0	$35,000
Audit Related:	0	0
Tax	0	0
All Other Fees	0	0
Total	0	$35,000

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  [The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2003, none of the fees paid to the auditors were approved pursuant to the de minimus exception.]

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

PART II

Item 17.         Financial Statements.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 14 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit reports of Amisano Hanson, Chartered Accountants, and Davidson & Company, Chartered Accountants, and the comments by auditors for U.S. readers on Canada – U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

Item 18.

Financial Statements.

Not Applicable

Item 19.

Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Auditor’s Report of Amisano Hanson, Chartered Accountants
- Comments by Amisano Hanson for U.S. Readers on Canada – U.S. Reporting Conflict
- Report of Independent Registered Public Accounting Firm of Davidson & Company, Chartered Accountants
- Comments by Davidson & Company for U.S. Readers on Canada – U.S. Reporting Differences
- Consolidated Balance Sheets as at December 31, 2003, 2002 and 2001
- Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001
- Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
- Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001
- Schedule of Resource Properties as at December 31, 2003, 2002 and 2001
- Notes to the Consolidated Financial Statements of the Company

Exhibits

The following exhibits are attached to and form part of this Annual Report:

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

4.4	Amalgamation Agreement dated April 30, 2004 between the Company and PilaGold Inc.
4.5

Gold Fields Right of First Refusal Agreement dated July 8, 2003 between Radius, as grantor and Gold Fields Exploration B.V., as grantee regarding the interests of Radius in all properties in Guatemala and Nicaragua, and Clarification Agreement dated April 2, 2003.

8 (4)	List of Subsidiaries
12.1	Section 302 Certification of the President, C.E.O. and C.F.O.
13.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated April 10, 2000.

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated November 15, 2000.

(3)

Incorporated by reference to the Company’s Form 20-F Annual Report Amendment No. 1 dated June 22, 2004.

(4)

See Item 4, Organizational Structure, herein.

-#-

AUDITORS' REPORT

To the Shareholders,

Radius Explorations Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheet of Radius Explorations Ltd. as at December 31, 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2003. These financial statements, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 17, 2003.

Vancouver, Canada	“Amisano Hanson”
April 16, 2004, except for Note 12 which is as of April 30, 2004	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON

CANADA - U.S. REPORTING CONFIICT

In the United States, reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders, dated April 16, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“Amisano Hanson”
April 16, 2004, except for Note 12 which is as of April 30, 2004	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: AMISHAN@TELUS.NET

-#-

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Radius Explorations Ltd.

We have audited the consolidated balance sheets of Radius Explorations Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended.  These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

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

April 17, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

-#-

RADIUS EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

ASSETS
	2003	2002	2001
Current
Cash and cash equivalents	$ 14,784,487	$ 1,858,623	$ 2,620,116
Receivables	73,150	76,917	62,384
Exploration advances	-	-	43,792
Due from related parties – Note 3	385,061	82,444	153,608
Prepaid expenses	54,541	53,812	71,757

	15,297,239	2,071,796	2,951,657
Resource properties – Notes 4, 8 and Schedule 1	7,657,963	6,714,040	5,087,394
Capital assets – Note 5	152,902	40,629	66,006

	$ 23,108,104	$ 8,826,465	$ 8,105,057

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 226,174	$ 84,884	$ 207,563
Due to related parties – Note 3	275,812	34,827	-

	501,986	119,711	207,563

SHAREHOLDERS’ EQUITY
Capital stock – Notes 6 and 12	27,539,692	11,652,765	10,700,879
Share subscriptions	-	500,000	-
Contributed surplus – Note 6	234,500	-	-

	27,774,192	12,152,765	10,700,879
Deficit	(5,168,074)	(3,446,011)	(2,803,385)

	22,606,118	8,706,754	7,897,494

	$ 23,108,104	$ 8,826,465	$ 8,105,057

Nature and Continuance of Operations – Note 1

Commitments – Notes 4, 6, 10 and 12

Subsequent Events – Notes 4 and  12

ON BEHALF OF THE BOARD:

“Simon Ridgway”	“Mario Szotlender”
, Director	, Director

-#-

SEE ACCOMPANYING NOTES

RADIUS EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Expenses
Amortization	$ 29,036	$ 25,377	$ 17,965
Bank charges and interest	4,702	-	-
Consulting fees – Note 8	33,061	60,000	84,194
Management fees – Note 8	30,000	30,000	30,000
Non-cash compensation charge	234,500	-	-
Office and miscellaneous	23,242	44,319	61,436
Professional fees	54,427	31,077	21,804
Rent and utilities	26,773	76,137	53,868
Repairs and maintenance	6,602	-	-
Salaries and benefits – Note 8	182,203	179,646	301,142
Shareholder communication	531,813	92,521	529,234
Telephone	7,433	-	-
Transfer agent and regulatory fees	27,833	33,083	15,764
Travel and accommodation	90,446	42,130	13,194

	(1,282,071)	(614,290)	(1,128,601)

Other Income (Expenses)
Foreign exchange	(64,702)	-	-
Interest income	72,149	32,689	57,445
Consulting income	-	14,090	20,781
Recovery of rental expense	-	39,780	-
Write-off of resource property acquisition costs – Note 4	(338,197)	(91,143)	(43,168)
Write-off of deferred exploration costs – Note 4	(108,332)	(23,752)	(12,197)
Loss on disposal of subsidiary – Note 2	(910)	-	-

	(439,992)	(28,336)	22,861

Net loss for the year	$ (1,722,063)	$ (642,626)	$ (1,105,740)

Basic and diluted loss per common share	$ (0.06)	$ (0.04)	$ (0.07)

Weighted average number of common shares outstanding	28,446,194	18,055,597	14,859,982

RADIUS EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Operating Activities
Loss for the year	$ (1,722,063)	$ (642,626)	$ (1,105,740)
Items not affecting cash:
Amortization	29,036	25,377	17,965
Loss on disposal of subsidiary	910	-	-
Non-cash compensation	234,500	-	-
Write-off of resource property acquisition costs	338,197	91,143	43,168
Write-off of deferred exploration costs	108,332	23,752	12,197
Changes in non-cash working capital items:
Receivables	3,767	(14,533)	(24,868)
Prepaid expenses	(729)	17,945	1,679
Accounts payable and accrued liabilities	141,848	(122,679)	1,142

Net cash used in operating activities	(866,202)	(621,621)	(1,054,457)

Financing Activities
Net proceeds from issuance of capital stock	15,386,927	951,886	6,403,383
Share subscriptions	-	500,000	-

Net cash provided by financing activities	15,386,927	1,451,886	6,403,383

Investing Activities
Acquisition of capital assets	(141,309)	-	(64,006)
(Increase) decrease in exploration advances	-	43,792	(43,792)
Due from related parties	(302,617)	71,164	(127,879)
Resource property acquisition costs	(205,831)	(208,030)	(491,052)
Deferred exploration costs	(1,184,621)	(1,533,511)	(2,548,661)
Due to related parties	240,985	34,827	-

Net cash used in investing activities	(1,593,393)	(1,591,758)	(3,275,390)

Increase (decrease) in cash and cash equivalents during the year	12,927,332	(761,493)	2,073,536

Decrease in cash from disposal of subsidiary	(1,468)	-	-

Cash and cash equivalents, beginning of year	1,858,623	2,620,116	546,580

Cash and cash equivalents, end of year	$ 14,784,487	$ 1,858,623	$ 2,620,116

RADIUS EXPLORATIONS LTD.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -

Cash paid for income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 7

RADIUS EXPLORATIONS LTD.

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total
Balance, December 31, 2000	10,550,500	$ 4,197,496	$ -	$ -	$ (1,697,645)	$ 2,499,851
Issued for cash pursuant to a private placement – at $1.05	3,904,762	4,100,000	-	-	-	4,100,000
– at $0.60	1,373,334	824,000	-	-	-	824,000
Less: issue costs	-	(49,617)	-	-	-	(49,617)
Issued for cash pursuant to the exercise of share purchase options – at $0.35	105,000	36,750	-	-	-	36,750
– at $0.60	55,000	33,000	-	-	-	33,000
– at $0.85	25,000	21,250	-	-	-	21,250
Issued for cash pursuant to the exercise of share purchase warrants – at $0.80	1,797,500	1,438,000	-	-	-	1,438,000
Issued pursuant to a property option agreement – at $1.00	100,000	100,000	-	-	-	100,000
Net loss for the year	-	-	-	-	(1,105,740)	(1,105,740)

Balance, December 31, 2001	17,911,096	10,700,879	-	-	(2,803,385)	7,897,494
Issued for cash pursuant to a private placement – at $0.20	4,794,800	958,960	-	-	-	958,960
Less: issue costs	-	(7,074)	-	-	-	(7,074)
Share subscriptions received	-	-	500,000	-	-	500,000
Net loss for the year	-	-	-	-	(642,626)	(642,626)

Balance, December 31, 2002	22,705,896	11,652,765	500,000	-	(3,446,011)	8,706,754

…/Cont’d.

RADIUS EXPLORATIONS LTD.

Continued

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total
Share subscriptions utilized	-	-	(500,000)	-	-	(500,000)
Issued for cash pursuant to a private placement – at $0.50	1,000,000	500,000	-	-	-	500,000
– at $1.50	6,545,000	9,817,500	-	-	-	9,817,500
Less: issue costs	-	(906,981)	-	-	-	(906,981)
Issued for cash pursuant to the exercise of share purchase options – at $0.60	275,000	165,000	-	-	-	165,000
– at $0.66	155,000	100,750	-	-	-	100,750
– at $0.68	255,000	173,400	-	-	-	173,400
– at $0.90	30,000	27,000	-	-	-	27,000
– at $0.94	20,000	18,800	-	-	-	18,800
– at $0.95	20,000	19,000	-	-	-	19,000
– at $0.99	130,000	128,700	-	-	-	128,700
– at $1.00	40,000	40,000	-	-	-	40,000
– at $1.01	10,000	10,100	-	-	-	10,100
– at $1.25	50,000	62,500	-	-	-	62,500
– at $1.35	170,000	229,500	-	-	-	229,500
Issued for cash pursuant to the exercise of share purchase warrants – at $0.25	2,145,000	536,250	-	-	-	536,250
– at $0.55	738,750	406,313	-	-	-	406,313
– at $0.74	1,123,334	831,267	-	-	-	831,267
– at $1.25	2,982,262	3,727,828	-	-	-	3,727,828
Non-cash compensation charge	-	-	-	234,500	-	234,500
Net loss for the year	-	-	-	-	(1,722,063)	(1,722,063)

Balance, December 31, 2003	38,395,242	$ 27,539,692	$ -	$ 234,500	$ (5,168,074)	$ 22,606,118

RADIUS EXPLORATIONS LTD.

(An Exploration Stage Company)

SCHEDULE OF RESOURCE PROPERTIES

as at December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	Marimba
	JV with	Guatemala	Nicaragua
Acquisition Costs	PilaGold.	Properties	Concessions	2003	2002	2001
Balance, beginning of year	$ 21,896	$ 1,187,974	$ -	$1,209,870	$1,092,983	$645,099
Cash	-	205,831	-	205,831	208,030	491,052
Less: write-off	-	(338,197)	-	(338,197)	(91,143)	(43,168)

Balance, end of year	21,896	1,055,608	-	1,077,504	1,209,870	1,092,983

Deferred Exploration
Balance, beginning of year	76,314	5,427,857	-	5,504,170	3,994,411	1,457,947

Administration	-	63,864	81,182	145,046	60,108	131,051
Automobile	-	16,413	31,768	48,181	43,528	94,829
Camp, food and utilities	-	16,861	49,759	66,620	46,939	79,723
Consulting fees – Note 8	9,663	154,572	292,356	456,590	580,553	839,760
Drafting, maps and printing	-	4,320	5,680	10,000	52,264	142,828
Drilling	-	6,356	-	6,356	184,997	330,313
Equipment rental	-	6,141	-	6,141	11,908	92,135
Geochemistry	498	28,711	23,917	53,126	191,959	202,039
Geophysics	-	6,254	-	6,254	-	-
Legal and accounting fees	-	27,376	23,751	51,127	42,028	93,231
Licenses and taxes	-	84,359	22,594	106,952	69,606	76,781
Materials	-	10,697	9,075	19,772	10,797	29,782
Medical insurance	1,712	16,984	8,210	26,906	45,647	42,638
Salaries and wages	2,158	47,789	63,133	113,080	95,099	163,003
Shipping and courier	-	984	468	1,453	1,615	2,528
Telephone	-	14,402	15,366	29,768	27,108	39,947
Travel and accommodation	-	13,012	42,784	55,796	116,689	188,073

	14,031	519,094	670,041	1,203,167	1,580,845	2,548,661

Less: expenditures recovered	-	(18,546)	-	(18,546)	(47,334)	-
Less: write-off	-	(108,332)	-	(108,332)	(23,752)	(12,197)

Balance, end of year	90,345	5,820,073	670,041	6,580,459	5,504,170	3,994,411

	$ 112,241	$ 6,875,681	$ 670,041	$ 7,657,963	$ 6,714,040	$ 5,087,394

RADIUS EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

Radius Explorations Ltd. (the “Company”) is a public company incorporated on September 9, 1997 under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  At December 31, 2003, the Company was in the exploration stage and had interests in properties located in Guatemala and Nicaragua.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  The Company has accumulated losses of $5,168,074 since its inception (commencement of the exploration stage).  Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States of America, except as explained in Note 14.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala, Minerales de Nicaragua Sociedad Anómima, a company incorporated under the laws of Nicaragua and Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá. All significant inter-company transactions have been eliminated upon consolidation.

-#

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies – (cont’d)

a)

Principles of consolidation – (cont’d)

During the year ended December 31, 2003, the Company disposed of its 100% interest in Minera Interminus de Mexico S.A. de C.V., a company incorporated under the laws of Mexico, and recorded a loss on disposal of $910.

b)

Cash and cash equivalents

Cash and equivalents included highly liquid investments with original maturities of three months or less.

c)

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing resource properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in resource properties are credited to the carrying value of the resource properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its resource properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of resource properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d)

Capital Assets and Amortization

Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

Leasehold improvements

5 years

Furniture and equipment

5 years

Trucks

5 years

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

e)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

g)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities ere exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded form the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there was no difference in the calculation of basic and diluted LPS.

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 4

Note 2

Significant Accounting Policies – (cont’d)

h)

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

i)

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

Note 3

Related Parties

Amounts due to and from related parties (companies with common directors and officers) unless otherwise noted are unsecured, non-interest bearing and have no fixed terms of repayment.

Note 4

Resource Properties – Note 12

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing. The properties in which the Company has committed to earn an interest are located in Guatemala and Nicaragua and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Guatemala and Nicaragua, respectively.

a)

Joint Venture Projects with Gold Fields Exploration, Inc., Guatemala

The Company, through its subsidiary, Weltern Resources Corp., entered into an agreement dated November 29, 2001 (the “Gold Fields Operating Agreement”) with Orogen Holding (BVI) Limited (“Orogen”), an affiliate of Gold Fields Explorations Inc., pursuant to which Orogen acquired the right to acquire a 55% beneficial interest in the Tambor Project in consideration for incurring exploration expenses of at least US$5,000,000.  Orogen subsequently conducted exploration work on the Tambor Project in the approximate amount of US$3,250,000.

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 5

Note 4

Resource Properties – Note 12 – (cont’d)

a)

Joint Venture Projects with Gold Fields Exploration, Inc., Guatemala – (cont’d)

Pursuant to an agreement dated November 19, 2003 (the “Gold Fields-Tambor Purchase Agreement”) with Orogen, the Company re-acquired from Orogen all of its interest in the Tambor Project in consideration for the issuance and delivery of 1,300,000 common shares of the Company to Orogen. Subsequent to December 31, 2003, these shares were issued at $1.90 per share ($2,470,000).

El Tambor, Guatemala

The El Tambor Property consists of 15 exploration concessions located in south-central Guatemala.

Unidad Tipo, Santa Margarita, Tizate, El Injerto and Carlos Antonio, Guatemala

The Company has the right to acquire a 100% interest (subject to a 2.5% net smelter returns royalty) in five of these Concessions (the Unidad Tipo, the Santa Margarita, Tizate, El Injerto and Carlos Antonio concessions) under an option agreement dated November 21, 2000, as amended October 4, 2001 with Quimicos S.A. and Geominas S.A. (the “Tambor - Geominas and Quimicos Option Agreement”) for total consideration of US$500,000.  The Company and its joint venture partner have paid a total of US$340,000 under the Tambor - Geominas and Quimicos Option Agreement and upon making the final required payment of US$160,000 will be able to exercise the option under the Tambor - Geominas and Quimicos Option Agreement

Tierra Blanca, Guatemala

In fiscal 2000, the Company entered into an option agreement to acquire a 100% interest in the Tierra Blanca Project.  To acquire the interest, the Company paid US$15,000 and is required to make future cash payments totaling US$985,000 by 2005.  Payments during the year ended December 31, 2002 totalled $27,894 (2001 - $40,495) in acquisition costs.

During the year ended December 31, 2002, the Company decided, based on its exploration results to date, to do no further exploration on the property, and $91,143 in acquisition costs and $23,752 in deferred exploration costs were written-off to operations.

El Paraiso, Guatemala

In fiscal 2000, the Company entered into an option agreement to acquire a 100% interest in the El Paraiso Project. To acquire the interest, the Company paid US$10,000 and is required to make future cash payments totalling US$450,000 by 2004.

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 6

Note 4

Resource Properties – Note 12 – (cont’d)

a)

Joint Venture Projects with Gold Fields Exploration, Inc., Guatemala – (cont’d)

El Paraiso, Guatemala – (cont’d)

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

During the year ended December 31, 2003, the Company decided, based on its exploration results to date, to do no further exploration on the property and $46,255 in acquisition costs and $23,008 in deferred exploration costs were written-off to operations.

b)

Progreso II to VII Concessions, Guatemala

The Company acquired the right to a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso II to VII Concessions under an exploration lease and option to purchase agreement (the “Entre Mares Option Agreement”) dated May 7, 2003 with Entre Mares De Guatemala, S.A., as lessor under the Entre Mares Option Agreement.  The Company has incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and has the right until May 7, 2006 to elect to purchase the Progreso Concessions for US$750,000.  One-half of the 4% royalty may be purchased by the Company for US$2.0 million.

c)

Eastern Guatemalan Project

The Eastern Guatemala Project is located in Eastern Guatemala and is a collection of 10 exploration concessions covering approximately 114,964 hectares. All of these concessions are granted, except for two which remain in the application stage. All of these concessions were acquired by the Company by staking.

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 7

Note 4

Resource Properties – Note 12 – (cont’d)

d)

Holly, Guatemala

During the year ended December 31, 2002, the Company acquired a 100% interest in the Holly Project by paying US$13,750 (CDN$21,896).

e)

Joint Venture Projects with PilaGold Inc., Guatemala

Marimba, Guatemala

The Marimba Project consists of four exploration concessions located in southeastern Guatemala covering approximately 23,500 hectares. One of the concessions was acquired by the Company by way of a purchase and the other three concessions were acquired by way of applications for exploration concessions.

During the year ended December 31, 2002, the Company entered into an option agreement to acquire a 100% interest in the Marimba Project. To acquire the interest, the Company paid US$13,750.  Payments during the year ended December 31, 2002 totalled $21,896.

The Company also signed an option agreement with PilaGold Inc. (“PilaGold”), a company related by common directors, whereby PilaGold can earn a 60% interest in the project. To exercise the option, PilaGold paid to the Company US$30,000 upon regulatory acceptance of the transaction, and must incur a total of $2.5 million in exploration expenditures on the project over three years. Once PilaGold has acquired the 60% interest, the Company has the right to require PilaGold to purchase the remaining 40% of the project held by the Company’s subsidiary in consideration for a 40% equity interest in PilaGold (assuming PilaGold has no material assets at that time other than the 60% interest in Marimba).  PilaGold has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields, which requires that if PilaGold proposes to transfer any of its interest in the Marimba Project to a third party, it must first offer to transfer such interest to Gold Fields.

Holly/Banderas, Guatemala

The Holly/Banderas Project consists of two granted exploration concessions and one application for exploration concession covering  approximately 25,300 hectares.

During the year ended December 31, 2003, the Company granted PilaGold an option to earn a 60% interest in the Holly/Banderas Project.  The option is exercisable by PilaGold by paying US$500,000 to the Company over a 3 years period and by incurring US$4,000,000in exploration expenditures within 3 year of the date of regulatory approval of the agreements.  PilaGold has delayed payment to the Company and the Company has agreed to the delay pending the proposed merger with PilaGold (Note 12).

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 8

Note 4

Resource Properties – Note 12 – (cont’d)

f)

Nicaragua Concessions

During the year ended December 31, 2003, the Company commenced exploration on 26 mineral concessions in Nicaragua comprising approximately 840,000 hectares. As at December 31, 2003, the Company had been granted title to two of the concessions with the remaining 24 applications for title pending.

Note 5

Capital Assets

		2003		2002	2001
		Accumulated
	Cost	Amortization	Net	Net	Net
Leasehold improvements	$ 4,903	$ 990	$ 3,913	$ -	$ -
Furniture and equipment	52,633	17,773	34,900	9,459	14,056
Trucks	166,039	51,950	114,089	31,170	51,950

	$ 223,575	$ 70,673	$ 152,902	$ 40,629	$ 66,006

Note 6

Capital Stock – Note 12

a)

Authorized

100,000,000 common shares without par value

b)

Commitments

Escrow

As at December 31, 2003, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 9

Note 6

Capital Stock – (cont’d)

b)

Commitments – (cont’d)

Stock-based Compensation

A summary of the status of the stock option plan as of December 31, 2003, 2002 and 2001 and changes during the years ending on those date is presented below:

	2003
		Weighted
	Number	Average
	of	Exercise
	Options	Price
Outstanding, beginning of year	1,530,000	$ 0.90
Granted	1,845,000	0.85
Exercised	(1,155,000)	0.84
Expired/cancelled	-	-

Outstanding, end of year	2,220,000	$ 0.91

	2002
		Weighted
	Number	Average
	of	Exercise
	Options	Price
Outstanding, beginning of year	1,790,000	$ 0.88
Granted	-	-
Exercised	-	-
Expired/cancelled	(260,000)	0.74

Outstanding, end of year	1,530,000	$ 0.90

	2001
		Weighted
	Number	Average
	of	Exercise
	Options	Price
Outstanding, beginning of year	976,000	$ 0.59
Granted	1,019,000	1.08
Exercised	(185,000)	0.49
Expired/cancelled	(20,000)	0.60

Outstanding, end of year	1,790,000	$ 0.88

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 10

Note 6

Capital Stock – (cont’d)

b)

Commitments – (cont’d)

Stock-based Compensation

A non-cash compensation charge of $234,500, associated with the granting of options to consultants, has been recognized in the financial statements for the year ended December 31, 2003.  The compensation charge associated with directors’ and employees’ options in the amount of $1,010,900 is not recognized in the financial statements, but included in the pro forma amounts below.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	68.3%
Risk-free interest rate	2.80%-3.48%
Expected term in years	5

Had the fair value method been used for those options issued to employees and directors’, the Company’s net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

Years ended December 31,
		2003	2002	2001
Net loss	As reported	$ (1,722,063)	$ (642,626)	$ (1,105,740)
	Pro forma	$ (2,732,963)	$ (642,626)	$ (1,368,195)
Basic and diluted loss per share	As reported	$ (0.06)	$ (0.04)	$ (0.07)
	Pro forma	$ (0.10)	$ (0.04)	$ (0.09)

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 11

Note 6

Capital Stock – (cont’d)

b)

Commitments – (cont’d)

Stock-based Compensation – (cont’d)

At December 31, 2003, the following employee and director common share purchase options were outstanding entitling the holder thereof the right to purchase one common share for each purchase option held:

Number	Exercise	Expiry
of Shares	Price	Date
330,000	$ 1.35	June 14, 2004
77,000	0.65	October 31, 2004
40,000	0.65	December 12, 2004
64,000	0.60	November 15, 2005
54,000	0.68	January 11, 2006
125,000	0.85	January 24, 2006
180,000	1.00	July 10, 2006
685,000	0.68	January 7, 2008
170,000	0.90	January 15, 2008
140,000	0.99	January 27, 2008
55,000	0.95	April 2, 2008
300,000	1.10	August 7, 2008

2,220,000

Share Purchase Warrants

At December 31, 2003, the following share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each share purchase warrant held:

Number	Exercise	Expiry
of Shares	Price	Date
11,250	$ 0.55	January 6, 2004
2,649,800	0.25	December 19, 2004
458,150	1.50	May 13, 2005
3,272,500	1.75	November 13, 2005

6,391,700

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 12

Note 7

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements as follows:

During the year ended December 31, 2003, the Company issued 1,000,000 common shares at $0.50 per share pursuant to a private placement.  The proceeds ($500,000) were received during the year ended December 31, 2002 and were included in share subscriptions.

During the year ended December 31, 2001, the Company issued 100,000 common shares with a value of $100,000 as payment on the El Tambor Gold Project (Note 4).

Note 8

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Years ended December 31,
	2003	2002	2001
Expenses
Consulting fees	$ 9,660	$ 60,000	$ 34,194
Management fees	30,000	30,000	30,000
Salaries and benefits	-	20,625	47,200
Resource Property Costs
Consulting fees	66,000	127,875	133,500

	$ 105,660	$ 238,500	$ 244,894

The expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Note 9

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002	2001
Loss for the year	$ (1,772,063)	$ (642,626)	$ (1,105,740)

Income tax recovery at statutory rates	$ (647,840)	$ (254,480)	$ (493,160)
Non-deductible items	-	10,049	8,012
Unrecognized benefit of non-capital losses	647,840	244,431	485,148

Total income taxes	$ -	$ -	$ -

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 13

Note 9

Income Taxes – (cont’d)

The significant components of the Company's future income tax are as follows:

	2003	2002	2001
Future income tax assets:
Capital assets	$ 10,490	$ 467	$ -
Non-capital losses carried forward	1,386,174	878,000	752,000

	1,396,664	878,467	752,000

Future income tax liabilities:
Capital assets	-	-	(8,000)
Mineral properties	-	(4,100)	(52,000)

	-	(4,100)	(60,000)

Valuation allowance	(1,396,664)	(874,367)	(692,000)

Future income tax	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $3,600,000.  These losses, if not utilized, will expire commencing in 2004.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.

Note 10

Commitment

The Company has entered into operating lease agreements for its office premises. The Company also sub leases rental space to other companies which are netted against rental expense. The annual lease commitment under the lease is as follows:

2004	$ 61,127
2005	48,747
2006	23,987
2007	23,987
2008	23,987

$ 181,835

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 14

Note 11

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to gold exploration. Due to the geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala and Nicaragua.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Details of identifiable assets by geographic segments are as follows:

				Deferred
	Total	Capital	Resource	Exploration
	Assets	Assets	Properties	Costs
December 31, 2003
Canada	$ 14,119,950	$ 3,913	$ -	$ -
Guatemala	7,904,303	126,242	1,077,504	5,910,418
Nicaragua	952,766	22,747	-	670,041
Panama	131,085	-	-	-

	$ 23,108,104	$ 152,902	$ 1,077,504	$ 6,580,459

December 31, 2002
Canada	$ 1,628,531	$ -	$ -	$ -
Guatemala	7,197,934	40,629	1,209,870	5,504,170

	$ 8,826,465	$ 40,629	$ 1,209,870	$ 5,504,170

December 31, 2001
Canada	$ 2,716,308	$ -	$ -	$ -
Guatemala	5,388,749	66,066	1,092,983	3,994,411

	$ 8,105,057	$ 66,066	$ 1,092,983	$ 3,994,411

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 15

Note 12

Subsequent Events – Note 4

Subsequent to December 31, 2003:

–

the Company issued 560,000 common shares at $0.25 per share for total proceeds of $140,000 and 11,250 common shares at $0.55 per share for total process of $6,188 pursuant to the exercise of share purchase warrants.

–

the Company issued 25,000 common shares at $0.95 for proceeds of $23,750 and 15,000 common shares at $0.68 for total proceeds of $10,200 pursuant to the exercise of share purchase options.

–

Pursuant to an agreement dated April 30, 2004, the Company and PilaGold Inc. (“PilaGold”) have agreed, subject to the satisfaction of certain conditions, to amalgamate and continue as one company, pursuant to the provisions of the British Columbia Business Corporations Act.  The Amalgamation Agreement provides that the holders of the Company’s shares shall receive one (1) Amalco share for every one (1) of the Company’s shares held and PilaGold shareholders shall receive one (1) Amalco share for every two and one quarter (2.25) PilaGold shares held.  Upon completion of the merger, the shareholders of PilaGold will receive approximately 10,284,452 shares of the Company and subsequently there will be approximately 50,590,944 common shares outstanding.  As the transaction will result in the shareholders of the Company acquiring the majority of the outstanding shares of the new company, the transaction is to be accounted for using the purchase method with the Company being identified as the acquirer.  This agreement is subject to shareholder and regulatory approval.

Note 13

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year presentation.

Note 14

Reconciliation to United States of America Generally Accepted Accounting Principles

Accounting practices under Canadian (“CDN GAAP”) and United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 16

Note 14

Reconciliation to United States of America Generally Accepted Accounting Principles

 – (cont’d)

a)

Resource Properties

Under Canadian GAAP resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, resource costs are expensed as incurred. When it has been determined that a resource property can be economically developed as a result of a final feasibility study establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves. Therefore, additional expenditures are required under US GAAP for the years ended December 31, 2003, 2002 and 2001.

b)

Stock-based Compensation

The Company measures compensation expense relating to employee stock option plans for US GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.  Pursuant to SFAS No. 123, the compensation charge associated with consultants’ options in the amount of $229,024 has been recorded for US GAAP purposes using the fair value method for the year ended December 31, 2001.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

2001
Expected dividend yield	0.0%
Expected volatility	74%
Risk-free interest rate	5.12%
Expected term in years	3.5

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 17

Note 14

Reconciliation to United States of America Generally Accepted Accounting Principles

 – (cont’d)

Had the fair value method been used for those options issued to employees and directors’, the Company’s net loss and loss per share for US GAAP purposes for the year ended December 31, 2001 would have been adjusted to the pro forma amounts indicated below:

2001
Net loss	As reported	$ (4,419,112)
	Pro forma	$ (4,681,567)
Basic and diluted loss per share	As reported	$ (0.31)
	Pro forma	$ (0.33)

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian and US GAAP for the year ended December 31, 2003.

c)

New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

d)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP are as follows:

Years ended December 31,
	2003	2002	2001
Net loss for the year as reported using CDN GAAP	$ (1,722,063)	$ (642,626)	$ (1,105,740)
Adjustments to resource properties	(943,923)	(1,741,541)	(3,084,348)
Compensation expense options	-	-	(229,024)

Net loss for the year per US GAAP	$ (2,665,986)	$ (2,384,167)	$ (4,419,112)

Basic loss per share per US GAAP	$ (0.09)	$ (0.14)	$ (0.31)

Weighted average number of shares outstanding per US GAAP	28,446,194	17,305,597	14,109,982

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 18

Note 14

Reconciliation to United States of America Generally Accepted Accounting Principles

 – (cont’d)

e)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

	Years ended December 31,
Balance Sheets	2003	2002	2001
Total assets per CDN GAAP	$ 23,108,104	$ 8,826,465	$ 8,105,057
Adjustments for resource properties	(7,657,963)	(6,714,040)	(5,087,394)

Total assets per US GAAP	15,450,141	2,112,425	3,017,663
Total liabilities per CDN and US GAAP	(501,986)	(119,711)	(207,563)

	$ 14,948,155	$ 1,992,714	$ 2,810,100

Deficit, per CDN GAAP	$ (5,168,074)	$ (3,446,011)	$ (2,803,385)
Adjustments to resource properties	(7,657,963)	(6,714,040)	(5,087,394)
Compensation expense - options	-	-	(229,024)

Deficit, per US GAAP	(12,826,037)	(10,160,051)	(8,119,803)
Contributed surplus per CDN and US GAAP	-	-	229,024
Shares subscribed	-	500,000	-
Share capital per Canadian and US GAAP	27,539,692	11,652,765	10,700,879

	$ 14,948,155	$ 1,992,714	$ 2,810,100

Radius Explorations Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page 19

Note 14

Reconciliation to United States of America Generally Accepted Accounting Principles

 – (cont’d)

e)

 – (cont’d)

	Years ended December 31,
	2003	2002	2001
Statements of Cash Flows
Cash flows used in operating activities per CDN GAAP	$ (866,202)	$ (621,621)	$ (1,054,457)
Adjustments for resource properties	(1,390,452)	(1,741,541)	(3,039,713)

Cash flows used in operating activities per US GAAP	(2,256,654)	(2,363,162)	(4,094,170)

Cash flows from financing activities per Canadian and US GAAP	15,386,927	1,451,886	6,403,383

Cash flows used in investing activities per CDN GAAP	(1,593,393)	(1,591,758)	(3,275,390)
Adjustments for resource properties	1,390,452	1,741,541	3,039,713

Cash flows used in investing activities per US GAAP	(202,941)	149,783	(235,677)

Increase (decrease) in cash per US GAAP	$ 12,927,332	$ (761,493)	$ 2,073,536

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADIUS EXPLORATIONS LTD.

Registrant

Dated:  June 30, 2004

By    /s/ Simon Ridgway

 Simon Ridgway, President