Form 20-F
period 2005-06-30
RADIUS GOLD INC.
filed 2005-07-18
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
_X_	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004 OR
___	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to _______________________

Commission file number

0-30720

RADIUS GOLD

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  53,091,188 Common Shares, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

_X_Yes    ___ No

Indicate by check mark which financial statement item the registrant has elected to follow.

_X_Item 17 ___ Item 18

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

PART I

Item 1.

Identity of Directors, Senior Management and Advisers.

A.

Directors and Senior Management.

Not Applicable

B.

Advisers.

Not Applicable

C.

Auditors.

Not Applicable

Item 2.

      Offer Statistics and Expected Timetable.

Not Applicable

Item 3.

      Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The tables also summarize certain corresponding information prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 17 to the Consolidated Financial Statements of the Company.

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal years ended December 31, 2004 and 2003 and as at December 31, 2004 and 2003 was extracted from financial statements of the Company which were audited by Amisano Hanson, Chartered Accountants.  The information presented for the fiscal year ended December 31, 2002 was extracted from financial statements of the Company which were audited by Davidson & Company, Chartered Accountants.

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

Canadian GAAP

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following information has been reconciled for U.S. GAAP.  See Note 17 to the Consolidated Financial Statements of the Company.

	(CDN$ in 000, except per share data)
	As at 12/31/04	As at 12/31/03	As at 12/31/02	As at 12/31/01	As at 12/31/00
Working Capital	17,071	14,795	1,952	2,744	477
Resource Properties (Cdn GAAP)	16,820	7,657	6,714	5,087	2,003
Resource Properties (US GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Shareholder’s Equity (Cdn GAAP)	(34,265)	(22,606)	(8,707)	(7,897)	(2,450)
Shareholders’ Equity (US GAAP)	(17,445)	(14,948)	(1,993)	(2,810)	(497)
Total Assets (Cdn GAAP)	34,612	23,108	8,826	8,105	2,706
Total Assets (US GAAP)	17,792	15,450	2,112	3,018	703

Revenue	0	0	0	0	0
Net Income(Loss) (Cdn GAAP)	(3,908)	(1,722)	(643)	(1,106)	(1,216)
Earnings(Loss) Per Share (Cdn GAAP)	(0.)	(0.06)	(0.04)	(0.07)	(0.15)
Net Income(Loss) (US GAAP)	(14,420)	(2,666)	(2,384)	(4,419)	(3,205)
Earnings (Loss)Per Share (US GAAP)	(0.32)	(0.09)	(0.14)	(0.31)	(0.42)
Dividends Per Share (Cdn GAAP)	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtd.Avg.No.Shares (Cdn GAAP)	44,917	28,446	18,056	14,860	8,064
Wtd.Avg.No.Shares (US GAAP)	44,917	28,446	17,306	14,110	7,688

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 27, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.2308.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended May 31, 2005	$1.2704	$1.2372
Month ended April 30, 2005	$1.2569	$1.2147
Month ended March 31, 2005	$1.2462	$1.2019
Month ended February 28, 2005	$1.2566	$1.2299
Month ended January 31, 2005	$1.2421	$1.1987
Month ended December 31, 2004	$1.2413	$1.1858

Average
Fiscal year ended December 31, 2004	$1.3015
Fiscal year ended December 31, 2003	$1.4015
Fiscal year ended December 31, 2002	$1.5704
Fiscal year ended December 31, 2001	$1.5484
Fiscal year ended December 31, 2000	$1.4850

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

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

Item 4.     Information on the Company.

A.   History and Development of the Company

The Company was incorporated under the name “Radius Explorations Ltd.” on September 9, 1997 pursuant to the British Columbia Company Act by registration of its Memorandum and Articles.  On July 1, 2004, the Company and PilaGold Inc. amalgamated (the “Amalgamation”) under the British Columbia Business Corporations Act by registration of a Notice of Articles with the new name “Radius Gold Inc.”.  See Item 4D, Property, Plants and Equipment, for information regarding capital expenditures made by the Company on its properties.

-#-

B.   Business Overview.

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

Currently, the Company has property interests in Guatemala, Nicaragua, Mexico and Dominican Republic.  Its exploration activities are presently focused in Nicaragua. (See Properties of the Company, below, and Note 6, Notes to the Financial Statements).

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

Name	Date of Incorporation	Jurisdiction	Percentage Owned

Radius Panama Corporation	August 31, 2000	Panama	100%
Weltern Resources Corp.	March 9, 2000	Panama	100%
Exploraciones Minera de Guatemala, S.A.	July 5, 1996	Guatemala	100%
Minerales Sierra Pacifico, S.A.	November 17, 1999	Guatemala	100%
Minerales de Nicaragua S.A.	November 18, 2002	Nicaragua	100%
Radius (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%
Pavon (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%

D.   Property, Plants and Equipment

The Company holds rights to properties in Guatemala, Nicaragua, Dominican Republic and Mexico, as set out in the following map:

Radius Gold Inc.
Project Map
N
Mexico
Belize
Guatemala
Marimba
Honduras
Holly/Banderas
Columbus
Tambor
El Salvador
Natividad
Kuikuinita
Nicaragua
San Pedro
San Ramon
Kisilala
Costa Rica
Panama
Legend
Project Locations

and more particularly described as follows:

Guatemala Properties:

1.

Tambor Project

The El Tambor Property consists of 13 exploration concessions located in south-central Guatemala, as set out in the following map:

Tambor Concessions
760000
780000
800000
820000
1660000
1640000
1620000
N
Legend
Tambor Concessions
0 1 2 3
Kilometers

The Company, through its subsidiary, Weltern Resources Corp., entered into an agreement dated November 29, 2001 with Orogen Holding (BVI) Limited (“Orogen”), an affiliate of Gold Fields Explorations Inc., pursuant to which Orogen acquired the right to acquire a 55% beneficial interest in the Tambor Project in consideration for incurring exploration expenses of at least US$5,000,000.  Orogen subsequently conducted exploration work on the Tambor Project in the approximate amount of US$3,250,000.

Pursuant to an agreement dated November 19, 2003 with Orogen, the Company re-acquired from Orogen all of its interest in the Tambor Project in consideration for the issuance and delivery of 1,300,000 common shares of the Company (issued) to Orogen.

(a)

Unidad Tipo, Santa Margarita, Tizate, El Injerto and Carlos Antonio

The Company has the right to acquire a 100% interest (subject to a 2.5% net smelter returns royalty) in five of these Concessions (the Unidad Tipo, the Santa Margarita, Tizate, El Injerto and Carlos Antonio concessions) under an option agreement dated November 21, 2000, as amended October 4, 2001 with Quimicos S.A. and Geominas S.A. for total consideration of US$500,000.  In 2004, the Company made the final required payment of US$160,000 to exercise the option.

(b)

Cipres I

In year 2000, the Company entered into an option agreement to acquire a 100% interest in Cipres I Project. To acquire the interest, the Company paid US$15,000 and was required to make future cash payments totalling US$645,000 by 2004.  Another portion of the Cipres Project was acquired by staking.  In 2001, the optioned portion of the land was dropped.

During the year ended December 31, 2003, the Company decided, based on its exploration results to date, to do no further exploration on the property and $46,255 in acquisition costs and $23,008 in deferred exploration costs were written-off to operations.

(c)

Progreso II to VII Concessions

The Company acquired the right to a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso II to VII Concessions under an exploration lease and option to purchase agreement (the “Entre Mares Option Agreement”) dated May 7, 2003, and amended October 14, 2004, with Entre Mares De Guatemala, S.A., as lessor under the Entre Mares Option Agreement.  The Company has incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and has the right until May 7, 2006 to elect to purchase the Progreso Concessions for US$250,000.  One-half of the 4% royalty may be purchased by the Company for US$2.0 million.

Option Agreement with Fortuna Silver Mines Inc.
(formerly Fortuna Ventures Inc.) (“Fortuna”)

During the year ended December 31, 2004, the Company entered into an option agreement with Fortuna for the further advancement of the El Tambor Project.  Fortuna has been granted the option to spend US$4 million over four years to earn a 60% interest in the project and must spend a minimum of $250,000 per year.  Once Fortuna has earned its 60% interest, the Company retains the right to back in to 11% of the project by matching Fortuna’s US$4 million expenditure within three years.  Fortuna will also pay the Company the sum of US$50,000 in cash within ten business days of exchange acceptance and US$50,000 in cash of Fortuna on the six-month anniversary of the agreement.  This option is subject to stock exchange approval.  Fortuna became related to the Company by virtue of a common director subsequent to December 31, 2004.

George A. Armbrust, PhD., CPG of the firm, Chlumsky, Armbrust and Meyer, LLC of Lakewood, Colorado, prepared a National Instrument 43-101 Technical Report compliant gold resource estimate on the Tambor Project for Radius.  That report is dated January 7, 2004 and there are no material changes to the property since the date of this report.  The Technical Report has been filed in SEDAR.com.  The following is a summary, prepared by Greg Smith, B.Sc., PGeo of the Technical Report, prepared by George A. Armbrust, PhD., CPG.

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

Pursuant to its option agreement with the Company, Fortuna’s planned work includes:

•

Core drilling of roughly 3,000m around the known gold zones at Laguna North and Guapinol South to increase confidence in the resource and extend known mineralized zones;

•

Core drilling of roughly 3,000m to test high priority soil anomalies and geological targets which were not previously tested; and

•

An underground development program of approximately 300m on the high grade portion of Guapinol South, to confirm grades and better define the structural controls on gold mineralization.

Fortuna has not yet commenced work on the property and is currently raising the financing necessary to fund its exploration program on this project.

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

CAM’s resource estimate is tabulated below:

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources

This section uses the term “indicated resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Tambor: Indicated Resource Estimate
Area	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Guapinol South Cliff Zone	336,000	3.910	42,200
Poza del Coyote	120,000	4.024	15,500
Total	456,000	3.940	57,800

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Tambor: Inferred Resource Estimate
Area	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Guapinol South Cliff Zone	368,000	5.325	63,000
Poza del Coyote	228,000	4.219	31,000
Laguna North	1,951,000	1.950	122,200
Total	2,547,000	2.641	216,200

There has been no mining surface or underground development conducted at Tambor other than surface exploration trenching of soil anomalies.

2.

Marimba and Holly/Banderas Projects - Guatemala

(a)

Marimba Project

The Marimba Project consists of four exploration concessions located in southeastern Guatemala covering approximately 23,500 hectares.  One of the concessions was acquired by the Company by way of a purchase price of $21,986 (US$13,750) and the other three concessions were acquired by way of applications for exploration concessions.

During the year ended December 31, 2002, the Company entered into an option agreement with PilaGold Inc., whereby PilaGold Inc. could earn a 60% interest in the project.  As a result of the Amalgamation on July 1, 2004, the terms of the agreement have been deemed satisfied.

Details of the concessions comprising the Marimba Project are set out in the below map and table:

Marimba Concessions
880000
900000
1640000
1620000
N
EL PINAL
JOCOTAN II
EL TESORO
Legend
Marimba Concessions
0 1 2 3
Kilometers

-#-

Marimba Project (18,122.5 ha)
	Name	ID No.	Area (ha)	Details
1	Jocotan II	LEXR-017	2,000	granted May. 28,1998
2	Olopa	LEXR-714	9522.50	granted Dec.10, 2002
3	El Tesoro	LEXR-701	9342.51(*)	granted Nov. 12,2002
4	El Pinal	LEXR-704	4475.35(*)	granted June 6,2003

Exploration and Development History

In 2001 Pilagold completed widespread rock, soil, and stream sediment sampling.  Sampling also included road cuts and trenches in the two main zones Cerro T and Lantiquin.

There is no history of commercial mineral production from the Marimba area, although locals have also extracted small quantities of stibnite, which is sold locally.

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

At Marimba, Radius identified a gold-bearing epithermal alteration system extending over an area of 18 square kilometres, hosted within a dilation zone of the regional Jocotan fault system.  Over 40 active and paleo-hot spring systems have been mapped in the area. Gold-silver mineralization is related to rhyolite domes and associated epithermal and hot-springs style mineralized systems, and occurs in a variety of altered units including silicified schists and jasperoidal (silica replaced) limestones.  There are several significant gold-in-soil anomalies still to be tested at Marimba.

To date, most of the work at Marimba has concentrated on the Cerro T hill where silicified limestone breccias discovered in a road cut in early 2001 returned results of 0.64 g/t Au over 42.5m.  A second prospect - the Lantiquin Zone - was also discovered which returned low-grade but consistent gold values from 0.1 to 0.8 g/t Au along a 400m road cut.  Cerro T shares some similarities with the San Martin deposit (±38 million tonnes @ 0.77 g/t Au in oxide, heap-leachable), which is currently being mined by Glamis Gold.

Subsequent mapping at Cerro T highlighted the probable control by the Camotan Fault.  This fault is generally at shallow to moderate angles to the south (30º-60º, perhaps with a thrust and/or listric component) separating thin bedded limestones and limey shales.  Mineralization occurs as beige/yellow/brown, limonite-altered, silica-replaced (sandy), sheared and brecciated limestones.

Radius carried out a major soil sampling program across the Cerro T hill outlining a 2km soil anomaly.  Trenching then exposed the gold-bearing, silicified breccia, at a fault controlled contact between a thick-bedded limestone and a shale unit.

Two rounds of drilling were completed in 2003. The first round of drilling consisted of 10 holes which confirmed the continuity of the gold-bearing breccias over an approximate strike length of 700m.  Drill hole intercepts ranged from 2.6 g/t Au over 8.3m at the eastern end to 1.3 g/t Au over 22.9m on the western end.

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

The second phase of drilling extended the gold mineralization 400m further to the east than was previously known, and confirmed that the mineralized breccias are semi-continuous across at least 1200m of strike length.  The breccias occupy an accurate, moderately north dipping structure that may become shallower dipping at depth. Mineralization appears to “feather” into 2 or 3 parallel narrow zones towards the east, where the structures are generally steeper, narrower, but also higher grade with a best intercept of 8.12 g/t over 1.9m.  Gold results from the phase 2 drilling are tabulated below.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
MDD-003	*No significant intersections*			
MDD-004	77.7	79.3	1.6	2.66
MDD-006	1.5	24.4	22.9	1.30
MDD-007	0.0	12.0	12.0	1.79
MDD-008	0.0	21.7	21.7	0.97
MDD-009	0.0	30.5	30.5	1.01
MDD-010	30.5	36.6	6.1	0.69
MDD-011	*No significant intersections*			
MDD-012	*No significant intersections*			
MDD-013	36.6	44.9	8.3	2.62
MDD-014	*No significant intersections*			
MDD-015	42.8	53.8	11.0	0.77
MDD-016	21.3	29.0	7.7	0.50
MDD-019	4.6	21.9	17.3	1.39
incl.	7.6	16.7	9.1	2.08
MDD-020	19.8	38.7	18.9	0.94
incl.	32.9	38.1	5.2	2.20
MDD-021	19.8	31.2	11.4	0.88
incl.	22.9	25.9	3.0	1.88
MDD-022	41.1	51.8	10.7	0.57
incl.	45.2	48.6	3.4	1.48
MDD-023	*No significant intersections*			
MDD-024	64.0	66.9	2.9	1.22
MDD-025	55.4	57.3	1.9	8.12
incl.	56.7	57.3	0.6	20.14
MDD-026	*No significant intersections*			
MDD-027	109.3	114.3	5.0	0.78
MDD-028	*No significant intersections*			
MDD-029	*No significant intersections*			
and	233.2	242.9	9.7	0.37

Preliminary metallurgical test work by Acme Analytical Laboratories in Vancouver indicates that the mineralized silicified breccia will be readily amenable to conventional heap leach extraction.

Geology, Mineral Deposits and Resources

Bottle-roll tests on a 100g composite sample of drill core from four mineralized intercepts (holes MDD006 to MDD009); indicate greater than 95% recovery of gold in 24 hours in 1% cyanide solution.  The composite sample fire assayed 1.91g/t Au of which 1.90 g/t Au was recovered during the bottle roll test. Total sulphur is 0.1% and sulphide sulphur is 0.05%. Holes MDD 006 to MDD 009 returned consistent gold grades with a weighted average of the four intersections of 1.18 g/t Au over 20.3 metres.

Based on the drill results to date, the potential for near surface bulk tonnage resources appears to be limited to an area of 250 m by 250 m, but higher grade drill intercepts suggest good potential for mineralized feeder zones at depth with several kilometers of strike potential. However, on balance, the Company has decided that insufficient potential exists to justify further work at the current time.

No Resource or Reserve has been defined within the Marimba Project.  No underground exploration has occurred on the Marimba Project.  No surface equipment or plant exists at the Marimba Project.

(b)

Holly/Banderas Project

During the year ended December 31, 2002, the Company acquired a 100% interest in the Holly/Banderas Project by paying US$13,750 (CDN$21,896).  The Project consists of two granted exploration concessions and one application for exploration concession covering approximately 25,300 hectares.  The Holly property is located about 3 hours from Guatemala City, near the town of Chuiquimula.  Access is easy because the project straddles a main road and mineralization outcrops in road cuts.  The Banderas property is roughly 10km SE of the Holly property.

During the year ended December 31, 2003, the Company entered into an option agreement with PilaGold, whereby PilaGold could earn a 60% interest in the project.  As a result of the Amalgamation on July 1, 2004, the terms of the agreement have been deemed satisfied.

The details of these Holly/Banderas concessions are set out in the below map and table:

Holly/Banders Concessions
860000
880000
1620000
N
LA-JOYA II
Dorila
El Dorado
Legend
Holly/Banderas Concessions
0 1 2 3
Kilometers

Holly/Banderas Project (25,308.52 ha)
	Name	ID No.	Area (ha)	Details
1	Dorita	LEXR-032	5370.20	granted Sept. 28, 1999
2	La Joya II	LEXR-619	9943.50	granted Feb. 27, 2002
3	El Dorado*	SEXR-813	9,994.82	applied for May 16, 2003

Exploration and Development History

Holly is a low sulphidation epithermal gold-silver vein prospect discovered by the Company in 2001.  Soil and rock sampling outlined an extensive gold anomaly covering roughly 1 sq. km with 4 prominent, northwest-trending linear anomalies.  Government geology maps completed in the early 1970’s mapped altered rhyolite volcanics, travertine deposits and active hot springs in the area of the Eastern Projects.  Previous exploration at the Holly Project was evidenced by a series of shallow pits and trenches however no detailed descriptions of this work exists.

The prospect has been mapped in detail by the Company and its joint venture partners, and some 1100 soil and 847 rock samples collected, with 8 hand trenches excavated.  Swarms of narrow north-south trending high grade quartz veins are hosted by volcanics and related sediments, over a 1km wide area.

The trenching returned excellent results which included 44 g/t Au over 2m in the volcanics, and 10 g/t Au over 4m in the mudstones.  The trench results were subsequently followed up by drilling.  Seven diamond drill holes (approx. 1,000m) were drilled to test priority gold anomalies and known veins exposed in trenches.  At least one hole was drilled into each of the 4 linear anomalies.  Results were excellent, and in 2003, the property was optioned to PilaGold Inc. (a predecessor of the Company).

PilaGold began a second phase of RC drilling at Holly in May 2003.  Drilling was completed mid-year with disappointing results and no further work has been completed since then.  Just under 2,000m have been drilled in total at Holly:  978m in 7 holes in phase 1, and 8 holes for 1013m of RC drilling in phase 2.  Core drilling in 2002 and 2003 returned a best result of 165 g/t Au + 5921 g/t Ag over 1.5m.

Highlights of the first phase of drilling include: HDD-4 intersected 6 metres assaying 43.6 g/t gold and 1,617 g/t silver within a broader interval of 21 metres that assayed 13.7 g/t gold and 544 g/t silver.  At the Trail Zone HDD-5 intersected 10.6 metres assaying 7.9 g/t gold and 263.4 g/t silver and at the Holly Ridge Zone, HDD-1 intersected 14.2 metres assaying 4.1 g/t gold and 150 g/t silver.  All holes were drilled at -45degrees and the geometry of the veins and breccia zones indicates that true thickness of the structures will be 75 to 90% of the reported intersections.

Phase II drilling consisted of eight RC holes totalling 1013.3 metres completed in May 2003.  Results include; HRC01-10.7m @ 4.8g/tAu, HRC03-12.2m @ 0.98g/tAu, and HRC04-6.1m @ 1.46g/t Au, with holes #5 through #8 not returning significant intersections. Highlights include: 4 g/t Au with 150 g/t Ag over 14m in HDD-001, and 22 g/t Au with 697 g/t Ag over 3.6m in HDD-005 cutting veins in the volcanics; and 13 g/t Au with 544 g/t Ag over 21m in HDD-004 cutting silicified mudstones.

Drilling at Holly was successful in demonstrating high grades of individual veins at depth, and gold-in-soil anomalies reflecting possible strike extensions to mineralization have not been drilled tested.

The Holly property has been merged into the Banderas land package, forming a highly prospective area of at least 7 x 13 km. The intervening area contains strike extensions of key faults and graben features that trend between the 2 prospects, and has seen 1st pass prospecting but no significant follow up.

Geology, Mineral Deposits and Resources

The Holly property is underlain by Tertiary felsic volcaniclastics and limey mudstones, which sit in fault contact with Paleozoic phyllites to the north.  This east-west contact is formed by the regional Jocotan Fault, which is directly associated with several gold occurrences, including the Company’s Tambor project in western Guatemala, the Zopolote and Vueltas del Rio gold deposits in Honduras, and the Company’s Marimba prospect, about 35km to the east.

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

Structurally, the area is dominated by 140° to 160° trending fractures and faults, similar to the Banderas prospect, 9km to the SE.  These structures are related to the N-S trending Ipala Graben, a local extensional basin, which controlled emplacement of younger rhyolites and basalts.

Mineralization at the Trench Ridge, Holly Ridge and Construction zones consist of narrow cm scale vuggy quartz veinlets, hosted mainly by volcanic tuffs and breccias.  Some veins are also hosted by sheared phyllites in the Karen zone, north of the Jocotan Fault, and in silicified mudstones at the Trail zone, south of the volcanics.

The veinlets generally occur as sheeted swarms of 2-5 veinlets per meter, forming zones 5-50m meters wide.  Grades up to 165 g/t Au over 1m have be returned from drill core, with wider intervals of 1.69 g/t Au over 40m in trenches.  Grades would appear to be a function of vein density.

Gold and silver mineralization consists of pyrite, electrum and argentite.  Silver contents are locally very high (up to 7000ppm) but base metals and standard epithermal indicator elements are absent.

Widespread clay and yellow to red jarositic staining are the most obvious alteration assemblage in the volcanics, along with local silification, particularly in the mudstones.

No Resource or Reserve has been defined within the Holly/Banderas Project.  No underground exploration has occurred on the Holly/Banderas Project.  No surface equipment or plant exists at the Holly/Banderas Project.

Joint Venture Agreement with Glamis Gold Ltd. (“Glamis”)

During the year ended December 31, 2004, the Company entered into a joint venture agreement with Glamis, giving Glamis an option to explore and develop the Marimba and Holly/Banderas properties.

The agreement gives Glamis the right to acquire a 51% interest in the properties by spending US$4 million over a four-year period.  To earn this interest, Glamis must:

I.

incur US$250,000 in exploration or development expenditures on the properties in the first 12 months following receipt of all governmental permits necessary to carry out the proposed exploration program; and

II.

spend not less than US$4 million in exploration expenditures within four years from the effective date, including a minimum US$250,000 during each of the second, third and fourth years.

Glamis may earn an additional 24% interest in the property for a total of 75%, by financing and completing a positive feasibility study for the development and construction of a mine at Banderas within five years from the effective date.  After the feasibility study has been completed, each party shall finance its share of future expenditures, including the construction and development of a mine on the property, in proportion to its respective interest in the property, or have its interest in the property diluted on a straight-line basis.

If Glamis fails to proceed with a feasibility study within five years from the effective date, the Company has an option to earn back to a 75% interest in the property by financing and completing a positive feasibility study for the development and construction of a mine at Banderas within seven years from the effective date.

3.

Eastern Guatemala Project - Guatemala

The Eastern Guatemala Project is located in eastern Guatemala and is a collection of three exploration concessions covering approximately 36,248 hectares.  Two concessions are granted and one is in the application stage.  All of these concessions were acquired by the Company by staking.

Nicaragua Properties

1.

Nicaragua Concessions

During the years ended December 31, 2003 and 2004, the Company conducted exploration on 25 mineral concessions in Nicaragua comprising approximately 840,000 hectares.  As at December 31, 2004, the Company had been granted title to nine of the concessions with the remaining 16 being applications for title pending.

(a)

San Pedro Concession

San Pedro lies in east central Nicaragua. Access to San Pedro is via truck from Copalar to San Pedro (2 hrs), boat to La Estrelia (20mins), followed by a 5km horse ride to the camp, 5km.  From the camp it is possible to walk to all of the showings in the northwest of the San Pedro project, which cover a 2km by 1.5km area. In the dry season you can drive to about 1km west of the zone.

The following is a map showing the San Pedro concession:

San Pedro Concession
740000
760000
780000
1440000
1420000
N
Carol
Legend
San Pedro Concessions
0
2
4
6
Kilometers

Exploration and Development History

The area was initially visited in 2004 by Radius staff who were following-up on local reports of gold.  The Company’s geologists have uncovered a number of trenches and adits most of which have collapsed either at the portal or further in.  There appears to have been an early phase of exploration and small-scale mining which may date from the 1930s, followed by intensive surface trenching sometime around 1980.

The Company initiated a second round of exploration in the first quarter of 2005 focusing on expanding the limits of the known mineralization and completing detailed mapping and soil and rock geochemistry across key areas of the property.  Plans were also in place to fly and aeromagnetic / radiometric survey in the second quarter of 2005.

Geology, Mineral Deposits and Resources

Panning of stream sediments has defined an area of gold in stream sediments over a north-northwest trending area measuring roughly 12km by 3km.  Radius’ field crews subsequently discovered gold-mineralized quartz-adularia epithermal veins in three northwest-southeast trending zones within a 5km by 12km area.  The PM Zone in the northwest has seen the most exploration, while the Las Minas and Feliz Zones to the southeast are at an earlier stage.

Epithermal gold mineralization occurs as massive quartz to banded quartz-adularia veins and associated quartz vein stockwork.  Alteration minerals, vein textural evidence and exposures of silica scinter indicate that the outcropping veins are at a high-level in the mineralizing system.  The gold-mineralized structures are hosted by tuffs in a caldera setting cut by regional northwest-southeast trending extensional faults, and intruded by a rhyodacitic dome field.  Visible gold can be panned from most streams within the caldera and stream sediment sampling has returned a strong gold anomaly within and beyond the area of known occurrences.  Mineralization is open in all directions.

At the PM Zone two parallel veins have been defined over a strike length of 1.8km.  Recent reconnaissance trenching has returned higher grade results of 12.9g/t Au over 2.5m in trench PM1-A8, and 14.6g/t Au over 2.5m in trench PM1-B1. Soil sampling in this area has defined a consistent 300m wide +300ppb Au anomaly for 1,000m, open to the north.  Pitting and trenching within the anomaly between the known veins has exposed additional 1m wide veins and a strong stockwork zone raising the possibility for bulk mineable target in this area.  Follow-up of soil anomalies elsewhere within the PM Zone has led to the discovery of several new veins in the zone.  Assay results are pending for recent sampling in the PM zone.

Exploration of the Las Minas and Feliz Zones to the south of the PM Zone is at an early stage. Sampling of rocks in float and outcrop have returned gold grades ranging from trace to 38.2g/t Au outlining a 2km long, northwest-southeast trending mineralized structural zone at Las Minas. Trenching of the best results at the northwest end of this zone will start this month.  Prospecting at the Feliz Zone has discovered 4 parallel veins in a 700m by 700m area partly ringed by rhyodacite intrusions.  A grab sample of vein material from one of these veins assays 30.4g/t Au.

Radius’ exploration personnel are currently on the ground at San Pedro completing mapping, prospecting, soil sampling, hand trenching, and chip sampling covering the known zones and possible regional extensions along and across strike.  Radius has also applied for additional concessions in the area to cover possible extensions to the San Pedro system. Soil sampling is planned to cover the 60km2 area of known mineralization at San Pedro.

(b)

Natividad (formerly called El Pavon) Project
Joint Venture Agreement with Meridian Gold Inc. (“Meridian”)

Natividad is located in central Nicaragua, a 5 hour drive from Managua and about 1 hour from the town of Waslala.  It outcrops on a main road and access to most parts of the project area is possible by foot or on horse back.  It is located in a hilly agricultural region largely given over to cattle grazing. The original forest cover has been cut down over many years by slash and burn farmers.  The details of these Natividad licenses are set out in the below map and table:

Natividad Concessions
N
La Rowena
La Esperanza
Natividad II
Natividad
Géminis II
El Progreso
Geminis
El Milagro I
El Milagro II
Legend
Natividad Concessions
0 2 4 6 8
Kilometers
640000
660000
680000
1500000
1480000
1460000
1440000
1420000

-#-

	Name	Valid	Area (ha)	Details
1	Geminis	25 years	37,326	granted Feb. 11, 2004
2	Natividad	25 years	10,906	granted Feb. 11, 2004
3	Natividad II	25 years	40,525	granted August 20, 2004
4	El Milagro I	25 years	16,484	granted May 7, 2004
5	El Milagro II	25 years	43,131	granted Feb. 11, 2004
6	La Rowena	pending	45,040	applied for August 8, 2003
7	Geminis II	pending	11,824	applied for Oct 6, 2003
8	El Progreso	Pending	29,174	applied for Feb. 6, 2004
9	La Esperanza	pending	48,840	applied for Sept.10, 2003

During the year ended December 31, 2004, the Company entered into a joint venture agreement with Meridian, giving Meridian the option to acquire a 60% interest in Natividad which consists of five of the Company’s granted concessions and four of the applications.

In order to earn the interest, Meridian must:

i.

Spend a minimum of US$3.5 million in exploration expenditures over the first two years of the agreement, and a minimum of US$1 million in each of years three and four;

ii.

Complete a positive feasibility study on the project; and

iii.

Make the cash payments set out below for its earned share of the property’s mineral resources.

Meridian may terminate the option after spending the US$3.5 million by providing 30 days prior written notice to the Company.  If Meridian does not meet the US$3.5 million expenditures on or prior to the second anniversary date of the agreement, or Meridian withdraws from or terminates the agreement before making such committed expenditures, Meridian will pay to the Company the difference between the amount spent and the commitment of US$3.5 million in cash.

Upon completion of a positive feasibility study, Meridian will pay to the Company a predetermined price for its earned share of the mineral resources. Once Meridian has purchased 60 percent share of the mineral resources, it will have acquired an undivided 60% interest in the property.  The price to be paid by Meridian to the Company for the resources will be:

1.

$40 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary date are less than $400 per ounce;

ii.

$50 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary date are equal to or greater than $400 per ounce but less than $500 per ounce;

iii.

$60 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary are equal to or greater than $500 per ounce; and

iv.

$0.50 per ounce of silver if average recoverable silver grades for the resources exceed 100 grams per tonne.

When Meridian has exercised the option and acquired a 60 percent interest in the property, a joint venture will be established on a 60/40 basis.

Exploration and Development History

The vein system is a new discovery with little or no evidence of old mine workings or artisanal pits. It was discovered by the Company’s prospecting teams in 2003 following up an old report of quartz veins in the area.  Following the discovery of Natividad, the Company accumulated a large land position in the area covering what the Company’s geologists believed to be the major controlling geological structures.

The Company’s work at Natividad has defined at least half a dozen major veins or float trends, totaling many kilometers of strike length of potentially mineralized structures.  These veins or trends include:

Pavon North
Pavon Central / South
Las Brisas
Manceras
Astrid
Arco Iris
Las Valles

Most work has been completed on the Pavon North and Pavon Central / South veins where a trenching and rock-saw channel sampling program returned excellent results with a best interval of 40.7g/t Au over 8.35m. Selected highlights of the trenching program conducted by Radius are given in the table below.

Trench No.	Sample	Interval (m)	Au g/t
Pavon Central
TRP-2	Original Sample	8.4	21.7
	New Rock Saw Sample	8.4	40.7
	Including	5.7	58.4

TRP-4	Original Sample	12.0	3.8
	New Rock Saw Sample	12.0	3.1
	Including	5.0	4.9

TRP-6	Original Sample	7.6	6.1
	New Rock Saw Sample	8.3	5.4
	Including	4.8	8.5

TRP-7	Original Sample	5.7	2.3
	New Rock Saw Sample	5.0	2.7

TRP-13	Original Sample	17.8	2.0
	New Rock Saw Sample	17.8	0.9
Pavon North
TRN-1	Original Sample	16.0	7.1
	New Rock Saw Sample	16.0	8.1
	including	8.0	14.2

TRN-2	Original Sample	18.6	1.8
	New Rock Saw Sample	18.6	2.3
	including	5.9	5.3

TRN-3	Original Sample	2.0	1.3
	New Rock Saw Sample	2.0	1.7

TRN-4	Original Sample	11.8	1.8
	New Rock Saw Sample	11.8	1.8

TRN-5	Original Sample	7.3	2.4
	New Rock Saw Sample	7.3	2.7
	including	2.0	5.8

TRN-6	Original Sample	10.3	1.8
	New Rock Saw Sample	10.3	2.7
	including	1.8	9.0

TRN-13	Original Sample	3.2	5.4
	New Rock Saw Sample	3.2	8.7

The Company has also identified 2 additional trends named Jinji and Babaska although no significant work has been done on these structures so far.  The Jinji vein can be traced in outcrop and float over 2km. It is similar to the Pavon South vein with variable widths from 2m.  To the west, the Babaska has been mapped over a 4km strike in float and outcrop exhibiting both fine grained banded and chalcedonic quartz vein material.

In June 2004 Radius drilled several diamond drill holes from five drill sites, all of which cut significant thicknesses of epithermal quartz vein.  As part of the permitting process for a major first stage drill program at Natividad, scheduled to start in the first quarter of 2005, the Ministry of the Environment in Nicaragua allowed Radius to drill a small number of geotechnical holes at Natividad on the Central and North veins to determine the general dip of main vein structure(s) to allow proper siting of access roads and drill pads.

All of the drill holes intersected the target veins as planned, showing continuity of the veins both along strike and down dip.  In general, the veins have a steep westerly dip ranging from 65º to 77º, but may be locally vertical as in PADH-04.  The results include best intersections of 16.8m grading 10.3 g/t Au and 5.8m grading 11.3 g/t Au from holes located 4km apart testing the same mineralized structure.  Core recoveries were generally good in the mineralized zone, PADH-3 (49%) and PADH-5 (57%) were the exceptions.

The drill results (see Table below) reflect the overlying trench results with one important exception: PADH-1.  This hole - which returned 11.3 g/t Au over 5.8m - was drilled at Pavon South where trench results have returned only modest grades.  This demonstrates the potential for robust colloform banded quartz-adularia veins below weakly developed veining at surface, and may confirm that much of the exposed mineralization at Pavon South represents a high level of exposure of the epithermal system.  The main implication of PADH-1 is that the entire strike length of the Pavon North and South veins must be systematically drill tested to identify the high grade ore bodies.

Hole Number	From	To	Intersection (m)	Au Grade (g/t)
PADH-1	29.0	40.0	11.0	6.7
including	34.2	40.0	5.8	11.3
PADH-2	69.2	70.0	0.8	5.8
PADH-3	43.0	50.6	7.6	1.4
PADH-4	50.0	52.3	2.3	1.1
PADH-5	13.5	29.9	16.4	6.9
including	21.6	29.3	7.6	12.5
PADH-5b	7.6	24.4	16.8	10.3
including	21.9	24.4	2.5	57.3
PADH-6	52.7	64.3	11.6	2.2
including	57.3	58.3	1.0	7.3
PADH-7	59.4	61.0	1.6	3.2

*Recovery over mineralized interval

Meridian commenced their drill program at the end of March 2005, and has completed roughly 40 holes on the Pavon North, Central and South veins in the first part of their commitment to drill at least 15,000m at Natividad.  It is important to note that – as with most drill programs - the current program will be reviewed and adjusted as it progresses and the final drill collar positions may differ from those shown on the map.  A major heliborne aeromagnetic and radiometric program was also underway.  The program will focus on identifying new structures within the Natividad joint venture project area.

Geology, Mineral Deposits and Resources

The Pavón North and Central veins are classic examples of the low-sulphidation epithermal type of gold deposit. It is hosted by two principal rock types, dacite porphyry and moderately welded andesitic ignimbrite flows.

The Pavón North vein trends roughly 160º and can be traced on surface for many hundreds of meters. Towards its southern end, it splits and the 120º trending North Splay branches off to the southeast. Between the North Splay and main North vein is a broad area of stockworking and silicification which constitute a bulk tonnage target.

The vein minerals in Pavon North are dominated by chalcedony, in part displaying crustification. At the highest outcropping part of the vein, the chalcedony and accompanying vein quartz underwent late-stage hydrothermal brecciation resulting in a loose fragmental texture.

In contrast, the Pavón Central vein contains abundant saccharoidal quartz and chalcedony, suggesting that the erosion level may be somewhat deeper. Indeed, Pavón North is 50-100m higher in elevation than Central.  Both veins are characterized by colloform kaolinite after adularia bands.

Illite is the main alteration mineral within and proximal to both veins, although a lesser amount of smectite at Pavón North also suggests a shallower-level, lower-temperature position.

Massively silicified rocks marked by abundant drusy, quartz-lined cavities are observed locally in the Pavón North sector, mainly at the highest elevations, and may be the erosionally dissected remnants of a silicified horizon generated at one or more paleo-water tables. Such material is apparently absent at Pavón Central. In common with similar paleo-water table silicification elsewhere, metal contents are reportedly not anomalous. The friable acid-leached zone formed in the steam-heated environment above the paleo-water table appears to have been completely lost to erosion.

The remaining mineralized structures are traceable either as trails of vein boulders or as exposures of vein in creek beds. Initial indications from vein mineralogy are that the veins are exposed at a similar high level to Pavon North and Central. Recent reconnaissance trenching on the Astrid and Brisas veins has returned results of approximately 9m @ 9g/t Au and 6m @ 6g/t Au respectively.

In summary, Natividad is a highly prospective low-sulphidation epithermal vein system with the potential to host economic gold ore shoots. Although poorly exposed, the vein exposures in the Pavón North and Central trenches are robust and several (up to 8) metres wide. The abundance of chalcedony, especially in the North sector, and the remnants of a possible paleo-water table horizon both suggest shallow erosion and, hence, appreciable potential at depth.

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

No Resource or Reserve has been defined within the Natividad Project.  No underground exploration has occurred on the Natividad Project.  No surface equipment or plant exists at the Natividad Project.

(c)

Kuikuinita Project

Pursuant to an agreement dated November 22, 2002, the Company has acquired an option to earn a 70% interest in the Kuikuinita project.  The Kuikuinita project consists of three exploration concessions located in northeastern Nicaragua.  A map showing the Kuikuinita concessions is set out below:

Kuikuinita Concessions
N
720000
740000
1500000
1480000
1460000
Legend
Kuikuinita Concessions
0 2 4 6 8
Kilometers

In order to earn the interest the Company must:

i.

Make the following cash payments:

A.

US$10,000 on signing of the agreement (paid);

B.

US$15,000 upon transfer of the Kuikuinita concessions to a holding company, Goldstone Mining S.A. (paid);

C.

US$40,000 six months later (paid); and

D.

upon completion of the exploration work, a final payment of US$250,000.

ii.

Incur the following aggregate exploration expenditures:

A.

US$200,000 on or before November 22, 2003 (incurred);

B.

US$700,000 on or before November 22, 2004 (incurred); and

C.

US$1,100,000 on or before November 22, 2005.

After the earn-in, the optionors will have 45 days to decide to convert their 30% participating interest to a 4% net smelter return (“NSR”).  In such event, the Company will have the right to purchase up to 3% of such 4% NSR at a cost of US$1,000,000 for each percentage point of the NSR purchased.

Exploration and Development History

The Kuikuinita concessions are located near the “Golden Triangle” district in northeastern Nicaragua which produced 5-million oz of gold during the 20th Century.  Gold mineralization occurs in altered rocks over an area of 5km by 5km representing a significant bulk tonnage, low grade gold target.

A first phase of drilling was completed by PilaGold (now the Company) in late June 2004.  A second phase of drilling commenced in late October 2004 to follow up a high grade silver+base metal intersection from the first phase of drilling.

In November 2004, the Company commenced a second phase of drilling at the Kuikuinita project to test for extensions to the high-grade silver and base metal zone intersected in hole KUDH-7.  Roughly 500m of drilling were completed but no further significant results were received.  At the current time, the Company is not planning to complete any additional work.

Geology, Mineral Deposits and Resources

The Kuikuinita prospect was explored by geochemical and geophysical surveys in the mid 1990s. These surveys defined several strong gold anomalies with coincident geophysical anomalies. Many of the anomalies are open in several directions.

In early 2003, PilaGold expanded the soil grids and conducted hand trenching pushing the anomalous area to roughly 25 square kilometres in size, and still open.  The size of the potential mineralized area at Kuikuinita is suggested by the large anomalies described above and by the extent of artisanal gold workings.

The most significant anomaly is Loma Los Indios (LLI), where trenching of the more significant geochemical and geophysical anomalies indicates that gold mineralization is hosted by stocks and dykes.  The intrusives cut ophiolitic ultramafics and volcanic wall rocks affected by pervasive quartz-sericite-pyrite alteration.

Alteration is composed dominantly of white clay with local sericite. The clay altered rocks generally return anomalous Au values in the 100-200 ppb range. Where silicification and quartz veining are present, gold values are usually in the +1 g/t Au range.

A first phase drill program was completed in June 2004. Sixteen holes were drilled for a total of 1,627m, to test:

- Areas of +1g/t Au values that were delineated in trench sampling
- Altered dacite dykes which appear to be spatially and genetically related to the mineralization
- And the source of alluvial gold in an extensive area of old workings known as Los Mantos.

The most significant intercepts from the first stage of drilling are from the Los Indios area, where nine out of eleven holes cut up to 53m of altered dacite dyke.  In several cases the dyke widths at depth appear to exceed the widths originally seen in the trench exposures.

Three holes were completed at the Los Mantos target, drilling tested a 700m x 300m area with numerous artisanal workings where gold has been panned by local camposinos for around 3 decades.  One hole was drilled at San Antonio and one at Bijagual, to test the mineralization underlying trench KBT-3.  Neither hole intersected obvious mineralization although some alteration was noted.

The best results from the first stage of drilling include a silver rich, polymetallic intercept in Hole KUDH-7, which returned 2.7m @ 774 g/t Ag, 2.2g/t Au. 1.9% Cu, 12.5% Pb and 6.6% Zn. within a broader interval of 20.9m @ 0.8g/t Au, 226g/t Ag, 0.6% Cu, 3.4% Pb and 1.0% Zn.  The results also include 12.9g/t Au over 2.8m from hole KUDH-10.  This intercept is hosted by a zone of massive pyrite with anomalous Pb, Ag, Zn, and Cu values.

The silver/gold base metal zones, although suspected from surface trenching results, are a new style of mineralization on the property.  The geometry of these mineralized intercepts is not clearly understood.

No Resource or Reserve has been defined within the Kuikuinita Project.  No underground exploration has occurred on the Kuikuinita Project.  No surface equipment or plant exists at the Kuikuinita Project.

(d)

Mena Properties

Pursuant to a letter agreement dated February 27, 2003 and an option agreement dated October 1, 2003, the Company was granted an option to earn a 70% interest in a series of mineral concessions in Nicaragua.  Three groups of concessions currently remain subject to this option, namely, Kisilala, Columbia and San Ramon.  In order to earn the interest, the Company must:

i.

Make the following cash payments:

A.

US$50,000 upon signing the agreement with the optionor (paid);

B.

US$150,000 (US$131,250 paid) upon transfer of the concessions into a newly incorporated Nicaraguan subsidiary “Newco”;  and

C.

six months after the transfer of the concessions into Newco, US$25,000 for each concession the Company wishes to continue holding, with a minimum payment of US$100,000 (paid) if the Company wishes to continue the option on at least one of the mineral concessions;

D.

upon completion of the exploration work, a final payment of US$250,000.

ii.

Incur the following exploration expenditures for each concession for which the Company wishes to earn its 70% interest:

A.

US$300,000 in the first year following transfer of the concession to Newco;

B.

US$700,000 in the second year following the transfer of the concession to Newco; and

C.

US$1,000,000 in the third year following the transfer of the concession to Newco.

After the earn-in, the Company will submit a report to the optionor on all results obtained, and plan for future exploration of the concession.  The optionor will have 90 days to decide to retain a 30% working interest or to convert to a 4% NSR.  In that event, the Company will have the right to purchase 2% of the 4% NSR for $1,250,000 per percentage point, and will have a first right to purchase the remaining 2% NSR.

(i)

Kisilala Concession

Kisilala is located 21km north of the town of Prescillita, in the department of Region Autonoma del Atlantico Sur, south central Nicaragua.  The project has year round access from Managua via the road to El Rama.  A map showing the Kisilala concession is set out below:

Kisilala Concession
780000
800000
1380000
1360000
1340000
N
Legend
Kisilala Concession
0 2 4 6 8
Kilometers

Exploration and Development History

The Kisilala gold veins were the subject of intermittent small scale mining from 1902 to 1975.   There has been limited modern exploration at Kisilala.  Work completed included stream sediment sampling, rock sampling and geologic mapping during the mid-1990s by Western Mining Corp. (WMC) of Australia.

PilaGold mapped and trenched the veins to test the grade continuity along strike and across strike into the wall rock.  A total of 527 rock and 583 soil samples have been collected from the property. Vein thickness and wall rock mineralization were tested in 23 trenches.  The results demonstrated the continuity of the veins along strike.  Drill testing of the structures will be necessary to test the grades at depth.

Some exploration was carried out by previous operators in the 1990s, but was restricted to stream sediment sampling, rock sampling and geologic mapping.

Geology, Mineral Deposits and Resources

At the Kisilala Project a series of gold bearing quartz veins are hosted by andesitic volcanic rocks.

The Kisilala Project covers a series of gold-bearing epithermal veins hosted by andesitic volcanic rocks which lie within a broad east-west trending corridor of gold occurrences, and have similar host-rock geology, distribution, and orientation to La Libertad.  The prospect consists of Minas de Kisilala in the north, location of most of the known veins and the focus of past production, and Loma la Virgen hill, two kilometres to the south.  A large epithermal system hosts gold mineralization in multiple veins and alteration zones over an area of 15km2. Intense silica-clay alteration forms broad envelopes around veins, which are commonly bleached and coated by oxides the weathered remnants of moderate amounts of sulphides. Importantly the alteration zones occur away from the trace of veins and limited sampling has returned high values of 10 g/t gold.  WMC maps show a large alteration zone three kilometres west of Loma la Virgen, with gold values up to 12 g/t gold.  Confirmation sampling completed by PilaGold exploration staff corroborated the occurrence of high grade gold values on the property.  Potential for a bulk mineable gold deposit could come from two sources.  First the mineralized envelopes around the multiple veins found in the prospect and second from disseminated mineralization in the pyroclastic host rocks. The prospect also has potential to host high grade bonanza style gold mineralization in the numerous outcropping veins.

PilaGold mapped and trenched the veins to test the grade continuity along strike and across strike into the wall rock. A total of 527 rock and 583 soil samples have been collected from the property. Vein thickness and wall rock mineralization were tested in 23 trenches.  The results demonstrated the continuity of the veins along strike.

Drill testing of the structures failed to return any significant results and no further work is planned at the project.

No Resource or Reserve has been defined within the Kuikuinita Project.  No underground exploration has occurred on the Kuikuinita Project.  No surface equipment or plant exists at the Kuikuinita Project.

(ii)

Columbus Concession

The Columbus prospect is located 50 km east-northeast of the historical Bonanza mining camp in the "Golden Triangle" district of Nicaragua. Access to the property is via a 2 hour horse ride from the road head about 50km east of Rosita. The existing license covers 140km2. The Columbus prospect was explored by WMC of Australia between 1995 to 1997.

The Bonanza and nearby Siuna and Rosario camps are thought to have produced over 5-million ounces during the 19th and 20th Centuries.  Most of the production came from quartz veins and replacement-style gold deposits.  A map showing the Columbus concessions is set out below:

Columbus Concessions
820000
840000
1560000
N
Columbus
Columbus II
Legend
Columbus Concessions
0
2
4
6
Kilometers

Exploration and Development History

Columbus is an intrusion-related copper-gold target dominated by several mineralogically distinct breccia pipes.  Mineralization is hosted by a multiphase intrusive complex and associated volcanic rocks.

Columbus was explored by WMC from 1995 - 1997.  Work consisted of geochemical sampling (stream sediments, soils, and float and bedrock rock samples), geophysical surveying (including magnetics, radiometrics, and induced polarization), and geological mapping. Geophysical surveys completed by WMC outlined chargeability anomalies coincident with the copper soil anomaly and a circular resistivity anomaly coincident with the gold/tourmaline breccia bodies.  The central area was also the site of early placer production and locals are presently panning gold from this area as well as drainages from the surrounding ridge. No drilling and only a limited amount of trenching was conducted on the Columbus Prospect by WMC.

The area saw extensive artisanal gold operations in the 1960s, and local gold miners are currently working the sapprolitic intrusive bedrock for vein and breccia-hosted gold.

In June 2004, the Company began a first phase drill campaign at Columbus testing the most obvious breccia and intrusive targets.  Drilling was completed by mid July.  Insufficient significant results were returned from the project to justify further work.

Geology, Mineral Deposits and Resources

The main target developed was an elongated gold anomaly within the intrusive that had minimum dimensions of 800m x 300m.  This anomalous area, which forms a NNW trending ridge, is underlain by quartz/tourmaline limonitic breccias.  Rock sampling of the breccia bodies has returned grades averaging + 2g/t gold with samples up to 4.5 g/t gold. Soil sampling also returned other gold anomalies within the intrusive body and significant values in Cu and Mo.  The Au anomaly appears to extend to the N and S forming a linear anomaly about 1.5km long.  There is a strong NE fabric to the topography in this region and this is coincident with an airborne magnetic anomaly. The main area of interest is surrounded by an 8km diameter semi-circular ridge to the W, S, and E. This could also be interpreted as intersecting NE and NW structures forming a NE trending graben with Cerro Columbus in the middle. Trenching of gold anomalies along a north-south trending ridge exposed tourmaline breccia bodies which returned: COL03-12.1m @ 1.4g/t Au and COL04-13.8m @ 2.2g/t Au.

No Resource or Reserve has been defined within the Columbus Project.  No underground exploration has occurred on the Columbus Project.  No surface equipment or plant exists at the Columbus Project.

(iii)

San Ramon Concessions

The San Ramon camp is in south-central Nicaragua, 5km west of Matagalpa and a couple of hours drive from Managua.  Infrastructure is good: the project is easily accessible by road followed by a short 5-10 minute walk.  A map showing the San Ramon concessions is set out below:

San Ramon Concessions
620000
640000
1420000
N
San Ramon Matiguas II
San Ramon Matiguas
Legend
San Ramon Concessions
0 1 2 3
Kilometers

Option agreement with Coastport Capital Inc. (“Coastport”)

By agreement dated July 20, 2004 and amended February 20, 2005, Coastport acquired an option to acquire a 50% interest in the San Ramon concessions from the Company.  In order to exercise the option and earn a 50% interest, Coastport must incur exploration expenditures of $200,000 by December 1, 2004 (incurred), a total of US$1 million by December 31, 2005, and a total of US$2 million by July 1, 2006.

Exploration and Development History

Gold mining started at San Ramon in 1902 and was completed by 1950.  It hosts several major high-grade epithermal gold quartz veins which were mined in the early to mid 1900s.  Although there are no production records, gold was mined from the La Leonesa, La Reina, and Canton veins. Surface and underground workings suggest strike lengths of over 1,500m for individual veins. Mining stopped at the local water table, about 150m below surface.

PilaGold began working at San Ramon in late July 2003 focusing on finding mineable reserves in the wall rock and along strike of known high-grade veins.  Trench results indicate that significant potential still exists at San Ramon and that there are many prospective areas still to be investigated.  The Company’s ground holdings around the San Ramon Project have therefore been extended to cover all known mineralized outcrop and associated stream geochemical anomalies.

The Company’s trenching at La Leonesa returned a best intersection of 4m @ 5.9 g/t Au from the apparent hangingwall of the main epithermal vein.  Channel sampling at Rosamond returned a best section of 12.3g/t over 4.5m from the footwall, and 13.6g/t Au over 1.9 from the hanging wall. Very little is known about the potential grades of the actual veins down dip from the historical mine workings.

Coastport completed an 11-hole diamond drill program at the San Ramon project in late 2004.  The results include a best intersection of 16.9 g/t Au over 1.5m.

Eleven holes were completed on or beneath the Rosamond and La Leonesa vein systems at San Ramon.  Veins and/or wall rock stockwork and breccia zones were intersected in most holes confirming what was seen and suspected from the surface trenching completed last year. Intersections which returned greater than 1g/t Au are shown below.

Hole No.	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t*

SRDH-2	73.1	76.2	3.1	2.8	nsr
SRDH-3	109.2	112.2	3.0	3.8	nsr
SRDH-4	105.8	108.2	2.4	2.6	28.6
SRDH-5	150.9	152.4	1.5	16.9	13.4
SRDH-7	62.3	66.5	4.3	4.8	nsr
SRDH-8	95.6	99.1	3.5	1.4	nsr

*nsr = no significant results

Significantly, reconnaissance prospecting on a newly acquired license in the San Ramon area has discovered a previously unknown vein exposed for 900m along strike in an area 5km southeast of the San Ramon veins.  A concession application has been filed to cover the new discovery and more detailed work on this zone will start soon.

Coastport’s management has informed its joint venture partner, Radius, that further work is planned at San Ramon although the timing of the program is unclear.

Geology, Mineral Deposits and Resources

The Company is exploring the San Ramon district for 1) untested mineralization in the vein wall rocks; 2) high-grade ore shoots extending below the base of the mining; 3) high-grade ‘blind’ veins along strike from known mineralized areas; and 4) new veins identified by surface geochemistry.

No Resource or Reserve has been defined within the San Ramon Project.  No underground exploration has occurred on the San Ramon Project.  No surface equipment or plant exists at the San Ramon Project.

Dominican Republic

The Company has staked two concessions covering approximately 19,165 hectares known as the Camila project located in southern Dominican Republic.  Application for these concessions has been made with grants pending approval by the Department of Zoning.

Mexico

The Company has been acquiring a land position covering prospective areas in southern Mexico.  To date, Radius has built a package of concessions and concession applications totaling roughly 540,000 hectares. The bulk of Radius’ land package lies within Chiapas covering the extension of a prospective geological trend which strikes into Mexico from western Guatemala.  These rocks host the Marlin deposit (Glamis Gold) in Guatemala and the Ixhuatan prospect (Linear Gold Corp) in Chiapas.

Exploration of Radius’ ground will start with regional prospecting and stream sediment sampling. A team of geologists and prospectors is presently being mobilized to Mexico.

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

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  The Company’s sole source of financing is by the issue of common stock from treasury.  The Consolidated Financial Statements includes additional comments that state that conditions and events exist which cast substantial doubt on the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments as a result of this uncertainty.

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 17 to the Consolidated Financial Statements.

Strategic Transaction

Radius Explorations Ltd. and PilaGold Inc. amalgamated (the “Amalgamation”) and continued as one company, Radius Gold Inc., pursuant to the provisions of the British Columbia Business Corporations Act.  The holders of Radius Explorations shares received one (1) Radius Gold share for every one (1) Radius Explorations share held, and PilaGold shareholders received one (1) Radius Gold share for every two and one-quarter (2.25) PilaGold shares held.

A.

Operating Results.

Critical Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States of America, except as explained in Note 17.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic; and

iv)

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

b)

Cash and cash equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

d)

Property and Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements	5 years straight-line
Trucks	5 years straight-line
Computer equipment	30% declining balance
Office equipment	20% declining balance
Website	30% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

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

f)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities ere exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded form the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

g)

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

h)

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

Results of Operations

Year Ended December 31, 2004 compared to December 31, 2003

The Company reported a net loss for the fiscal year ended December 31, 2004 of 3,908,339 ($0.09 per share), compared to a loss of $1,722,063 ($0.06 loss per share) for the fiscal year ended December 31, 2003.  Interest income for 2004 increased significantly compared to 2003 due to a greater amount of funds invested in cash equivalents.  Corporate expenses increased in almost all categories.  Public relations costs were much greater in early 2004 as compared to 2003 as a result of printing and distributing marketing materials to at least 500,000 persons.  There was a significant increase in professional fees and administrative costs due to the amalgamation transaction, and, since the amalgamation, administrative costs are greater due to the Company’s paying a larger percentage of shared office costs and salaries.

During the fiscal year ended December 31, 2004, the Company recorded a stock-based compensation expense of $1,173,784 ($234,500 in 2003, as adjusted).

Year Ended December 31, 2003 compared to December 31, 2002

The Company reported a net loss for the fiscal year ended December 31, 2003 of $1,722,063 or $0.06 loss per share, compared to a loss of $642,626 or $0.04 loss per share for the fiscal year ended December 31, 2002.  The increase in the year ended December 31,2003 was due to an increase in write off of resource property costs (2003 - $446,529; 2002 - $114,895), increased administrative expenses (2003 - $1,282,071; 2002 - $614,290) and increased foreign exchange losses (2003 - $64,702; 2002 – Nil), that were offset by interest income (2003 - $72,149; 2002 - $32,689).

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

Mineral Properties

Year Ended December 31, 2004

During the fiscal year ended December 31, 2004, $587,091 was spent on exploration of the Company’s mineral properties in Guatemala.  Of that amount, the major expenditure categories include $234,987 for geological and other consulting fees, $63,190 for salaries, $55,612 for licenses and taxes, and $48,572 for office rent.  $893,643 in property investigation costs spent in Guatemala was written off during the year.

In February 2004, the Company increased its interest in the Tambor property by issuing to Gold Fields 1,300,000 shares at a deemed value of $1.49 per share.  This is following Gold Fields’ incurring US$3,500,000 in property development.

During the fiscal year ended December 31, 2004, $2,422,462 was spent in Nicaragua.  Of that amount, the major expenditure categories include $833,577 for geological and other consulting fees, $310,181 for geochemistry, $205,998 for drilling, $192,878 for camp food and supplies, $174,726 for salaries, $130,319 for travel, $129,072 for automobile costs, and $118,248 for licenses and taxes.  $456,562 in property investigation costs spent in Nicaragua was written off during the year.

During 2004, the Company spent $46,006 in Mexico in connection with the investigation of properties for possible acquisition.

Year Ended December 31, 2003

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

Year Ended December 31, 2002

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

Per Share Losses

Both the net losses and the losses per share have increased from the year 2002 to 2003 to 2004.  These increases correspond to an increase in the issued and outstanding share capital the year 2002 to 2003 to 2004.

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

B.

Liquidity and Capital Resources

Year ended December 31, 2004 compared to December 31, 2003

During the 2004 fiscal year, the Company’s cash resources increased by $1,749,499 compared to an increase of $12,927,332 in 2003.  The 2004 increase is much smaller than the 2003 increase due mainly to the Company having spent a significantly greater amount on deferred exploration than in 2003.  During the fiscal year ended December 31, 2004, the Company’s interest income and proceeds on issuance of shares provided additional cash of $1,471,875, which almost offset the cash component of operating expenses for the year of $1,537,547.  In addition, the Company received $6,491,647 as a result of the Amalgamation.

As at December 31, 2004, the Company had working capital of approximately $17.1 million compared to working capital of $14.8 million as at the fiscal year ended December 31, 2003.

The Company’s paid up share capital as at December 31, 2004 was $42,060,982 representing 53,091,188 common shares without par value.  The contributed surplus of $2,290,834 plus share capital, together with a deficit of $10,087,313, results in shareholders equity of $34,264,503.  Details of share capital issuances are discussed in Note 8 to the Financial Statements.  Subsequent to the 2004 fiscal year, the Company received an additional $240,140 from the exercise of stock options and share purchase warrants.

Year ended December 31, 2003 compared to December 31, 2002

During the 2003 fiscal year, the Company’s cash resources increased by $12,927,332 compared to a decrease of $761,493 in 2002.  The 2003 increase is a result of the Company receiving $15,386,927 from the sale of shares which includes gross proceeds of $9,817,500 from a private placement of units at $1.50 per unit and $500,000 from a private placement of units at $0.50 per unit. The balance of the increase resulted from the exercise of share purchase warrants and stock options.  The Company spent $1,390,452 on its resource properties (2002 - $1,741,541).

As at December 31, 2003 Radius had working capital of approximately $14.80 million compared to working capital of $1.95 million as at the fiscal year ended December 31, 2002. The increase in working capital is a result of Radius not spending the money it had raised from the sale of shares.

The Company’s paid up share capital as at December 31, 2003 was $27,539,692 representing 38,395,242 common shares without par value.  The contributed surplus of $234,500 plus share capital, together with a deficit of $5,168,074, results in shareholders equity of $22,606,118.  Details of share capital issuances are discussed in Note 6 to the Financial Statements.  Subsequent to the 2003 fiscal year Radius received an additional $180,138 from the exercise of stock options and share purchase warrants.

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

E.

Off-balance Sheet Arrangements

Not applicable.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2004 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$76,573	$76,573	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0	0	0	0	0
Total	$76,573	$76,573	0	0	0

(1)

Amount indicated is the office rent lease for the Company’s head office in Vancouver, BC.

D.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

Item 6.     Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of June 23, 2005 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

-#-

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Vancouver, BC, Canada	Director & President	September 30, 1997
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
Harmen Keyser Gibsons, BC, Canada	Director	September 9, 1997
David Farrell Vancouver, BC, Canada	Director	June 15, 2001
Nicholas Glass Vancouver, BC, Canada	Director	January 14, 2003
Ralph Rushton Vancouver, BC, Canada	Director & Vice-President, Corporate Development	May 2, 2003
Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
Cheryl Messier North Vancouver, BC, Canada	Chief Financial Officer	July 1, 2004
Jock Slater Managua, Nicaragua	Vice-President, Exploration	July 1, 2004
Tim Osler Vancouver, BC, Canada	Corporate Secretary	May 7, 1998

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

Mario Szotlender - Director

Mr. Mario Szotlender holds a degree in international relations and has successfully directed Latin American affairs for numerous private and public companies over the past fifteen years, specializing in developing new business opportunities and establishing relations within the investment community.  Mr. Szotlender has also operated several mineral operations in Venezuela, including the Las Cristinas in the 1980’s.  He is currently the President of Mena Resources Inc. and Focus Ventures Ltd., and is a director of several other public companies.

Harmen J. Keyser - Director

Mr. Harmen Keyser has over 20 years exploration experience in North America and abroad.  He is registered as a Professional Geologist with the Northwest Territories Association of Professional Engineers, Geologists, and Geophysicists.  Since 1991, Mr. Keyser has been self-employed.  He is currently a director of the Company and several other public companies.

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

Ralph Rushton – Vice President, Corporate Development and Director

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

Bradford Cooke - Director

Mr. Bradford Cooke, M.Sc., P.Geo., is a mining executive and a professional geologist with over 29 years of experience in the mining industry.  He earned a B.Sc. (Honours) degree from Queens University in 1976 and a M.Sc. (Geology) degree from the University of British Columbia in 1984.  Mr. Cooke began his mineral exploration career in 1976 as a Project Geologist with Noranda Mines, and subsequently worked for Shell Minerals, Chevron Resources and as an independent geologic consultant.  In 1987, Mr. Cooke founded Canarc Resource Corp. and since that time has focused on financing and managing the exploration and development of gold mining projects in North, Central and South America.  He is currently a director of several other public companies.

Cheryl Messier – Chief Financial Officer

Ms. Cheryl Messier has over 10 years experience as a financial controller.  She worked as CFO for an international computer trading company grossing US$5 million in annual sales.  Bringing strong cash flow management experience she joined the Company in June 2003.

Jock Slater – Vice-President, Exploration

Mr. Jock Slater earned a B.Sc. in Geology from the University of British Columbia and an M.Sc. from the University of Alberta.  He has 35 years of experience in the mining industry, working for Archer Cathro in the Yukon Territory, Eldorado Nuclear in Northern Saskatchewan, and BP Minerals, RTZ, and Barrick Gold in New Zealand, Indonesia, Turkey, Bulgaria, and China.  Since 1999 he has directed the Company’s exploration activity in Guatemala and Nicaragua.

Tim Osler - Secretary

Mr. Tim Osler, B.Sc., owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently producing.  Mr. Osler is currently a director of Mena Resources Inc. and Focus Ventures Ltd.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation.

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2004, the Company paid to its executive officers the following amounts:

Name	Position	Amount

Simon Ridgway	President	$144,000
Ralph Rushton	Vice-President, Corporate Development	$ 96,000
Jock Slater	Vice-President, Exploration	$111,540
Cheryl Messier	Chief Financial Officer	$ 32,925

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of May 31, 2005 by all the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	320,000 44,444 200,000 564,444	$0.68 $1.46 $1.00	January 7, 2008 January 29, 2008 September 6, 2009
Mario Szotlender	140,000 120,000 44,444 304,444	$1.00 $0.68 $1.46	July 10, 2006 January 7, 2008 January 29, 2008
Harmen Keyser	40,000 17,778 50,000 107,778	$0.99 $1.46 $1.00	January 27, 2008 January 29, 2008 September 6, 2009
David Farrell	100,000	$1.00	September 6, 2009
Nicholas Glass	50,000	$1.00	September 6, 2009
Ralph Rushton	22,222 150,000 50,000 222,222	$1.37 $1.32 $1.50	August 13, 2008 February 26, 2009 October 17, 2009
Bradford Cooke	22,222 100,000 122,222	$2.03 $1.00	April 22, 2008 September 6, 2009
Cheryl Messier	22,222 100,000 122,222	$1.37 $1.00	August 13, 2008 September 6, 2009
Jock Slater	22,222 170,000 192,222	$1.46 $1.10	January 29, 2008 August 7, 2008
Tim Osler	17,778 55,000 72,778	$0.99 $1.10	September 24, 2007 August 7, 2008

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held in the spring of 2006.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee of the Company is presently comprised of David Farrell, Bradford Cooke and Harmen Keyser, all of whom are “independent” and “financially literate”.  The Audit Committee Charter provides that the primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.  The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management and the external auditors.

Compensation Committee

The Compensation Committee of the Company is presently comprised of David Farrell and Bradford Cooke, both of whom are “unrelated” and “independent”.  The Compensation Committee Charter provides that the function of the Compensation Committee is to assist the Board in discharging its oversight responsibilities relating to compensation, including the compensation of key senior management employees of the Company.

The Compensation Committee is to review and make recommendations to the Board on an annual basis with respect to the Company’s stock option plan and make recommendations respecting grants of options.  It shall also review and recommend to the Board annually, or more frequently as required, management’s succession plans for the Executive Management, including the specific development plans and career planning for potential successors to occupy these positions.

D.

Employees.

As at December 31, 2004, the Company had 25 employees, 6 in the Vancouver office and 19 in Guatemala or Nicaragua.  Ten employees provide administrative or management services and 15 employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of May 31, 2005, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class(1)
Common	Simon Ridgway Vancouver, BC	3,348,876(2)	6.28%
Common	Mario Szotlender Caracas, Venezuela	1,372,507(3)	2.58%
Common	Harmen Keyser Gibsons, BC	259,863(4)	0.49%
Common	David Farrell Vancouver, BC	100,000(5)	0.19%
Common	Nicholas Glass Vancouver, BC	50,000(6)	0.09%
Common	Ralph Rushton Vancouver, BC	230,222(7)	0.43%
Common	Bradford Cooke North Vancouver, BC	122,222(8)	0.23%
Common	Cheryl Messier North Vancouver, BC	122,222(9)	0.23%
Common	Jock Slater Managua, Nicaragua	192,222(10)	0.36%
Common	Tim Osler Vancouver, BC	518,123(11)	0.97%
Common	All Directors and Senior Management as a group (10 individuals)	6,316,257	11.85%

(1)

Based on 53,295,988 shares outstanding as at May 31, 2005, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

564,444 of these shares represent currently exercisable stock options; 111,111 of these shares represent currently exercisable share purchase warrants; and 175,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  1,813,122 of the free trading shares and 44,444 of the warrants are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

(3)

304,444 of these shares represent currently exercisable stock options; and 25,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(4)

107,778 of these shares represent currently exercisable stock options; and 25,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(5)

All of these shares represent currently exercisable stock options.

(6)

All of these shares represent currently exercisable stock options.

(7)

222,222 of these shares represent currently exercisable stock options.

(8)

All of these shares represent currently exercisable stock options.

(9)

All of these shares represent currently exercisable stock options.

(10)

All of these shares represent currently exercisable stock options.

(11)

72,778 of these shares represent currently exercisable stock options; and 12,500 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

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

As at May 31, 2005, there were 3,521,197 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.     Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares.  The following table sets forth to the best of the Company’s knowledge, as of May 31, 2005, the number of the Company’s Common Shares beneficially owned by (a) each major shareholder of the Company, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The major shareholder listed below is deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, to the best of the Company’s knowledge, the shareholder listed possesses sole voting and investment power with respect to the shares shown.

Shareholder Name	Number of Shares	Percentage of Issued Shares(1)
Simon Ridgway	3,348,876 (2)	6.28%

(1)

Based on 53,295,988 shares outstanding as at May 31, 2005, plus any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable within 60 days from the above date.

(2)

564,444 of these shares represent currently exercisable stock options; 111,111 of these shares represent currently exercisable share purchase warrants; and 175,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  1,813,122 of the free trading shares and 44,444 of the warrants are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of May 31, 2005, there were 53,295,988 shares of the Company outstanding, of which approximately 3,625 U.S. holders of record or beneficial holders, held a total of 5,890,839 shares (11.05%).  The number of beneficial holders was determined based on a review of the number of holders represented by ADP Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

Pursuant to an agreement dated December 1, 2002, Mill Street Services Ltd. (“Mill Street”) was providing the management and consulting services of Simon Ridgway, as the President of the Company, at a rate of $8,000 per month.  Effective as at the Amalgamation date of July 1, 2004, the Company and Mill Street entered into a new agreement whereby the Company pays $16,000 per month for Mr. Ridgway’s services.  Mill Street is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

During the fiscal year ended December 31, 2004, the Company paid an aggregate of $159,215 to officers and companies that have common directors with the Company for salaries and consulting and management fees.

The Company and PilaGold Inc. amalgamated and continued as one company pursuant to the provisions of the British Columbia Business Corporations Act on July 1, 2004.  Certain of the directors and officers of the Company were directors, officers and/or shareholders of PilaGold Inc.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.     Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  An auditors’ report of Amisano Hanson with respect to the fiscal years ended December 31, 2004 and 2003and the balance sheet as at December 31 2004 and 2003, are included herein immediately preceding the consolidated financial statements.

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

B.

Significant Changes.

There have been no significant changes in the Company since the date of the Company’s annual financial statements.

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

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2005 fiscal year, and (c) for each of the six months from December 2004 to May 2005.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	High	Low
2004	$1.85	$0.88
2003	$2.03	$0.63
2002	$1.65	$0.63
2001	$1.29	$0.20
2000	$1.00	$0.48

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2005
Period Ended:	High	Low
March 31, 2005	$1.69	$1.21
December 2004	$1.85	$1.21
September 30, 2004	$1.35	$0.97
June 30, 2004	$1.42	$0.88
March 31, 2004	$1.58	$1.14
December 31, 2003	$2.03	$1.30
September 30, 2003	$1.82	$1.05
June 30, 2003	$1.50	$0.84
March 31, 2003	$1.65	$0.63

High and Low Prices for the Most Recent Six Months
Period:	High	Low
May 2005	$1.40	$1.14
April 2005	$1.48	$1.24
March 2005	$1.69	$1.38
February 2005	$1.50	$1.21
January 2005	$1.55	$1.35
December 2004	$1.74	$1.32

On May 31, 2005, the closing price of the Common Shares on TSXV was $1.19 per Common Share.  During the last three years, the Common Shares have not been subject to any trading suspensions.

B.

Plan of Distribution.

Not Applicable

C.

Markets.

The Company’s shares were listed and posted for trading on the TSX Venture Exchange (the “TSXV”) (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV.  The TSXV trading symbol is RDU.

Effective October 4, 2002, the Company’s shares began trading on the Regulated Unofficial Market of the Frankfurt Stock Exchange under the trading symbol RE1.  Radius has the German Security ID number of 725224.

Effective December 22, 2004, the Company’s shares began trading on the U.S. Over-the-Counter Bulletin Board under the trading symbol RDUFF.

D.

Selling Shareholders.

Not Applicable.

E.

Dilution.

Not Applicable

F.

Expenses of the Issue.

Not Applicable

Item 10.    Additional Information.

A.

Share Capital.

Not Applicable

B.

Articles of Association.

The Company’s Articles do not contain any restrictions on the type of business in which the Company may engage.

 Section 17 of the Company’s Articles provides that, “A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.  A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.”

Section 13.5 of the Articles provides that the directors may from time to time determine the remuneration of directors.  However, a “disclosable interest” does not include compensation to be paid to a director, and therefore such interest is not required to be disclosed pursuant to Section 17 of the Articles.  Management believes that, in the absence of an independent quorum, a director cannot vote compensation to himself or herself.

The borrowing powers of the directors are addressed in Part 8, which states that, “The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.”

There is no provision in the Company’s Articles regarding a mandatory age for retirement of directors.  There is no requirement for a director to hold shares of the Company.

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

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Any modification, amendment or variation of such shareholder rights or provisions are governed by the British Columbia Business Corporations Act and must be approved by a vote of at least 2/3 of the votes cast at a shareholders meeting.  Unless the British Columbia Business Corporations Act or the Company’s Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority of the shares represented at the shareholders’ meeting.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including the conditions of admission are described in the Articles of the Company in Section 10 – Meetings of Shareholders.

Section 10.1 states that, “Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.”

Section 10.4 states that, “The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.”

The conditions of admission are described in Section 11.5 where it is stated that, “The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.”

There are no limitations on the rights to own securities.

There is no provision of the Company’s Articles, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

There are no conditions imposed by the Articles governing changes in the capital, where such conditions are more stringent that is required by law.

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

As a result of then proposed Amalgamation, Gold Fields confirmed by an agreement dated April 2, 2004 that the Gold Fields Right of First Refusal did not apply to either of (a) property interests held by PilaGold Inc. or (b) any new properties acquired by the amalgamated company.

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

PART I  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative pronouncements of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a domestic corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

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

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holders who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country may be unable to benefit from the provisions of the Canada-U.S. Tax Convention.  An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including, in certain circumstances, a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated  as a non-dividend distribution (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after May 6, 2003 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the tax year during which the Company pays a dividend or for the immediately preceding tax year.

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

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).  However, an individual U.S. Holder whose realized gain upon such subsequent sale or other taxable disposition of such foreign currency does not exceed U.S.$200 will not recognize such gain to the extent that the gain arises from a personal transaction, and there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.  Similarly, such foreign currency loss that does not exceed U.S. $200 will be non-deductible.

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

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the  “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of the Company without regard to whether the income is distributed by the FPHC to its shareholders in the taxable year the income is earned.  The Company does not believe that it has previously been, or currently is, a FPHC.  However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

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

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely Mark-to-Market Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

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

PART II

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

Item 16.    [Reserved]

Item 16A.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that there is one “audit committee financial expert” (as defined by the SEC) on the Company’s audit committee, one of whom is David Farrell, a Director.  Mr. Farrell has gained the attributes of an audit committee financial expert through his experience overseeing and assessing the performance of the public accountants who have audited the Company’s financial statements;

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

Item 16C.

Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since January 9, 2004.  Davidson & Company, Chartered Accountants, served as the Company’s principal accountant from March 28, 2001 through January 9, 2004.  The charts below sets forth the total amount billed the Company by Amisano Hanson for services performed for the Company’s fiscal years ended December 31, 2004 and 2003, and breaks down these amounts by category of service:

	Years ended December 31
	2004	2003
Audit:	$54,400	$31,750
Audit Related:	0	0
Tax	$2,300 $4,000 (estimated)	$1,675
All Other Fees	0	0
Total	$60,700	$33,425

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  [The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2004, none of the fees paid to the auditors were approved pursuant to the de minimus exception.]

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

PART II

Item 17.    Financial Statements.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 17 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of Amisano Hanson, Chartered Accountants, and the comments by auditors for U.S. readers on Canada – U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

Item 18.    Financial Statements.

Not Applicable

Item 19.    Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Report of Independent Registered Public Accounting Firm of Amisano Hanson, Chartered Accountants
- Comments by Amisano Hanson for U.S. Readers on Canada – U.S. Reporting Conflict
- Consolidated Balance Sheets as at December 31, 2004 and2003
- Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002
- Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
- Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002
- Schedule of Mineral Properties as at December 31, 2004 and 2003
- Notes to the Consolidated Financial Statements of the Company

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1	Certificate of Amalgamation and Articles of the Company dated July 1, 2004.
2 (1)	Escrow Agreement dated April 14, 1998 among the Company, Pacific Corporate Trust Company, as escrow agent, and certain shareholders of the Company named therein
4.1 (2)	Management Agreement dated April 30, 2004 and effective July 1, 2004 between the Company and Mill Street Services Ltd.
4.2	Option Agreement dated December 1, 2004 between the Company and Fortuna Ventures Inc.
4.3	Amending Agreement dated June 9, 2005 between the Company and Fortuna Ventures Inc.
4.4	Option Agreement dated October 14, 2004 between the Company and Glamis Gold Ltd.
4.5	Amending Agreement dated March 31, 2005 between the Company and Glamis Gold Ltd.
4.6	Option Agreement dated September 22, 2004 between the Company and Meridian Gold Inc.
4.7	Option Agreement dated July 20, 2004 between the Company and Coastport Capital Inc.
4.8	Amending Agreement dated February 11, 2005 between the Company and Coastport Capital Inc.
8 (3)	List of Subsidiaries
31.1	Section 302 Certification of the President, C.E.O. and C.F.O.
32.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated November 15, 2000.

(2)

Incorporated by reference to the Company’s Form 20-F Annual Report dated June 30, 2004.

(3)

See Item 4, Organizational Structure, herein.

-#-

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Radius Gold Inc. (formerly Radius Explorations Ltd.) as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and shareholders' equity for the years ended December 31, 2004 and 2003.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended December 31, 2002 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 17, 2003.

Vancouver, Canada	“AMISANO HANSON”
April 5, 2005	Chartered Accountants

COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S REPORTING CONFLICT

The Standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements and changes in accounting principles that have been implemented in the consolidated financial statements.  As discussed in Note 3 to the accompanying consolidated financial statements, the Company changed its method of accounting for Stock-based Compensation (CICA Handbook Section 3870).

Our report to the shareholders dated April 5, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such a change in accounting policy in the Auditors’ Report when the change in accounting policy is adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
April 5, 2005	Chartered Accountants

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

ASSETS
i)	2004	2003

Current
Cash and cash equivalents	$ 16,533,986	$ 14,784,487
Advances and receivables – Notes 6 and 10	732,025	97,613
Due from related parties – Note 5	80,840	385,061
Prepaid expenses	71,496	30,078

	17,418,347	15,297,239
Mineral properties – Notes 6 and 10 and Schedule 1	16,819,598	7,657,963
Property and equipment – Note 7	373,952	152,902

	$ 34,611,897	$ 23,108,104

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 10	$ 347,394	$ 226,174
Due to related parties – Note 5	-	275,812

	347,394	501,986

SHAREHOLDERS’ EQUITY

Capital stock – Notes 8 and 14	42,060,982	27,539,692
Authorized: Unlimited common shares without par value
Issued: 53,091,188 shares (2003: 38,395,242)
Contributed surplus – Note 8	2,290,834	234,500

	44,351,816	27,774,192
Deficit	(10,087,313)	(5,168,074)

	34,264,503	22,606,118

	$ 34,611,897	$ 23,108,104

Commitments – Notes 6, 8 and 12

Subsequent Events – Notes 6, 8 and 14

ON BEHALF OF THE BOARD:

“Simon Ridgway”	Director	“Mario Szotlender”	Director

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002
Expenses
Amortization	$ 55,379	$ 29,036	$ 25,377
Consulting fees – Note 10	69,870	33,061	60,000
Management fees – Note 10	45,000	30,000	30,000
Non-cash compensation charge – Note 8	1,173,784	234,500	-
Office and miscellaneous	33,521	27,944	44,319
Professional fees	291,233	54,427	31,077
Rent and utilities	37,454	26,773	76,137
Repairs and maintenance	13,194	6,602	-
Salaries and benefits – Note 10	178,766	182,203	179,646
Shareholder communication	703,715	531,813	92,521
Telephone	15,222	7,433	-
Transfer agent and regulatory fees	51,058	27,833	33,083
Travel and accommodation	98,513	90,446	42,130

	(2,766,709)	(1,282,071)	(614,290)

Other Income (Expenses)
Foreign exchange	(256,135)	(64,702)	-
Interest income	431,676	72,149	32,689
Other income	6,234	-	14,090
Recovery of rental expense	-	-	39,780
Settlement of old debt	26,800	-	-
Write-off of mineral property acquisition costs – Note 6	-	(338,197)	(91,143)
Write-off of deferred exploration costs – Note 6	(1,350,205)	(108,332)	(23,752)
Loss on disposal of subsidiary – Note 2	-	(910)	-

	(1,141,630)	(439,992)	(28,336)

Net loss for the year	$ (3,908,339)	$ (1,722,063)	$ (642,626)

Basic and diluted loss per common share	$ (0.09)	$ (0.06)	$ (0.04)

Weighted average number of common shares outstanding	44,916,963	28,446,194	18,055,597

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002

Operating Activities
Net loss for the year	$ (3,908,339)	$ (1,722,063)	$ (642,626)
Items not affecting cash:
Amortization	55,379	29,036	25,377
Loss on disposal of subsidiary	-	910	-
Non-cash compensation	1,173,784	234,500	-
Write-off of mineral property acquisition costs	-	338,197	91,143
Write-off of deferred exploration costs	1,350,205	108,332	23,752
Changes in non-cash working capital items:
Advances and receivables	(474,722)	3,767	(14,533)
Prepaid expenses	(12,710)	(729)	17,945
Accounts payable and accrued liabilities	(257,763)	141,848	(122,679)

Net cash used in operating activities	(2,074,166)	(866,202)	(621,621)

Investing Activities
Acquisition of capital assets	(253,876)	(141,309)	-
Decrease in exploration advances	-	-	43,792
Due from related parties	126,355	(302,617)	71,164
Mineral property acquisition costs	(210,692)	(205,831)	(208,030)
Deferred exploration costs	(3,094,156)	(1,184,621)	(1,533,511)
Due to related parties	(275,812)	240,985	34,827
Net cash acquired on amalgamation	6,491,647	-	-

Net cash used in investing activities	2,783,466	(1,593,393)	(1,591,758)

Financing Activities
Net proceeds from issuance of capital stock	1,040,199	15,386,927	951,886
Share subscriptions	-	-	500,000

Net cash provided by financing activities	1,040,199	15,386,927	1,451,886

Increase (decrease) in cash and cash equivalents during the year	1,749,499	12,927,332	(761,493)

Decrease in cash from disposal of subsidiary	-	(1,468)	-

Cash and cash equivalents, beginning of year	14,784,487	1,858,623	2,620,116

Cash and cash equivalents, end of year	$ 16,533,986	$ 14,784,487	$ 1,858,623

…/cont’d

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -

Cash paid for income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 9

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2001	17,911,096	$ 10,700,879	$ -	$ -	$ (2,803,385)	$ 7,897,494
Issued for cash pursuant to a private placement – at $0.20	4,794,800	958,960	-	-	-	958,960
Less: issue costs	-	(7,074)	-	-	-	(7,074)
Share subscriptions received	-	-	500,000	-	-	500,000
Net loss for the year	-	-	-	-	(642,626)	(642,626)

Balance, December 31, 2002	22,705,896	11,652,765	500,000	-	(3,446,011)	8,706,754
Share subscriptions utilized	-	-	(500,000)	-	-	(500,000)
Issued for cash pursuant to a private placement – at $0.50	1,000,000	500,000	-	-	-	500,000
– at $1.50	6,545,000	9,817,500	-	-	-	9,817,500
Less: issue costs	-	(906,981)	-	-	-	(906,981)
Issued for cash pursuant to the exercise of share purchase options – at $0.60	275,000	165,000	-	-	-	165,000
– at $0.66	155,000	100,750	-	-	-	100,750
– at $0.68	255,000	173,400	-	-	-	173,400
– at $0.90	30,000	27,000	-	-	-	27,000
– at $0.94	20,000	18,800	-	-	-	18,800
– at $0.95	20,000	19,000	-	-	-	19,000
– at $0.99	130,000	128,700	-	-	-	128,700
– at $1.00	40,000	40,000	-	-	-	40,000
– at $1.01	10,000	10,100	-	-	-	10,100
– at $1.25	50,000	62,500	-	-	-	62,500
– at $1.35	170,000	229,500	-	-	-	229,500
Issued for cash pursuant to the exercise of share purchase warrants – at $0.25	2,145,000	536,250	-	-	-	536,250
– at $0.55	738,750	406,313	-	-	-	406,313
– at $0.74	1,123,334	831,267	-	-	-	831,267
– at $1.25	2,982,262	3,727,828	-	-	-	3,727,828
Non-cash compensation charge	-	-	-	234,500	-	234,500
Net loss for the year	-	-	-	-	(1,722,063)	(1,722,063)

Balance, December 31, 2003	38,395,242	27,539,692	-	234,500	(5,168,074)	22,606,118

…/Cont’d.

Continued

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Accounting change for stock-based compensation – Note 3	-	-	-	1,010,900	(1,010,900)	-
Amalgamation – Note 4 – at $1.11	10,284,452	11,415,742	-	-	-	11,415,742
Pursuant to property acquisition agreement – at $1.49	1,300,000	1,937,000	-	-	-	1,937,000
Issued for cash pursuant to the exercise of share purchase options
– at $0.60	35,000	21,000	-	-	-	21,000
– at $0.65	117,000	76,050	-	-	-	76,050
– at $0.68	69,000	46,920	-	-	-	46,920
– at $0.90	30,000	27,000	-	-	-	27,000
– at $0.95	55,000	52,250	-	-	-	52,250
– at $0.99	79,444	78,650	-	-	-	78,650
– at $1.10	65,000	71,500	-	-	-	71,500
Issued for cash pursuant to the exercise of share purchase warrants
– at $0.25	2,649,800	662,450	-	-	-	662,450
– at $0.55	11,250	6,188	-	-	-	6,188
Non-cash compensation charge	-	-	-	1,173,784	-	1,173,784
Transfer of contributed surplus on exercise of options	-	128,350	-	(128,350)	-	-
Less: issue costs	-	(1,810)	-	-	-	(1,810)
Net loss for the year	-	-	-	-	(3,908,339)	(3,908,339)

Balance, December 31, 2004	53,091,188	$ 42,060,982	$ -	$ 2,290,834	$ (10,087,313)	$ 34,264,503

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2004

(Stated in Canadian Dollars)

				Dominican	Total
Acquisition Costs	Guatemala	Nicaragua	Mexico	Republic	2004

Balance, beginning of year	$ 1,077,504	$ -	$ -	$ -	$ 1,077,504
Shares	1,937,000	-	-	-	1,937,000
Cash	196,796	19,315	-	-	216,111
Less: write-offs	-	-	-	-	-
Acquired through amalgamation – Note 4	2,165,404	2,738,397	-	366,191	5,269,992

Balance, end of year	5,376,704	2,757,712	-	366,191	8,500,607

Deferred Exploration Costs
Balance, beginning of year	5,910,418	670,041	-	-	6,580,459

Administration	4,453	38,902	-	-	43,355
Automobile	21,941	129,072	-	-	151,013
Camp, food and supplies	22,863	192,878	-	-	215,741
Drafting, maps and printing	466	13,490	31,717	-	45,673
Drilling	21,051	205,998	-	-	227,049
Equipment rental	6,938	85	-	-	7,023
Geochemistry	9,460	310,181	-	-	319,641
Geological consulting	162,570	801,354	13,924	-	977,848
Other consulting	72,417	32,223	-	5,664	110,304
Legal and accounting	17,455	57,591	-	-	75,046
Licenses, rights and taxes	55,612	118,248	-	-	173,860
Materials	11,232	40,857	-	-	52,089
Maintenance	473	6,677	-	-	7,150
Miscellaneous	2,716	11,832	-	-	14,548
Medical expenses	5,975	33,391	365	-	39,731
Property investigation	25,821	46,309	-	-	72,130
Rent and utilities	48,572	45,480	-	-	94,052
Salaries and wages	63,190	174,726	-	-	237,916
Shipping	3,055	9,454	-	-	12,509
Telephone and communications	11,686	43,395	-	-	55,081
Travel and accommodation	19,145	130,319	-	7,514	156,978

	587,091	2,442,462	46,006	13,178	3,088,737

	6,497,509	3,112,503	46,006	13,178	9,669,196

Less: write-offs	(893,643)	(456,562)	-	-	(1,350,205)

Balance, end of year	5,603,866	2,655,941	46,006	13,178	8,318,991

	$ 10,980,570	$ 5,413,653	$ 46,006	$ 379,369	$ 16,819,598

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2003

(Stated in Canadian Dollars)

			Total
Acquisition Costs	Guatemala	Nicaragua	2003

Balance, beginning of year	$ 1,209,870	$ -	$ 1,209,870
Cash	205,831	-	205,831
Less: write-off	(338,197)	-	(338,197)

Balance, end of year	1,077,504	-	1,077,504

Deferred Exploration

Balance, beginning of year	5,504,170	-	5,504,170

Administration	63,864	81,182	145,046
Automobile	16,413	31,768	48,181
Camp, food and utilities	16,861	49,759	66,620
Consulting fees – Note 8	164,235	292,356	456,591
Drafting, maps and printing	4,320	5,680	10,000
Drilling	6,356	-	6,356
Equipment rental	6,141	-	6,141
Geochemistry	29,209	23,917	53,126
Geophysics	6,254	-	6,254
Legal and accounting fees	27,376	23,751	51,127
Licenses and taxes	84,359	22,594	106,953
Materials	10,697	9,075	19,772
Medical insurance	18,696	8,210	26,906
Salaries and wages	49,947	63,133	113,080
Shipping and courier	984	468	1,452
Telephone	14,402	15,366	29,768
Travel and accommodation	13,012	42,782	55,794

	533,126	670,041	1,203,167

Less: expenditures recovered	(18,546)	-	(18,546)
Less: write-offs	(108,332)	-	(108,332)

Balance, end of year	5,910,418	670,041	6,580,459

	$ 6,987,922	$ 670,041	$ 7,657,963

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 1

Nature of Operations

Radius Gold Inc. (the “Company”) is a public company, formed by the amalgamation of Radius Explorations Ltd. (“Radius”) (formerly RDU – TSX-V) and PilaGold Inc. (“PilaGold”) (formerly PRI – TSX-V) which became effective on July 1, 2004.  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

Note 2

Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States of America, except as explained in Note 17.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic; and

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

All significant inter-company transactions have been eliminated upon consolidation.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

a)

Principles of consolidation – (cont’d)

During the year ended December 31, 2003, the Company disposed of its 100% interest in Minera Interminus de Mexico S.A. de C.V., a company incorporated under the laws of Mexico, and recorded a loss on disposal of $910.

b)

Cash and cash equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

d)

Property and Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements

5 years straight-line

Trucks

5 years straight-line

Computer equipment

30% declining balance

Office equipment

20% declining balance

Website

30% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

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

f)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities ere exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded form the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

g)

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

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

h)

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

Note 3

Change in Accounting Policy

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

The Company has adopted the new policy on a retroactive basis with no restatement of prior periods. Accordingly on January 1, 2004, deficit and contributed surplus were each increased by $1,010,900 to account for share purchase option expense that would have been charged to operations in 2002 and 2003 with respect to employee share purchase options granted since January 1, 2002. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Expected dividend yield	0.0%	-
Expected volatility	68.3%	-
Risk-free interest rate	2.80%-3.48%	-
Expected term in years	5	-

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 3

Change in Accounting Policy – (cont’d)

Stock-based Compensation – (cont’d)

Had the Company expensed the fair value of share purchase options in prior periods, the following pro forma amounts would have resulted:

		2003	2002

Net loss	As reported	$ (1,722,063)	$ (642,626)
	Pro forma	$ (2,732,963)	$ (642,626)

Basic and diluted loss per share	As reported	$ (0.06)	$ (0.04)
	Pro forma	$ (0.10)	$ (0.04)

Note 4

Amalgamation

a)

On July 1, 2004, Radius and PilaGold shareholders exchanged their shares for shares of the Company.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of the Company and has been accounted for using the purchase method with Radius being identified as the acquirer. Accordingly all comparative figures presented are of Radius.  The consolidated statement of operations include the consolidated operations of Radius from January 1, 2004 to June 30, 2004 and the consolidated operations of the Company from July 1, 2004 to December 31, 2004 and do not include the consolidated operations of PilaGold from its most recent fiscal year end (March 31, 2004) to June 30, 2004.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 4

Amalgamation – (cont’d)

a)

The fair value of the acquired net identifiable assets of PilaGold were as follows:

Cash and short-term deposits	$ 6,491,647
Advances and other receivables	25,297
Prepaid expenses and deposits	28,708
Due from related parties	16,117
Equipment	22,553
Advances for exploration	134,393
Deferred exploration	5,269,992
Accounts payable and accrued liabilities	(378,983)
Due to related parties	(193,983)

$ 11,415,741

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 4

Amalgamation – (cont’d)

b)

As described above, the consolidated statement of operations for the year ended December 31, 2004 does not include the results of consolidated operations of PilaGold from its last fiscal year (March 31, 2004) to June 30, 2004 as follows:

Three month
period ended
June 30, 2004

Revenue
Interest income	$ 21,154

Expenses
Amortization	1,023
Bank charges and interest	623
Consulting	2,603
Foreign currency exchange	(17,268)
Legal and accounting fees	24,073
Management fees	7,500
Office and miscellaneous	8,531
Promotion and travel	108,371
Regulatory and stock exchange fees	176
Rent and utilities	8,540
Salaries and wages	28,635
Shareholder communication	18,076
Telephone and fax	1,207
Transfer agent fees	6,536

198,626

Loss before other item	(177,472)
Other item:
Write-off of exploration costs	(6,361)

Net loss for the period	$ (183,833)

Loss per share	$ (0.01)

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 5

Related Parties

Amounts due to and from related parties, which include directors and companies with common directors and officers, unless otherwise noted are unsecured, non-interest bearing and have no fixed terms of repayment.

Note 6

Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. The properties in which the Company has committed to earn an interest are located in Guatemala, Nicaragua, Dominican Republic, and Mexico and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Guatemala, Nicaragua, Dominican Republic, and Mexico, respectively.

A.  Guatemala

a.

El Tambor

(formerly Joint Venture Projects with Gold Fields Exploration, Inc., Guatemala)

The El Tambor Property consists of 13 exploration concessions located in south-central Guatemala.

The Company, through its subsidiary, Weltern Resources Corp., entered into an agreement dated November 29, 2001 with Orogen Holding (BVI) Limited (“Orogen”), an affiliate of Gold Fields Explorations Inc., pursuant to which Orogen acquired the right to acquire a 55% beneficial interest in the Tambor Project in consideration for incurring exploration expenses of at least US$5,000,000.  Orogen subsequently conducted exploration work on the Tambor Project in the approximate amount of US$3,250,000.

Pursuant to an agreement dated November 19, 2003 with Orogen, the Company re-acquired from Orogen all of its interest in the Tambor Project in consideration for the issuance and delivery of 1,300,000 common shares of the Company (issued) to Orogen.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

A. Guatemala – (cont’d)

a.

El Tambor – (cont’d)

a)

Unidad Tipo, Santa Margarita, Tizate, El Injerto and Carlos Antonio

The Company has the right to acquire a 100% interest (subject to a 2.5% net smelter returns royalty) in five of these Concessions (the Unidad Tipo, the Santa Margarita, Tizate, El Injerto and Carlos Antonio concessions) under an option agreement dated November 21, 2000, as amended October 4, 2001 with Quimicos S.A. and Geominas S.A. for total consideration of US$500,000.  In 2004, the Company made the final required payment of US$160,000 to exercise the option.

b)

Cipres I

In year 2000, the Company entered into an option agreement to acquire a 100% interest in Cipres I Project. To acquire the interest, the Company paid US$15,000 and was required to make future cash payments totalling US$645,000 by 2004.  Another portion of the Cipres Project was acquired by staking.  In 2001, the optioned portion of the land was dropped.

During the year ended December 31, 2003, the Company decided, based on its exploration results to date, to do no further exploration on the property and $46,255 in acquisition costs and $23,008 in deferred exploration costs were written-off to operations.

c)

Progreso II to VII Concessions

The Company acquired the right to a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso II to VII Concessions under an exploration lease and option to purchase agreement (the “Entre Mares Option Agreement”) dated May 7, 2003, and amended October 14, 2004, with Entre Mares De Guatemala, S.A., as lessor under the Entre Mares Option Agreement.  The Company has incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and has the right until May 7, 2006 to elect to purchase the Progreso Concessions for US$250,000.  One-half of the 4% royalty may be purchased by the Company for US$2.0 million.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

A. Guatemala – (cont’d)

a.

El Tambor – (cont’d)

d)

Tierra Blanca, Guatemala

In year 2000, the Company entered into an option agreement to acquire a 100% interest in the Tierra Blanca Project.  To acquire the interest, the Company paid US$15,000 and is required to make future cash payments totalling US$985,000 by 2005.  Payments during the year ended December 31, 2002 totalled $27,894 (2001:  $40,495) in acquisition costs.

During the year ended December 31, 2002, the Company decided, based on its exploration results to date, to do no further exploration on the property, and $91,143 in acquisition costs and $23,752 in deferred exploration costs were written-off to operations.

Joint Venture Agreement with Fortuna Ventures Inc. (“Fortuna”)

During the year ended December 31, 2004, the Company entered into a joint venture agreement with Fortuna for the further advancement of the El Tambor Project.  Fortuna has agreed to spend US$4 million over four years to earn a 60% interest in the project and will spend a minimum of $250,000 per year.  Once Fortuna has earned its 60%, the Company retains the right to back in to 11% of the project by matching Fortuna's US$4 million expenditure within three years.  Fortuna will also pay the Company the sum of US$50,000 in cash within ten business days of exchange acceptance and US$50,000 in cash of Fortuna on the six-month anniversary of the agreement.  This option is subject to regulatory approval.  Fortuna became related to the Company by virtue of a common director subsequent to December 31, 2004.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

A. Guatemala – (cont’d)

ii.

Marimba and Holly/Banderas

a)

Marimba

The Marimba Project consists of four exploration concessions located in southeastern Guatemala covering approximately 23,500 hectares. One of the concessions was acquired by the Company by way of a purchase price of $21,986 (US$13,750) and the other three concessions were acquired by way of applications for exploration concessions.

During the year ended December 31, 2002, the Company entered into an option agreement with PilaGold, whereby PilaGold can earn a 60% interest in the project.  Pursuant to the amalgamation agreement, effective July 1, 2004, the terms of the agreement have been deemed satisified.

b)

Holly/Banderas

During the year ended December 31, 2002, the Company acquired a 100% interest in the Holly/Banderas Project by paying US$13,750 (CDN$21,896).

The Holly/Banderas Project consists of two granted exploration concessions and one application for exploration concession covering approximately 25,300 hectares.

During the year ended December 31, 2003, the Company entered into an option agreement with PilaGold, whereby PilaGold can earn a 60% interest in the project.  Pursuant to the amalgamation agreement, effective July 1, 2004, the terms of the agreement have been deemed satisified.

Joint Venture Agreement with Glamis Gold Ltd. (“Glamis”)

During the year ended December 31, 2004, the Company entered into a joint venture agreement with Glamis, giving Glamis an option to explore and develop the Holly/Banderas and Marimba properties.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

A. Guatemala – (cont’d)

ii.

Marimba and Holly/Banderas – (cont’d)

Joint Venture Agreement with Glamis Gold Ltd. (“Glamis”) – (cont’d)

The agreement gives Glamis the right to acquire a 51% interest in the properties by spending US$4 million over a four-year period.  To earn this interest, Glamis must:

I.

Incur US$250,000 in exploration or development expenditures on the properties in the first 12 months following receipt of all governmental permits necessary to carry out the proposed exploration program; and

II.

Spend not less than US$4 million in exploration expenditures within four years from the effective date, including a minimum US$250,000 during each of the second, third and fourth years.

Glamis may earn an additional 24% interest in the property for a total of 75%, by financing and completing a positive feasibility study for the development and construction of a mine at Banderas within five years from the effective date.  After the feasibility study has been completed, each party shall finance its share of future expenditures, including the construction and development of a mine on the property, in proportion to its respective interest in the property, or have its interest in the property diluted on a straight-line basis.

If Glamis fails to proceed with a feasibility study within five years from the effective date, the Company has an option to earn back to a 75% interest in the property by financing and completing a positive feasibility study for the development and construction of a mine at Banderas within seven years from the effective date.

iii.

Eastern Guatemalan Project

The Eastern Guatemala Project is located in Eastern Guatemala and is a collection of three exploration concessions covering approximately 36,248 hectares. Two concessions are granted and one is in the application stage.  All of these concessions were acquired by the Company by staking.

iv.

Regional Exploration

During the year ended December 31, 2004, deferred exploration costs incurred by the Company since 2000 on various properties in Guatemala totalling $893,643 was written off, as management is not planning any further work on those properties.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

B.

Nicaragua

i.

Nicaragua Concessions

During the years ended December 31, 2004 and 2003, the Company commenced exploration on 25 mineral concessions in Nicaragua comprising approximately 840,000 hectares.  As at December 31, 2004, the Company had been granted title to nine of the concessions with the remaining 16 applications for title pending.

a)

El Pavon

Joint Venture Agreement with Meridian Gold Inc. (“Meridian”)

During the year ended December 31, 2004, the Company entered into a joint venture agreement with Meridian, giving Meridian the option to acquire a 60% interest in El Pavon which consists of 5 of the Company’s granted concessions and 4 of the applications.  In order to earn the interest, Meridian must:

I.

Spend a minimum of US$3.5 million in exploration expenditures over the first two years of the agreement, and a minimum of US$1 million in each of years three and four;

II.

Complete a positive feasibility study on the project; and

III.

Make the cash payments set out below for its earned share of the property’s mineral resources.

This option is subject to regulatory approval and to completion of a formal agreement between the parties.

Meridian may terminate the option after spending the US$3.5 million by providing 30 days prior written notice to the Company.  If Meridian does not meet the US$3.5 million expenditures on or prior to the second anniversary date of the agreement, or Meridian withdraws from or terminates the agreement before making such committed expenditures, Meridian will pay to the Company the difference between the amount spent and the commitment of US$3.5 million in cash.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

B.

Nicaragua – (cont’d)

i.

Nicaragua Concessions – (cont’d)

a)

El Pavon – (cont’d)

Joint Venture Project with Meridian Gold Inc. (“Meridian”) – (cont’d)

Upon completion of a positive feasibility study, Meridian will pay to the Company a predetermined price for its earned share of the mineral resources. Once Meridian has purchased 60 percent share of the mineral resources, it will have acquired an undivided 60% interest in the property.  The price to be paid by Meridian to the Company for the resources will be:

I.

$40 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary date are less than $400 per ounce;

II.

$50 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary date are equal to or greater than $400 per ounce but less than $500 per ounce;

III.

$60 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary are equal to or greater than $500 per ounce; and

IV.

$0.50 per ounce of silver if average recoverable silver grades for the resources exceed 100 grams per tonne.

When Meridian has exercised the option and acquired a 60 percent interest in the property, a joint venture will be established on a 60/40 basis.

Advances and receivables as at December 31, 2004 includes $425,463 advanced by the Company to Meridian for exploration costs incurred under this agreement.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

B.

Nicaragua – (cont’d)

ii.

Kuikuinita Project

Pursuant to an agreement dated November 22, 2002, the Company has acquired an option to earn a 70% interest in the Kuikuinita project.  The Kuikuinita project consists of three exploration concessions located in northeastern Nicaragua.

In order to earn the interest the Company must:

a.

Make the following cash payments:

I.

US$10,000 on signing of the agreement (paid);

II.

US$15,000 upon transfer of the Kuikuinita concessions to a holding company, Goldstone Mining S.A. (paid);

III.

US$40,000 six months later (paid); and

IV.

upon completion of the exploration work, a final payment of US$250,000.

b.

Incur the following aggregate exploration expenditures:

I.

US$200,000 on or before November 22, 2003 (incurred);

II.

US$700,000 on or before November 22, 2004 (incurred); and

III.

US$1,100,000 on or before November 22, 2005.

After the earn-in, the optionors will have 45 days to decide to convert their 30% participating interest to a 4% net smelter return (“NSR”).  In such event, the Company will have the right to purchase up to 3% of such 4% NSR at a cost of US$1,000,000 for each percentage point of the NSR purchased.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

B.

Nicaragua – (cont’d)

iii.

Mena Properties

Pursuant to a letter agreement dated February 27, 2003 and an option agreement dated October 1, 2003, the Company was granted an option to earn a 70% interest in a series of mineral concessions in Nicaragua.  Three groups of concessions currently remain subject to this option, namely, Kisilala, Columbia and San Ramon.  In order to earn the interest, the Company must:

a.

Make the following cash payments:

I.

US$50,000 upon signing the agreement with the optionor (paid);

II.

US$150,000 (US$131,250 paid) upon transfer of the concessions into a newly incorporated Nicaraguan subsidiary “Newco”;  and

III.

six months after the transfer of the concessions into Newco, US$25,000 for each concession the Company wishes to continue holding, with a minimum payment of US$100,000 (paid) if the Company wishes to continue the option on at least one of the mineral concessions;

IV.

upon completion of the exploration work, a final payment of $US250,000.

b.

Incur the following exploration expenditures for each concession for which the Company wishes to earn its 70% interest:

I.

US$300,000 in the first year following transfer of the concession to Newco;

II.

US$700,000 in the second year following the transfer of the concession to Newco; and

III.

US$1,000,000 in the third year following the transfer of the concession to Newco.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Mineral Properties – (cont’d)

B.

Nicaragua – (cont’d)

iii.

Mena Properties – (cont’d)

After the earn-in, the Company will submit a report to the optionor on all results obtained, and plan for future exploration of the concession.  The optionor will have 90 days to decide to retain a 30% working interest or to convert to a 4% NSR.  In that event, the Company will have the right to purchase 2% of the 4% NSR for $1,250,000 per percentage point, and will have a first right to purchase the remaining 2% NSR.

Option agreement with Coastport Capital Inc. (“Coastport”)

By agreement dated July 20, 2004 and amended February 20, 2005, Coastport acquired an option to acquire a 50% interest in the San Ramon concessions from the Company.  In order to exercise the option and earn a 50% interest, Coastport must incur exploration expenditures of $200,000 by December 1, 2004 (incurred), a total of US$1 million by December 31, 2005, and a total of US $2 million by July 1, 2006.

Advances and receivables as at December 31, 2004 includes $59,469 advanced by the Company to Coastport for exploration costs incurred under this agreement.

iv.

Regional Exploration

During the year ended December 31, 2004, deferred exploration costs incurred by the Company since 2003 on various properties in Nicaragua totalling $456,562 was written off, as management is not planning any further work on those properties.

C.

Dominican Republic

The Company has staked two concessions covering approximately 19,165 hectares known as the Camila project located in southern Dominican Republic.  Application for these concessions has been made with grants pending approval by the Department of Zoning.

D.

Mexico

During the year ended December 31, 2004, the Company incurred data acquisition and geological consulting costs in Southern Mexico, resulting in several concession applications being submitted after the year-end.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 7

Property and Equipment

		2004			2003
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Leasehold improvements	$ 15,322	$ 7,288	$ 8,034	$ 4,903	$ 990	$ 3,913
Trucks	166,040	72,730	93,310	166,039	51,950	114,089
Furniture and equipment	169,800	45,887	123,913	52,633	17,733	34,900
Computer hardware	66,643	23,388	43,255	-	-	-
Website	4,800	2,436	2,364	-	-	-
Land	103,077	-	103,077	-	-	-
	$ 525,682	$ 151,729	$ 373,953	$ 223,575	$ 70,673	$ 152,902

Note 8

Capital Stock – Note 14

Commitments

Escrow

As at December 31, 2004, there are 750,000 (2003:  750,000) common shares held in escrow, the release of which is subject to regulatory approval.

Stock-based Compensation

A summary of the status of the stock option plan as of December 31, 2004, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2004
		Weighted
	Number	Average
	of	Exercise
	Options	Price

Outstanding, beginning of year	2,220,000	$ 0.91
Amalgamation with PilaGold	486,663	1.41
Granted	1,855,000	1.13
Exercised	(450,444)	0.83
Expired/cancelled	(420,000)	1.31

Outstanding, end of year	3,691,219	$ 1.05

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 8

Capital Stock – Note 14 – (cont’d)

Commitments – (cont’d)

Stock-based Compensation – (cont’d)

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

A non-cash compensation charge of $1,173,784, associated with the granting of options, has been recognized in the financial statements for the year ended December 31, 2004.  The compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	61% - 68%
Risk-free interest rate	2.25% - 4.11%
Expected term in years	1 - 5

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 8

Capital Stock – (cont’d)

Commitments – Note 14 – (cont’d)

Stock-based Compensation – (cont’d)

At December 31, 2004, the following employee and director common share purchase options were outstanding entitling the holder thereof the right to purchase one common share for each purchase option held:

Number	Exercise	Expiry
of Shares	Price	Date

22,222	$ 1.46	March 31, 2005
50,000	0.99	March 31, 2005
29,000	0.60	November 15, 2005
125,000	0.85	January 24, 2006
140,000	1.00	July 10, 2006
670,000	0.68	January 7, 2008
140,000	0.90	January 15, 2008
55,000	0.99	January 27, 2008
50,000	1.50	October 17, 2009
235,000	1.10	August 7, 2008
150,000	1.30	January 14, 2005
100,000	1.30	January 14, 2009
375,000	1.32	February 26, 2009
102,222	0.99	September 24, 2007
128,888	1.46	January 29, 2008
22,222	1.58	February 18, 2008
22,222	2.00	April 2, 2008
22,222	2.03	April 22, 2008
11,111	2.03	August 7, 2008
66,666	1.37	August 13, 2008
44,444	1.98	January 15, 2009
35,000	1.00	September 2, 2005
445,000	1.00	September 2, 2009
650,000	1.00	September 6, 2009

3,691,219

Subsequent to December 31, 2004, 22,222 stock options exercisable at $1.46 per share previously granted to an employee lapsed unexercised.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 8

Capital Stock – (cont’d)

Commitments – Note 14 – (cont’d)

Share Purchase Warrants

At December 31, 2004, the following share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each share purchase warrant held:

Number	Exercise	Expiry
of Shares	Price	Date

458,150	$ 1.50	May 13, 2005
3,272,500	1.75	November 13, 2005
1,196,666	1.75	November 20, 2005

4,927,316

Note 9

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements as follows:

During the year ended December 31, 2004, the Company issued 1,300,000 common shares with a value of $1,937,000 as payment on the El Tambor Gold Project (Note 6).

During the year ended December 31, 2003, the Company issued 1,000,000 common shares at $0.50 per share pursuant to a private placement.  The proceeds ($500,000) were received during the year ended December 31, 2002 and were included in share subscriptions.

During the year ended December 31, 2001, the Company issued 100,000 common shares with a value of $100,000 as payment on the El Tambor Gold Project (Note 6).

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 10

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Years ended December 31,
	2004	2003	2002

Expenses
Consulting fees	$ 15,215	$ 9,660	$ 60,000
Management fees	45,000	30,000	30,000
Salaries and benefits	-	-	20,625
Mineral property costs
Consulting fees	99,000	66,000	127,875

	$ 159,215	$ 105,660	$ 238,500

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Included in advances and receivables is $49,312 ($24,463) due from directors, officers and employees of the Company.  Amounts due are unsecured, non-interest bearing and have no fixed terms of repayment.

Included in accounts payable and accrued liabilities is $21,898 (2003: $Nil) owing to a company related by virtue of a common director.

Note 11

Income Taxes

The significant components of the Company's future income tax are as follows:

	2004	2003	2002

Future income tax assets:
Non-capital losses carried forward	$ 2,701,631	$ 1,386,174	$ 878,000
Valuation allowance	(2,701,631)	(1,386,174)	(878,000)

	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $7,600,000.  These losses begin expiring in 2005.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 12

Commitment

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies which are netted against rental expense.  The annual lease commitment under the lease is as follows:

2005	$ 20,248
2006	125,567
2007	125,927
2008	129,885
2009	130,245
2010	134,203
2011	123,020

$ 789,095

Note 13

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to gold exploration. Due to the geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala, Nicaragua, Dominican Republic and Mexico.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 13

Segmented Information – (cont’d)

Details of identifiable assets by geographic segments are as follows:

				Deferred
	Total	Property and	Resource	Exploration
	Assets	Equipment	Properties	Costs

December 31, 2004
Canada	$ 16,605,483	$ 45,462	$ -	$ -
Guatemala	11,056,843	100,932	5,376,704	5,603,866
Nicaragua	6,398,808	227,558	2,757,712	2,655,941
Dominican Republic	381,642	-	366,191	13,178
Panama	123,115	-	-	-
Mexico	46,006	-	-	46,006

	$ 34,611,897	$ 373,952	$ 8,500,607	$ 8,318,991

December 31, 2003
Canada	$ 14,119,950	$ 3,913	$ -	$ -
Guatemala	7,904,303	126,242	1,077,504	5,910,418
Nicaragua	952,766	22,747	-	670,041
Panama	131,085	-	-	-

	$ 23,108,104	$ 152,902	$ 1,077,504	$ 6,580,459

Note 14

Subsequent Events – Notes 6 and 8

Subsequent to December 31, 2004:

–

the Company issued 57,000 common shares at $1.50 per share for total proceeds of $85,500 pursuant to the exercise of share purchase warrants.

–

the Company issued 37,800 common shares at $1.30 for total proceeds of $49,140, 40,000 common shares at $0.90 for total proceeds of $36,000, 50,000 common shares at $0.99 for total proceeds of $49,500 and 20,000 common shares at $1.00 for total proceeds of $20,000 pursuant to the exercise of share purchase options.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 15

Financial Instruments

a)

Credit risk:

For advances and receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

b)

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in Guatemala, Nicaragua, Dominican Republic and Panamá.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2004, cash totalling $155,956 (2003:  $494,094) was held in US dollars, $59,597 (2003:  $197,824) in Nicaragua Cordoba and $272,265 (2003:  $539,148) in Guatemala Quetzal.

Note 16

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Note 17

Reconciliation to United States of America Generally Accepted Accounting Principles

Accounting practices under Canadian (“CDN GAAP”) and United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Mineral Properties

Under Canadian GAAP mineral property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, mineral costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of a final feasibility study establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves. Therefore, additional expenses are required under US GAAP for the years ended December 31, 2004, 2003 and 2002.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 17

Reconciliation to United States of America Generally Accepted Accounting Principles

  – (cont’d)

b)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Under Statement of Financial Accounting Standards No. 123 the Company had accounted for its employee stock options under the fair value method.  The fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends, and the risk-free interest rate over the expected life of the option.

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian GAAP and US GAAP for the years ended December 31, 2004, 2003 and 2002.  The change in accounting policy is the same under US GAAP.

c)

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net loss under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not come into effect under fiscal years beginning on or after October 1, 2006 for Canadian GAAP.

d)

New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 17

Reconciliation to United States of America Generally Accepted Accounting Principles

 – (cont’d)

e)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP are as follows:

	Years ended December 31,
	2004	2003	2002

Net loss for the year as reported using CDN GAAP	$ (3,908,339)	$ (1,722,063)	$ (642,626)
Foreign currency translation	100,481	64,702	-
Adjustments to mineral properties	(10,511,840)	(943,923)	(1,741,541)

Net loss for the year per US GAAP	(14,319,698)	(2,601,284)	(2,384,167)
Foreign currency translation	(100,481)	(64,702)	-
Comprehensive loss for the year per US GAAP	$ (14,420,179)	$ (2,665,986)	$ (2,384,167)

Basic loss per share per US GAAP	$ (0.32)	$ (0.09)	$ (0.14)

Weighted average number of shares outstanding per US GAAP	44,916,963	28,446,194	17,305,597

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 17

Reconciliation to United States of America Generally Accepted Accounting Principles

 – (cont’d)

f)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

	December 31,
Balance Sheets	2004	2003

Total assets per CDN GAAP	$ 34,611,897	$ 23,108,104
Adjustments for mineral properties	(16,819,598)	(7,657,963)

Total assets per US GAAP	17,792,299	15,450,141
Total liabilities per CDN and US GAAP	(347,394)	(501,986)

	$ 17,444,905	$ 14,948,155

Deficit, per CDN GAAP	$ (10,087,313)	$ (5,168,074)
Adjustments to mineral properties	(16,819,598)	(7,657,963)

Deficit, per US GAAP	(26,906,911)	(12,826,037)
Contributed surplus per CDN and US GAAP	2,290,834	-
Share capital per Canadian and US GAAP	42,060,982	27,774,192

	$ 17,444,905	$ 14,948,155

Radius Gold Inc.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 17

Reconciliation to United States of America Generally Accepted Accounting Principles

 – (cont’d)

f)

– (cont’d)

	Years ended December 31,
	2004	2003	2002

Statements of Cash Flows
Cash flows used in operating activities per CDN GAAP	$ (2,074,166)	$ (866,202)	$ (621,621)
Adjustments for mineral properties	(3,304,848)	(1,390,452)	(1,741,541)

Cash flows used in operating activities per US GAAP	(5,379,014)	(2,256,654)	(2,363,162)

Cash flows used in investing activities per CDN GAAP	2,783,466	(1,593,393)	(1,591,758)
Adjustments for resource properties	3,304,848	1,390,452	1,741,541

Cash flows used in investing activities per US GAAP	6,088,314	(202,941)	149,783

Cash flows from financing activities per Canadian and US GAAP	1,040,199	15,386,927	1,451,886

Increase (decrease) in cash per US GAAP	$ (1,749,499)	$ 12,927,332	$ (761,493)