Form 20-F/A
period 2005-06-30
RADIUS GOLD INC.
filed 2005-07-28
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment #1

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

RADIUS GOLD INC.

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

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal years ended December 31, 2004 and 2003 and as at December 31, 2004 and 2003 was extracted from financial statements of the Company which were audited by Amisano Hanson, Chartered Accountants.  The information presented for the fiscal year ended December 31, 2002 was extracted from financial statements of the Company which were audited by Davidson & Company LLP, Chartered Accountants.

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

Item 16C.

Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since January 9, 2004.  Davidson & Company LLP, Chartered Accountants, served as the Company’s principal accountant from March 28, 2001 through January 9, 2004.  The charts below sets forth the total amount billed the Company by Amisano Hanson for services performed for the Company’s fiscal years ended December 31, 2004 and 2003, and breaks down these amounts by category of service:

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

The Consolidated Financial Statements of the Company as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit reports of Amisano Hanson, Chartered Accountants, and Davidson & Company LLP, Chartered Accountants, and the comments by auditors for U.S. readers on Canada – U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

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

-

Comments by Amisano Hanson for U.S. Readers on Canada – U.S. Reporting Conflict

-

Report of Independent Registered Public Accounting Firm of Davidson & Company LLP, Chartered Accountants

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

(2)

Incorporated by reference to the Company’s Form 20-F Annual Report dated June 30, 2004.

(3)

See Item 4, Organizational Structure, herein.

-#-

RADIUS GOLD INC.

(formerly Radius Explorations Ltd.)

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian dollars)

A PARTNERSHIP of INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

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

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Radius Gold Inc..

(formerly Radius Explorations Ltd.)

We have audited the consolidated statement of operations of Radius Gold Inc. (formerly Radius Explorations Ltd.) and the consolidated statements of stockholders' equity and cash flows for the year ended December 31, 2002.  These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations of the Company and the results of its changes in stockholders' equity and its cash flows for the year ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

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

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 17, 2003

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

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold

Registrant

Dated:  July 27, 2005                        Signed: _/s/ Simon Ridgway

                                                                                 Simon Ridgway

                                                                                 President and Director