Form 20-F
RADIUS GOLD INC.
filed 2006-06-30
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
_X_	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 OR
___	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________

Commission file number                       0-30720

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

_X_ Yes  ___ No

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

Auditors.

Not Applicable

Item 2.

Offer Statistics and Expected Timetable.

Not Applicable

Item 3.

Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The tables also summarize certain corresponding information prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 16 to the Consolidated Financial Statements of the Company.

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal years ended December 31, 2005, 2004 and 2003 and as at December 31, 2005, 2004 and 2003 was extracted from financial statements of the Company which were audited by Amisano Hanson, Chartered Accountants.

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

Canadian GAAP

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following information has been reconciled for U.S. GAAP.  See Note 16 to the Consolidated Financial Statements of the Company.

	(CDN$ in 000, except per share data)
	As at 12/31/05	As at 12/31/04	As at 12/31/03	As at 12/31/02	As at 12/31/01
Working Capital	13,765	17,071	14,795	1,952	2,744
Resource Properties (Cdn GAAP)	13,732	16,820	7,657	6,714	5,087
Resource Properties (US GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Shareholder’s Equity (Cdn GAAP)	(27,881)	(34,265)	(22,606)	(8,707)	(7,897)
Shareholders’ Equity (US GAAP)	(14,149)	(17,445)	(14,948)	(1,993)	(2,810)
Total Assets (Cdn GAAP)	28,168	34,612	23,108	8,826	8,105
Total Assets (US GAAP)	14,436	17,792	15,450	2,112	3,018

Revenue	0	0	0	0	0
Net Income(Loss) (Cdn GAAP)	(6,679)	(3,908)	(1,722)	(643)	(1,106)
Earnings(Loss) Per Share (Cdn GAAP)	(0.13)	(0.09)	(0.06)	(0.04)	(0.07)
Net Income(Loss) (US GAAP)	(3,592)	(13,070)	(2,666)	(2,384)	(4,419)
Earnings (Loss)Per Share (US GAAP)	(0.07)	(0.29)	(0.09)	(0.14)	(0.31)
Dividends Per Share (Cdn GAAP)	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtd.Avg.No.Shares (Cdn GAAP)	52,899	44,917	28,446	18,056	14,860
Wtd.Avg.No.Shares (US GAAP)	52,899	44,917	28,446	17,306	14,110

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 8, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.1233.

Exchange Rate U.S. Dollars into Canadian Dollars
High	Low
Month ended May 31, 2006	$1.1232	$1.0989
Month ended April 30, 2006	$1.1718	$1.1203
Month ended March 31, 2006	$1.1722	$1.1320
Month ended February 28, 2006	$1.1577	$1.1379
Month ended January 31, 2006	$1.1726	$1.1436
Month ended December 31, 2005	$1.1736	$1.1507

Average
Fiscal year ended December 31, 2005	$1.2083
Fiscal year ended December 31, 2004	$1.3015
Fiscal year ended December 31, 2003	$1.4015
Fiscal year ended December 31, 2002	$1.5704
Fiscal year ended December 31, 2001	$1.5484

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

B.

Business Overview.

The Company is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  In 1999, the Company changed its focus to Latin America and acquired property interests in Mexico and Guatemala.  In February, 2001, the Company and its joint venture partner, Barrick Gold Corporation, decided to discontinue exploration work on the El Salitre Project in Mexico.  In 2003, the Company commenced exploration in Nicaragua, and as a result of the Amalgamation in 2004, acquired property interests in the Dominican Republic.  In 2005, the Company commenced property investigations in Colombia and Argentina.

Currently, the Company has property interests in Guatemala, Nicaragua and Mexico.  Its exploration activities are largely focused in Nicaragua and Mexico, with some ongoing low-level activity in Guatemala. (See Properties of the Company, below, and Note 5, Notes to the Financial Statements).

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

Name	Date of Incorporation	Jurisdiction	Percentage Owned

Exploraciones Minera de Guatemala, S.A.	July 5, 1996	Guatemala	100%
Minerales Sierra Pacifico, S.A.	November 17, 1999	Guatemala	100%
Minerales de Nicaragua S.A.	November 18, 2002	Nicaragua	100%
Radius (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%
Pavon (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%
Geometalos Del Norte-Geonorte	May 2, 2005	Mexico	100%

D.

Property, Plants and Equipment

The Company holds rights to properties in Guatemala, Nicaragua and Mexico, as set out in the following map:

N
La Fruta
El Mole
Mexico
Guatemala
Holly/Banderas
Tambor
Nicaragua
San Pedro
Natividad
Nueva Guinea
Radius Gold Inc.
Radius Gold Inc.
Project Map

and more particularly described as follows:

Guatemala Properties:

1.

Tambor Project

The El Tambor Property consists of 6 exploration concessions located in south-central Guatemala, as set out in the following map:

Radius Gold Inc.
Tambor Concessions
June 14, 2006
770000
780000
1640000
1630000
N
UNIDAD TIPO
EL INJERTO
SANTA MARGARITA
LALAGUNA
CARLOS ANTONIO
PROGRESO VII
0
1
2
3
Kilometers

(a)

La Laguna, Unidad Tipo, Santa Margarita, El Injerto and Carlos Antonio Concessions

In 2002, the Company acquired a 100% interest in the La Laguna concession.  In 2004, the Company acquired a 100% interest (subject to a 2.5% net smelter returns royalty) in the Unidad Tipo, the Santa Margarita, El Injerto and Carlos Antonio concessions.

(b)

Progreso Property

The Company acquired the right to a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso II to VII Concessions under an exploration lease and option to purchase agreement dated May 7, 2002, and amended October 14, 2004, with Entre Mares De Guatemala, S.A.  The Company has incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and on May 5, 2006, the Company elected to purchase the property (which had been reduced by that date to just the Progreso VII Concession) for US$250,000.  One-half of the 4% royalty may be purchased by the Company for US$2.0 million.

The Company entered into an agreement dated November 29, 2001 with Orogen Holding (BVI) Limited (“Orogen”), an affiliate of Gold Fields Explorations Inc., pursuant to which Orogen acquired the right to acquire a 55% beneficial interest in the Tambor Project in consideration for incurring exploration expenses of at least US$5,000,000.  Orogen subsequently conducted exploration work on the Tambor Project in the approximate amount of US$3,250,000.

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

Management is currently investigating various options for advancing Tambor in the context of recent developments in the gold price. Options include: i) additional exploration of the property by Radius, with bulk sampling of the higher grade quartz lenses completed from limited underground development; and ii) looking for another joint venture partner, such as an established “mid-cap” gold producer, to advance the project to development. The broader land package at Tambor also includes a number of high priority gold-in-soil anomalies which have yet to be drill tested and that have potential to add to the known resources at Tambor.

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

CAM’s resource estimate is tabulated below:

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources

This section uses the term “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

2.

Marimba and Holly/Banderas Projects

(a)

Marimba Project

The Marimba Project consists of two exploration concessions located in southeastern Guatemala covering approximately 23,500 hectares.  One of the concessions was acquired by the Company by way of a purchase price of $21,986 (US$13,750) and the other three concessions were acquired by way of applications for exploration concessions.

During the year ended December 31, 2002, the Company entered into an option agreement with PilaGold Inc., whereby PilaGold Inc. could earn a 60% interest in the project.  As a result of the Amalgamation on July 1, 2004, the terms of the agreement have been deemed satisfied.

No exploration work has been carried out by the Company on these concessions in the last 12 months.  During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and has written off $1,515,242 in costs to operations.

(b)

Holly/Banderas Project

The Company holds a 100% interest in the Holly/Banderas Project which consists of three exploration concessions covering approximately 25,300 hectares.

During the year ended December 31, 2003, the Company entered into an option agreement with PilaGold, whereby PilaGold could earn a 60% interest in the project.  Pursuant to the amalgamation agreement, effective July 1, 2004, the terms of the agreement were deemed satisfied.

During the year ended December 31, 2005, the Company explored additional areas around Holly/Banderas and has written-off $3,993 of these costs to operations.

No Resource or Reserve has been defined within the Holly/Banderas Project.  No underground exploration has occurred on the Holly/Banderas Project.  No surface equipment or plant exists at the Holly/Banderas Project.

Option Agreement with Glamis Gold Ltd. (“Glamis”)

During the year ended December 31, 2004, the Company entered into an agreement with Glamis, giving Glamis an option to explore and develop the Holly/Banderas and Marimba properties.  The agreement gives Glamis the right to acquire a 51% interest in the properties by spending US$4 million over a four-year period.  To earn this interest, Glamis must:

I)

Incur US$250,000 in exploration or development expenditures on the properties in the first 12 months following receipt of all governmental permits necessary to carry out the proposed exploration program; and

II)

Spend not less than US$4 million in exploration expenditures within four years from the effective date, including a minimum US$250,000 during each of the second, third and fourth years.

In June 2006, Glamis advised that the Company that it had relinquished its option on the Holly/Banderas and Marimba properties.  Management is currently considering how best to advance the Banderas project.

Nicaragua Properties:

Since 2003, the Company has conducted exploration on a number of mineral concessions in Nicaragua.  As at June 8, 2006, the Company had been granted title to 12 of the concessions with the remaining 23 applications for title pending.

1.

San Pedro Project

The San Pedro Project lies in east central Nicaragua. Access to San Pedro is via truck from Copalar to San Pedro (2 hrs), boat to La Estrelia (20mins), followed by a 5km horse ride to the camp, 5km.  From the camp it is possible to walk to all of the showings in the northwest of the San Pedro project, which cover a 2km by 1.5km area. In the dry season you can drive to about 1km west of the zone.

The San Pedro Project is comprised on one concession, as shown on the following map:

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

The Company initiated a second round of exploration in the first quarter of 2005 focusing on expanding the limits of the known mineralization and completing detailed mapping and soil and rock geochemistry across key areas of the property. The work included ground geophysics, completion of the soil grid and follow-up of the anomalies, trenching and discovery of new zones at Bella Vista and Dyke Zone.

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

In May 2005, a single fence of holes was drilled across 300m of the northernmost PM Zone.  Although stockwork bulk-mineable gold mineralization between the main vein structures was not discovered, the drilling did intersect several narrow but high-grade veins with gold results of 1.5m @ 17.5 g/t Au in hole SPDH-09 and 5.5m @ 5.5 g/t Au in hole SPDH-10. Because of poor core recovery, these results are qualitative and additional drilling using a larger rig is planned on these structures. The mineralized outcrop and gold-in-soil anomaly at the PM zone is roughly 2.5 km long, so most of the zone remains untested. Radius is in the process of obtaining government and community approval for a second phase of drilling. Hand trenching has been done on most of the zones. Highlights of recent trench results include:

Trench	Au g/t	Interval (m)
Buena Vista Zone
BV-1	13.8	8.4
Includes	61.2	1.1
BV-5	3.0	4.0
Includes	7.1	1.0
BV-6	1.1	2.4
and	1.6	2.7
and	1.5	2.8
BV-7	13.4	2.4
BV-8	1.6	9.0
Includes	2.3	4.7
BV-9a	74.8	0.5
BV-9b	16.5	0.3
Las Minas Zone
LM-3	68.9	0.3
Dyke Zone
TRDK-01	3.8	4.0
Includes	6.5	2.0
TRDK-02	4.8	2.4
Felix Zone
TRF-1	4.6	2.8

Exploration within the San Pedro region has discovered several gold mineralized veins associated with rhyolite domes in a 2km by 4km zone at Ubu Norte, 40km to the west.  Chip sampling has returned values of 5.8g/t Au over 6m and grab sample values from trace up to 33g/t Au.  Only limited exploration has been done here and the zone is open to the northeast.

The Company is seeking a joint venture partner to carry out an extensive drill program at the San Pedro property and continue exploring the region.

2.

Natividad (formerly called El Pavon) Project
Joint Venture Agreement with Meridian Gold Inc. (“Meridian”)

Natividad is located in central Nicaragua, a 5 hour drive from Managua and about 1 hour from the town of Waslala.  It outcrops on a main road and access to most parts of the project area is possible by foot or on horse back.  It is located in a hilly agricultural region largely given over to cattle grazing.  The original forest cover has been cut down over many years by slash and burn farmers.  The details of the Natividad property, which consists of five of the Company’s granted concessions and four of the applications, are set out in the below map and table:

650000
700000
1500000
1450000
N
La Rowena
La Esperanza
Natividad II
Natividad
El Progreso
Geminis
El Milagro I
El Milagro II
Radius Gold Inc.
Natividad Concession
0 5 10 15
Kilometers

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

During the year ended December 31, 2004, the Company entered into a joint venture agreement with Meridian, giving Meridian the option to acquire a 60% interest in the Natividad property.  In order to earn the interest, Meridian must:

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

*Recovery over mineralized interval

Meridian commenced their drill program at the end of March 2005 and completed 43 holes (6,396m) by mid-year.  A full table of all significant intersections is given below.  Meridian’s work is beginning to outline 2 distinct >5g/t Au “pay shoots” at Natividad.  These have been informally named the Pavon Norte and the Ahumada shoots.  Ahumada has been outlined by 5 diamond drill holes: NAT013, 017, 018, 020 and PADH-1 (from Radius’s 2004 drilling).  At a 1g/t Au cut off, a weighted average intersection of these 5 holes is 23.7 g/t Au over 2.7m.  The Pavon Norte shoot is outlined by holes NAT05-025 to 029 and PADH5 and 6.  At the same cut off, a weighted average for these holes is 9.6 g/t Au over 1.7m.  This zone is presently open to the south with the results from NAT05-033 to 035, which test an additional 750m of strike length, pending.  Additional exploration is required to confirm potential strike length, down dip extent and width of these and other zones within the property.

Four holes, totaling 278m, were drilled in Pavon Central.  Two reached the target zone (NAT05-009 and 010 which intersected vein/stockwork zones 6.7m and 24.3m thick, respectively). Unfortunately, the wide zone in hole NAT05-010 was drilled with BQ core that returned less than 50% average recovery, with many intervals below 10%.  Hole NAT05-008, started with NTW core, was stopped at 68m before the main vein zone was intersected after it cut a wide flow-banded rhyodacite dike 50m above the projected vein intercept.  The hole has been re-entered and reamed and larger diameter core drilling has been drilled, and results are pending.  Hole NAT05-001 was stopped for environmental reasons before intersecting the vein zone.  Three holes drilled on the high grade north end of Pavon Central area awaiting results.

Drilling stopped mid-year to allow collation of the information received up to that point in anticipation of a second phase of drilling at Natividad.  Exploration field work focused on identifying drill targets at the La Patriota system 25km to the south of Navidad and on the Navidad II license to the north.  Both areas have returned vein-style mineralization from preliminary exploration and will be mapped and prospected in detail to identify future drill targets within the joint venture land package.  A high resolution magnetic and radiometric survey recently flown over the Joint Venture land will be interpreted and used to help identify prospective geological, alteration, and structural features to guide further exploration of the area.

In May 2006, Meridian commenced a second phase drill program, consisting of roughly 4,800m of core drilling on priority targets.  Drilling is ongoing and will first test targets on the Ahumada, Pavon Norte, Las Brisas, Manceras, Babaska, Pavon Central and Pavon Sur veins.  Roughly 3,500m are planned on these veins.  An additional 1,300m of coring are planned for new targets within the joint venture concession area.

DRILL HOLE	FROM	TO	INTERVAL (m)	Au g/t*
Pavon Sur vein
NAT05-001	Hole stopped before hitting vein zone
NAT05-002	31.08	32.91	1.83	1.4
NAT05-003	71.97	73.15	1.18	1.5
NAT05-004	88.44	89.75	1.31	4.8
NAT05-005	73.15	74.67	1.52	1.4
NAT05-006	92.96	93.68	0.72	1.7
NAT05-007				NSV
Pavon Central Vein
NAT05-008	Hole abandoned
NAT05-008a	Results pending
NAT05-009	48.76	50.9	2.14	1.2
NAT05-010	69.95	72.37	2.42	1.1
	80.16	82.45	2.29	1.2
El Cielo Vein
NAT05-011				NSV
NAT05-012				NSV
Ahumada Vein
NAT05-013	48.02	57.91	9.89	22.2
including	48.76	50.79	2.03	95.4

NAT05-014				NSV
NAT05-015	3.55	4.11	0.56	1.6
NAT05-016				NSV
NAT05-017	43.22	49.07	5.85	5.4
including	47.55	49.07	1.52	14.5
NAT05-018	31.70	40.60	8.90	1.5
	46.5	53.15	5.08	3.27
NAT05-019				NSV
NAT05-020	72.89	77.48	4.59	6.4
including	75.48	77.48	2.00	11.4
Las Brisas Vein
NAT05-021				NSV
NAT05-022	190.07	191.95	1.88	8.0
	220.31	225.55	5.24	5.1
including	224.02	225.55	1.53	11.7
NAT05-023				NSV
Pavon Norte Vein
NAT05-024				NSV
NAT05-025	98.68	101.6	2.92	2.5
	104.11	105.35	1.24	5.2
	109.42	110.40	0.98	4.5
NAT05-026	44.60	46.00	1.40	1.0
	50.50	55.00	4.50	1.0
	66.00	67.64	1.64	2.5
	70.10	75.90	5.80	3.0
including	73.00	74.50	1.50	6.1
NAT05-027	16.76	21.62	4.86	2.8
	32.76	35.50	2.74	6.7
	36.80	37.60	0.80	2.0
	37.60	38.10	0.50	5.5
NAT05-028	52.96	55.70	1.40	2.5
	59.08	61.88	2.80	5.5
NAT05-029	103.05	111.25	6.96	2.58
NAT05-030				NSV
NAT05-031				NSV
NAT05-032				NSV
NAT05-033				NSV

            *NSV = no significant values

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

No Resource or Reserve has been defined within the Natividad Proprerty.  No underground exploration has occurred on the Natividad Property.  No surface equipment or plant exists at the Natividad Project.

3.

Nueva Guinea Gold Project

In September 2004, Radius announced the discovery of an epithermal gold system at Nueva Guinea in southeast Nicaragua.  Highlights of Radius’s historic work at Nueva Guinea include channel sample TNG-01 which returned a high grade core of 14.3g/t over 4m within an broader interval of 9m grading 7.0g/t Au.

Radius’s field teams discovered two mineralized areas - Jerusalen and Jengibre - which are roughly 20km apart.  The Jerusalen area consists of a series of northwest-trending veins occurring in a zone approximately 2.5km x 2.5km and open along strike and to the northeast.  A large NW- SE-trending siliceous structure, traceable for over 1200m, cuts across the centre of the Jerusalen area. Reconnaissance panel samples, which represent a 10m by 10m area, have returned up to 3.7g/t Au.  Initial soil sampling lines over the area highlighted other anomalies which have yet to be followed-up.  In the Jengibre area, several float trails over an area of 1km by 2km returned grab sample results grading up to 5g/t Au.

Additional exploration is planned to identify the potential size of the Nueva Guinea system and to define drill targets.

No Resource or Reserve has been defined within the Nueva Guinea Gold Proprerty.  No underground exploration has occurred on the Nueva Guinea Gold Property.  No surface equipment or plant exists at the Nueva Guinea Gold Project.

Mexico Properties:

1.

Amatista Project

During the year ended December 31, 2005, the Company acquired the right, subject to regulatory approval, to earn a 100% interest in the Amatista epithermal gold-silver project, a 13,735 hectare mineral exploration property within the historical mining area of San Francisco.  In order to earn the intersest, the Company was required to make cash payments and share issuances over a three-year period.  As at December 31, 2005, the Company had paid US$50,000.  Subsequent to December 31, 2005, the Company decided that no further work was warranted and relinquished its options on this project.

2.

La Fruita and El Mole Concessions

During the year ended December 31, 2005, the Company acquired by staking at a cost of $43,407, the La Fruita and El Mole concessions.

The El Mole concession in central Oaxaca was acquired on the basis of anomalous Au and Ag samples within Mexican government sediment samples.  The geology consists of lake sediments with interbedded volcanics and chert horizons, and has not returned any anomalous results from rock sampling to date.  The concession will be dropped.

The La Fruta concession covers strongly altered rocks with locally anomalous Au geochemistry. After some initial work, the license has been reduced to cover the core of the alteration and further work will be done to assess the potential.  The source of the alteration is still unexplained.

3.

Regional Exploration

In southern and western Mexico, Radius’s teams are actively conducting regional reconnaissance and at the same time pursuing third party properties.

Radius has commissioned a UK-based consultancy to complete a major Landsat remote sensing study (roughly 8 Landsat scenes) covering a large part of central and southern Mexico.  The study will involve clay-iron anomaly selection and a structural geological interpretation to highlight potentially favourable target zones.  Ground follow-up of the anomalies generated by this study is expected to start in the third quarter of 2006.

No Resource or Reserve has been defined within the La Fruita and El Mole Concessions.  No underground exploration has occurred on the La Fruita and El Mole Concessions.  No surface equipment or plant exists at the La Fruita and El Mole Concessions.

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

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 16 to the Consolidated Financial Statements.

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

A.

Operating Results.

Critical Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States of America, except as explained in Note 16.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

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

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

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

c)

Marketable Securities

Marketable securities are recorded at the lower of cost or market value.

d)

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

e)

Property and Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements

5 years straight-line

Trucks

5 years straight-line

Computer equipment

30% declining balance

Geophysical equipment

20% declining balance

Furniture and equipment

20% declining balance

Website

30% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

f)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, marketable securities, advances and receivables, due from related parties and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

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

j)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

k)

Asset Retirement Obligation

The Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs.  The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset.  The liability is accreted at the end of each period through charges to operating expense.  If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.  At December 31, 2005, the fair value of the mineral properties site restoration costs are not significant.

l)

Impairment of Long-lived Assets

The Company reports the impairment of long-lived assets and certain intangibles in accordance with Statement of Financial Accounting Standards (“FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”  Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognized in the period it is determined.

Results of Operations

Year Ended December 31, 2005 compared to December 31, 2004

For the fiscal year ended December 31, 2005, the Company had a consolidated net loss of $6,679,398 ($0.13 per share) compared to a net loss of $3,908,339 ($0.09 per share) for the fiscal year ended December 31, 2004.  The large increase in overall loss is mostly due to a $5,917,734 write-off of explorations costs in the current year, compared with a $1,350,205 exploration cost write-off in 2004.  Offsetting this increased expense, the 2005 non-cash compensation charge was $40,850, compared to $1,173,784 in 2004.  Professional fees and shareholder communication costs were significantly less in 2005 than in 2004.  Investment income in 2005 was lower than in 2004 due to redemption of bonds and the diversification of the Company’s investment portfolio.  During the year ended December 31, 2005, the Company received other income of $72,655 from administration fees paid by Meridian Gold pursuant to the Natividad joint venture, and from shared office costs.

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

Mineral Properties

Year Ended December 31, 2005

Guatemala - During the fiscal year ended December 31, 2005, $92,652 was spent on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $38,474 for geological and other consulting fees, and $20,696 for legal and accounting.  Deferred exploration costs totalling $1,738,478 were written off during the year.

Nicaragua - During the fiscal year ended December 31, 2005, the Company incurred $1,932,109 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $742,205 for geological and other consulting fees, $236,225 for geochemistry, $181,573 for salaries, and $123,201 for licences and taxes, and $122,956 for travel and accommodation.  Deferred exploration costs totalling $3,580,559 were written off during the year.

Mexico - During the fiscal year ended December 31, 2005, the Company spent $231,913 on acquisition of mineral concessions in Mexico and incurred $531,971 on exploration of those properties.  The major exploration expenditure categories include $252,783 for geological and other consulting fees, $93,433 for travel and accommodation, and $39,929 for automobile costs.

Argentina - During the fiscal year ended December 31, 2005, the Company spent $29,524 on property investigations in Argentina.

Colombia - During the fiscal year ended December 31, 2005, the Company spent $7,461 on property investigations in Colombia.

Year Ended December 31, 2004

During the fiscal year ended December 31, 2004, $587,089 was spent on exploration of the Company’s mineral properties in Guatemala.  Of that amount, the major expenditure categories include $234,986 for geological and other consulting fees, $63,190 for salaries, $55,612 for licenses and taxes, and $48,572 for office rent.  $893,643 in property investigation costs spent in Guatemala was written off during the year.

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

Per Share Losses

Both the net losses and the losses per share have increased from the year 2003 to 2004 to 2005.  These increases are due mainly to a large stock-based compensation charge in 2004 and a large property write-off in 2005.  Corporate expenditures were generally the same in each year, except for an increase in 2004 resulting from the costs of the Amalgamation incurred that year.

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

B.

Liquidity and Capital Resources

Year ended December 31, 2005 compared to December 31, 2004

The Company’s cash and marketable securities decreased from $16.53 million at December 31, 2004 to $13.36 million at December 31, 2005.  Working capital at December 31, 2005 was $13.76 million compared to $17.07 million at December 31, 2004.

Year ended December 31, 2004 compared to December 31, 2003

During the 2004 fiscal year, the Company’s cash resources decreased by $10,406,641 compared to an increase of $12,927,332 in 2003.  The 2004 decrease is due mainly to the Company having spent a significantly greater amount on deferred exploration and on the purchase of marketable securities than in 2003.  During the fiscal year ended December 31, 2004, the Company’s interest income, proceeds on issuance of shares, and acquisition of cash from the Amalgamation provided additional cash of $7,963,522, while the cash component of operating expenses for the year was $1,537,547.

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

As at December 31, 2003 Radius had working capital of approximately $14.80 million compared to working capital of $1.95 million as at the fiscal year ended December 31, 2002.  The increase in working capital is a result of the receipt of funds from the sale of shares.

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

E.

Off-balance Sheet Arrangements

Not applicable.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2005 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	1st year	2nd year	3rd year	4th year	5th year
Long-Term Debt Obligations	0		0	0	0	0
Capital (Finance) Lease Obligations	0		0	0	0	0
Operating Lease Obligations(1)	$645,827	$125,567	$125,927	$129,885	$130,245	$134,203
Purchase Obligations	0		0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0		0	0	0	0
Total	$645,827	$125,567	$125,927	$129,885	$130,245	$134,203

(1)

Amount indicated is the office rent lease for the Company’s head office in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

H.

Share Issuance

The following table summarizes share issuances by the Company during the past five years:

Year	Type of Transaction	No. of Shares	Price per Share	Total Consideration

2005	Stock Option Exercises	40,000	$0.90	$36,000
	Stock Option Exercises	50,000	$0.99	$49,500
	Stock Option Exercises	35,000	$1.00	$35,000
	Stock Option Exercises	37,800	$1.30	$49,140
	Warrant Exercises	57,000	$1.50	85,500

2004	Amalgamation	10,284,452	$1.11	$11,415,742
	Stock Option Exercises	35,000	40.60	$21,000
	Stock Option Exercises	117,000	$0.65	$76,050
	Stock Option Exercises	69,000	$0.68	$46,920
	Stock Option Exercises	30,000	$0.90	$27,000
	Stock Option Exercises	55,000	$0.95	$52,250
	Stock Option Exercises	79,444	$0.99	$78,650
	Stock Option Exercises	65,000	$1.10	$71,500
	Warrant Exercises	2,649,800	$0.25	$662,450
	Warrant Exercises	11,250	$0.55	$6,188
	Property Agreements	1,300,000	$1.49	$1,937,000

2003	Private Placement	1,000,000	$0.50	$500,000
	Private Placement	6,545,000	$1.50	$9,817,500
	Stock Option Exercises	275,000	$0.60	$165,000
	Stock Option Exercises	155,000	$0.66	$100,750
	Stock Option Exercises	255,000	$0.68	$173,400
	Stock Option Exercises	30,000	$0.90	$27,000
	Stock Option Exercises	20,000	$0.94	$28,800
	Stock Option Exercises	20,000	$0.95	$19,000
	Stock Option Exercises	130,000	$0.99	$128,700
	Stock Option Exercises	40,000	$1.00	$40,000
	Stock Option Exercises	10,000	$1.01	$10,100
	Stock Option Exercises	50,000	$1.25	$62,500
	Stock Option Exercises	170,000	$1.35	$229,500
	Warrant Exercises	2,145,000	$0.25	$536,250
	Warrant Exercises	738,750	$0.55	$406,313
	Warrant Exercises	1,123,334	$0.74	$831,267
	Warrant Exercises	2,982,262	$1.25	$3,727,828

2002	Private Placement	4,794,800	$0.20	$958,960

2001	Private Placement	1,373,334	$0.60	$824,000
	Private Placement	3,904,762	$1.05	$4,100,000
	Stock Option Exercises	25,000	$0.85	$21,250
	Stock Option Exercises	55,000	$0.60	$33,000
	Stock Option Exercises	105,000	$0.35	$36,750
	Warrant Exercises	1,797,500	$0.80	$1,438,000
	Property Agreements	100,000	$1.00	$100,000

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of June 8, 2006 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Vancouver, BC, Canada	Director & President	September 30, 1997
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
Harmen Keyser Gibsons, BC, Canada	Director	September 9, 1997
David Farrell Vancouver, BC, Canada	Director	June 15, 2001
Nicholas Glass Vancouver, BC, Canada	Director	January 14, 2003
Ralph Rushton Vancouver, BC, Canada	Director & Vice-President, Corporate Development	May 2, 2003

Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
Craig Bow Beulah, Colorado, USA	Director	January 28, 2006 (previously a director of Radius Explorations Ltd. from July 17, 2001 to July 1, 2004)
Cheryl Messier North Vancouver, BC, Canada	Chief Financial Officer	July 1, 2004
Jock Slater Managua, Nicaragua	Vice-President, Exploration	July 1, 2004
Tim Osler Vancouver, BC, Canada	Corporate Secretary	May 7, 1998

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

Ralph Rushton – Vice President, Corporate Development and Director

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver. With 14 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe, Mr. Ruston’s current responsibilities include corporate development work and investor relations, and maintaining the Company’s links with senior mining companies.  He is also a director of Northland Resources Inc., a publicly traded resource company.

Bradford Cooke - Director

Mr. Bradford Cooke, M.Sc., P.Geo., is a mining executive and a professional geologist with over 29 years of experience in the mining industry.  He earned a B.Sc. (Honours) degree from Queens University in 1976 and a M.Sc. (Geology) degree from the University of British Columbia in 1984.  Mr. Cooke began his mineral exploration career in 1976 as a Project Geologist with Noranda Mines, and subsequently worked for Shell Minerals, Chevron Resources and as an independent geologic consultant.  In 1987, Mr. Cooke founded Canarc Resource Corp., a junior gold exploration and mining company focused on exploring and developing prospective gold properties throughout North, Central and South America.  In 2003, he formed Endeavour Silver Corp. for the purpose of acquiring advanced high-grade silver projects in Mexico.

Craig Bow - Director

Craig Bow is a geologist and has been involved in the mineral exploration industry for over 20 years.  He worked extensively in South America, acting as Exploration Manager, South America for Newcrest Resources Ltd., prior to taking a position as Area Manager, North America for Gold Fields Exploration Inc., a subsidiary of Gold Fields of South Africa.  In March 2006, Mr. Bow was appointed director and President of Lara Exploration Ltd., a public-traded resource company.

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

B.

Compensation.

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2005, the Company paid to its executive officers the following amounts:

Name	Position	Amount

Simon Ridgway	President	$152,400
Ralph Rushton	Vice-President, Corporate Development	$ 80,440
Jock Slater	Vice-President, Exploration	$114,466
Cheryl Messier	Chief Financial Officer	$ 28,907

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of June 8, 2006 by the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	320,000 280,000 600,000	$0.68 $0.70	January 7, 2008 February 21, 2011
Mario Szotlender	120,000 180,000 300,000	$0.68 $0.70	January 7, 2008 February 21, 2011
Harmen Keyser	100,000	$0.70	February 21, 2011
David Farrell	150,000	$0.70	February 21, 2011
Nicholas Glass	100,000	$0.70	February 21, 2011
Ralph Rushton	250,000	$0.70	February 21, 2011
Bradford Cooke	150,000	$0.70	February 21, 2011
Craig Bow	150,000	$0.70	February 21, 2011
Cheryl Messier	150,000	$0.70	February 21, 2011
Jock Slater	200,000	$0.70	February 21, 2011
Tim Osler	100,000	$0.70	February 21, 2011

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held in the fall of 2006.

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

D.

Employees.

As at December 31, 2005, the Company had 22 employees, 7 in the Vancouver office and 15 in Guatemala, Nicaragua and Mexico.  Six employees provide administrative or management services and 16 employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of June 8, 2006, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class(1)
Common	Simon Ridgway Vancouver, BC	3,214,466(2)	5.95%
Common	Mario Szotlender Caracas, Venezuela	1,365,375(3)	2.54%
Common	Harmen Keyser Gibsons, BC	203,741(4)	0.38%

Common	David Farrell Vancouver, BC	150,000(5)	0.28%
Common	Nicholas Glass Vancouver, BC	100,000(6)	0.19%
Common	Ralph Rushton Vancouver, BC	291,000(7)	0.54%
Common	Bradford Cooke North Vancouver, BC	150,000(8)	0.28%
Common	Craig Bow Beulah, Colorado, USA	150,000(9)	0.28%
Common	Cheryl Messier North Vancouver, BC	150,000(10)	0.28%
Common	Jock Slater Managua, Nicaragua	200,000(11)	0.37%
Common	Tim Osler Vancouver, BC	545,345(12)	1.02%
Common	All Directors and Senior Management as a group (11 individuals)	6,519,927	11.72%

(1)

Based on 53,385,988 shares outstanding as at June 8, 2006, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

600,000 of these shares represent currently exercisable stock options; and 175,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  1,382,255 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

(3)

300,000 of these shares represent currently exercisable stock options; and 25,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(4)

100,000 of these shares represent currently exercisable stock options; and 25,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

(5)

All of these shares represent currently exercisable stock options.

(6)

All of these shares represent currently exercisable stock options.

(7)

250,000 of these shares represent currently exercisable stock options.

(8)

All of these shares represent currently exercisable stock options.

(9)

All of these shares represent currently exercisable stock options.

(10)

All of these shares represent currently exercisable stock options.

(11)

All of these shares represent currently exercisable stock options.

(12)

100,000 of these shares represent currently exercisable stock options; and 12,500 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.

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

As at June 8, 2006, there were 3,475,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares.  The following table sets forth to the best of the Company’s knowledge, as of June 8, 2006, the number of the Company’s Common Shares beneficially owned by (a) each major shareholder of the Company, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The major shareholder listed below is deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, to the best of the Company’s knowledge, the shareholder listed possesses sole voting and investment power with respect to the shares shown.

Shareholder Name	Number of Shares	Percentage of Issued Shares(1)
Simon Ridgway	3,214,466 (2)	5.95%

(1)

Based on 53,385,988 shares outstanding as at June 8, 2006, plus any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable within 60 days from the above date.

(2)

600,000 of these shares represent currently exercisable stock options; and 175,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  1,382,255 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of June 8, 2006, there were 53,385,988 shares of the Company outstanding, of which approximately 3,625 U.S. holders of record or beneficial holders, held a total of 5,870,886 shares (11.0%).  The number of beneficial holders was determined based on a review of the number of holders represented by ADP Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

Effective as at the Amalgamation date of July 1, 2004, the Company and Mill Street entered into an agreement whereby the Company pays $16,000 per month for Mr. Ridgway’s services.  Mill Street is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  During 2005, a portion of this fee was billed to other companies of which Mr. Ridgway is a director for his services rendered to those companies.

During the fiscal year ended December 31, 2005, the Company paid an aggregate of $178,076 to officers and companies that have common directors with the Company for salaries and consulting and management fees.

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

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  An auditors’ report of Amisano Hanson with respect to the fiscal years ended December 31, 2005 and 2004 and the balance sheet as at December 31, 2005 and 2004, are included herein immediately preceding the consolidated financial statements.

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

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2006 fiscal year, and (c) for each of the six months from December 2005 to May 2006.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	High	Low
2005	$1.69	$0.51
2004	$1.85	$0.88
2003	$2.03	$0.63
2002	$1.65	$0.63
2001	$1.29	$0.20

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2006
Period Ended:	High	Low
March 31, 2006	$0.92	$0.62
December 2005	$0.80	$0.51
September 30, 2005	$1.50	$0.61
June 30, 2005	$1.45	$1.15
March 31, 2005	$1.69	$1.21
December 2004	$1.85	$1.21
September 30, 2004	$1.35	$0.97
June 30, 2004	$1.42	$0.88
March 31, 2004	$1.58	$1.14

High and Low Prices for the Most Recent Six Months
Period:	High	Low
May 2006	$0.94	$0.63
April 2006	$0.83	$0.70
March 2006	$0.92	$0.66
February 2006	$0.75	$0.65
January 2006	$0.84	$0.62
December 2005	$0.66	$0.51

On May 31, 2006, the closing price of the Common Shares on TSXV was $0.70 per Common Share.  During the last three years, the Common Shares have not been subject to any trading suspensions.

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

otherwise, 10 days.

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

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that there is one “audit committee financial expert” (as defined by the SEC) on the Company’s audit committee, namely David Farrell, a Director of the Company.  Mr. Farrell has gained the attributes of an audit committee financial expert through his experience overseeing and assessing the performance of the public accountants who have audited the Company’s financial statements;

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

Item 16C.

Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since January 9, 2004.  Davidson & Company, Chartered Accountants, served as the Company’s principal accountant from March 28, 2001 through January 9, 2004.  The charts below sets forth the total amount billed the Company by Amisano Hanson for services performed for the Company’s fiscal years ended December 31, 2005 and 2004, and breaks down these amounts by category of service:

	Years ended December 31
	2005	2004
Audit:	$42,750	$54,400
Audit Related:	0	0
Tax	$5,000 (estimated)	$2,300 $4,000 (estimated)
All Other Fees	0	0
Total	$47,750	$60,700

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2005, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

PART III

Item 17.

Financial Statements.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 16 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company as required under Item 16 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of Amisano Hanson, Chartered Accountants, and the comments by auditors for U.S. readers on Canada – U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

Item 18.

Financial Statements.

Not Applicable

Item 19.

Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Report of Independent Registered Public Accounting Firm of Amisano Hanson, Chartered Accountants
- Consolidated Balance Sheets as at December 31, 2005 and 2004
- Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003
- Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
- Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003
- Consolidated Schedule of Mineral Properties for the year ended December 31, 2005
- Consolidated Schedule of Mineral Properties for the year ended December 31, 2004
- Notes to the Consolidated Financial Statements of the Company

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1 (1)	Certificate of Amalgamation and Articles of the Company dated July 1, 2004.
2 (2)	Escrow Agreement dated April 14, 1998 among the Company, Pacific Corporate Trust Company, as escrow agent, and certain shareholders of the Company named therein
4.1 (3)	Management Agreement dated April 30, 2004 and effective July 1, 2004 between the Company and Mill Street Services Ltd.
4.2 (1)	Option Agreement dated September 22, 2004 between the Company and Meridian Gold Inc.
8 (4)	List of Subsidiaries
31.1	Section 302 Certification of the President, C.E.O. and C.F.O.
32.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated July 13, 2005.

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated November 15, 2000.

(3)

Incorporated by reference to the Company’s Form 20-F Annual Report dated June 30, 2004.

(4)

See Item 4, Organizational Structure, herein.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2006	By: /s/ Simon Ridgway
Simon Ridgway, President and Chief Executive Officer

RADIUS GOLD INC.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in Canadian dollars)

#

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Radius Gold Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Radius Gold Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended December 31, 2005.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
April 11, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604

TELEPHONE: 604-689-0188

VANCOUVER CANADA

FACSIMILE:   604-689-9773

V6C 2T7

E-MAIL:         amishan@telus.net

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

	2005	2004
ASSETS
Current
Cash and cash equivalents	$ 1,423,554	$ 4,377,846
Marketable securities – Note 4	11,936,277	12,156,140
Advances and receivables – Notes 5 and 9	305,864	701,032
GST receivable	26,052	30,993
Due from related parties – Note 9	256,649	80,840
Prepaid expenses and deposits	102,641	71,496

	14,051,037	17,418,347

Property and equipment – Note 6	384,720	373,952
Mineral properties – Notes 5, 9 and Schedule 1	13,731,865	16,819,598

	$ 28,167,622	$ 34,611,897

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 9	$ 286,527	$ 347,394

SHAREHOLDERS’ EQUITY

Capital stock – Notes 7 and 13	42,402,819	42,060,982
Authorized:
Unlimited common shares without par value
Issued:
53,310,988 shares (2004: 53,091,188)
Contributed surplus	2,244,987	2,290,834

	44,647,806	44,351,816
Deficit	(16,766,711)	(10,087,313)

	27,881,095	34,264,503

	$ 28,167,622	$ 34,611,897

Commitments – Notes 5, 7 and 11

Subsequent Events – Notes 7 and 13

ON BEHALF OF THE BOARD:

“Simon Ridgway”	Director	“Mario Szotlender”	Director
Simon Ridgway		Mario Szotlender

SEE ACCOMPANYING NOTES

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Expenses
Amortization	$ 50,096	$ 55,379	$ 29,036
Consulting fees – Note 9	38,710	69,870	33,061
Donations	25,360	-	-
Management fees – Note 9	60,000	45,000	30,000
Non-cash stock compensation charge – Note 7	40,850	1,173,784	234,500
Office and miscellaneous – Note 2	46,888	33,521	28,854
Professional fees	158,705	291,233	54,427
Property investigations	11,790	-	-
Rent and utilities	37,102	37,454	26,773
Repairs and maintenance	17,220	13,194	6,602
Salaries and benefits	178,014	178,766	182,203
Shareholder communication	222,073	703,715	531,813
Telephone	14,908	15,222	7,433
Transfer agent and regulatory fees	24,262	51,058	27,833
Travel and accommodation	100,580	98,513	90,446
Write-off of mineral properties – Note 5	5,917,734	1,350,205	446,529

	(6,944,292)	(4,116,914)	(1,729,510)

Other income (expenses)
Foreign exchange	(76,231)	(256,135)	(64,702)
Investment income	268,470	431,676	72,149
Other income	72,655	6,234	-
Gain on settlement of debt	-	26,800	-

	264,894	208,575	7,447

Net loss for the year	$ (6,679,398)	$ (3,908,339)	$ (1,722,063)

Basic and diluted loss per common share	$ (0.13)	$ (0.09)	$ (0.06)

Weighted average number of common shares outstanding	52,898,829	44,916,963	28,446,194

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Operating Activities
Net loss for the year	$ (6,679,398)	$ (3,908,339)	$ (1,722,063)
Items not affecting cash:
Amortization	50,096	55,379	29,036
Loss on disposal of subsidiary	-	-	910
Non-cash stock compensation charge	40,850	1,173,784	234,500
Write-off of mineral properties	5,917,734	1,350,205	446,529
Changes in non-cash working capital items:
Advances and receivables	395,168	(482,081)	28,100
GST receivable	4,941	7,359	(24,333)
Prepaid expenses	(31,145)	(12,710)	(729)
Accounts payable and accrued liabilities	(60,867)	(257,763)	141,848

Net cash used in operating activities	(362,621)	(2,074,166)	(866,202)

Investing Activities
Acquisition of equipment	(60,864)	(253,876)	(141,309)
Due from related parties	(175,809)	126,355	(302,617)
Marketable securities	219,863	(12,156,140)	-
Mineral property acquisition costs	(231,913)	(210,692)	(205,831)
Deferred exploration costs	(2,598,088)	(3,094,156)	(1,184,621)
Due to related parties	-	(275,812)	240,985
Net cash acquired on amalgamation	-	6,491,647	-

Net cash used in investing activities	(2,846,811)	(9,372,674)	(1,593,393)

Financing Activity
Net proceeds from issuance of capital stock	255,140	1,040,199	15,386,927

Net cash provided by financing activities	255,140	1,040,199	15,386,927

Increase (decrease) in cash and cash equivalents during the year	(2,954,292)	(10,406,641)	12,927,332

Decrease in cash from disposal of subsidiary	-	-	(1,468)

Cash and cash equivalents, beginning of year	4,377,846	14,784,487	1,858,623

Cash and cash equivalents, end of year	$ 1,423,554	$ 4,377,846	$ 14,784,487

…/cont’d

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -

Cash paid for income taxes	$ -	$ -	$ -

Cash and cash equivalents is comprised of:
Cash	$ 1,173,554	$ 836,337	$ 1,722,492
Term deposit	250,000	3,541,509	13,011,995

	$ 1,423,554	$ 4,377,846	$14,784,487

Non-cash Transactions – Note 8

RADIUS GOLD INC.

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2002	22,705,896	$ 11,652,765	$ 500,000	$ -	$ (3,446,011)	$ 8,706,754
Share subscriptions utilized	-	-	(500,000)	-	-	(500,000)
Issued for cash pursuant to a private placement – at $0.50	1,000,000	500,000	-	-	-	500,000
– at $1.50	6,545,000	9,817,500	-	-	-	9,817,500
Less: issue costs	-	(906,981)	-	-	-	(906,981)
Issued for cash pursuant to the exercise of share purchase options – at $0.60	275,000	165,000	-	-	-	165,000
– at $0.66	155,000	100,750	-	-	-	100,750
– at $0.68	255,000	173,400	-	-	-	173,400
– at $0.90	30,000	27,000	-	-	-	27,000
– at $0.94	20,000	18,800	-	-	-	18,800
– at $0.95	20,000	19,000	-	-	-	19,000
– at $0.99	130,000	128,700	-	-	-	128,700
– at $1.00	40,000	40,000	-	-	-	40,000
– at $1.01	10,000	10,100	-	-	-	10,100
– at $1.25	50,000	62,500	-	-	-	62,500
– at $1.35	170,000	229,500	-	-	-	229,500
Issued for cash pursuant to the exercise of share purchase warrants – at $0.25	2,145,000	536,250	-	-	-	536,250
– at $0.55	738,750	406,313	-	-	-	406,313
– at $0.74	1,123,334	831,267	-	-	-	831,267
– at $1.25	2,982,262	3,727,828	-	-	-	3,727,828
Non-cash compensation charge	-	-	-	234,500	-	234,500
Net loss for the year	-	-	-	-	(1,722,063)	(1,722,063)

Balance, December 31, 2003	38,395,242	27,539,692	-	234,500	(5,168,074)	22,606,118

…/Cont’d

RADIUS GOLD INC.

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Accounting change for stock-based compensation – Note 3	-	-	-	1,010,900	(1,010,900)	-
Amalgamation – Note 4 – at $1.11	10,284,452	11,415,742	-	-	-	11,415,742
Pursuant to property acquisition agreement – at $1.49	1,300,000	1,937,000	-	-	-	1,937,000
Issued for cash pursuant to the exercise of share purchase options
– at $0.60	35,000	21,000	-	-	-	21,000
– at $0.65	117,000	76,050	-	-	-	76,050
– at $0.68	69,000	46,920	-	-	-	46,920
– at $0.90	30,000	27,000	-	-	-	27,000
– at $0.95	55,000	52,250	-	-	-	52,250
– at $0.99	79,444	78,650	-	-	-	78,650
– at $1.10	65,000	71,500	-	-	-	71,500
Issued for cash pursuant to the exercise of share purchase warrants
– at $0.25	2,649,800	662,450	-	-	-	662,450
– at $0.55	11,250	6,188	-	-	-	6,188
Non-cash compensation charge	-	-	-	1,173,784	-	1,173,784
Transfer of contributed surplus on exercise of options	-	128,350	-	(128,350)	-	-
Less: issue costs	-	(1,810)	-	-	-	(1,810)
Net loss for the year	-	-	-	-	(3,908,339)	(3,908,339)

Balance, December 31, 2004	53,091,188	42,060,982	-	2,290,834	(10,087,313)	34,264,503

…/cont’d

RADIUS GOLD INC.

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Issued for cash pursuant to the exercise of share purchase options
– at $0.90	40,000	36,000	-	-	-	36,000
– at $0.99	50,000	49,500	-	-	-	49,500
– at $1.00	35,000	35,000	-	-	-	35,000
– at $1.30	37,800	49,140	-	-	-	49,140
Issued for cash pursuant to the exercise of share purchase warrants
– at $1.50	57,000	85,500	-	-	-	85,500
Non-cash compensation charge	-	-	-	40,850	-	40,850
Transfer of contributed surplus on exercise of options	-	86,697	-	(86,697)	-	-
Net loss for the year	-	-	-	-	(6,679,398)	(6,679,398)

Balance, December 31, 2005	53,310,988	$ 42,402,819	$ -	$ 2,244,987	$ (16,766,711)	$ 27,881,095

Schedule I

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2005

(Stated in Canadian Dollars)

									Dominican
	Guatemala		Nicaragua		Mexico		Argentina	Colombia	Republic	Year ended
	General	Mineral	General	Mineral	General	Mineral	General	General		December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Exploration	Camila	2005
Acquisition Costs
Balance, beginning of year	$ -	$ 5,267,670	$ 185,478	$ 2,572,232	$ -	$ -	$ -	$ -	$ 366,191	$ 8,391,571

Cash	-	-	-	-	-	231,913	-	-	-	231,913

Balance, end of year	-	5,267,670	185,478	2,572,232	-	231,913	-	-	366,191	8,623,484

Deferred Exploration Costs
Balance, beginning of year	-	5,712,900	574,907	2,081,035	46,006	-	-	-	13,179	8,428,027

Automobile	1,139	232	46,572	50,803	32,917	7,012	391	25	-	139,091
Camp, food and supplies	2,118	-	37,064	41,305	10,005	3,249	-	-	-	93,741
Drafting, maps and printing	54	-	2,351	212	941	389	157	-	-	4,104
Drilling	-	-	-	113,474	-	-	-	-	-	113,474
Exploration administration	3,614	4	19,235	5,264	3,352	1,930	-	-	-	33,399
Environment	-	-	-	6,601	-	-	-	-	-	6,601
Geochemistry	321	-	66,524	169,701	5,592	14,834	-	-	-	256,972
Geological consulting – Note 9	23,722	1,328	296,744	401,378	97,481	155,302	16,545	4,648	-	997,148
Other consulting	13,424	-	21,062	23,021	4,269	2,064	-	-	-	63,840
Legal and accounting	20,696	-	22,603	6,088	12,283	4,616	-	-	4,370	70,656
Licences, rights and taxes	3,526	-	33,930	89,271	1,217	23,273	-	-	-	151,217
Materials (recovery)	(610)	20	5,603	29,399	4,333	231	-	-	-	38,976
Maintenance	17	51	3,738	5,649	123	-	-	-	-	9,578
Miscellaneous	1,085	2,587	5,836	1,751	300	18	-	-	-	11,577
Medical expenses	2,687	-	11,221	11,554	2,338	6,461	469	207	-	34,937
Property investigation	-	-	381	1,549	-	11,750	-	-	-	13,680
Rent and utilities	4,247	922	20,781	20,107	3,385	1,005	-	-	-	50,447
Rental equipment	-	-	-	-	-	4,826	-	-	-	4,826
Salaries and wages	8,155	1,169	85,243	96,330	15,325	2,405	-	-	-	208,627
Shipping	1,183	476	7,896	6,060	537	212	41	-	-	16,405
Telephone and communications	108	12	18,806	24,046	3,418	1,145	16	16	-	47,567
Travel and accommodation	365	-	72,570	50,386	63,508	29,925	11,905	2,565	-	231,224

	85,851	6,801	778,160	1,153,949	261,324	270,647	29,524	7,461	4,370	2,598,087

…/cont’d

Schedule 1 – (cont’d)

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2005

(Stated in Canadian Dollars)

									Dominican
	Guatemala		Nicaragua		Mexico		Argentina	Colombia	Republic	Year ended
	General	Mineral	General	Mineral	General	Mineral	General	General		December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Exploration	Camila	2005

Balance, end of year	85,851	5,719,701	1,353,067	3,234,984	307,330	270,647	29,524	7,461	17,549	11,026,114

	85,851	10,987,371	1,538,545	5,807,216	307,330	502,560	29,524	7,461	383,740	19,649,598

Less: write-offs	(85,851)	(1,652,627)	(640,877)	(2,939,682)	-	(214,957)	-	-	(383,740)	(5,917,734)

Totals	$ -	$ 9,334,744	$ 897,668	$ 2,867,534	$ 307,330	$ 287,603	$ 29,524	$ 7,461	$ -	$ 13,731,864

Schedule 1

RADIUS GOLD INC.

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2004

(Stated in Canadian Dollars)

				Dominican	Total
	Guatemala	Nicaragua	Mexico	Republic	2004

Acquisition Costs
Balance, beginning of year	$ 1,077,504	$ -	$ -	$ -	$ 1,077,504

Shares	1,937,000	-	-	-	1,937,000
Cash	196,797	19,314	-	-	216,111
Acquisition through amalgamation – Note 4	2,165,405	2,738,396	-	366,191	5,269,992

	4,299,202	2,757,710	-	366,191	7,423,103

Balance, end of year	5,376,706	2,757,710	-	366,191	8,500,607

Deferred Exploration Costs
Balance, beginning of year	5,910,418	670,041	-	-	6,580,459

Automobile	21,941	129,072	-	-	151,013
Camp, food and supplies	22,863	192,878	-	-	215,741
Drafting, maps and printing	466	13,490	31,717	-	45,673
Drilling	21,051	205,998	-	-	227,049
Exploration administration	4,453	38,902	-	-	43,355
Geochemistry	9,460	310,181	-	-	319,641
Geological consulting – Note 9	162,570	801,354	13,924	-	977,848
Other consulting	72,416	32,223	-	5,665	110,304
Legal and accounting	17,455	57,591	-	-	75,046
Licenses, rights and taxes	55,612	118,248	-	-	173,860
Materials (recovery)	11,232	40,857	-	-	52,089
Maintenance	473	6,677	-	-	7,150
Miscellaneous	2,715	11,833	-	-	14,548
Medical expenses	5,975	33,391	365	-	39,731
Property investigation	25,821	46,309	-	-	72,130
Rent and utilities	48,572	45,480	-	-	94,052
Rental equipment	6,938	85	-	-	7,023
Salaries and wages	63,190	174,726	-	-	237,916
Shipping	3,055	9,454	-	-	12,509
Telephone and communications	11,686	43,395	-	-	55,081
Travel and accommodation	19,145	130,319	-	7,514	156,978

	587,089	2,442,463	46,006	13,179	3,088,737

	6,497,507	3,112,504	46,006	13,179	9,669,196

	11,874,213	5,870,214	46,006	379,370	18,169,803

Less: write-offs	(893,643)	(456,562)	-	-	(1,350,205)

Totals	$ 10,980,570	$ 5,413,652	$ 46,006	$ 379,370	$ 16,819,598

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

Note 1

Nature of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV), which became effective on July 1, 2004.

The Company is engaged in the acquisition and exploration of mineral properties in Guatemala, Nicaragua, Mexico, Argentina and Colombia.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, continuation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

Note 2

Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States of America, except as explained in Note 16.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

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

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

c)

Marketable Securities

Marketable securities are recorded at the lower of cost or market value.

d)

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

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

e)

Property and Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements

5 years straight-line

Trucks

5 years straight-line

Computer equipment

30% declining balance

Geophysical equipment

20% declining balance

Furniture and equipment

20% declining balance

Website

30% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

f)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, marketable securities, advances and receivables, due from related parties and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
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

j)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

k)

Asset Retirement Obligation

The Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs.  The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset.  The liability is accreted at the end of each period through charges to operating expense.  If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.  At December 31, 2005, the fair value of the mineral properties site restoration costs are not significant.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

l)

Impairment of Long-lived Assets

The Company reports the impairment of long-lived assets and certain intangibles in accordance with Statement of Financial Accounting Standards (“FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”  Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognized in the period it is determined.

Note 3

Amalgamation

a)

On July 1, 2004, Radius and PilaGold shareholders exchanged their shares for shares of the Company.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004, which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004, totalled 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of the Company and has been accounted for using the purchase method with Radius being identified as the acquirer. Accordingly all comparative figures presented are of Radius.  The consolidated statement of operations include the consolidated operations of Radius from January 1, 2004 to June 30, 2004 and the consolidated operations of the Company from July 1, 2004 to December 31, 2004 and do not include the consolidated operations of PilaGold from its most recent fiscal year end (March 31, 2004) to June 30, 2004.

b)

The fair value of the acquired net identifiable assets of PilaGold were as follows:

Cash and short-term deposits	$ 6,491,647
Advances and other receivables	25,297
Prepaid expenses and deposits	28,708
Due from related parties	16,117
Equipment	22,553
Advances for exploration	134,393
Deferred exploration	5,269,992
Accounts payable and accrued liabilities	(378,983)
Due to related parties	(193,983)

$ 11,415,741

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 3

Amalgamation – (cont’d)

c)

As described above, the consolidated statement of operations for the year ended December 31, 2004 does not include the results of consolidated operations of PilaGold from its last fiscal year (March 31, 2004) to June 30, 2004 as follows:

Three months
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

Note 4

Marketable Securities

The carrying value of marketable securities totalling $11,936,277 approximates market value at December 31, 2005.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. The properties in which the Company has committed to earn an interest are located in Guatemala, Nicaragua and Mexico and the Company is therefore relying on title opinions by legal counsel who are basing such opinions on the laws of Guatemala, Nicaragua and Mexico, respectively.

A)

Guatemala

i)

El Tambor

The El Tambor Property consists of 12 exploration concessions located in south-central Guatemala.

a)

Unidad Tipo, Santa Margarita, Tizate, El Injerto and Carlos Antonio

In 2004, the Company acquired a 100% interest (subject to a 2.5% net smelter returns royalty) in the Unidad Tipo, the Santa Margarita, Tizate, El Injerto and Carlos Antonio concessions.

b)

Progreso II to VII Concessions

The Company acquired the right to a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso II to VII Concessions under an exploration lease and option to purchase agreement dated May 7, 2002, and amended October 14, 2004, with Entre Mares De Guatemala, S.A.  The Company has incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and has the right until May 7, 2006 to elect to purchase the Progreso Concessions for US$250,000.  One-half of the 4% royalty may be purchased by the Company for US$2.0 million.

The Company entered into an agreement dated November 29, 2001 with Orogen Holding (BVI) Limited (“Orogen”), an affiliate of Gold Fields Explorations Inc., pursuant to which Orogen acquired the right to acquire a 55% beneficial interest in the Tambor Project in consideration for incurring exploration expenses of at least US$5,000,000.  Orogen subsequently conducted exploration work on the Tambor Project in the approximate amount of US$3,250,000.

Pursuant to an agreement dated November 19, 2003 with Orogen, the Company re-acquired from Orogen all of its interest in the Tambor Project in consideration for the issuance and delivery of 1,300,000 common shares of the Company (issued) to Orogen.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties – (cont’d)

A)

Guatemala – (cont’d)

i)

El Tambor – (cont’d)

Option Agreement with Fortuna Ventures Inc. (“Fortuna”)

During the year ended December 31, 2004, the Company granted an option to Fortuna to earn a 60% interest in the El Tambor project in consideration of Fortuna incurring exploration expenditures totalling US$4 million over four years.  During the year ended December 31, 2005, this agreement was terminated by Fortuna.

During the year ended December 31, 2004, the Company explored additional areas around El Tambor.  During the year ended December 31, 2005, the Company decided to discontinue further exploration on these additional areas of the project, based on its exploration results to date, and has written off $133,393 in costs.

ii)

Marimba and Holly/Banderas

a)

Marimba

The Company holds a 100% interest in the Marimba Project, which consists of two exploration concessions, located in southeastern Guatemala covering approximately 23,500 hectares.

During the year ended December 31, 2002, the Company entered into an option agreement with PilaGold, whereby PilaGold could earn a 60% interest in the project.  Pursuant to the amalgamation agreement, effective July 1, 2004, the terms of the agreement were deemed satisfied.

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and has written off $1,515,242 in costs to operations.

b)

Holly/Banderas

The Company holds a 100% interest in the Holly/Banderas Project which consists of three exploration concessions covering approximately 25,300 hectares.

During the year ended December 31, 2003, the Company entered into an option agreement with PilaGold, whereby PilaGold could earn a 60% interest in the project.  Pursuant to the amalgamation agreement, effective July 1, 2004, the terms of the agreement were deemed satisfied.

During the year ended December 31, 2005, the Company explored additional areas around Holly/Banderas and has written-off $3,993 of these costs to operations.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties – (cont’d)

A)

Guatemala – (cont’d)

ii)

Marimba and Holly/Banderas – (cont’d)

Option Agreement with Glamis Gold Ltd. (“Glamis”)

During the year ended December 31, 2004, the Company entered into an agreement with Glamis, giving Glamis an option to explore and develop the Holly/Banderas and Marimba properties.  The agreement gives Glamis the right to acquire a 51% interest in the properties by spending US$4 million over a four-year period.  To earn this interest, Glamis must:

I)

Incur US$250,000 in exploration or development expenditures on the properties in the first 12 months following receipt of all governmental permits necessary to carry out the proposed exploration program; and

II)

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

iii)

Regional Exploration

During the year ended December 31, 2005, deferred exploration costs incurred by the Company on various properties in Guatemala totalling $85,851 (2004: $893,643) were written off to operations, as management is not planning any further work on those properties.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties – (cont’d)

B)

Nicaragua

i)

Nicaragua Concessions

Since 2003, the Company has conducted exploration on a number of mineral concessions in Nicaragua.  As at December 31, 2005, the Company had been granted title to 10 of the concessions with the remaining 19 applications for title pending.

a)

El Pavon

Joint Venture Agreement with Meridian Gold Inc. (“Meridian”)

The Company entered into a joint venture agreement with Meridian on September 22, 2004, with an effective date of May 25, 2005, giving Meridian the option to acquire a 60% interest in El Pavon which consists of 5 of the Company’s granted concessions and 4 of the applications.  In order to earn the interest, Meridian must:

I)

Spend a minimum of US$3.5 million in exploration expenditures over the first two years of the agreement, and a minimum of US$1 million in each of years three and four;

II)

Complete a positive feasibility study on the project; and

III)

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

I)

$40 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary date are less than $400 per ounce;

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties – (cont’d)

B)

Nicaragua – (cont’d)

i)

Nicaragua Concessions – (cont’d)

II)

$50 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary date are equal to or greater than $400 per ounce but less than $500 per ounce;

III)

$60 per ounce of gold if average gold prices during 30 days prior to the fourth anniversary are equal to or greater than $500 per ounce; and

IV)

$0.50 per ounce of silver if average recoverable silver grades for the resources exceed 100 grams per tonne.

When Meridian has exercised the option and acquired a 60 percent interest in the property, a joint venture will be established on a 60/40 basis.

Advances and receivables as at December 31, 2005 includes $182,119 (2004: $425,463) spent by the Company on behalf of Meridian for exploration costs incurred under this agreement.

ii)

Kuikuinita Project

In 2002, the Company acquired an option to earn a 70% interest in the Kuikuinita project.  The Kuikuinita project consists of three exploration concessions located in northeastern Nicaragua.

In order to earn the interest the Company was required to:

a)

Make the following cash payments:

I)

US$10,000 on signing of the agreement (paid);

II)

US$15,000 upon transfer of the Kuikuinita concessions to a holding company, Goldstone Mining S.A. (paid);

III)

US$40,000 six months later (paid); and

IV)

upon completion of the exploration work, a final payment of US$250,000.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties – (cont’d)

B)

Nicaragua – (cont’d)

ii)

Kuikuinita Project – (cont’d)

b)

Incur the following aggregate exploration expenditures:

I)

US$200,000 on or before November 22, 2003 (incurred);

II)

US$700,000 on or before November 22, 2004 (incurred); and

III)

US$1,100,000 on or before November 22, 2005.

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and has written off $1,681,592 in costs to operations.

iii)

Mena Properties

In 2003, the Company was granted an option to earn a 70% interest in a series of mineral concessions in Nicaragua.  During 2005, three groups of concessions remained subject to this option, namely, Kisilala, Columbus and San Ramon.  In order to earn the interest, the Company was required to:

a)

Make the following cash payments:

I)

US$50,000 upon signing the agreement with the optionor (paid);

II)

US$150,000 (US$131,250 paid) upon transfer of the concessions into a newly incorporated Nicaraguan subsidiary “Newco”;  and

III)

six months after the transfer of the concessions into Newco, US$25,000 for each concession the Company wished to continue holding, with a minimum payment of US$100,000 (paid) if the Company wishes to continue the option on at least one of the mineral concessions;

I)

upon completion of the exploration work, a final payment of $US250,000.

b)

Incur over a three-year period a total of US$2.0 million in exploration expenditures for each concession for which the Company wishes to earn its 70% interest.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties – (cont’d)

B)

Nicaragua – (cont’d)

iii)

Mena Properties – (cont’d)

Option Agreement with Coastport Capital Inc. (“Coastport”)

By agreement dated July 20, 2004 and amended February 20, 2005, Coastport was granted an option to acquire a 50% interest in the San Ramon concessions from the Company.  In order to exercise the option, Coastport was required to incur exploration expenditures of $200,000 by December 1, 2004 (incurred), a total of US$1 million by December 31, 2005, and a total of US $2 million by July 1, 2006.

As at December 31, 2005, Coastport had determined that it would not continue with their option on the San Ramon concession.

Advances and receivables as at December 31, 2005, include $44,343 (2004: $59,469) spent by the Company on behalf of Coastport for exploration costs incurred under this agreement.

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the Kisilala, Columbus and San Ramon properties and has written off $1,258,510 in costs to operations.

iv)

Regional Exploration

During the year ended December 31, 2005, the Company incurred and wrote-off costs on various properties in Nicaragua totalling $640,877 (2004: $456,562) as management is not planning any further work on these properties.

C)

Dominican Republic

The Company has staked two concessions covering approximately 19,165 hectares known as the Camila project located in southern Dominican Republic.  Application for these concessions has been made with grants pending approval by the Department of Zoning.

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and has written off $383,740 in costs to operations.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties – (cont’d)

D)

Mexico

i)

Amatista Project

During the year ended December 31, 2005, the Company acquired the right, subject to regulatory approval, to earn a 100% interest in the Amatista epithermal gold-silver project, a 13,735 hectare mineral exploration property within the historical mining area of San Francisco.  The Company can earn 100% of the property by:

a)

Making the following payments:

I)

US$50,000 upon signing of the agreement (paid);

II)

US$25,000 plus 25,000 common shares, six months after the date of the agreement;

I)

US$50,000 plus 25,000 common shares, twelve months after the date of the agreement;

IV)

US$100,000 plus 50,000 common shares, twenty-four months after the date of the agreement; and

V)

US$200,000 plus 100,000 common shares, thirty-six months after the date of the agreement.

b)

Incur the following aggregate exploration expenditures:

I)

US$250,000 on or before twelve months from the date of the agreement;

II)

US$500,000 on or before twenty-four months from the date of the agreement; and

III)

US$1,000,000 on or before thirty-six months from the date of the agreement.

The owner will retain a 2% net smelter return royalty, which may be purchased for US$2,000,000.

ii)

La Fruita and El Mole Concessions

During the year ended December 31, 2005, the Company acquired by staking at a cost of $43,407, the La Fruita and El Mole concessions.

iii)

Regional Exploration

Since late 2004, the Company has explored various other properties in Mexico.  As at December 31, 2005, $188,329 in costs were written-off to operations as management is not planning any further work on these properties.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 5

Mineral Properties – (cont’d)

E)

Argentina

During the year ended December 31, 2005, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Argentina.

F)

Colombia

During the year ended December 31, 2005, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Colombia.

Note 6

Property and Equipment

	2005
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	10,353	4,969
Trucks	195,765	94,554	101,211
Computer equipment	78,818	37,331	41,487
Furniture and equipment	170,511	69,551	100,960
Geophysical equipment	36,445	5,160	31,285
Website	4,800	3,069	1,731

	$ 604,738	$ 220,018	$ 384,720

	2005
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	7,288	8,034
Trucks	166,040	72,730	93,310
Computer equipment	66,643	23,388	43,255
Furniture and equipment	169,800	45,887	123,913
Geophysical equipment	-	-	-
Website	4,800	2,436	2,364

	$ 525,682	$ 151,729	$ 373,953

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 7

Capital Stock – Note 13

Commitments

Escrow

As at December 31, 2005, there are 375,000 (2004:  750,000) common shares held in escrow, the release of which is subject to regulatory approval.

Stock-based Compensation Plan

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares.  The exercise price of each option equals the market price of the Company’s stock as calculated on the date of the grant.  The options are for a maximum term of five years.

A summary of the status of the stock option plan as of December 31, 2005, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2005
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, beginning of year	3,691,219	$ 1.05
Granted	95,000	0.68
Exercised	(162,800)	1.04
Expired/cancelled	(1,065,087)	1.20

Outstanding, end of year	2,558,332	$ 0.97

	2004
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, beginning of year	2,220,000	$ 0.91
Amalgamation with PilaGold	486,663	1.41
Granted	1,855,000	1.13
Exercised	(450,444)	0.83
Expired/cancelled	(420,000)	1.31

Outstanding, end of year	3,691,219	$ 1.05

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 7

Capital Stock – Note 13 – (cont’d)

Commitments – (cont’d)

Stock-based Compensation Plan – (cont’d)

	2003
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, beginning of year	1,530,000	$ 0.90
Granted	1,845,000	0.85
Exercised	(1,155,000)	0.84

Outstanding, end of year	2,220,000	$ 0.91

At December 31, 2005, there were 2,558,332 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number of Shares	Exercise Price	Expiry Date

125,000	$ 0.85	January 24, 2006
140,000	1.00	July 10, 2006
17,778	0.99	September 24, 2007
670,000	0.68	January 7, 2008
100,000	0.90	January 15, 2008
40,000	0.99	January 27, 2008
128,888	1.46	January 29, 2008
22,222	2.03	April 22, 2008
225,000	1.10	August 7, 2008
44,444	1.37	August 13, 2008
150,000	1.32	February 26, 2009
100,000	1.00	September 2, 2009
650,000	1.00	September 6, 2009
50,000	1.50	October 17, 2009
95,000	0.68	September 29, 2010

2,558,332

Subsequent to December 31, 2005, 125,000 stock options exercisable at $0.85 per share, and 50,000 stock options exercisable at $1.00 per share, lapsed unexercised.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 7

Capital Stock – Note 13 – (cont’d)

Commitments – (cont’d)

Stock-based Compensation Plan – (cont’d)

The weighted fair value of share purchase options granted during the year ended December 31, 2005 of $0.43 per option is estimated on the grant date using the Black-Scholes option pricing model.  The assumptions used in calculating fair value for the years ended December 31 are as follows:

	2005	2004	2003

Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	75.56%	61-68%	68.3%
Risk-free interest rate	3.92%	2.25-4.11%	2.80-3.48%
Expected term in years	5 years	1-5 years	5 years

Note 8

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flow as follows:

During the year ended December 31, 2004, the Company issued 1,300,000 common shares with a value of $1,937,000 as payment on the El Tambor Gold Project (Note 5).

During the year ended December 31, 2003, the Company issued 1,000,000 common shares at $0.50 per share pursuant to a private placement.  The proceeds ($500,000) were received during the year ended December 31, 2002 and were included in share subscriptions.

Note 9

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies with common directors with the Company:

	Years ended December 31,
	2005	2004	2003
Expenses
Consulting fees	$ 25,676	$ 15,215	$ 9,660
Management fees	60,000	45,000	30,000
Mineral property costs:
Consulting fees	92,400	99,000	66,000

	$ 178,076	$ 159,215	$ 105,660

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 9

Related Party Transactions

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Included in advances and receivables is $20,193 (2004: $49,312) due from directors and officers of the Company in respect to expense advances.

Amounts due from related parties represent expenses paid on behalf of companies with common directors, are unsecured, non-interest bearing and management expects repayment in full within the next fiscal year.

Included in accounts payable and accrued liabilities is $7,524 (2004: $21,898) owing to directors of the Company and a company with common directors.

Note 10

Income Taxes

The significant components of the Company's future income tax are as follows:

	2005	2004	2003

Future income tax assets:
Non-capital losses carried forward	$ 1,912,304	$ 2,701,631	$ 1,386,174
Valuation allowance	(1,912,304)	(2,701,631)	(1,386,174)

	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses totalling approximately $5,500,000.  These losses begin expiring in 2006.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.

Note 11

Commitment

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies which are netted against rental expense.  The annual lease commitment under the lease is as follows:

2006	$ 125,567
2007	125,927
2008	129,885
2009	130,245
2010	134,203

$ 645,827

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 12

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by management, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to gold exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s principal operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala, Nicaragua and Mexico.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Details of identifiable assets by geographic segments are as follows:

				Deferred
	Total	Property and	Resource	Exploration
	Assets	Equipment	Properties	Costs

December 31, 2005
Canada	$ 13,059,538	$ 49,934	$ -	$ -
Caymans	761,493	-	-	-
Argentina	29,524	-	-	29,524
Colombia	7,461	-	-	7,461
Guatemala	9,451,121	72,529	3,864,669	5,470,075
Nicaragua	4,055,501	232,617	19,315	3,745,887
Dominican Republic	1,789	-	-	-
Panama	120,908	-	-	-
Mexico	680,287	29,640	102,289	492,645

	$ 28,167,622	$ 384,720	$ 3,986,273	$ 9,745,592

December 31, 2004
Canada	$ 16,605,483	$ 45,462	$ -	$ -
Guatemala	11,056,843	100,932	5,376,704	5,603,866
Nicaragua	6,398,808	227,558	2,757,712	2,655,941
Dominican Republic	381,642	-	366,191	13,178
Panama	123,115	-	-	-
Mexico	46,006	-	-	46,006

	$ 34,611,897	$ 373,952	$ 8,500,607	$ 8,318,991

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 13

Subsequent Events – Note 7

Subsequent to December 31, 2005:

–

the Company granted 2,735,000 stock options exercisable for five years at a price of $0.70 per share to certain directors and officers of the Company.

–

the Company issued 75,000 common shares pursuant to the exercise of stock options for proceeds of $51,000.

Note 14

Financial Instruments

a)

Credit risk:

For advances and receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

b)

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2005, cash totalling $980,603 (2004:  $155,956) was held in US dollars, $10,854 (2004:  $59,597) in Nicaragua Cordoba, $6,233 (2004:  $272,265) in Guatemala Quetzal and $7,789 (2004: $Nil) in Mexican Pesos.

Note 15

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Note 16

Reconciliation to United States of America Generally Accepted Accounting Principles

Accounting practices under Canadian (“CDN GAAP”) and United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Marketable Securities

Under CDN GAAP marketable securities are recorded at lower of cost or market.  Under US GAAP the Company classifies its marketable securities as “available–for–sale” and they are carried in the financial statements at their fair value equal to their quoted market price at year end.  Marketable securities are classified as long-term if management does not intend to dispose of them within the subsequent year.  Realized gains and losses are reported in earnings for the year while unrealized holding gains and losses are excluded from income and reported as a separate component of stockholders’ equity.  As at December 31, 2005, there are no unrealized gains or losses.

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 16

Reconciliation to United States of America Generally Accepted Accounting Principles

– (cont’d)

b)

Mineral Properties

Under Canadian GAAP mineral property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, mineral costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of a final feasibility study establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves. Therefore, additional expenses are required under US GAAP for the years ended December 31, 2005, 2004 and 2003.

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

e)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP are as follows:

Years ended December 31,
2005		2004	2003

Net loss for the year as reported using CDN GAAP	$ (6,679,398)	$ (3,908,339)	$ (1,722,063)
Foreign currency translation	104,276	100,481	64,702
Write-off exploration cost	5,917,734	1,350,205	446,529
Adjustments to mineral properties	(2,830,001)	(10,511,840)	(1,390,452)

Net loss for the year per US GAAP	(3,487,389)	(12,969,493)	(2,601,284)
Foreign currency translation	(104,276)	(100,481)	(64,702)
Comprehensive loss for the year per US GAAP	$ (3,591,665)	$(13,069,974)	$ (2,665,986)

Basic loss per share per US GAAP	$ (0.07)	$ (0.29)	$ (0.09)

Weighted average number of shares outstanding per US GAAP	52,898,829	44,916,963	28,446,194

Radius Gold Inc.

(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 16

Reconciliation to United States of America Generally Accepted Accounting Principles

– (cont’d)

e)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

	December 31,
Balance Sheets	2005	2004

Total assets per CDN GAAP	$ 28,167,622	$ 34,611,897
Adjustments for mineral properties	(13,731,865)	(16,819,598)

Total assets per US GAAP	14,435,757	17,792,299
Total liabilities per CDN and US GAAP	(286,527)	(347,394)

	$ 14,149,230	$ 17,444,905

Deficit, per CDN GAAP	$(16,766,711)	$(10,087,313)
Adjustments to mineral properties	(13,731,865)	(16,819,598)

Deficit, per US GAAP	(30,498,576)	(26,906,911)
Contributed surplus per CDN and US GAAP	2,244,987	2,290,834
Share capital per Canadian and US GAAP	42,402,819	42,060,982

	$ 14,149,230	$ 17,444,905

	Years ended December 31,
	2005	2004	2003
Statements of Cash Flows
Cash flows used in operating activities per CDN GAAP	$ (362,621)	$(2,074,166)	$ (866,202)
Adjustments for mineral properties	(2,830,001)	(3,304,848)	(1,390,452)

Cash flows used in operating activities per US GAAP	(3,192,622)	(5,379,014)	(2,256,654)

Cash flows used in investing activities per CDN GAAP	(15,002,951)	2,783,466	(1,593,393)
Adjustments for resource properties	2,830,001	3,304,848	1,390,452

Cash flows used in investing activities per US GAAP	(12,172,950)	6,088,314	(202,941)

Cash flows from financing activities per Canadian and US GAAP	255,140	1,040,199	15,386,927

Increase (decrease) in cash per US GAAP	$(15,110,432)	$(1,749,499)	$12,927,332