Form 20-F
RADIUS GOLD INC.
filed 2007-06-29
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Commission File Number:

0-30720

RADIUS GOLD INC.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

53,385,988 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   _X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ___   No  _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes _X_      No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___  Accelerated filer  ___ Non-accelerated filer    X

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   X   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     No   X     N/A

Index to Exhibits on Page 59

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

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal years ended December 31, 2006, 2005 and 2004 and as at December 31, 2006, 2005 and 2004 was extracted from financial statements of the Company which were audited by Amisano Hanson, Chartered Accountants.

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

Canadian GAAP

Under Canadian GAAP resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves.  The Company has expensed resource property cost as incurred and will capitalize resource property acquisition costs when it has been determined that a resource property can be economically developed as a result of a final feasibility study establishing proven and probable reserves.  Costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves.  Therefore, additional expenses are required under US GAAP for the years ended December 31, 2006, 2005 and 2004.

The following information has been reconciled for U.S. GAAP.  See Note 14 to the Consolidated Financial Statements of the Company.

	(CDN$ in 000, except per share data)
	As at 12/31/06	As at 12/31/05	As at 12/31/04	As at 12/31/03	As at 12/31/02
Working Capital	10,830	13,765	17,071	14,795	1,952
Resource Properties (Cdn GAAP)	13,438	13,732	16,820	7,657	6,714
Resource Properties (US GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Shareholder’s Equity (Cdn GAAP)	(24,599)	(27,881)	(34,265)	(22,606)	(8,707)
Shareholders’ Equity (US GAAP)	(11,161)	(14,149)	(17,445)	(14,948)	(1,993)
Total Assets (Cdn GAAP)	24,823	28,168	34,612	23,108	8,826
Total Assets (US GAAP)	11,385	14,436	17,792	15,450	2,112

Revenue	0	0	0	0	0
Net Income(Loss) (Cdn GAAP)	(4,564)	(6,679)	(3,908)	(1,722)	(643)
Earnings(Loss) Per Share (Cdn GAAP)	(0.09)	(0.13)	(0.09)	(0.06)	(0.04)
Net Income(Loss) (US GAAP)	(4,218)	(3,338)	(12,969)	(2,601)	(2,384)
Earnings (Loss)Per Share (US GAAP)	(0.08)	(0.07)	(0.29)	(0.09)	(0.14)
Dividends Per Share (Cdn GAAP)	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtd.Avg.No.Shares (Cdn GAAP)	52,991	52,899	44,917	28,446	18,056
Wtd.Avg.No.Shares (US GAAP)	52,991	52,899	44,917	28,446	17,306

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 8, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.0622.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended May 31, 2007	$1.1136	$1.0701
Month ended April 30, 2007	$1.1583	$1.1068
Month ended March 31, 2007	$1.1810	$1.1530
Month ended February 28, 2007	$1.1852	$1.1586
Month ended January 31, 2007	$1.1824	$1.1647
Month ended December 31, 2006	$1.1652	$1.1415

Average
Fiscal year ended December 31, 2006	$1.1307
Fiscal year ended December 31, 2005	$1.2083
Fiscal year ended December 31, 2004	$1.3015
Fiscal year ended December 31, 2003	$1.4015
Fiscal year ended December 31, 2002	$1.5704

B.

Capitalization and Indebtedness.

Not Applicable

C.

Reasons for the Offer and Use of Proceeds.

Not Applicable

D.

Risk Factors.

No Guarantee of Success of Business

There is no assurance that the business of the Company will be successful.

Foreign Countries and Regulatory Requirements

The mineral projects in which the Company has an interest are located in Nicaragua, Guatemala, Mexico and Ecuador. Mineral exploration and mining activities in these countries may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

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

Financing Risks

The Company may not have enough financial resources to complete its currently planned work programs on its properties.  There is no assurance that sufficient funding will be available to it for all of such work programs or for the further properties that the Company may acquire.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

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

Item 4.

Information on the Company.

A.

History and Development of the Company

The Company was incorporated under the name “Radius Explorations Ltd.” on September 9, 1997 pursuant to the British Columbia Company Act by registration of its Memorandum and Articles.  On July 1, 2004, the Company and PilaGold Inc. amalgamated (the “Amalgamation”) under the British Columbia Business Corporations Act by registration of a Notice of Articles with the new name “Radius Gold Inc.”.  See Item 4D, Property, Plant and Equipment, for information regarding capital expenditures made by the Company on its properties.

B.

Business Overview.

The Company is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  In 1999, the Company changed its focus to Latin America and acquired property interests in Mexico and Guatemala.  In February, 2001, the Company and its joint venture partner, Barrick Gold Corporation, decided to discontinue exploration work on the El Salitre Project in Mexico.  In 2003, the Company commenced exploration in Nicaragua, and as a result of the Amalgamation in 2004, acquired property interests in the Dominican Republic.  Also in 2004, the Company returned to Mexico to investigate several prospective properties.  In 2005, the Company conducted property investigations in Colombia and Argentina, and in 2006, acquired an interest in a property in Ecuador.

Currently, the Company has property interests in Guatemala, Nicaragua, Mexico and Ecuador.  Its exploration activities are largely focused in Nicaragua and Mexico, with some ongoing low-level activity in Guatemala and Ecuador.  (See Property and Equipment, below, and Note 5, Notes to the Financial Statements).

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

D.

Property and Equipment

The Company holds rights to properties in Guatemala, Nicaragua and Mexico, as set out in the following map and more particularly described below:

Guatemala

1.

Tambor Project

The Tambor Property consists of 6 exploration concessions located in south-central Guatemala known as the La Laguna, Unidad Tipo, Santa Margarita, El Injerto, Carlos Antonio and Progreso VII Concessions, as set out in the following map:

The Company entered into an agreement in 2001 with Orogen Holding (BVI) Limited (“Orogen”), an affiliate of Gold Fields Explorations Inc., pursuant to which Orogen acquired the right to acquire a 55% beneficial interest in the Tambor Project in consideration for incurring exploration expenses of at least US$5,000,000.  Orogen subsequently conducted exploration work on the Tambor Project in the approximate amount of US$3,250,000.  In 2003, the Company re-acquired from Orogen all of its interest in the Tambor Project in consideration for the issuance and delivery of 1,300,000 common shares of the Company (issued) to Orogen.

During the year ended December 31, 2004, the Company granted an option to Fortuna Silver Mines Inc. (“Fortuna”) to earn a 60% interest in the El Tambor Project in consideration of Fortuna incurring exploration expenditures totalling US$4,000,000 over four years.  During the year ended December 31, 2005, this agreement was terminated by Fortuna.

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

During late 2006, the Company initiated the planning and development of an underground exploration adit on the Guapinol zone at Tambor.

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

In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol. The primary objective of the underground work is to better understand the structural controls on the quartz-gold mineralization and hence the potential to develop additional resources.  Radius is developing a crosscut through the quartz body which gave the high grade intercept in hole PDD-03-033 (80.5g/t Au over 5.3m).  The estimated distance from the adit portal to the target zone of high grade quartz is 205m. As of 28 June, the adit had advanced roughly 150m and was on track to cut the mineralization at some point in late July.

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

2.

Marimba and Holly/Banderas Projects

(a)

Marimba Project

At December 31, 2006, the Company held a 100% interest in the Marimba Project, which consisted of two exploration concessions, located in southeastern Guatemala covering approximately 23,500 hectares.

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and wrote-off $1,515,242 in costs to operations.  Subsequent to December 31, 2006, the Company terminated its rights to the property concessions.

(b)

Holly/Banderas Project

The Company holds a 100% interest in the Holly/Banderas Project which consists of two exploration concessions covering approximately 48,048 hectares.

During the year ended December 31, 2004, the Company entered into an agreement with Glamis, giving Glamis an option to explore and develop the Holly/Banderas and Marimba properties.  The agreement gave Glamis the right to acquire a 51% interest in the properties by spending US$4 million over a four-year period.  During the year ended December 31, 2006, Glamis terminated its option on these properties.

During the year ended December 31, 2005, the Company explored additional areas around Holly/Banderas and wrote-off $3,993 of these costs to operations.

Nicaragua

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

The San Pedro Project is comprised on one concession, as shown on the following map:

In early 2005, the Company’s exploration efforts focused on expanding the limits of the known mineralization and completing detailed mapping and soil and rock geochemistry across key areas of the property.  The work included ground geophysics, completion of the soil grid and follow-up of the anomalies, trenching and discovery of new zones at Bella Vista and Dyke Zone.

In May 2005, a single fence of holes was drilled across 300m of the northernmost PM Zone.  Although stockwork bulk-mineable gold mineralization between the main vein structures was not discovered, the drilling did intersect several narrow but high-grade veins with gold results of 1.5m @ 17.5 g/t Au in hole SPDH-09 and 5.5m @ 5.5 g/t Au in hole SPDH-10. Because of poor core recovery, these results are qualitative and additional drilling using a larger rig is recommended. The mineralized outcrop and gold-in-soil anomaly at the PM zone is roughly 2.5 km long, so most of the zone remains untested.  Radius is in the process of obtaining government and community approval for a second phase of drilling. Hand trenching has been done on most of the zones and the Company received in 2006 government and community approval for a second phase of drilling.  The Company is currently seeking a joint venture partner to further advance the property.

No Resource or Reserve has been defined within the San Pedro Project.  No underground exploration has occurred on the San Pedro Project.  No surface equipment or plant exists at the San Pedro Project.

2.

Natividad Project

Natividad is located in central Nicaragua, a 5 hour drive from Managua and about 1 hour from the town of Waslala.  It outcrops on a main road and access to most parts of the project area is possible by foot or on horse back.  It is located in a hilly agricultural region largely given over to cattle grazing.  The original forest cover has been cut down over many years by slash and burn farmers.  The details of the Natividad property, which consists of five of the Company’s granted concessions and three of the applications, are set out in the below map:

650000
700000
1500000
1450000
N
La Rovena
La Esperanza
Natividad II
Natividad
El Progreso
El Milagro I
Geminis
El Milagro II
Radius Gold Inc.
Natividad Concession
0 5 10 15
Kilometers

The Company entered into a joint venture agreement with Meridian on September 22, 2004, with an effective date of May 25, 2005, giving Meridian the option to acquire a 60% interest in the Natividad Project.  Towards earning the interest, Meridian spent a minimum of US$4.0 million on the property, having completed a total of 43 holes in 2005, and an additional 27 holes in the second phase as of September 30, 2006 (a total of 4,430m of drilling).  The 2006 drilling tested the Manceras, Las Brisas, Ahumada, Pavon Central and Pavon North veins.  In October, Meridian received permission to drill at the Las Vallas zone and approximately 1,000m was drilled in the last months of the year.

Overall the results from these drill campaigns were disappointing and failed to extend the mineralized shoots intersected in last year's drilling.  Strong veining with highly favourable textures was intersected but results generally failed to exceed 2 g/t gold.

In January, 2007, Meridian completed its work at Natividad.  No further results of interest were received and Meridian informed the Company that it was withdrawing from the Natividad joint venture once the camp and drill pads have been rehabilitated.  This work should be competed by July 2007 and the property and all data will be returned to the Company.

No Resource or Reserve has been defined within the Natividad Project.  No underground exploration has occurred on the Natividad Project.  No surface equipment or plant exists at the Natividad Project.

3.

India Norte Property

The Company’s teams recently discovered a new, potentially significant vein system in northwest Nicaragua called the India Norte vein system, as set out in the following map:

India Norte is 100% owned by the Company and lies close to the old La India mining camp approximately 70 km from Managua.  The Company has identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.   The Company’s has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stock works up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified the upper parts of an extension to the formerly productive La India vein system.  In La India mining camp the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by the Company at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, indicating significant potential for economic gold-bearing veins at deeper levels.  A drill plan has been prepared and a drill permit application has been filed with the relevant authorities.

No Resource or Reserve has been defined within the India Norte Property.  No underground exploration has occurred on the India Norte Property.  No surface equipment or plant exists at the India Norte Project.

4.

Trébol Property

The Trébol Property is comprised of two granted concessions and one concession application located within the Region Autonoma Atlantico Norte in northeastern Nicaragua, as set out in the following map:

The area covers at least two new epithermal vein systems exposed on a series of low-lying ridges.  A gold-bearing epithermal system comprising 3 individual vein trends has been mapped over a distance of 2 km.  The veins are of typical low-sulphidation affinity and comprise banded quartz breccias and stockworks, with visible gold noted at some locations.  Trenches were excavated at four locations over a strike length of 1.2 km, and the limits of the mineralized system are still unknown.  The prominent low ridges that appear to define the mineralized bodies continue along trend for several kilometers and have yet to be prospected.

Trench Number	Sampled Interval	Weighted Average Au g/t
TRSD-01	13.5	0.24
TRSD-02	10.4	1.34
TRSD-03	18.0	1.46
TRSD-04*	10.5	9.1

* includes 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed

Trenches TRSD-01 to -03 are located in a broad, well developed stockwork zone whereas trench TRS-04, topographically lower, exposes a quartz/adularia banded vein with abundant visible gold associated with manganese and iron oxides.

This prospect is located in a remote region of northern Nicaragua where environmental and social issues must be considered at every stage of the development.  The Company’s exploration team is therefore establishing an exploration camp and will work closely with the local communities at each step of the exploration program to ensure broad community support for the work.  Further geological work is planned including mapping, prospecting and excavating of more trenches, in order to define the size of the mineralized system.

No Resource or Reserve has been defined within the Trébol Property.  No underground exploration has occurred on the Trébol Property.  No surface equipment or plant exists at the Trébol Property.

Ecuador

In November 2006, the Company signed an option agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, whereby the Company may earn a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay province, southern Ecuador by incurring exploration expenditures of US$3-million by the third anniversary of the commencement of drilling on the project.  In addition, the Company must make staged cash payments to Mineca of US$1-million, with US$100,000 paid on signing of the agreement, a further $125,000 payable when Radius begins drilling on the project, and additional cash payments totalling $775,000 to be made up to and including the third anniversary of commencement of drilling.  The Company must also fund and prepare a feasibility study on or before the fifth anniversary of the start up of drilling.  Once the Company has earned its 70% interest in the project, the Company and Mineca will negotiate a joint venture agreement to develop the project.

The project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca.  It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets:

1.

Cerro Colorado is a 200m diameter hill with abundant pervasive silicification and was Newmont’s main target area.  The area has been tentatively interpreted as being at the roots of a large silica “Yanacocha-type” system.  Values of trace to 2.7g/t Au have been recovered from grab and chip sampling of the zone.  The size of the alteration and the extent of the silicification make Cerro Colorado a high priority drill target.

2.

The Reservoir anomaly is located at the north end of the greater Cerro Colorado project area.  The anomaly consists of poorly outcropping sub vertical ribs of spongy silica with anomalous gold values.  The main drill target consists of outcrops of altered limonitized and silicified ignimbrite which assays from trace to 1.1 g/t Au.

3.

The Bola Rumi zone is situated 5km south of Cerro Colorado and consists of silica replacements within schistose Paleozoic or younger rocks.  Anomalous gold values from trace to 4.5 g/t Au were returned from sampling.  Quartz replacements occur for roughly 1km along strike.  The Balo Rumi target also contains the highest silver values returned from Cerro Colorado with several values of up to 60g/t returned from the western end of the Bola Rumi area.  This is quite distinct from the other anomalies, where Ag values are low (<5g/t).

The Company’s initial work at Cerro Colorado has focused on community relations to secure permission from the local community to drill the project.  Community liaison is continuing and we have engaged local Ecuadorian specialists to consult with the local community on the Company’s behalf.

Also, in the light of recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management has adopted a low key approach towards progressing Cerro Colorado.

Mexico

From January through to April 2006, the Company undertook property visits and evaluations of third party properties in the states of Jalisco, Sinaloa, Michoacan and Guanajuato.  The Amatista project, a low sulfidation gold-silver system in the state of Nayarit, was optioned in 2005.  Exploration results were however disappointing and the option agreement was terminated in April, 2006.  None of the other projects were sufficiently interesting to justify the Company’s pursuing them further.  In the second half of 2006, the Company carried out a low-key reconnaissance exploration program in the state of Jalisco.  Several areas of silver-gold bearing quartz veins were identified, locally associated with stock work zones and quartz tourmaline breccias.  Sampling, however, returned weak metal values and no further work is planned.

In the fourth quarter of 2006 a reconnaissance program was commenced in the states of Chiapas and Oaxaca, and the Company has continued actively undertaking exploration work in the region throughout the quarter.  Several areas of anomalous gold and silver values in both stream sediment and rock have been identified, and applications for several concessions have been made.  Additional follow up work is ongoing as is further reconnaissance work.  Details on the various areas will be reported once Radius has secured title.

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

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 14 to the Consolidated Financial Statements.

Strategic Transaction

In 2004, Radius Explorations Ltd. and PilaGold Inc. amalgamated (the “Amalgamation”) and continued as one company, Radius Gold Inc., pursuant to the provisions of the British Columbia Business Corporations Act.  The holders of Radius Explorations shares received one (1) Radius Gold share for every one (1) Radius Explorations share held, and PilaGold shareholders received one (1) Radius Gold share for every two and one-quarter (2.25) PilaGold shares held.

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

e)

Property, Equipment and Amortization

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

f)

Financial Instruments

Under the provisions of the Canadian Institute of Chartered Accountants 3855 “Financial Instruments – Recognition and Measurement” the financial assets and liabilities of the Company are designated as other financial assets and liabilities, accordingly they are initially measured at fair value, which is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties under no compulsion to act.

Subsequent to initial measurement at fair value, any gain or loss experienced on derecognition or impairment of the asset or liability is recorded in the statement of income.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, advances and other receivables, due from related parties, accounts payable and accrued liabilities and due to related party.  Cash and cash equivalents, marketable securities, advances and other receivables, accounts payable and accrued liabilities are reported at their fair values on the balance sheet.  The fair values are the same as the carrying values due to their short-term nature.  The fair value of the amount due to and from related parties has not been disclosed due to the fact that the cash flow stream is not determinable.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

g)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded form the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

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

k)

Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put to use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.

At December 31, 2006, the fair value of the mineral properties site restoration costs is not significant.

l)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less that the carrying amount of the asset, impairment is recognized.

Results of Operations

Year Ended December 31, 2006 compared to December 31, 2005

For the fiscal year ended December 31, 2006, the Company had a consolidated net loss of $4,563,806 ($0.09 per share) compared to a net loss of $6,679,398 ($0.13 per share) for the fiscal year ended December 31, 2005.  Corporate expenses (not including stock-based compensation, amortization and exploration costs write-offs) in 2006 were about 2/3 of the total 2005 corporate expenses.  Categories of corporate expenses which were significantly lower in 2006 were legal and accounting, public relations and travel.  Due to investments maturing during 2006, the total interest income earned in 2006 was greater than in 2005.

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

Mineral Properties

Year Ended December 31, 2006

Guatemala - During the fiscal year ended December 31, 2006, $283,898 was spent on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $77,043 for geological consulting fees, $40,698 for salaries, $30,678 for rent and utilities, and $24,703 for licences, rights and taxes.

Nicaragua - During the fiscal year ended December 31, 2006, the Company incurred $1,305,103 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $433,503 for geological consulting fees, $182,028 for geochemistry, and $117,140 for salaries.  Deferred acquisition and exploration costs totalling $1,650,886 were written-off during the year, for properties on which no further work is warranted.

Mexico - During the fiscal year ended December 31, 2006, the Company spent $753,909 in exploration costs in Mexico.  Of that amount, the major expenditure categories include $368,283 for geological consulting fees, $69,991 for geochemistry and $37,106 for salaries.  Deferred acquisition and exploration costs totalling $1,348,844 were written off during the year, for properties on which no further work is warranted.

Ecuador - During the fiscal year ended December 31, 2006, the Company spent $113,130 in acquisition costs and $4,734 for exploration on the Cerro Colorado in Ecuador.

Other - During the fiscal year ended December 31, 2006, the Company spent $4,129 on property investigations in Canada, and wrote-off a total of $53,072 in property investigation costs in Argentina, Colombia and Tanzania.

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

Per Share Losses

Both the net losses and the losses per share increased from the year 2004 to 2005 and then decreased in 2006.  The increases from 2004 to 2005 were due mainly to a large property write-off in 2005.  Corporate expenditures decreased from 2004 through 2006 corresponding to decreasing exploration activity in the Company.

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

B.

Liquidity and Capital Resources

Year ended December 31, 2006 compared to December 31, 2005

The Company’s cash and marketable securities decreased from approximately $13.35 million at December 31, 2005 to $9.96 million at December 31, 2006.  During the year ended December 31, 2006, the Company spent $2,764,207 in exploration and equipment costs and $640,946 on corporate expenses.  Working capital at December 31, 2006 was $10.83 million compared to $13.77 million at December 31, 2005.

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

E.

Off-balance Sheet Arrangements

Not applicable.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	1st year	2nd year	3rd year	4th year	5th year
Long-Term Debt Obligations	0		0	0	0	0
Capital (Finance) Lease Obligations	0		0	0	0	0
Operating Lease Obligations(1)	$672,816	$129,598	$133,556	$133,916	$137,874	$137,874
Purchase Obligations	0		0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0		0	0	0	0
Total	$672,816	$129,598	$133,556	$133,916	$137,874	$137,874

(1)

Amount indicated is the office rent lease for the Company’s head office in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

H.

Share Issuance

The following table summarizes share issuances by the Company during the past five years:

Year	Type of Transaction	No. of Shares	Price per Share	Total Consideration

2006	Stock Option Exercises	75,000	$0.68	$51,000

2005	Stock Option Exercises	40,000	$0.90	$36,000
	Stock Option Exercises	50,000	$0.99	$49,500
	Stock Option Exercises	35,000	$1.00	$35,000
	Stock Option Exercises	37,800	$1.30	$49,140
	Warrant Exercises	57,000	$1.50	85,500

2004	Amalgamation	10,284,452	$1.11	$11,415,742
	Stock Option Exercises	35,000	40.60	$21,000
	Stock Option Exercises	117,000	$0.65	$76,050
	Stock Option Exercises	69,000	$0.68	$46,920
	Stock Option Exercises	30,000	$0.90	$27,000
	Stock Option Exercises	55,000	$0.95	$52,250
	Stock Option Exercises	79,444	$0.99	$78,650
	Stock Option Exercises	65,000	$1.10	$71,500
	Warrant Exercises	2,649,800	$0.25	$662,450
	Warrant Exercises	11,250	$0.55	$6,188
	Property Agreements	1,300,000	$1.49	$1,937,000

2003	Private Placement	1,000,000	$0.50	$500,000
	Private Placement	6,545,000	$1.50	$9,817,500
	Stock Option Exercises	275,000	$0.60	$165,000
	Stock Option Exercises	155,000	$0.66	$100,750
	Stock Option Exercises	255,000	$0.68	$173,400
	Stock Option Exercises	30,000	$0.90	$27,000
	Stock Option Exercises	20,000	$0.94	$28,800
	Stock Option Exercises	20,000	$0.95	$19,000
	Stock Option Exercises	130,000	$0.99	$128,700
	Stock Option Exercises	40,000	$1.00	$40,000
	Stock Option Exercises	10,000	$1.01	$10,100
	Stock Option Exercises	50,000	$1.25	$62,500
	Stock Option Exercises	170,000	$1.35	$229,500
	Warrant Exercises	2,145,000	$0.25	$536,250
	Warrant Exercises	738,750	$0.55	$406,313
	Warrant Exercises	1,123,334	$0.74	$831,267
	Warrant Exercises	2,982,262	$1.25	$3,727,828

2002	Private Placement	4,794,800	$0.20	$958,960

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of June 8, 2007 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Vancouver, BC, Canada	Director & President	September 30, 1997
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
Harmen Keyser Gibsons, BC, Canada	Director	September 9, 1997
David Farrell Vancouver, BC, Canada	Director	June 15, 2001
Nicholas Glass Vancouver, BC, Canada	Director	January 14, 2003
Ralph Rushton Vancouver, BC, Canada	Director & Vice-President, Corporate Development	May 2, 2003
Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
Craig Bow Beulah, Colorado, USA	Director	January 28, 2006 (previously a director of Radius Explorations Ltd. from July 17, 2001 to July 1, 2004)
Cheryl Messier North Vancouver, BC, Canada	Chief Financial Officer	July 1, 2004
David Cass Vancouver, BC, Canada	Vice-President, Exploration	May 8, 2007
Tim Osler Vancouver, BC, Canada	Corporate Secretary	May 7, 1998

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway - President and Director

Mr. Simon Ridgway is an exploration financier with 15 years experience financing and managing exploration companies operating in North, Central and South America.  Mr. Ridgway began his career prospecting for gold in the Yukon Territory where he learned the value added approach of grass roots exploration.  A firm believer in the gold potential of Central America, his practical, low cost approach to exploration management has led to major discoveries in Honduras, El Salvador and Guatemala.  He is a director of three other publicly-traded resource companies.

Mario Szotlender - Director

Mr. Mario Szotlender holds a degree in international relations and has successfully directed Latin American affairs for numerous private and public companies over the past fifteen years, specializing in developing new business opportunities and establishing relations within the investment community.  Mr. Szotlender has also operated several mineral operations in Venezuela, including the Las Cristinas in the 1980’s.  He is currently the President of Mena Resources Inc. and Focus Ventures Ltd., and is a director of several other publicly-traded resources companies.

Harmen J. Keyser - Director

Mr. Harmen Keyser has over 20 years’ exploration experience in North America and abroad.  He is registered as a Professional Geologist with the Northwest Territories Association of Professional Engineers, Geologists, and Geophysicists.  Since 1991, Mr. Keyser has been self-employed.  He is currently President of Landmark Minerals Inc. and a director of Northland Resources Inc., both publicly-traded resource companies.

David Farrell – Director

Mr. David Farrell is Director, Mergers & Acquisitions of Endeavour Financial, a private investment banking firm providing advisory services to small and mid-tier global mining companies.  At Endeavour, David is responsible for originating and implementing M&A and merchant banking transactions. His experience at Endeavour includes two years in its London office, structuring and closing multi-jurisdictional transactions in London’s mining finance market. Prior to joining Endeavour in 2000, David was a corporate solicitor with Stikeman Elliott specializing in project finance, securities and corporate law and is admitted to the bar in both England and British Columbia.

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

Ralph Rushton – Vice President, Corporate Development and Director

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver. With 14 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe, Mr. Ruston’s current responsibilities include corporate development work and investor relations, and maintaining the Company’s links with senior mining companies.  He is also a director of Northland Resources Inc., a publicly-traded resource company.

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

Craig Bow - Director

Craig Bow is a geologist and has been involved in the mineral exploration industry for over 20 years.  He worked extensively in South America, acting as Exploration Manager, South America for Newcrest Resources Ltd., prior to taking a position as Area Manager, North America for Gold Fields Exploration Inc., a subsidiary of Gold Fields of South Africa.  In March 2006, Mr. Bow was appointed director and President of Lara Exploration Ltd., a publicly-traded resource company.

Cheryl Messier – Chief Financial Officer

Ms. Cheryl Messier has over 12 years’ experience as a financial controller.  She worked as CFO for an international computer trading company grossing US$5 million in annual sales.  Bringing strong cash flow management experience she joined the Company in June 2003.  She is also CFO of two other publicly-traded resource companies.

David Cass – Vice-President, Exploration

Mr. Cass, MSc (Mineral Exploration and Mining Geology), has nearly 20 years’ international exploration and mining industry experience and is fluent in Spanish.  He spent 15 years with Anglo American, including 6 years as Exploration Manager North America, and four years managing Anglo’s programs in Peru. Prior to joining the Company, he worked as VP Corporate Development for a Vancouver-based junior exploration company.

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

B.

Compensation.

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2006, the Company paid to its executive officers the following amounts:

Name	Position	Amount

Simon Ridgway	President	$132,000
Ralph Rushton	Vice-President, Corporate Development	$ 32,315
Jock Slater	Vice-President, Exploration	$ 88,581
Cheryl Messier	Chief Financial Officer	$ 26,163

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of June 8, 2007 by the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	320,000 280,000 600,000	$0.68 $0.70	January 7, 2008 February 21, 2011
Mario Szotlender	120,000 180,000 300,000	$0.68 $0.70	January 7, 2008 February 21, 2011
Harmen Keyser	100,000	$0.70	February 21, 2011
David Farrell	150,000	$0.70	February 21, 2011
Nicholas Glass	100,000	$0.70	February 21, 2011
Ralph Rushton	250,000	$0.70	February 21, 2011
Bradford Cooke	150,000	$0.70	February 21, 2011
Craig Bow	150,000	$0.70	February 21, 2011
Cheryl Messier	150,000	$0.70	February 21, 2011
David Cass	500,000	$0.52	April 16, 2012
Tim Osler	100,000	$0.70	February 21, 2011
TOTAL:	2,550,000

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held on June 28, 2007.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee of the Company is comprised of David Farrell, Bradford Cooke and Harmen Keyser, all of whom are “independent” and “financially literate”.  The Audit Committee Charter provides that the primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

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

Compensation Committee

The Compensation Committee of the Company is comprised of David Farrell and Bradford Cooke, both of whom are “unrelated” and “independent”.  The Compensation Committee Charter provides that the function of the Compensation Committee is to assist the Board in discharging its oversight responsibilities relating to compensation, including the compensation of key senior management employees of the Company.

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

Disclosure Committee

The Disclosure Committee of the Company is comprised of Simon Ridgway and Ralph Rushton, and was formed in order to ensure that communications with the investing public about the Company are timely, factual, accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

The Disclosure Committee Charter extends to all employees of the Company, its Board of Directors, those authorized to speak on its behalf and all other insiders.  It covers disclosures in documents filed with the securities regulators, financial and non-financial disclosure, including management’s discussion and analysis and written statements made in the Company’s annual and quarterly reports, new releases, letter to shareholders, presentations by senior management and information contained on the Company’s website and other electronic communications with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

D.

Employees.

As at December 31, 2006, the Company had 26 employees, 7 in the Vancouver office and 19 in Guatemala, Nicaragua and Mexico.  13 employees provide administrative or management services and 13 employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of June 8, 2007, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class(1)
Common	Simon Ridgway Vancouver, BC	2,707,452(2)	5.02%
Common	Mario Szotlender Caracas, Venezuela	1,365,375(3)	2.54%
Common	Harmen Keyser Gibsons, BC	203,741(4)	0.38%
Common	David Farrell Vancouver, BC	150,000(5)	0.28%
Common	Nicholas Glass Vancouver, BC	200,000(6)	0.37%
Common	Ralph Rushton Vancouver, BC	338,500(7)	0.63%
Common	Bradford Cooke North Vancouver, BC	150,000(8)	0.28%
Common	Craig Bow Beulah, Colorado, USA	150,000(9)	0.28%
Common	Cheryl Messier North Vancouver, BC	150,000(10)	0.28%
Common	David Cass Vancouver, BC	20,000	0.04%
Common	Tim Osler Vancouver, BC	640,845(11)	1.20%
Common	All Directors and Senior Management as a group (11 individuals)	6,075,913	10.96%

(1)

Based on 53,385,988 shares outstanding as at June 8, 2007, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

600,000 of these shares represent currently exercisable stock options; and 175,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  1,116,791 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

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

(6)

100,000 of these shares represent currently exercisable stock options.

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

As at June 8, 2007, there were 4,200,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares.  The following table sets forth to the best of the Company’s knowledge, as of June 8, 2007, the number of the Company’s Common Shares beneficially owned by (a) each major shareholder of the Company, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The major shareholder listed below is deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, to the best of the Company’s knowledge, the shareholder listed possesses sole voting and investment power with respect to the shares shown.

Shareholder Name	Number of Shares	Percentage of Issued Shares(1)
Simon Ridgway	2,707,452 (2)	5.02%

(1)

Based on 53,385,988 shares outstanding as at June 8, 2007, plus any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable within 60 days from the above date.

(2)

600,000 of these shares represent currently exercisable stock options; and 175,000 of these shares are escrow shares which are releasable subject to the terms of the Escrow Agreement dated April 15, 1998.  1,116,791 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of June 8, 2007, there were 53,385,988 shares of the Company outstanding, of which approximately 2,813 U.S. holders of record or beneficial holders, held a total of 5,872,738 shares (11.0%).  The number of beneficial holders was determined based on a review of the number of holders represented by Broadridge Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

Effective as at the Amalgamation date of July 1, 2004, the Company agreed to pay to Mill Street Services Ltd. $16,000 per month for Mr. Ridgway’s services as President of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  During 2006, Mill Street billed portions of this fee to other public companies of which Mr. Ridgway is a director for his services rendered to those companies.

The Company and PilaGold Inc. amalgamated and continued as one company pursuant to the provisions of the British Columbia Business Corporations Act on July 1, 2004.  Certain of the directors and officers of the Company were directors, officers and/or shareholders of PilaGold Inc.

During the fiscal year ended December 31, 2006, the Company paid an aggregate of $241,927 to directors and companies that have common directors with the Company for consulting and management fees.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  An auditors’ report of Amisano Hanson with respect to the fiscal years ended December 31, 2006 and 2005 and the balance sheet as at December 31, 2006 and 2005, are included herein immediately preceding the consolidated financial statements.

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

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2007 fiscal year, and (c) for each of the six months from December 2006 to May 2007.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	High	Low
2006	$0.95	$0.31
2005	$1.69	$0.51
2004	$1.85	$0.88
2003	$2.03	$0.63
2002	$1.65	$0.63

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2007
Period Ended	High	Low
March 31, 2007	$0.73	$0.39
December 31, 2006	$0.59	$0.31
September 30, 2006	$0.68	$0.44
June 30, 2006	$0.95	$0.62
March 31, 2006	$0.92	$0.62
December 2005	$0.80	$0.51
September 30, 2005	$1.50	$0.61
June 30, 2005	$1.45	$1.15
March 31, 2005	$1.69	$1.21

High and Low Prices for the Most Recent Six Months
Period	High	Low
May 2007	$0.66	$0.50
April 2007	$0.58	$0.49
March 2007	$0.60	$0.52
February 2007	$0.73	$0.46
January 2007	$0.56	$0.39
December 2006	$0.56	$0.45

On May 31, 2007, the closing price of the Common Shares on TSXV was $0.62 per Common Share.  During the last three years, the Common Shares have not been subject to any trading suspensions.

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

E.

Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder.  Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of Common Shares.  The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their Common Shares as capital property and who will not use or hold the Common Shares in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of this Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Income Tax Consequences

The summary below is restricted to the case of a holder (a “Holder”) of one or more Common Shares who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of Common Shares.  This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company.  Each holder and prospective holder of Common Shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company applicable to their own particular circumstances.

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

Distribution of Common Shares

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

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation.  The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the Common Shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold Common Shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

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

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders.  If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns

Under a number of circumstances, United States Investor acquiring Common Shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any U.S. Holder who becomes the owner, directly or indirectly, of 10% or more of the Common Shares of the Company will be required to file such a return.  Other filing requirements may apply, and management urges U.S. Holders to consult their own tax advisors concerning these requirements.

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

Item 16C.

Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since January 9, 2004.  The chart below sets forth the total amount billed the Company by Amisano Hanson for services performed during the Company’s fiscal years ended December 31, 2006 and 2005, and breaks down these amounts by category of service:

	Years ended December 31
	2006	2005
Audit:	$52,750	$30,000
Audit Related:	0	0
Tax (tax return preparation)	$6,100	0
All Other Fees	0	0
Total	$58,850	$30,000

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2006, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

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

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Report of Independent Registered Public Accounting Firm of Amisano Hanson, Chartered Accountants
- Consolidated Balance Sheets as at December 31, 2006 and 2005
- Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004
- Consolidated Schedule of Mineral Properties for the year ended December 31, 2006
- Consolidated Schedule of Mineral Properties for the year ended December 31, 2005
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

DECEMBER 31, 2006 AND 2005

(Expressed in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Radius Gold Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Radius Gold Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended December 31, 2006.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
April 9, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604

TELEPHONE: 604-689-0188

VANCOUVER CANADA

FACSIMILE:   604-689-9773

V6C 2T7

E-MAIL:         amishan@telus.net

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

	2006	2005
ASSETS
CURRENT
Cash and cash equivalents	$ 933,697	$ 1,423,554
Marketable securities – Note 3	9,023,890	11,936,277
Advances and receivables – Notes 5 and 7	838,139	305,864
GST receivable	13,688	26,052
Due from related parties – Note 7	147,870	256,649
Prepaid expenses and deposits	96,744	102,641

	11,054,028	14,051,037

PROPERTY AND EQUIPMENT – Note 4	330,962	384,720
MINERAL PROPERTIES – Notes 5 and 7, and Schedule 1	13,438,248	13,731,865

	$ 24,823,238	$ 28,167,622

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 7	$ 213,689	$ 286,527
Due to related parties – Note 7	10,510	35,129
	224,199	286,527

SHAREHOLDERS’ EQUITY

SHARE CAPITAL – Note 6
Authorized:
Unlimited common shares without par value
Issued:
53,385,988 shares (2005: 53,310,988)	42,486,069	42,402,819
CONTRIBUTED SURPLUS	3,443,487	2,244,987

	45,929,556	44,647,806
DEFICIT	(21,330,517)	(16,766,711)

	24,599,039	27,881,095

	$ 24,823,238	$ 28,167,622

Commitments - Notes 5, 6 and 10

ON BEHALF OF THE BOARD:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

SEE ACCOMPANYING NOTES

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004

EXPENSES
Amortization	58,780	50,096	55,379
Consulting fees – Note 7	18,301	38,710	69,870
Donations	20,748	25,360	-
Legal and accounting fees	86,561	158,705	291,233
Management fees and salaries – Note 7	60,000	60,000	45,000
Non-cash stock compensation charge	1,230,750	40,850	1,173,784
Office and miscellaneous	36,609	46,888	33,521
Public relations	132,828	222,073	703,715
Property investigations	24,835	11,790	-
Rent and utilities	26,965	37,102	37,454
Repairs and maintenance	7,158	17,220	13,194
Salaries and wages	133,244	178,014	178,766
Telephone and fax	14,923	14,908	15,222
Transfer agent and regulatory fees	17,120	24,262	51,058
Travel and accommodation	61,654	100,580	98,513
Write-off of mineral properties	3,052,802	5,917,734	1,350,205

	(4,983,278)	(6,944,292)	(4,116,914)

OTHER INCOME (EXPENSES)
Foreign currency exchange	42,413	(76,231)	(256,135)
Investment income	352,037	268,470	431,676
Other income	25,022	72,655	6,234
Gain on settlement of old debt	-	-	26,800

	419,472	264,894	208,575

Net loss for the year	$ (4,563,806)	$ (6,679,398)	$ (3,908,339)

BASIC AND DILUTED LOSS PER COMMON SHARE	$ (0.09)	$ (0.13)	$ (0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,991,262	52,898,829	44,916,963

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004

OPERATING ACTIVITIES
Net loss for the year	$ (4,563,806)	$ (6,679,398)	$ (3,908,339)
Items not involving cash:
Amortization	58,780	50,096	55,379
Write off of exploration costs	3,052,802	5,917,734	1,350,205
Non-cash stock compensation charge	1,230,750	40,850	1,173,784
Changes in non-cash working capital items:
Advances and receivables	(532,275)	395,168	(482,081)
GST receivable	12,364	4,941	7,359
Prepaid expenses	5,897	(31,145)	(12,710)
Accounts payable and accrued liabilities	(37,709)	(60,867)	(257,763)

Net cash used in operating activities	(773,197)	(362,621)	(2,074,166)

INVESTING ACTIVITIES
Acquisition of equipment	(5,022)	(60,864)	(253,876)
Mineral properties	(2,759,185)	(2,830,001)	(3,304,848)
Due from related parties	108,779	(175,809)	126,355
Due to related parties	(24,619)	-	(275,812)
Marketable securities	2,912,387	219,863	(12,156,140)
Net cash acquired on amalgamation	-	-	6,491,647

Net cash provided by (used in) investing activities	232,340	(2,846,811)	(9,372,674)

FINANCING ACTIVITY
Proceeds on issuance of common shares	51,000	255,140	1,040,199

Net cash provided by financing activities	51,000	255,140	1,040,199

DECREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	(489,857)	(2,954,292)	(10,406,641)

Cash and cash equivalents, beginning of year	1,423,554	4,377,846	14,784,487

CASH AND CASH EQUIVALENTS – END OF YEAR	$ 933,697	$ 1,423,554	$ 4,377,846

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -

Cash and cash equivalents is comprised of:
Cash	$ 933,697	$ 1,173,554	$ 836,337
Term deposits	-	250,000	3,541,509

	$ 933,697	$ 1,423,554	$ 4,377,846
Non-cash Transactions – Note 8

RADIUS GOLD INC.

(An Exploration Stage Company)

STATEMENTS OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2003	38,395,242	$ 27,539,692	$ -	$ 234,500	$ (5,168,074)	$ 22,606,118
Accounting change for stock-based compensation	-	-	-	1,010,900	(1,010,900)	-
Amalgamation – at $1.11	10,284,452	11,415,742	-	-	-	11,415,742
Pursuant to property acquisition agreement – at $1.49	1,300,000	1,937,000	-	-	-	1,937,000
Issued for cash pursuant to the exercise of share purchase options
– at $0.60	35,000	21,000	-	-	-	21,000
– at $0.65	117,000	76,050	-	-	-	76,050
– at $0.68	69,000	46,920	-	-	-	46,920
– at $0.90	30,000	27,000	-	-	-	27,000
– at $0.95	55,000	52,250	-	-	-	52,250
– at $0.99	79,444	78,650	-	-	-	78,650
– at $1.10	65,000	71,500	-	-	-	71,500
Issued for cash pursuant to the exercise of share purchase warrants
– at $0.25	2,649,800	662,450	-	-	-	662,450
– at $0.55	11,250	6,188	-	-	-	6,188
Non-cash compensation charge	-	-	-	1,173,784	-	1,173,784
Transfer of contributed surplus on exercise of options	-	128,350	-	(128,350)	-	-
Less: issue costs	-	(1,810)	-	-	-	(1,810)
Net loss for the year	-	-	-	-	(3,908,339)	(3,908,339)

Balance, December 31, 2004	53,091,188	42,060,982	-	2,290,834	(10,087,313)	34,264,503

…/cont’d

Continued

RADIUS GOLD INC.

(An Exploration Stage Company)

STATEMENTS OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock				during the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Issued for cash pursuant to the exercise of share purchase options
– at $0.90	40,000	36,000	-	-	-	36,000
– at $0.99	50,000	49,500	-	-	-	49,500
– at $1.00	35,000	35,000	-	-	-	35,000
– at $1.30	37,800	49,140	-	-	-	49,140
Issued for cash pursuant to the exercise of share purchase warrants
– at $1.50	57,000	85,500	-	-	-	85,500
Non-cash compensation charge	-	-	-	40,850	-	40,850
Transfer of contributed surplus on exercise of options	-	86,697	-	(86,697)	-	-
Net loss for the year	-	-	-	-	(6,679,398)	(6,679,398)

Balance, December 31, 2005	53,310,988	42,402,819	-	2,244,987	(16,766,711)	27,881,095

Issued for cash pursuant to the exercise of share purchase options
– at $0.68	75,000	51,000	-	-	-	51,000
Non-cash compensation charge	-	-	-	1,230,750	-	1,230,750
Transfer of contributed surplus on exercise of options	-	32,250	-	(32,250)	-	-
Net loss for the year	-	-	-	-	(4,563,806)	(4,563,806)

Balance, December 31, 2006	53,385,988	$ 42,486,069	$ -	$ 3,443,487	$ (21,330,517)	$ 24,599,039

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2006

(Stated in Canadian Dollars)

	Guatemala	Nicaragua	Mexico			Argentina	Columbia	Canada	Ecuador	Tanzania	Year Ended
	Mineral	General	Mineral	General	Mineral	General	General	General	Cerro	General	December 31,
	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Exploration	Exploration	Colorado	Exploration	2006
ACQUISTION COSTS
Balance, beginning of year	$3,864,669	$ -	$ 19,315	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,986,273

Cash	278,195	-	-	-	-	-	-	-	113,130	-	391,325

Write-off acquisition costs	-	-	(19,315)	-	(102,289)	-	-	-	-	-	(121,604)

Balance, end of year	4,142,864	-	-	-	-	-	-	-	113,130	-	4,255,994

DEFERRED EXPLORATION COSTS

Balance, beginning of year	$ 5,470,075	$ 897,668	$ 2,848,219	$ 307,330	$ 185,314	$ 29,524	$ 7,461	$ -	$ -	$ -	$ 9,745,591

Property Payment/Investigation	26,280	1,422	13,214	-	764	-	-	-	-	-	41,680
Automobile	4,773	51,515	15,135	19,357	5,425	-	-	-	22	799	97,027
Camp, food and supplies	6,491	29,058	20,583	22,867	6,142	-	-	-	-	-	85,141
Drafting, maps and printing	203	1,020	487	8,567	167	-	-	-	-	6	10,449
Exploration administration	4,303	30,488	11,276	9,435	743	-	-	-	-	102	56,347
Environment	-	485	6,156	-	-	-	-	-	-	-	6,641
Geochemistry	301	14.746	167,282	34,553	35,438	-	-	-	-	-	252,321
Geological consulting – Note 7	77,043	262,597	170,906	259,309	108,974	-	8,250	4,129	3,904	1,390	896,503
Other consulting	16,365	39,033	45,072	21,966	3,223	-	-	-	-	102	125,761
Legal and accounting	7,427	21,290	7,008	45,223	1,425	-	-	-	-	-	82,373
Licences, rights and taxes	24,703	5,818	66,462	5,384	23,989	-	-	-	-	-	126,357
Linecutting & trenching	4,265	9,171	14,166	9,538	-	-	-	-	-	-	37,140
Materials	868	5,419	4,444	4,288	2,829	-	-	-	-	-	17,850
Maintenance	3,413	4,588	5,351	2,285	1,202	-	-	-	-	-	16,839
Miscellaneous	2,326	1,246	2,360	527	4,088	-	-	-	-	-	10,547
Medical expenses	7,263	10,018	6,831	10,051	2,184	-	-	-	185	-	36,532
Rent and utilities	40,678	37,639	9,893	4,132	1,233	-	-	-	-	-	83,575
Rental equipment	13,410	-	-	1,235	-	-	-	-	-	-	14,645
Salaries and wages	40,698	86,140	31,000	25,954	11,152	-	-	-	-	-	194,944
Shipping	888	8,694	5,305	3,352	311	-	-	-	-	-	18,550
Telephone and communications	4,766	17,675	4,015	8,412	3,647	-	-	-	-	2	38,517
Travel and accommodation	7,435	44,048	16,046	35,440	9,096	-	-	-	622	5,436	118,122
	283,898	682,110	622,998	531,875	222,034	-	8,250	4,129	4,734	7,837	2,367,861

Less write-offs	-	(897,666)	(733,905)	(839,205)	(407,350)	(29,524)	(15,711)	-	-	(7,837)	(2,931,198)

Balance, end of year	5,753,973	682,112	2,737,307	-	-	-	-	4,129	4,734	-	9,182,254

TOTAL MINERAL PROPERTIES – END OF YEAR	$ 9,896,837	$ 682,112	$ 2,737,306	$ -	$ -	$ -	$ -	$ 4,129	$ 117,864	$ -	$13,438,248

Schedule I – (cont’d)

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2005

(Stated in Canadian Dollars)

									Dominican
	Guatemala		Nicaragua		Mexico		Argentina	Colombia	Republic	Year ended
	General	Mineral	General	Mineral	General	Mineral	General	General		December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Exploration	Camila	2005
Acquisition Costs
Balance, beginning of year	$ -	$ 5,267,670	$ 185,478	$ 2,572,232	$ -	$ -	$ -	$ -	$ 366,191	$ 8,391,571

Cash	-	-	-	-	-	231,913	-	-	-	231,913
Write-off acquisition costs	-	(1,403,001)	(185,478)	(2,552,917)	-	(129,624)	-	-	(366,191)	(4,637,211)

Balance, end of year	-	3,864,669	-	19,315	-	102,289	-	-	-	3,986,273

Deferred Exploration Costs
Balance, beginning of year	-	5,712,900	574,907	2,081,035	46,006	-	-	-	13,179	8,428,027

Automobile	1,139	232	46,572	50,803	32,917	7,012	391	25	-	139,091
Camp, food and supplies	2,118	-	37,064	41,305	10,005	3,249	-	-	-	93,741
Drafting, maps and printing	54	-	2,351	212	941	389	157	-	-	4,104
Drilling	-	-	-	113,474	-	-	-	-	-	113,474
Exploration administration	3,614	4	19,235	5,264	3,352	1,930	-	-	-	33,399
Environment	-	-	-	6,601	-	-	-	-	-	6,601
Geochemistry	321	-	66,524	169,701	5,592	14,834	-	-	-	256,972
Geological consulting – Note 7	23,722	1,328	296,744	401,378	97,481	155,302	16,545	4,648	-	997,148
Other consulting	13,424	-	21,062	23,021	4,269	2,064	-	-	-	63,840
Legal and accounting	20,696	-	22,603	6,088	12,283	4,616	-	-	4,370	70,656
Licences, rights and taxes	3,526	-	33,930	89,271	1,217	23,273	-	-	-	151,217
Materials (recovery)	(610)	20	5,603	29,399	4,333	231	-	-	-	38,976
Maintenance	17	51	3,738	5,649	123	-	-	-	-	9,578
Miscellaneous	1,085	2,587	5,836	1,751	300	18	-	-	-	11,577
Medical expenses	2,687	-	11,221	11,554	2,338	6,461	469	207	-	34,937
Property investigation	-	-	381	1,549	-	11,750	-	-	-	13,680
Rent and utilities	4,247	922	20,781	20,107	3,385	1,005	-	-	-	50,447
Rental equipment	-	-	-	-	-	4,826	-	-	-	4,826
Salaries and wages	8,155	1,169	85,243	96,330	15,325	2,405	-	-	-	208,627
Shipping	1,183	476	7,896	6,060	537	212	41	-	-	16,405
Telephone and communications	108	12	18,806	24,046	3,418	1,145	16	16	-	47,567
Travel and accommodation	365	-	72,570	50,386	63,508	29,925	11,905	2,565	-	231,224

	85,851	6,801	778,160	1,153,949	261,324	270,647	29,524	7,461	4,370	2,598,087

SEE ACCOMPANYING NOTES

…/cont’d

Schedule 1 – (cont’d)

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2005

(Stated in Canadian Dollars)

									Dominican
	Guatemala		Nicaragua		Mexico		Argentina	Colombia	Republic	Year ended
	General	Mineral	General	Mineral	General	Mineral	General	General		December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Exploration	Camila	2005

	85,851	5,719,701	1,353,067	3,234,984	307,330	270,647	29,524	7,461	17,549	11,026,114

Less: write-offs	(85,851)	(249,626)	(455,399)	(386,765)	-	(85,333)	-	-	(17,549)	(1,280,523)

Balance, end of the year	-	5,470,075	897,668	2,848,219	307,330	185,314	29,524	7,461	-	9,745,591

Totals	$ -	$ 9,334,744	$ 897,668	$ 2,867,534	$ 307,330	$ 287,603	$ 29,524	$ 7,461	$ -	$ 13,731,864

SEE ACCOMPANYING NOTES

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) and PilaGold Inc. (PilaGold) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

2.

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

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

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

Property, Equipment and Amortization

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

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

f)

Financial Instruments

Under the provisions of the Canadian Institute of Chartered Accountants 3855 “Financial Instruments – Recognition and Measurement” the financial assets and liabilities of the Company are designated as other financial assets and liabilities, accordingly they are initially measured at fair value, which is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties under no compulsion to act.

Subsequent to initial measurement at fair value, any gain or loss experienced on derecognition or impairment of the asset or liability is recorded in the statement of income.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, advances and other receivables, due from related parties, accounts payable and accrued liabilities and due to related party.  Cash and cash equivalents, marketable securities, advances and other receivables, accounts payable and accrued liabilities are reported at their fair values on the balance sheet.  The fair values are the same as the carrying values due to their short-term nature.  The fair value of the amount due to and from related parties has not been disclosed due to the fact that the cash flow stream is not determinable.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

g)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded form the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

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

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

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

k)

Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put to use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.

At December 31, 2006, the fair value of the mineral properties site restoration costs is not significant.

l)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less that the carrying amount of the asset, impairment is recognized.

3.

Marketable Securities

The carrying value of marketable securities approximate their market value at December 31, 2006.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

4.

Property and Equipment

	2006
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	13,417	1,905
Trucks	195,765	122,427	73,338
Computer equipment	87,305	49,219	38,086
Furniture and equipment	170,511	82,725	87,786
Geophysical equipment	36,445	10,942	25,503
Website	4,800	3,533	1,267

	$ 613,225	$ 282,263	$ 330,962

	2005
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	10,353	4,969
Trucks	195,765	94,554	101,211
Computer equipment	78,818	37,331	41,487
Furniture and equipment	170,511	69,551	100,960
Geophysical equipment	36,445	5,160	31,285
Website	4,800	3,069	1,731

	$ 604,738	$ 220,018	$ 384,720

5.

Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. The properties in which the Company has committed to earn an interest are located primarily in Guatemala and Nicaragua, and the Company is therefore relying on title opinions by legal counsel who are basing such opinions on the laws of Guatemala and Nicaragua, respectively.

A)

Guatemala

i)

El Tambor

The El Tambor Property consists of 6 exploration concessions located in south-central Guatemala.

a)

Unidad Tipo, Santa Margarita, El Injerto and Carlos Antonio

In 2002, the Company acquired a 100% interest in the La Laguna concession, and in 2004, the Company acquired a 100% interest (subject to a 2.5% net smelter returns royalty) in the Unidad Tipo, the Santa Margarita, Tizate, El Injerto and Carlos Antonio concessions.  In 2006, the Company terminated its rights to the Tizate concession.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

5.

Mineral Properties – (cont’d)

i)

El Tambor – (cont’d)

b)

Progreso VII Concessions

The Company acquired the right to a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso II to VII Concessions under an exploration lease and option to purchase agreement dated May 7, 2002, and amended October 14, 2004, with Entre Mares De Guatemala, S.A.  The Company incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and in June 2006 purchased the Progreso VII Concession for US$250,000 (paid).  It had been mutually agreed to drop the Progreso II to VI concessions from the company’s right to purchase.  One-half of the 4% royalty may be purchased by the Company for US$2.0 million.

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

Option Agreement with Fortuna Ventures Inc. (“Fortuna”)

During the year ended December 31, 2004, the Company granted an option to Fortuna to earn a 60% interest in the El Tambor project in consideration of Fortuna incurring exploration expenditures totalling US$4,000,000 over four years.  During the year ended December 31, 2005, this agreement was terminated by Fortuna.

During the year ended December 31, 2004, the Company explored additional areas around El Tambor.  During the year ended December 31, 2005, the Company decided to discontinue further exploration on these additional areas of the project, based on its exploration results to date, and has written off $133,393 in costs.

ii)

Marimba and Holly/Banderas

a)

Marimba

At December 31, 2006, the Company held a 100% interest in the Marimba Project, which consisted of two exploration concessions, located in southeastern Guatemala covering approximately 23,500 hectares.

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and wrote-off $1,515,242 in costs to operations.  Subsequent to December 31, 2006, the Company terminated its rights to the property concessions.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

5.

Mineral Properties – (cont’d)

A)

Guatemala – (cont’d)

ii)

Marimba and Holly/Banderas – (cont’d)

b)

Holly/Banderas

The Company holds a 100% interest in the Holly/Banderas Project which consists of two exploration concessions covering approximately 48,048 hectares.

During the year ended December 31, 2005, the Company explored additional areas around Holly/Banderas and wrote-off $3,993 of these costs to operations.

Option Agreement with Glamis Gold Ltd. (“Glamis”)

During the year ended December 31, 2004, the Company entered into an agreement with Glamis, giving Glamis an option to explore and develop the Holly/Banderas and Marimba properties.  The agreement gave Glamis the right to acquire a 51% interest in the properties by spending US$4 million over a four-year period.  During the year ended December 31, 2006, Glamis terminated its option on these properties.

iii)

Regional Exploration

During the year ended December 31, 2005, deferred exploration costs incurred by the Company on various properties in Guatemala totalling $85,851 (2004: $893,643) were written off to operations, as management is not planning any further work on those properties.

B)

Nicaragua

i)

Nicaragua Concessions

Since 2003, the Company has conducted exploration on a number of mineral concessions in Nicaragua.  As at December 31, 2006, the Company had been granted title to 11 of the concessions with the remaining 13 applications for title pending.

a)

El Pavon

Joint Venture Agreement with Meridian Gold Inc. (“Meridian”)

The Company entered into a joint venture agreement with Meridian on September 22, 2004, with an effective date of May 25, 2005, giving Meridian the option to acquire a 60% interest in El Pavon which consists of 5 of the Company’s granted concessions and 4 of the applications towards earning the interest, Meridian spend a minimum of US$3.5 million in exploration expenditures within the first two years of the agreement.  In 2006, Meridian terminated its option to earn an interest in the Pavon property.

Advances and other receivables as at December 31, 2006 includes $735,523 (2005: $182,119) spent by the Company on behalf of Meridian for exploration costs incurred under this agreement.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

5.

Mineral Properties – (cont’d)

B)

Nicaragua – (cont’d)

ii)

Kuikuinita Project

In 2002, the Company acquired an option to earn a 70% interest in the Kuikuinita project which consists of three exploration concessions located in northeastern Nicaragua.

In order to earn the interest the Company was required to make cash payments totalling US$315,000 and incur US$2,000,000 in exploration expenditures.  During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and wrote-off $1,681,592 in costs to operations.

iii)

Mena Properties

In 2003, the Company was granted an option to earn a 70% interest in a series of mineral concessions in Nicaragua.  During 2005, three groups of concessions remained subject to this option, namely, Kisilala, Columbus and San Ramon.  In order to earn the interest, the Company was required to make cash payments totalling US$625,000 and incur US$2,000,000 in exploration expenditures over three year period for each concession.

By agreement dated July 20, 2004 and amended February 20, 2005, Coastport Capital Inc. (“Coastport”) was granted an option to acquire a 50% interest in the San Ramon concessions from the Company.  In order to exercise the option, Coastport was required to incur exploration expenditures of $200,000 by December 1, 2004 (incurred), a total of US$1 million by December 31, 2005, and a total of US $2 million by July 1, 2006.

As at December 31, 2005, Coastport determined that it would not continue with its option on the San Ramon concession.

Advances and other receivables as at December 31, 2006, include $44,343 (2005: $44,343) spent by the Company on behalf of Coastport for exploration costs incurred under this agreement.

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the Kisilala, Columbus and San Ramon properties and wrote-off $1,258,510 in costs to operations.

iv)

Regional Exploration

During the year ended December 31, 2006, the Company incurred and wrote-off costs on various properties in Nicaragua totalling $1,650,886 (2005: 640,877; 2004: $456,562) as management is not planning any further work on these properties.

C)

Dominican Republic

The Company had applied for by staking two concessions covering approximately 19,165 hectares known as the Camila project located in southern Dominican Republic.

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and wrote-off $383,740 in costs to operations.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

5.

Mineral Properties – (cont’d)

D)

Mexico

i)

Amatista Project

During the year ended December 31, 2005, the Company acquired the right to earn a 100% interest in the Amatista epithermal gold-silver project, a 13,735 hectare mineral exploration property within the historical mining area of San Francisco.  The owner will retain a 2% net smelter return royalty, which may be purchased for US$2,000,000.  The Company can earn 100% of the property by making cash payments totalling US$425,000 and issuing 200,000 common shares and incur US$1,750,000 in exploration expenditures.

During the year ended December 31, 2006, the Company decided, based on its exploration results to date, to do no further exploration on the property, and has written off $314,700 (2005: $Nil) in costs to operations.

ii)

La Fruita and El Mole Concessions

During the year ended December 31, 2005, the Company acquired by staking at a cost of $43,407, the La Fruita and El Mole concessions.

During the year ended December 31, 2006, the Company decided, based on its exploration results to date, to do no further exploration on the property, and has written off $136,887 (2005: $Nil) in costs to operations.

iii)

Regional Exploration

Since late 2004, the Company has explored various other properties in Mexico.  As at December 31, 2006, $897,257 (2005: $188,329; 2004: $Nil) in costs were written-off to operations as management is not planning any further work on these properties.

E)

Argentina

Since 2005, the Company has incurred data acquisition and geological consulting costs in connection with property investigations in Argentina.

During the year ended December 31, 2006, the Company decided, based on its exploration results to date, to do no further exploration on the property, and has written off $29,524 (2005: $Nil) in costs to operations.

F)

Colombia

During the year ended December 31, 2005, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Colombia.

During the year ended December 31, 2006, the Company decided, based on its exploration results to date, to do no further exploration on the property, and has written off $15,711 (2005: $Nil) in costs to operations.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

5.

Mineral Properties – (cont’d)

G)

Canada

During the year ended December 31, 2006, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Canada.

H)

Ecuador

On November 7, 2006, the Company was granted the option to acquire a 70% interest in the Cerro Colorado Property, Ecuador.  The property consists of two concessions located in Southern Ecuador.

In order to earn the interest the Company is required to:

a)

Make the following cash payments:

i)

US$100,000 on signing of the agreement (paid);

ii)

US$125,000 upon drilling on the project;

iii)

US$150,000 on or before the first anniversary of the drill date;

iv)

US$300,000 on or before the second anniversary of the drill date;

v)

US$325,000 on or before the third anniversary of the drill date.

b)

Incur exploration expenditures of US$3,000,000 on or prior to the third anniversary of the commencement of drilling on the project.

c)

Fund and deliver a feasibility study on or before the fifth anniversary of the drill date.

The Company has the right to terminate the agreement at anytime upon 90 days written notice or November 7, 2009, if the drill date has not occurred.

I)

Tanzania

During the year ended December 31, 2006, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Tanzania and has decided to do no further exploration on the property, and has written off $7,837 in costs to operations.

6.

Share Capital

Commitments

Escrow Shares

As at December 31, 2006, there are 375,000 common shares held in escrow (2005: 375,000), the release of which is subject to regulatory approval.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

6.

Share Capital – (cont’d)

Commitments – (cont’d)

Stock Options – (cont’d)

A summary of the status of the stock option plan as of December 31, 2006, 2005 and 2004 and changes during the years ending on those dates is presented below:

	2006
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, beginning of year	2,558,332	$ 0.97
Granted	2,735,000	0.70
Exercised	(75,000)	0.68
Expired/cancelled	(1,743,332)	1.09

Outstanding, end of year	3,475,000	$ 0.70

	2005
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, beginning of year	3,691,219	$ 1.05
Granted	95,000	0.68
Exercised	(162,800)	1.04
Expired/cancelled	(1,065,087)	1.20

Outstanding, end of year	2,558,332	$ 0.97

	2004
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, beginning of year	2,220,000	$ 0.91
Amalgamation with PilaGold	486,663	1.41
Granted	1,855,000	1.13
Exercised	(450,444)	0.83
Expired/cancelled	(420,000)	1.31

Outstanding, end of year	3,691,219	$ 1.05

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

6.

Share Capital – (cont’d)

Commitments – (cont’d)

Stock Options – (cont’d)

At December 31, 2006, there were 3,475,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price ($)	Expiry Date

670,000	0.68	Jan 7, 2008
50,000	1.00	Sept 2, 2009
20,000	0.68	Sept 29, 2010
2,735,000	0.70	Feb 21, 2011

3,475,000

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. A non-cash compensation charge of $1,230,750 (2005: $40,850; 2004: $1,173,784) associated with the granting of options to directors and employees has been recognized in the financial statements for the year ended December 31, 2006, with a corresponding increase to contributed surplus.

The weighted fair value of share purchase options granted during the year ended December 31, 2006 of $0.45 (2005: $0.43; 2004: $0.63) per option is estimated on the grant date using the Black-Scholes option valuation model.  The assumptions used in calculating fair value for the years ended December 31 are as follows:

	2006	2005	2004

Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility based on historical share price	76.29%	75.56%	61-68%
Risk-free interest rate	4.02%	3.92%	2.25-4.11%
Expected term in years	5 years	5 years	1-5 years

7.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Years ended December 31,
	2006	2005	2004
Expenses
Consulting fees	$ 21,346	$ 25,676	$ 15,215
Management fees	60,000	60,000	45,000
Mineral property costs:
Consulting fees	160,581	92,400	99,000

	$ 241,927	$ 178,076	$ 159,215

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

7.

Related Party Transactions – (cont’d)

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $48,528 (2005: $20,193) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $147,870 (2005: $256,649) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $17,570 (2005: $Nil) payable to a director of the Company and to an officer of the Company.

Due to related parties of $10,510 (2005: $35,129) are amounts due to a company which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

8.

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended December 31, 2004, the Company issued 1,300,000 common shares with a value of $1,937,000 as payment on the El Tambor Gold Project (Note 5).

9.

Income Taxes

The significant components of the Company's future income tax are as follows:

	2006	2005	2004

Future income tax assets:
Non-capital losses	$ 2,680,000	$ 2,700,000	$ 2,600,000
Resource expenditures	3,450,000	3,520,000	3,530,000
Capital losses	20,000	20,000	-
Timing differences	(4,560,000)	(4,680,000)	(5,670,000)
	1,590,000	1,560,000	460,000
Valuation allowance	(1,590,000)	(1,560,000)	(460,000)

	$ -	$ -	$ -

Management considers it more likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied against the future tax assets.

The Company has accumulated resource deductions of approximately $10,100,000, capital losses of approximately $120,000, and non-capital losses of approximately $7,800,000 which is available to offset taxable income of future years.  Non-capital losses begin expiring in 2007.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

10.

Commitments

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies on a month to month basis which are netted against rental expense.  The annual lease commitment under the lease is as follows:

2007	$ 125,927
2008	129,885
2009	130,245
2010	134,203

$ 520,260

11.

Comparative Figures

Certain of the comparative figures for the years ended December 31, 2005 and 2004, have been reclassified to conform with the current year’s presentation.

12.

Financial Instruments

a)

Credit risk:

For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

b)

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2006, cash totalling $336,559 (2005:  $980,603) was held in US dollars, $8,450 (2005:  $10,854) in Nicaragua Cordoba, $2,415 (2005:  $6,233) in Guatemala Quetzal and $20,001 (2005: $7,789) in Mexican Pesos.

13.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Ecuador, Guatemala, Nicaragua, Mexico and Dominican Republic.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

13.

Segmented Information – (cont’d)

Details of identifiable assets by geographic segments are as follows:

	December 31, 2006	December 31, 2005

Total Assets
Canada	$ 10,787,157	$ 13,059,538
Caymans	85,195	761,493
Ecuador	117,864	-
Guatemala	10,017,783	9,451,121
Nicaragua	3,705,119	4,055,501
Mexico	108,325	680,287
Panama	-	120,908
Other	-	36,985
Dominican Republic	1,795	1,789
	$ 24,823,238	$ 28,167,622

Property & Equipment
Canada	$ 34,874	$ 49,934
Guatemala	55,220	72,529
Nicaragua	218,416	232,617
Mexico	22,453	29,640
	$ 330,962	$ 384,720

Mineral Properties Acquisition
Ecuador	$ 113,130	$ -
Guatemala	4,142,864	3,864,669
Nicaragua	-	19,315
Mexico	-	102,289
	$ 4,255,994	$ 3,986,273

Deferred Exploration Costs
Ecuador	$ 4,734	$ -
Canada	4,129	-
Guatemala	5,753,973	5,470,075
Mexico	-	492,645
Other	-	36,985
Nicaragua	3,419,418	3,745,887
	$ 9,182,254	$ 9,745,592

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

14.

Reconciliation to United States of America Generally Accepted Accounting Principles

Accounting practices under Canadian (“CDN GAAP”) and of United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Marketable Securities

Under CDN GAAP marketable securities are recorded at lower of cost or market. Under US GAAP the Company classifies its marketable securities as “available-for-sale” and they are carried in the financial statements at their fair value equal to their quoted market price at year end. Marketable securities are classified as long-term if management does not intend to dispose of them within the subsequent year. Realized gains and losses are reported in earnings for the year while unrealized holding gains and losses are excluded from income and reported as a separate component of stockholders equity.

b)

Resource Properties

Under Canadian GAAP resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves.   The Company has expensed resource property cost as incurred and will capitalize resource property acquisition costs when it has been determined that a resource property can be economically developed as a result of a final feasibility study establishing proven and probable reserves.  Costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves. Therefore, additional expenses are required under US GAAP for the years ended December 31, 2006, 2005 and 2004.

c)

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net loss under US GAAP plus the change in cumulative translation adjustment under US GAAP. The concept of comprehensive loss does not come into effect under fiscal years beginning on or after October 1, 2006 for Canadian GAAP.

d)

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

14.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

d)

New Accounting Standards – (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

e)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP are as follows:

	Years ended December 31,
	2006	2005	2004

Net loss for the year as reported using CDN GAAP	$(4,563,806)	$(6,679,398)	$(3,908,339)
Adjustments to resource properties	(2,759,185)	(2,830,001)	(10,511,840)
Foreign currency translation	(19,187)	104,276	100,481
Write-down of marketable securities	71,561	44,452	-
Adjustment for realized gain	-	104,557	-
Write-off of exploration costs	3,052,802	5,917,734	1,350,205

Net loss for the year per US GAAP	$(4,217,815)	$(3,338,380)	$(12,969,493)
Unrealized gain (loss) from marketable securities	(71,561)	(44,452)	104,557
Foreign currency translation	19,187	(104,276)	(100,481)

Comprehensive loss for the year per US GAAP	$(4,270,189)	$(3,487,108)	$(12,965,417)

Basic loss per share per US GAAP	$ (0.08)	$ (0.07)	$ (0.29)

Weighted average number of shares outstanding per US GAAP	52,991,262	52,898,829	44,916,963

Radius Gold Inc.

An Exploration Stage Company

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

14.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

e) – (cont’d)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2006	2005

Total assets per CDN GAAP	$24,823,238	$28,167,622
Adjustments for resource properties	(13,438,248)	(13,731,865)

Total assets per US GAAP	11,384,990	14,435,757

Total liabilities per CDN and US GAAP	(224,199)	(286,527)

	$11,160,791	$14,149,230

Deficit, per CDN GAAP	$(21,330,517)	$(16,766,711)
Adjustments to resource properties	(13,438,248)	(13,731,865)
Foreign currency translation	185,570	204,757
Write-down of marketable securities	116,013	44,452
Deficit, per US GAAP	(34,467,182)	(30,249,367)

Contributed surplus per CDN GAAP	3,443,487	2,244,987
Foreign currency translation loss	(185,570)	(204,757)
Unrealized loss from marketable securities	(116,013)	(44,452)
Comprehensive income per US GAAP	3,141,904	1,995,778

Share capital per Canadian and US GAAP	42,486,069	42,402,819

	$11,160,791	$14,149,230

	Years ended December 31,
Statements of Cash Flows	2006	2005	2004

Cash flows used in operating activities per CDN GAAP	$(773,197)	$(362,621)	$(2,074,166)
Adjustments for mineral properties	(2,759,185)	(2,830,001)	(3,304,848)

Cash flows used in operating activities per US GAAP	(3,532,382)	(3,192,622)	(5,379,014)

Cash flows provided by (used in) investing activities per CDN GAAP	232,340	(2,846,811)	(9,372,674)
Adjustments for mineral properties	2,759,185	2,830,001	3,304,848

Cash flows used in investing activities per US GAAP	2,991,525	(16,810)	(6,067,826)

Cash flows from financing activity per Canadian and US GAAP	51,000	255,140	1,040,199

Decrease in cash per US GAAP	$(489,857)	$(2,954,292)	$(10,406,641)

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2007

By  /s/ Simon Ridgway

Simon Ridgway,

President and Chief Executive Officer