Form 20-F/A
period 2007-06-29
RADIUS GOLD INC.
filed 2007-11-05
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

AMENDMENT No. 1

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

001-32556

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

Index to Exhibits on Page 53

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
			2

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

D.

Property and Equipment

The Company holds rights to properties in Guatemala, Nicaragua and Mexico, as set out in the following map and more particularly described below:

N
Banderas
Tambor
El Trebol
Natividad
San Pedro
La India
Radius Gold Inc.
Radius Gold Inc.
Project Map

Guatemala

In Guatemala, exploration concessions are granted for an initial period of three years.  Thereafter, an extension of two years may be obtained, and then a final extension of two years, for a total of seven years.  Thereafter, the concession is either converted to an exploitation concession, or forfeited.

In order to keep its properties in Guatemala in good standing, the Company must pay filing fees to the Guatemala government, paid annually in advance, equal to US$48.81 per square kilometer, or fraction thereof, for the first three years after the granting of a concession, and US$97.62 per square kilometer, or fraction thereof, for the fourth and fifth years, if so extended, and US$146.43 per square kilometer, or fraction thereof, for the sixth and seventh years, if so extended.  The Company must also file annual exploration reports.

1.

Tambor Project

The Tambor Property consists of 5 exploration concessions located in south-central Guatemala as set out in the following map:

Radius Gold Inc.
Tambor Concessions
N
770000
775000
780000
785000
1640000
1635000
1630000
UNIDAD TIPO
EL INJERTO
SANTA MARGARITA
LA LAGUNA
CARLOS ANTONIO
PROGRESSO VII
0
1
2
3
Kilometers

The concessions are described as follows:

Name	Size (Acres)	Expiry Date

Santa Margarita (includes former concession Unidad Tipo)	5,189.18	Extension to Feb. 4, 2009 requested
Carlos Antonio	889.57	November 11, 2007
El Injerto	123.55	October 31, 2007
La Laguna	494.21	October 29, 2007
Progeso VII	9,172.97	November 6, 2008
	15,869.48

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

Radius is conducting an underground exploration program at the Tambor Project in Guatemala. Tambor hosts an orogenic lode gold belt, discovered by Radius in 2000.

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

In December 2003, Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado completed a NI43-101 compliant gold resource estimate for the Tambor Gold Project. George A. Armbrust, PhD., a consulting geologist and a Registered Geologist with the State of Wyoming (PG-2903), is the Qualified Person responsible for the preparation of the technical report. The CAM report serves as an independent report prepared by a Qualified Person as defined by the Canadian National Instrument 43-101 and the Companion Policy 43-101CP.  The definitions of the measured, indicated and inferred resources conform to CIM Guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000.

To assess the mineable continuity of a deposit and hence how far resources may reasonably be projected, CAM used indicator variograms at an approximate mining cutoff.  For purposes of the initial resource assessment, a cutoff grade of 0.3 g/t Au was selected.  The 0.3 cutoff grade assumes a relatively low cost heap leach processing scenario.  It should be noted that selection of a final cutoff for the deposit will require detailed metallurgical metallurgical testing.

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

Core drilling in 2003 defined a NI43-101 resource estimate of 57,800 ounces gold in the indicated category, and 216,200 ounces gold in the inferred category (see Radius press release dated December 10, 2003). according to the independent resource estimate prepared by George A. Armbrust, Ph.D. CPG,  Kenneth L. Meyer, Robert L. Sandefur P.E. and William Walker, PhD of CAM. This resource was established within a 1km strike length of a soil anomaly that is consistent for over 14 km.

Sample Collection, Preparation and Analysis

A rigorous Quality Assurance/Quality Control approach was adopted by Goldfields throughout the programme and all data supplied to Radius was reviewed by Gregory Smith, a Qualified Person according to Ni 43-101 to ensure reliable results. Samples were prepared at Rocky Mountain Geochemical/BSi Inspectorate Laboratories in Guatemala City. BSi is a subsidiary of Inspectorate America Corporation, a ISO 9002-certified laboratory. Rock samples were crushed to minus 10 mesh and a 300 gramme sub-sample was pulverized to minus 200 mesh. These Pulps were flown to Reno, Nevada for analayis at Rocky Mountains’ geochemical laboratory. Gold was assyed by a 30g Fire Assay/Atomic Absorption and for 30 additional elements by aqua regia ICP. All rock samples returning >1 g/t Au were subsequaently re-assayed by 30 gramme fire assay with gravimetric finish. Sample standards, blanks and duplicates account for approximately 10 percent of samples which were inserted into the sample stream, and duplicate samples were also sent to a second laboratory for gold check analysis. Goldfields also completyed metallic sieve analysis on selected mineralsied intervals from Guapinol South drilling and results indicated that normal for assays are good indicators of the total gold content of the samples.

Future Exploration

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

After reviewing the data, Management concluded that the best way to advance the Tambor Project is via an underground drifting program on the Guapinol South zone.  Drill intercepts in this area cut zones carrying up to 80 g/t Au over 5m.  The objective was to expose the high grade core of the main quartz shoots to test for strike extent and consistency of grade, to determine if the shoots plunge, and to extract a bulk sample.  The new structural information gained from the underground work may be used to further evaluate the known mineralized zones and targets within the Tambor belt.  Targets for further exploration include two parallel east-west trending 0.05 g/t gold-in-soil anomalies over a 7km trend between Laguna North and Guapinol South.  Permitting and planning for the underground test program was completed early in Q1 2007.

The work done has demonstrated the strike continuity of the structure and the persistence of the high gold-grades in the quartz bodies.  The interpreted easterly plunge of the vein would therefore suggest that the mineralization remains open to the west.  A bulk sample from the vein in the adit has been collected and will be sent for metallurgical testing to determine the amenability of the ore for gold recovery.

Current work at Tambor is being performed under the supervision of Mr. David Cass, Radius’s Vice-President of Exploration. All sample preparation and analyses is conducted by CAS Laboratories in Tegucigalpa, Honduras, with check assays undertaken by Acme Laboratories in Vancouver.  Samples are analyzed for Au, using a 30 gram pulp with Fire Assay, AA finish.

All work is being funded from Radius’s existing cash resources.  Approximately 250 meters of the underground work program has been completed, with a further 80 meters planned at an estimated cost of $63,000 and expected to be completed within several months.

There has been no mining surface or mining underground development conducted at Tambor other than surface exploration trenching of soil anomalies.

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

(b)

Holly/Banderas Project

The Company holds a 100% interest in the Holly/Banderas Project which consists of two exploration concessions more particularly described as follows:

Name	Size (Acres)	Expiry Date

La Joya II	23,350.76	Extension to Feb. 26, 2009 requested
El Dorado	4,941.93	Extension to July 5, 2009 requested
	28,292.69

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

Nicaragua

In Nicaragua, concessions are granted for 25 years.  In order to keep its properties in good standing the Company must pay yearly filing fees as follows:

Year	US$ per hectare per year

1	$0.25
2	$0.75
3, 4	$1.50
5, 6	$3.00
7, 8	$4.00
9, 10	$8.00
11 – 25	$12.00

One-half of each yearly payment must be paid in January and the second half in July.  The Company must also file annual exploration reports.

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

The San Pedro Project is comprised on one concession, as shown on the following map:

San Pedro Concession
740000
760000
780000
1440000
1420000
N
Carol
0
2
4
6
Kilometers

The concession covers 19,250 hectares and expires on April 22, 2029.

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

2.

Natividad Project

Natividad is located in central Nicaragua, a 5 hour drive from Managua and about 1 hour from the town of Waslala.  It outcrops on a main road and access to most parts of the project area is possible by foot or on horse back.  It is located in a hilly agricultural region largely given over to cattle grazing.  The original forest cover has been cut down over many years by slash and burn farmers.  The Natividad property consists of seven granted concessions and one application, as set out in the below map:

650000
700000
1500000
1450000
N
La Rowena
La Esperanza
Natividad II
Natividad
El Progreso
Geminis
El Milagro I
El Milagro II
Radius Gold Inc.
Natividad Concession
0 5 10 15
Kilometers

The concessions are described as follows:

Granted Concessions Name	Size (Hectares)	Expiry Date

La Esperanza	48,838.75	September 10, 2029
Natividad	10,906.25	January 21, 2028
Natividad II	40,524.35	September 23, 2028
El Milagro I	16,483.96	July 24, 2028
El Milagro II	43,131.59	July 28, 2028
Geminis	37,325.75	January 21, 2028
El Progreso	29,173.34	February 6, 2029

Concession Application Name	Size (Hectares)	Expiry Date

La Rowena	45,039.50	August 8, 2003

Total size:	271,423.49

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

In January, 2007, Meridian completed its work at Natividad.  No further results of interest were received and Meridian informed the Company that it was withdrawing from the Natividad joint venture once the camp and drill pads have been rehabilitated.  This work should be completed by July 2007 and the property and all data will be returned to the Company.  The Company is not planning any further work on this property at this time.

No Resource or Reserve has been defined within the Natividad Project.  No underground exploration has occurred on the Natividad Project.  No surface equipment or plant exists at the Natividad Project.

3.

India Norte Property

The Company’s teams recently discovered a new, potentially significant vein system in northwest Nicaragua called the India Norte vein system, consisting of two granted concessions and three applications as set out in the following map:

La India Norte Concessions
560000
580000
600000
1440000
1420000
N
Las Nubes
El Jade
Andrea
San Gabriel
La Pita
0
2
4
6
Kilometers

The concessions are described as follows:

Granted Concession Name	Size (Hectares)	Expiry Date

Andrea	5,800.30	February 24, 2031
San Gabriel	2,790.00	September 6, 2031

Concession Application Name	Size (Hectares)	Application Date

La Pita	1,569.44	March 29, 2006
El Jade	5,786.32	September 22, 2006
Las Nubes	26,586.00	January 23, 2007

Total size:	42,532.06

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

There is reason to believe that the Company’s work to date has identified the upper parts of an extension to the formerly productive La India vein system.  In La India mining camp the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by the Company at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, indicating significant potential for economic gold-bearing veins at deeper levels.  A drill plan has been prepared and a drill permit application has been filed with the relevant authorities.  The Company is currently seeking a joint venture partner to further advance this property.

No Resource or Reserve has been defined within the India Norte Property.  No underground exploration has occurred on the India Norte Property.  No surface equipment or plant exists at the India Norte Project.

4.

Trébol Property

The Trébol Property is comprised of two concession applications located within the Region Autonoma Atlantico Norte in northeastern Nicaragua, as set out in the following map:

El Trebol Project
N
840000
860000
880000
1580000
1560000
El Trébol
La Amapola
0
2
4
6
Kilometers

The concession applications are described as follows:

Name	Size (Hectares)	Expiry Date

La Amapola	36,400.00	August 28, 2006
El Trebol	30,266.60	October 26, 2006
	66,666.60

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

This prospect is located in a remote region of northern Nicaragua where environmental and social issues must be considered at every stage of the development.  The Company’s exploration team is therefore establishing an exploration camp and will work closely with the local communities at each step of the exploration program to ensure broad community support for the work.  Further geological work is planned including mapping, prospecting and excavating of more trenches, in order to define the size of the mineralized system to be conducted over approximately several months, at an estimated cost of $20,000.  All work is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Trébol Property.  No underground exploration has occurred on the Trébol Property.  No surface equipment or plant exists at the Trébol Property.

Ecuador

Cerro Colorado Project

The Cerro Colorado Project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca.  It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets:

1.

Cerro Colorado is a 200m diameter hill with abundant pervasive silicification and was Newmont’s main target area.  The area has been tentatively interpreted as being at the roots of a large silica “Yanacocha-type” system.  A total of 131 grab and chip rock samples averaged 0.31 g/t Au, with values from trace to 2.7g/t Au.  The size of the alteration and the extent of the silicification make Cerro Colorado a high priority drill target.

2.

The Reservoir anomaly is located at the north end of the greater Cerro Colorado project area.  The anomaly consists of poorly outcropping sub vertical ribs of spongy silica with anomalous gold values.  A total of 27 rock samples averaged 0.16 g/t Au with values from trace to 1.1 g/t Au.  The main drill target consists of outcrops of altered limonitized and silicified ignimbrite which assays from trace to 1.1 g/t Au

3.

The Bola Rumi zone is situated 5km south of Cerro Colorado and consists of silica replacements within schistose Paleozoic or younger rocks.  Gold values from 69 samples averaged 1.14 g/t Au, with values from trace to 4.5 g/t Au.  Quartz replacements occur for roughly 1km along strike.  The Balo Rumi target also contains the highest silver values returned from Cerro Colorado with several values of up to 60g/t returned from the western end of the Bola Rumi area.  This is quite distinct from the other anomalies, where Ag values are low (<5g/t).

The extensive distribution of silica zones at Cerro Colorado with anomalous Au As, Hg, Sb and Cu values related to silica-alunite alteration are indicative of a “high sulphidation” epithermal systems and is prospective for gold and silver.

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

Management believes this project fits well with the specific exploration, social and environmental skills that Radius’s team has developed in Central and Latin America over the last decade.  The Company’s initial work at Cerro Colorado has focused on community relations to secure permission from the local community to drill the project.  Community liaison is continuing and we have engaged local Ecuadorian specialists to consult with the local community on the Company’s behalf.

Community permissions have not been obtained at the time of writing, and no field work is planned until community permissions are granted.  All work is being funded from Radius’s existing cash resources.

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

c)

Marketable Securities

Marketable securities are recorded at the lower of cost or market value and have been classified as “available-for-sale”.  The carrying value of marketable securities approximates their market value at December 31, 2006.  The portfolio of marketable securities consists of Government of Canada bonds with a yield range of 3.99%-4.28%, corporate bonds with a yield range of 4.33%-4.82%, and preferred equities.  All these marketable securities have been rated AAA or AA.

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

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, advances and other receivables, due from related parties, accounts payable and accrued liabilities and due to related party.  Cash and cash equivalents, advances and other receivables, accounts payable and accrued liabilities are reported at their fair values on the balance sheet.  The fair values are the same as the carrying values due to their short-term nature.  The fair value of the amount due to and from related parties has not been disclosed due to the fact that the cash flow stream is not determinable.

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

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	High	Low
2006	$0.95	$0.31
2005	$1.69	$0.51
2004	$1.85	$0.88
2003	$2.03	$0.63
2002	$1.65	$0.63

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2007
Period Ended	High	Low
March 31, 2007	$0.73	$0.39
December 31, 2006	$0.59	$0.31
September 30, 2006	$0.68	$0.44
June 30, 2006	$0.95	$0.62
March 31, 2006	$0.92	$0.62
December 2005	$0.80	$0.51
September 30, 2005	$1.50	$0.61
June 30, 2005	$1.45	$1.15
March 31, 2005	$1.69	$1.21

High and Low Prices for the Most Recent Six Months
Period	High	Low
May 2007	$0.66	$0.50
April 2007	$0.58	$0.49
March 2007	$0.60	$0.52
February 2007	$0.73	$0.46 40
January 2007	$0.56	$0.39
December 2006	$0.56	$0.45

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

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days before the filing of this annual report and as of the date of this annual report.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

Changes in Internal Controls Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over the financial reporting of the Company.  The management of the Company, including the President, has reviewed whether or not there have been any changes in internal controls or in other factors that could affect the internal controls of the Company subsequent to the date of their most recent evaluation.  Based on that review, the President has concluded that there have been no such changes as of December 31, 2006.

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

Schedule I – (cont’d)

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

for the year ended December 31, 2005

(Stated in Canadian Dollars)

									Dominican
	Guatemala		Nicaragua		Mexico		Argentina	Colombia	Republic
	General	Mineral	General	Mineral	General	Mineral	General	General
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Exploration	Camila
Acquisition Costs
Balance, beginning of year	$ -	$ 5,267,670	$ 185,478	$ 2,572,232	$ -	$ -	$ -	$ -	$ 366,191

Cash	-	-	-	-	-	231,913	-	-	-
Write-off acquisition costs	-	(1,403,001)	(185,478)	(2,552,917)	-	(129,624)	-	-	(366,191)

Balance, end of year	-	3,864,669	-	19,315	-	102,289	-	-	-

Deferred Exploration Costs
Balance, beginning of year	-	5,712,900	574,907	2,081,035	46,006	-	-	-	13,179

Automobile	1,139	232	46,572	50,803	32,917	7,012	391	25	-
Camp, food and supplies	2,118	-	37,064	41,305	10,005	3,249	-	-	-
Drafting, maps and printing	54	-	2,351	212	941	389	157	-	-
Drilling	-	-	-	113,474	-	-	-	-	-
Exploration administration	3,614	4	19,235	5,264	3,352	1,930	-	-	-
Environment	-	-	-	6,601	-	-	-	-	-
Geochemistry	321	-	66,524	169,701	5,592	14,834	-	-	-
Geological consulting – Note 7	23,722	1,328	296,744	401,378	97,481	155,302	16,545	4,648	-
Other consulting	13,424	-	21,062	23,021	4,269	2,064	-	-	-
Legal and accounting	20,696	-	22,603	6,088	12,283	4,616	-	-	4,370
Licences, rights and taxes	3,526	-	33,930	89,271	1,217	23,273	-	-	-
Materials (recovery)	(610)	20	5,603	29,399	4,333	231	-	-	-
Maintenance	17	51	3,738	5,649	123	-	-	-	-
Miscellaneous	1,085	2,587	5,836	1,751	300	18	-	-	-
Medical expenses	2,687	-	11,221	11,554	2,338	6,461	469	207	-
Property investigation	-	-	381	1,549	-	11,750	-	-	-
Rent and utilities	4,247	922	20,781	20,107	3,385	1,005	-	-	-
Rental equipment	-	-	-	-	-	4,826	-	-	-
Salaries and wages	8,155	1,169	85,243	96,330	15,325	2,405	-	-	-
Shipping	1,183	476	7,896	6,060	537	212	41	-	-
Telephone and communications	108	12	18,806	24,046	3,418	1,145	16	16	-
Travel and accommodation	365	-	72,570	50,386	63,508	29,925	11,905	2,565	-

	85,851	6,801	778,160	1,153,949	261,324	270,647	29,524	7,461	4,370

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

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, advances and other receivables, due from related parties, accounts payable and accrued liabilities and due to related party.  Cash and cash equivalents, advances and other receivables, accounts payable and accrued liabilities are reported at their fair values on the balance sheet.  The fair values are the same as the carrying values due to their short-term nature.  The fair value of the amount due to and from related parties has not been disclosed due to the fact that the cash flow stream is not determinable.

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

The weighted fair value of share purchase options granted during the year ended December 31, 2006 of $0.45 (2005: $0.43; 2004: $0.63) per option is estimated on the grant date using the Black-Scholes option valuation model.  The assumptions used in calculating fair value for the years ended December 31 are as follows:

	2006	2005

Expected dividend yield	0.0%	0.0%
Expected volatility based on historical share price	76.29%	75.56%
Risk-free interest rate	4.02%	3.92%
Expected term in years	5 years	5 years

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

Dated: November 2, 2007

By  /s/ Simon Ridgway

Simon Ridgway,

President and Chief Executive Officer