Form 20-F/A
period 2007-06-29
RADIUS GOLD INC.
filed 2008-05-15
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

AMENDMENT No. 2

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

Yes     No   X     N/A

Index to Exhibits on Page 53

#

- i -

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

- ii -

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

- iii -

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

- iv -

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

- v -

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

- vi -

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

- vii -

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

- viii-

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

1.

Tambor Project

The Tambor Property consists of 5 exploration concessions located in south-central Guatemala as set out in the following map:

The concessions are described as follows:

Name	Size (Acres)	Expiry Date

Santa Margarita (includes former concession Unidad Tipo)	5,189.18	Extension to Feb. 4, 2009 requested
Carlos Antonio	889.57	November 11, 2007
El Injerto	123.55	October 31, 2007
La Laguna	494.21	October 29, 2007
Progreso VII	9,172.97	November 6, 2008
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

To assess the mineable continuity of a deposit and hence how far resources may reasonably be projected, CAM used indicator variograms at an approximate mining cutoff.  Using reasonable economic criteria in effect when the resource estimate was prepared in late 2003 of:  a gold price of $250 per ounce; gold recovery of 70% for a heap leach operation; and an operating cost of $4.00 per tonne, results in a calculated economic cutoff grade of 0.5 g/t Au.  For purposes of the initial resource assessment, a cutoff grade of 0.3 g/t Au was selected.

CAM is of the opinion that using a cutoff grade of 0.3 g/t Au is appropriate for resource estimation because of the demonstrated continuity of gold mineralization at this grade.  Material included in the resource having a grade between 0.3 g/t Au and 0.5 g/t Au can be considered internal dilution that may need to be mined with the ore.  The average grade of the resource estimate at the 0.3 g/t Au cutoff is 2.83 g/t Au, well above the economic cutoff grade. It should be noted that selection of a final cutoff for the deposit will require detailed metallurgical testing.

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

(b)

Holly/Banderas Project

The Company holds a 100% interest in the Holly/Banderas Project which consists of two exploration concessions more particularly described as follows:

Concession Name	Size (Acres)	Expiry Date

La Joya II	23,350.76	Extension to Feb. 26, 2009 requested
El Dorado	4,941.93	Extension to July 5, 2009 requested
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

Nicaragua

In Nicaragua, concessions are granted for 25 years.  In order to keep its properties in good standing the Company must pay yearly filing fees as follows:

Year	US$ per hectare per year

1	$0.25
2	$0.75
3, 4	$1.50
5, 6	$3.00
7, 8	$4.00
9, 10	$8.00
11 - 25	$12.00

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

2.

The Reservoir anomaly is located at the north end of the greater Cerro Colorado project area.  The anomaly consists of poorly outcropping sub vertical ribs of spongy silica with anomalous gold values.  The main drill target consists of outcrops of altered limonitized and silicified ignimbrite.

3.

The Bola Rumi zone is situated 5km south of Cerro Colorado and consists of silica replacements within schistose Paleozoic or younger rocks.  Quartz replacements occur for roughly 1km along strike.  The Balo Rumi target also contains the highest silver values returned from Cerro Colorado.  This is quite distinct from the other anomalies, where Ag values are low (<5g/t).

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

Changes in Internal Controls Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over the financial reporting of the Company.  The management of the Company, including the President, has reviewed whether or not there have been any changes in internal controls or in other factors that could affect the internal controls of the Company subsequent to the date of their most recent evaluation.  Based on that review, the President has concluded that there have been no such changes.

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

Dated: May 14, 2008

By  /s/ Simon Ridgway

Simon Ridgway,

President and Chief Executive Officer