Form 20-F
RADIUS GOLD INC.
filed 2008-06-30
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

53,548,488 Common Shares, no par value

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

Large accelerated filer ___  Accelerated filer  ___ Non-accelerated filer    X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued

Other [ X]

by the International Accounting Standards Board [  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   X   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     No   X     N/A

Index to Exhibits on Page 67

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

- viii -

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

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal years ended December 31, 2007, 2006 and 2005 and as at December 31, 2007, 2006 and 2005 was extracted from financial statements of the Company which were audited by BDO Dunwoody LLP (formerly Amisano Hanson), Chartered Accountants.

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

Canadian GAAP

Under Canadian GAAP resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves.  The Company has expensed resource property costs as incurred and will capitalize resource property acquisition costs when it has been determined that a resource property can be economically developed as a result of a final feasibility study establishing proven and probable reserves.  Costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves.  Therefore, additional exploration expenses are required under US GAAP for the years ended December 31, 2007, 2006 and 2005.

The following information has been reconciled for U.S. GAAP.  See Note 17 to the Consolidated Financial Statements of the Company.

	(CDN$ in 000, except per share data)
	As at 12/31/07	As at 12/31/06	As at 12/31/05	As at 12/31/04	As at 12/31/03
Working Capital	6,896	10,830	13,765	17,071	14,795
Resource Properties (Cdn GAAP)	15,923	13,438	13,732	16,820	7,657
Resource Properties (US GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	0	0	0	0	0
Shareholder’s Equity (Cdn GAAP)	(23,109)	(24,599)	(27,881)	(34,265)	(22,606)
Shareholders’ Equity (US GAAP)	(7,186)	(11,161)	(14,149)	(17,445)	(14,948)
Total Assets (Cdn GAAP)	23,481	24,823	28,168	34,612	23,108
Total Assets (US GAAP)	7,557	11,385	14,436	17,792	15,450

Revenue	0	0	0	0	0
Net Income(Loss) (Cdn GAAP)	(2,278)	(4,564)	(6,679)	(3,908)	(1,722)
Earnings(Loss) Per Share (Cdn GAAP)	(0.04)	(0.09)	(0.13)	(0.09)	(0.06)
Net Income(Loss) (US GAAP)	(4,762)	(4,199)	(3,442)	(13,070)	(2,666)
Earnings (Loss)Per Share (US GAAP)	(0.09)	(0.08)	(0.07)	(0.29)	(0.09)
Dividends Per Share (Cdn GAAP)	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtd.Avg.No.Shares (Cdn GAAP)	53,426	52,991	52,899	44,917	28,446
Wtd.Avg.No.Shares (US GAAP)	53,426	52,991	52,899	44,917	28,446

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 25, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.0134.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended May 31, 2008	$1.0187	$0.9840
Month ended April 30, 2008	$1.0268	$1.0021
Month ended March 31, 2008	$1.0275	$0.9841
Month ended February 28, 2008	$1.0188	$0.9717
Month ended January 31, 2008	$1.0294	$0.9905
Month ended December 31, 2007	$1.0216	$0.9784

Average
Fiscal year ended December 31, 2007	$1.0742
Fiscal year ended December 31, 2006	$1.1307
Fiscal year ended December 31, 2005	$1.2083
Fiscal year ended December 31, 2004	$1.3015
Fiscal year ended December 31, 2003	$1.4015

B.

Capitalization and Indebtedness.

Not Applicable

C.

Reasons for the Offer and Use of Proceeds.

Not Applicable

D.

Risk Factors.

No Guarantee of Success of Business

There is no assurance that the business of the Company will be successful.

Foreign Countries and Regulatory Requirements

The mineral projects in which the Company has an interest are located in Nicaragua, Guatemala, Mexico, Peru and Ecuador.  Mineral exploration and mining activities in these countries may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.  For a description of recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, see Item 4, Information on the Company, Section D, Property and Equipment, “Ecuador – Cerro Colorado Project” herein.

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

B.

Business Overview.

The Company is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  In 1999, the Company changed its focus to Latin America and acquired property interests in Mexico and Guatemala.  In February, 2001, the Company and its joint venture partner, Barrick Gold Corporation, decided to discontinue exploration work on the El Salitre Project in Mexico.  In 2003, the Company commenced exploration in Nicaragua, and in 2004, the Company returned to Mexico to investigate several prospective properties.  In 2005, the Company conducted property investigations in Colombia and Argentina, and in 2006, acquired an interest in a property in Ecuador.  In 2007, the Company was granted options to acquire interests in several properties in Peru.

Currently, the Company has property interests in Guatemala, Nicaragua, Mexico, Peru and Ecuador.  Its exploration activities are largely focused in Nicaragua, Peru and Mexico, with some ongoing activity in Guatemala.  (See Property and Equipment, below, and Note 5, Notes to the Financial Statements).

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

Name	Date of Incorporation	Jurisdiction	Percentage Owned

Exploraciones Minera de Guatemala, S.A.	July 5, 1996	Guatemala	100%
Minerales Sierra Pacifico, S.A.	November 17, 1999	Guatemala	100%
Minerales de Nicaragua S.A.	November 18, 2002	Nicaragua	100%
Radius (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%
Pavon (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%
Geometalos Del Norte-Geonorte, S.A. de C.V.	May 2, 2005	Mexico	100%
Radius Peru S.A.C.	May 4, 2007	Peru	100%

D.

Property and Equipment

The Company holds rights to properties in Guatemala, Nicaragua, Mexico, Peru and Ecuador, as set out in the following maps and more particularly described below:

Central America

South America

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

1.

Tambor Project

The Tambor Property consists of 5 exploration concessions located in south-central Guatemala as set out in the following map:

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

Santa Margarita (includes former concession Unidad Tipo)	100.00	February 4, 2009
Carlos Antonio	335.00	November 11, 2009
El Injerto	45.00	extension to October 31, 2009 requested
La Laguna	187.50	October 29, 2009
Progreso VII	3,712.19	November 6, 2008
	6,379.69

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

In January 2004, the Company obtained a National Instrument 43-101 Technical Report compliant gold resource estimate on the Tambor Project for Radius.  There are no material changes to the property since the date of this report.  The Technical Report has been filed in SEDAR.com.  The following is a summary of the Technical Report.

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

The Tambor property received progressively more-detailed work programs between 2000 and 2003. The bulk of the work was completed by Gold Fields Ltd. who formed a joint venture with The Company in 2001 to explore the property.  The initial exploration program included the establishment of 100 line-kilometers of grid and soil sampling.  A total of 3,958 soil samples were collected over an 11 square kilometer area.  The grid area was also geologically mapped and over 1,400 rocks samples were collected along the 7-kilometer gold trend.

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

In late 2003, the Company commissioned the calculation of a resource estimate on Tambor which was completed in January 2004 (see above).

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

During late 2006, the Company initiated the planning and development of an underground exploration adit on the Guapinol zone at Tambor.  In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol.  The primary objective of the underground work was to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  In July 2007, the exploration adit intersected the target vein as planned 202.1m into the hill.  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40m (includes 0.2m of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28m)

• 77.7 g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

In order to understand the continuity of the mineralized structure and plunge of the vein, four crosscuts were excavated underground: 2 parallel and to the west of the main drift (CW-1 & 2), and 2 parallel and to the east of the main drift (CE1 & 2).  All four cross cuts intercepted the zone and confirmed the continuity of the shoot and demonstrated the assumed easterly-dipping plunge to the high grade mineralized.

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

The NI43-101 compliant gold resource estimate for the Tambor Gold Project.  Tambor contains 216,000 ounces of gold in inferred resources and 57,800 ounces in indicated resources.  The definitions of the measured, indicated and inferred resources conform to CIM Guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000.

To assess the mineable continuity of a deposit and hence how far resources may reasonably be projected, the estimate used indicator variograms at an approximate mining cutoff.  Using reasonable economic criteria in effect when the resource estimate was prepared in late 2003 of:  a gold price of $250 per ounce; gold recovery of 70% for a heap leach operation; and an operating cost of $4.00 per tonne, results in a calculated economic cutoff grade of 0.5 g/t Au.  For purposes of the initial resource assessment, a cutoff grade of 0.3 g/t Au was selected.

A cutoff grade of 0.3 g/t Au is considered appropriate for resource estimation because of the demonstrated continuity of gold mineralization at this grade.  Material included in the resource having a grade between 0.3 g/t Au and 0.5 g/t Au can be considered internal dilution that may need to be mined with the ore.  The average grade of the resource estimate at the 0.3 g/t Au cutoff is 2.83 g/t Au, well above the economic cutoff grade. It should be noted that selection of a final cutoff for the deposit will require detailed metallurgical testing.

The resource estimate is tabulated below:

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

Sample Collection, Preparation and Analysis

A rigorous Quality Assurance/Quality Control approach was adopted by Goldfields throughout the programme and all data supplied to Radius was reviewed by a Qualified Person according to Ni 43-101 to ensure reliable results. Samples were prepared at Rocky Mountain Geochemical/BSi Inspectorate Laboratories in Guatemala City. BSi is a subsidiary of Inspectorate America Corporation, a ISO 9002-certified laboratory. Rock samples were crushed to minus 10 mesh and a 300 gramme sub-sample was pulverized to minus 200 mesh. These Pulps were flown to Reno, Nevada for analayis at Rocky Mountains’ geochemical laboratory. Gold was assyed by a 30g Fire Assay/Atomic Absorption and for 30 additional elements by aqua regia ICP. All rock samples returning >1 g/t Au were subsequaently re-assayed by 30 gramme fire assay with gravimetric finish. Sample standards, blanks and duplicates account for approximately 10 percent of samples which were inserted into the sample stream, and duplicate samples were also sent to a second laboratory for gold check analysis. Goldfields also completed metallic sieve analysis on selected mineralized intervals from Guapinol South drilling and results indicated that normal for assays are good indicators of the total gold content of the samples.

Future Exploration

In February 2008, the Company announced the results of metallurgical testwork performed on a 90kg sample collected from underground workings.  The results were very encouraging and confirm the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

In June 2008, the Company has signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) to develop the Tambor Project.  The agreement calls for an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  Metallurgical test work by both Gold Fields and Radius indicates that most of the gold is coarse and free milling, and recoveries of up to 66 percent can be achieved using gravity concentration alone.

KCA can earn a 51% interest in Tambor by spending a total of $6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less $2 million.  At that point, Radius will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

The first phase of work to be conducted by KCA at Tambor will entail the commencement of permitting activities and some surface exploration.

There has been no mining surface development conducted at Tambor other than surface exploration trenching of soil anomalies.

2.

Banderas Project

The Company holds a 100% interest in the Banderas Project which consists of two exploration concessions more particularly described as follows:

Concession Name	Size (Hectares)	Expiry Date

La Joya II	9,449.52	February 26, 2009
El Dorado	2,000.00	July 5, 2009
	11,449.52

During the year ended December 31, 2004, the Company entered into an agreement with Glamis, giving Glamis an option to explore and develop the Banderas and Marimba properties.  The agreement gave Glamis the right to acquire a 51% interest in the properties by spending US$4 million over a four-year period.  During the year ended December 31, 2006, Glamis terminated its option on these properties.

During the year ended December 31, 2005, the Company explored additional areas around the Banderas Project and wrote-off $3,993 of these costs to operations.  The Company is not currently planning to do any exploration work on this project.

No Resource or Reserve has been defined within the Banderas Project.  No underground exploration has occurred on the Banderas Project.  No surface equipment or plant exists at the Banderas Project.

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

The concession covers 5,356 hectares and expires on November 9, 2029.

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

By letter agreement dated February 18, 2008 the Company signed an agreement, subject to due diligence, to option the San Pedro project in Nicaragua to Vannessa Ventures Ltd. (“Vannessa”).  Under the terms of the agreement, Vannessa can acquire a 50% interest in the Project by spending a cumulative US$3,000,000 on exploration expenditures on the Project over a period of four years.  Once Vannessa has exercised its option, Vannessa can earn an additional 20% by funding a bankable feasibility study, or may opt to further develop the property under a 50:50 joint venture with the Company.  In the event that either party elects not to contribute, then standard dilution clauses will apply and if either party’s interest drops below 10%, this will be converted into a 1% net smelter royalty.

No Resource or Reserve has been defined within the San Pedro Project.  No underground exploration has occurred on the San Pedro Project.  No surface equipment or plant exists at the San Pedro Project.

2.

Natividad Project

Natividad is located in central Nicaragua, a 5 hour drive from Managua and about 1 hour from the town of Waslala.  It outcrops on a main road and access to most parts of the project area is possible by foot or on horse back.  It is located in a hilly agricultural region largely given over to cattle grazing.  The original forest cover has been cut down over many years by slash and burn farmers.  The Natividad property consists of two granted concessions, as set out in the below map:

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

Natividad	1,301.10	February 11, 2029
El Milagro II	3,347.47	February 19, 2029
	4,648.57

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

In January, 2007, Meridian completed its work at Natividad.  No further results of interest were received and Meridian withdrew from the joint venture and completed rehabilitation of the camp and drill pads.  The property and all data have been returned to the Company.  The Company is currently reviewing its options with respect to further work on this property.

No Resource or Reserve has been defined within the Natividad Project.  No underground exploration has occurred on the Natividad Project.  No surface equipment or plant exists at the Natividad Project.

3.

India Norte Property

The Company’s teams recently discovered a new, potentially significant vein system in northwest Nicaragua called the India Norte vein system, consisting of three granted concessions and two concession applications, as set out in the following map:

The concessions are described as follows:

Granted Concession Name	Size (Hectares)	Expiry Date / Application Date

Andrea	5,800.30	Expires February 24, 2031
San Gabriel	2,790.00	Expires September 6, 2031
La Pita	1,682.46	Expires April 19, 2031

Concession Applications
El Jade	5,786.32	Application date: September 22, 2006
Las Nubes	26,586.00	Application date: January 23, 2007
	42,645.08

India Norte is 100% owned by the Company and lies close to the old La India mining camp approximately 70 km from Managua.  The Company has identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.   The Company has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stock works up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified the upper parts of an extension to the formerly productive La India vein system.  In La India mining camp the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by the Company at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, indicating significant potential for economic gold-bearing veins at deeper levels.  A short drill plan is anticipated at La India during 2008.  All work is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the India Norte Property.  No underground exploration has occurred on the India Norte Property.  No surface equipment or plant exists at the India Norte Project.

4.

Trébol Property

The Trébol Property is comprised of two granted concession located within the Region Autonoma Atlantico Norte (“RAAN”) in north-eastern Nicaragua, as set out in the following map:

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

La Amapola	13,809.90	April 19, 2032
El Trebol	28,383.17	April 19, 2031
	42,193.07

Trébol is a gold-bearing epithermal system discovered by Radius during stream sediment sampling and reconnaissance exploration rock sampling in the RAAN. Mineralization is associated with a trend of anastamosing low-lying ridges that can be traced over 6 kilometers in strike length, which form part of a larger prospective terrain of topographic anomalies.  Mineralization is associated with a range of silicification textures including chalcedonic banded/colloform quartz veining, breccias and stockworks, typical of low sulphidation epithermal systems.  Rock exposures at Trébol are severely restricted due to dense vegetation and soil cover.  Trench sampling results from an initial 4 trenches located in the southwestern part of the trend were reported in May 2007 and included assays of 18.0m @ 1.34 g/t Au (TRSD-03), and 10.5m @ 9.1 g/t Au (TRSD-04) which included 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed associated with manganese and iron oxides.  Further trench results were released since, including the results from trenches TRSD-03 and TRSD-04 that were extended.  A total of 17 trenches have now been excavated to date over a strike length of approximately 7 km.

The trench results confirm the observation that gold grades are generally consistent within each trench but average values vary from trench to trench over the strike length of the zone.  All trenches generally start and end in altered and mineralized rock.

In early September 2007, widespread devastation was caused throughout the region by Hurricane Felix, a Category 5 storm, destroying trees and buildings, including Radius’s exploration camp.  No field personnel of the Company were injured.  The storm caused the Company to temporarily cease its operations until the region and local community could recover from the disaster.  The Company assisted in recovery efforts by providing transport and materials to help re-construct buildings.

Exploration work resumed in January 2008 and consisted of installation of new access routes and construction of a new camp.  In April 2008, the results of four additional trenches were received as follows:

Trench	Metres	g/t Au
TRSD-14	22.00	0.57
includes	6.00	1.00
TRSD-15	33.80	3.40
includes	15.00	6.10
TRSD-16	13.00	0.19
TRSD-17	20.00	0.87

These new trench results confirm the observation that gold grades are generally consistent within each trench but average values vary from trench to trench over the strike length of the zone.  All trenches generally start and end in altered and mineralized rock.  The extent and genesis of the mineralized system is as yet unknown.

In early May 2008, the Company commenced an initial drill program at Trebol, designed to test for continuity of the surface mineralisation underneath selected trenches and to understand better the geologic context of the mineralization.  Drilling will be undertaken initially in the south-western part of the zone in the vicinity of Trench 4 (35.25m at 4.9 g/t Au including 17.6 g/t Au over 8.35m) and Trench 15 (33.8m at 3.4 g/t Au, including 15m at 6.1 g/t Au).  These trenches are located approximately 1km apart along the same silicified ridge.

All work is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Trébol Property.  No underground exploration has occurred on the Trébol Property.  No surface equipment or plant exists at the Trébol Property.

5.

La Flor Property

The La Flor Property consists of one granted concession located within the RAAN of north-eastern Nicaragua, as set out in the following map:

The concession is described as follows:

Name	Size (Hectares)	Expiry Date

La Flor	15,604.85	April 19, 2032

In September 2007, work began on the La Flor concession which is located to the south and contiguous with the Trébol concession in the RAAN.  Work is ongoing, and includes trenching and mapping of known veins focused around the historic Linda Ventura vein, and prospecting and trenching of known mineralized areas elsewhere on the claims.

La Flor contains several trends of low sulphidation, quartz-adularia veins hosted within Tertiary-aged volcanic andesites and pyroclastic rocks.  The eastern-most trend, Linda Ventura, is approximately 6m wide and comprises central banded chalcedony-adularia in a surrounding quartz-stockwork envelope.  The main vein has been traced for 1.1km, and additional veins were exposed by trenching.  The best trench sampled to date averaged 6m @ 4.82 g/t Au, however a detailed soil survey indicates that the strike length of the vein system to be limited.  Results from a soil survey elsewhere in the property were encouraging with several gold-in-soil anomalies defined, and a trenching and sampling program is planned.

All work is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the La Flor Property.  No underground exploration has occurred on the La Flor Property.  No surface equipment or plant exists at the La Flor Property.

6.

Estrella de Oro Property

The Estrella de Oro Property consists of one granted concession as set out in the following map:

The concession is described as follows:

Name	Size (Hectares)	Expiry Date

Manuelita	46,220.00	October 5, 2032

The Estrella de Oro property, located 17 km west of the town of Siuna within Nicaragua’s “Golden Triangle” region, was acquired by Radius in 2007.  An all-weather dirt road transects the central part of the property.

In the Cerro Estrella area, old mine workings are present along two parallel, north-easterly trending structural zones comprised of quartz veins and breccias hosted within crystal and lithic tuffs.  The most southerly vein contains visible gold and is approximately 12m in width, and exposed over some 400m in old trenches and pits.  Rock channel samples of vein material taken by Radius assayed from trace to 21.5 g/t Au over 2m and 22.4 g/t Au over 1m.  The zone remains open to the northeast and southwest.

Permits were received and exploration work commenced in January 2008 consisting of trenching and sampling of the old workings, plus soil surveys to define the extensions of the known mineralized zones.  Initial results of trenching received in February 2008 were as follows:

•

TR-LE-001

15.2m @ 6.73 g/t Au, incl. 2.72m @ 10.24 g/t Au and 1.3m @ 44.17 g/t Au

•

TR-LE-002

12.3m @ 1.55 g/t Au

•

TR-LE-003

9.3m @ 3.77 g/t Au, incl. 3.62m @ 7.15 g/t Au

•

TR-LE-004

4.9m @ 8.55 g/t Au

The results confirm that the gold mineralization is associated with a sequence of steeply-dipping to sub-vertical quartz veins showing variable widths, and hosted within strongly altered volcanic tuffs.

Of interest is that during the exploration work, the remains of old mine machinery were recovered from the adits, indicating that the historical operations at Estrella were on a larger scale than previously thought yet there is little reference to this former  mine in the records.

Permitting is underway for a drill program planned for mid year.  All work is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Estrella de Oro Property.  No underground exploration has occurred on the Estrella de Oro Property.  No surface equipment or plant exists at the Estrella de Oro Property.

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

The Company has been actively exploring the states of Chiapas and Oaxaca since late 2006.  Target identification and compilation work is ongoing, consisting of structural and clay-iron alteration analysis of remote sensing imagery, compilation of available geochemical databases and mineral occurrences, with emphasis on follow-up of targets by prospecting and stream sediment geochemistry.  Generative work resulted in five areas assessed in 2007 and the Company currently holds four granted concessions and two concession applications as follows:

Name	Size (Hectares)	Expiry Date

Tlacolula	16,465	Expires August 2, 2057
Tlacolula 2	66,165	Expires November 21, 2057
Tapanatepec	21,150	Application
Tapanatepec 2	21,150	Application
Reduccion Nvo. Jerusalen	7,725	Expires July 9, 2057
Penjamo	7,100	Expires October 11, 2057
Las Tigrillas	2,075	Expires June 21, 2057

Tlacolula, Oaxaca

The Tlacolula and Tlacolula 2 concessions are set out in the following map:

The Tlacolula property is located on the fringes of the Taviche epithermal district and within an area within the vicinity of several advanced staged projects including the Cobre Grande Cu-Mo-Zn-Ag skarn deposit and the San Jose Ag-Ag-Au deposit.  Reconnaissance work in 2007 led to the staking of two concessions for a total of 82,630 hectares.  First-pass exploration within the Tlacolula claims has resulted in the discovery of two epithermal zones at San Pablo Güila (Ag) and Teotitlan del Valle (Au).

At San Pablo Güila this work identified a >1km long N-NW trending zone of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite are observed in the veins and in the breccias.  Sampling of stream sections gave up to 130.8 g/t Ag over 21.5m (incl. 183.4 g/t Ag over 12.1m, with 1.3 kg Ag over 0.3mt received from sampling over a small adit. Twelve trenches were dug and sampled along a 670m strike length of the vein zone, in addition to contiguous sampling done earlier along stream walls and local exposures.  The sampling confirmed the presence of high grade silver mineralization associated with the calcite vein zones.  The best trench results are from SPG-7, which passes over the adit with the 1,335 g/t Ag/0.3m sample; it averaged 199 g/t Ag/12.4m with two high values of 494 g/t Ag /1.2m and 466 g/t Ag /1.1m.  The zone appears to continue to the north and requires further definition by trenching.  Gold values are low, generally <0.1 g/t.

The San Pablo Güila mineralization is high priority for drilling.  Several other areas require follow-up, including at Teotitlan del Valle, an area of gold-bearing quartz veins ranging from 0.35 to 1.3m wide, with local vein zones up to 5.15m wide, which were identified by follow-up of regional drainage geochemical anomalies.  The best gold values exceed +10 g/t Au with 29 g/t Ag/0.8m, while the best Ag value is 53.1 g/t Ag with 0.33 g/t Au/5.15m.  There are several veins, up to 800m in strike length, which due to poor exposure, are evident mainly in the numerous small pits and collapsed adits.  This suggests the possibility of additional veins in the area.

As the district is mainly silver, a joint venture partner is being sought to advance this property and several companies have signed confidentiality agreements in order to review the data.

Tapanatepec, Oaxaca – Chiapas

In south-eastern Oaxaca, in the Tehuantepec Isthmus region where two adjacent claim applications totalling 38,505 hectares have been filed, prospecting identified an area of gold stream sediment anomalies, quartz veins and magnetite skarns.  Title to the claims is pending.

The area is underlain by a Tertiary granodiorite, a Paleozoic granite, and a Paleozoic to Cretaceous, partly metamorphosed terrigenous sediments and volcaniclastics with limestone interbeds.  A stream sediment sampling program resulted in several gold anomalies, with a high value of 0.825 g/t Au.  Details on the various areas will be reported once Radius has secured title.

Reduccion Nvo. Jerusalen, Chiapas

In the Nuevo Jerusalen area, reconnaissance stream sediment sampling in late 2006 showed the presence of anomalous gold in some of the streams, as well as visible gold in pan concentrate in a few of the anomalous drainages.  A claim was applied for and later reduced in size.  With more detailed stream sediment sampling, eight anomalous stream sediment samples ranging from 69 ppb to 2,130 ppb Au, were defined.

The area is underlain by Eocene siltstones, sandstones, and red beds, with overlying Pliocene andesitic crystal rich tuffs forming cliffs and peaks.  In the wide valleys characteristic of the area, there are 1-2m thick poorly consolidated Quaternary conglomerates containing rounded clasts of Paleozoic granodiorite, metamorphic milky quartz, and local gneiss among other lithologies.  It is interpreted as a re-worked conglomerate.

Prospecting and chip sampling has not shown a hard rock source for the anomalies; rare, rounded clasts derived from the conglomerate are anomalous in gold.  Sampling of the conglomerates in three anomalous drainages have shown anomalous gold, indicating that the re-worked conglomerates are the source of the gold.  The significance of this observation requires assessment.

Las Tigrillas

The Las Tigrillas claim is located 145km southeast of Tuxtla Gutierrez, and 32km from the Guatemala border.  In late 2006, a first pass reconnaissance program in southern Chiapas identified quartz veining with arsenopyrite and stibnite in sandstones and siltstones, with values up to 4.7g/t Au.  A 2,075 hectare claim application covering these Au-bearing quartz veins was filed and has since been titled.  Quartz veining occurs in zones varying from 2-3m up to 20m wide, with detailed follow-up work not yet completed.

Penjamo

Reconnaissance of the area southwest of Tuxtla Gutierrez gave in a 54.2 g/t Au sample from quartz veining in sandstones and siltstones.  Stream sediment sampling also resulted in several gold anomalous samples ranging from 0.045 to 0.986 g/t Au.  A 7,100 hectare claim was applied for and titled, and follow-up work is pending.

Other Areas

At the La Industria area, located 35km southwest of Tuxtla Gutierrez, prospecting found several collapsed old pits, as well as float quartz veining and of massive pyrrhotite with minor chalcopyrite, that assayed from trace to 9.52 g/t Au.  An application for a concession was made, and later titled.  However, further sampling and mapping, including a stream sediment survey and several trenches, failed to produce favourable results and the concession application was relinquished.

The Company also acquired the La Luz 21,425 hectare claim located 110km southeast of the city of Tuxtla Gutierrez.  Most of the claim area is underlain by the Lower Paleozoic granodioritic to monzonitic Chiapas batholith, with Triassic-Jurassic conglomerates, sandstones and siltstones on the northeast portion.  Initial stream sediment sampling gave three anomalous gold values.  More detailed follow-up sampling did not confirm the anomalous values and prospecting did not suggest favourable geology, and the claim was dropped.

All work on the Company’s Mexico properties is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the above concessions.  No underground exploration has occurred on the above concessions.  No surface equipment or plant exists at the above concessions.

Peru

In Peru, concessions are granted for one year and are extendable indefinitely in one-year increments upon paying the annual fees to the government.  The Company established an exploration office in Lima, Peru during 2007 in order to actively review opportunities and acquire properties for exploration.  The Company has rights to the following  properties in Peru:

1.

Rubi Property

In August 2007, the Company signed an option agreement to acquire 100% of the Rubi Property, Peru which consists of eight granted concessions as follows:

Name	Size (Hectares)

San Antonio	200
Ashka	400
San Sebastian	260
San Sebastian 3	200
San Sebastian 4	655
San Sebastian 5	302
San Sebastian 6	100
Minas Rubi No. 01	600
2,717

In order to keep the option in good standing, the Company is required to pay $1,650,000 to the property owner, issued 500,000 common shares to the property owner, and incur exploration expenditures on the Rubi Property totaling $1,750,000, over a period three years.

The Company may then exercise its option to acquire the 100% interest in the Rubi Property by paying to the property owner on or before the fourth anniversary of the Agreement Date, US$5 per ounce of gold equivalent defined in reserves or a minimum of US$4.0 million.  Additional reserves defined after this payment will also be subject to a US$5 per ounce of gold equivalent to the owner.  If the option is exercised, the property owner would retain a 1.5% net smelter return royalty.

In connection with the granting of this option, the Company paid to each of Miroslav Kalinaj and John Sutcliffe a finder’s fee of $10,000 and 25,000 shares.  These individuals are at arms-length to the Company.

The Company will be required to produce 500 metric tons of minerals per day as a minimum upon commercial production.  If the production quota is not met, the Company will make the following payments towards the NSR as follows:

During the fifth year of the option	US$100,000
During the sixth year of the option	US$200,000
During the seventh year of the option	US$300,000

The Rubi Property covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called the San Andres, Virgen de Chapi and Minas Rubi areas.  On the Minas Rubi area, a series of oxidized epithermal quartz-carbonate Au-Ag veins and breccias are hosted within porphyritic andesites.  The veins outcrop on a low hill approximately 1 km x 0.5 km in area, with mineralization traceable at least 1 km to the north.  Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.  Initial surface channel sampling of veins by the Company returned assays ranging from trace to 20.8 g/t Au and 356 g/t Ag over 2m, and 3 g/t Au and 373 g/t Ag over 3.9m.

Initial exploration conducted on the property from September to December 2007 incorporated regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken and analyzed for Fire Assay gold and multi-element ICP at Chemex Laboratories in Lima.

In the Minas Rubi area, the main target area, a more robust series of quartz-calcite veins shows a deep oxidation profile to approximately 80m depth, undoubtedly controlled by regional north-south faulting.  Secondary mineralization as hydrothermal breccia bodies were mapped south-east of Minas Chapi and San Sebastien Areas, and as isolated areas of silicification and oxidation north and east of San Andres.  A total of 222 surface rock chip channel samples were taken and 49 underground samples.  Best results in Au and Ag are concentrated in the northern part of the property along the Chorla Rica vein and associated structures. Gold grades from trace up to 12.4 g/t Au and 663 g/t Ag were received and average around 1 to 2 metres in width.  Samples taken underground in old re-habilitated adits showed a continuation of gold and silver mineralization from surface.  The near-surface strongly oxidized parts of the Chirulin and Rio Azul veins were formerly exploited by Banco Minero and recently by informal miners.  Results indicate a modest target size potential at Rubi and a partner is being sought to advance the property by drilling.

All work on the Rubi Property is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Rubi Project.  No underground exploration has occurred on the Rubi Project.  No surface equipment or plant exists at the Rubi Project.

2.

Artemisas Property

In November 2007, the Company signed an option agreement with Kingsgate Peru S.R.L. to acquire 70% of the Artemisas Property, Peru which consists of four granted concessions as follows:

Name	Size (Hectares)

Artemisa 2005	1,000
Artemisa 1	300
Artemisa 2	1,000
Artemisa 3 2006	1,000
3,300

A formal option agreement was executed effective January 11, 2008 (the “Agreement Date”).  In order to keep the option in good standing, the Company is required to incur exploration expenditures on the Property totaling $2,000,000 over a period of three years from the Agreement Date, with 50% of costs to be expended on drilling.  Once Radius has vested its 70%, a joint venture will be formed where both parties fund their share of exploration on a pro-rata basis.  If either party dilutes to less than a 10% interest, it will be converted into a 1% net smelter royalty.

Gold mineralization at Artemisas is hosted within a sequence of Jurassic and Cretaceous-aged sandstones, shales and fine grained quartzites belonging to the Hualhuani Formation.  Strongly silicified hydrothermal breccias are developed both as bedding-parallel mantos and along steeply dipping fault zones, some of which were exploited for gold in colonial times.  Surface channel samples gave values from trace to 11.6 g/t Au over 2m.  Gold mineralization exhibits a strong structural and lithological control and is associated with 0.5m to 3m wide zones of strong silicification, brecciation and fracturing with secondary iron oxides after sulphides.  Host rocks are equivalent to the Chimu Formation in northern Peru that hosts several important gold deposits such as Santa Rosa, La Arena and Llagunas Norte.

The Company is currently involved in talks with local communities to permit access to the claims in order to commence work.  Once granted, the technical program will commence and comprise geological mapping and sampling, followed by drilling of best targets.  All work is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Artemisas Property.  No underground exploration has occurred on the Artemisas Property.  No surface equipment or plant exists at the Artemisas Property.

3.

Charpal Property

In January 2008, the Company signed an option agreement to acquire 100% of the Charpal Property, Peru which consists of two granted concessions as follows:

Name	Size (Hectares)

El Charpal - 94	199
Los Ganzos	57
256

In order to keep the option in good standing, the Company is required to make cash payments to the property owner totaling $850,000 over a period of three years from the Agreement Date, of which $30,000 has been paid to date.

The Charpal property is located some 910 km south-east of Lima within the Yauli-Andahualas batholith that hosts a newly recognized porphyry copper-gold and skarn/sedimentary belt that includes the Las Chancas deposit (200 MT @ 1% Cu, 0.12 g/t Au), located about 13km west of the property.  At Charpal, epithermal mineralization is associated with a package of dipping sedimentary rocks of Jurassic-Cretaceous age that forms a broad north-south trending ridge, which have been intruded by a series of dacite stocks.  A system of gold-bearing hydrothermal breccias, veins and replacement bodies along faults are developed in limonitic sandstones, and contain artesinal workings over the length of the ridge, which runs for some 10km.  Rock chip channel samples taken at Charpal gave trace to 6.05g/t Au, associated with a hydrothermal breccia body some 200 x 300m in aerial extent.  Of note is that 600m west of the property at several hundred meters lower elevation, low-grade porphyry copper mineralization was intersected during drilling by a major mining company, and could represent the periphery of a major porphyry copper-gold system centered underneath the gold workings along the main ridge at Charpal.

Other companies with neighboring claims to Charpal include Yamana Gold, Southwestern Gold and Grupo Mexico (Las Chancas), and several local private owners.  The Charpal acquisition is in line with Radius’s ground acquisition strategy in the region, and is located 20km southwest of the Company’s Artemisas property.

All work is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Charpal Property.  No underground exploration has occurred on the Charpal Property.  No surface equipment or plant exists at the Charpal Property.

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

Given recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management has adopted a low key approach towards progressing Cerro Colorado.  Throughout 2007, work at Cerro Colorado focused on community relations to try securing permission from the local community to drill the project, however little progress was made.  In April 2008, Ecuador’s Constituent Assembly adopted a Mining Mandate that invoked an immediate 180-day suspension of activities on virtually all mining concessions in Ecuador.  The mandate also declared that any concessions that have not received investment in exploration or which have not submitted a Environment Impact Assessment or conducted the prior consultation process, including those pending an administrative resolution, will be deemed cancelled.  The exact implications of the mandate in relation to the Cerro Colorado project are being investigated, and the Company will continue to monitor the Ecuadorian mining scene closely over the next few months.

Community permissions have not been obtained at the time of writing, and no field work is planned until community permissions are granted.  Any work to be conducted will be funded from Radius’s existing cash resources.

No Resource or Reserve has been defined within the Cerro Colorado Property.  No underground exploration has occurred on the Cerro Colorado Property.  No surface equipment or plant exists at the Cerro Colorado Property.

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

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 17 to the Consolidated Financial Statements.

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

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico; and

vii)

Radius Peru, S.A.C., a company incorporated under the laws of Peru on May 4, 2007.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at market value and have been classified as “available-for-sale”.  The portfolio of marketable securities consists of short term notes with a yield range of 4.02% - 4.38%, Government of Canada bonds with a yield range of 3.82% - 4.75%, corporate bonds with a yield range of 4.33% - 6.18%, pool fund bonds with a yield range of 4.62% - 4.87%, and preferred equities with a yield range of 4.38% - 5.69%.

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

f)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005, potentially dilutive common shares (relating to options outstanding at year-end) totalling 5,150,000 (2006: 3,475,000; 2005: $4,778,332) were not included in the computation of loss per share because their effect was anti-dilutive.

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

i)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option valuation models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

j)

Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

At December 31, 2007, the fair value of the mineral properties site restoration costs is not significant.

k)

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

Results of Operations

Year Ended December 31, 2007 compared to December 31, 2006

For the fiscal year ended December 31, 2007, the Company had a consolidated net loss of $2,277,659 ($0.04 per share) compared to a net loss of $4,563,806 ($0.09 per share) for the fiscal year ended December 31, 2006.  Corporate expenses (not including amortization, stock-based compensation and Other Expenses) in 2007 were slightly greater than the 2006 corporate expenses.  Categories of corporate expenses which were significantly greater in 2007 are office, salaries and travel.  The total interest income earned in 2007 is approximately 30% less than in 2006, due to investments which matured during 2007.

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

Mineral Properties

Year Ended December 31, 2007

Guatemala - During the fiscal year ended December 31, 2007, $742,866 was spent on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $423,769 for underground development, $67,918 for geological consulting fees and $43,660 for salaries.

Nicaragua - During the fiscal year ended December 31, 2007, the Company incurred $1,234,968 in acquisition and exploration costs in Nicaragua.  Of that amount, the major exploration expenditure categories include $319,303 for geological consulting fees, $134,361 for salaries and $102,330 for other consulting.  Deferred exploration costs totalling $427,260 were written-off during the year, for properties on which no further work is warranted.

Mexico - During the fiscal year ended December 31, 2007, the Company spent $657,258 in exploration costs in Mexico.  Of that amount, the major expenditure categories include $294,341 for geological consulting fees, $112,358 for licences, rights and taxes, and $39,960 for geochemistry.  Deferred acquisition and exploration costs totalling $357,619 were written off during the year, for properties on which no further work is warranted.

Peru - During the fiscal year ended December 31, 2007, $614,634 was spent on acquisition and exploration costs in Peru.  Of that amount, the major exploration expenditure categories include $126,917 for other consulting, $135,633 for geological consulting fees and $35,698 for travel and accommodation.

Other - During the fiscal year ended December 31, 2007, the Company spent $19,382 in exploration costs on the Cerro Colorado property in Ecuador, and $554 on property investigations.

Year Ended December 31, 2006

Guatemala - During the fiscal year ended December 31, 2006, $283,898 was spent on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $77,043 for geological consulting fees, $40,698 for salaries, $30,678 for rent and utilities, and $24,703 for licences, rights and taxes.

Nicaragua - During the fiscal year ended December 31, 2006, the Company incurred $1,305,102 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $433,503 for geological consulting fees, $182,028 for geochemistry, and $117,140 for salaries.  Deferred acquisition and exploration costs totalling $1,650,886 were written-off during the year, for properties on which no further work is warranted.

Mexico - During the fiscal year ended December 31, 2006, the Company spent $753,911 in exploration costs in Mexico.  Of that amount, the major expenditure categories include $368,283 for geological consulting fees, $69,991 for geochemistry and $37,106 for salaries.  Deferred acquisition and exploration costs totalling $1,348,844 were written off during the year, for properties on which no further work is warranted.

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

Per Share Losses

Both the net losses and the losses per share have decreased from the fiscal 2005 to 2006 to 2007.  The decreases over the three years were due mainly to the decreasing size of property write-offs.  As the Company’s weighted average number of shares has not changed significantly over the past three years, the loss per share has decreased as the net losses have decreased.

Outlook

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over a minimum of 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

B.

Liquidity and Capital Resources

Year ended December 31, 2007 compared to December 31, 2006

The Company’s cash and marketable securities decreased from approximately $9.96 million at December 31, 2006 to $7.0 million at December 31, 2007.  During the year ended December 31, 2007, the Company spent approximately $3.23 million in exploration and equipment costs and $695,000 on corporate expenses.  Working capital at December 31, 2007 was $6.90 million compared to $10.83 million at December 31, 2006.

Year ended December 31, 2006 compared to December 31, 2005

The Company’s cash and marketable securities decreased from approximately $13.35 million at December 31, 2005 to $9.96 million at December 31, 2006.  During the year ended December 31, 2006, the Company spent $2.76 million in exploration and equipment costs and $641,000 on corporate expenses.  Working capital at December 31, 2006 was $10.83 million compared to $13.77 million at December 31, 2005.

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

E.

Off-balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	1st year	2nd year	3rd year	4th year	5th year
Long-Term Debt Obligations	0	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0	0
Operating Lease Obligations(1)	$394,333	$129,598	$130,245	$134,203	0	0
Purchase Obligations	0	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0	0	0	0	0	0
Total	$394,333	$129,598	$130,245	$134,203	0	0

(1)

Amount indicated is the office rent lease for the Company’s head office in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

H.

Share Issuance

The following table summarizes share issuances by the Company during the past five years:

Year	Type of Transaction	No. of Shares	Price per Share	Total Consideration

2007	Stock Option Exercises	12,500	$0.56	$7,000
	Property Agreements	50,000	$0.58	$29,000
	Property Agreements	100,000	$0.64	$64,000

2006	Stock Option Exercises	75,000	$0.68	$51,000

2005	Stock Option Exercises	40,000	$0.90	$36,000
	Stock Option Exercises	50,000	$0.99	$49,500
	Stock Option Exercises	35,000	$1.00	$35,000
	Stock Option Exercises	37,800	$1.30	$49,140
	Warrant Exercises	57,000	$1.50	85,500

2004	Amalgamation	10,284,452	$1.11	$11,415,742
	Stock Option Exercises	35,000	40.60	$21,000
	Stock Option Exercises	117,000	$0.65	$76,050
	Stock Option Exercises	69,000	$0.68	$46,920
	Stock Option Exercises	30,000	$0.90	$27,000
	Stock Option Exercises	55,000	$0.95	$52,250
	Stock Option Exercises	79,444	$0.99	$78,650
	Stock Option Exercises	65,000	$1.10	$71,500
	Warrant Exercises	2,649,800	$0.25	$662,450
	Warrant Exercises	11,250	$0.55	$6,188
	Property Agreements	1,300,000	$1.49	$1,937,000

2003	Private Placement	1,000,000	$0.50	$500,000
	Private Placement	6,545,000	$1.50	$9,817,500
	Stock Option Exercises	275,000	$0.60	$165,000
	Stock Option Exercises	155,000	$0.66	$100,750
	Stock Option Exercises	255,000	$0.68	$173,400
	Stock Option Exercises	30,000	$0.90	$27,000
	Stock Option Exercises	20,000	$0.94	$28,800
	Stock Option Exercises	20,000	$0.95	$19,000
	Stock Option Exercises	130,000	$0.99	$128,700
	Stock Option Exercises	40,000	$1.00	$40,000
	Stock Option Exercises	10,000	$1.01	$10,100
	Stock Option Exercises	50,000	$1.25	$62,500
	Stock Option Exercises	170,000	$1.35	$229,500
	Warrant Exercises	2,145,000	$0.25	$536,250
	Warrant Exercises	738,750	$0.55	$406,313
	Warrant Exercises	1,123,334	$0.74	$831,267
	Warrant Exercises	2,982,262	$1.25	$3,727,828

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of June 25, 2008 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Vancouver, BC, Canada	Director, President and Chief Executive Officer	September 30, 1997
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
David Farrell Vancouver, BC, Canada	Director	June 15, 2001
Nicholas Glass Vancouver, BC, Canada	Director	January 14, 2003
Ralph Rushton Vancouver, BC, Canada	Director & Vice-President, Corporate Development	May 2, 2003
Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
Craig Bow Beulah, Colorado, USA	Director	January 28, 2006 (previously a director of Radius Explorations Ltd. from July 17, 2001 to July 1, 2004)
Cheryl Messier North Vancouver, BC, Canada	Chief Financial Officer	July 1, 2004
David Cass Vancouver, BC, Canada	Vice-President, Exploration	May 8, 2007
Tim Osler Vancouver, BC, Canada	Corporate Secretary	May 7, 1998

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway – President, Chief Executive Officer and Director

Mr. Simon Ridgway is an exploration financier with 16 years experience financing and managing exploration companies operating in North, Central and South America.  Mr. Ridgway began his career prospecting for gold in the Yukon Territory where he learned the value added approach of grass roots exploration.  A firm believer in the gold potential of Central America, his practical, low cost approach to exploration management has led to major discoveries in Honduras and Guatemala.  He is a director of three other publicly-traded resource companies.

Mario Szotlender - Director

Mr. Szotlender holds a degree in international relations and is fluent in several languages.  He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980's.

He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he also was President.  In addition to being a Director of the Company, Mr. Szotlender is a Director of Endeavour Silver Corp. (listed on the Toronto Stock Exchange and AMEX) and Fortuna Silver Mines Inc. (listed on the TSX Venture Exchange).  He also consults to other public companies, and to several private exploration companies.

David Farrell – Director

Mr. David Farrell is Managing Director - Mergers & Acquisitions of Endeavour Financial, an integrated merchant and investment banking firm providing finance and advisory services to global natural resource companies.  At Endeavour, Mr. Farrell is responsible for originating and implementing M&A and merchant banking transactions.  His experience at Endeavour includes two years in its London office, structuring and closing multi-jurisdictional transactions in London’s mining finance market.  Prior to joining Endeavour in 2000, Mr. Farrell was a corporate solicitor with Stikeman Elliott specializing in project finance, securities and corporate law and is admitted to the bar in both England and British Columbia.

Nicholas Glass - Director

Mr. Nicholas Glass is a member of the Bar in British Columbia, England and Wales, and currently practices as a mediator and arbitrator in labour relations disputes and civil claims. He has been on the boards of two highly successful public companies, one of which was sold in 2002 for $40 million. Mr. Glass is also a director and officer of two private investment companies, with real estate and securities holdings in Canada, the U.S. and the U.K.  He is a director of Northland Resources Inc., a publicly-traded resource company.

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

Bradford Cooke - Director

Bradford Cooke, P. Geo., is a professional geologist with over 30 years experience in the mining industry. Mr. Cooke has participated in the discovery of several mineral deposits, including uranium in Labrador, gold and tungsten in B.C., gold in Suriname and silver in Mexico. He has raised over CA$250 million in equity and joint venture financings for resource projects since 1988. Bradford received his B.Sc. Geology (Honors) degree in 1976 and a M.Sc. Geology degree in 1984. From 1976 to 1987, he worked as a project geologist for Noranda Mines, Shell Minerals, Chevron Minerals and as a geological consultant to junior mining companies. Mr. Cooke founded Canarc Resource Corp. in 1988 and Endeavour Silver Corp. in 2003. Today, Canarc is developing one of the largest high grade gold deposits in western Canada and Endeavour is one of the fastest growing primary producers of silver worldwide.

Craig Bow - Director

Dr. Craig Bow is a precious-metals-oriented geologist with over 25 years experience in North American and international exploration. Dr. Bow has worked for Gold Fields Exploration as a Senior Geologist and Exploration Manager, North America as well as for Newcrest Resources as Exploration Manager, South America. Prior to Newcrest, he directed the Cyprus Amax entry into Cu/Au exploration in north/central Peru and Colombia (Rio Blanco and Murindo porphyry projects) and contributed to the evolution of the Stillwater PGE project from an initial exploration stage to positive production decision.

Cheryl Messier – Chief Financial Officer

Ms. Cheryl Messier has over 12 years’ experience as a financial controller.  She worked as CFO for an international computer trading company grossing US$5 million in annual sales.  Bringing strong cash flow management experience she joined the Company in June 2003.  She is also CFO of Iron Creek Capital Corp., a publicly-traded resource company.

David Cass – Vice-President, Exploration

Mr. David Cass, MSc. (Mineral Exploration and Mining Geology), has nearly 20 years’ international exploration and mining industry experience and is fluent in Spanish.  He spent 15 years with Anglo American, including 6 years as Exploration Manager North America, and four years managing Anglo’s programs in Peru.  Mr. Cass is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Fellow of the Society of Economic Geologists.

Tim Osler - Secretary

Mr. Tim Osler, B.Sc., owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently producing.  Mr. Osler is currently a director of two other publicly-traded resource companies.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation.

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2007, the Company paid to its executive officers the following amounts:

Name	Position	Amount

Simon Ridgway (1)	President & Chief Executive Officer	$132,000
Ralph Rushton	Vice-President, Corporate Development	$ 41,628
David Cass (2)	Vice-President, Exploration	$129,350
Cheryl Messier	Chief Financial Officer	$ 80,883

(1)

Paid to Mill Street Services Ltd, a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

Paid to Condor Pacific Consulting Inc., a private company owned by David Cass and his wife.

The following stock options were granted to the Company’s executive officers during the fiscal year ended December 31, 2007:

Name	Position	No. of Options	Exercise Price	Expiry Date

Simon Ridgway	President & Chief Executive Officer	300,000	$0.56	Sept. 5, 2012
Ralph Rushton	Vice-President, Corp. Development	150,000	$0.56	Sept. 5, 2012
David Cass	Vice-President, Exploration	500,000	$0.52	April 16, 2012
Cheryl Messier	Chief Financial Officer	100,000	$0.56	Sept. 5, 2012

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of June 25, 2008 by the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	280,000 300,000 580,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Mario Szotlender	180,000 100,000 280,000	$0.70 $0.56	February 21, 2011 September 5, 2012
David Farrell	150,000 100,000 250,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Nicholas Glass	100,000 50,000 150,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Ralph Rushton	250,000 150,000 400,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Bradford Cooke	150,000 100,000 250,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Craig Bow	150,000 100,000 250,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Cheryl Messier	150,000 100,000 250,000	$0.70 $0.56	February 21, 2011 September 5, 2012
David Cass	500,000	$0.52	April 16, 2012
Tim Osler	100,000 50,000 150,000	$0.70 $0.56	February 21, 2011 September 5, 2012
TOTAL:	3,060,000

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held on August 12, 2008.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee of the Company is comprised of David Farrell, Bradford Cooke and Craig Bow, all of whom are “independent” and “financially literate”.  The Audit Committee Charter provides that the primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

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

D.

Employees.

As at December 31, 2007, the Company had 40 employees, 8 in the Vancouver office and 32 in Guatemala, Nicaragua, Mexico and Peru.  19 employees provide administrative or management services and 21 employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of June 25, 2008, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class(1)
Common	Simon Ridgway Vancouver, BC	3,214,952(2)	5.94%
Common	Mario Szotlender Caracas, Venezuela	1,345,375(3)	2.50%
Common	David Farrell Vancouver, BC	250,000(4)	0.46%
Common	Nicholas Glass Vancouver, BC	150,000(5)	0.28%
Common	Ralph Rushton Vancouver, BC	533,500(6)	0.99%
Common	Bradford Cooke North Vancouver, BC	250,000(7)	0.46%

Common	Craig Bow Beulah, Colorado, USA	250,000(8)	0.46%
Common	Cheryl Messier North Vancouver, BC	259,000(9)	0.48%
Common	David Cass Vancouver, BC	545,000(10)	1.01%
Common	Tim Osler Vancouver, BC	757,345(11)	1.41%
Common	All Directors and Senior Management as a group (10 individuals)	7,555,172	13.35%

(1)

Based on 53,548,488 shares outstanding as at June 25, 2008, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

580,000 of these shares represent currently exercisable stock options.  1,644,291 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

(3)

280,000 of these shares represent currently exercisable stock options.

(4)

All of these shares represent currently exercisable stock options.

(5)

All of these shares represent currently exercisable stock options.

(6)

400,000 of these shares represent currently exercisable stock options.

(7)

All of these shares represent currently exercisable stock options.

(8)

All of these shares represent currently exercisable stock options.

(9)

250,000 of these shares represent currently exercisable stock options.

(10)

500,000 of these shares represent currently exercisable stock options.

(11)

150,000 of these shares represent currently exercisable stock options.

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

As at June 25, 2008, there were 5,225,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares.  The following table sets forth to the best of the Company’s knowledge, as of June 25, 2008, the number of the Company’s Common Shares beneficially owned by (a) each major shareholder of the Company, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The major shareholder listed below is deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, to the best of the Company’s knowledge, the shareholder listed possesses sole voting and investment power with respect to the shares shown.

Shareholder Name	Number of Shares	Percentage of Issued Shares(1)
Simon Ridgway	3,214,952 (2)	5.94%

(1)

Based on 53,548,488 shares outstanding as at June 25, 2008, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

580,000 of these shares represent currently exercisable stock options.  1,644,291 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of June 25, 2008, there were 53,548,488 shares of the Company outstanding, of which approximately  2,698 U.S. holders of record or beneficial holders, held a total of 5,892,738 shares (11.0%).  The number of beneficial holders was determined based on a review of the number of holders represented by Broadridge Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

Effective as at the Amalgamation date of July 1, 2004, the Company agreed to pay to Mill Street Services Ltd. $16,000 per month for Mr. Ridgway’s services as President of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  During 2007, Mill Street billed portions of this fee to other public companies of which Mr. Ridgway is a director for his services rendered to those companies.

The Company and PilaGold Inc. amalgamated and continued as one company pursuant to the provisions of the British Columbia Business Corporations Act on July 1, 2004.  Certain of the directors and officers of the Company were directors, officers and/or shareholders of PilaGold Inc.

During the fiscal year ended December 31, 2007, the Company paid an aggregate of $450,043 to officers and companies which have common directors with the Company for consulting, management and administrative fees.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  In early 2008, the Company’s auditor, Amisano Hanson, was acquired by BDO Dunwoody LLP, Chartered Accountants, which continued at the Company’s auditor.  An auditors’ report of BDO Dunwoody LLP with respect to the fiscal years ended December 31, 2007 and 2006 and the balance sheets as at December 31, 2007 and 2006, are included herein immediately preceding the consolidated financial statements.

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

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2008 fiscal year, and (c) for each of the six months from December 2007 to May 2008.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	High	Low
2007	$0.78	$0.39
2006	$0.95	$0.31
2005	$1.69	$0.51
2004	$1.85	$0.88
2003	$2.03	$0.63

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2007
Period Ended	High	Low
March 31, 2008	$0.58	$0.35
December 31, 2007	$0.66	$0.40
September 30, 2007	$0.78	$0.50
June 30, 2007	$0.72	$0.49
March 31, 2007	$0.73	$0.39
December 31, 2006	$0.59	$0.31
September 30, 2006	$0.68	$0.44
June 30, 2006	$0.95	$0.62
March 31, 2006	$0.92	$0.62

High and Low Prices for the Most Recent Six Months
Period	High	Low
May 2008	$0.30	$0.25
April 2008	$0.36	$0.27
March 2008	$0.45	$0.35
February 2007	$0.43	$0.35
January 2008	$0.58	$0.36
December 2007	$0.51	$0.40

On June 25, 2008, the closing price of the Common Shares on TSXV was $0.305 per Common Share.  During the last three years, the Common Shares have not been subject to any trading suspensions.

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

C.

Material Contracts.

Other than as disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two year period immediately preceding the filing of this Annual Report.

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

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules

Controlled Foreign Corporation

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

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2007, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F annual report.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.

 [Reserved]

Item 16A.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that there is one “audit committee financial expert” (as defined by the standards of the American Stock Exchange) on the Company’s audit committee, namely David Farrell, a Director of the Company.  Mr. Farrell has gained the attributes of an audit committee financial expert through his experience overseeing and assessing the performance of the public accountants who have audited the Company’s financial statements;

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

Item 16C.

Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since January 9, 2004.  In early 2008, Amisano Hanson was acquired by BDO Dunwoody LLP, Chartered Accountants, which continued as the Company’s auditors.  The chart below sets forth the total amount billed the Company by Amisano Hanson (now BDO Dunwoody LLP) during the Company’s fiscal years ended December 31, 2007 and 2006, and breaks down these amounts by category of service:

	Years ended December 31
	2007	2006
Audit:	$43,586	$52,750
Audit Related:	0	0
Tax (tax return preparation)	0	$6,100
All Other Fees	$1,200	0
Total	$44,786	$58,850

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2007, $1,200 was paid to the auditors were approved pursuant to the de minimus exception, for their services in preparing an escrow release calculation for filing with the TSXV.

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

The Consolidated Financial Statements of the Company as required under Item 16 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of BDO Dunwoody LLP, Chartered Accountants, and the comments by auditors for U.S. readers on Canada – U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

Item 18.

Financial Statements.

Not Applicable

Item 19.

Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Report of Independent Registered Public Accounting Firm of Amisano Hanson, Chartered Accountants
- Consolidated Balance Sheets as at December 31, 2007 and 2006
- Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005
- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2007, 2006 and 2005
- Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
- Consolidated Schedule of Mineral Properties for the year ended December 31, 2007
- Consolidated Schedule of Mineral Properties for the year ended December 31, 2006
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

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated November 15, 2000.

(3)

See Item 4, Organizational Structure, herein.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(Expressed in Canadian Dollars)

BDO Dunwoody LLP Chartered Accountants	#604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of,

Radius Gold Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Radius Gold Inc. (An Exploration Stage Company) as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP’

Chartered Accountants

Vancouver, Canada
April 23, 2008, except for Notes 15 and 17 which are dated as of June 13, 2008

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA – UNITED STATES REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 3, have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated April 23, 2008, except for Note 17 which is dated as of June 13, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 23, 2008, except for Notes 15 and 17 which are dated as of June 13, 2008

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 and 2006

(Expressed in Canadian Dollars)

	2006	2005
ASSETS
CURRENT
Cash	$ 2,378,514	$ 933,697
Marketable securities (Note 4)	4,624,095	9,023,890
Advances and receivables (Notes 6 and 7)	79,309	838,139
GST receivable	27,919	13,688
Due from related parties (Note 7)	50,498	147,870
Prepaid expenses and deposits	107,275	96,744

	7,267,610	11,054,028

PROPERTY & EQUIPMENT (Note 5)	289,888	330,962
MINERAL PROPERTIES (Notes 6, 7, and 15)	15,923,030	13,438,248

	$ 24,480,528	$ 24,823,238

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 7)	$ 371,962	$ 213,689
Due to related parties (Note 7)	-	10,510
	371,962	224,199

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	42,587,194	42,486,069
CONTRIBUTED SURPLUS (Note 8)	4,164,587	3,443,487
DEFICIT	(23,608,176)	(21,330,517)
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 12)	(35,039)	-
	23,108,566	24,599,039

	$ 23,480,528	$ 24,823,238

Nature of Operations and Ability to Continue as a Going Concern (Note 1)
Commitments (Notes 8 and 14)
Subsequent event (Note 15)

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

	2007	2006	2005

EXPENSES
Amortization	$ 62,097	$ 58,780	$ 50,096
Consulting fees (Note 7)	54,112	18,301	38,710
Donations	998	20,748	25,360
Legal and accounting fees	64,405	86,561	158,705
Management fees and salaries (Note 7)	60,000	60,000	60,000
Non-cash compensation charge (Note 8)	722,225	1,230,750	40,850
Office and miscellaneous	68,612	36,609	46,888
Public relations	113,770	132,828	222,073
Property investigations	-	24,835	11,790
Rent and utilities	24,358	26,965	37,102
Repairs and maintenance	11,469	7,158	17,220
Salaries and wages (Note 7)	179,817	133,244	178,014
Telephone and fax	15,876	14,923	14,908
Transfer agent and regulatory fees	19,891	17,120	24,262
Travel and accommodation	81,849	61,654	100,580
	1,479,479	1,930,476	1,026,558

OTHER INCOME (EXPENSES)
Foreign currency exchange	(310,141)	42,413	(76,231)
Loss on disposal of property and equipment	(9,183)	-	-
Loss on settlement of advances receivable	(22,172)	-	-
Investment income (net)	241,327	352,037	268,470
Other income	86,868	25,022	72,655
Write off of mineral properties costs	(784,879)	(3,052,802)	(5,917,734)
	(798,180)	(2,633,330)	(5,652,840)

Net loss for the year	(2,277,659)	(4,563,806)	(6,679,398)

Deficit, beginning of the year	(21,330,517)	(16,766,711)	(10,097,313)

Deficit, end of the year	$(23,608,176)	$(21,330,517)	$(16,766,711)

BASIC AND DILUTED LOSS PER SHARE	$ (0.04)	$ (0.09)	$ (0.13)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,425,577	52,991,262	52,898,829

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

	2007	2006	2005

NET LOSS FOR THE YEAR	$ (2,277,659)	$ (4,563,806)	$ (6,679,398)

Other comprehensive income, net of tax
Unrealized loss on available for sale marketable securities	(71,475)	-	-

COMPREHENSIVE LOSS	$ (2,349,134)	$ (4,563,806)	$ (6,679,398)

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

	2007	2006	2005

OPERATING ACTIVITIES
Net loss for the year	$ (2,277,659)	$ (4,563,806)	$ (6,679,398)
Items not involving cash:
Amortization	62,097	58,780	50,096
Loss on disposal of advances receivable	9,183	-	-
Loss on settlement of advances receivable	22,172	-	-
Write off of deferred exploration costs	784,879	3,052,802	5,917,734
Non-cash stock compensation charge (Note 8)	722,225	1,230,750	40,850

Changes in non-cash working capital items:
Advances and other receivables	736,658	(532,275)	395,168
GST receivable	(14,231)	12,364	4,941
Prepaid expenses	(10,531)	5,897	(31,145)
Accounts payable and accrued liabilities	109,490	(37,709)	(60,867)
Net cash provided (used in) operating activities	144,283	(773,197)	(362,621)

INVESTING ACTIVITIES
Marketable securities	4,364,756	2,912,387	219,863
Due from related parties	97,372	108,779	(175,809)
Expenditures on mineral properties	(3,127,878)	(2,759,185)	(2,830,001)
Proceeds from disposal of property and equipment	67,846	-	-
Purchase of property and equipment	(98,052)	(5,022)	(60,864)
Net cash provided by (used in) investing activities	1,304,044	232,340	(2,846,811)

FINANCING ACTIVITY
Due to related parties	(10,510)	(24,619)	-
Proceeds on issuance of common shares	7,000	51,000	255,140
Net cash provided by financing activities	(3,510)	26,381	255,140
DECREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	1,444,817	(489,857)	(2,954,292)

Cash and cash equivalents - beginning of year	933,697	1,423,554	4,377,846

CASH AND CASH EQUIVALENTS – END OF YEAR	$ 2,378,514	$ 933,697	$ 1,423,554

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -

Cash and cash equivalents is comprised of:
Cash	$ 2,378,514	$ 933,697	$ 1,173,554
Term deposits	-	-	250,000

	$ 2,378,514	$ 933,697	$ 1,423,554

Non-cash Transactions – Note 9

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Stated in Canadian Dollars)

	Guatemala	Nicaragua	Mexico			Canada	Equador	Peru	Peru	Year Ended
	Mineral	General	Mineral	General	Mineral	General	General	General	Cerro	December 31,
	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Exploration	Exploration	Colorado	2007
ACQUISTION COSTS
Balance, beginning of year	$4,142,864	$ -	$ -	$ -	$ -	$ -	$ 113,130	$ -	$ -	$ 4,255,994

Shares	-	-	29,000	-	-	-	-	-	64,000	93,000
Cash	-	-	53,482	-	-	-	-	-	146,566	200,048
	-	-	82,482	-	-	-	-	-	210,566	293,048

Balance, end of year	4,142,864	-	82,482	-	-	-	113,130	-	210,566	4,549,042

DEFERRED EXPLORATION COSTS
Balance, beginning of year	$ 5,753,974	$ 349,838	$23,069,580	$ -	$ -	$ 4,129	$ 4,734	$ -	$ -	$ 9,182,254

Property Payment/Investigation	23,060	-	1,809	-	-	-	6,750	-	16,135	47,754
Automobile	9,970	10	91,505	10,197	11,884	-	-	2,426	17,957	143,949
Camp, food and supplies	12,761	2,294	65,738	8,618	9,034	-	805	542	4,716	104,508
Drafting, maps and printing	184	-	1,943	2,260	4,157	-	-	162	451	9,157
Exploration administration	5,503	-	25,909	1,279	1,279	-	-	1,955	3,375	39,299
Environment	-	-	14,219	-	-	-	-	2,501	-	16,720
Geochemistry	6,614	6,085	32,824	19,980	19,980	-	-	3,077	13,579	102,139
Geological consulting (Note 7)	67,918	41,493	277,810	130,571	163,770	554	8,574	77,303	58,330	826,323
Other consulting	23,004	-	102,330	12,731	15,243	-	-	24,136	102,781	280,226
Legal and accounting	8,311	-	31,868	18,397	20,522	-	-	10,034	9,661	98,793
Licences, rights and taxes	13,882	-	86,576	14,582	97,776	-	-	3,233	2,362	218,412
Linecutting & trenching	22,317	-	27,260	2,034	3,607	-	-	-	850	56,068
Underground development	423,769	-	-	-	-	-	-	-	-	423,769
Materials	8,983	-	26,370	753	765	-	-	1,335	6,191	44,397
Maintenance	2,840	-	18,299	430	456	-	-	-	382	22,407
Miscellaneous	3,239	-	2,626	343	917	-	-	60	438	7,623
Medical expenses	6,890	456	11,816	3,045	3,421	-	-	262	37	25,927
Road building	-	-	11,265	-	-	-	-	-	-	11,265
Rent and utilities	31,090	-	35,629	4,561	4,561	-	-	-	-	75,840
Rental equipment	748	-	6,762	90	90	-	-	-	-	7,690
Salaries and wages (Note 7)	43,660	8,084	126,277	12,040	12,040	-	-	2,419	-	204,520
Shipping	3,613	1,658	9,873	3,199	3,641	-	-	906	336	23,226
Telephone and communications	5,917	870	24,727	3,636	3,636	-	-	177	261	39,223
Travel and accommodation	18,593	2,548	55,553	15,863	15,870	-	3,253	27,123	8,575	147,378
	742,866	63,498	1,088,988	264,609	392,649	554	19,382	157,651	246,417	2,976,613
Write-off exploration Costs	-	(413,336)	(13,924)	(264,609)	(93,010)	-	-	-	-	(784,879)

Balance, end of year	6,496,840	-	4,144,644	-	299,639	4,683	24,116	157,651	246,417	11,373,988

TOTAL MINERAL PROPERTIES – END OF YEAR	$ 10,639,703	$ -	$ 4,227,125	$ -	$ 299,639	$ 4,683	$ 137,246	$ 157,651	$ 456,983	$15,923,030

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS

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

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

1.    Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

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

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $23,608,176 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

2.      Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

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

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá;

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation – (cont’d)

i)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico and

ii)

Radius Peru, S.A.C., a company incorporated under the laws of Peru on. May 4, 2007.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at market value as they are considered available for sale.

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

f)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005, potentially dilutive common shares (relating to options outstanding at year-end) totalling 5,150,000 (2006: 3,475,000; 2005: 4,778,332) were not included in the computation of loss per share because their effect was anti-dilutive.

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

i)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option valuation models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

j)

Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

j)

Asset Retirement Obligation – (cont’d)

At December 31, 2007, the fair value of the mineral properties site restoration costs is not significant.

k)

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

3.

Change in Accounting Policies

Financial Instruments and Comprehensive Income

On January 1, 2007, The Company adopted CICA Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting princples.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for the periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has made the following classifications:

The marketable securities have been classified as “available-for-sale”.  They are initially recorded at cost which is equal to their fair value.  Subsequent changes to the market value of the investments are recorded as changes to other comprehensive income.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

Under adoption of these new standards, the Company classified advances and other receivables and due from related parties as loans and receivables which are measured at amortized cost.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

As a result of adopting these new standards at January 1, 2007, the Company recorded an unrealized gain of $36,436 (Note 12) for the change in accounting for financial assets classified as “available-for-sale” and measured at fair value instead of cost.  This increase is reported as a one-time cumulative effect to other comprehensive income.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application  to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

International Financial Reporting Standards (“IFRS”) In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

Marketable Securities

Marketable securities are recorded at market value as they are considered available for sale.  Included in marketable securities is 7,406 common shares of a company with directors in common.  The portfolio of marketable securities consists of short term notes with a yield range of 4.02% - 4.38%, Government of Canada bonds with a yield range of 3.82% - 4.75%, Canadian provincial government bonds with a yield range of 4.07% - 6.13%, corporate bonds with a yield range of 4.33% - 6.17%, pool fund bonds with a yield range of 4.62% - 4.87%, and preferred equities with a yield range of 4.38% - 5.69%.

5.

Property and Equipment

	2007
	Cost	Accumulated Amortization	Net

Land	$ 44,838	$ -	$ 44,838
Leasehold improvements	15,322	15,322	-
Trucks	361,521	201,849	159,672
Computer equipment	131,412	76,136	55,276
Furniture and equipment	39,756	31,377	8,379
Geophysical equipment	36,477	15,652	20,795
Website	4,800	3,872	928

	$ 634,096	$ 344,208	$ 289,888

	2006
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	13,417	1,905
Trucks	195,765	122,427	73,338
Computer equipment	87,305	49,219	38,086
Furniture and equipment	170,511	82,725	87,786
Geophysical equipment	36,445	10,942	25,503
Website	4,800	3,533	1,267

	$ 613,225	$ 282,263	$ 330,962

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

6.

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

A)

GUATEMALA

i)

El Tambor

The El Tambor Property consists of 5 exploration concessions located in south-central Guatemala covering approximately 6,380 hectares.

a)

La Laguna, Santa Margarita, El Injerto and Carlos Antonio

In 2002, the Company acquired a 100% interest in the La Laguna concession, and in 2004, the Company acquired a 100% interest (subject to a 2.5% net smelter returns royalty) in the Unidad Tipo, the Santa Margarita, Tizate, El Injerto and Carlos Antonio concessions.  In 2006, the Company terminated its rights to the Tizate concession, and in 2007, the land covered by the Santa Margarita and Unidad Tipo concessions were combined as one concession called Santa Margarita.

b)

Progreso VII Concessions

The Company acquired the right to a 100% interest (subject to a 4% net smelter returns royalty) in the Progreso II to VII Concessions under an exploration lease and option to purchase agreement dated May 7, 2002, and amended October 14, 2004, with Entre Mares De Guatemala, S.A.  The Company incurred the minimum aggregate exploration costs required to be made by May 6, 2006 of US$800,000, and in June 2006 purchased the Progreso VII Concession for US$250,000 (paid).  During the year ended December 31, 2006 it had been mutually agreed to drop the Progreso II to VI concessions from the company’s right to purchase.  One-half of the 4% royalty may be purchased by the Company for US$2.0 million.  During the year ended December 31, 2005, the Company wrote-off $133,393 in costs.

ii)

Marimba and Holly/Banderas

a)

Marimba

During the year ended December 31, 2007, the Company terminated its 100% interest in the Marimba Project, which consisted of two exploration concessions, located in south-eastern Guatemala. All costs relating to the Project were written off as at December 31, 2005, totalling $1,515,242.

b)

Holly/Banderas

The Company holds a 100% interest in the Holly/Banderas Project which consists of two exploration concessions covering approximately 11,450 hectares.

Option Agreement with Glamis Gold Ltd. (“Glamis”)

In 2004, the Company granted to Glamis an option to explore and develop the Holly/Banderas and Marimba properties.  The agreement gave Glamis the right to acquire a 51% interest in the properties by spending US$4 million over a four-year period.  During the year ended December 31, 2006, Glamis terminated its option on these properties.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

A)

GUATEMALA – (CONT’D)

iii)

Regional exploration

During the year ended December 31, 2005 deferred exploration ncosts incurred by the Company on various properties in Guatemala totalling $89,843 were written-off to operations.

B)

Nicaragua

Since 2003, the Company has conducted exploration on a number of mineral concessions in Nicaragua.  As at December 31, 2007, the Company held title to 11 concessions and had 10 concession applications for title pending.

i)

Natividad (El Pavon)

The Natividad Project currently consists of two granted concessions covering approximately 4,649 hectares.

Joint Venture Agreement with Meridian Gold Inc. (“Meridian”)

The Company entered into a joint venture agreement with Meridian effective May 25, 2005, giving Meridian the option to acquire a 60% interest in the Natividad Project which consisted of five granted concessions and four concession applications towards earning the interest.  Meridian spent US$5.3 million in exploration expenditures within the first two years of the agreement towards earning an interest; however, in 2006, Meridian terminated its option to earn an interest in the Natividad Project.

Advances and other receivables as at December 31, 2006 included $735,523 (2005: $182,119) spent by the Company on behalf of Meridian for exploration costs incurred under this agreement.  All amounts owing by Meridian were repaid to the Company in 2007 and no balance remains outstanding as at December 31, 2007.

During the year ended December 31, 2007, $1,202 in costs incurred on certain of the joint venture concessions were written-off to operations as management is not planning any further work in the area.

ii)

San Pedro

The San Pedro Project consists of one granted concession covering approximately 5,356 hectares.

iii)

India Norte

The India Norte Project consists of three granted concessions and two concessions applications covering approximately 42,645 hectares.

iv)

Trebol

The Trebol Project consists of two granted concessions covering approximately 42,193 hectares.

v)

Estrella de Oro

The Estrella de Oro Project consists of one granted concession covering approximately 46,220 hectares.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

B)

Nicaragua – (cont’d)

vi)

La Flor

The La Flor Project consists of one granted concession covering approximately 15,605 hectares

vii)

Regional Exploration

The Company holds one granted concession and eight concession applications covering approximately 164,919 hectares, on which it is conducting exploration work.

During the year ended December 31, 2007, $427,260 (2006:  $1,650,886; 2005: $3,398,440) in costs incurred on certain of these concessions were written-off to operations as management is not planning any further work in the area.

C)

Mexico

i)

Current Properties

In 2007, the Company acquired five granted concessions and applied for two concession titles covering approximately 141,840 hectares.

During the year ended December 31, 2007, $20,979 in costs incurred on certain of these concessions were written-off to operations as management is not planning any further work in the area.

ii)

Amatista Project

In 2005, the Company acquired the right to earn a 100% interest in the Amatista epithermal gold-silver project. During the year ended December 31, 2006, the Company decided, based on its exploration results to date, to do no further exploration on the property, and $314,700 in costs were written-off to operations.

iii)

La Fruita and El Mole Concessions

In 2005, the Company acquired by staking the La Fruita and El Mole concessions. During the year ended December 31, 2006, the Company decided, based on its exploration results to date, to do no further exploration on the property, and as at December 31, 2007, $7,785 (2006: $136,887: 2005: Nil) in costs were written-off to operations.

iv)

Regional Exploration

Since late 2004, the Company has explored various other properties in Mexico. As at December 31, 2007, $328,855 (2006: $897,257; 2005: $214,957) in costs were written-off to operations as management is not planning any further work on these properties.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

D)

Peru

i)

Rubi Property

In August 2007, the Company signed an option agreement to acquire 100% of the Rubi Property, Peru which consists of eight granted concessions.  In order to keep the option in good standing, the Company is required to:

a)

Make cash payments to the property owner as follows:

i)

US$100,000 on signing of the agreement (“Agreement Date”) (paid);

ii)

US$250,000 on or before August 22, 2008;

iii)

US$500,000 on or before August 22, 2009;

iv)

US$800,000 on or before August 22, 2010.

b)

Issue common shares of the Company to the property owner as follows:

i)

50,000 shares on signing of the agreement (“Agreement Date”) (issued);

ii)

100,000 on or before August 22, 2008;

iii)

100,000 on or before August 22, 2009;

iv)

250,000 on or before August 22, 2010.

c)

Incur exploration expenditures on the Property as follows:

i)

US$250,000 on or before August 22, 2008;

ii)

US$500,000 on or before August 22, 2009;

iii)

US$1,000,000 on or before August 22, 2010;

The Company may then exercise its option to acquire the 100% interest in the Rubi Property by paying to the property owner on or before the fourth anniversary of the Agreement Date, US$5 per ounce of gold equivalent defined in reserves or a minimum of US$4.0 million.  Additional reserves defined after this payment will also be subject to a US$5 per ounce of gold equivalent to the owner.  If the option is exercised, the property owner would retain a 1.5% net smelter return royalty.

In connection with the granting of this option, the Company paid finder’s fees of $10,000 and 25,000 shares each to two individuals.

The Company will be required to produce 500 metric tons of minerals per day as a minimum upon commercial production.  If the production quota is not met, the Company will make the following payments towards the NSR as follows:

During the fifth year of the option	US$100,000
During the sixth year of the option	US$200,000
During the seventh year of the option	US$300,000

ii)

Artemisas Property

In November 2007, the Company signed a letter agreement to acquire 70% of the Artemisas Property, Peru which consists of four granted concessions.  A formal option agreement was executed effective January 11, 2008 (the “Agreement Date”).  In order to keep the option in good standing, the Company is required to incur exploration expenditures on the Property as follows:

a)

A total of US$250,000 on or before January 11, 2009;

b)

A total of US$900,000 on or before January 11, 2010;

c)

A total of US$2,000,000 on or before January 11, 2011.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

D)

Peru

ii)

Artemisas Property – (cont’d)

Upon completion of the earn-in requirements and exercise of the option the Company will have earned a 70% interest in the property after which a 70:30 participating joint venture will be formed.  If either party elects not to contribute, then a standard dilution clause will apply.  If either party’s interest drops to less than 10%, its interest will convert to a 1% net smelter return royalty.

E)

Ecuador

On November 7, 2006, the Company was granted the option to acquire a 70% interest in the Cerro Colorado Property, Ecuador.  The property consists of two concessions located in Southern Ecuador.

In order to earn the interest the Company is required to:

a)

Make the following cash payments:

i)

US$100,000 on signing of the agreement (paid);

ii)

US$125,000 upon commencement of drilling on the project;

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

As at December 31, 2007, drilling had not commenced.  The Company has the right to terminate the agreement at any time upon 90 days written notice or on November 7, 2009, if the drill date has not occurred.

F)

Canada

In 2006 and 2007, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Canada.

G)

Argentina

Since 2005, the Company has incurred data acquisition and geological consulting costs in connection with property investigations in Argentina.  During the year ended December 31, 2006, the Company decided, based on its exploration results to date, to do no further exploration on the properties and wrote off $29,524 (2005: Nil) in costs to operations.

H)

Colombia

In 2005, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Colombia.  During the year ended December 31, 2006, the Company decided, based on its exploration results to date, to do no further exploration on the properties and wrote off $15,711 (2005: Nil) in costs to operations.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

I)

Tanzania

During the year ended December 31, 2006, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Tanzania, and then decided to do no further exploration on the property and wrote off $7,837 in costs to operations.

J)

Dominican Republic

During the year ended December 31, 2005, the Company decided, based on its exploration results to date, to do no further exploration on the property, and wrote-off $383,740 in costs to operations.

7.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the years ended December 31,
	2007	2006	2005
Expenses
Consulting fees	$ 60,000	$ 60,000	$ 60,000
Management fees	46,590	21,346	25,676
Salaries and wages	100,930	91,850	137,807
Mineral property costs:
Geological Consulting fees	176,650	160,581	92,400
Salaries and wages	65,873	58,467	50,888
	$ 450,043	$ 392,244	$ 366,771

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $26,665 (2006: $48,528) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $50,498 (2006: $147,870) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $15,778 (2006: $17,570) payable to an officer of the Company.

Due to a related party is $nil (2006: $10,510) which are the amounts due to a company which have a common director with the Company and arose from shared administrative costs.   The amount is repayable in the normal course of business.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

8.

Share Capital

a)

Authorized

Unlimited common shares without par value

b) Issued	Number of Shares	Price Per Share $	Amount $

Balance December 31, 2004	53,091,188		42,060,982

Exercise of stock options	37,800	1.30	49,140
Exercise of stock options	40,000	0.90	36,000
Exercise of stock options	50,000	0.99	49,500
Exercise of stock options	35,000	1.00	35,000
Exercise of stock options	57,000	1.50	85,500
Transfer of contributed surplus on exercise of options	-		86,697

Balance, December 31, 2005	53,310,988		42,402,819

Exercise of stock options	75,000	0.68	51,000
Transfer of contributed surplus on exercise of options	-		32,250

Balance, December 31, 2006	53,385,988		42,486,069

Exercise of stock options	12,500	0.56	7,000
Acquisition of property	50,000	0.58	29,000
Acquisition of property	100,000	0.64	64,000

Transfer of contributed surplus on exercise of options	-		1,125

Balance, December 31, 2007	53,548,488		42,587,194

Escrow Shares

As at June 25, 2007, all of the 375,000 common shares held in escrow were released.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees andconsultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Option vest ranging from a four month period to one year from the date of grant. Options granted to Investor relations vest in accordance with TSX regulation.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2007		2006
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	3,475,000	$0.70	2,558,332	$0.97
Forfeited	(587,500)	0.67	(1,743,332)	1.09
Granted	2,275,000	0.54	2,735,000	0.70
Exercised	(12,500)	0.56	(75,000)	0.68

Outstanding, end of year	5,150,000	$0.63	3,475,000	$0.70

Exercisable, end of year	4,775,000		3,475,000

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

8.

Share Capital (cont’d)

At December 31, 2007, there were 5,150,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price ($)	Expiry Date	Average Remaining Contractual Life in years

670,000	0.68	January 7, 2008	0.02
2,405,000	0.70	February 21, 2011	3.15
875,000	0.52	April 16, 2012	4.30
50,000	0.62	May 31, 2012	4.42
1,100,000	0.56	September 5, 2012	4.68
50,000	0.48	December 3, 2012	4.93

5,150,000

Subsequent to December 31, 2007, the January 7, 2008, options expired unexercised.

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the year ending December 31, 2007 of $722,225 (2006: $1,230,750; 2005: $40,850) is associated with the granting of options to consultants and employees.

The weighted fair value of the share purchase options granted during the year ended December 31, 2007 of $0.32 (2006: $0.45; 2005: $0.43) per option is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating fair value for the years ended December 31, are as follows:

	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility based on historical share price	72% - 73%	76%	75.56%
Risk-free interest rate	3.69% - 4.58%	4.02%	3.92%
Expected term in years	5 years	5 years	5 years

The following table reconciles the Company’s contributed surplus:

	2007	2006

Balance, beginning of the year	$ 3,443,487	$ 2,244,987
Options vested	722,225	1,230,750
Options exercised	(1,125)	(32,250)

Balance, end of year	$ 4,164,587	$ 3,443,487

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

9.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows during the year ending December 31, 2007, the following transactions were excluded:

i)

Issued 50,000 common shares with a fair value of $29,000 for the acquisition of the La Flor Property.

ii)

Issued 50,000 common shares with a fair value of $32,000 for the acquisition of the Rubi Property.

iii)

Issued 50,000 common shares with a fair value of $32,000 for the finder’s fee on the Rubi Property.

iv)

Included in accounts payable was $48,783 in exploration costs which was included in deferred exploration costs.

The fair value reflects the market price at the date of issuance.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Ecuador, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	December 31, 2007	December 31, 2006

Total Assets
Canada	$ 6,325,881	$ 10,787,157
Caymans	714,405	85,195
Ecuador	137,246	117,864
Guatemala	10,724,984	10,017,783
Nicaragua	4,547,829	3,705,119
Mexico	400,506	108,325
Peru	628,109	-
Other	1,568	1,795
	$ 23,480,528	$ 24,823,238

Property & Equipment
Canada	$ 43,650	$ 34,874
Guatemala	33,606	55,220
Nicaragua	188,273	218,416
Mexico	15,757	22,453
Peru	8,602	-
	$ 289,888	$ 330,962

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

10.

Segmented Information – (cont’d)

	December 31, 2007	December 31, 2006
Resource Properties Acquisition
Ecuador	$ 113,130	$ 113,130
Guatemala	4,142,864	4,142,864
Peru	210,566	-
Nicaragua	82,482	-
	$ 4,549,042	$ 4,255,994

Deferred Exploration Costs
Ecuador	$ 24,116	$ 4,734
Canada	4,683	4,129
Guatemala	6,496,840	5,753,973
Peru	404,066	-
Mexico	299,639	-
Nicaragua	4,144,644	3,419,418
	$ 11,373,988	$ 9,182,254

11.

Financial Instruments

a)

Credit risk:

For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

b)

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2007, cash totalling $1,118,436 (2006 - $336,559) was held in US dollars, $8,506 (2006 - $8,450) in Nicaragua Cordoba, $9,474 (2006 - $2,415) in Guatemala Quetzal and $2,550 (2006 - $20,001) in Mexican Pesos.

12.

Accumulated Other Comprehensive Income

Balance at December 31, 2006	$ -
Cumulative impact of accounting changes	36,436

Adjusted balance January 1, 2007	36,436
Unrealized loss on available for sale marketable securities	(71,475)

Balance at December 31, 2007	$ (35,039)

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

13.

Commitments

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies on a month to month basis which are netted against rental expense.  The annual lease commitment under the lease is as follows:

2008	$ 129,885
2009	130,245
2010	134,203

$ 394,333

14.

Income Taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 34.12% (2006: 34.12% 2005: 34.12%) to the income for the year and is reconciled as follows:

	2007	2006	2005

Benefit at Canadian statutory rate	$ (768,800)	$ (2,016,600)	$ (2,279,000)
Foreign income taxed at other than CDN statutory rate	267,800	-	-
Permanent differences	152,300	415,500	13,900
Effect of a reduction in statutory rate	815,500	-	-
Share issuance costs	(69,500)	-	-
Expiry of loss carryforward	203,300	-	142,500
Increase/(decrease) in valuation allowance	(600,600)	1,601,100	2,122,600

	$ -	$ -	$ -

The tax effects on the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2007	2006

Net operating and capital losses	$2,156,500	$ 2,711,200
Property and equipment	40,000	27,800
Resource related costs	555,300	516,000
Undeducted financing costs	5,100	97,900
	2,756,900	3,352,900
Less: Valuation allowance	(2,756,900)	(3,352,900)

	$ -	$ -

At December 31, 2007, the Company had estimated net operating losses carried forward of approximately $8,200,000 (2006: $7,900,000) (expiring in various amounts over the period from 2008 to 2027) available to reduce future taxable income.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on valuation allowance is reflected in current income.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

15.

Subsequent Events

On January 30, 2008, the Company entered into an option to purchase 100% interest in Charpal project in Peru.  As consideration the Company is required to make an aggregate payment of US$850,000 over three years.

By letter agreement dated February 18, 2008 the Company optioned its San Pedro project in Nicaragua to Vannessa Ventures Ltd. (Vannessa). Under the terms of the agreement, Vannessa can acquire a 50% interest in the property by spending a cumulative US$3,000,000 on exploration expenditures on the property over a period of four years. Once Vannessa has exercised its option, Vannessa can earn an additional 20% by funding a bankable feasibility study, or may opt to further develop the property under a 50:50 joint venture with the Company. In the event that either party elects not to contribute, then standard dilution clauses will apply and if either party’s interest drops below 10%, this will be converted into a 1% Net Smelter Royalty.

16.

Comparative figures

Certain comparative figures for the year ended December 31, 2006 and 2005 have been reclassified to conform with the presentation adopted for the current year.

17.

Reconciliation to United States of America Generally Accepted Accounting Principles

Accounting practices under Canadian (“CDN GAAP”) and of United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Marketable Securities

Prior to January 1, 2007, the Company’s marketable securities were presented at lower of cost or market value under CDN GAAP.  Under US GAAP the Company classifies its marketable securities as “available-for-sale” and they are carried in the financial statements at their fair value equal to their quoted market price at year end. Marketable securities are classified as long-term if management does not intend to dispose of them within the subsequent year. Realized gains and losses are reported in earnings for the year while unrealized holding gains and losses are excluded from income and reported as other comprehensive income.  Upon adoption of CICA Handbook Section 3855 on January 1, 2007 (note 3), there are no ongoing differences between Canadian and US GAAP in the accounting for marketable securities.

b)

Mineral Properties

Under Canadian GAAP mineral property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, mineral property acquisition costs are considered tangible assets and must be initially capitalized and evaluated periodically for impairment.   The Company has expensed mineral property cost as incurred and will capitalize mineral property acquisition costs when it has been determined that a mineral property can be economically developed as a result of a final feasibility study establishing proven and probable reserves.  Costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves. Therefore, additional expenses are required under US GAAP for the years ended December 31, 2007, 2006 and 2005.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

17.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

c)

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net loss under US GAAP adjusted for the change in items excluded from net loss under US GAAP.  Upon adoption of CICA Handbook Section 1530 on January 1, 2007 (note 3), there are no ongoing differences between Canadian and US GAAP in reporting and displaying comprehensive loss.

d)

Newly Adopted Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end.  The adoption of FIN 48 did not have a significant impact on the Company’s results of operations or financial position.

e)

New Accounting Pronouncements

The FASB has issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements”, which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements.  SFAS 157 is to be effective as of the first fiscal year that begins after November 15, 2007.  In February 2008, the FASB deferred the effective date for one year for certain non financial assets and non financial liabilities and removed certain leasing transactions from its scope. (i.e. for the Company’s fiscal year beginning January 1, 2009).  The adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position.

f)

New Accounting Pronouncements

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”).  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.  Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred.  If an entity elects the fair value option for a held-to-maturity or available-for sale- security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply.  Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future.  This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning January 1, 2008).  The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company’s financial condition or results of operations.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

17.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

f)

New Accounting Pronouncements – (cont’d)

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available.  Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007.  The staff now understands that such information will not be widely available by December 31, 2007.  Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options (as described in SAB 110).  The Company does not believe that SAB 110 will have a significant impact on its financial statements.

g)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP are as follows:

	Years ended December 31,
	2007	2006	2005

Net loss for the year as reported using CDN GAAP	$ (2,277,659)	$ (4,563,806)	$ (6,679,398)
Adjustments to mineral properties	(3,269,661)	(2,759,185)	(2,830,001)
Write-down of marketable securities	-	71,561	44,452
Adjustment for realized gain	-	-	104,557
Write-off of exploration costs	784,879	3,052,802	5,917,734

Net loss for the year per US GAAP	$ (4,762,441)	$ (4,198,628)	$ (3,442,656)
Unrealized gain (loss) from marketable securities	(71,475)	(71,561)	(44,452)

Comprehensive loss for the year per US GAAP	$ (4,833,916)	$ (4,270,189)	$ (3,487,108)

Basic loss per share per US GAAP	$ (0.09)	$ (0.08)	$ (0.07)

Weighted average number of shares outstanding per US GAAP	53,425,577	52,991,262	52,898,829

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in Canadian Dollars)

17.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2007	2006

Total assets per CDN GAAP	$ 23,480,528	$ 24,823,238
Adjustments for mineral properties	(15,923,030)	(13,438,248)

Total assets per US GAAP	$ 7,557,498	$ 11,384,990

Total liabilities per CDN and US GAAP	$ (371,962)	$ (224,199)

Deficit, per CDN GAAP	$ (23,608,176)	$ (21,330,517)
Adjustments to mineral properties	(15,923,030)	(13,438,248)
Write-down of marketable securities	-	116,013
Deficit, per US GAAP	(39,531,206)	(34,652,752)

Contributed surplus per CDN GAAP	4,164,587	3,443,487
Unrealized loss from marketable securities	(35,039)	(116,013)
Comprehensive income per US GAAP	3,801,265	3,327,474

Share capital per Canadian and US GAAP	42,587,194	42,486,069

Total shareholders’ equity per US GAAP	7,185,536	11,160,791

Total liabilities and shareholders’ equity per US GAAP	$ 7,557,498	$ 11,384,990

	Years ended December 31,
Statements of Cash Flows	2007	2006	2005

Cash flows used in operating activities per CDN GAAP	$ 144,283	$ (773,197)	$ (362,621)
Adjustments for mineral properties	(3,127,878)	(2,759,185)	(2,830,001)

Cash flows used in operating activities per US GAAP	(2,983,595)	(3,532,382)	(3,192,622)

Cash flows provided by (used in) investing activities per CDN GAAP	1,304,044	256,959	(2,846,811)
Adjustments for mineral properties	3,127,878	2,759,185	2,830,001

Cash flows used in investing activities per US GAAP	4,431,922	3,016,144	(16,810)

Cash flows from financing activities per Canadian and US GAAP	(3,510)	26,381	255,140

Increase (decrease) in cash per US GAAP	$ 1,444,817	$ (489,857)	$ (2,954,292)

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2008

By  /s/ Simon Ridgway

Simon Ridgway,

President and Chief Executive Officer