Form 20-F
period 2008-05-27
RADIUS GOLD INC.
filed 2009-05-29
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Index to Exhibits on Page 57

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

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal years ended December 31, 2008, 2007 and 2006 and as at December 31, 2008, 2007 and 2006 was extracted from financial statements of the Company which were audited by BDO Dunwoody LLP (formerly Amisano Hanson), Chartered Accountants.

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

Canadian GAAP

Under Canadian GAAP resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves.  The Company has expensed resource property costs as incurred and will capitalize resource property acquisition costs when it has been determined that a resource property can be economically developed as a result of a final feasibility study establishing proven and probable reserves.  Costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves.  Therefore, additional exploration expenses are required under US GAAP for the years ended December 31, 2008, 2007 and 2006.

The following information has been reconciled for U.S. GAAP.  See Note 16 to the Consolidated Financial Statements of the Company.

	(CDN$ in 000’s, except per share data)
	As at 12/31/08	* As at 12/31/07	* As at 12/31/06	* As at 12/31/05	* As at 12/31/04
Working Capital	2,368	6,851	10,830	13,765	17,071
Resource Properties (Cdn GAAP)	13,874	15,923	13,438	13,732	16,820
Resource Properties (US GAAP)	0	0	0	0	0
Long Term Debt (Cdn GAAP)	(886)	(1,437)	(890)	(1,138)	(1,555)
Long Term Debt (US GAAP)	(886)	(1,437)	(890)	(1,138)	(1,555)
Shareholder’s Equity (Cdn GAAP)	(15,664)	(21,672)	(23,709)	(26,743)	(32,710)
Shareholders’ Equity (US GAAP)	(1,790)	(5,748)	(10,271)	(13,001)	(15,890)
Total Assets (Cdn GAAP)	16,777	23,481	24,823	28,168	34,612
Total Assets (US GAAP)	2,903	7,557	11,385	14,436	17,792

Revenue	0	0	0	0	0
Net Income(Loss) (Cdn GAAP)	(6,164)	(2,825)	(4,316)	(6,262)	(4,913)
Earnings(Loss) Per Share (Cdn GAAP)	(0.12)	(0.05)	(0.08)	(0.12)	(0.11)
Comprehensive Income(Loss) (US GAAP)	(4,263)	(5,381)	(4,022)	(3,025)	(14,075)
Earnings (Loss)Per Share (US GAAP)	(0.08)	(0.10)	(0.08)	(0.06)	(0.31)
Dividends Per Share (Cdn GAAP)	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtd.Avg.No.Shares (Cdn GAAP)	53,548	53,426	52,991	52,899	44,917
Wtd.Avg.No.Shares (US GAAP)	53,548	53,426	52,991	52,899	44,917

* Restated to adjust for future income tax liabilities.

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on May 8, 2009 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.1580.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended April 30, 2009	$1.2640	$1.1939
Month ended March 31, 2009	$1.2995	$1.2245
Month ended February 28, 2009	$1.2710	$1.2190
Month ended January 31, 2009	$1.2749	$1.1822
Month ended December 31, 2008	$1.2971	$1.1962
Month ended November 30, 2008	$1.2850	$1.1502

Average
Fiscal year ended December 31, 2008	$1.0679
Fiscal year ended December 31, 2007	$1.0742
Fiscal year ended December 31, 2006	$1.1307
Fiscal year ended December 31, 2005	$1.2083
Fiscal year ended December 31, 2004	$1.3015

B.

Capitalization and Indebtedness.

Not Applicable

C.

Reasons for the Offer and Use of Proceeds.

Not Applicable

D.

Risk Factors.

No Guarantee of Success of Business

There is no assurance that the business of the Company will be successful.  At December 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Foreign Countries and Regulatory Requirements

The mineral projects in which the Company has an interest are located in Guatemala, Nicaragua, Peru, Mexico and Ecuador.  Mineral exploration and mining activities in these countries may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.  For a description of recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, see Item 4, Information on the Company, Section D, Property and Equipment, “Ecuador – Cerro Colorado Project” herein.

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

B.

Business Overview.

The Company is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  In 1999, the Company changed its focus to Latin America and acquired property interests in Mexico and Guatemala.  In February, 2001, the Company and its joint venture partner, Barrick Gold Corporation, decided to discontinue exploration work on the El Salitre Project in Mexico.  In 2003, the Company commenced exploration in Nicaragua, and in 2004, the Company returned to Mexico to investigate several prospective properties.  In 2005, the Company conducted property investigations in Colombia and Argentina, and in 2006, acquired an interest in a property in Ecuador.  In 2007, the Company was granted options to acquire interests in several properties in Peru. In 2008, the Company signed joint venture agreements to develop its 100% owned Tambor gold deposit in Guatemala, and to further explore the Rubi Property in Peru.

The current global economic crisis has prompted the Company to implement in late 2008 cut-backs in all grass-roots exploration programs and to re-focus the Company on the generation of targets that can attract joint venture partners upon acquisition.  Management is now reviewing prospective, advanced-staged gold projects and strategic opportunities brought about by the current market, while continuing the development of the Tambor Project from which the Company expects to receive cash flow.  Currently, the Company has property interests in Guatemala, Nicaragua, Peru, Mexico and Ecuador.  (See Property and Equipment, below, and Note 5, Notes to the Financial Statements).

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

Name	Date of Incorporation	Jurisdiction	Percentage Owned

Exploraciones Minera de Guatemala, S.A.	July 5, 1996	Guatemala	100%
Minerales Sierra Pacifico, S.A.	November 17, 1999	Guatemala	100%
Minerales de Nicaragua S.A.	November 18, 2002	Nicaragua	100%
Radius (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%
Pavon (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%
Geometalos Del Norte-Geonorte, S.A. de C.V.	May 2, 2005	Mexico	100%
Minera Aymara S.A.C. (formerly called Radius Peru S.A.C.)	May 4, 2007	Peru	100%

D.

Property and Equipment

The Company holds rights to properties in Guatemala, Nicaragua, Peru, Mexico and Ecuador, as set out in the following maps and more particularly described below:

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

1.

Tambor Project

The Tambor Property consists of seven exploration concessions located in south-central Guatemala as set out in the following map:

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

Santa Margarita Derivada	2000.00	February 4, 2009; exploitation license applied for January 21, 2009
Carlos Antonio	335.00	November 11, 2009
El Injerto	45.00	October 31, 2009
La Laguna	187.50	October 29, 2009
Progreso VII Derivada	2,000.00	Nov. 6, 2008; exploitation license applied for October 20, 2008
Marga	75.00	applied for September 9, 2008
Las Navajas	1,519.42	applied for November 12, 2008
	6,161.92

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

In June 2008, the Company granted to Kappes, Cassiday & Associates (“KCA”) the right to earn a 51% interest in the Tambor Project by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and the Company.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million.  At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

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

Future Development

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

In June 2008, the Company granted to KCA the right to develop, and earn an interest in, the Tambor Project.  The agreement calls for an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  Metallurgical test work by both Gold Fields and Radius indicates that most of the gold is coarse and free milling, and recoveries of up to 66 percent can be achieved using gravity concentration alone.

KCA has begun the permitting process for a small gold operation at Tambor, with plant construction and production planned for 2009.

There has been no mining surface development conducted at Tambor other than surface exploration trenching of soil anomalies.

2.

Banderas Project

The Company holds a 100% interest in the Banderas Project which consists of two exploration concessions more particularly described as follows:

Concession Name	Size (Hectares)	Expiry Date

Joyita	9,446.96	February 26, 2009; extension applied for September 9, 2008
El Dorado	2,000.00	July 5, 2009
	11,446.96

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

During 2005, the Company explored additional areas around the Banderas Project.  Since then, no significant work has been conducted on the Banderas Project and management is not currently planning to do any exploration work on this Project.

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

1.

Trébol Property

The Trébol Property is comprised of two granted exploration concessions located within the Region Autonoma Atlantico Norte (“RAAN”) in north-eastern Nicaragua, as set out in the following map:

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

La Amapola	13,809.90	April 19, 2032
El Trébol	28,383.17	April 19, 2032
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

After Radius’s work was cut short by the widespread devastation caused throughout the region by Hurricane Felix in September 2007, exploration work resumed in January 2008.  New access routes were installed, a new camp was constructed, and further trenching and soil geochemical surveys were completed.  Reconnaissance sampling of sub-crop and float associated with adjacent ridges up to several kilometres away from the main zone at Trébol have assayed from trace to 12.8 g/t Au.

A diamond drill program consisting of 963 metres in nine holes collared in the southwest part of the property was completed in August 2008.  Gold mineralization is associated with shallow, tabular silicified zones, with several holes drilling mineralized intercepts exceeding 50m in true thickness (TRDH-08-05 - 53.4m @ 1.35 g/t Au, TRDH-08-08 - 50.5m @ 0.61 g/t Au).  Further evaluation by drilling is required to test for the property’s shallow, pittable resource potential as well potential for high grade gold mineralization at depths in areas to date untested, and the Company has received expressions of interest from third parties regarding El Trébol.

All work is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Trébol Property.  No underground exploration has occurred on the Trébol Property.  No surface equipment or plant exists at the Trébol Property.

2.

Natividad Project

Natividad is located in central Nicaragua, a 5 hour drive from Managua and about 1 hour from the town of Waslala.  It outcrops on a main road and access to most parts of the project area is possible by foot or on horse back.  It is located in a hilly agricultural region largely given over to cattle grazing.  The original forest cover has been cut down over many years by slash and burn farmers.  The Natividad property consists of one granted exploration concession, as set out in the following map:

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

In January 2007, Meridian completed its work at Natividad.  No further results of interest were received and Meridian withdrew from the joint venture and completed rehabilitation of the camp and drill pads.  The property and all data have been returned to the Company.  Overall the results from the three drill campaigns were disappointing and failed to extend the mineralized shoots intersected.  Strong veining with highly favourable textures was intersected but results generally failed to exceed 2 g/t gold.

The Company consequently has reduced the size of the property to 1,301 hectares, to cover the main area of mineralization.  Drilling by Meridian showed that the best values and wider vein zones start from surface and extend to approximately 100m depth.  The Company believes that further infill drilling at Natividad could define a shallow, open-pittable gold resource and management is actively looking to joint venture the Project.

No Resource or Reserve has been defined within the Natividad Project.  No underground exploration has occurred on the Natividad Project.  No surface equipment or plant exists at the Natividad Project.

3.

La Flor Property

The La Flor Property consists of one granted concession located within the RAAN of north-eastern Nicaragua, described as follows:

Name	Size (Hectares)	Expiry Date

La Flor	15,604.85	April 19, 2032

Work conducted by Radius during 2007 and 2008 included trenching and mapping of known veins focused around the historic Linda Ventura vein, and prospecting and trenching of known mineralized areas elsewhere on the property.

La Flor contains several trends of low sulphidation, quartz-adularia veins hosted within Tertiary-aged volcanic andesites and pyroclastic rocks.  The eastern-most trend, Linda Ventura, is approximately 6m wide and comprises central banded chalcedony-adularia in a surrounding quartz-stockwork envelope.  The main vein was traced for 1.1km, and additional veins were exposed by trenching.  Although the best trench sampled averaged 6m @ 4.82 g/t Au, a detailed soil survey indicated that the strike length of the vein system is limited.  Several gold-in-soil anomalies defined in the south of the property were followed up by trenching and sampling; however results were somewhat disappointing and the Company is considering various possible strategies for this property.

All work is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the La Flor Property.  No underground exploration has occurred on the La Flor Property.  No surface equipment or plant exists at the La Flor Property.

Peru

In Peru, concessions are granted for one year and are extendable indefinitely in one-year increments upon paying the annual fees to the government.  In 2007, the Company commenced an investigation of opportunities and properties in Peru for potential acquisition and exploration.  The Company has an interest in the following properties in Peru:

1.

Rubi Property

In August 2007, the Company was granted an option to acquire a 100% interest in the Rubi Property, Peru which currently consists of five granted concessions as follows:

Name	Size (Hectares)

San Sebastian	260.3395
San Sebastian 4	655.3104
San Sebastian 5	302.1410
San Sebastian 6	100.0000
Minas Rubi No. 01	600.0140
1,917.8049

In connection with the granting of this option, the Company paid to each of Miroslav Kalinaj and John Sutcliffe a finder’s fee of $10,000 and 25,000 shares.  These individuals are at arms-length to the Company.

In October 2008, the Company entered into an agreement with International Minerals Corporation (“IMC”) for further exploration of the Rubi Project.  Under a revised agreement with the property owner, the Company and IMC, as joint venture partners in a newly formed Peruvian company (“JVCO”), can earn 100% of the Project by making a series of payments and exploration expenditure commitments, comprising:

- US$75,000 on signing of the revised agreement (paid)
- Investing US$400,000 in exploration and paying US$150,000 on the first anniversary
- Investing US$600,000 in exploration and paying US$300,000 on the 2nd Anniversary
- Investing US$1,000,000 in exploration and paying US$600,000 on the 3rd Anniversary
- Investing US$1,000,000 in exploration and paying US$1,875,000 on the 4th anniversary

The property owner will also retain a 2 percent Net Smelter Return royalty, with JVCO having a right of first offer to purchase such royalty.

IMC can earn its 60% interest in JVCO by paying the initial signing fee (paid) and by funding the first year’s exploration expenditures on the Rubi project, for a total of US$475,000. The exploration and cash payments over the remainder of the term will be funded by JVCO (60% IMC, 40% Radius) with each party subject to standard dilution requirements for non-contribution of funds.

Radius conducted its initial exploration on the property in late 2007, incorporating regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken for assay.

In the Minas Rubi area, the main target area, a more robust series of quartz-calcite veins shows a deep oxidation profile to approximately 80m depth, undoubtedly controlled by regional north-south faulting.  Secondary mineralization, occuring as hydrothermal breccia bodies, was mapped south-east of Minas Chapi and San Sebastien Areas, and as isolated areas of silicification and oxidation north and east of San Andres.  A total of 222 surface rock chip channel samples were taken and 49 underground samples.  Best results in Au and Ag are concentrated in the northern part of the property along the Chorla Rica vein and associated structures. Gold grades from trace up to 12.4 g/t Au and 663 g/t Ag were received and average around 1 to 2 metres in width.  Samples taken underground in old re-habilitated adits showed a continuation of gold and silver mineralization from surface.  In the past, the near-surface strongly oxidized parts of the Chirulin and Rio Azul veins were exploited by Banco Minero and more recently by informal miners.

Geological mapping and surface sampling has been completed by IMC, and a preliminary drill program commenced in April 2009.

No Resource or Reserve has been defined within the Rubi Project.  No underground exploration has occurred on the Rubi Project.  No surface equipment or plant exists at the Rubi Project.

2.

Nueva California

Subsequent to the 2008 year end, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  In the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000.  If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

The Company has also agreed to assign the Option to Focus Ventures Ltd. (“Focus”).  Focus has up to 180 days to conduct due diligence work on the Property, and if it decides to proceed, Focus will assume all of Radius’s obligations under the Option, will issue to Radius 1,000,000 common shares in the capital of Focus at a deemed price of $0.20 per share, pay to Radius $50,000 cash, and grant to Radius a 1.5% net smelter return royalty on the Property.  Radius and Focus have common directors and officers, and the agreement between the two companies is subject to TSX Venture Exchange approval.

No Resource or Reserve has been defined within the Nueva California Property.  No underground exploration has occurred on the Nueva California Property.  No surface equipment or plant exists at the Nueva California Property.

Mexico

The Company commenced exploring the states of Chiapas and Oaxaca in late 2006.  Target identification and compilation work has consisted of structural and clay-iron alteration analysis of remote sensing imagery, compilation of available geochemical databases and mineral occurrences, with emphasis on follow-up of targets by prospecting and stream sediment geochemistry.  Generative work resulted in five areas assessed in 2007 and eight concessions were staked in Oaxaca and Chiapas.  After conducting exploration work on these concessions, management of Radius decided in late 2008 to continue with only the Tlacolula Property.

Tlacolula Property

The Tlacolula Property consists of one granted exploration concession, described as follows:

Name	Size (Hectares)	Expiry Date

Reduccion Tlacolula 2	12,642	November 21, 2057

Initial work on the Property in 2007 included stream sediments sampling and prospecting, from which several stream sediment anomalies resulted with values ranging up to 0.82 g/t Ag and up to 0.05 g/t Au.  Follow-up work of one of these anomalies, 43km E-SE of the city of Oaxaca and northeast of the Taviche district, identified a >1km long north-northwest trending zone, called San Pablo Güila, of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite are observed in the veins and in the breccias.  Twelve trenches were dug and sampled along a 670m strike length, confirming the presence of high grade silver mineralization, with results including a high of 1.3kg Ag / 0.3m in a small adit, and 199g/t Ag / 12.4m (incl. 366g/t Ag / 4.8m).  It is interpreted that the upper levels of an epithermal vein system are exposed, with significant down dip potential.

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

As the district is mainly silver, a joint venture partner is being sought to advance this property.

All work on the Tlacolula Property is being funded from Radius’s existing cash resources, and the work is supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Tlacolula Property.  No underground exploration has occurred on the Tlacolula Property.  No surface equipment or plant exists at the Tlacolula Property.

Ecuador

Cerro Colorado Project

In 2006, the Company was granted an option to acquire a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay Province, southern Peru.  Due to recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management adopted a low key approach towards progressing Cerro Colorado.  Throughout 2007 and 2008, work at Cerro Colorado focused on community relations to try securing permission from the local community to drill the Project, however little progress was made.  In April 2008, Ecuador’s Constituent Assembly adopted a Mining Mandate that invoked an immediate 180-day suspension of activities on virtually all mining concessions in Ecuador.  The mandate also declared that any concessions that have not received investment in exploration or which have not submitted a Environment Impact Assessment or conducted the prior consultation process, including those pending an administrative resolution, will be deemed cancelled.  As a result of this political uncertainty, along with the current global economic conditions, the Company does not expect to proceed with the Cerro Colorado Project before the option expires in November 2009.

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

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended December 31, 2008, 2007 and 2006 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 16 to the Consolidated Financial Statements.

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

A.

Operating Results.

Critical Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States of America, except as explained in Note 16.  Changes in the Company’s accounting policies implemented since January 1, 2008 are detailed in Note 2 of the financial statements.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

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

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico; and

vii)

Minera Aymara S.A.C. (formerly called Radius Peru S.A.C.), a company incorporated under the laws of Peru on May 4, 2007.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  Included in marketable securities are 7,406 common shares of a company with directors in common.  The portfolio of marketable securities consists of short term notes with a yield range of 1.62% - 3.71% (2007: 4.02% - 4.38%), Government of Canada bonds with a yield range of 0.98% - 3.54% (2007: 3.82% - 4.75%), Canadian provincial government bonds with a yield range of 0.83% - 4.41% (2007: 4.07% - 6.13%), corporate bonds with a yield range of 3.47% - 8.27% (2007: 4.33% - 6.17%), pool fund bonds with a yield range of 4.64% - 5.04% (2007:4.62% - 4.87%), and preferred equities with a yield range of 4.48% - 7.97% (2007: 4.38% - 5.69%).  Unrealized loss of $8,692 (2007- $71,475) were recorded in other comprehensive income.

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

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

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

e)

Property, Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements	5 years straight-line
Trucks	4 - 8 years straight-line
Computer equipment	25% - 50% declining balance
Furniture and equipment	20% declining balance
Geophysical equipment	20% declining balance
Website	30% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

f)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2008, 2007 and 2006, potentially dilutive common shares (relating to options outstanding at year-end) totalling 5,025,000 (2007: 5,150,000; 2006: 3,475,000) were not included in the computation of loss per share because their effect was anti-dilutive.

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

At December 31, 2008 and 2007, the fair value of the mineral properties site restoration costs is not significant.

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

l)

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments and derivatives are measured on the trade date at fair value upon initial recognition. Subsequent measurement depends on the initial classification of the instrument. Held-for-trading financial assets are measured at fair value, with changes in fair value recorded in net income. Available-for-sale financial assets are measured at fair value, with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost. All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sales and purchases exemption. Changes in the fair value of derivatives that are not exempt are recorded in the statement of operations. Transaction costs on the acquisition of financial assets and liabilities that are classified as other than held-for trading are expensed.

The Company has made the following designations of its financial instruments: cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; advances and other receivables and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

Effective January 1, 2008, the Company implemented the new Canadian Institute of Chartered Accountants (“CICA”) accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, and how these risks are managed.  These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007.  These new Sections relate to disclosure and presentation only and there was no impact on the Company’s financial results for the current fiscal year.

As at December 31, 2008, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2008, cash totalling $270,878 (2007 - $1,118,436) was held in US dollars, $43,630 (2007 - $8,506) in Nicaragua Cordoba, $14,268 (2007 - $9,474) in Guatemala Quetzal, $7,527 (2007 - $2,550) in Mexican Pesos and $1,168 (2007 - $nil) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables .  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the likely short and long-term requirements.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Derivatives and Hedge Accounting

The Company currently does not have derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, all net of income taxes.  Cumulative changes in other comprehensive loss will be included in accumulated other comprehensive loss which will be presented as a new category in shareholders’ equity.

m)

Capital Management

Effective January 1, 2008, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  This new Section relates to disclosure and there was no impact on the Company’s financial results for the current fiscal year.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any external capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Government of Canada bonds, Canadian provincial government bonds, corporate bonds, pool fund bonds and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources will be sufficient to carry out its exploration programs and operating costs for the next twelve months.  However, in response to current global financial market crisis, the Company has taken steps to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that conditions improve.

n)

Going Concern

The Accounting Standards Board amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The adoption of this new standard did not have a material impact on the financial statements for the periods presented.

o)

Value-added Taxes Recoverable

The Company incurred value-added taxes (“VAT”) in Mexico during the years ended December 31, 2008 and 2007 which relates to mineral property expenditures and other expenses.  Due to the uncertainty surrounding the collection, the Company has classified the amounts as long-term asset.

Results of Operations

Year Ended December 31, 2008 compared to December 31, 2007

For the fiscal year ended December 31, 2008, the Company had a consolidated net loss before income taxes of $6,715,219 compared to $2,277,659 for the fiscal year ended December 31, 2007.  The primary reason for the increase is mineral property write-offs of $5,741,075.  The Company had dropped numerous properties that it was no longer interested in and wrote down three of its existing properties to better reflect their carrying cost.  All regional exploration expenditures not attributable to a specific property were also written off in 2008.  The Company experienced a loss on the sale of marketable securities in 2008 totalling $86,145($130,389 in 2007) which was due in part to the global economic crisis.  The total investment and other income earned in 2008 was $179,789 compared to $458,584 for 2007, a decrease of approximately 60%.  The decrease was mostly due to investments continually being liquidated to provide operating cash flow.

The Company recorded a future income tax recovery of $551,000 in 2008 compared to a future income tax expense of $547,000 in 2007, due to the significantly higher mineral property write-offs in 2008 compared to 2007.

Corporate expenses (not including amortization, stock-based compensation and Other Income/Expenses) in 2008 were $870,110 compared to $695,157 in 2007, an increase of $174,953.   Categories of corporate expenses which were significantly greater in 2008 are salaries and wages, legal and accounting fees, rent and utilities and travel and accommodation.  The Company had experienced an increase in personnel since the prior year and the Company’s portion of shared general and administrative costs had increased as well.

Year Ended December 31, 2007 compared to December 31, 2006

For the fiscal year ended December 31, 2007, the Company had a consolidated net loss before income taxes of $2,277,659 ($0.05 per share) compared to $4,563,806 ($0.08 per share) for the fiscal year ended December 31, 2006.  Corporate expenses (not including amortization, stock-based compensation and Other Expenses) in 2007 were slightly greater than the 2006 corporate expenses.  Categories of corporate expenses which were significantly greater in 2007 are office, salaries and travel.  The total interest income earned in 2007 is approximately 30% less than in 2006, due to investments which matured during 2007.

Year Ended December 31, 2006 compared to December 31, 2005

For the fiscal year ended December 31, 2006, the Company had a consolidated net loss before income taxes of $4,563,806 ($0.08 per share) compared to $6,679,398 ($0.13 per share) for the fiscal year ended December 31, 2005.  Corporate expenses (not including stock-based compensation, amortization and exploration costs write-offs) in 2006 were about 2/3 of the total 2005 corporate expenses.  Categories of corporate expenses which were significantly lower in 2006 were legal and accounting, public relations and travel.  Due to investments maturing during 2006, the total interest income earned in 2006 was greater than in 2005.

Mineral Properties

Year Ended December 31, 2008

During the year ended December 31, 2008, the Company incurred the following expenditures on its mineral properties:

Guatemala - $147,780 on exploration including $34,581 for geological consulting, $28,232 for salaries, $22,043 for licences, rights and taxes, and $20,468 for rent and utilities.  Deferred exploration costs totalling $1,511,072 were written-off during the year for properties that were dropped, properties that were written down to better reflect their carrying cost, and general regional exploration.

Nicaragua - $2,403,470 on exploration including $476,129 for geological consulting, $416,555 for drilling, $270,304 for salaries, $211,438 for geochemistry, $152,729 for public and community relations, $123,157 for automobile, $119,655 for camp, food and supplies and $109,708 for licences, rights and taxes.  Deferred exploration costs totalling $2,733,645 were written-off during the year for properties that were dropped, properties that were written down to better reflect their carrying cost, and general regional exploration.

Mexico - $594,281 on exploration including $217,832 for geological consulting, $119,862 for licences, rights and taxes, $45,747 for other consulting, $41,233 for geochemistry, $36,777 for travel and accommodation, and $34,908 for legal and accounting.  Deferred exploration costs totalling $689,943 were written-off during the year for properties that were dropped, the one remaining property that was written down to better reflect its carrying cost, and general regional exploration.

Peru - $36,817 on acquisition costs and $467,878 on exploration, including $148,062 for geological consulting, $74,282 for other consulting, $54,578 for licences, rights and taxes, $42,205 for legal and accounting, and $38,068 for salaries.  Acquisition costs of $36,817 and deferred exploration costs totalling $585,847 were written-off during the year for properties that were dropped and general regional exploration.

Ecuador – $41,822 on exploration, including $25,093 for public relations and $16,729 for licences, rights and taxes.  Acquisition costs of $113,130 and deferred exploration costs totalling $65,938 were written-off during the year for the Cerro Colorado property.

Year Ended December 31, 2007

During the year ended December 31, 2007, the Company incurred the following expenditures on its mineral properties:

Guatemala - $742,866 on exploration, including $423,769 for underground development, $67,918 for geological consulting fees and $43,660 for salaries.

Nicaragua - $1,234,967 on acquisition and exploration.  The exploration costs include $319,303 for geological consulting fees, $134,361 for salaries and $102,330 for other consulting.  Deferred exploration costs totalling $427,260 were written-off during the year, for properties on which no further work is warranted.

Mexico - $657,258 on exploration including $294,341 for geological consulting fees, $112,358 for licences, rights and taxes, and $39,960 for geochemistry.  Deferred acquisition and exploration costs totalling $357,619 were written off during the year, for properties on which no further work is warranted.

Peru - $614,634 on acquisition and exploration.  The exploration costs include $126,917 for other consulting, $135,633 for geological consulting fees and $35,698 for travel and accommodation.

Other - $19,382 on exploration of the Cerro Colorado property in Ecuador, and $554 on property investigations.

Year Ended December 31, 2006

During the year ended December 31, 2006, the Company incurred the following expenditures on its mineral properties:

Guatemala - $283,898 on exploration including $77,043 for geological consulting fees, $40,698 for salaries, $30,678 for rent and utilities, and $24,703 for licences, rights and taxes.

Nicaragua - $1,305,102 on exploration including $433,503 for geological consulting fees, $182,028 for geochemistry, and $117,140 for salaries.  Deferred acquisition and exploration costs totalling $1,650,886 were written-off during the year, for properties on which no further work is warranted.

Mexico - $753,911 on exploration including $368,283 for geological consulting fees, $69,991 for geochemistry and $37,106 for salaries.  Deferred acquisition and exploration costs totalling $1,348,844 were written off during the year, for properties on which no further work is warranted.

Ecuador - $113,130 on acquisition and $4,734 on exploration on the Cerro Colorado Property in Ecuador.

Other - $4,129 on property investigations in Canada.  A total of $53,072 in property investigation costs in Argentina, Colombia and Tanzania were written-off during the year.

Per Share Losses

Both the net losses and the losses per share decreased from the fiscal 2006 to 2007 due mainly to decreases in property write-offs and stock-based compensation charges, while net losses and the losses per share increased from the fiscal 2007 to 2008 due mainly to a large increase in property write-offs.  As the Company’s weighted average number of shares has not changed significantly over the past three years, the loss per share has changed proportionately with the changes in the net losses from 2006 to 2008.

Outlook

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments for a minimum of 12 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  The Company has taken steps in the latter half of 2008 to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that market conditions improve.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

B.

Liquidity and Capital Resources

Year ended December 31, 2008 compared to December 31, 2007

The Company’s cash and marketable securities decreased from approximately $7.0 million at December 31, 2007 to $2.26 million at December 31, 2008.  Substantial marketable securities have been sold to provide cash for operations.  The Company has incurred a total of $184,388 in losses on these sales in the past three fiscal years.  However, the Company’s marketable securities portfolio also provides for dividends, interest and pooled fund distributions which has more than offset the capital losses.  During the year ended December 31, 2008, the Company received interest and other income totalling $179,789, and spent approximately $3.78 million in exploration and equipment costs and $870,110 on corporate expenses.  Working capital at December 31, 2008 was $2.37 million compared to $6.85 million at December 31, 2007.

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

E.

Off-balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2008 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	1st year	2nd year	3rd year	4th year	5th year
Long-Term Debt Obligations	0	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0	0
Operating Lease Obligations(1)	$423,865	$142,724	$146,682	$134,459	0	0
Purchase Obligations	0	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0	0	0	0	0	0
Total	$423,865	$142,724	$146,682	$134,459	0	0

(1)

Amount indicated is the office rent lease for the Company’s head office in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

H.

Share Issuance

The following table summarizes share issuances by the Company during the past five years:

Year	Type of Transaction	No. of Shares	Price per Share	Total Consideration

2008	N/A

2007	Stock Option Exercises	12,500	$0.56	$7,000
	Property Agreements	50,000	$0.58	$29,000
	Property Agreements	100,000	$0.64	$64,000

2006	Stock Option Exercises	75,000	$0.68	$51,000

2005	Stock Option Exercises	40,000	$0.90	$36,000
	Stock Option Exercises	50,000	$0.99	$49,500
	Stock Option Exercises	35,000	$1.00	$35,000
	Stock Option Exercises	37,800	$1.30	$49,140
	Warrant Exercises	57,000	$1.50	85,500

2004	Amalgamation	10,284,452	$1.11	$11,415,742
	Stock Option Exercises	35,000	$0.60	$21,000
	Stock Option Exercises	117,000	$0.65	$76,050
	Stock Option Exercises	69,000	$0.68	$46,920
	Stock Option Exercises	30,000	$0.90	$27,000
	Stock Option Exercises	55,000	$0.95	$52,250
	Stock Option Exercises	79,444	$0.99	$78,650
	Stock Option Exercises	65,000	$1.10	$71,500
	Warrant Exercises	2,649,800	$0.25	$662,450
	Warrant Exercises	11,250	$0.55	$6,188
	Property Agreements	1,300,000	$1.49	$1,937,000

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of May 8, 2009 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Vancouver, BC, Canada	Director, President and Chief Executive Officer	September 30, 1997
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
David Farrell Vancouver, BC, Canada	Director	June 15, 2001
Ralph Rushton Vancouver, BC, Canada	Director & Vice-President, Corporate Development	May 2, 2003
Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
Craig Bow Beulah, Colorado, USA	Director	January 28, 2006 (previously a director of Radius Explorations Ltd. from July 17, 2001 to July 1, 2004)
Karl Gurr Denver, Colorado, USA	Director	August 15, 2008
Cheryl Messier North Vancouver, BC, Canada	Chief Financial Officer	July 1, 2004
David Cass Vancouver, BC, Canada	Vice-President, Exploration	May 8, 2007
Tim Osler Vancouver, BC, Canada	Corporate Secretary	May 7, 1998

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway – President, Chief Executive Officer and Director

Mr. Simon Ridgway is an exploration financier with 17 years’ experience financing and managing exploration companies operating in North, Central and South America.  Mr. Ridgway began his career prospecting for gold in the Yukon Territory where he learned the value added approach of grass roots exploration.  A firm believer in the gold potential of Central America, his practical, low cost approach to exploration management has led to major discoveries in Honduras and Guatemala.  He is a director of Emerick Resources Corp., Focus Ventures Ltd. and Fortuna Silver Mines Inc., all  publicly-traded resource companies.

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

He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he also was President.  In addition to being a Director of the Company, Mr. Szotlender is a Director of Endeavour Silver Corp. (listed on the Toronto Stock Exchange and AMEX) and Fortuna Silver Mines Inc. (listed on the TSX Venture Exchange and the Lima Stock Exchange).  He also consults to other public companies, and to several private exploration companies.

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

Ralph Rushton – Vice President, Corporate Development and Director

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver. With 14 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe, Mr. Rushton’s current responsibilities include corporate development work and investor relations, and maintaining the Company’s links with senior mining companies.  He is also a director of Northland Resources Inc., a publicly-traded resource company.

Bradford Cooke - Director

Bradford Cooke, P. Geo., is a professional geologist with over 30 years experience in the mining industry. He has participated in the discovery of several mineral deposits, including uranium in Labrador, gold and tungsten in B.C., gold in Suriname and silver in Mexico, and has raised over CAD$250 million in equity and joint venture financings for resource projects since 1988. Mr. Cooke received his B.Sc. Geology (Honors) degree in 1976 and a M.Sc. Geology degree in 1984. From 1976 to 1987, he worked as a project geologist for Noranda Mines, Shell Minerals, Chevron Minerals and as a geological consultant to junior mining companies. Mr. Cooke founded Canarc Resource Corp. in 1988 and Endeavour Silver Corp. in 2003, both publicly-traded resource companies.

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

Karl Gurr - Director

Mr. Karl Gurr has more than 33 years’ of mining and operations experience, including project and construction management, underground and surface mining, resource evaluations, feasibility studies and site remediation. Mr. Gurr has held positions with major international engineering companies and as a consultant to numerous international clients on projects located in North and South America, Asia Pacific region, Australia, China and Europe. Mr. Gurr holds a Bachelor of Science degree in Geology (1974) and a Bachelor of Science degree in Mining Engineering (1975), both from University of Utah.

Cheryl Messier – Chief Financial Officer

Ms. Cheryl Messier has over 15 years’ experience in finance working with the last five as CFO or controller in various public companies.  During this time she has been involved with mergers, acquisitions, consolidated system implementations, investment committees and has had all round involvement in maintaining and strengthening internal controls.  Ms. Messier has completed her 4th level CGA program.  She is also CFO of VMS Ventures Inc., a publicly-traded resource company.

David Cass – Vice-President, Exploration

Mr. David Cass, MSc. (Mineral Exploration and Mining Geology), has 20 years’ international exploration and mining industry experience and is fluent in Spanish.  He spent 15 years with Anglo American, including 6 years as Exploration Manager North America, and four years managing Anglo’s programs in Peru.  Mr. Cass is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Fellow of the Society of Economic Geologists.  He is also a Director, President and C.E.O. of Focus Ventures Ltd., a publicly-traded resource company.

Tim Osler - Secretary

Mr. Tim Osler, B.Sc., owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently producing.  Mr. Osler is currently a director of Focus Ventures Ltd. and Iron Creek Capital Corp, both publicly-traded resource companies.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation.

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2008, the Company paid to its executive officers the following amounts:

Name	Position	Amount

Simon Ridgway (1)	President & Chief Executive Officer	$114,000
Cheryl Messier	Chief Financial Officer	$ 22,080
Ralph Rushton	Vice-President, Corporate Development	$ 9,896
David Cass (2)	Vice-President, Exploration	$156,550

(1)

Paid to Mill Street Services Ltd, a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

Paid to Condor Pacific Consulting Inc., a private company owned by David Cass and his wife.

The Company did not grant any stock options to its executive officers during the fiscal year ended December 31, 2008.

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of May 8, 2009 by the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	280,000 300,000 580,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Mario Szotlender	180,000 100,000 280,000	$0.70 $0.56	February 21, 2011 September 5, 2012
David Farrell	150,000 100,000 250,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Ralph Rushton	250,000 150,000 400,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Bradford Cooke	150,000 100,000 250,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Craig Bow	150,000 100,000 250,000	$0.70 $0.56	February 21, 2011 September 5, 2012
Karl Gurr	Nil
Cheryl Messier	150,000 100,000 250,000	$0.70 $0.56	February 21, 2011 September 5, 2012
David Cass	500,000	$0.52	April 16, 2012
Tim Osler	100,000 50,000 150,000	$0.70 $0.56	February 21, 2011 September 5, 2012
TOTAL:	2,910,000

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held no later than November 12, 2009.

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

D.

Employees.

As at December 31, 2008, the Company had 17 employees, 8 in the Vancouver office and 9 in Guatemala and Nicaragua.  15 employees provide administrative services and two employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of May 8, 2009, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class(1)
Common	Simon Ridgway Vancouver, BC	1,704,952(2)	3.15%
Common	Mario Szotlender Caracas, Venezuela	1,345,375(3)	2.50%
Common	David Farrell Vancouver, BC	250,000(4)	0.46%
Common	Ralph Rushton Vancouver, BC	468,500(5)	0.87%
Common	Bradford Cooke North Vancouver, BC	250,000(6)	0.46%
Common	Craig Bow Beulah, Colorado, USA	250,000(7)	0.46%
Common	Karl Gurr Vancouver, BC	Nil	N/A
Common	Cheryl Messier North Vancouver, BC	259,000(8)	0.48%
Common	David Cass Vancouver, BC	500,000(9)	0.93%
Common	Tim Osler Vancouver, BC	608,845(10)	1.13%
Common	All Directors and Senior Management as a group (10 individuals)	5,636,672	9.98%

(1)

Based on 53,548,488 shares outstanding as at May 8, 2009, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

580,000 of these shares represent currently exercisable stock options.  609,640 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

(3)

280,000 of these shares represent currently exercisable stock options.

(4)

All of these shares represent currently exercisable stock options.

(5)

400,000 of these shares represent currently exercisable stock options.

(6)

All of these shares represent currently exercisable stock options.

(7)

All of these shares represent currently exercisable stock options.

(8)

250,000 of these shares represent currently exercisable stock options.

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

As at May 8, 2009, there were 5,025,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares.  To the best of the Company’s knowledge, as of May 8, 2009 there are no major shareholders in the Company.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of May 8, 2009, there were 53,548,488 shares of the Company outstanding, of which approximately  1,750 U.S. holders of record or beneficial holders, held a total of 5,830,933 shares (10.9%).  The number of beneficial holders was determined based on a review of the number of holders represented by Broadridge Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

The Company and PilaGold Inc. amalgamated and continued as one company pursuant to the provisions of the British Columbia Business Corporations Act on July 1, 2004.  Certain of the directors and officers of the Company were directors, officers and/or shareholders of PilaGold Inc.

Effective as at the Amalgamation date of July 1, 2004, the Company agreed to pay to Mill Street Services Ltd. $16,000 per month for Mr. Ridgway’s services as President of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  During 2008, Mill Street billed portions of this fee to other public companies of which Mr. Ridgway is a director for his services rendered to those companies.

During the fiscal year ended December 31, 2008, the Company paid an aggregate of $452,656 to officers and companies which have common directors with the Company for consulting, management and administrative fees.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  In early 2008, the Company’s auditor, Amisano Hanson, was acquired by BDO Dunwoody LLP, Chartered Accountants, which continued at the Company’s auditor.  An auditors’ report of BDO Dunwoody LLP with respect to the fiscal years ended December 31, 2008, 2007 and 2006 and the balance sheets as at December 31, 2008, 2007 and 2006, are included herein immediately preceding the consolidated financial statements.

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

Effective December 22, 2004, the Company’s shares began trading on the U.S. Over-the-Counter Bulletin Board (“OTCBB”) under the trading symbol RDUFF.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSXV and the OTCBB for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2009 fiscal year, and (c) for each of the six months from November 2008 to March 2009.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
2008	$0.58	$0.04	$0.57	$0.02
2007	$0.78	$0.39	$0.77	$0.36
2006	$0.95	$0.31	$0.86	$0.28
2005	$1.69	$0.51	$1.45	$0.40
2004	$1.85	$0.88	$1.32 *	$1.07 *

* for the period from trading commencement on December 22, 2004 to December 31, 2004.

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2009
Period Ended	TSXV		OTCBB
	High	Low	High	Low
March 31, 2009	$0.22	$0.09	$0.17	$0.06
December 31, 2008	$0.13	$0.04	$0.10	$0.02
September 30, 2008	$0.32	$0.07	$0.45	$0.05
June 30, 2008	$0.36	$0.25	$0.40	$0.22
March 31, 2008	$0.58	$0.35	$0.57	$0.31
December 31, 2007	$0.66	$0.40	$0.77	$0.38
September 30, 2007	$0.78	$0.50	$0.74	$0.45
June 30, 2007	$0.72	$0.49	$0.68	$0.41
March 31, 2007	$0.73	$0.39	$0.62	$0.36

High and Low Prices for the Most Recent Six Months
	TSXV		OTCBB
Period	High	Low	High	Low
April 2009	$0.19	$0.17	$0.16	$0.09
March 2009	$0.22	$0.10	$0.16	$0.06
February 2009	$0.14	$0.09	$0.11	$0.08
January 2009	$0.16	$0.10	$0.17	$0.08
December 2008	$0.13	$0.04	$0.10	$0.02
November 2008	$0.08	$0.04	$0.07	$0.03

On May 8, 2009, the closing price of the Common Shares was $0.17 per Common Share on TSXV and US$0.12 per Common Share on the OTCBB.  During the last three years, the Common Shares have not been subject to any trading suspensions.

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

Distribution of Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, for individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they generally will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(k), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation.  The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high tax income”, “financial services income”, and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

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

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders.  If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company, then the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation, and such U.S. Holder owned 10% or more of the voting power at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1986 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns

Under a number of circumstances, a United States Investor acquiring Common Shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns.  In particular, any U.S. Holder who becomes the owner, directly or indirectly, of 10% or more of the Common Shares of the Company will be required to file such a return.  Other filing requirements may apply, and management urges U.S. Holders to consult their own tax advisors concerning these requirements.

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

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008.  Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

As at December 31, 2008, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

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

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that there is one “audit committee financial expert” (as defined by the standards of the NYSE AMEX) on the Company’s audit committee, namely David Farrell, a Director of the Company.  Mr. Farrell has gained the attributes of an audit committee financial expert through his experience overseeing and assessing the performance of the public accountants who have audited the Company’s financial statements;

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

Item 16C.

Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since January 9, 2004.  In early 2008, Amisano Hanson was acquired by BDO Dunwoody LLP, Chartered Accountants, which continued as the Company’s auditors.  The chart below sets forth the total amounts billed the Company by Amisano Hanson (now BDO Dunwoody LLP) during the Company’s fiscal years ended December 31, 2008 and 2007, and breaks down these amounts by category of service:

	Years ended December 31
	2008	2007
Audit:	$52,807	$43,586
Audit Related:	$13,198	0
Tax (tax return preparation)	$2,750	0
All Other Fees	0	$1,200
Total	$68,755	$44,786

“Audit” is the aggregate amount billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2008, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

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

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Report of Independent Registered Public Accounting Firm of BDO Dunwoody LLP, Chartered Accountants
- Consolidated Balance Sheets as at December 31, 2008 and 2007
- Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Deficit and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
- Consolidated Schedule of Mineral Properties Costs for the year ended December 31, 2008
- Consolidated Schedule of Mineral Properties Costs for the year ended December 31, 2007
- Notes to the Consolidated Financial Statements of the Company

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1 (1)	Certificate of Amalgamation and Articles of the Company dated July 1, 2004.
2 (2)	Escrow Agreement dated April 14, 1998 among the Company, Pacific Corporate Trust Company, as escrow agent, and certain shareholders of the Company named therein
4	Agreement dated June 2, 2008 between the Company and Kappes, Cassiday & Associates.
8 (3)	List of Subsidiaries
31.1	Section 302 Certification of the President, C.E.O. and C.F.O.
32.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated July 13, 2005.

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated November 15, 2000.

(3)

See Item 4, Organizational Structure, herein.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of,

Radius Gold Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Radius Gold Inc. (An Exploration Stage Company) as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 24, 2009

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA – UNITED STATES REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  PCAOB reporting standards also require the addition of an explanatory paragraph when prior year statements have been restated as described in note 17 and newly adopted financial instruments accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated April 24, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 24, 2009

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(Expressed in Canadian Dollars)
		Restated –
		(Note 17)
	2008	2007
ASSETS
CURRENT
Cash and cash equivalents	$ 772,989	$ 2,378,514
Marketable securities and investments (Note 4)	1,486,139	4,624,095
Advances and other receivables (Note 7)	96,683	56,543
GST receivable	10,399	27,919
Due from related parties (Note 7)	168,877	50,498
Prepaid expenses and deposits	60,697	85,212
	2,595,784	7,222,781

LONG-TERM DEPOSITS	22,063	22,063
VAT RECOVERABLE (Note 2)	39,945	22,766
PROPERTY & EQUIPMENT (Note 5)	245,559	289,888
MINERAL PROPERTIES (Notes 6, 7 and 14)	13,874,003	15,923,030
	$ 16,777,354	$ 23,480,528

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 7)	$ 227,480	$ 371,962
FUTURE INCOME TAX LIABILITY (Notes 13 and 17)	886,000	1,437,000
	1,113,480	1,808,962

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	42,587,194	42,587,194
CONTRIBUTED SURPLUS (Note 8)	4,329,806	4,164,587
DEFICIT	(31,209,395)	(25,045,176)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)	(43,731)	(35,039)
	15,663,874	21,671,566

	$ 16,777,354	$ 23,480,528

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Commitments (Notes 6, 8 and 12)

Subsequent Event (Note 14)

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

		(Restated – Note 17)	(Restated – Note 17)
	2008	2007	2006

EXPENSES
Amortization	$ 88,609	$ 62,097	$ 58,780
Consulting fees (Note 7)	69,346	54,112	18,301
Donations	772	998	20,748
Legal and accounting fees	107,910	64,405	86,561
Management fees (Note 7)	60,000	60,000	60,000
Non-cash compensation charge (Note 8)	165,219	722,225	1,230,750
Office and miscellaneous	66,651	68,612	36,609
Public relations	83,020	113,770	132,828
Property investigations	-	-	24,835
Rent and utilities	39,703	24,358	26,965
Repair and maintenance	25,206	11,469	7,158
Salaries and wages (Note 7)	275,052	179,817	133,244
Telephone and fax	23,269	15,876	14,923
Transfer agent and regulatory fees	15,580	19,891	17,120
Travel and accommodation	103,601	81,849	61,654

	(1,123,938)	(1,479,479)	(1,930,476)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	106,022	(310,141)	42,413
Loss on uncollectible receivable	-	(22,172)	-
Loss on disposal of property and equipment	(31,520)	(9,183)	-
Gain (loss) on sale of marketable securities	(86,145)	(130,389)	32,146
Investment income (net)	179,789	371,716	319,891
Other income	-	86,868	25,022
Write off of prepaid expenses and deposits	(18,352)	-	-
Write off of mineral properties costs	(5,741,075)	(784,879)	(3,052,802)
	(5,591,281)	(798,180)	(2,633,330)

Loss before income taxes	(6,715,219)	(2,277,659)	(4,563,806)

Future income tax recovery (expense) – Notes 13 and 17	551,000	(547,000)	248,000

Net loss for the year	(6,164,219)	(2,824,659)	(4,315,806)

BASIC AND DILUTED LOSS PER SHARE	$(0.12)	$(0.05)	$(0.08)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,548,488	53,425,577	52,991,262

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

		(Restated – Note 17)	(Restated – Note 17)
	2008	2007	2006
Deficit, beginning of the year
As previously reported	$ (23,608,176)	$ (22,220,517)	$ (17,904,711)
Prior period adjustment (Note 17)	(1,437,000)	-	-

As restated	(25,045,176)	(22,220,517)	(17,904,711)

Net loss for the year	(6,164,219)	(2,824,659)	(4,315,806)

Deficit, end of the year	$ (31,209,395)	$ (25,045,176)	$ (22,220,517)

Net Loss	(6,164,219)	(2,824,659)	(4,315,806)

Other comprehensive income, net of tax
Unrealized loss on available-for-sale marketable securities	(8,692)	(71,475)	-

COMPREHENSIVE LOSS	$ (6,172,911)	$ (2,896,134)	$ (4,315,806)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)
		(Restated – Note 17)	(Restated – Note 17)
	2008	2007	2006
OPERATING ACTIVITIES
Net loss for the year	$ (6,164,219)	$ (2,824,659)	$ (4,315,806)
Items not involving cash:
Loss on uncollectible receivables	-	22,172	-
Amortization	88,609	62,097	58,780
Loss (gain) from disposal of asset	31,520	9,183	-
Unrealized foreign exchange	(8,494)	(109,490)	(79,561)
Settlement of severance payment	4,936	-	-
Write off of prepaid expenses and deposits	18,352	-	-
Write off of deferred exploration costs	5,741,075	784,879	3,052,802
Loss on disposal of investments	86,145	-	-
Future income tax expense (recovery) (Notes 13 and 17)	(551,000)	547,000	(248,000)
Non-cash compensation charge (Note 8)	165,219	722,225	1,230,750
	(587,857)	(786,593)	(301,035)
Changes in non-cash working capital items:
Advances and other receivables	(32,729)	742,360	(531,379)
GST receivable	17,520	(14,231)	12,364
Prepaid expenses	(12,237)	(7,504)	6,953
Accounts payable and accrued liabilities	(44,354)	236,121	43,067
	(659,657)	170,153	(770,030)
FINANCING ACTIVITIES
Due to related parties	-	(10,510)	(24,619)
Proceeds on issuance of common shares, net	-	7,000	51,000
	-	(3,510)	26,381
INVESTING ACTIVITIES
Purchase of marketable securities and investments	(2,929,277)	(230,863)	(3,370,185)
Due from related parties	(118,379)	97,372	108,779
Expenditures on deferred exploration costs	(3,778,759)	(3,127,878)	(2,759,185)
VAT recoverable	(19,067)	-	-
Proceeds from sale of assets	47,520	67,846	-
Proceeds from sale of marketable securities and investments	5,972,395	4,595,619	6,282,572
Purchase of property & equipment	(149,460)	(98,052)	(5,022)
	(975,027)	1,304,044	256,959
Foreign exchange on opening cash and cash equivalents	29,159	(25,870)	(3,167)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR	(1,605,525)	1,444,817	(489,857)
Cash and cash equivalents - beginning of year	2,378,514	933,697	1,423,554
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 772,989	$ 2,378,514	$ 933,697

Supplemental cash flow information - Note 9

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Stated in Canadian Dollars)

Guatemala	Nicaragua	Mexico	Peru	Ecuador	Other	Year Ended

	General	Mineral	General	Mineral	General	Mineral	General	Mineral	Cerro	General	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Colorado	Exploration	2008
ACQUISITION COSTS
BALANCE - BEGINNING OF YEAR	$ -	$4,142,864	$ -	$ 82,482	$ -	$ -	$ -	$ 210,566	$ 113,130	$ -	$ 4,549,042

Shares	-	-	-	-	-	-	-	-	-	-	-
Cash	-	-	-	-	-	-	-	36,817	-	-	36,817
	-	-	-	-	-	-	-	36,817	-	-	36,817
Write-off Acquisition Costs	-	-	-	-	-	-	-	(36,817)	(113,130)	-	(149,947)

BALANCE - END OF YEAR	-	4,142,864	-	82,482	-	-	-	210,566	-	-	4,435,912
DEFERRED EXPLORATION COSTS

BALANCE - BEGINNING OF YEAR	$ -	$ 6,496,839	$ -	$ 4,144,643	$ -	$ 299,639	$ 157,651	$ 246,417	$ 24,116	$ 4,683	$ 11,373,988

Amortization	-	-	-	-	-	-	-	-	-	-	-
Property Payment/Investigation	-	705	-	2,150	-	-	-	1,766	-	-	4,621
Automobile	70	3,660	5,136	118,021	16,560	1,351	17,043	2,836	-	-	164,677
Camp, food and supplies	99	3,804	16,288	103,367	15,281	3,733	4,726	833	-	-	148,131
Drafting, maps and printing	15	72	115	1,780	1,767	64	6,389	628	-	-	10,830
Drilling	-	-	-	416,555	-	-	-	-	-	-	416,555
Exploration administration	2,301	1,258	1,470	16,334	562	731	14,645	1,178	-	-	38,479
Foreign Exchange loss (gain)	6	(46)	179	2,099	863	5	(1,622)	1,634	-	-	3,118
Environment	-	-	-	47,462	-	-	-	-	-	-	47,462
Geochemistry	-	5,822	25,011	186,427	26,145	15,088	10,143	3,782	-	-	272,418
Geological consulting (Note 7)	-	34,581	91,994	384,135	169,574	48,258	144,722	3,340	-	-	876,604
Other consulting	3,972	4,964	6,420	49,167	18,682	27,065	40,217	34,065	-	-	184,552
Legal and accounting	82	2,780	1,467	42,600	34,908	-	35,630	6,575	-	-	124,042
Licences, rights and taxes	2,048	19,995	4,506	105,202	742	119,120	12,090	42,488	16,729	-	322,920
Linecutting & trenching	261	366	3,668	38,492	3,313	1,720	441	100	-	-	48,361
Underground development	-	-	-	-	-	-	-	-	-	-	-
Materials	44	280	547	53,849	1,097	119	1,917	209	-	-	58,.062
Maintenance	347	1,019	864	31,892	857	254	5,199	261	-	-	40,693
Miscellaneous	32	1,958	292	3,631	358	306	1,344	109	-	-	8,030
Medical expenses	1,610	3,170	1,411	18,421	3,618	344	2,876	2	-	-	31,452
Public relations	-	-	1,173	151,556	803	-	-	-	25,093	-	178,625
Road building	-	-	-	15,808	-	-	-	-	-	-	15,808
Rent and utilities	2,661	17,807	411	51,366	6,109	931	9,088	1,021	-	-	89,394
Rental equipment	-	-	-	2,484	425	-	-	-	-	-	2,909
Salaries and wages (Note 7)	-	28,232	14,235	256,069	27,863	-	38,068	-	-	-	364,467
Shipping	67	121	8,149	20,808	3,910	613	2,554	5	-	-	36,227
Telephone and communications	337	1,841	914	33,438	3,843	522	4,450	119	-	-	45,464
Travel and accommodation	82	1,357	12,304	53,803	31,739	5,038	15,982	1,025	-	-	121,330
	14,034	133,746	196,554	2,206,916	369,019	225,262	365,902	101,976	41,822	-	3,655,231
Expenditures Recovered	-	-	-	-	-	-	-	-	-	-	-
Write-off Exploration Costs	(14,034)	(1,497,038)	(196,554)	(2,537,091)	(369,019)	(320,924)	(523,553)	(62,294)	(65,938)	(4,683)	(5,591,128)

BALANCE - END OF YEAR	-	5,133,547	-	3,814,468	-	203,977	-	286,099	-	-	9,438,091

TOTAL MINERAL PROPERTIES - END OF YEAR	$ -	$ 9,276,411	$ -	$ 3,896,950	$ -	$ 203,977	$ -	$ 496,665	$ -	$ -	$ 13,874,003

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Stated in Canadian Dollars)

Guatemala	Nicaragua	Mexico	Peru	Ecuador	Other	Year Ended

	Mineral	General	Mineral	General	Mineral	General	Mineral	Cerro	General	December 31,
	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Colorado	Exploration	2007
ACQUISITION COSTS
BALANCE - BEGINNING OF YEAR	$4,142,864	$ -	$ -	$ -	$ -	$ -	$ -	$ 113,130	$ -	$ 4,255,994

Shares	-	-	29,000	-	-	-	64,000	-	-	93,000
Cash	-	-	53,482	-	-	-	146,566	-	-	200,048
	-	-	82,482	-	-	-	210,566	-	-	293,048

BALANCE - END OF YEAR	4,142,864	-	82,482	-	-	-	210,566	113,130	-	4,549,042
DEFERRED EXPLORATION COSTS

BALANCE - BEGINNING OF YEAR	$ 5,753,974	$ 349,838	$3,069,580	$ -	$ -	$ -	$ -	$ 4,734	$ 4,129	$ 9,182,254

Amortization	-	-	-	-	-	-	-	-		-
Property Payment/Investigation	23,060	-	1,809	-	-	-	16,135	6,750	-	47,754
Automobile	9,970	10	91,505	10,197	11,884	2,426	17,957	-	-	143,949
Camp, food and supplies	12,761	2,294	65,738	8,618	9,034	542	4,716	805	-	104,508
Drafting, maps and printing	184	-	1,943	2,260	4,157	162	451	-	-	9,157
Exploration administration	5,503	-	25,909	1,279	1,279	1,955	3,375	-	-	39,299
Environment	-	-	14,219	-	-	2,501	-	-	-	16,720
Geochemistry	6,614	6,085	32,824	19,980	19,980	3,077	13,579	-	-	102,139
Geological consulting (Note 7)	67,918	41,493	277,810	130,571	163,770	77,303	58,330	8,574	554	826,323
Other consulting	23,004	-	102,330	12,731	15,243	24,136	102,781	-	-	280,226
Legal and accounting	8,311	-	31,868	18,397	20,522	10,034	9,661	-	-	98,793
Licences, rights and taxes	13,882	-	86,576	14,582	97,776	3,233	2,362	-	-	218,412
Linecutting & trenching	22,317	-	27,260	2,034	3,607	-	850	-	-	56,068
Underground development	423,769	-	-	-	-	-	-	-	-	423,769
Materials	8,983	-	26,370	753	765	1,335	6,191	-	-	44,397
Maintenance	2,840	-	18,299	430	456	-	382	-	-	22,407
Miscellaneous	3,239	-	2,626	343	917	60	438	-	-	7,623
Medical expenses	6,890	456	11,816	3,045	3,421	262	37	-	-	25,927
Road building	-	-	11,265	-	-	-	-	-	-	11,265
Rent and utilities	31,090	-	35,629	4,561	4,561	-	-	-	-	75,840
Rental equipment	748	-	6,762	90	90	-	-	-	-	7,690
Salaries and wages	43,660	8,084	126,277	12,040	12,040	2,419	-	-	-	204,520
Shipping	3,613	1,658	9,873	3,199	3,641	906	336	-	-	23,226
Telephone and communications	5,917	870	24,727	3,636	3,636	177	261	-	-	39,223
Travel and accommodation	18,593	2,548	55,553	15,863	15,870	27,123	8,575	3,253	-	147,378
	742,866	63,498	1,088,988	264,609	392,649	157,651	246,417	19,382	554	2,976,613
Write-off exploration Costs	-	(413,336)	(13,924)	(264,609)	(93,010)	-	-	-	-	(784,879)

BALANCE - END OF YEAR	6,496,839	-	4,144,643	-	299,639	157,651	246,417	24,116	4,683	11,373,988

TOTAL MINERAL PROPERTIES - END OF YEAR	$10,639,703	$ -	$ 4,227,125	$ -	$ 299,639	$ 157,651	$ 456,983	$137,246	$ 4,683	$ 15,923,030

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $31,209,395 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

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

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation – (cont’d)

vi)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico and

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru on. May 4, 2007.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.

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

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

e)

Property, Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements	5 years straight-line
Trucks	4 - 8 years straight-line
Computer equipment	25% - 50% declining balance
Furniture and equipment	20% declining balance
Geophysical equipment	20% declining balance
Website	30% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

f)

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2008, 2007 and 2006, potentially dilutive common shares (relating to options outstanding at year-end) totalling 5,025,000 (2007: 5,150,000; 2006: 3,475,000) were not included in the computation of loss per share because their effect was anti-dilutive.

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

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

At December 31, 2008 and 2007, the fair value of the mineral properties site restoration costs is not significant.

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

l)

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments and derivatives are measured on the trade date at fair value upon initial recognition. Subsequent measurement depends on the initial classification of the instrument. Held-for-trading financial assets are measured at fair value, with changes in fair value recorded in net income. Available-for-sale financial assets are measured at fair value, with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost. All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sales and purchases exemption. Changes in the fair value of derivatives that are not exempt are recorded in the statement of operations. Transaction costs on the acquisition of financial assets and liabilities that are classified as other than held-for trading are expensed.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

l)

Financial Instruments – (cont’d)

The Company has made the following designations of its financial instruments: cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; advances and other receivables and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

Effective January 1, 2008, the Company implemented the new Canadian Institute of Chartered Accountants (“CICA”) accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, and how these risks are managed.  These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007.  These new Sections relate to disclosure and presentation only and there was no impact on the Company’s financial results for the current fiscal year.

As at December 31, 2008, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2008, cash totalling $270,878 (2007 - $1,118,436) was held in US dollars, $43,630 (2007 - $8,506) in Nicaragua Cordoba, $14,268 (2007 - $9,474) in Guatemala Quetzal, $7,527 (2007 - $2,550) in Mexican Pesos and $1,168 (2007 - $nil) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables .  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the likely short and long-term requirements.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

l)

Financial Instruments – (cont’d)

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Derivatives and Hedge Accounting

The Company currently does not have derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, all net of income taxes.  Cumulative changes in other comprehensive loss will be included in accumulated other comprehensive loss which will be presented as a new category in shareholders’ equity.

m)

Capital Management

Effective January 1, 2008, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  This new Section relates to disclosure and there was no impact on the Company’s financial results for the current fiscal year.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any external capital requirements.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

m)

Capital Management – (cont’d)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Government of Canada bonds, Canadian provincial government bonds, corporate bonds, pool fund bonds and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources will be sufficient to carry out its exploration programs and operating costs for the next twelve months.  However, in response to current global financial market crisis, the Company has taken steps to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that conditions improve.

n)

Going Concern

The Accounting Standards Board amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The adoption of this new standard did not have a material impact on the financial statements for the periods presented.

o)

Value-added Taxes Recoverable

The Company incurred value-added taxes (“VAT”) in Mexico during the years ended December 31, 2008 and 2007 which relates to mineral property expenditures and other expenses.  Due to the uncertainty surrounding the collection, the Company has classified the amounts as long-term asset.

3.

Future Accounting Changes

Effective for interim and annual financial statements for years beginning on or after October 1, 2008, CICA Handbook Section 3064, Goodwill and Intangible Assets, will replace CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, and results in withdrawal of CICA Handbook Section 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA Handbook Section 1000, Financial Statement Concepts. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

3.

Future Accounting Changes – (cont’d)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces existing guidance.  Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier adoption permitted.  If the Company chooses to adopt any one of these Sections, the other sections must also be adopted at the same time.  The Company is currently evaluating the impact of the adoption of these new sections on its financial statements.

4.

Marketable Securities and Investments

Marketable securities are recorded at market value as they are considered available-for-sale.  Included in marketable securities are 7,406 common shares of a company with directors in common.  The portfolio of marketable securities consists of short term notes with a yield range of 1.62% - 3.71% (2007: 4.02% - 4.38%), Government of Canada bonds with a yield range of 0.98% - 3.54% (2007: 3.82% - 4.75%), Canadian provincial government bonds with a yield range of 0.83% - 4.41% (2007: 4.07% - 6.13%), corporate bonds with a yield range of 3.47% - 8.27% (2007: 4.33% - 6.17%), pool fund bonds with a yield range of 4.64% - 5.04% (2007:4.62% - 4.87%), and preferred equities with a yield range of 4.48% - 7.97% (2007: 4.38% - 5.69%).  Unrealized loss of $8,692 (2007- $71,475) were recorded in other comprehensive income.

5.

Property and Equipment

	2008
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,563	$ 2,167
Trucks	367,672	226,637	141,035
Computer equipment	166,240	97,797	68,443
Furniture and equipment	23,067	9,353	13,714
Geophysical equipment	36,178	19,716	16,462
Website	8,433	4,695	3,738
	$ 619,320	$ 373,761	$ 245,559

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

5.

Property and Equipment (cont’d)

	2007
		Accumulated
	Cost	Amortization	Net
Land	$ 44,838	$ -	$ 44,838
Leasehold improvements	15,322	15,322	-
Trucks	361,521	201,849	159,672
Computer equipment	131,412	76,136	55,276
Furniture and equipment	39,756	31,377	8,379
Geophysical equipment	36,447	15,652	20,795
Website	4,800	3,872	928
	$ 634,096	$ 344,208	$ 289,888

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

A)

Guatemala

i)

El Tambor

The El Tambor Property consists of seven concessions located in south-central Guatemala covering a total of 6,162 hectares, as follows:

a)

La Laguna – granted exploration licence; 100% owned.

b)

El Injerto and Carlos Antonio – granted exploration licences; 100% owned, subject to a 2.5% net smelter returns royalty.

c)

Santa Margarita Derivada – exploration licence application for title pending; 100% owned, subject to a 2.5% net smelter returns royalty.

d)

Progreso VII Derivada – exploration licence application for title pending; 100% owned, subject to a 4.0% net smelter returns royalty which one-half of the 4% royalty may be purchased by the Company for US$2.0 million.

e)

Marga and Las Navajas – exploration licence applications for title pending; 100% owned.

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) whereby KCA can earn a 51% interest in the Tambor Project by incurring exploration expenditures on the property totaling US$6,500,000 over 4 years, or by putting the property into commercial production within 4 years.  If KCA earns its 51% interest, a joint venture will be formed between KCA and the Company.  Once commercial production has been achieved, KCA will receive preferential payback of 75% (the Company 25%) of after-tax cash flow from initial production until KCA receives an amount equal to its investment, less US$2,000,000.  At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until the Company receives the amount of preferential cash flow received by KCA, after which revenues will be split 51% KCA / 49% the Company.  A schedule of minimum annual expenditures by KCA is as follows, with KCA having a commitment to expend US$1,000,000 in the first year:

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

A)

Guatemala - (cont’d)

i)

El Tambor – (cont’d)

i)    US$1,000,000 by June 2, 2009;

ii)   US$1,500,000 by June 2, 2010;

iii)  US$1,500,000 by June 2, 2011; and

iv)  US$2,500,000 by June 2, 2012

ii)

Banderas

The Company holds a 100% interest in the Banderas Project which consists of two exploration concessions (one granted and one application for title pending) covering a total of 11,450 hectares.  During the year ended December 31, 2008, the Company wrote-off $1,497,038 (2007: $Nil; 2006: $Nil) in deferred exploration costs.

iii)

Regional exploration

During the year ended December 31, 2008 deferred exploration costs incurred by the Company on prospective properties in Guatemala totalling $14,034 (2007: $Nil; 2006: $Nil) were written-off to operations.

B)

Nicaragua

i)

Natividad (El Pavon)

The Company owns a 100% interest in the Natividad Project which consists of one granted exploration concession covering 1,301 hectares.

The Company entered into a joint venture agreement with Meridian Gold Inc. (“Meridian”) effective May 25, 2005, giving Meridian the option to acquire a 60% interest in the Natividad Project.  Meridian spent US$5.3 million in exploration expenditures within the first two years of the agreement towards earning an interest, before terminating its option in 2006.

All amounts owing by Meridian to the Company were repaid in 2007, and during the year ended December 31, 2007, $1,202 in costs incurred by the Company on certain of the joint venture concessions were written-off to operations.

ii)

Trebol

The Company owns a 100% interest in the Trebol Project which consists of two granted exploration concessions covering a total of 42,193 hectares.

iii)

La Flor

The Company owns a 100% interest in the La Flor Project which consists of one granted exploration concession covering 15,605 hectares.  During the year ended December 31, 2008, the Company wrote-off $247,950 (2007: $Nil; 2006: $Nil) in deferred exploration costs in order to better reflect the carrying costs of the Project.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

6.

Mineral Properties – (cont’d)

B)

Nicaragua – (cont’d)

iv)

Regional Exploration and Other Properties Including San Pedro, India Norte and Estrella de Oro

During 2007 and 2008, the Company conducted exploration work on various other concessions in Nicaragua, all of which had been relinquished as at December 31, 2008 as management is not planning any further work thereon.  During the year ended December 31, 2008, $2,485,695 (2007:  $427,260; 2006: $1,650,886) in deferred exploration costs incurred on these properties and other prospective properties were written-off to operations.

C)

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.  During the year ended December 31, 2008, the Company wrote-off $203,977 (2007: $Nil; 2006: $Nil) in deferred exploration costs in order to better reflect its carrying costs.

ii)

Regional Exploration and Other Properties Including Amatista, La Fruita and El Mole

During 2007 and 2008, the Company conducted exploration work on various other concessions in Mexico, all of which had been relinquished as at December 31, 2008 as management is not planning any further work thereon.  During the year ended December 31, 2008, the Company wrote-off $485,966 (2007:  $357,619; 2006: $1,348,844) in deferred exploration costs to operations.

D)

Peru

i)

Rubi Property

In August 2007, the Company was granted an option to acquire a 100% interest in the Rubi Property, Peru, which currently consists of two concessions covering a total of 2,200 hectares.  In this connection, the Company paid $100,000 and issued 50,000 common shares to the property owner, and paid finder’s fees of $10,000 and 25,000 shares each to two individuals.

After conducting some exploration work on the Property, the Company entered into an agreement in October 2008 with International Minerals Corporation (“IMC”) to continue exploration on the Property as joint venture partners in a newly formed Peruvian company (“JVCO”).  The original August 2007 option agreement held by the Company was replaced by an October 2008 option agreement whereby JVCO can earn a 100% interest in the Rubi Property by making a series of payments and exploration expenditures over four years, as follows:

a)

Cash payments to the property owner:

i)

US$75,000 on signing of the revised option agreement (“Agreement Date”) (paid by IMC);

ii)

US$150,000 on or before October 2, 2009;

iii)

US$300,000 on or before October 2, 2010;

iv)

US$600,000 on or before October 2, 2011; and

v)

US$1,875,000 on or before October 2, 2012.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

6.

Mineral Properties – (cont’d)

D)

Peru – (cont’d)

i)

Rubi Property – (cont’d)

b)

Exploration expenditures on the Rubi Property:

i)

US$400,000 on or before October 2, 2009;

ii)

an additional US$600,000 on or before October 2, 2010;

iii)

an additional US$1,000,000 on or before October 2, 2011; and

iv)

an additional US$1,000,000 on or before October 2, 2012.

The property owner will retain a 2% net smelter returns royalty, with JVCO having a right of first offer to purchase such royalty.

Under its agreement with the Company, IMC can earn its 60% interest in JVCO by paying the initial signing fee of US$75,000 (paid) and by funding the first year’s exploration expenditures on the Rubi Property, for a total of US$475,000.  The remaining cash payments and exploration expenditures will be funded by JVCO (60% IMC, 40% the Company) with each party subject to standard dilution requirements in the event of non-contribution of funds.

ii)

Artemisas Property

In November 2007, the Company was granted an option to acquire a 70% interest in the Artemisas Property, Peru.  After conducting exploration work on the Property in 2008, management of the Company decided no further work was warranted, and the Company relinquished the option.  During the year ended December 31, 2008, the Company wrote-off $48,797 (2007: $Nil; 2006: $Nil) in deferred exploration costs to operations.

iii)

Charpal Property

In January 2008, the Company was granted an option to acquire a 100% interest in the Charpal Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the option prior to year end.  During the year ended December 31, 2008, the Company wrote-off $8,376 and $36,817 (2007: $Nil; 2006: $Nil) in deferred exploration costs and acquisition costs respectively to operations.

iv)

Apurimac Property

In 2008, the Company acquired a 100% interest in the Apurimac Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the property prior to year end.  During the year ended December 31, 2008, the Company wrote-off $5,121 (2007: $Nil; 2006: $Nil) in deferred exploration costs to operations.

v)

Regional exploration

During the year ended December 31, 2008 deferred exploration costs incurred by the Company on prospective properties in Peru totalling $523,553 (2007: $Nil; 2006: $Nil) were written-off to operations.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

6.

Mineral Properties – (cont’d)

E)

Ecuador

On November 7, 2006, the Company was granted the option to acquire a 70% interest in the Cerro Colorado Property which consists of two concessions located in Southern Ecuador.

In order to earn the interest the Company is required to:

a)

Make the following cash payments:

i)

US$100,000 on signing of the agreement (paid);

ii)

US$125,000 upon commencement of drilling on the project (the “Drill Date”);

iii)

US$150,000 by the first anniversary of the Drill Date;

iv)

US$300,000 by the second anniversary of the Drill Date; and

v)

US$325,000 by the third anniversary of the Drill Date.

b)

Incur exploration expenditures of US$3,000,000 on or prior to the third anniversary of the commencement of the Drill Date.

c)

Fund and deliver a feasibility study on or before the fifth anniversary of the Drill Date.

As at December 31, 2008, the Drill Date had not occurred.  The Company has the right to terminate the option at any time upon 90 days written notice, and if the Drill Date has not occurred by November 7, 2009, the option will automatically terminate.

Due to current uncertainties in Ecuador and the global economy, management does not expect to proceed with the Company’s option on the Cerro Colorado Property.  Accordingly, during the year ended December 31, 2008, acquisition costs and deferred exploration costs incurred by the Company totalling $113,130 and $65,938 respectively were written-off to operations.

F)

Canada, Argentina, Colombia and Tanzania

In 2007, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Canada. During the year ended December 31, 2008, these deferred exploration costs totalling $4,683 (2007:  $Nil ; 2006: $Nil) were written-off to operations. Deferred exploration costs totalling $Nil (2007:  $Nil ; 2006: $53,072) relating to Argentina, Columbia and Tanzania were written-off to operations.

7.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	2008	2007	2006
Expenses:
Management fees	$ 60,000	$ 60,000	$ 60,000
Consulting	38,372	46,590	18,301
Salaries and benefits	67,176	100,930	91,850
Mineral property costs:
Geological consulting fees	199,200	176,650	160,581
Salaries and benefits	87,908	65,873	58,467
	$452,656	$ 450,043	$ 389,199

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

7.

Related Party Transactions – (cont’d)

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $8,401 (2007: $26,665) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $168,877 (2007: $50,498) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $10,082 (2007: $15,778) payable to an officer of the Company.

8.

Share Capital

a)

Authorized:  Unlimited common shares without par value

b)

Issued:

	Number of Shares	Price Per Share	Amount

Balance December 31, 2006	53,385,988		$ 42,486,069

Exercise of stock options	12,500	$0.56	7,000
Acquisition of property	50,000	$0.58	29,000
Acquisition of property	100,000	$0.64	64,000
Transfer of contributed surplus on exercise of options	-		1,125

Balance December 31, 2007 and 2008	53,548,488		$ 42,587,194

Escrow Shares

As at June 25, 2007, all of the 375,000 common shares held in escrow were released.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to Investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of five years.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

8.

Share Capital – (cont’d)

Stock Options – (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2008		2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	5,150,000	$0.63	3,475,000	$0.70

Forfeited / Expired	(870,000)	0.65	(587,500)	0.67
Granted	745,000	0.26	2,275,000	0.54
Exercised	-	-	(12,500)	0.56
Outstanding, end of year	5,025,000	$0.58	5,150,000	$0.63
Exercisable, end of year	5,010,000		4,775,000

At December 31, 2008, there were 5,025,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years

50,000	$0.48	Aug 29, 2009	0.66
2,305,000	$0.70	Feb 21, 2011	2.14
875,000	$0.52	Apr 16, 2012	3.29
50,000	$0.62	May 31, 2012	3.42
1,050,000	$0.56	Sept 5, 2012	3.68
695,000	$0.26	May 5, 2013	4.35
5,025,000			2.97

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the year ending December 31, 2008 of $165,219 (2007: $722,225; 2006: $1,230,750) is associated with the granting of options to consultants and employees.

The weighted fair value of the share purchase options granted during the year ended December 31, 2008 of $0.22 (2007: $0.32; 2006: $0.45) per option is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating fair value for the years ended December 31, are as follows:

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

8.

Share Capital (cont’d)

	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected volatility based on historical share price	74%	72% - 73%	76%
Risk-free interest rate	3.13%	3.69% - 4.58%	4.02%
Expected term in years	5 years	5 years	5 years

The following table reconciles the Company’s contributed surplus:

	2008	2007

Balance, beginning of year	$ 4,164,587	$ 3,443,487
Options vested	165,219	722,225
Options exercised	-	(1,125)

Balance, end of year	$ 4,329,806	$ 4,164,587

9.

Supplemental Cash Flow Information

	2008	2007	2006

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -

Cash and cash equivalents is comprised of:
Cash	$ 772,989	$ 2,378,514	$ 933,697

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows during the year ending December 31, 2008, the following transactions were excluded:

i)

Included in accounts payable was $52,430 in exploration costs which was included in deferred exploration costs.

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Ecuador, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	2008	2007

Total Assets
Canada	$ 2,358,268	$ 6,325,881
Caymans	48,919	714,405
Ecuador	-	137,246
Guatemala	9,381,966	10,724,984
Nicaragua	4,177,495	4,547,829
Mexico	273,329	400,506
Peru	535,539	628,109
Other	1,838	1,568
	$ 16,777,354	$ 23,480,528

Property & Equipment
Canada	$ 69,679	$ 43,650
Guatemala	1,941	33,606
Nicaragua	164,165	188,273
Mexico	3,620	15,757
Peru	6,154	8,602
	$ 245,559	$ 289,888

Resource Properties Acquisition
Ecuador	$ -	$ 113,130
Guatemala	4,142,864	4,142,864
Peru	210,566	210,566
Nicaragua	82,482	82,482
	$ 4,435,912	$ 4,549,042

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

10.

Segmented Information – (cont’d)

	2008	2007

Deferred Exploration Costs
Canada	$ -	$ 4,683
Ecuador	-	24,116
Guatemala	5,133,547	6,496,840
Peru	286,099	404,066
Mexico	203,977	299,639
Nicaragua	3,814,468	4,144,644
	$ 9,438,091	$ 11,373,988

11.

Accumulated Other Comprehensive Income

Balance at December 31, 2006	$ -
Cumulative impact of accounting changes	36,436

Adjusted balance January 1, 2007	36,436
Unrealized loss on available for sale marketable securities	(71,475)

Balance at December 31, 2007	(35,039)
Unrealized loss on available for sale marketable securities	(8,692)

Balance at December 31, 2008	$ (43,731)

12.

Commitments

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies on a month to month basis which are netted against rental expense.  The annual lease commitment under the lease is as follows:

2009	$ 142,724
2010	146,682
2011	134,459
$ 423,865

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

13.

Income Taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 31.30% (2007: 34.12% 2006: 34.12%) to the income for the year and is reconciled as follows:

	2008	2007	2006

Benefit at Canadian statutory rate	$ (2,082,000)	$ (769,000)	$ (2,017,000)
Foreign income taxed at other than CDN statutory rate	1,332,000	268,000	-
Permanent differences	146,000	152,000	415,000
Effect of a reduction in statutory rate	31,000	815,000	-
Share issuance costs	(5,000)	(69,000)	-
Expiry of loss carryforward	356,000	203,000	-
Increase/(decrease) in valuation allowance	(329,000)	(53,000)	1,354,000

	$ (551,000)	$ 547,000	$ (248,000)

The tax effects on the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2008	2007

Net operating and capital losses	$ 1,847,000	$ 2,175,000
Property and equipment	52,000	47,000
Resource related costs – Canada	98,000	99,000
Resource related costs – Foreign	(886,000)	(1,437,000)
Undeducted financing costs	-	5,000
	1,111,000	889,000
Less: Valuation allowance	(1,997,000)	(2,326,000)

	$ (886,000)	$ (1,437,000)

At December 31, 2008, the Company had estimated net operating losses carried forward of approximately $7,802,000 (2007: $8,200,000) (expiring in various amounts over the period from 2009 to 2028) available to reduce future taxable income.

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

14.

Subsequent Event

Subsequent to the year end, the Company has been granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  In the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000.  If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

The Company has also agreed to assign the Option to Focus Ventures Ltd. (“Focus”).  Focus will have up to 180 days to conduct due diligence work on the Property, and if it decides to proceed, Focus will assume all of the Company’s obligations under the Option, will issue to the Company 1,000,000 common shares in the capital of Focus at a deemed price of $0.20 per share, pay to the Company $50,000 cash, and grant to the Company a 1.5% net smelter return royalty on the Property.  The Company and Focus have common directors and officers, and the agreement between the two companies is subject to TSX Venture Exchange approval.

15.

Comparative figures

Certain comparative figures for the years ended December 31, 2007 and 2006 have been reclassified to conform with the presentation adopted for the current year.

16.

Reconciliation to United States of America Generally Accepted Accounting Principles

Accounting practices under Canadian (“CDN GAAP”) and of United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Marketable Securities

Prior to January 1, 2007, the Company’s marketable securities were presented at lower of cost or market value under CDN GAAP.  Under US GAAP the Company classifies its marketable securities as “available-for-sale” and they are carried in the financial statements at their fair value equal to their quoted market price at year end. Marketable securities are classified as long-term if management does not intend to dispose of them within the subsequent year. Realized gains and losses are reported in earnings for the year while unrealized holding gains and losses are excluded from income and reported as other comprehensive income.  Upon adoption of CICA Handbook Section 3855 on January 1, 2007 (note 2), there are no ongoing differences between Canadian and US GAAP in the accounting for marketable securities.

b)

Mineral Properties

Under Canadian GAAP mineral property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, mineral property acquisition costs are considered tangible assets and must be initially capitalized and evaluated periodically for impairment.   The Company has expensed mineral property cost as incurred and will capitalize mineral property acquisition costs when it has been determined that a mineral property can be economically developed as a result of a final feasibility study establishing proven and probable reserves.  Costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body based on estimated recoverable ounces mined from proven and probable reserves. Therefore, additional expenses are required under US GAAP for the years ended December 31, 2008, 2007 and 2006.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

16.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

c)

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net loss under US GAAP adjusted for the change in items excluded from net loss under US GAAP.  Upon adoption of CICA Handbook Section 1530 on January 1, 2007 (note 2), there are no ongoing differences between Canadian and US GAAP in reporting and displaying comprehensive loss.

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

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”).  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.  Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred.  If an entity elects the fair value option for a held-to-maturity or available-for sale- security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply.  Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future.  This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning January 1, 2008).  The effects of SFAS 159 did not have a significant impact on the Company’s financial condition or results of operations.

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

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

16.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

e)

New Accounting Standards

In 2008 and 2007, the FASB issued new and revised standards, all of which were assessed by Management to be not applicable to the Company with the exception of the following:

-

In December 2007, the FASB issued SFAS 141R “Business Combinations” which is effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 141R might have on its financial position or results of operations.

-

In December 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51”. SFAS No. 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS 160 might have on its financial positions or results of operations.

-

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company is currently evaluating the impact that the adoption of SFAS 161 might have on its financial position or results of operations.

-

In May 2008, the FASB issued SFAS 162 “The Hierarchy of Generally Accepted Accounting Principles”. The objective of SFAS 162 is to identify the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP (the GAAP hierarchy). SFAS 162 will go into effect 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”  The Company is currently evaluating the impact that the adoption of SFAS 162 might have on its financial position or results of operations.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

16.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

f)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP is as follows:

	Years ended December 31,
	2008	2007	2006
		Restated *	Restated *
Net loss for the year as reported using CDN GAAP	$ (6,164,219)	$ (2,824,659)	$ (4,315,806)
Adjustments to mineral properties	(3,831,189)	(3,269,661)	(2,759,185)
Write-down of marketable securities	-	-	71,561
Write-off of exploration costs	5,741,075	784,879	3,052,802

Net loss for the year per US GAAP	(4,254,333)	(5,309,441)	(3,950,628)
Unrealized loss from marketable securities	(8,692)	(71,475)	(71,561)

Comprehensive loss for the year per US GAAP	$ (4,263,025)	$ (5,380,916)	$ (4,022,189)

Basic and diluted loss per share per US GAAP	$(0.08)	$(0.10)	$(0.08)

Weighted average number of shares outstanding per US GAAP	53,548,488	53,425,577	52,991,262

g)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2008	2007
		Restated *
Total assets per CDN GAAP	$ 16,777,354	$ 23,480,528
Adjustments for mineral properties	(13,874,003)	(15,923,030)
Total assets per US GAAP	$ 2,903,351	$ 7,557,498

Total liabilities per CDN and US GAAP	$ 1,113,480	$ 1,808,962

Deficit, per CDN GAAP	$(31,209,395)	$ (25,045,176)
Adjustments for mineral properties	(13,874,003)	(15,923,030)
Deficit, per US GAAP	(45,083,398)	(40,968,206)
Contributed surplus per CDN and US GAAP	4,329,806	4,164,587
Accumulated other comprehensive income CDN and US GAAP	(43,731)	(35,039)
Share capital per CDN and US GAAP	42,587,194	42,587,194

Total shareholders' equity per US GAAP	1,789,871	5,748,536

Total liabilities and shareholders' equity per US GAAP	$ 2,903,351	$ 7,557,498

* See Note 17

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

16.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

g) (cont’d)

	Years ended December 31,
	2008	2007	2006
		Restated *	Restated *
Cash flows used in operating activities per CDN GAAP	$ (678,724)	$ 170,153	$ (770,030)
Adjustments for mineral properties	(3,778,759)	(3,127,878)	(2,759,185)
Cash flows used in operating activities per US GAAP	(4,457,483)	(2,957,725)	(3,529,215)

Cash flows provided by (used in) investing activities per CDN GAAP	(955,960)	1,304,044	256,959
Adjustments for mineral properties	3,778,759	3,127,878	2,759,185

Cash flows provided by (used in) investing activities per US GAAP	2,822,799	4,431,922	3,016,144

Cash flows from financing activities per CDN and US GAAP	-	(3,510)	26,381

Foreign exchange on opening cash and cash equivalents	29,159	(25,870)	(3,167)
Increase (decrease) in cash per US GAAP	$ (1,605,525)	$ 1,444,817	$ (489,857)

* See Note 17

17.

Prior Period Correction

The financial statements for the years ended December 31, 2007 and 2006 have been restated to adjust for future income tax liabilities.  This adjustment was noted in the current year and resulted in a restatement to reduce deficit by $1,437,000 and increase (decrease) the net loss by $547,000 and ($248,000) for the years ended December 31, 2007 and 2006 respectively.  The resulting restatements to amounts for the years ended December 31, 2007 and 2006 are as follows:

	As Previously reported December 31, 2007	Adjustment	As Restated December 31, 2007
Future Income Tax Liability	$ -	$ 1,437,000	$ 1,437,000
Deficit, end of year	(23,608,176)	(1,437,000)	(25,045,176)
Income Tax Recovery (loss)	-	(547,000)	(547,000)
Basic and diluted loss per share	(0.04)	(0.01)	(0.05)

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in Canadian Dollars

17.

Prior Period Correction – (cont’d)

	As Previously reported December 31, 2006	Adjustment	As Restated December 31, 2006
Future Income Tax Liability	$ -	$ 890,000	$ 890,000
Deficit, end of year	(21,330,517)	(890,000)	(22,220,517)
Income Tax Recovery (loss)	-	248,000	248,000
Basic and diluted loss per share	(0.09)	0.01	(0.08)

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2009

By  /s/ Simon Ridgway

Simon Ridgway,

President and Chief Executive Officer