Form 20-F
RADIUS GOLD INC.
filed 2010-06-30
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ___   No    X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes   X       No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  _X_      No  ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Yes     No   X     N/A

Index to Exhibits on Page 56

GLOSSARY OF TECHNICAL TERMS

In this Annual Report, the following technical terms have the following meanings:

“vein”, “veinlet” (small)	A tabular mineral deposit formed within or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.
Adit	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.
Ag	The elemental symbol for silver.
alteration	The chemical and mineralogical changes in a rock mass resulting from the passage of hydrothermal fluids.
Anomalous or anomalies	A sample or location in which either (i) the concentration of an element(s) or (ii) geophysical response is significantly different from the average background values that typify an area.
anomaly	The geographical area corresponding to anomalous geochemical or geophysical values.
arsenopyrite	A sulphide of arsenic and iron.
As	The elemental symbol for arsenic.
Assay	An analysis to determine the presence, absence or quantity of one or more elemental components.
Au	The elemental symbol for gold.
Au Eq. g/t	Denotes gold equivalent grades: gold grade plus silver grades which have been converted to gold grades by using a ratio generally based on the prevailing spot prices of gold and silver.
background	The average concentration of an element or typical geophysical response in an area.
breccia	A rock consisting of sharp fragments in fine grained material.
Cretaceous	The geologic period extending from 135 million to 63 million years ago.
development	Preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.
Diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

- i -

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

g/t	Grams of per metric tonne. Usually used in association with gold or silver.
Heap leach	A process used for the recovery of metals from crushed ore in heaps using a suitable leaching solution.
ha or hectare	An area totaling 10,000 square metres.
highly anomalous	An anomaly which is 50 to 100 times average background.
Host rock	The body of rock in which mineralization of economic interest occurs.
hydrothermal	Pertaining to hot fluids, dominantly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
ICP	A type of assay technique.
intrusive	A rock mass formed below earth’s surface from magma which has intruded into a preexisting rock mass

- ii -

esothermal	A hydrothermal ore deposit –typically a vein system- formed at intermediate temperatures (200-300ºC) and pressures/depths.
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

- iii -

mineralization	Minerals of value occurring in rocks.
Mt	A million tonnes.
ore	A natural aggregate of one or more minerals which, at a specified time and place may be mined, processed and sold at a profit, or from which some part may profitably be separated.
Ounce / oz	Troy ounce, equal to approximately 31.103 grams.
outcrop	An exposure of rock at the earth’s surface.
quartz	A common rock-forming mineral (SiO2) that is frequently a dominant constituent of veins, especially those containing gold and silver mineralization.
RC	Reverse Circulation drilling.
rhyolite	A silica-rich volcanic rock chemically equivalent to granite. Usually light colored, very fine-grained or glassy-looking.
Silicification / silicified	Complete or partial replacement of a rock by quartz, often during hydrothermal alteration.
strike	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.
Tertiary	The geological period extending from the end of the Cretaceous (65 million years ago) to approximately 2 million years before the present time.
Tonne	A metric tonne, 1000 kilograms or 2,204.6 pounds.
UTM	The UTM (Universal Transverse Mercator) system is a world-wide geographic coordinate system defined in meters.

- iv -

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

Auditors.

Not Applicable

Item 2.

Offer Statistics and Expected Timetable.

Not Applicable

Item 3.

Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The tables also summarize certain corresponding information prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 18 to the Consolidated Financial Statements of the Company.

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009, 2008 and 2007 was extracted from financial statements of the Company which were audited by BDO Canada LLP, Chartered Accountants.

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

Canadian GAAP

Under Canadian GAAP resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves.  Prior to January 1, 2009, the Company’s policy under Canadian GAAP was to defer and amortize mineral property acquisition costs and exploration costs to the extent they meet certain criteria.  Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proved, probable and possible reserves.  During the year ended December 31, 2009, the Company changed its accounting policy for exploration costs under Canadian GAAP by expensing the costs as incurred as it more accurately reflects the exploration industry.  This accounting change has been applied retroactively with restatement of prior periods.  As a result of the change in accounting policy there are no ongoing differences between Canadian and US GAAP in the accounting for mineral properties with the exception of mineral property acquisition costs of $4,435,912 previously expensed under US GAAP that remain capitalized to mineral properties under Canadian GAAP.

The following information has been reconciled for U.S. GAAP.  See Note 18 to the Consolidated Financial Statements of the Company.

	(in 000’s, except per share data)
	As at 12/31/09	*As at 12/31/08	*As at 12/31/07	*As at 12/31/06	*As at 12/31/05
Working Capital	2,296	2,368	6,896	10,830	13,765
Resource Properties (Cdn GAAP)	4,294	4,436	4,549	4,256	3,986
Resource Properties (US GAAP)	82	0	0	0	0
Long Term Debt (Cdn GAAP)	(122)	(185)	(185)	(122)	(139)
Long Term Debt (US GAAP)	(122)	(185)	(185)	(122)	(139)
Shareholder’s Equity (Cdn GAAP)	(6,674)	(6,927)	(11,550)	(15,295)	(17,997)
Shareholders’ Equity (US GAAP)	(2,463)	(2,491)	(7,001)	(11,039)	(14,010)
Total Assets (Cdn GAAP)	7,043	7,339	12,107	15,641	18,422
Total Assets (US GAAP)	2,831	2,903	7,557	11,385	14,436

Revenue	0	0	0	0	0
Net Income(Loss) (Cdn GAAP)	(1,211)	(4,779)	(4,532)	(3,983)	(7,647)
Earnings(Loss) Per Share (Cdn GAAP)	(0.02)	(0.09)	(0.09)	(0.08)	(0.14)
Comprehensive Income(Loss) (US GAAP)	(31)	(4,675)	(4,897)	(4,253)	(3,137)
Earnings (Loss)Per Share (US GAAP)	(0.02)	(0.09)	(0.09)	(0.08)	(0.06)
Dividends Per Share (Cdn GAAP)	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtd.Avg.No.Shares (Cdn GAAP)	53,548	53,548	53,426	52,991	52,899
Wtd.Avg.No.Shares (US GAAP)	53,548	53,548	53,426	52,991	52,899

* Restated to adjust for accounting policy change concerning mineral property exploration costs.

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 17, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.0283.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended April 30, 2010	$1.0199	$0.9960
Month ended March 31, 2010	$1.0421	$1.0110
Month ended February 28, 2010	$1.0735	$1.0419
Month ended January 31, 2010	$1.0669	$1.0260
Month ended December 31, 2009	$1.0713	$1.0400
Month ended November 30, 2009	$1.0742	$1.0458

Average
Fiscal year ended December 31, 2009	$1.1373
Fiscal year ended December 31, 2008¹	$1.0679
Fiscal year ended December 31, 2007¹	$1.0742
Fiscal year ended December 31, 2006¹	$1.1307
Fiscal year ended December 31, 2005¹	$1.2083

¹ For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York.  For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

B.

Capitalization and Indebtedness.

Not Applicable

C.

Reasons for the Offer and Use of Proceeds.

Not Applicable

D.

Risk Factors.

The Company’s auditors have expressed a “Going Concern” opinion.

The Company’s auditor has included a “going concern” opinion as described in the Comments for US Readers on Canada – US Reporting Differences by our auditors with respect to the consolidated financial statements of the Company for the years ended December 31, 2009 and 2008. Realization values may be substantially different from carrying values as shown and the financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  If the Company is unable to meet these requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

There is no assurance that the business of the Company will achieve profitable operations.

At December 31, 2009, the Company had not yet achieved profitable operations, has accumulated losses since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company has depended on financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Mining operations and exploration activities are subject to various federal, provincial and local laws and regulations.

The mineral projects in which the Company has an interest are located in Guatemala, Nicaragua, Peru, Mexico and Canada.  Mineral exploration and mining activities in these countries may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

The mining industry is highly speculative and involves substantial risks.

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

The Company is dependent on public and private distributions of equity to obtain capital in order to sustain operations.

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Operating hazards and risks associated with the mining industry could result in the Company having to significantly reduce or cease operations.

Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Title to mineral properties are not guaranteed and could result in future claims against the Company.

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

Permits and licenses may be required in order to carry out business activities.

The operations of the Company may require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

The Company may be adversely affected by mineral prices

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

The Company may not be able to compete with current and potential exploration companies.

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

It may be difficult for United States investors to effect services of process against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada.  Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  The majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

B.

Business Overview.

The Company is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  In 1999, the Company changed its focus to Latin America and acquired property interests in Mexico and Guatemala.  In February, 2001, the Company and its joint venture partner, Barrick Gold Corporation, decided to discontinue exploration work on the El Salitre Project in Mexico.  In 2003, the Company commenced exploration in Nicaragua, and in 2004, the Company returned to Mexico to investigate several prospective properties.  In 2005, the Company conducted property investigations in Colombia and Argentina, and in 2006, acquired an interest in a property in Ecuador.  In 2007, the Company was granted options to acquire interests in several properties in Peru. In 2008, the Company signed joint venture agreements to develop its 100% owned Tambor gold deposit in Guatemala, and to further explore the Rubi Property in Peru.  In 2009, the Company acquired and assigned the Nueva California Property in Peru for an NSR royalty, and relinquished all other property interests in Peru. Also in 2009, the Company optioned out its Nicaragua portfolio of properties and its property in Mexico.  In 2009 and early 2010, the Company acquired a significant land position in the Yukon Territory, Canada by staking and pursuant to option agreements.

The global economic crisis prompted the Company to implement in late 2008 cut-backs in all grass-roots exploration programs and to re-focus the Company on the generation of targets that can attract joint venture partners upon acquisition.  Since then, management is reviewing prospective, advanced-staged gold projects and strategic opportunities brought about by the current market, while continuing the development of the Tambor Project from which the Company expects to receive cash flow.  Currently, the Company has property interests in Guatemala, Nicaragua, Peru, Mexico and Canada.  (See Property and Equipment, below, and Note 5, Notes to the Financial Statements).

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

D.

Property and Equipment

The Company holds interests in properties in Guatemala, Nicaragua, Peru, Mexico, Canada and USA, as set out in the following maps and more particularly described below:

Latin America

Holly-Banderas Project
Trebol Property
San Pedro Property
Tlacolula Property
Tambor Project
Natividad Project
RADIUS
GOLD INC.
Central and South
American Projects
Nueva California

North America

Sixty Mile
Ten Mile
Snowcap
RADIUS
GOLD INC.
North American
Projects
Countries: Canada/USA
Territory/State: Yukon/Alaska

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

1.

Tambor Project

The Company holds a 100% interest in the Tambor Project which consists of seven exploration concessions located in south-central Guatemala as set out in the following map:

6625000
6630000
6635000
6640000
1655000
1650000
1645000
N
RADIUS GOLD INC.
Tambor Claims
Location: Yukon, Canada
UTM Zone: 7N
Datum: NAD 83
Scale:

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

Santa Margarita Derivada	2000.00	February 4, 2009; exploitation license applied for January 21, 2009
Carlos Antonio Derivada	335.00	November 11, 2009
La Laguna Derivada	187.50	October 29, 2009
Progreso VII Derivada	2,000.00	Nov. 6, 2008; exploitation license applied for October 20, 2008
Marga	75.00	applied for September 9, 2008
Las Navajas	1,519.42	applied for November 12, 2008
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

Once commercial production has been achieved, KCA will receive preferential payback of 75% (the Company 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million.  At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:the Company).

In January 2004, the Company obtained a National Instrument 43-101 Technical Report compliant gold resource estimate on the Tambor Project for the Company.  There are no material changes to the property since the date of this report.  The Technical Report has been filed in SEDAR.com.  The following is a summary of the Technical Report.

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

During late 2006, the Company initiated the planning and development of an underground exploration adit on the Guapinol zone at Tambor.  In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol.  The primary objective of the underground work was to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  In July 2007, the exploration adit intersected the target vein as planned 202.1m into the hill.  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in the Company’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

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

Core drilling in 2003 defined a NI43-101 resource estimate of 57,800 ounces gold in the indicated category, and 216,200 ounces gold in the inferred category (see the Company’s press release dated December 10, 2003).  This resource was established within a 1km strike length of a soil anomaly that is consistent for over 14 km.

Sample Collection, Preparation and Analysis

A rigorous Quality Assurance/Quality Control approach was adopted by Goldfields throughout the programme and all data supplied to the Company was reviewed by a Qualified Person according to Ni 43-101 to ensure reliable results. Samples were prepared at Rocky Mountain Geochemical/BSi Inspectorate Laboratories in Guatemala City. BSi is a subsidiary of Inspectorate America Corporation, a ISO 9002-certified laboratory. Rock samples were crushed to minus 10 mesh and a 300 gramme sub-sample was pulverized to minus 200 mesh. These Pulps were flown to Reno, Nevada for analayis at Rocky Mountains’ geochemical laboratory. Gold was assyed by a 30g Fire Assay/Atomic Absorption and for 30 additional elements by aqua regia ICP. All rock samples returning >1 g/t Au were subsequaently re-assayed by 30 gramme fire assay with gravimetric finish. Sample standards, blanks and duplicates account for approximately 10 percent of samples which were inserted into the sample stream, and duplicate samples were also sent to a second laboratory for gold check analysis. Goldfields also completed metallic sieve analysis on selected mineralized intervals from Guapinol South drilling and results indicated that normal for assays are good indicators of the total gold content of the samples.

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

In June 2008, the Company granted to KCA the right to develop, and earn an interest in, the Tambor Project.  The agreement calls for an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  Metallurgical test work by both Gold Fields and the Company indicates that most of the gold is coarse and free milling, and recoveries of up to 66 percent can be achieved using gravity concentration alone.

KCA is re-fabricating a modular processing plant and modular laboratory at its Reno, Nevada facility. The plant has a target capacity of 150 tonnes per day (52,500 tonnes per year) and is being assembled on a set of modular units mounted on 40-foot skids.  To date, KCA has purchased the skids, a ballmill and the flotation cells.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA expects to submit within the next few weeks an environmental impact assessment (EIA) which includes the mining and development plan.  The Ministry of Mine’s review of the EIA will likely take several months.

KCA has begun the permitting process for a small gold operation at Tambor which includes the submission of an environmental impact assessment (“EIA”).  The Ministry of Mine’s review of the EIA is expected to take several months.

There has been no mining surface development conducted at Tambor other than surface exploration trenching of soil anomalies.

2.

Holly-Banderas Projects

The Company holds a 100% interest in the Holly-Banderas Projects which consists of one exploration concession and applications for seven exploration concessions located in eastern Guatemala, as set out in the following map:

220000
230000
1630000
1620000
RADIUS
GOLD INC.
Holly-Banderas
Concessions
Datum: NAD27
Zone: 16N
Country: Guatemala
Scale: 1:80,000

The concessions are described as follows:

Concession Name	Size (Hectares)	Expiry Date

El Dorado	9,529.86	Expires July 5, 2011; application for expansion of area submitted October 8, 2009
Joyita	1,364.32	Application for reduced area submitted March 17, 2010
CECI	7,939.90	Application submitted February 3, 2010
Marisol I	4,500.00	Application submitted February 3, 2010
Marisol II	4,864.07	Application submitted February 3, 2010
Cirilo I	1,350.00	Application submitted March 18, 2010
Cirilo II	801.17	Application submitted March 18, 2010
Salvador I	9,600.00	Application submitted March 18, 2010
	39,949.33

The Company reactivated its Holly and Banderas Projects in April 2010.  the Company discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have lead the Company’s technical team to review the geology and the results obtained by the previous work. Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

The Company completed two phases of drilling at Banderas in 2003 and 2004.  The drilling was successful in confirming continuity of gold-silver mineralization both along strike and at depth on at least two of the targets tested:

•

At the M28 Zone, so called for the 28 g/t Au discovery sample, gold mineralization is hosted in a flow breccia at the base of a rhyolite flow unit where it contacts an underlying andesite unit. Eight holes, drilled on two section lines, were drilled through the rhyolite to test the breccia. Holes BDD-003 to BDD -008, BDD-018 and BDD-019, all cut potentially important Au+Ag mineralization.

•

A second target, a north-south trending soil and rock anomaly with a strike length of over 2km, was superficially tested with six holes. All holes cut a broad zone (+30m) of low grade gold/silver with narrow higher grade intercepts such as reported for holes 014 and 022 in the table below.

The data review also showed that some significant gold-in-soil anomalies reflecting possible strike extensions to mineralization were never drill tested.  The area between the two projects which contains strike extensions of key structural features that may be controlling the mineralization, has seen some initial prospecting but no significant follow-up.

The Company has therefore restarted work at both projects with renewed prospecting and data compilation underway ahead of a planned drill program in the summer of 2010 to test known and newly discovered veins down dip. Infrastructure near both projects is excellent and they can be reached after a 45 minute drive up into the hills surrounding the eastern Guatemalan town of Chiquimula.

Effective June 17, 2010, the Company completed a private placement financing to fund its planned exploration activities at the Banderas Project,.  The exploration work is being supervised by the Company’s Vice-President of Exploration.

No Resource or Reserve has been defined within the Banderas Project.

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

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in the Company’s entire Nicaragua mineral property portfolio.

B2Gold’s Options

B2Gold has been granted an option from the Company to acquire a 60% interest in the Trebol, Pavon and San Pedro properties in Nicaragua by spending a total of US$4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4 million, it will own a 60% interest in all of the properties and a joint venture will be formed whereby each party will contribute its pro-rated share of the exploration costs.

In addition, B2Gold has the option to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon resource area will be transferred 100% to B2Gold, and the Company will receive 40% of the net cash flow generated from the operation.

The Company has also agreed to provide its regional exploration data base to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

1.

Trébol Property

The Trébol Property is comprised of three granted exploration concessions located within the Region Autonoma Atlantico Norte (“RAAN”) in north-eastern Nicaragua, as set out in the following map:

Trebol Concessions
N
840000
850000
860000
1590000
1580000
1570000
1560000
1550000
El Trébol
La Amapola
La Flor
Legend
Trebol Concessions
0
2
4
6
Kilometers

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

La Amapola	13,809.90	April 19, 2032
El Trébol	28,383.17	April 19, 2032
La Flor	15,504.91	April 19, 2032
	57,697.98

The Trébol Property located in northeastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  Rock chip and soil sampling, and 963 meters of drilling completed by the Company have demonstrated the potential for bulk tonnage gold mineralization.

Recent trenching and sampling programs completed by B2Gold continue to expand the known extent of the gold mineralization discovered by the Company.  Two of B2Gold’s recent trenches have yielded continuously mineralized intervals nearly 100 meters in length averaging around 1 g/t Au.

A major soil sampling program covering roughly 17 km2 is in progress designed to infill the area between the main Cerro Domingo zone and the newly discovered SW Trébol zone located 5 kilometers to the southwest, where numerous blocks of silicified hydrothermal breccia have been found.  B2Gold’s geologists are also systematically mapping and sampling the siliceous “hogbacks” which occur along the low-lying ridges across the region to define prospective areas for new trenching.

No Resource or Reserve has been defined within the Trébol Property.

2.

Pavon (Natividad) Project

The Pavon gold project is located in central Nicaragua, a 5 hour drive from Managua and about 1 hour from the town of Waslala.  It outcrops on a main road and access to most parts of the project area is possible by foot or on horse back.  It is located in a hilly agricultural region largely given over to cattle grazing.  The original forest cover has been cut down over many years by slash and burn farmers.  The property consists of one granted exploration concession, more particularly described as follows:

Name	Size (Hectares)	Expiry Date

Natividad	1,301.10	February 11, 2029

The Pavon low sulphidation system was discovered by the Company in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totaling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone.

B2Gold is currently conducting a trenching program at the Pavon Project in order to evaluate the potential for production from near surface high grade zones in the epithermal veining previously discovered by the Company.  At Pavon Norte, seven trenches have been opened, two of which have been mapped and sampled.  At Pavon Sur, B2Gold has cut 16 new trenches.

No Resource or Reserve has been defined within the Pavon Project.

3.

San Pedro Property

The San Pedro Property is comprised of applications for two exploration concessions located in the east-central Nicaragua, more particularly described as follows:

Name	Size (Hectares)	Expiry Date

San Jose	12,474.57	Application submitted June 5, 2009
Tatiana	13,657.00	Application submitted August 28, 2009
	26,131.57

Access to the Property is via truck from Copalar to San Pedro (2 hrs), boat to La Estrelia (20mins), followed by a 5km horse ride to the camp, 5km.  From the camp it is possible to walk to all of the showings in the northwest of the San Pedro project, which cover a 2km by 1.5km area.  In the dry season you can drive to about 1km west of the zone.

No Resource or Reserve has been defined within the San Pedro Property.

Peru

The Company has a royalty interest in the following property in Peru:

Nueva California

In March 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  The Company subsequently assigned the Option to Focus Ventures Ltd. (“Focus”).  The assignment was completed in September and Focus issued one million common shares in its capital stock to the Company, and paid the Company US$50,000 cash.  Focus also granted to the Company a 1.5% net smelter return royalty on the property.

Focus has recently completed a 14 hole (3,548 meter) drill program at Nueva California in order to test for a near surface, bulk tonnage deposit.  Results to date have shown significant and potentially economic intercepts in several holes.  However, due to the complex structural geology, the mineralization is generally inconsistent and grades erratic between holes from the lower to the upper levels of the mine.  The most recent drilling has shown that viable drill targets exist to the south of the mine area.  Further geological interpretation is ongoing and Focus management will decide in due course regarding additional drilling to test the targets defined by the recent work.

No Resource or Reserve has been defined within the Nueva California Property.

Mexico

Tlacolula Property

The Tlacolula Property consists of one granted exploration concession, described as follows:

Name	Size (Hectares)	Expiry Date

Reduccion Tlacolula 2	12,642	November 21, 2057

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula Property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula Property to Fortuna Silver Mines Inc. (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common stock over 4 years.  The 12,000 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna's 100%-owned San Jose silver-gold development project.

No Resource or Reserve has been defined within the Tlacolula Property.

Canada – Yukon Territory

In the Yukon Territory, claims are granted for an initial period of one year and are extendable by filing assessment work or paying cash in lieu to the Yukon government equal to $105 per claim.  In 2009 and early 2010, the Company acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.

1.

Ten Mile Creek Property

During 2009, the Company acquired by staking and under option from a local prospector, a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.  Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soils sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 kilometers.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favorably with recent significant gold discoveries in the area.

In September 2009, the Company granted to Solomon Resources Inc. (“Solomon”) an option to earn a 50% interest in the Ten Mile Creek Property, in consideration of Solomon spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and one million shares over three years.  In late May 2010, Solomon announced that it was mobilizing field crews to the Yukon and arrangements were underway to barge the camp and exploration equipment up the Yukon River to the property.  Solomon’s 2010 exploration program is to consist of surface geological, geochemical and geophysical surveys, with the objective of refining diamond drill targets for August 2010.

No Resource or Reserve has been defined within the Ten Mile Creek Property.

2.

Snowcap Gold Project

Wesgold Minerals Inc. (“Wesgold”) has an option to earn a 60% interest in the Company's 100% owned Snowcap project in central Yukon.  Wesgold is a private B.C. company which is working towards a public listing on the TSX Venture Exchange.  In order to exercise its option, Wesgold must incur $1-million in exploration expenditures on the property and issue to the Company a total of one million Wesgold shares over a three year period.

Wesgold has completed a low-level, high-resolution, multisensor airborne geophysical survey to map lithological units, structure, and alteration zones at the Snowcap Gold Project at a cost of $110,000.  Target/anomaly selection is currently underway incorporating the results of this survey with the historic data.

Wesgold has also carried out a small deep soil sampling program to confirm and enhance gold and mercury soil anomalies identified in the 1980s.  The anomalies occur close to a complex sequence of chalcedonic tuffs and phreatic breccias with sinter clasts associated with Tertiary felsic volcanic centres along a 15-kilom-long structural trend.  Management of both the Company and Wesgold consider the known geological and geochemical setting as highly favourable for the location of low-sulphidation, structurally controlled, epithermal gold mineralization.

No Resource or Reserve has been defined within the Snowcap Gold Project.

Canada – Yukon Territory / USA - Alaska

Sixty Mile Project

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders in 2009 and early 2010, the Company has acquired interests in 584 claims in the Sixty Mile area of the Yukon Territory, Canada, as set out in the following map:

500000
505000
510000
515000
7105000
7100000
7095000
N
0
1
2
3
Kilometers
RADIUS
GOLD INC.
Sixty Mile Claims
Location: Yukon, Canada
UTM Zone: 7N
Datum: NAD 83
Scale: 1:75,381

As well, the Company located in April 2010 and recorded in May 2010, 30 mineral claims which are situate in western central Alaska adjacent to the Yukon Sixty Mile claim block and which form part of the Sixty Mile Project.  The Alaska claims are located approximately 80 km due west of Dawson, Yukon adjacent to the Alaska  - Yukon border.

The Sixty Mile claims cover the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

Gold in the Sixty Mile district was first discovered in 1892 when C. Miller staked claims on what was to become known as Miller Creek.  Placer gold mining has been continuous in the district since that time and is still active today.  The area was targeted by Kennecott in their Yukon-Alaska intrusion-related bulk tonnage gold program in the 1990s.  Kennecott conducted a property-wide reconnaissance soil and stream geochemical sampling program, geological mapping and a 640 line-km helicopter magnetic and radiometric survey.

The soil sampling defined several arsenic/gold anomalies, including a coherent 1.5 km x 2 km-diameter, gold-arsenic soil anomaly on the south side of lower Miller Creek.  Mechanized trenching at the accessible southern edge of this anomaly revealed easterly striking sheeted mesothermal quartz veins returning 1.6 g/t gold over a 13 meter interval.  Kennecott noted that the mineralization is very similar in style to that found in other metasediment-hosted granite-related porphyry gold systems within the Tintina Gold Belt and that additional work consisting of further soil sampling, trenching and drilling was required to delineate and define the anomaly. However, no further work has been conducted on the property by Kennecott or any other party.  The reader is cautioned that the Company has not yet completed sufficient work to verify the results contained in historic reports from the Sixty Mile area.

Commencing in late June 2010, the Company will carry out an airborne aeromagnetic and radiometric survey in conjunction with reconnaissance geological mapping and geochemical sampling with the goal of locating drill targets.  As well, auger drilling has started in the Sixty Mile river valley. A series of 10 auger hole profiles, with 25m spaced holes, is planned to test the bedrock beneath the placer workings in the Sixty Mile River bed.  The drilling will investigate historical gold results from very limited hardrock drilling conducted on one of the Sixty Mile claims by a previous operator.

Option Terms

Pursuant to the option agreements with various landowners, the Company can acquire a 100% interest in the properties by paying a total of $887,300 cash and issuing a total of $688,000 worth of shares by August 31, 2013.  The owners will retain NSR royalties ranging from 2.5% to 3.0%.

All work is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Exploration Manager.

No Resource or Reserve has been defined within the Sixty Mile Project.

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

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 18 to the Consolidated Financial Statements.

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

A.

Operating Results.

Critical Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States of America, except as explained in Note 18.  Changes in the Company’s accounting policies implemented since January 1, 2009 are detailed in Note 2(d) of the financial statements.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.  All of which were dissolved during the year ended December 31, 2009;

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

vi)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico and

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru on May 4, 2007.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.

d)

Mineral Properties and Change in Accounting Policy

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received. Management believes that this treatment provides a more relevant and consistent depiction of the asset base of the Company prior to establishing the economic feasibility of its resource base.

These changes have been applied retrospectively and the resulting restatements to amounts for the years ended December 31, 2008 and 2007 are as follows:

	As Previously reported December 31, 2008	Restatement	As Restated as at December 31, 2008
Mineral properties	$13,874,003	$(9,438,091)	$4,435,912
Future income tax liability	886,000	(701,000)	185,000
Deficit, opening	25,045,176	10,121,988	35,167,164
Exploration expenditures	-	3,655,231	3,655,231
Write-off of mineral properties	5,741,075	(5,591,128)	149,947
Income tax recovery (loss)	551,000	(551,000)	-
Basic and diluted loss per share	(0.12)		(0.09)
	As Previously reported December 31, 2007	Restatement	As Restated as at December 31, 2007
Deficit, opening	$22,220,517	$8,414,254	$30,634,771
Exploration expenditures	-	2,976,613	2,976,613
Write-off of mineral properties	784,879	(784,879)	-
Income Tax Recovery (loss)	(547,000)	484,000	(63,000)
Basic and diluted loss per share	(0.05)		(0.09)

Consistent with prior periods, mineral property acquisition costs are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.

Recoveries for option payments or shares received are recorded on receipt, as the payments or shares received under the agreement are made at the sole discretion of the optionee. Proceeds from the sale of minerals recovered during the exploration stage are recorded when title to the minerals passes, the proceeds are reasonably determinable and the collectability is assured.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as mineral property costs when the payments are made or received and the share issuances are recorded as mineral property costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the issuance date.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

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

For the years ended December 31, 2009, 2008 and 2007, potentially dilutive common shares (relating to options outstanding at year-end) totalling 4,270,000 (2008: 5,025,000; 2007: 5,150,000) were not included in the computation of loss per share because their effect was anti-dilutive.

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

i)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

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

At December 31, 2009 and 2008, the fair value of the mineral properties site restoration costs is not significant.

k)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

l)

Financial Instruments

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

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, all net of income taxes.  Cumulative changes in other comprehensive loss will be included in accumulated other comprehensive loss which will be presented as a separate category in shareholders’ equity.

m)

Value-added Taxes Recoverable

The Company incurred value-added taxes (“VAT”) in Mexico during the years ended December 31, 2009 and 2008 which relates to mineral property expenditures and other expenses.  Due to the uncertainty surrounding the collection, the Company has classified the amounts as long-term asset.  During the year ended December 31, 2009, the Company wrote-off the VAT in exploration expenditures.

n)

Adoption of New Accounting Pronouncements

Amendment to Financial Instruments – Disclosures

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1

–

Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

–

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3

–

Inputs that are not based on observable market data

The adoption of this standard is consistent with recent amendments to financial instrument disclosure standards in IFRS.  All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

Mining Exploration Costs

The AcSb issued EIC-174, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided by EIC-174 have been applied in the preparation of these consolidated financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, Emerging Issues Committee issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This guidance clarified that an entity’s own risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009.  The Company has evaluated the impact of EIC-173 on adoption and determined that no adjustments were required.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.    The adoption of this accounting policy had no impact on the financial statements.

Results of Operations

Year Ended December 31, 2009 compared to December 31, 2008

For the year ended December 31, 2009, the Company had a net loss before income taxes of $1,402,725 compared to $4,779,322 for the year ended December 31, 2008, a decrease of $3,376,597.  The primary reason for the difference was exploration expenditures which were $587,610 in 2009 compared to $3,655,231 in 2008, a decrease of $3,067,621.  In 2008, the Company had dropped several properties and scaled back exploration on its remaining properties in 2009.  During 2009, the Company’s joint venture partners on various properties continued to perform exploration activities as part of their option earn-in requirements.  Write-offs of acquisition costs in the current year totalled $224,110 compared to $149,947 in 2008, an increase of $74,163.  The majority of the current year write-off was due to the dropping of the Rubi property in Peru.

The total investment and other income earned in 2009 was $49,405 compared to $179,789 for 2008, a decrease of $130,384.  This was the result of investments periodically being liquidated to provide operating cash flow.

The Company recorded a future income tax recovery of $192,000 in 2009 but no such income or expense was recorded in 2008.

General and administrative expenses for the year ended December 31, 2009 were $671,496 compared to $1,123,938 for the year ended December 31, 2008, a decrease of $452,442.  The Company’s efforts to reduce costs in the previous fiscal year in conjunction with a decrease of $162,793 in non-cash compensation charges are the reasons for the overall decrease in corporate expenses.  All other general and administrative costs, with the exception of legal and accounting fees, decreased as well.  Besides non-cash compensation charge reductions, other notable reductions were $92,566 in salaries and wages, $58,301 in travel and accommodation, $39,198 in public relations, and $28,694 in consulting.

Year Ended December 31, 2008 compared to December 31, 2007*

For the fiscal year ended December 31, 2008, the Company had a consolidated net loss before income taxes of $4,779,322 compared to $4,469,393 for the fiscal year ended December 31, 2007.  The primary reasons for the increase were an increase in exploration expenditures of $678,618 and  mineral property write-offs of $149,947.  The Company had dropped numerous properties that it was no longer interested in and wrote down three of its existing properties to better reflect their carrying cost.  The Company experienced a loss on the sale of marketable securities in 2008 totalling $86,145($130,389 in 2007) which was due in part to the global economic crisis.  The total investment and other income earned in 2008 was $179,789 compared to $458,584 for 2007, a decrease of approximately 60%.  The decrease was mostly due to investments continually being liquidated to provide operating cash flow.

The Company recorded no future income tax recovery or expense in 2008 compared to a future income tax expense of $63,000 in 2007.

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

Year Ended December 31, 2007 compared to December 31, 2006*

For the fiscal year ended December 31, 2007, the Company had a consolidated net loss before income taxes of $4,469,393 compared to $4,000,469 for the fiscal year ended December 31, 2006.  Corporate expenses (not including amortization, stock-based compensation and Other Expenses) in 2007 were slightly greater than the 2006 corporate expenses.  Categories of corporate expenses which were significantly greater in 2007 are office, salaries and travel.  The total interest income earned in 2007 is approximately 30% less than in 2006, due to investments which matured during 2007.

* Future income tax recovery or expenses and net income before taxes have been restated to reflect the mineral property accounting policy change implemented in 2009 whereby exploration expenditures are now expensed and acquisition costs remain capitalized.

Mineral Properties

Year Ended December 31, 2009

During the year ended December 31, 2009, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $271,039 on exploration, including $97,947 for licences, rights and taxes and $66,293 for geological consulting.

Mexico - $38,332 on exploration, including $10,876 for licences, rights and taxes, $10,318 for legal and accounting, and $7,600 for salaries.  An additional $37,308 was charged to exploration costs for value-added taxes that are not expected to be refunded.

Guatemala - $125,298 on exploration, including $34,952 for salaries, $27,607 for geological consulting, and $21,908 for legal and accounting.

Peru - $62,059 on acquisition costs and $51,493 on exploration, including $21,719 for geological consulting, $19,916 for legal and accounting, and $7,600 for salaries.  Due to the Company deciding, along with its joint venture partner, to terminate its option in the Rubi property, the Company wrote off a total $210,566 in acquisition costs.  The $62,059 in acquisition costs were recovered when the Company’s option in the Nueva California Property was assigned to Focus.

Canada (Yukon) - $183,313 on acquisition costs and $115,968 on exploration, including $44,275 for transportation and accommodation, $44,132 for geological consulting, and $15,627 for geochemistry.  Of the $183,313 in acquisition costs, $86,883 was recovered in the form shares received for farm-out agreements, $14,640 was recovered in cash from the sale of properties and $13,544 was written off.  Of the $115,968 in exploration costs, $51,828 was recovered in the form of shares received for a farm-out agreement.

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

Peru - $36,817 on acquisition costs and $467,878 on exploration, including $148,062 for geological consulting, $74,282 for other consulting, $54,578 for licences, rights and taxes, $42,205 for legal and accounting, and $38,068 for salaries.  Acquisition costs of $36,817 were written-off during the year for properties that were dropped.

Ecuador – $41,822 on exploration, including $25,093 for public relations and $16,729 for licences, rights and taxes.  Acquisition costs of $113,130 were written-off during the year for the Cerro Colorado property.

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

Per Share Losses

Both the net losses and losses per share decreased significantly from fiscal 2008 to 2009.  This was the result of significantly lower exploration activity and reduced general administrative expenses. Both the net losses and the losses per share increased from the fiscal 2007 to 2008 due mainly to an increase in exploration expenditures.  As the Company’s weighted average number of shares has not changed significantly over the past three years, the loss per share has changed proportionately with the changes in the net losses from 2007 to 2009.

B.

Liquidity and Capital Resources

Outlook

For the fiscal year ended December 31, 2009, the Company’s auditor’s have expressed a “going concern opinion” as the Company had not yet achieved profitable operations, has accumulated losses of $41,157,211 since inception, and is expected to incur further losses in the development of its business.  However, since the end of the fiscal year, the Company completed a private placement of 13 million units at $0.35 per unit, for gross proceeds of $4.55 million to fund general operating costs and exploration programs.  As well, the Company completed a private placement of 5,606,143 flow-through shares at $0.45 per share, for proceeds of approximately $2.52 million.  These flow-through funds are restricted to Canadian flow-through eligible expenditures and intended to be spent on exploration of the Company’s Sixty Mile Property, Yukon.  As a result of the foregoing financings, the Company expects its current capital resources to be sufficient to cover its operating costs for the next twelve months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Year ended December 31, 2009 compared to December 31, 2008

The Company’s cash and marketable securities decreased from approximately $2.26 million at December 31, 2008 to $2.21 million at December 31, 2009.  Working capital at December 31, 2009 was $2.30 million compared to $2.37 million at December 31, 2008.  The Company’s working capital was bolstered in 2009 due to the Company receiving 1,000,000 shares of Focus as per the Nueva California property option assignment to Focus and 500,000 shares of Solomon through the optioning of the Company’s Ten Mile Creek Property.  The Company is holding these shares as marketable securities.  As at December 31, 2009 the Focus shares had a value of $1,030,000 but as of April 29, 2010 the value was $450,000.    As at December 31, 2009 the Solomon shares had a value of $130,000 and as at April 29, 2010 the value was $132,500.

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

E.

Off-balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2009 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	1st year	2nd year	3rd year	4th year	5th year
Long-Term Debt Obligations	0	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0	0
Operating Lease Obligations(1)	$281,141	$146,682	$134,459	0	0	0
Purchase Obligations	0	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0	0	0	0	0	0
Total	$281,141	$146,682	$134,459	0	0	0

(1)

Amount indicated is the office rent lease for the Company’s head office in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

H.

Share Issuance

The following table summarizes share issuances by the Company during the past five years:

Year	Type of Transaction	No. of Shares	Price per Share	Total Consideration

2009	N/A

2008	N/A

2007	Stock Option Exercises	12,500	$0.56	$7,000
	Property Agreements	50,000	$0.58	$29,000
	Property Agreements	100,000	$0.64	$64,000

2006	Stock Option Exercises	75,000	$0.68	$51,000

2005	Stock Option Exercises	40,000	$0.90	$36,000
	Stock Option Exercises	50,000	$0.99	$49,500
	Stock Option Exercises	35,000	$1.00	$35,000
	Stock Option Exercises	37,800	$1.30	$49,140
	Warrant Exercises	57,000	$1.50	$85,500

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of June 17, 2010 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Vancouver, BC, Canada	Director, President and Chief Executive Officer	September 30, 1997
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
Ralph Rushton Vancouver, BC, Canada	Director & Vice-President, Corporate Development	May 2, 2003
Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
Craig Bow Beulah, Colorado, USA	Director	January 28, 2006 (previously a director of Radius Explorations Ltd. from July 17, 2001 to July 1, 2004)
Kevin Bales North Vancouver, BC, Canada	Chief Financial Officer	July 23, 2009
David Cass Vancouver, BC, Canada	Vice-President, Exploration	May 8, 2007
Tim Osler Vancouver, BC, Canada	Secretary	May 7, 1998

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway, Age 61 – President, Chief Executive Officer and Director

Mr. Simon Ridgway is an exploration financier with 18 years’ experience financing and managing exploration companies operating in North, Central and South America.  Mr. Ridgway began his career prospecting for gold in the Yukon Territory where he learned the value added approach of grass roots exploration.  A firm believer in the gold potential of Central America, his practical, low cost approach to exploration management has led to major discoveries in Honduras and Guatemala.  He is a director of Emerick Resources Corp., Focus Ventures Ltd. and Fortuna Silver Mines Inc., all  publicly-traded resource companies.

Mario Szotlender, Age 49 - Director

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

He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he also was President.  Mr. Szotlender is a Director of Endeavour Silver Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc. and Magellan Minerals Ltd., all publicly-trade resource companies  He also consults to other public companies, and to several private exploration companies.

Ralph Rushton, Age 47 – Vice President, Corporate Development and Director

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver. With 14 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe, Mr. Rushton’s current responsibilities include corporate development work and investor relations, and maintaining the Company’s links with senior mining companies.  He is also a director of Emerick Resources Corp., a publicly-traded resource company.

Bradford Cooke, Age 55 - Director

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

Craig Bow, Age 60 - Director

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

Kevin Bales, Age 43 – Chief Financial Officer

Mr. Bales has 15 years of financial reporting experience in mining and information technology industries.  He currently serves as Chief Financial Officer for several public junior exploration companies with operations in Canada, the United States, Central America and South America.  Mr. Bales holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also CFO of Emerick Resources Corp., Focus Ventures Ltd., Iron Creek Resources Corp. and Western Pacific Resources Corp., all publicly-traded resource companies.

David Cass, Age 44 – Vice-President, Exploration

Mr. David Cass, MSc. (Mineral Exploration and Mining Geology), has 20 years’ international exploration and mining industry experience and is fluent in Spanish.  He spent 15 years with Anglo American, including 6 years as Exploration Manager North America, and four years managing Anglo’s programs in Peru.  Mr. Cass is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Fellow of the Society of Economic Geologists.  He is also a Director of Focus Ventures Ltd., a publicly-traded resource company.

Tim Osler, Age 58 - Secretary

Mr. Tim Osler, B.Sc., owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently producing.  Mr. Osler is currently a director of Focus Ventures Ltd. and Iron Creek Capital Corp., both publicly-traded resource companies.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation.

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2009, the Company paid to its executive officers the following amounts:

Name	Position	Amount

Simon Ridgway (1)	President & Chief Executive Officer	$ 60,000
Kevin Bales	Chief Financial Officer	$ 11,692
Ralph Rushton	Vice-President, Corporate Development	$ 31,932
David Cass (2)	Vice-President, Exploration	$ 30,000

(1)

Paid to Mill Street Services Ltd, a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

Paid to Condor Pacific Consulting Inc., a private company owned by David Cass and his wife.

The Company did not grant any stock options to its executive officers during the fiscal year ended December 31, 2009.

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of June 17, 2010 by the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	280,000 300,000 200,000 780,000	$0.70 $0.56 $0.29	February 21, 2011 September 5, 2012 January 8, 2020
Mario Szotlender	180,000 100,000 125,000 405,000	$0.70 $0.56 $0.29	February 21, 2011 September 5, 2012 January 8, 2020
Ralph Rushton	250,000 150,000 200,000 600,000	$0.70 $0.56 $0.29	February 21, 2011 September 5, 2012 January 8, 2020
Bradford Cooke	150,000 100,000 125,000 375,000	$0.70 $0.56 $0.29	February 21, 2011 September 5, 2012 January 8, 2020
Craig Bow	150,000 100,000 125,000 375,000	$0.70 $0.56 $0.29	February 21, 2011 September 5, 2012 January 8, 2020
Kevin Bales	50,000 150,000 200,000	$0.26 $0.29	May 5, 2013 January 8, 2020
David Cass	500,000	$0.52	April 16, 2012
Tim Osler	100,000 50,000 50,000 200,000	$0.70 $0.56 $0.29	February 21, 2011 September 5, 2012 January 8, 2020
TOTAL:	3,435,000

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held no later than October 23, 2010.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee of the Company is comprised of Mario Szotlender, Bradford Cooke and Craig Bow, all of whom are “independent” and “financially literate”.  The Audit Committee Charter provides that the primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

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

Compensation Committee

The Compensation Committee of the Company is comprised of Mario Szotlender, Bradford Cooke and Craig Bow, both of whom are “unrelated” and “independent”.  The Compensation Committee Charter provides that the function of the Compensation Committee is to assist the Board in discharging its oversight responsibilities relating to compensation, including the compensation of key senior management employees of the Company.

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

D.

Employees.

As at December 31, 2009, the Company had 13 employees, 8 in the Vancouver office and 5 in Guatemala and Nicaragua.  11 employees provide administrative services and two employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of June 17, 2010, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage of Class(1)
Common	Simon Ridgway Vancouver, BC	3,842,952 (2)	5.18%
Common	Mario Szotlender Caracas, Venezuela	2,113,231 (3)	2.87%
Common	Ralph Rushton Vancouver, BC	683,500(4)	0.93%
Common	Bradford Cooke North Vancouver, BC	510,000(5)	0.70%
Common	Craig Bow Beulah, Colorado, USA	375,000(6)	0.51%
Common	Kevin Bales Delta, BC	200,000(7)	0.27%
Common	David Cass Vancouver, BC	500,000(8)	0.68%
Common	Tim Osler Vancouver, BC	648,845(9)	1.89%
Common	All Directors and Senior Management as a group (8 individuals)	8,873,528	11.50%

(1)

Based on 72,964,391 shares outstanding as at June 17, 2010, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

1,280,000 of these shares represent currently exercisable warrants and stock options.  607,640 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

(3)

619,285 of these shares represent currently exercisable warrants and stock options.

(4)

600,000 of these shares represent currently exercisable stock options.

(5)

400,000 of these shares represent currently exercisable warrants and stock options.

(6)

All of these shares represent currently exercisable stock options.

(7)

All of these shares represent currently exercisable stock options.

(8)

All of these shares represent currently exercisable stock options.

(9)

200,000 of these shares represent currently exercisable stock options.

Stock Option Plan

In January 2010, the Company established a Director and Employee Stock Option Plan, the material terms of which are as follows:

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

4.

the minimum exercise price of an option cannot be less than the Market Price (as defined by the TSX Venture Exchange) of the Company’s shares;

5.

options will be granted for a period of up to 10 years;

6.

options are non-assignable and non-transferable; and

7.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

As at June 17, 2010, there were 5,270,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares.  To the best of the Company’s knowledge, as of June 17, 2010 there are no major shareholders in the Company.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of June 17, 2010, there were 72,964,391 shares of the Company outstanding, of which approximately 2,107 U.S. holders of record or beneficial holders, held a total of 7,906,441 shares (10.8%).  The number of beneficial holders was determined based on a review of the number of holders represented by Broadridge Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

The Company and PilaGold Inc. amalgamated and continued as one company pursuant to the provisions of the British Columbia Business Corporations Act on July 1, 2004.  Certain of the directors and officers of the Company were directors, officers and/or shareholders of PilaGold Inc.

Effective as at the Amalgamation date of July 1, 2004, the Company agreed to pay to Mill Street Services Ltd. $16,000 per month for Mr. Ridgway’s services as President of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  During 2009, Mill Street billed portions of this fee to other public companies of which Mr. Ridgway is a director for his services rendered to those companies and the portion billed to the Company was $5,000 per month.

During the fiscal year ended December 31, 2009, the Company paid an aggregate of $212,564 to officers and companies which have common directors with the Company for consulting, management and administrative fees.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  In early 2008, the Company’s auditor, Amisano Hanson, was acquired by BDO Canada LLP, Chartered Accountants, which continued at the Company’s auditor.  An auditors’ report of BDO Canada LLP with respect to the fiscal years ended December 31, 2009, 2008 and 2007 and the balance sheets as at December 31, 2009, 2008 and 2007, are included herein immediately preceding the consolidated financial statements.

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

Effective October 4, 2002, the Company began trading on the Regulated Unofficial Market of the Frankfurt Stock Exchange under the trading symbol RE1.  The Company has the German Security ID number of 725224.

Effective December 22, 2004, the Company’s shares began trading on the U.S. Over-the-Counter Bulletin Board (“OTCBB”) under the trading symbol RDUFF.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSXV and the OTCBB for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2010 fiscal year, and (c) for each of the six months from December 2009 to May 2010.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
2009	$0.28	$0.09	$0.33	$0.06
2008	$0.58	$0.04	$0.57	$0.02
2007	$0.78	$0.39	$0.77	$0.36
2006	$0.95	$0.31	$0.86	$0.28
2005	$1.69	$0.51	$1.45	$0.40

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2010
Period Ended	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
March 31, 2010	$0.46	$0.20	$0.43	$0.17
December 31, 2009	$0.28	$0.18	$0.27	$0.15
September 30, 2009	$0.24	$0.14	$0.33	$0.11
June 30, 2009	$0.28	$0.15	$0.27	$0.08
March 31, 2009	$0.22	$0.09	$0.17	$0.06
December 31, 2008	$0.13	$0.04	$0.10	$0.02
September 30, 2008	$0.32	$0.07	$0.45	$0.05
June 30, 2008	$0.36	$0.25	$0.40	$0.22
March 31, 2008	$0.58	$0.35	$0.57	$0.31

High and Low Prices for the Most Recent Six Months
	TSXV (CAD$)		OTCBB (US$)
Period	High	Low	High	Low
May 2010	$0.41	$0.33	$0.41	$0.28
April 2010	$0.39	$0.32	$0.39	$0.30
March 2010	$0.42	$0.34	$0.42	$0.33
February 2010	$0.42	$0.29	$0.38	$0.27
January 2010	$0.46	$0.20	$0.43	$0.17
December 2009	$0.28	$0.20	$0.27	$0.16

On June 17, 2010, the closing price of the Common Shares was $0. 315 per Common Share on TSXV and US$0.30 per Common Share on the OTCBB.  During the last three years, the Common Shares have not been subject to any trading suspensions.

B.

Plan of Distribution.

Not Applicable

C.

Markets.

The Company’s shares were listed and posted for trading on the TSX Venture Exchange (the “TSXV”) (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV.  The TSXV trading symbol is RDU.

Effective October 4, 2002, the Company’s shares began trading on the Regulated Unofficial Market of the Frankfurt Stock Exchange under the trading symbol RE1.  The Company has the German Security ID number of 725224.

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

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009.  Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

As at December 31, 2009, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

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

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

The Company has not identified an Audit Committee Financial Expert among the three directors currently serving on the audit committee.  The current members are Mario Szotlender, Bradford Cooke and Craig Bow. All three members have extensive experience as officers and directors of public mineral exploration companies, and as a result, are financially literate and have an understanding of internal controls and procedures.

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

Item 16C.

Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, has served as the Company’s principal accountant since January 9, 2004.  In early 2008, Amisano Hanson was acquired by BDO Canada LLP, Chartered Accountants, which continued as the Company’s auditors.  The chart below sets forth the total amounts billed the Company by BDO Canada LLP during the Company’s fiscal years ended December 31, 2009 and 2008, and breaks down these amounts by category of service:

	Years ended December 31
	2009	2008
Audit:	$78,849	$52,807
Audit Related:	$3,000	$13,198
Tax (tax return preparation)	$2,500	$2,750
All Other Fees	551	0
Total	$84,900	$68,755

“Audit” is the aggregate amount billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2009, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

PART II

Item 17.

Financial Statements.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 18 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of BDO Canada LLP, Chartered Accountants, and the comments by auditors for U.S. readers on Canada – U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

Item 18.

Financial Statements.

Not Applicable

Item 19.

Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Report of Independent Registered Public Accounting Firm of BDO Canada LLP, Chartered Accountants
- Consolidated Balance Sheets as at December 31, 2009 and 2008
- Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Deficit and Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
- Consolidated Schedule of Mineral Properties Costs for the years ended December 31, 2009 and 2008
- Consolidated Schedule of Exploration Expenditures for the year ended December 31, 2009
- Consolidated Schedule of Exploration Expenditures for the year ended December 31, 2008
- Consolidated Schedule of Exploration Expenditures for the year ended December 31, 2007
- Notes to the Consolidated Financial Statements of the Company for the years ended December 31, 2009 and 2008

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1 (1)	Certificate of Amalgamation and Articles of the Company dated July 1, 2004.
4 (2)	Agreement dated June 2, 2008 between the Company and Kappes, Cassiday & Associates.
4	Agreement dated December 23, 2009 between the Company and B2Gold Corp.
8 (3)	List of Subsidiaries
18	Letter Regarding Accounting Policy Change
31.1	Section 302 Certification of the President, C.E.O. and C.F.O.
32.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated July 13, 2005.

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated May 27, 2009.

(3)

See Item 4, Organizational Structure, herein.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of,

Radius Gold Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Radius Gold Inc. (An Exploration Stage Company) as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009, in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
April 27, 2010 except as for Note 16 which is dated as of June 25, 2010

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA – UNITED STATES REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated April 27, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
April 27, 2010 except as for Note 16 which is dated as of June 25, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(Expressed in Canadian Dollars)
		(Restated – Note 2)
	2009	2008
ASSETS

CURRENT
Cash and cash equivalents	$ 499,266	$ 772,989
Marketable securities and investments (Note 4)	1,715,650	1,486,139
Advances and other receivables (Note 7)	111,706	96,683
GST receivable	9,945	10,399
Due from related parties (Note 7)	152,948	168,877
Prepaid expenses and deposits	52,829	60,697
	2,542,344	2,595,784

LONG-TERM DEPOSITS	23,881	22,063
VAT RECOVERABLE	-	39,945
PROPERTY AND EQUIPMENT (Note 5)	183,220	245,559
MINERAL PROPERTIES (Schedule and Notes 6, 7 and 16)	4,293,592	4,435,912
	$ 7,043,037	$ 7,339,263

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 7)	$ 246,549	$ 227,480
FUTURE INCOME TAX LIABILITY (Note 13)	122,000	185,000
	368,549	412,480

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	42,587,194	42,587,194
CONTRIBUTED SURPLUS (Note 8)	4,332,232	4,329,806
DEFICIT	(41,157,211)	(39,946,486)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 11)	912,273	(43,731)
	6,674,488	6,926,783
	$ 7,043,037	$ 7,339,263

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Commitments (Notes 6, 8 and 12)

Subsequent Event (Notes 6 and 16)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                                     , Director

     “Mario Szotlender”                         , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)
		(Restated – Note 2)	(Restated – Note 2)
	2009	2008	2007

EXPLORATION EXPENDITURES (Schedule)	$ 587,610	$ 3,655,231	$ 2,976,613

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	54,540	88,609	62,097
Consulting fees (Note 7)	40,652	69,346	54,112
Donations	-	772	998
Legal and accounting fees	126,842	107,910	64,405
Management fees and salaries (Note 7)	60,000	60,000	60,000
Non-cash compensation charge (Note 8)	2,426	165,219	722,225
Office and miscellaneous	44,779	66,651	68,612
Public relations	43,822	83,020	113,770
Rent and utilities	32,923	39,703	24,358
Repair and maintenance	9,817	25,206	11,469
Salaries and wages (Note 7)	182,486	275,052	179,817
Telephone and fax	12,818	23,269	15,876
Transfer agent and regulatory fees	15,091	15,580	19,891
Travel and accommodation	45,300	103,601	81,849
	671,496	1,123,938	1,479,479
Loss before other items	(1,259,106)	(4,779,169)	(4,456,092)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	(46,477)	106,022	(310,141)
Loss on uncollectible receivable	-	-	(22,172)
Gain on sale of properties (Note 6)	7,649	-	-
Gain (loss) on disposal of property and equipment	56,908	(31,520)	(9,183)
Gain (loss) on sale of marketable securities	16,045	(86,145)	(130,389)
Investment income (net)	49,405	179,789	371,716
Other income	-	-	86,868
Write-off of prepaid expenses and deposits	(3,039)	(18,352)	-
Write-off of mineral properties costs	(224,110)	(149,947)	-
Loss before income taxes	(1,402,725)	(4,779,322)	(4,469,393)
Future income tax recovery (expense) (Note 13)	192,000	-	(63,000)
Net loss for the year	$ (1,210,725)	$ (4,779,322)	$ (4,532,393)

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.09)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,548,488	53,548,488	53,425,577

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)
		(Restated – Note 2)	(Restated – Note 2)
	2009	2008	2007
Deficit - beginning of the year
As previously reported	$ (39,946,486)	$ (25,045,176)	$ (22,220,517)
Prior period adjustments (Note 2)	-	(10,121,988)	(8,414,254)
As restated	(39,946,486)	(35,167,164)	(30,634,771)

Net loss for the year	(1,210,725)	(4,779,322)	(4,532,393)
Deficit - end of the year	$ (41,157,211)	$ (39,946,486)	$ (35,167,164)

Net Loss	(1,210,725)	(4,779,322)	(4,532,393)

Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale marketable securities	956,004	(8,692)	(71,475)
COMPREHENSIVE LOSS	$ (254,721)	$ (4,788,014)	$ (4,603,868)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)
		(Restated – Note 2)	(Restated – Note 2)
	2009	2008	2007
OPERATING ACTIVITIES
Net loss for the year	$ (1,210,725)	$ (4,779,322)	$ (4,532,393)
Items not involving cash:
Loss on uncollectible receivables	-	-	22,172
Amortization	54,540	88,609	62,097
Loss (gain) from disposal of property and equipment	(56,908)	31,520	9,183
Gain on sale of properties	(7,649)	-	-
Unrealized foreign exchange	(61,078)	(8,494)	(109,490)
Settlement of severance payment	-	4,936	-
Write-off of prepaid expenses and deposits	3,039	18,352	-
Write-off of mineral properties costs	224,110	149,947	-
Write- off of VAT receivable	36,329	-	-
(Gain) loss on disposal of investments	(16,045)	86,145	-
Future income tax expense (recovery)	(192,000)	-	63,000
Non-cash compensation charge	2,426	165,219	722,225
	(1,223,961)	(4,243,088)	(3,763,206)
Changes in non-cash working capital items:
Advances and other receivables	(21,577)	(32,729)	742,360
GST receivable	454	17,520	(14,231)
Prepaid expenses	(3,400)	(12,237)	(7,504)
Accounts payable and accrued liabilities	22,732	(44,354)	236,121
	(1,225,752)	(4,314,888)	(2,806,460)
FINANCING ACTIVITIES
Due to related parties	-	-	(10,510)
Proceeds on issuance of common shares, net	-	-	7,000
	-	-	(3,510)
INVESTING ACTIVITIES
Purchase of marketable securities and investments	-	(2,929,277)	(230,863)
Due from related parties	221,281	(118,379)	97,372
Expenditures on mineral property acquisition costs	(245,372)	(123,528)	(151,265)
Proceeds from sale of mineral properties	92,059	-	-
VAT recoverable	-	(19,067)	-
Proceeds from sale of assets	58,441	47,520	67,846
Proceeds from sale of marketable securities and investments	871,538	5,972,395	4,595,619
Purchase of property and equipment	(14,246)	(149,460)	(98,052)
	983,702	2,680,204	4,280,657
Foreign exchange on opening cash and cash equivalents	(31,673)	29,159	(25,870)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR	(273,723)	(1,605,525)	1,444,817
Cash and cash equivalents - beginning of year	772,989	2,378,514	933,697
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 499,266	$ 772,989	$ 2,378,514

Supplemental cash flow information - Note 9

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in Canadian Dollars)

					Year Ended
					December 31,
	Guatemala	Nicaragua	Peru	Canada	2009
BALANCE - BEGINNING OF YEAR	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912
Shares	-	-	-	-	-
Cash	-	-	62,059	183,313	245,372
	-	-	62,059	183,313	245,372
Acquisition costs recovered	-	-	(62,059)	(101,523)	(163,582)
Write-off acquisition costs	-	-	(210,566)	(13,544)	(224,110)
BALANCE - END OF YEAR	$ 4,142,864	$ 82,482	$ -	$ 68,246	$ 4,293,592

					Year Ended
					December 31,
	Guatemala	Nicaragua	Peru	Ecuador	2008
BALANCE - BEGINNING OF YEAR	$ 4,142,864	$ 82,482	$ 210,566	$ 113,130	$ 4,549,042
Shares	-	-	-	-	-
Cash	-	-	36,817	-	36,817
	-	-	36,817	-	36,817
Write-off acquisition costs	-	-	(36,817)	(113,130)	(149,947)
BALANCE - END OF YEAR	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2009
(Expressed in Canadian Dollars)
	Guatemala		Nicaragua		Mexico		Peru		Canada	Year Ended
	General	Mineral	General	Mineral	General	Mineral	General	Mineral	Mineral	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Concessions	2009
Automobile	$ 49	$ 2,591	$ 281	$ 3,024	$ 1,807	$ -	$ -	$ -	$ -	$ 7,752
Camp, food and supplies	551	1,778	-	10,499	129	-	-	-	-	12,957
Drafting, maps and printing	15	56	-	216	-	-	-	44	102	433
Exploration administration	1,607	1,912	-	8,303	35	-	-	454	51	12,362
Foreign Exchange	26	11	-	826	400	-	-	-	-	1,263
Environment	-	-	-	20	-	-	-	-	-	20
Geochemistry	-	-	-	1,952	1,428	-	-	-	15,627	19,007
Geological consulting (Note 7)	6,094	21,513	59,494	6,799	2,876	-	21,613	106	44,132	162,627
Other consulting	54	58	-	8,485	-	-	1,490	-	1,038	11,125
Legal and accounting	21,552	356	-	15,329	10,318	-	13,857	6,059	-	67,471
Licenses, rights and taxes	-	4,674	-	97,947	6	10,870	-	270	1,818	115,585
Linecutting & trenching	7	-	-	338	-	-	-	-	7,951	8,296
Materials	19	1,278	-	(852)	-	-	-	-	-	445
Maintenance	745	733	-	1,489	-	-	-	-	-	2,967
Miscellaneous	411	-	-	871	35	-	-	-	-	1,317
Medical expenses	4,141	1,318	1,932	1,539	1,145	-	-	-	-	10,075
Public relations	3,069	-	-	146	-	-	-	-	-	3,215
Rent and utilities	4,504	2,284	1,593	12,794	-	-	-	-	-	21,175
Rental equipment	-	-	-	-	-	-	-	-	925	925
Salaries and wages (Note 7)	26,010	8,942	7,834	6,606	7,600	-	7,600	-	-	64,592
Shipping	252	86	-	2,336	953	-	-	-	10	3,637
Telephone and communications	1,112	157	141	8,204	563	-	-	-	39	10,216
Travel and accommodation	5,874	1,459	224	12,669	167	-	-	-	44,275	64,668
Write-off of Value-added Taxes	-	-	-	-	37,308	-	-	-	-	37,308
	76,092	49,206	71,499	199,540	64,770	10,870	44,560	6,933	115,968	639,438
Expenditures recovered	-	-	-	-	-	-	-	-	(51,828)	(51,828)
BALANCE - END OF YEAR	$ 76,092	$ 49,206	$ 71,499	$ 199,540	$ 64,770	$ 10,870	$ 44,560	$ 6,933	$ 64,140	$ 587,610

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2008
(Expressed in Canadian Dollars)
	Guatemala		Nicaragua		Mexico		Peru		Canada	Year Ended
	General	Mineral	General	Mineral	General	Mineral	General	Mineral	General	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	2008
Property Payment/Investigation	$ -	$ 705	$ -	$ 2,150	$ -	$ -	$ -	$ 1,766	$ -	$ 4,621
Automobile	70	3,660	5,136	118,021	16,560	1,351	17,043	2,836	-	164,677
Camp, food and supplies	99	3,804	16,288	103,367	15,281	3,733	4,726	833	-	148,131
Drafting, maps and printing	15	72	115	1,780	1,767	64	6,389	628	-	10,830
Drilling	-	-	-	416,555	-	-	-	-	-	416,555
Exploration administration	2,301	1,258	1,470	16,334	562	731	14,645	1,178	-	38,479
Foreign Exchange	6	(46)	179	2,099	863	5	(1,622)	1,634	-	3,118
Environment	-	-	-	47,462	-	-	-	-	-	47,462
Geochemistry	-	5,822	25,011	186,427	26,145	15,088	10,143	3,782	-	272,418
Geological consulting (Note 7)	-	34,581	91,994	384,135	169,574	48,258	144,722	3,340	-	876,604
Other consulting	3,972	4,964	6,420	49,167	18,682	27,065	40,217	34,065	-	184,552
Legal and accounting	82	2,780	1,467	42,600	34,908	-	35,630	6,575	-	124,042
Licenses, rights and taxes	2,048	19,995	4,506	105,202	742	119,120	12,090	42,488	16,729	322,920
Linecutting & trenching	261	366	3,668	38,492	3,313	1,720	441	100	-	48,361
Materials	44	280	547	53,849	1,097	119	1,917	209	-	58,062
Maintenance	347	1,019	864	31,892	857	254	5,199	261	-	40,693
Miscellaneous	32	1,958	292	3,631	358	306	1,344	109	-	8,030
Medical expenses	1,610	3,170	1,411	18,421	3,618	344	2,876	2	-	31,452
Public relations	-	-	1,173	151,556	803	-	-	-	25,093	178,625
Road building	-	-	-	15,808	-	-	-	-	-	15,808
Rent and utilities	2,661	17,807	411	51,366	6,109	931	9,088	1,021	-	89,394
Rental equipment	-	-	-	2,484	425	-	-	-	-	2,909
Salaries and wages (Note 7)	-	28,232	14,235	256,069	27,863	-	38,068	-	-	364,467
Shipping	67	121	8,149	20,808	3,910	613	2,554	5	-	36,227
Telephone and communications	337	1,841	914	33,438	3,843	522	4,450	119	-	45,464
Travel and accommodation	82	1,357	12,304	53,803	31,739	5,038	15,982	1,025	-	121,330
BALANCE - END OF YEAR	$ 14,034	$ 133,746	$ 196,554	$ 2,206,916	$ 369,019	$ 225,262	$ 365,902	$ 101,976	$ 41,822	$ 3,655,231

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2007
(Expressed in Canadian Dollars)
	Guatemala	Nicaragua		Mexico		Peru		Ecuador	Other	Year Ended
	Mineral	General	Mineral	General	Mineral	General	Mineral	Cerro	General	December 31,
	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Colorado	Exploration	2007
Property Payment/Investigation	$ 23,060	$ -	$ 1,809	$ -	$ -	$ -	$ 16,135	$ 6,750	$ -	$ 47,754
Automobile	9,970	10	91,505	10,197	11,884	2,426	17,957	-		143,949
Camp, food and supplies	12,761	2,294	65,738	8,618	9,034	542	4,716	805		104,508
Drafting, maps and printing	184	-	1,943	2,260	4,157	162	451	-		9,157
Exploration administration	5,508	-	25,908	1,279	1,279	1,955	3,375	-		39,299
Environment	-	-	14,219	-	-	2,501	-	-		16,720
Geochemistry	6,614	6,085	32,824	19,980	19,980	3,077	13,579	-		102,139
Geological consulting (Note 7)	67,918	41,493	277,810	130,571	163,770	77,303	58,330	8,574	554	826,323
Other consulting	23,004	-	102,330	12,731	15,243	24,136	102,781	-		280,226
Legal and accounting	8,311	-	31,868	18,397	20,522	10,034	9,661	-		98,793
Licenses, rights and taxes	13,882	-	86,576	14,582	97,776	3,233	2,362	-		218,412
Linecutting and trenching	22,317	-	27,260	2,034	3,607	-	850	-		56,068
Underground development	423,769	-	-	-	-	-	-	-		423,769
Materials	8,983	-	26,370	753	765	1,335	6,191	-		44,397
Maintenance	2,840	-	18,299	430	456	-	382	-		22,407
Miscellaneous	3,239	-	2,626	343	917	60	438	-		7,623
Medical expenses	6,890	456	11,816	3,045	3,421	262	37	-		25,927
Road building	-	-	11,265	-	-	-	-	-		11,265
Rent and utilities	31,090	-	35,629	4,561	4,561	-	-	-		75,840
Rental equipment	748	-	6,762	90	90	-	-	-		7,690
Salaries and wages	43,660	8,084	126,277	12,040	12,040	2,419	-	-		204,520
Shipping	3,613	1,658	9,873	3,199	3,641	906	336	-		23,226
Telephone and communications	5,917	870	24,727	3,636	3,636	177	261	-		39,223
Travel and accommodation	18,593	2,548	55,553	15,863	15,870	27,123	8,575	3,253	-	147,378
BALANCE - END OF YEAR	$ 742,866	$ 63,498	$ 1,088,987	$ 264,609	$ 392,649	$ 157,651	$ 246,417	$ 19,382	$ 554	$ 2,976,613

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

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

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $41,157,211 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

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

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.  All of which were dissolved during the year ended December 31, 2009;

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation – (cont’d)

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

vi)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico and

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru on May 4, 2007.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.

d)

Mineral Properties and Change in Accounting Policy

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the prior years, the  Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received. Management believes that this treatment provides a more relevant and consistent depiction of the asset base of the Company prior to establishing the economic feasibility of its resource base.

These changes have been applied retrospectively and the resulting restatements to amounts for the years ended December 31, 2008 and 2007 are as follows:

	As Previously reported December 31, 2008	Restatement	As Restated as at December 31, 2008
Mineral properties	$ 13,874,003	$ (9,438,091)	$ 4,435,912
Future income tax liability	886,000	(701,000)	185,000
Deficit, opening	25,045,176	10,121,988	35,167,164
Exploration expenditures	-	3,655,231	3,655,231
Write-off of mineral properties	5,741,075	(5,591,128)	149,947
Income tax recovery (loss)	551,000	(551,000)	-
Basic and diluted loss per share	(0.12)		(0.09)

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

d)

Mineral Properties and Change in Accounting Policy – (cont’d)

	As Previously reported December 31, 2007	Restatement	As Restated as at December 31, 2007
Deficit, opening	$ 22,220,517	$ 8,414,254	$ 30,634,771
Exploration expenditures	-	2,976,613	2,976,613
Write-off of mineral properties	784,879	(784,879)	-
Income Tax Recovery (loss)	(547,000)	484,000	(63,000)
Basic and diluted loss per share	(0.05)		(0.09)

Consistent with prior periods, mineral property acquisition costs are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.

Recoveries for option payments or shares received are recorded on receipt, as the payments or shares received under the agreement are made at the sole discretion of the optionee. Proceeds from the sale of minerals recovered during the exploration stage are recorded when title to the minerals passes, the proceeds are reasonably determinable and the collectability is assured.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as mineral property costs when the payments are made or received and the share issuances are recorded as mineral property costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the issuance date.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

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

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

e)

Property, Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements

5 years straight-line

Trucks

4 – 8 years straight-line

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

For the years ended December 31, 2009, 2008 and 2007, potentially dilutive common shares (relating to options outstanding at year-end) totalling 4,270,000 (2008: 5,025,000; 2007: 5,150,000) were not included in the computation of loss per share because their effect was anti-dilutive.

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

i)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

i)

Stock-based Compensation – (cont’d)

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

At December 31, 2009 and 2008, the fair value of the mineral properties site restoration costs is not significant.

k)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

l)

Financial Instruments

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

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, all net of income taxes. Cumulative changes in other comprehensive loss will be included in accumulated other comprehensive loss which will be presented as a separate category in shareholders’ equity.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

m)

Value-added Taxes Recoverable

The Company incurred value-added taxes (“VAT”) in Mexico during the years ended December 31, 2009 and 2008 which relates to mineral property expenditures and other expenses.  Due to the uncertainty surrounding the collection, the Company has classified the amounts as long-term asset.  During the year ended December 31, 2009, the Company wrote-off the VAT in exploration expenditures.

n)

Adoption of New Accounting Pronouncements

Amendment to Financial Instruments – Disclosures

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

The adoption of this standard is consistent with recent amendments to financial instrument disclosure standards in IFRS.  All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

Mining Exploration Costs

The AcSb issued EIC-174, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided by EIC-174 have been applied in the preparation of these consolidated financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, Emerging Issues Committee issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This guidance clarified that an entity’s own risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009.  The Company has evaluated the impact of EIC-173 on adoption and determined that no adjustments were required.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

n)

Adoption of New Accounting Pronouncements – (cont’d)

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.    The adoption of this accounting policy had no impact on the financial statements.

3.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not yet been determined.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

3.

Future Accounting Changes – (cont’d)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest – (cont’d)

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

4.

Marketable Securities and Investments

Marketable securities are recorded at market value as they are considered available-for-sale.  Included in marketable securities are 1,007,406 common shares of a company with directors in common and 500,000 common shares of a public company.  The portfolio of marketable securities consists of short term notes with a yield range of .21% - 0.95% (2008: 1.62% - 3.71%), Canadian provincial government bonds with a yield of 3.55% (2008: 0.83% - 4.41%), corporate bonds with a yield range of 0.61% - 7.86% (2008: 3.47% - 8.27%), pool fund bonds with a yield range of 3.97% - 4.76% (2008: 4.64% - 5.04%), and preferred equities with a yield range of 4.43% - 7.27% (2008: 4.48% - 7.97%).  As at December 31, 2009, the carrying amount for the marketable securities and investments was $677,128 (2008: $1,529,870).  An unrealized gain of $956,004 (2008: loss of $8,692; 2007: loss of $71,475) was recorded in other comprehensive income.

5.

Property and Equipment

	2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 16,044	$ 1,686
Trucks	299,597	209,055	90,542
Computer equipment	173,178	117,200	55,978
Furniture and equipment	31,558	12,330	19,228
Geophysical equipment	36,178	23,008	13,170
Website	8,433	5,817	2,616
	$ 566,674	$ 383,454	$ 183,220

	2008
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,563	$ 2,167
Trucks	367,672	226,637	141,035
Computer equipment	166,240	97,797	68,443
Furniture and equipment	23,067	9,353	13,714
Geophysical equipment	36,178	19,716	16,462
Website	8,433	4,695	3,738
	$ 619,320	$ 373,761	$ 245,559

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

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

A)

Guatemala

i)

Tambor

The Tambor Project consists of six 100% owned concessions located in south-central Guatemala covering a total of 6,117 hectares, as follows:

a)

La Laguna Derivada – granted exploration licence; exploitation licence applied for October 2009.

b)

Carlos Antonio Derivada – granted exploration licence; exploitation licence applied for November 2009; ownership subject to a 2.5% net smelter returns royalty.

c)

Santa Margarita Derivada – granted exploration licence; exploitation licence applied for January 2009; ownership subject to a 2.5% net smelter returns royalty.

d)

Progreso VII Derivada – granted exploration licence; exploitation licence applied for Occtober 2008; ownership subject to a 4.0% net smelter returns royalty, of which one-half may be purchased by the Company for US$2.0 million.

e)

Marga – exploration licence applied for September 2008.

f)

Las Navajas – exploration licence applied for November 2008.

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) whereby KCA can earn a 51% interest in the Tambor Project by incurring exploration expenditures on the property totaling US$6,500,000 over 4 years, or by putting the property into commercial production within 4 years.  If KCA earns its 51% interest, a joint venture will be formed between KCA and the Company.  Once commercial production has been achieved, KCA will receive preferential payback of 75% (the Company 25%) of after-tax cash flow from initial production until KCA receives an amount equal to its investment, less US$2,000,000.  At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until the Company receives the amount of preferential cash flow received by KCA, after which revenues will be split 51% KCA / 49% the Company.  A schedule of minimum annual required expenditures by KCA is as follows, with KCA having a commitment to expend US$1,000,000 in the first year:

a)

US$1,000,000 by June 2, 2009 (expended);

b)

US$1,500,000 by June 2, 2010;

c)

US$1,500,000 by June 2, 2011; and

d)

US$2,500,000 by June 2, 2012

ii)

Banderas

The Company holds a 100% interest in the Banderas Project which, as at December 31, 2009, consisted of two exploration concessions (one granted and one application for title pending) covering a total of 10,894 hectares.  Subsequent to December 31, 2009, six additional exploration concessions covering 29,055 hectares were applied for.

iii)

Regional exploration

During 2007, 2008 and 2009, the Company conducted property investigation work on other properties.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

B)

Nicaragua

i)

Natividad (El Pavon)

The Company owns a 100% interest in the Natividad Project which consists of one granted exploration concession covering 1,301 hectares.

The Company entered into a joint venture agreement with Meridian Gold Inc. (“Meridian”) effective May 25, 2005, giving Meridian the option to acquire a 60% interest in the Natividad Project.  Meridian spent US$5.3 million in exploration expenditures within the first two years of the agreement towards earning an interest, before terminating its option in 2006. All amounts owing by Meridian to the Company were repaid in 2007.

ii)

Trebol

The Company owns a 100% interest in the Trebol Project which consists of two granted exploration concessions covering a total of 42,193 hectares.

iii)

La Flor

The Company owns a 100% interest in the La Flor Project which consists of one granted exploration concession covering 15,505 hectares.

iv)

San Pedro

In 2008, the Company had relinquished the concession comprising the San Pedro Project, and in 2009, applied for two new concessions covering a total of 26,132 hectares in the same area.

v)

Regional Exploration and Other Properties Including India Norte and Estrella de Oro

During 2007 and 2008, the Company conducted exploration work on various other concessions in Nicaragua, all of which had been relinquished as at December 31, 2008 as management was not planning any further work thereon.  During 2009, the Company conducted property investigation work on other properties.

Option to B2Gold Corp

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in the Company’s mineral property portfolio in Nicaragua.   The agreement with B2Gold consists of three parts:

1.

Natividad, Trebol, La Flor and San Pedro Properties (the “Properties”)

B2Gold has the right to acquire a 60% interest in the Properties by expending a total of US$4 million on exploration at any one or more of the Properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4,000,000, it will own a 60% interest in all of the Properties and a joint venture will be formed in under which each party will contribute its prorated share of the exploration costs.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

B)

Nicaragua – (cont’d)

v.

Option to B2Gold Corp – (cont’d)

2.

Production from the Pavon Resource Property

In 2005 Meridian Gold completed a 2 stage exploration drill program at the Pavon vein system within the Natividad Project (the “Pavon Resource Property”).  B2Gold has the right to review the conceptual gold resource outlined by Meridian Gold.  If B2Gold feels that there is potential to mine any or all of the resource, it may put the property into production within 3 years.  After production is achieved, 100% ownership of the Pavon Resource Property will be transferred to B2Gold and the Company will receive 40% of the net cash flow generated from the operation.

3.

The Regional Exploration Projects

The Company has assembled an extensive data base of regional geological, geochemical and geophysical data covering much of Nicaragua and has agreed to provide this data to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Following the granting of a concession, B2Gold will have the option to earn a 70% interest in any such designated project area by expending US$2 million on exploration of it within 3 years from the date of the granting of the concession.  Once B2Gold has spent US$2 million exploring the designated project, it will be vested with a 70% interest in the project and a joint venture between the Company and B2Gold will be formed.

C)

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

In September 2009, the Company granted to Fortuna Silver Mines Inc. (“Fortuna”) the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property, which includes a commitment to drill 1,500 meters within 3 years, and making staged annual payments of US$250,000 cash and US$250,000 in common stock according to the following schedule:

a)

US$20,000 cash and $20,000 cash equivalent in shares upon regulatory approval (received);

b)

US$30,000 cash and $30,000 cash equivalent in shares by the first year anniversary;

c)

US$50,000 cash and $50,000 cash equivalent in shares by the second year anniversary;

d)

US$50,000 cash and $50,000 cash equivalent in shares by the third year anniversary; and

e)

US$100,000 cash and $100,000 cash equivalent in shares by the fourth year anniversary.

The Company and Fortuna have two common directors.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

C)

Mexico – (cont’d)

ii)

Regional Exploration and Other Properties Including Amatista, La Fruita and El Mole

During 2007 and 2008, the Company conducted exploration work on various other concessions in Mexico, all of which had been relinquished as at December 31, 2008 as management was not planning any further work thereon.

D)

Peru

i)

Rubi Property

In August 2007, the Company was granted an option to acquire a 100% interest in the Rubi Property, Peru.  In this connection, the Company paid $100,000 and issued 50,000 common shares to the property owner, and paid finder’s fees of $10,000 and 25,000 shares each to two individuals.

After conducting some exploration work on the Property, the Company entered into an agreement in October 2008 with International Minerals Corporation (“IMC”) to continue exploration on the Property as joint venture partners in a newly formed Peruvian company (“JVCO”).  The original August 2007 option agreement held by the Company was replaced by an October 2008 option agreement whereby JVCO could earn a 100% interest in the Rubi Property by making a series of payments and exploration expenditures over four years.

Under its agreement with the Company, IMC had the right to earn its 60% interest in JVCO by paying the initial signing fee to the property owner of US$75,000 (paid) and by funding the first year’s exploration expenditures on the Rubi Property, for a total of US$475,000.  The remaining cash payments and exploration expenditures were to be funded by JVCO (60% IMC, 40% the Company).

During the year ended December 31, 2009, the Company and IMC terminated their option on the Rubi Property.  As a result, the Company has written off $210,566 in acquisition costs towards this property.

ii)

Nueva California

In March 2009, the Company was granted an option to acquire 100% interest in the Nueva California gold property located in north-central Peru. To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years. During the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000. If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

In March 2009, the Company assigned the option to Focus Ventures Ltd. (“Focus”) whereby Focus assumes all of the Company’s obligations under the Option agreement as consideration the Company received 1,000,000 common shares of Focus, $50,000 cash and a 1.5% net smelter return royalty on the Property. The Company and Focus have common directors and officers.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

D)

Peru – (cont’d)

iii)

Artemisas Property

In November 2007, the Company was granted an option to acquire a 70% interest in the Artemisas Property, Peru.  After conducting exploration work on the Property in 2008, management of the Company decided no further work was warranted, and the Company relinquished the option.

iv)

Charpal Property

In January 2008, the Company was granted an option to acquire a 100% interest in the Charpal Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the option prior to December 31, 2008.  During the year ended December 31, 2009, the Company wrote-off $Nil (2008: $36,817; 2007: $Nil) in acquisition costs.

v)

Apurimac Property

In 2008, the Company acquired a 100% interest in the Apurimac Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the property prior to year end.

vi)

Regional exploration

During 2007, 2008 and 2009, the Company conducted property investigation work on other properties.

E)

Ecuador

On November 7, 2006, the Company was granted the option to acquire a 70% interest in the Cerro Colorado Property which consists of two concessions located in Southern Ecuador.

In order to earn the interest the Company was required to:

a)

Make the following cash payments of US$100,000 (CDN$ 113,130) on signing of the agreement (paid), and a total of US$900,000 starting upon commencement of drilling on the project (the “Drill Date”).

b)

Incur exploration expenditures of US$3,000,000 on or prior to the third anniversary of the commencement of the Drill Date.

c)

Fund and deliver a feasibility study on or before the fifth anniversary of the Drill Date.

During the year ended December 31, 2008, the Company wrote off $113,130 in acquisition costs.

F)

Canada

i)

Regional Exploration

In 2007, the Company incurred data acquisition and geological consulting costs in connection with property investigations in Canada.  During the year ended December 31, 2009, the Company staked 83 mineral claims east of Prince George, British Columbia. The mineral claims were then sold for net proceeds of $7,649.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

F)

Canada – (cont’d)

ii)

Ten Mile Creek Property - Yukon Territory

The Ten Mile Creek Property, Yukon is comprised of 323 claims, of which 269 claims were acquired by the Company in April 2009 by staking, and 54 claims (the “Optioned Claims”) were optioned to the Company in June 2009.  The Company has the option to earn a 100% interest in the Optioned Claims in consideration of the completion of an initial sampling program, work commitments of $70,000 and cash and share payments to the property owner according to the following schedule:

a)

$25,000 on signing of the agreement (paid);

b)

$50,000 on or before May 31, 2010;

c)

$75,000 on or before May 31, 2011;

d)

$75,000 on or before May 31, 2012;

e)

$75,000 on or before May 31, 2013; and

f)

either $100,000 or issue 400,000 shares, on or before May 31, 2013, the method of such payment at the discretion of the property owner.

Commencing on May 31, 2014 and on May 31 each year thereafter, the Company must pay $10,000 to the property owner until such time as commercial production of the Property is achieved, at which time the $10,000 payment shall cease and the property owner shall be entitled to a 1.0% NSR royalty.  As well, an underlying 1.5% NSR royalty is payable to Teck Resources Limited.  The Company has the right at any time to reduce the property owner’s NSR to 0.5% by paying $500,000, or to 0.25% by paying $1.0 million.

In September 2009, the Company optioned its interests in the Ten Mile Creek Property to Solomon Resources Limited (“Solomon”).  Solomon can earn a 51% interest in the Property by spending $2.5 million on exploration and making staged cash and share payments of $500,000 cash and 1 million shares over three years according to the following schedule:

a)

Issuing to the Company 500,000 shares upon signing and TSX Venture Exchange (“TSX-V”) approval of the transaction (Approval received by the TSX-V and shares issued to the Company subsequent to December 31, 2009);

b)

Paying $100,000 cash and issuing 100,000 common shares of Solomon to the Company on May 21, 2010, and spending $350,000 during the 2010 exploration season;

c)

Paying $150,000 cash and issuing 150,000 common shares of Solomon to the Company on May 21, 2011, and spending $650,000 during the 2011 exploration season; and

d)

Paying $250,000 cash and issuing 250,000 common shares of Solomon to the Company on May 21, 2012, and spending $1,500,000 during the 2012 exploration season.

Upon completion of the earn-in, a 51/49 joint venture will be formed between Solomon and the Company.  The joint venture would cover all costs related to the project on a pro rata basis.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

F)

Canada – (cont’d)

iii)

Gold Run Property - Yukon Territory

In June 2009, the Company was granted the option to earn a 100% interest in the Gold Run Property, Yukon which consists of 26 claims, in consideration of the completion of an initial sampling program work commitments of $50,000 and cash and share payments to the property owner according to the following schedule:

a)

$10,000 in signing of the agreement (paid);

b)

$15,000 on or before May 31, 2010;

c)

$25,000 on or before May 31, 2011;

d)

$50,000 on or before May 31, 2012;

e)

$100,000 on or before May 31, 2013; and

f)

either $500,000 or issue 200,000 shares, on or before May 31, 2013, the method of such payment at the discretion of the property owner.

Commencing on May 31, 2014 and on May 31 each year thereafter, the Company must pay $10,000 to the property owner until such time as commercial production of the property is achieved, at which time the $10,000 payment shall cease and the property owner shall be entitled to a 2.0% NSR royalty.  The Company has the right at any time to reduce the property owner’s NSR to 1.0% by paying $1,000,000.

During the year ended December 31, 2009, management of the Company decided to terminate its option on the property and wrote-off $13,544 in acquisition cost.

iv)

Sixty Mile Area -Yukon Territory

The Sixty Mile Creek Property, Yukon is comprised of 499 claims, of which 213 claims were acquired by the Company in 2009 by staking.  Subsequent to the year end, the Company staked an additional 43 claims, and entered into agreements with various landowners whereby it has the option to acquire a 100% interest in a total of 243 claims in consideration of cash payments totaling $697,300 and the issuance of a total of $488,000 worth of shares of the Company, over a four-year period.  In March and April 2010, the Company made the first payments totaling $76,800 cash and 50,633 shares having a value of $20,000.

Pursuant to the option agreements, commencing on August 31, 2014 and on August 31 each year thereafter, the Company must pay a total of $204,000 to the property owners until such time as commercial production on the applicable property is achieved, at which time the property owner(s), as applicable, shall be entitled to NSR royalties ranging from 2.5% to 3.0%.

v)

Snowcap Property -Yukon Territory

During the year ended December 31, 2009, the Company staked 198 claims in the Whitehorse Mining District, Yukon. In November 2009 the Company granted Wesgold Minerals Inc. (“Wesgold”) the option to acquire 60% interest in the Snowcap Property and, as consideration, the Company will receive an aggregate of 1,000,000 Wesgold common shares (received 200,000 on signing of the agreement) and Wesgold must incur exploration expenditures of $1,000,000, over a four-year period.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

7.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	2009	2008	2007
Expenses:
Management fees & salaries	$ 60,000	$ 60,000	$ 60,000
Consulting	31,031	38,372	46,590
Salaries and benefits	65,074	67,176	100,930
Mineral property costs:
Geological consulting fees	13,750	199,200	176,650
Salaries and benefits	42,709	87,908	65,873
	$ 212,564	$ 452,656	$ 450,043

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $12,836 (2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $152,948 (2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $17,363 (2008: $10,082) payable to an officer of the Company.

8.

Share Capital

a)

Authorized:  Unlimited common shares without par value

b)

Issued:

As at December 31, 2009, there were 53,548,488 common shares outstanding with a recorded value of $42,587,194.  There was no share capital activity for the year ended December 31, 2009 or for the year ended December 31, 2008.

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

b)

Issued: – (cont’d)

Stock Options – (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2009		2008		2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,025,000	$0.58	5,150,000	$0.63	3,475,000	$0.70

Forfeited / Expired	(755,000)	$0.62	(870,000)	$0.65	(587,500)	$0.67
Granted	-	-	745,000	$0.26	2,275,000	$0.54
Exercised	-	-	-	-	(12,500)	$0.56
Outstanding, end of year	4,270,000	$0.57	5,025,000	$0.58	5,150,000	$0.63
Exercisable, end of year	4,270,000		5,010,000		4,775,000

At December 31, 2009, there were 4,270,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
1,870,000	$0.70	Feb 21, 2011	1.14
835,000	$0.52	Apr 16, 2012	2.29
50,000	$0.62	May 31, 2012	2.42
850,000	$0.56	Sept 5, 2012	2.68
665,000	$0.26	May 5, 2013	3.35
4,270,000			2.03

Stock-based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the year ending December 31, 2009 of $2,426 (2008: $165,219; 2007: $722,225) is associated with the granting of options to consultants and employees.

There were no share purchase options granted during the year ended December 31, 2009.  The weighted fair value of the share purchase options granted during the year ended December 31, 2008 of $0.22 (2007: $0.32) per option is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating fair value for the years ended December 31, 2009, 2008 and 2007 are as follows:

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

b)

Issued: – (cont’d)

Stock-based Compensation – (cont’d)

	2009	2008	2007
Expected dividend yield	-	0%	0%
Expected volatility based on historical share price	-	74%	72% - 73%
Risk-free interest rate	-	3.13%	3.69% - 4.58%
Expected term in years	-	5 years	5 years

The following table reconciles the Company’s contributed surplus:

	2009	2008	2007
Balance, beginning of year	$ 4,329,806	$ 4,164,587	$ 3,443,487
Options vested	2,426	165,219	722,225
Options exercised	-	-	(1,125)
Balance, end of year	$ 4,332,232	$ 4,329,806	$ 4,164,587

9.

Supplemental Cash Flow Information

	2009	2008	2007
Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -
Cash and cash equivalents is comprised of:
Cash	$ 499,266	$ 772,989	$ 2,378,514

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ending December 31, 2009, the following transactions were excluded:

i)

Included in accounts payable was $Nil (2008: $52,430) in exploration costs which was included in deferred exploration costs.

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

Included in accounts payable was $48,783 in exploration costs which was included in deferred

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	2009	(Restated – Note 2) 2008
Total Assets
Canada	$ 1,482,484	$ 2,358,268
Caymans	1,071,703	48,919
Guatemala	4,241,029	4,248,419
Nicaragua	223,320	363,027
Mexico	8,057	69,352
Peru	14,869	249,440
Other	1,575	1,838
	$ 7,043,037	$ 7,339,263

Property and Equipment
Canada	$ 63,384	$ 69,679
Guatemala	24,687	1,941
Nicaragua	89,128	164,165
Mexico	-	3,620
Peru	6,021	6,154
	$ 183,220	$ 245,559

Resource Properties Acquisition
Canada	$ 68,246	$ -
Guatemala	4,142,864	4,142,864
Peru	-	210,566
Nicaragua	82,482	82,482
	$ 4,293,592	$ 4,435,912

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

10.

Segmented Information – (cont’d)

	2009	2008	2007
Exploration Expenditures
Canada	$ 64,140	$ 41,822	$ 554
Ecuador	-	-	19,382
Guatemala	125,298	147,780	742,866
Peru	51,493	467,878	404,068
Mexico	75,640	594,281	657,258
Nicaragua	271,039	2,403,470	1,152,485
	$ 587,610	$ 3,655,231	$ 2,976,613

11.

Accumulated Other Comprehensive Income

Balance at December 31, 2007	$ (35,039)
Unrealized loss on available for sale marketable securities	(8,692)
Balance at December 31, 2008	(43,731)
Unrealized gain on available for sale marketable securities	956,004
Balance at December 31, 2009	$ 912,273

12.

Commitment

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies on a month to month basis which are netted against rental expense.  The annual lease commitment under the lease is as follows:

2010	$ 146,682
2011	134,459
$ 281,141

13.

Income Taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 30.00% (2008: 31.00% 2007: 34.12%) to the income for the year and is reconciled as follows:

	2009	2008	2007
Benefit at Canadian statutory rate	$ (421,000)	$ (1,481,000)	$ (1,546,000)
Foreign income taxed at other than CDN statutory rate	53,000	894,000	751,000
Permanent differences	122,000	139,000	62,000
Non deductible stock based compensation	1,000	61,000	188,000
Effect of a reduction in statutory rate	6,000	(188,000)	1,103,000
Share issuance costs	-	(5,000)	(70,000)
Expiry of loss carryforward	751,000	271,000	392,000
Increase/(decrease) in valuation allowance	(704,000)	309,000	(817,000)
	$ (192,000)	$ -	$ 63,000

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

13.

Income Taxes – (cont’d)

The tax effects on the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2009	2008
Net operating and capital losses	$ 1,588,000	$ 2,141,000
Property and equipment	56,000	52,000
Resource related costs – Canada	112,000	99,000
Resource related costs – Foreign	(122,000)	(185,000)
Investments	(131,000)	37,000
	1,503,000	2,144,000
Less: Valuation allowance	(1,625,000)	(2,329,000)
	$ (122,000)	$ (185,000)

At December 31, 2009, the Company had estimated net operating losses carried forward of approximately $4,960,000 (2008: $6,928,000) (expiring in various amounts over the period from 2010 to 2029) available to reduce future taxable income.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on valuation allowance is reflected in current income.

The Company operates in foreign jurisdictions and is subject to audit by taxing authorities.  These audits may result in the assessment of amounts different than the amounts recorded in the consolidated financial statements.  The Company liaises with the relevant authorities in these jurisdictions in regard to its income tax and other returns.  Management believes the Company has adequately provided for any taxes, penalties and interest that may fall due.

14.

Financial Instruments and Risk Management

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2009, cash totalling $227,593 (December 31, 2008 - $270,878) was held in US dollars, $4,603 (December 31, 2008 - $43,630) in Nicaragua Cordoba, $7,280 (December 31, 2008 - $14,268) in Guatemala Quetzal, $4,313 (December 31, 2008 - $7,527) in Mexican Pesos and $1,882 (December 31, 2008 - $1,168) in Peruvian Sols.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

14.

Financial Instruments and Risk Management – (cont’d)

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

15.

Capital Management

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Canadian provincial government bonds, corporate bonds, pool fund bonds, common equities and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

16.

Subsequent Events

Subsequent to the year end, the Company cancelled 810,000 stock options with an exercised price ranging from $0.52-$0.70 per share and expiring in February 2011 and April 2012. The Company granted incentive stock options to its directors, officers, employees and consultants to purchase up to an aggregate of 1,810,000 shares exercisable for ten years at $0.29 per share.

Subsequent to the year end, the Company applied for 30 state mining mineral claims located near Boundary, Alaska.  The applications are subject to payment of the recording fees to the Alaska government.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

16.

Subsequent Events – (cont’d)

a)

On May 6, 2010, the Company was granted an option, subject to regulatory approval, to earn a 100% interest in 52 claims in the Yukon which form part of the Sixty Mile Property. In order to exercise the option, the Company must make cash payments totaling $190,000 and share issuances valued at a total of $200,000 over three years. The Company has made the initial cash payment of $15,000 and will issue common shares with a deemed value of $25,000 upon regulatory approval of the agreement. Commencing on May 6, 2014 and on May 6 each year thereafter, the Company must pay $52,000 to the property owner until such time as commercial production of the Property is achieved, at which time the $52,000 payment shall cease and the property owner shall be entitled to a 2.5% NSR royalty.  The Company has the right at any time to reduce the NSR to 1.5% by paying $1.0 million to the owner.

b)

On May 26, 2010, the Company granted a stock option to an employee of the Company to purchase up to 100,000 common shares exercisable for 10 years at $0.36 per share.

c)

On May 27, 2010, the Company completed a private placement of 5,606,143 flow-through common shares at $0.45 per share, for proceeds of $2,522,764. The Company paid a finder’s fee consisting of 222,250 common shares and warrants entitling the holder to purchase up to 222,250 common shares at $0.50 each for one year. On June 17, 2010, an additional finder’s fee was paid consisting of 11,111 common shares and warrants entitling the holder to purchase up to 11,111 common shares at $0.50 each for one year.

d)

On June 17, 2010, the Company completed a private placement of 13 million units at $0.35 per unit, for proceeds of $4.55 million ($1,734,050 cash received). Each unit consists of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.50 exercisable for two years. The Company paid a finder’s fee consisting of 525,766 units and warrants entitling the holder to purchase up to 571,071 common shares at $0.55 each for one year.

17.

Comparative Figures

Certain comparative figures for the years ended December 31, 2008 and 2007 have been reclassified to conform with the presentation adopted for the current year.

18.

Reconciliation to United States of America Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP, On July 1, 2009, the Financial Accounting Standards Board (FASB) ratified the Accounting Standards Codification (“ASC”) as the sole source of authoritative non-governmental US GAAP.  The ASC has not intended to change US GAAP, but rather reorganized existing guidance by accounting topic to allow easier identification of accounting standards.  New accounting pronouncements issued by the FASB are called Accounting Standards Updates (“ASU”).  The Company has updated references to US GAAP to reflect the ASC.  Accounting practices under Canadian (“CDN GAAP”) and of United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Mineral Properties

Prior to January 1, 2009, the Company’s policy under Canadian GAAP was to defer and amortize mineral property acquisition costs and exploration costs to the extent they meet certain criteria.  Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proved, probable and possible reserves.

Under US GAAP, mineral property acquisition costs are considered tangible assets and must be initially capitalized and evaluated periodically for impairment and requires mineral exploration costs be charged to operations in the period incurred.

During the year ended December 31, 2009, the Company changed its accounting policy for exploration costs under Canadian GAAP by expensing the costs as incurred as it more accurately reflects the exploration industry.  This accounting change has been applied retroactively with restatement of prior periods.  As a result of the change in accounting policy there are no ongoing differences between Canadian and US GAAP in the accounting for mineral properties with the exception of mineral property acquisition costs of $4,435,912 previously expensed under US GAAP that remain capitalized to mineral properties under Canadian GAAP.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

a)

Mineral Properties – (cont’d)

During the year ended December 31, 2009, the Company changed its accounting policy for exploration costs under Canadian GAAP by expensing the costs as incurred as it more accurately reflects the exploration industry.  This accounting change has been applied retroactively with restatement of prior periods.

As a result of the change in accounting policy there are no ongoing differences between Canadian and US GAAP in the accounting for mineral properties with the exception of mineral property acquisition costs of $4,435,912 previously expensed under US GAAP that remain capitalized to mineral properties under Canadian GAAP.

b)

Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are “more-likely-than-not” (50% or greater) of being sustained on audit, based on the technical merits of the position.  With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48 (now known as ASC 740).

Based on this review, the provisions of FIN 48 did not have a material impact on the Company’s annual consolidated financial statements.  The Company has elected to apply the provisions of FIN 48 in assessing their uncertain tax positions under Canadian GAAP as well, removing any differences that would arise with US GAAP.

c)

Newly Adopted Accounting Pronouncements

In December 2007, the FASB released guidance on Business Combinations.  This guidance applies prospectively for the Company to business combinations for which the acquisition date is on or after January 1, 2009.  The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  The Company did not have any Business Combinations in 2009 and therefore there was no impact on the Company’s financial position.

In March 2008, FASB issued guidance on disclosures about derivative instruments and hedging activities.  This guidance requires enhanced disclosures about an entity’s derivative and hedging activities.  This Statement was effective for the Company on January 1, 2009.  The Company did not have any hedging activities in 2009 and therefore there was no impact on the Company’s financial position.

In August 2009, the FASB issued guidance on measuring liabilities at fair value which is effective for the Company for the year ended December 31, 2009.  This guidance provides clarification that  in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”.  Therefore the fair value of the liability should reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.  This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability.  The Company adopted this guidance in the fourth quarter of 2009 which did not have an impact on the financial statements.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

c)

Newly Adopted Accounting Pronouncements – (cont’d)

In May 2009, FASB issued guidance on subsequent events.  This guidance established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, this guidance set forth:  (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;  (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (c) the disclosures that an entity should make about events or transactions that occur after the balance sheet date.  Adoption of this standard did not have a material impact on the financial statements.

In May 2009, FASB issued guidance on subsequent events.  This guidance established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, this guidance set forth:  (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;  (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occur after the balance sheet date.  Adoption of this standard did not have a material impact on the financial statements.

d)

New Accounting Standards

In June 2009, FASB issued codification, which is the source of authoritative U.S. general accepted accounting principles (“US GAAP”) recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants.  The Codification superseded all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In June 2009, FASB issued further guidance on accounting for transfers of financial assets.  This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The Board undertook this project to address: (a) practices that have developed that are not consistent with the original intent and key requirements of that guidance; and (b) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This guidance must be applied for the Company on January 1, 2010.  Adoption will not have an impact.

In June 2009, FASB issued guidance which improves financial reporting by enterprises involved with variable interest entities.  The Board undertook this project to address: (a) the effects on certain provisions of as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets; and (b) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This guidance is effective for the Company on January 1, 2010.  The Company is assessing the impact of the new standard.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

e)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP is as follows:

	Years ended December 31,
	2009	2008	2007
		Restated *	Restated *
Net loss for the year as reported using CDN GAAP	$ (1,210,725)	$ (4,779,322)	$ (4,532,393)
Adjustments to mineral properties	-	(36,817)	(293,048)
Write-off of mineral properties	224,110	149,947	-
Net loss for the year per US GAAP	(986,615)	(4,666,192)	(4,825,441)
Unrealized gain (loss) from marketable securities	956,004	(8,692)	(71,475)
Comprehensive loss for the year per US GAAP	$ (30,611)	$ (4,674,884)	$ (4,896,916)
Basic loss per share per US GAAP	$(0.02)	$(0.09)	$(0.09)
Weighted average number of shares outstanding per US GAAP	53,548,488	53,548,488	53,425,577

f)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2009	2008
		Restated *

Total assets per CDN GAAP	$ 7,043,037	$ 7,339,263
Adjustments for mineral properties	(4,211,802)	(4,435,912)
Total assets per US GAAP	$ 2,831,235	$ 2,903,351

Total liabilities per CDN and US GAAP	$ 368,549	$ 412,480

…/cont’d

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

f)

– (cont’d)

Balance Sheets	2009	2008
		Restated *

Deficit, per CDN GAAP	$ (41,157,211)	$ (39,946,486)
Adjustments for mineral properties	(4,211,802)	(4,435,912)
Deficit, per US GAAP	(45,369,013)	(44,382,398)
Contributed surplus per CDN GAAP and US GAAP	4,332,232	4,329,806
Accumulated other comprehensive income CDN and US GAAP	912,273	(43,731)
Share capital per CDN and US GAAP	42,587,194	42,587,194
Total shareholders' equity per US GAAP	2,462,686	2,490,871
Total liabilities and shareholders' equity per US GAAP	$ 2,831,235	$ 2,903,351

* See Note 2

	Years ended December 31,
	2009	2008	2007

Cash flows used in operating activities per CDN GAAP	$ (1,225,752)	$ (4,314,888)	$ (2,806,460)
Adjustments for mineral properties	-	(123,528)	(151,265)

Cash flows used in operating activities per US GAAP	(1,225,752)	(4,438,416)	(2,957,725)

Cash flows provided by investing activities per CDN GAAP	983,702	2,680,204	4,280,657
Adjustments for mineral properties	-	123,528	151,265

Cash flows provided by investing activities per US GAAP	983,702	2,803,732	4,431,922

Cash flows from financing activities per CDN and US GAAP	-	-	(3,510)

Foreign exchange on opening cash and cash equivalents	(31,673)	29,159	(25,870)

Increase (decrease) in cash per US GAAP	$ (273,723)	$ (1,605,525)	$ 1,444,817

* See Note 2

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2010

By  /s/ Simon Ridgway

Simon Ridgway,

President and Chief Executive Officer