Form 20-F
period 2010-12-31
RADIUS GOLD INC.
filed 2011-06-30
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

80,191,101 Common Shares, no par value

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

Yes     No   X     N/A

Index to Exhibits on Page 60

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

g/t	Grams of per metric tonne. Usually used in association with gold or silver.
Heap leach	A process used for the recovery of metals from crushed ore in heaps using a suitable leaching solution.
Hectare or ha	An area totaling 10,000 square metres.
Highly anomalous	An anomaly which is 50 to 100 times average background.
Host rock	The body of rock in which mineralization of economic interest occurs.
Hydrothermal	Pertaining to hot fluids, dominantly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
ICP	A type of assay technique.
Intrusive	A rock mass formed below earth’s surface from magma which has intruded into a preexisting rock mass

- ii -

Mesothermal	A hydrothermal ore deposit –typically a vein system- formed at intermediate temperatures (200-300ºC) and pressures/depths.
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

- v -

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

The information presented in the tables was extracted from the financial statements of the Company.  The information presented for the fiscal years ended December 31, 2010, 2009 and 2008 and as at December 31, 2010 and 2009 was extracted from financial statements of the Company which were audited by BDO Canada LLP, Chartered Accountants.

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

Canadian GAAP

Under Canadian GAAP resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves.  Prior to January 1, 2009, the Company’s policy under Canadian GAAP was to defer and amortize mineral property acquisition costs and exploration costs to the extent they meet certain criteria.  Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proved, probable and possible reserves.  During the year ended December 31, 2009, the Company changed its accounting policy for exploration costs under Canadian GAAP by expensing the costs as incurred as it more accurately reflects the exploration industry.  This accounting change was applied retroactively with restatement of prior periods.  As a result of the change in accounting policy there are no ongoing differences between Canadian and US GAAP in the accounting for mineral properties with the exception of mineral property acquisition costs of $4,211,802 previously expensed under US GAAP that remain capitalized to mineral properties under Canadian GAAP.

The following information has been reconciled to U.S. GAAP.  See Note 18 to the Consolidated Financial Statements of the Company.

	(in 000’s, except per share data)
	As at 12/31/10	As at 12/31/09	As at 12/31/08	As at 12/31/07	As at 12/31/06
Working Capital	8,883	2,296	2,368	6,896	10,830
Resource Properties (Cdn GAAP)	5,032	4,294	4,436	4,549	4,256
Resource Properties (US GAAP)	820	82	-	-	-
Long Term Debt (Cdn GAAP)	(122)	(122)	(185)	(185)	(122)
Long Term Debt (US GAAP)	(122)	(122)	(185)	(185)	(122)
Shareholder’s Equity (Cdn GAAP)	(14,043)	(6,674)	(6,927)	(11,550)	(15,295)
Shareholders’ Equity (US GAAP)	(9,831)	(2,463)	(2,491)	(7,001)	(11,039)
Total Assets (Cdn GAAP)	14,713	7,043	7,339	12,107	15,641
Total Assets (US GAAP)	10,501	2,831	2,903	7,557	11,385

Revenue	-	-	-	-	-
Net Loss (Cdn GAAP)	(5,124)	(1,211)	(4,779)	(4,532)	(3,983)
Loss Per Share (Cdn GAAP)	(0.08)	(0.02)	(0.09)	(0.09)	(0.08)
Comprehensive Loss (US GAAP)	(5,337)	(31)	(4,675)	(4,897)	(4,253)
Comprehensive Loss (CDN GAAP)	(5,337)	(255)	(4,788)	(2,349)	(4,564)
Loss Per Share (US GAAP)	(0.08)	(0.00)	(0.09)	(0.09)	(0.08)
Dividends Per Share (Cdn GAAP)	-	-	-	-	-
Dividends Per Share (US GAAP)	-	-	-	-	-
Wtd.Avg.No.Shares (Cdn GAAP)	65,030	53,548	53,548	53,426	52,991
Wtd.Avg.No.Shares (US GAAP)	65,030	53,548	53,548	53,426	52,991

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 17, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$0.9797.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended May 31, 2011	$0.9809	$0.9489
Month ended April 30, 2011	$0.9689	$0.9486
Month ended March 31, 2011	$0.9921	$0.9686
Month ended February 28, 2011	$0.995	$0.9737
Month ended January 31, 2011	$1.0020	$0.9864
Month ended December 31, 2010	$1.0176	$1.0004

Average
Fiscal year ended December 31, 2010	$1.0298
Fiscal year ended December 31, 2009	$1.1373
Fiscal year ended December 31, 2008¹	$1.0679
Fiscal year ended December 31, 2007¹	$1.0742
Fiscal year ended December 31, 2006¹	$1.1307

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

The Company’s auditor has expressed substantial doubt about the Company’s ability to continue as a going concern as described in the Auditor’s Report by our auditors with respect to the consolidated financial statements of the Company for the years ended December 31, 2010 and 2009. Realization values may be substantially different from carrying values as shown and the financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  If the Company is unable to meet these requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

There is no assurance that the business of the Company will achieve profitable operations.

At December 31, 2010, the Company had not yet achieved profitable operations, has accumulated losses since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company has depended on financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Mining operations and exploration activities are subject to various federal, provincial and local laws and regulations.

The mineral projects in which the Company has an interest are located in Guatemala, Nicaragua, Mexico, United States and Canada.  Mineral exploration and mining activities in these countries may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

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

Dilution from further equity financing.

If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders of the Company and reduce the value of their investment.

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

Item 4.

Information on the Company.

A.

History and Development of the Company

The Company was incorporated under the name “Radius Explorations Ltd.” on September 9, 1997 pursuant to the British Columbia Company Act by registration of its Memorandum and Articles.  On July 1, 2004, the Company and PilaGold Inc. amalgamated (the “Amalgamation”) under the British Columbia Business Corporations Act by registration of a Notice of Articles with the new name “Radius Gold Inc.”.  The Company’s registered address is 355 Burrard Street, Suite 830, Vancouver, BC  V6C 2G8 (tel:  604-801-5432).  See Item 4D, Property, Plant and Equipment, for information regarding capital expenditures made by the Company on its properties.

B.

Business Overview.

The Company is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  In 1999, the Company changed its focus to Latin America and acquired property interests in Mexico and Guatemala.  In 2008, the Company signed joint venture agreements to develop its 100% owned Tambor gold deposit in Guatemala, and to further explore the Rubi Property in Peru.  In 2009, the Company optioned out its Nicaragua portfolio of properties and its property in Mexico.  In 2009 and 2010, the Company acquired a significant land position in the Yukon Territory, Canada by staking and pursuant to option agreements. Also in 2010, the Company made applications for geothermal provisional land use permits in Guatemala.

In May, 2011, the Board of Directors of the Company approved a proposed spin out transaction (the “Spin Out”) whereby the Company will transfer all of its Yukon and Alaskan property assets and $1.0 million in cash to a new company (“Newco”) in return for Newco shares and warrants.  (See Item 5, Strategic Transactions below).

Currently, the Company has property interests in Guatemala, Nicaragua, Mexico, Canada and the United States.  (See Property and Equipment, below, and Note 5 to the Financial Statements).

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

Name	Date of Incorporation	Jurisdiction	Percentage Owned
Exploraciones Minera de Guatemala, S.A.	July 5, 1996	Guatemala	100%
Minerales Sierra Pacifico, S.A.	November 17, 1999	Guatemala	100%
Minerales de Nicaragua S.A.	November 18, 2002	Nicaragua	100%
Desarrollo Geologico Minero, S.A.,	May 15, 2003	Nicaragua	100%
Radius (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%

Property and Equipment

The Company holds interests in properties in Guatemala, Nicaragua, Mexico, Canada and USA, as set out in the following maps and more particularly described below:

Latin America

Geothermal Licenses
Tlacolula
Holly-Banderas
Tambor
Trebol
San Pedro
Natividad
RADIUS GOLD INC.
Central and South American Projects

North America

Sixty Mile
Scarlet
Ten Mile
Snowcap
Rivier
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

In order to keep its properties in Guatemala in good standing, the Company would have to pay filing fees to the Guatemala government, paid annually in advance, equal to US$48.81 per square kilometer, or fraction thereof, for the first three years after the granting of a concession, and US$97.62 per square kilometer, or fraction thereof, for the fourth and fifth years, if so extended, and US$146.43 per square kilometer, or fraction thereof, for the sixth and seventh years, if so extended.  The Company would have to also file annual exploration reports.

1.

Tambor Project

The Company holds a 100% interest in the Tambor Project which consists of six exploration concessions located in south-central Guatemala as set out in the following map:

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

KCA has fabricated a 200 tonnes per day (70,000 tonnes per year) flotation plant and a modular laboratory at its Reno, Nevada facility.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA submitted an environmental impact assessment (EIA) in June 2010 which includes the mining and development plan.  Once the Ministry of Environment and Mine has approved the EIA, a mining permit application will be submitted.

There has been no mining surface development conducted at Tambor other than surface exploration trenching of soil anomalies.

2.

Holly-Banderas Projects

The Company holds a 100% interest in the Holly-Banderas Projects which consists of one granted exploration concessions and applications for 19 exploration concessions located in eastern Guatemala, as set out in the following map:

210000
220000
230000
1636000
1627000
1618000
RADIUS
GOLD INC.
Holly-Banderas
Concessions

The concessions are described as follows:

Concession Name	Size (Hectares)	Expiry Date / Application Date

El Dorado	9,497.63	Expires July 5, 2011; An extension application Will be submitted prior to the expiry date.
Joyita	1,364.32	Application for reduced area submitted
CECI	3,062.15	Application submitted February 3, 2010
Marisol I	4,500.00	Application submitted February 3, 2010
Marisol II	2,636.59	Application submitted February 3, 2010
Cirilo I	1,350.00	Application submitted March 18, 2010
Cirilo II	801.17	Application submitted March 18, 2010
Salvador I	6,400.00	Application submitted March 18, 2010
Salvador II	6,000.00	Application submitted May 12, 2010
Frida	7,133.92	Application submitted May 12, 2010
Belen	7,371.51	Application submitted May 12, 2010
Paola	9,956.10	Application submitted May 12, 2010
El Caminero	9,322.38	Application submitted May 12, 2010
Eliza	65,581.63	Application submitted May 27, 2010
Carolina	9,992.2	Application submitted June 11, 2010
Conchita	8,579.55	Application submitted June 11, 2010
La Pena	8,110.43	Application submitted June 11, 2010
Karen	8,848.27	Application submitted June 11, 2010
Juanita	5,167.80	Application submitted July 13, 2010
Las Pomas	6,154.30	Application submitted February 23, 2011
	181,829.97

In April 2010, the Company commenced a reactivation of its Holly and Banderas (“HB”) projects in eastern Guatemala.  The Company discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have led the Company’s technical team to review the geology and the results obtained by the previous work.  Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

Work at HB resumed with a review of the regional data base of stream sediment sampling and prospecting that the Company has built over several years in Guatemala.  This review has led to several additional concession applications being presented to the Ministry of Mines covering strong silver-lead-zinc anomalies.  The Company is waiting for the granting of these concessions to do follow-up work on that ground.

Recent highlights of Radius’ work include:

•

Delineation of an impressive zone of high-level chalcedonic silica currently traced for over 400m along strike and over 100m wide locally within the Zapote trend of the HB property.  Initial sampling of outcrop at Zapote has returned gold values from a low of 0.50 to a high of over 6.0 g/t Au.  Trenching and extensive outcrop sampling are presently underway.

•

Identification of a high grade zone on the north side of the Holly ridge.  Previous prospecting and sampling in this area discovered quartz boulders believed to be float, grading from just under 1 g/t Au up to 112 g/t Au and over 5,600 g/t Ag.  Trenching in the area has revealed texturally-similar quartz veins in situ in the schists directly below the boulders.  This is a significant find as little work has previously been done on the north side of the Jocotan fault, despite the presence of large, coherent, untested gold in soil anomalies there.

•

Completion of 14 diamond drill holes into the Pyramid Hill and M28 zones.  Drill results are disappointing (see below).  However, a structural study of drill core and outcrop by SRK confirms a strong northwest trending gold bearing fault zone with a strike of over 3km that has been tested only at very high levels.  The study results indicate that Radius’ work has been focused above the “productive zone” of the epithermal system.  Additional drilling is being planned to target substantially deeper levels than any previous work at HB.

Zapote Zone

The Zapote zone is southwest of, and probably parallel to the M28 / Pyramid Hill zones.  At surface the zone is an impressive, steeply west-dipping vein exposed with a true thickness of between 5 to 10m, although the orientation is still uncertain.  The distribution of float, subcrop, and small veinlet orientation suggests the presence of another mineralized vein with a different orientation to the one described above, although more work is necessary to confirm that.

Trenching is underway, and all samples collected to date are highly anomalous in Au (i.e. in the ppm range).  The first 23 samples collected returned an average grade of 2.01 g/t Au, ranging from 0.50 to 6.0 g/t Au.  Systematic sampling and trenching should help define the true width and nature of the vein(s).

Zapote appears to be high in a hydrothermal system: massive chalcedony dominates in outcrop.  Radius’ geologists believe that there is potential at depth for better grades, which could present a very attractive drill target if the vein stays as thick as it appears to be at surface.

The Pino Zone

A data review by Radius highlighted 17 historic grab samples of electrum-bearing epithermal vein quartz collected from the Pino zone, a low sulphidation epithermal quartz vein hosted by schists on the northwestern side of the HB project.  Gold assay results from the 17 samples ranged from just under 1 g/t Au to 112 g/t Au, with an average of 19.8 g/t Au.  Silver values range from trace to 7,091.8 g/t Ag.

Radius’ historic exploration in the area focused on the younger volcanic rocks to the south of the major Jocotan fault.  The grab samples reported below were collected from the schists on the northern side of the fault, and were previously interpreted as transported float rocks not in situ.  Radius’ geologists have trenched below the float samples and encountered similar material hosted by the schists, suggesting that the high grade float reflects the presence of veins in the schists and is not transported material.  A table of the most significant historic grab sample results is given below:

Sample No.	Au (g/t) fire assay	Ag (g/t)
18258	112.41	5,600.0
18256	79.28	7,091.8
18257	33.75	1,030.0
12296	27.98	1,423.4
18253	19.96	237.3
11093	14.38	880.7
18255	11.18	401.1
16067	7.67	258.6
18286	6.51	201.3
18254	4.46	97.0
18264	3.64	14.7
18289	3.15	35.9
16083	3.90	10.4
11092	3.49	18.8
17018	1.78	Tr
17038	1.30	Tr
17023	0.96	9.4

M28 / Pyramid Hill Drilling

Forty-nine holes have been drilled at Banderas since 2002 including 6 RC holes.  Most drilling has targeted the M28 and Pyramid Hill zones, part of a 3 kilometre long, northwest-southeast-trending structural corridor that hosts zones of gold/silver-bearing quartz veins, vein breccias and quartz vein stockwork zones.  A comprehensive in-house review of Radius’ full data set on the HB project is currently underway, and SRK Consulting (Canada) Inc. has been commissioned to complete a structural geological study of the project.

The initial findings of both studies, combined with the findings of a TerraSpec study on the alteration minerals present at surface and in core samples at HB, suggest that Radius’ drilling is still testing too shallow in the epithermal system and has not reached what would be termed the “productive horizon” where economic gold and silver grades would be expected to occur over mineable widths.  The work is indicating that drilling needs to target between 300-700m vertically below the paleo water table.  Interestingly, RC drill hole BRC04-024 cut an argentite-bearing quartz vein over 1.5m core length which graded 69.97 g/t Au + 516 g/t Ag, and is both the highest grade and deepest drill intersection on the Banderas property.

Consequently, Radius has stopped drilling at HB until the full data review is complete.  Management currently anticipates that the project review will result in a recommendation for a major drill program to commence later in 2011 or early 2012.

Hole*	From (m)	To (m)	Width (m)	Au g/t	Ag g/t
10-008	73.43	77.03	3.60	0.84	12.0
10-009	NSV**	-	-	-	-
10-010	NSV	-	-	-	-
10-010A	NSV	-	-	-	-
10-011	NSV	-	-	-	-
10-012	192.32	193.60	1.28	0.32	36.6
10-013	61.53	62.53	1.00	38.35	159.9
10-013	68.75	75.30	6.55	0.56	239.8
incl.	68.75	69.75	1.00	1.34	95.4
10-014	25.08	27.43	2.35	1.46	14.0
10-014	74.00	75.10	1.10	0.82	48.1
10-014	136.64	137.64	1.00	1.23	37.3
10-014	179.65	181.00	1.35	1.81	20.9

*All holes carry the prefix BDD **NSV=No Significant Values (<250 ppb Au, <10 ppm Ag)

All work is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Exploration Manager.

No Resource or Reserve has been defined within the Holly - Banderas Projects.

3.

Geothermal Licences

After revisiting its hot spring database for Guatemala, the Company submitted in June 2010 applications for Provisional Use Permits for a number of active geothermal systems covering approximately 154,000 hectares that may have potential as geothermal resources for power generation.

Power generation in Guatemala is currently comprised of hydroelectric power stations, steam turbines, gas turbines, diesel generators and geothermal power stations, with geothermal power contributing less than 3% of the total power generated.  According to a recent study by the Argentine consultancy, Montamat, which evaluated electricity prices in 13 Latin American countries, prices in Guatemala are amongst the highest in Latin America at roughly $0.17/kwh, surpassed only by the Dominican Republic and Panama.  At the same time, the Guatemalan government is forecasting that electric power demand is expected to reach a compounded annual growth rate over 8.0% to 2015.  Guatemala must increase its installed capacity to meet the projected demand growth.

A study published in International Geothermal Development in 2003 noted that geothermal resources in Guatemala are estimated at 800 to 4,000 megawatts (MW) capacity, but most likely around 1,000MW.  In 2003 the country’s installed generating capacity was 1,700MW suggesting that geothermal energy could contribute significantly to securing the country’s future power requirements.  By 2007, Guatemala had succeeded in harnessing 46 MW of geothermal energy in the fields of Zunil and Amatitlán, both owned by the American geothermal technology company Ormat Technologies.  Feasibility studies are being carried out on 3 other geothermal fields.

The Company has agreed to option its portfolio of geothermal concessions in Guatemala to Molten Power Corp. (“Molten”), a private Vancouver based geothermal power development company.  Molten will be the operator of the geothermal exploration project.  Under the terms of the option, and subject to satisfactory technical and legal due diligence by Molten, Molten shall have the exclusive right to earn a 100% interest in the concessions from the Company by issuing 10 shares for each hectare of ground for which a Provisional Use Permit is issued to the Company by the Ministry of Energy, for a maximum of approximately 1.54 million shares.  The Permits are expected to be received during the summer of 2011.

Radius also retains a two percent (2%) royalty of the gross revenue for the sale of geothermal electric power from the first power generation facility built on each geothermal licence.  Molten may, at its discretion, purchase at any time prior to the commencement of the commercial operation date one half (1/2) of the 2% royalty from any geothermal license for the sum of CAD$30,000/MW nameplate capacity of the first power generation facility built on each geothermal licence.  Any expansion of the nameplate capacity on any of the licenses is not subject to royalty payments.

Nicaragua

In Nicaragua, concessions are granted for 25 years.  If the Company decides to keep its properties in good standing the Company must pay yearly filing fees as follows:

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

B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2Gold is investigating the potential for gold production.

1.

Trébol Property

The Trébol Property is comprised of three granted exploration concessions located within the Region Autonoma Atlantico Norte (“RAAN”) in north-eastern Nicaragua, as set out in the following map:

Trebol Concessions
N
El Trébol
La Amapola
La Flor
840000
850000
860000
1590000
1580000
1570000
1560000
1550000
Legend
Trebol Concessions
0
2
4
6
Kilometers

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

La Amapola	13,809.90	April 19, 2032
El Trébol	28,383.17	April 19, 2032
La Flor	15,504.91	April 19, 2032
	57,697.98

The Trebol Project located in north-eastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and tabular replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  In addition to the original Cerro Domingo target partially drill tested by Radius in 2008, B2Gold identified three new drill targets located along the 6km long northeast trending corridor of mineralized volcanic rock.  The targets are comprised of thick tabular zones of low sulfidation epithermal vein, hydrothermal breccia, and replaced volcanic horizons within a Tertiary volcanic sequence.  These zones show good grade continuity for hundreds of meters of strike length.  The three principal areas are Cerro Domingo, the Paola Zone, and Trebol North.

B2Gold began a diamond drilling program at Trebol in January 2011, focusing on the three zones of low sulfidation gold occurrences in altered volcanic rocks covering a strike length of over five kilometres (“km”).  Positive assay results have confirmed the Trebol Property’s potential to host, at or near surface, shallow dipping gold mineralization that could potentially be mined with very low strip ratios.

Mineralization throughout the Trebol area is characterized by shallow to moderately dipping tabular shaped vein and hydrothermal breccia zones within andesite.  Outcropping horizons of the siliceous material have yielded impressive gold values in the trenching and the drilling has shown that many of these zones extend up to 100 metres down dip and show continuity over distances of several hundreds of metres of strike length.  Due to the shallow dips associated with the gold mineralization, most of mineralization is near surface and mostly oxidized.

The three zones drilled to date are Cerro Domingo, the Paola Zone, and the Trebol North Zone.  Drill holes contain up to 13.08 g/t gold over 7.00 metres in hole TR-11-047.  Drilling by Radius Gold in 2008 first located the Cerro Domingo Zone and this has been confirmed and expanded in the recent drilling.  The 2011 drilling campaign cut mineralization in the Cerro Domingo, Paola and Trebol North Zones with drill holes containing up to 1.96 g/t gold over 28.55 metres in hole TR-11-014 in the Cerro Domingo Zone, up to 8.86 g/t gold over 7.75 metres in hole TR-11-028 in the Paola Zone and up to 13.08 g/t gold over 7.00 metres in hole TR-11-047 in the Trebol North Zone.  Drill intervals are highlighted below.

B2Gold Drill Holes

Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
Cerro Domingo	TR-11-011	3.40	11.27	7.87	3.14	2.25
	including	5.45	5.85	0.40	42.38	25.00
	TR-11-014	4.35	32.90	28.55	1.96	1.96
	including	10.60	15.90	5.30	5.66	5.66
	and	36.80	44.60	7.80	0.95	0.95
	TR-11-015	48.60	65.36	16.76	0.86	0.86
	including	48.60	53.11	4.51	1.36	1.36
	TR-11-017	4.57	22.00	17.43	0.82	0.82
	*TR-11-019	0.75	16.50	15.75	2.43	2.43
	including	4.50	9.00	4.50	4.10	4.10
	TR-11-020	0.00	10.00	10.00	1.65	1.65
	TR-11-021	0.50	22.50	22.00	1.58	1.58
	TR-11-022	15.20	22.76	7.56	1.31	1.31
Paola Zone	TR-11-027	28.85	36.50	7.65	0.94	0.94
	TR-11-028	4.00	11.75	7.75	8.86	7.77
	including	6.75	10.75	4.00	15.82	13.70
	TR-11-029	4.50	16.15	11.65	3.06	3.06
	including	7.50	10.50	3.00	5.96	5.96
	TR-11-031	36.50	40.20	3.70	3.63	3.63
	TR-11-036	29.00	36.00	7.00	1.76	1.76
	TR-11-037	30.60	37.00	6.40	3.34	3.34
	TR-11-038	7.00	15.70	8.70	2.91	2.91
	**TR-11-039	9.40	12.20	2.80	1.08	1.08
	and	16.70	18.20	1.50	12.24	12.24
Trebol North	*TR-11-047	14.50	25.91	11.41	8.39	5.89
	including	14.50	21.50	7.00	13.08	9.01

* Indicates some intervals may have had poor recoveries

**Re-sassay pending due to low standard failure

Previous Radius Gold Drill Holes

Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
Cerro Domingo	*TRDH-08-001	12.19	38.25	26.06	1.36	1.36
	TRDH-08-005	0.00	11.25	11.25	1.65	1.65
	and	16.76	23.20	6.44	6.36	6.36
	including	18.75	22.56	3.81	9.24	9.24
	TRDH-08-008	58.64	59.59	0.95	3.93	3.93
	and	68.08	69.00	0.92	11.44	11.44
	TRDH-08-02A	6.09	16.76	10.67	2.23	2.23
	TRDH-08-004	3.30	19.81	16.51	1.80	1.80
	TRDH-08-006	2.15	7.97	5.82	1.02	1.02

* Indicates some intervals may have had poor recoveries

The drill campaign at Trebol has successfully identified several areas that will require additional drilling to define the extent of the mineralization. The mineralization remains open to the north and south and in the covered areas between the three zones.  In addition, B2Gold’s geologists continue to discover more low sulfidation epithermal gold, outcrop and float occurrences within the concession that contain plus 1.00 g/t gold assays in grab and chip samples over 11.5 km of the 22 km total strike length of the trend.  In addition, a parallel zone has been located three km east of Cerro Domingo where preliminary grab sampling of similar siliceous material has yielded values up to 3.00 g/t gold.

Exploration is ongoing at Trebol and will continue as B2Gold geologists compile the recent drill data and plan the next round of trenching and drilling.

No Resource or Reserve has been defined within the Trebol Property.

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

The Pavon low sulphidation system in central Nicaragua was discovered by the Company in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totalling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see the Company’s news releases dated Sept. 16, 2004 and March 17, 2004).

B2Gold completed an extensive trenching program in 2010 and are now evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by the Company (see Radius’s news releases from 2003 and 2004).

No Resource or Reserve has been defined within the Pavon Project.

3.

San Pedro Property

The San Pedro Property is comprised of applications for two granted exploration concessions located in the east-central Nicaragua, more particularly described as follows:

Name	Size (Hectares)	Expiry Date

San Jose	12,474.57	November 25, 2035
Tatiana	13,657.00	July 22, 2035
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

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”).  The Company and Fortuna have certain directors in common.

Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common shares over 4 years.  The 12,642 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna’s 100%-owned San Jose silver-gold development project.  To date, the Company has received US$50,000 cash and 14,569 shares of Fortuna.

No Resource or Reserve has been defined within the Tlacolula Property.

Canada – Yukon Territory

In the Yukon Territory, claims are granted for an initial period of one year and are extendable by filing assessment work or paying cash in lieu to the Yukon government equal to $105 per claim.  In 2009 and 2010, the Company acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.

1.

Scarlet Property, Yukon

In 2010, the Company acquired by staking 550 claims in the Mayo Mining District known as the Scarlet Property.  The claims are in two blocks, Scarlet West and Scarlet East, covering prospective stratigraphy along the northern and southern edges of ATAC Resources’ claim block where ATAC has discovered a cluster of Carlin-type gold deposits and occurrences.  Mineralization in their Osiris Target appears to share many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low temperature arsenic sulphides, realgar and orpiment.  Host rocks are two, 150m to 250m thick limestone debris flow and turbidite units, referred to as the Osiris and Isis Horizons, which occur within basinal silty mudstones.  ATAC’s drilling at Osiris returned a highlight of 31.13 m @ 9.26 g/t Au approximately 10km northwest of Radius’ Scarlet East claim block.

Scarlet East lies on the southeastern end of ATAC’s claims and potentially covers the extension of the structure controlling the mineralization.  The Scarlet West claim block lies about 30km west of Osiris, roughly midway between ATAC’s Osiris and Ariana targets.

The Company will target both claim blocks with geochemical surveys (stream sediment, soil and rock sampling), airborne geophysics (magnetic and radiometrics) and geological mapping as early as possible in the 2011 summer season.  The first stage of exploration is expected to take approximately 6 weeks.

All work is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Exploration Manager.

No Resource or Reserve has been defined within the Scarlet Property.

2.

Ten Mile Creek Property

During 2009, the Company acquired interests in a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.  Certain of the claims are owned 100% by the Company and the balance have been optioned from a local prospector,

Subsequently, the Company optioned the property to Solomon Resources Inc. (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and 1,000,000 shares over three years, of which the Company has received $100,000 and 600,000 shares to date.

Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soil sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 km.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favourably with recent significant gold discoveries in the area.

In August 2010, Solomon announced that it had completed the first phase of its 2010 field exploration program on the property.  That work consisted of soil geochemical surveys, geophysical surveys and mechanical trenching.  The objective of their program was to verify the results reported by former operators and refine diamond drill targets for drilling this year.

Solomon announced in October 2010 that it has completed the 2010 drilling program for this project.  Six diamond drill holes were completed with a total of 800 metres of core recovered.  Drill results were announced in late November 2010, with Solomon concluding that gold mineralization discovered to date at the Ten Mile Creek project appears to be associated with late-stage faults and fracture sets crosscutting regional foliation.  On the southernmost claims, arsenic values in-soil show a close correlation with higher gold values, while elsewhere on the property, arsenic values in-soil appear to be more broadly dispersed as haloes around higher gold values.  Solomon’s drilling also revealed more post-tectonic textures with mylonitization, crosscutting subidioblastic textures and milled pyrite with graphitic inclusions.

No Resource or Reserve has been defined within the Ten Mile Creek Property.

3.

Snowcap Gold Project

Wesgold Minerals Inc. (“Wesgold”), which recently listed on the TSX Venture Exchange, has an option to earn a 60% interest in the Company’s 100% owned Snowcap project in central Yukon, in consideration of issuing to the Company a total of 1,000,000 Wesgold common shares and incurring exploration expenditures of $1,000,000, over a four-year period.  The Company has received 600,000 Wesgold shares to date.  The Company and Wesgold have certain directors and officers in common.

In 2009, Wesgold completed airborne geophysics and soil geochemistry, which resulted in the identification of anomalous gold and mercury values in two of the alteration zones coincident with aeromagnetic lows over the volcaniclastic basins.  In late 2010, Wesgold completed four diamond drill holes totaling 420 meters at one of the alteration zones near the southern part of the Snowcap project to test for the source of the anomalous mercury and gold values in soil in an area of no outcrop.  The drill holes intersected variably altered volcanic and epiclastic rocks with irregular quartz, carbonate, and pyrite veining.

While assay results did not return gold values of economic interest, cinnabar mineralization and anomalous concentrations of antimony, arsenic, and mercury were encountered.  These pathfinder elements are considered by Wesgold management to be a highly favourable indicator of epithermal precious metal mineralization in this geological environment.  The source of the anomalous gold values in soil remains unexplained, and Wesgold is integrating the geological, geochemical and geophysical data to plan for more exploration work in 2011.

No Resource or Reserve has been defined within the Snowcap Gold Project.

4.

Rivier Property

In July 2010, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims.  Subsequently, the Company optioned a 60% interest in the Property to Emerick Resources Corp. (TSXV-ERC) (“Emerick”) in consideration of Emerick spending $1.0 million on exploration of the Property and issuing a total of 1.0 million shares to the Company over a period of three years, all subject to Emerick obtaining regulatory approval to the agreement.  The Company and Emerick have certain directors and officers in common.

The geological setting and anomalous geochemical values found at the Rivier Property are consistent with the possible presence of intrusion related and/or Listwanite hosted gold deposits.  The Property covers an area of roughly 4km by 9km over a series of anomalous gold + arsenic in stream sediment samples taken from streams that drain a Mid Cretaceous granitoid pluton, intruding siliciclastics of the Nasina subterrane and ultramafic rocks of the Slide Mountain Terrane.

Emerick plans to follow up last year’s soil sampling completed by the Company with detailed mapping, additional soil and rock geochemical sampling and regional geophysics, with the aim of identifying drill targets.

No Resource or Reserve has been defined within the Rivier Property.

Canada – Yukon Territory / USA - Alaska

Sixty Mile Project

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders in 2009 and early 2010, the Company has acquired interests in 945 claims in the Sixty Mile area of the Yukon Territory, Canada, as set out in the following map:

495000
500000
505000
510000
515000
520000
7105000
7100000
7095000
7090000
N
RADIUS
Sixty Mile
Claims
Figure: 2
UTM Zone: 7N
Datum: NAD 83
Scale: 1:25,000
0 1 2 3
Kilometers

As well, the Company located in April 2010 and recorded in May 2010, 30 mineral claims which are situate in western central Alaska adjacent to the Yukon Sixty Mile claim block and which form part of the Sixty Mile Project.  The Alaska claims are located approximately 80 km due west of Dawson, Yukon adjacent to the Alaska - Yukon border.

The Company has acquired a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

Historic soil sampling by Kennecott in the 1990s defined several arsenic/gold anomalies, including a coherent 1.5 km x 2 km-diameter, gold-arsenic soil anomaly on the south side of lower Miller Creek.  Mechanized trenching at the accessible southern edge of this anomaly revealed easterly striking sheeted mesothermal quartz veins returning 1.6 g/t gold over a 13 meter interval, similar in style to that found in other metasediment-hosted granite-related porphyry gold systems within the Tintina Gold Belt.

Radius announced in November 2010 the results of its 2010 exploration program which had two objectives:  (i) to discover the source of the placer gold mined from the creeks draining the hillsides of border ridge, an area of over 100 square kilometres (the “Thrust Fault Zone”), and (ii) to test the strongly altered volcanic rocks that are known to exist in the Sixty Mile valley (the “Graben Fault Zone”) for epithermal gold potential.  After conducting in the summer of 2010, airborne geophysics, geological mapping and extensive soil sampling programs, a preliminary drill program of seven holes, for a total of 1,607m, tested the two target areas.  Five holes (DDH10-1 to 5) were drilled into the meta-sediments.  Three of these holes intersected gold-bearing quartz/sulfide veins and veinlets hosted by quartzite units in the metasediments.

Two drill holes (DDH10-6 &7) targeted the altered volcanics in Graben Fault Zone.  Both intersected broad intervals of low grade gold mineralization associated with carbonate/sulfide veining in propylitic to argillic altered andesite.  Significant mineralized intercepts include:

Hole #	From (m)	To (m)	Length (m)	Gold (ppb)
DDH10-1	10.02	32.00	21.98	346

DDH10-2	35.65	76.43	40.78	414
including	35.65	43.28	7.63	1065
and
DDH10-2	223.60	249.94	26.34	342
including	241.40	243.00	1.60	2907

DDH10-3	35.05	45.72	10.67	461
DDH10-3	243.82	323.09	79.27	160

DDH10-6	12.19	86.87	74.68	327
including	49.84	56.39	6.55	1645

DDH10-7	88.39	146.67	58.28	329
DDH10-7	206.60	208.07	1.47	4458

Holes DDH10-4&5 tested separate structural targets at the Thrust Fault Zone with no significant gold results returned.

Orogenic gold mineralization has been identified within the brittle siliclastic metasediments.  The host units are extensive, and there are multiple beds of quartzite hosting cross cutting, gold bearing veins. With only 4 core holes drilled into this unit to date anomalous gold has been encountered over down-hole widths of up to 79m.  This unit appears to be the source of the extensive placer gold in the Sixty Mile region and management of the Company is of the view that further work on the target is warranted.

The epithermal target in the Graben Fault Zone also has excellent potential.  The altered volcanic rocks have been mapped, associated with the Sixty Mile graben fault, for a strike length of over 7km and over widths of 2km.  Holes DDH10-6 & 7 both returned strongly anomalous values over widths of up to 75m associated with argillic alteration.

The Company intends to conduct in 2011 an exploration program which is designed to confirm the economic potential of the two target Zones.  A minimum 5000 m diamond drilling program commenced in early June, initially focusing on the Graben Fault Zone.  A Controlled Source Audio Frequency Magnetotelluric (CSAMT) and Induced Polarization (IP) survey, also commenced in June, with the aim of identifying siliceous, possibly gold-bearing bodies hosted in the andesites.  A grid-based auger drill program is also underway, designed to collect bedrock samples beneath mined gravels and overburden for geochemical analysis and alteration studies to help focus the drilling.

A second rig will be mobilized to the property to drill test the second, thrust related gold discovery.

Option Terms

Pursuant to the option agreements with various landowners, the Company can acquire a 100% interest in the properties by paying a total of $837,300 cash and issuing a total of $688,000 worth of shares by August 31, 2013.  The owners will retain NSR royalties ranging from 2.5% to 3.0%.

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

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended December 31, 2010, 2009 and 2008 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 18 to the Consolidated Financial Statements.

Strategic Transactions

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

In May 2011, the Board of Directors of the Company approved a proposed spin out transaction (the “Spin Out”) whereby the Company will transfer all of its Yukon and Alaskan property assets and $1.0 million in cash to a new company (“Newco”) in return for Newco shares and warrants, the majority of which will then be distributed to the Company’s shareholders by way of a plan of arrangement.  The implementation of the Spin Out is subject to, among other things, approval by the Company’s shareholders, court approval and TSX Venture Exchange (“Exchange”) approval, including Exchange approval of the listing of the common shares of Newco on the Exchange.

The objective of the Spin Out is to maximize shareholder value by allowing the market to independently value geographically separate property portfolios.  The Spin Out will result in two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

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

a)

Mineral Properties

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the years ending December 31, 2008 and prior to, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received. Management believes that the revised treatment provides a more relevant and consistent depiction of the asset base of the Company prior to establishing the economic feasibility of its resource base. These changes have been applied retrospectively for all periods presented.

Consistent with prior periods, mineral property acquisition costs are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.

Options are exercisable entirely at the discretion of the optionee and, amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as mineral properties on the balance sheet and amounts received in excess are credited to gain from mineral property option agreements on the statement of operations.

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

b)

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

c)

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

d)

Financial Instruments

The Company has made the following designations of its financial instruments: cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; advances and other receivables and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

The classification of fair value measurements is based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The level within which the fair value measurement is categorized is based upon the lowest level of input that is significant to the measurement. The Company categorizes all of its financial instruments which are measured at fair value as Level 1. Level inputs are as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – significant observable inputs other than quoted prices included in Level 1

Level 3 – significant unobservable inputs

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

Future Accounting Change

International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies will converge with IFRS. AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  In response to these requirements, the Company has developed and executed an IFRS transition project plan.

IFRS Conversion

The Company’s IFRS conversion plan addressed matters including changes in accounting policies, IT and data systems, restatement of comparative periods, organizational and internal controls and any required changes to business processes.  To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the Company retained an external advisor.  The Company also reviewed its internal and disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.  Further, the Company has assessed the impact on IT and data systems and has concluded there will be no significant impact to applications arising from the transition to IFRS.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to retained earnings unless certain exemptions are applied.  IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.  Based on its analysis, management has made the following conclusions regarding the adoption of IFRS:

1)

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations for the comparative period (fiscal year 2010).  The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows.  The change in the Company’s reported financial position and results of operations on transition to IFRS relates to the adoption of the following IFRS standards:

•

IAS 12 Income Taxes – different treatment of flow-through shares

•

IAS 12 Income Taxes – different treatment of future income tax liability in a foreign subsidiary

•

IAS 38 Intangible Assets – different treatment of website development costs

2)

Management has modified its share based payments, income taxes, and asset retirement obligation accounting policies to conform with IFRS requirements.

3)

There are some financial statement presentation and disclosure changes on adoption of IFRS.  These will be reflected in the interim and annual financial statements in fiscal year 2011, beginning with the first quarterly report as at and for the period ended March 31, 2011.

Results of Operations

Year Ended December 31, 2010 compared to December 31, 2009

The net loss for the year ended December 31, 2010 was $5,123,701 compared to $1,210,725 for the year ended December 31, 2009, an increase of $3,912,976.  The current year exploration expenditures totalled $2,838,390 compared to $639,438 for the comparative year, an increase of $2,198,952.  The significant increase in exploration costs relate to the Company’s exploration programs conducted on the Sixty Mile Property in the Yukon and the Holly/Banderas Property in Guatemala.  Overall costs for the 2010 year were partially offset by a mineral property option payment received of $86,574 and a write-off of accounts payable and accrued liabilities of $52,500.  In contrast, the comparative year had a $224,110 write off of mineral property costs which more than offset the option payment income of $51,828 for that year.

General and administrative expenses for the year ended December 31, 2010 were $2,440,870 compared to $671,496 in the year ended December 31, 2009, an increase of $1,769,374.  Most of this increase is due to non-cash compensation charges of $1,612,792, relating to stock options issued to directors, officers, employees and consultants of the Company, recorded in the current year compared to only $2,426 in the comparative year.  Excluding this non-cash item, the current year’s corporate expenses were higher by $159,008.  Notable cost increases in the current year were $64,785 in salaries and wages, $54,157 in public relations, $36,743 in travel and accommodation, and $19,845 in transfer agent and regulatory fees.  Notable cost decreases were $10,652 in consulting fees and $7,818 in rent and utilities.  Cost increases are attributed to the increased exploration activity in Canada and Guatemala and efforts to promote the Company and secure private placement financings during the current year.

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

Mineral Properties

Year Ended December 31, 2010

During the year ended December 31, 2010, the Company incurred the following expenditures on its mineral properties:

Yukon/Alaska - $828,844 was incurred on acquisition costs and $2,016,987 on exploration.  Of the $828,844 in acquisition costs, $111,300 was the value of common shares issued pursuant to option agreements.  During the current year, the Company received an option payment on its Ten Mile Creek Property of $116,000, consisting of $100,000 cash and $16,000 in Solomon Resources Limited shares and received 400,000 shares of Wesgold as option payments on the Snowcap Property.  As a result, there were cost recoveries that reduced the carrying value of acquisition costs of the Ten Mile Creek Property and the Snowcap Property to nil.

Nicaragua - $55,992 was incurred on exploration.

Guatemala - $753,900 was incurred on exploration.

Mexico - $11,511 was incurred on miscellaneous exploration related costs.  The Company also received cash and shares from Fortuna with a combined value of $41,148 as a result of option payments received on its Tlacolula Property.

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

Per Share Losses

Both the net losses and losses per share decreased significantly from fiscal 2008 to 2009.  This was the result of significantly lower exploration activity and reduced general administrative expenses. Both the net losses and the losses per share increased from the fiscal 2009 to 2010 due mainly to an increase in exploration expenditures.  As the Company’s weighted average number of shares had not changed over 2008 to 2009 period, the loss per share has changed proportionately with the changes in the net losses from 2008 to 2009.  In fiscal 2010, both the net loss and weighted average number of shares increased significantly, with the higher net loss contributing to a greater loss per share in 2010.

B.

Liquidity and Capital Resources

Outlook

For the fiscal year ended December 31, 2010, the Company’s auditors have expressed substantial doubt about the Company’s ability to continue as a going concern as the Company had not yet achieved profitable operations, has accumulated losses of $46,280,912 since inception, and is expected to incur further losses in the development of its business.  However, as a result of the financings completed in 2010, the Company expects its current capital resources to be sufficient to cover its operating costs for the next twelve months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Year ended December 31, 2010 compared to December 31, 2009

The Company’s cash increased from approximately $0.50 million at December 31, 2009 to $7.72 million at December 31, 2010.  During 2010, the Company closed a private placement of 13 million units for gross proceeds of $4.55 million and two private placements totalling 11.41 million flow-through shares for gross proceeds of $6.29 million.  Since the flow-through proceeds are subject to the Canadian flow-through share program rules, the Company intends to spend such funds on eligible exploration activities on its Yukon properties.  As at December 31, 2010, the Company’s flow-through commitment is $4.35 million.  Proceeds from the non-flow-through private placement are intended to be used for exploration activities on the Company’s Holly/Banderas Project in Guatemala and for general working capital purposes.

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

E.

Off-balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$674,496	$210,389	$210,689	$216,504	$36,914
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0	0	0	0	0
Total	$674,496	$210,389	$210,689	$216,504	$36,914

(1)

Amount indicated is the office rent lease for the Company’s head office in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of June 17, 2011 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Vancouver, BC, Canada	Director, President and Chief Executive Officer	September 30, 1997
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
Ralph Rushton Vancouver, BC, Canada	Director & Vice-President, Corporate Development	May 2, 2003
Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
Craig Bow Beulah, Colorado, USA	Director	January 28, 2006 (previously a director of Radius Explorations Ltd. from July 17, 2001 to July 1, 2004)
Kevin Bales Delta, BC, Canada	Chief Financial Officer	July 23, 2009
Tim Osler Vancouver, BC, Canada	Secretary	May 7, 1998

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway, Age 62 – President, Chief Executive Officer and Director

Mr. Simon Ridgway is an exploration financier with 19 years’ experience financing and managing exploration companies operating in North, Central and South America.  Mr. Ridgway began his career prospecting for gold in the Yukon Territory where he learned the value added approach of grass roots exploration.  A firm believer in the gold potential of Central America, his practical, low cost approach to exploration management has led to major discoveries in Honduras and Guatemala.  He is a director of Emerick Resources Corp., Focus Ventures Ltd. and Fortuna Silver Mines Inc., all publicly-traded resource companies.

Mario Szotlender, Age 50 - Director

Mr. Szotlender holds a degree in international relations and is fluent in several languages.  He has successfully directed Latin American affairs for numerous private and public companies over the past 25 years, specializing in developing new business opportunities and establishing relations within the investment community.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980's.

He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he also was President.  Mr. Szotlender is a Director of Endeavour Silver Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., Iron Creek Capital Corp. and Magellan Minerals Ltd., all publicly-trade resource companies  He also consults to other public companies, and to several private exploration companies.

Ralph Rushton, Age 48 – Vice President, Corporate Development and Director

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver. With 15 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe, Mr. Rushton’s current responsibilities include corporate development work and investor relations, and maintaining the Company’s links with senior mining companies.  He is also a director of Emerick Resources Corp., Wesgold Minerals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies.

Bradford Cooke, Age 56 - Director

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

Craig Bow, Age 61 - Director

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

Kevin Bales, Age 44 – Chief Financial Officer

Mr. Bales has 16 years of financial reporting experience in mining and information technology industries.  He currently serves as Chief Financial Officer for several public junior exploration companies with operations in Canada, the United States, Central America and South America.  Mr. Bales holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also CFO of Emerick Resources Corp., Focus Ventures Ltd., Iron Creek Resources Corp. and Western Pacific Resources Corp., all publicly-traded resource companies.

Tim Osler, Age 59 - Secretary

Mr. Tim Osler, B.Sc., owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently producing.  Mr. Osler is currently a director of Focus Ventures Ltd., Iron Creek Capital Corp. and Wesgold Minerals Inc., all publicly-traded resource companies.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation.

Directors and senior management are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2010, the Company paid to its Directors and senior management the following amounts:

Name	Position	Amount

Simon Ridgway (1)	President & Chief Executive Officer	$ 60,000
Kevin Bales	Chief Financial Officer	$ 26,718
Ralph Rushton	Vice-President, Corporate Development	$ 59,704
David Cass (2)(3)	Vice-President, Exploration	$ 30,000
Tim Osler	Secretary	$ 22,630
Craig Bow (4)	Director	$ 3,170

(1)

Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

Paid to Condor Pacific Consulting Inc., a private company owned by David Cass and his spouse.

(3)

Mr. Cass ceased as Vice-President, Operations on October 21, 2010.

(4)

For geological consulting services.

The following stock options were granted to the Company’s directors and senior management during the fiscal year ended December 31, 2010:

Name	Position	No. of Options	Exercise Price	Expiry Date

Simon Ridgway	President & Chief Executive Officer	200,000	$0.29	Jan. 7, 2020
		220,000	$0.69	Sept. 23, 2020
Ralph Rushton	Vice-President, Corp. Development	200,000	$0.29	Jan. 7, 2020
		100,000	$0.69	Sept. 23, 2020
Kevin Bales	Chief Financial Officer	150,000	$0.29	Jan. 7, 2020
		100,000	$0.69	Sept 23, 2020
Tim Osler	Secretary	50,000	$0.29	Jan. 7, 2020
		100,000	$0.69	Sept. 23, 2020
Mario Szotlender	Director	125,000	$0.29	Jan. 7, 2020
		100,000	$0.69	Sept. 23, 2020
Bradford Cooke	Director	125,000	$0.29	Jan. 7, 2020
		100,000	$0.69	Sept. 23, 2020
Craig Bow	Director	125,000	$0.29	Jan. 7, 2020
		100,000	$0.69	Sept. 23, 2020

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of June 17, 2011 by the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	300,000 200,000 220,000 720,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
Mario Szotlender	100,000 125,000 100,000 325,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
Ralph Rushton	150,000 200,000 100,000 450,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
Bradford Cooke	100,000 125,000 100,000 325,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
Craig Bow	100,000 125,000 100,000 325,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020

Kevin Bales	130,000 100,000 230,000	$0.29 $0.69	January 7, 2020 September 23, 2020
Tim Osler	50,000 30,000 100,000 180,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
TOTAL:	2,555,000

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held no later than December 31, 2011.

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

Compensation Committee

The Compensation Committee of the Company is comprised of Mario Szotlender, Bradford Cooke and Craig Bow, all of whom are independent of management.  The Compensation Committee Charter provides that the function of the Compensation Committee is to assist the Board in discharging its oversight responsibilities relating to compensation, including the compensation of key senior management employees of the Company.

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

D.

Employees.

As at December 31, 2010, the Company had 14 employees, 10 in the Vancouver office and 4 in Guatemala and Nicaragua.  Eleven employees provide administrative services and 3 employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of June 17, 2011, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature(1)	Percentage of Class(1)
Common	Simon Ridgway Vancouver, BC	5,238,952 (2)	6.4%
Common	Mario Szotlender Caracas, Venezuela	2,033,231 (3)	2.5%
Common	Ralph Rushton Vancouver, BC	526,000(4)	0.7%
Common	Bradford Cooke North Vancouver, BC	450,000(5)	0.56%
Common	Craig Bow Beulah, Colorado, USA	325,000(6)	0.4%
Common	Kevin Bales Delta, BC	230,000(7)	0.3%
Common	Tim Osler Vancouver, BC	563,845(8)	0.7%
Common	All Directors and Senior Management as a group (7 individuals)	9,367,028	11.5%

(1)

Based on 80,191,101 shares outstanding as at June 17, 2011, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

1,220,000 of these shares represent currently exercisable warrants and stock options.  607,640 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

(3)

539,285 of these shares represent currently exercisable warrants and stock options.

(4)

450,000 of these shares represent currently exercisable stock options.

(5)

350,000 of these shares represent currently exercisable warrants and stock options.

(6)

All of these shares represent currently exercisable stock options.

(7)

All of these shares represent currently exercisable stock options.

(8)

180,000 of these shares represent currently exercisable stock options.

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

As at June 17, 2011, there were 5,450,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable by the shareholder within 60 days from June 17, 2011.  To the best of the Company’s knowledge, as of June 17, 2011 the only major shareholder in the Company is Simon Ridgway who holds 5,238,952 shares, or 6.4%.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of June 17, 2011, there were 80,191,101 shares of the Company outstanding, of which approximately 1,777 U.S. holders of record or beneficial holders, held a total of 6,548,298 shares (8.1%).  The number of beneficial holders was determined based on a review of the number of holders represented by Broadridge Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

The Company and PilaGold Inc. amalgamated and continued as one company pursuant to the provisions of the British Columbia Business Corporations Act on July 1, 2004.  Certain of the directors and officers of the Company were directors, officers and/or shareholders of PilaGold Inc.

Effective as at the Amalgamation date of July 1, 2004, the Company agreed to pay to Mill Street Services Ltd. $16,000 per month for Mr. Ridgway’s services as President of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  During 2010, Mill Street billed portions of this fee to other public companies of which Mr. Ridgway is a director for his services rendered to those companies and the portion billed to the Company was $5,000 per month.

During the fiscal year ended December 31, 2010, the Company paid an aggregate of $251,051 to directors, officers and companies which have common directors with the Company for consulting, management and administrative services.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  In early 2008, the Company’s auditor, Amisano Hanson, was acquired by BDO Canada LLP, Chartered Accountants, which continued at the Company’s auditor.  An auditor’s report of BDO Canada LLP with respect to the fiscal years ended December 31, 2010, 2009 and 2008 and the balance sheets as at December 31, 2010 and 2009, are included herein immediately preceding the consolidated financial statements.

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

Effective December 22, 2004, the Company’s shares began trading on the U.S. Over-the-Counter Bulletin Board (“OTCBB”) under the trading symbol RDUFF.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSXV and the OTCBB for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2011 fiscal year, and (c) for each of the six months from December 2010 to May 2011.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
2010	$0.97	$0.20	$0.97	$0.17
2009	$0.28	$0.09	$0.33	$0.06
2008	$0.58	$0.04	$0.57	$0.02
2007	$0.78	$0.39	$0.77	$0.36
2006	$0.95	$0.31	$0.86	$0.28

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2011
Period Ended	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
March 31, 2011	$0.92	$0.53	$0.93	$0.54
December 31, 2010	$0.97	$0.50	$0.97	$0.53
September 30, 2010	$0.82	$0.28	$0.78	$0.25
June 30, 2010	$0.41	$0.28	$0.43	$0.27
March 31, 2010	$0.46	$0.20	$0.43	$0.17

December 31, 2009	$0.28	$0.18	$0.27	$0.15
September 30, 2009	$0.24	$0.14	$0.33	$0.11
June 30, 2009	$0.28	$0.15	$0.27	$0.08
March 31, 2009	$0.22	$0.09	$0.17	$0.06

High and Low Prices for the Most Recent Six Months
	TSXV (CAD$)		OTCBB (US$)
Period	High	Low	High	Low
May 2011	$0.74	$0.44	$0.78	$0.48
April 2011	$0.84	$0.58	$0.88	$0.59
March 2011	$0.65	$0.53	$0.66	$0.54
February 2011	$0.79	$0.59	$0.79	$0.60
January 2011	$0.92	$0.67	$0.93	$0.68
December 2010	$0.97	$0.91	$0.87	$0.69

On June 17, 2011, the closing price of the Common Shares was $0.55 per Common Share on TSXV and US$0.59 per Common Share on the OTCBB.  During the last three years, the Common Shares have not been subject to any trading suspensions.

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

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010.  Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

As at December 31, 2010, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F annual report.

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

Item 16C.

Principal Accountant Fees and Services

The chart below sets forth the total amounts billed the Company by BDO Canada LLP during the Company’s fiscal years ended December 31, 2010 and 2009, and breaks down these amounts by category of service:

	Years ended December 31
	2010	2009
Audit:	$95,000	$81,849
Audit Related:	-	-
Tax (tax return preparation)	$6,200	$2,500
All Other Fees	-	551
Total	$101,200	$84,900

“Audit” is the aggregate amount billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2010, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

PART II

Item 17.

Financial Statements

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 18 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of BDO Canada LLP, Chartered Accountants is included herein immediately preceding the Consolidated Financial Statements.

Item 18.

Financial Statements.

Not Applicable

Item 19.

Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Report of Independent Registered Public Accounting Firm of BDO Canada LLP, Chartered Accountants
- Consolidated Balance Sheets as at December 31, 2010 and 2009
- Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008
- Consolidated Statements of Deficit and Comprehensive Loss for the years ended December 31, 2010, 2009 and 2008
- Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
- Notes to the Consolidated Financial Statements of the Company for the years ended December 31, 2010 and 2009

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1 (1)	Certificate of Amalgamation and Articles of the Company dated July 1, 2004.
4 (2)	Agreement dated June 2, 2008 between the Company and Kappes, Cassiday & Associates.
4 (3)	Agreement dated December 23, 2009 between the Company and B2Gold Corp.
8 (4)	List of Subsidiaries
18	Letter Regarding Accounting Policy Change
31.1	Section 302 Certification of the President, C.E.O. and C.F.O.
32.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated July 13, 2005.

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated May 27, 2009.

(3)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated June 30, 2011.

(4)

See Item 4, Organizational Structure, herein.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Radius Gold Inc.

We have audited the accompanying financial statements of Radius Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Radius as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years ended in the three-year period ended December 31, 2010 in accordance with Canadian Generally Accepted Accounting Principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which indicates that the Company incurred accumulated losses of $46,280,912 since inception and is expected to incur further losses in the development of its business.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt upon the Company’s ability to continue as a going concern.

(signed) “BDO Canada LLP”

Chartered Accountants

April 28, 2011

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(Expressed in Canadian Dollars)

	2010	2009
ASSETS

CURRENT
Cash and cash equivalents	$ 7,715,347	$ 499,266
Marketable securities (Note 4)	994,609	1,715,650
Advances and other receivables (Note 7)	303,610	111,706
Taxes receivable	95,504	9,945
Due from related parties (Note 7)	176,508	152,948
Prepaid expenses and deposits	145,148	52,829
	9,430,726	2,542,344

LONG-TERM DEPOSITS	23,881	23,881
PROPERTY & EQUIPMENT (Note 5)	226,469	183,220
MINERAL PROPERTIES (Note 6)	5,031,735	4,293,592

	$ 14,712,811	$ 7,043,037

LIABILITIES and SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities (Note 7)	$ 547,978	$ 246,549

FUTURE INCOME TAX LIABILITY (Note 13)	122,000	122,000
	669,978	368,549

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	53,657,762	42,587,194
CONTRIBUTED SURPLUS (Note 8)	5,966,627	4,332,232
DEFICIT	(46,280,912)	(41,157,211)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)	699,356	912,273
	14,042,833	6,674,488

	$ 14,712,811	$ 7,043,037

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Commitments (Notes 8 and 12)

Subsequent Event (Notes 6 and 16)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                              , Director

      “Mario Szotlender:                      , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008
(Expressed in Canadian Dollars)

	2010	2009	2008

EXPLORATION EXPENDITURES	$ 2,838,390	$ 639,438	$ 3,655,231

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	49,655	54,540	88,609
Consulting fees (Note 7)	30,000	40,652	69,346
Donations	2,000	-	772
Legal and audit fees	133,896	126,842	107,910
Management fees (Note 7)	60,000	60,000	60,000
Non-cash compensation charge (Note 8)	1,612,792	2,426	165,219
Office and miscellaneous	46,344	44,779	66,651
Public relations	97,979	43,822	83,020
Rent and utilities	25,105	32,923	39,703
Repair and maintenance	6,549	9,817	25,206
Salaries and wages	247,271	182,486	275,052
Telephone and communications	12,300	12,818	23,269
Transfer agent and regulatory fees	34,936	15,091	15,580
Travel and accommodation	82,043	45,300	103,601
	2,440,870	671,496	1,123,938
Loss before other items	(5,279,260)	(1,310,934)	(4,779,169)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	10,106	(46,477)	106,022
Gain on sale of properties (Note 6)	-	7,649	-
Gain (loss) on disposal of property and equipment	4,365	56,908	(31,520)
Gain (loss) on sale of marketable securities	1,213	16,045	(86,145)
Gain from mineral property option agreements	86,574	51,828	-
Investment income	34,275	49,405	179,789
Write-off of prepaid expenses and deposits	(3,208)	(3,039)	(18,352)
Write-off of accrued liabilities	52,500	-	-
Write-off of mineral properties costs	-	(224,110)	(149,947)
Loss before income taxes	(5,093,435)	(1,402,725)	(4,779,322)

Future income tax recovery (expense) (Note 13)	(30,266)	192,000	-

Net loss for the year	$ (5,123,701)	$ (1,210,725)	$ (4,779,322)

BASIC AND DILUTED LOSS PER SHARE	$(0.08)	$(0.02)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	65,030,359	53,548,488	53,548,488

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008
(Expressed in Canadian Dollars)

	2010	2009	2008

Deficit, beginning of the year
As previously reported	$ (41,157,211)	$ (39,946,486)	$ (25,045,176)
Prior period adjustment (Note 2)	-	-	(10,121,988)
As restated	(41,157,211)	(39,946,486)	(35,167,164)
Net loss for the year	(5,123,701)	(1,210,725)	(4,779,322)
Deficit, end of the year	$ (46,280,912)	$ (41,157,211)	$ (39,946,486)

Net Loss	$ (5,123,701)	$ (1,210,725)	$ 4,779,322)
Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale marketable securities (Note 4)	(212,917)	956,004	(8,692)
COMPREHENSIVE LOSS	$ (5,336,618)	$ (254,721)	$ (4,788,014)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008
(Expressed in Canadian Dollars)
	2010	2009	2008
OPERATING ACTIVITIES
Net loss for the year	$ (5,123,701)	$ (1,210,725)	$ (4,779,322)
Items not involving cash:
Amortization	49,655	54,540	88,609
Gain from mineral property option agreements	(86,574)	-	-
Gain on sale of properties	-	(7,649)	-
Loss (gain) from disposal of property and equipment	(4,365)	(56,908)	31,520
Unrealized foreign exchange	-	(61,078)	(8,494)
Settlement of severance payment	-	-	4,936
Write off of prepaid expenses and deposits	3,208	3,039	18,352
Write off of mineral properties costs	-	224,110	149,947
Write off of VAT receivable	-	36,329	-
Write off of accrued liabilities	(52,500)	-	-
Loss (gain) on disposal of investments	(1,213)	(16,045)	86,145
Future income tax expenses (recovery)	30,266	(192,000)	-
Non-cash compensation charge	1,612,792	2,426	165,219
	(3,572,432)	(1,223,961)	(4,243,088)
Changes in non-cash working capital items:
Advances and other receivables	(191,904)	(21,577)	(32,729)
Taxes receivable	(83,562)	454	17,520
Prepaid expenses	(95,527)	(3,400)	(12,237)
Due from related parties	(23,560)	221,281	(118,379)
Accounts payable and accrued liabilities	352,047	22,732	(44,354)
	(3,614,938)	(1,004,471)	(4,433,267)
INVESTING ACTIVITIES
Purchase of marketable securities and investments	-	-	(2,929,277)
Expenditures on mineral property acquisition costs	(717,544)	(245,372)	(123,528)
VAT recoverable	-	-	(19,067)
Gain from mineral property option agreements	120,574	-	-
Proceeds from sale of mineral properties	-	92,059	-
Proceeds from sale of assets	28,199	58,441	47,520
Proceeds from sale of marketable securities and investments	539,299	871,539	5,972,395
Purchase of property & equipment	(116,738)	(14,246)	(149,460)
	(146,210)	762,421	2,798,583
FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	10,980,871	-	-
Foreign exchange on opening cash and cash equivalents	(3,642)	(31,673)	29,159
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR	7,216,081	(273,723)	(1,605,525)
Cash and cash equivalents, beginning of year	499,266	772,989	2,378,514
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,715,347	$ 499,266	$ 772,989

Supplemental cash flow information - Note 6 and 9

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central America and Canada.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2010, the Company had not yet achieved profitable operations, has accumulated losses of $46,280,912 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

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

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A., Exploraciones Mineras de Guatemala S.A., and Recursos Del Golfo, companies incorporated under the laws of Guatemala;

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

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation – (cont’d)

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

vi)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico and

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at fair market value as they are considered available-for-sale.

d)

Mineral Properties

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the years ending December 31, 2008 and prior to, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received. Management believes that the revised treatment provides a more relevant and consistent depiction of the asset base of the Company prior to establishing the economic feasibility of its resource base. These changes have been applied retrospectively for all periods presented.

Consistent with prior periods, mineral property acquisition costs are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.

Options are exercisable entirely at the discretion of the optionee and, amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as mineral properties on the balance sheet and amounts received in excess are credited to gain from mineral property option agreements on the statement of operations.

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

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

d)

Mineral Properties – (cont’d)

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

Field equipment

30% declining balance

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

For the years ended December 31, 2010, 2009 and 2008, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 14,294,696 (2009: 4,270,000; 2008: 5,025,000) were not included in the computation of loss per share because their effect was anti-dilutive.

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

h)

Flow-through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Upon renunciation to the shareholders, the Company reduces share capital and records a future income tax liability for the amount of tax deduction renounced to shareholders at the date of filing with the tax authority.

i)

Foreign Currency Translation

These consolidated financial statements are measured and expressed in Canadian dollars.  Integrated foreign operations are translated using the temporal method, whereby monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

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

At December 31, 2010 and 2009, the fair value of the mineral properties site restoration costs is not significant.

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

m)

Financial Instruments

The Company has made the following designations of its financial instruments: cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; advances and other receivables and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

The classification of fair value measurements is based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The level within which the fair value measurement is categorized is based upon the lowest level of input that is significant to the measurement. The Company categorizes all of its financial instruments which are measured at fair value as Level 1. Level inputs are as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – significant observable inputs other than quoted prices included in Level 1

Level 3 – significant unobservable inputs

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

n)

Financial Instruments Value-added Taxes Recoverable

The Company incurred value-added taxes (“VAT”) in Mexico during the years ended December 31, 2010 and 2009 which relates to mineral property expenditures and other expenses.  Due to the uncertainty surrounding the collection, the Company has included the VAT in exploration expenditures.

3.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 in the financial statements for the year ended December 31, 2011. The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

3.

Future Accounting Changes – (cont’d)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

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

4.

Marketable Securities and Portfolio Investments

Marketable securities are recorded at fair market value as they are classified as available-for-sale financial instruments.  As of December 31, 2010, marketable securities consisted of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 7,813 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 600,000 common shares in Wesgold Minerals Inc. (“Wesgold”), all public companies with common directors or officers, and 600,000 common shares in Solomon Resources Limited (“Solomon”).

As of December 31, 2010, all the Company’s portfolio investments has been disposed of. As at December 31, 2009 portfolio of marketable securities consists of short term notes with a yield range of .21% - 0.95%, Canadian provincial government bonds with a yield of 3.55%, corporate bonds with a yield range of 0.61% - 7.86%, pool fund bonds with a yield range of 3.97% - 4.76%, and preferred equities with a yield range of 4.43% - 7.27%.

As at December 31, 2010, the carrying amount for the marketable securities was $994,609 (2009: $1,715,650).  An unrealized loss of $212,917 was recorded in other comprehensive income (2009: gain of $956,004; 2008: loss of $8,692).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

5.

Property and Equipment

	2010
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 21,328	$ 17,246	$ 4,082
Trucks	259,918	187,968	71,950
Computer equipment	191,418	136,714	54,704
Furniture and equipment	43,452	16,908	26,544
Geophysical equipment	91,494	31,174	60,320
Field equipment	2,480	372	2,108
Website	14,233	7,472	6,761
	$ 624,323	$ 397,854	$ 226,469

	2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 16,044	$ 1,686
Trucks	299,597	209,055	90,542
Computer equipment	173,178	117,200	55,978
Furniture and equipment	31,558	12,330	19,228
Geophysical equipment	36,178	23,008	13,170
Website	8,433	5,817	2,616
	$ 566,674	$ 383,454	$ 183,220

Amortization for property and equipment for the year ended December 31, 2010 was $49,655 (2009: $54,540; 2008: $88,609).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties

	Guatemala	Nicaragua	Peru	Canada	Total
Balance, December 31, 2008	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912
Cash	-	-	62,059	183,313	245,372
Acquisition costs recovered	-	-	(62,059)	(101,523)	(163,582)
Write-off acquisition costs	-	-	(210,566)	(13,544)	(224,110)
Balance, December 31, 2009	4,142,864	82,482	-	68,246	4,293,592
Shares	-	-	-	111,300	111,300
Cash	-	-	-	717,544	717,544
Acquisition costs recovered	-	-	-	(90,701)	(90,701)
Balance, December 31, 2010	$ 4,142,864	$ 82,482	$ -	$ 806,389	$ 5,031,735

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

Canada

i)

Ten Mile Creek Property - Yukon Territory

The Ten Mile Creek Property, Yukon is comprised of 323 claims, of which 269 claims were acquired by the Company in April 2009 by staking, and 54 claims (the “Optioned Claims”) were optioned to the Company in June 2009.  The Company has the option to earn a 100% interest in the Optioned Claims in consideration of conducting an initial sampling program of $70,000 (completed) and cash and share payments to the property owner according to the following schedule:

a)

$25,000 on signing of the agreement (paid);

b)

$50,000 on or before May 31, 2010 (paid);

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

In September 2009, the Company optioned its interests in the Ten Mile Creek Property to Solomon Resources Limited (“Solomon”).  Solomon can earn a 51% interest in the Property by spending $2.5 million on exploration and making staged cash and share payments to the Company of $500,000 cash and 1 million shares of Solomon over three years according to the following schedule:

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

A)

Canada – (cont’d)

i)

Ten Mile Creek Property - Yukon Territory – (cont’d)

a)

500,000 shares upon TSX Venture Exchange (“TSX-V”) approval of the transaction (received);

b)

$100,000 cash and 100,000 common shares by May 21, 2010 (received), and spending $350,000 during the 2010 exploration season (expended);

c)

$150,000 cash and 150,000 common shares by May 21, 2011, and spending $650,000 during the 2011 exploration season; and

d)

$250,000 cash and 250,000 common shares by May 21, 2012, and spending $1,500,000 during the 2012 exploration season.

Upon completion of the earn-in, a 51/49 joint venture will be formed between Solomon and the Company.

ii)

Gold Run Property - Yukon Territory

In June 2009, the Company was granted the option to earn a 100% interest in the Gold Run Property, Yukon which consists of 26 claims, in consideration of conducting an initial sampling program of $50,000 (completed) and cash and share payments to the property owner over a period of four years, of which the Company paid $10,000 on signing of the agreement.

During the year ended December 31, 2009, management of the Company decided to terminate its option on the property and wrote-off $13,544 in acquisition costs.

iii)

Sixty Mile Area -Yukon Territory & Alaska

The Sixty Mile Property straddles the Yukon/Alaska border and consists of 945 claims as at December 31, 2010.  670 claims were acquired by the Company by staking or purchase from third parties, of which 640 claims are located in the Yukon and 30 claims in Alaska.

In 2009 and 2010, the Company entered into agreements with various landowners whereby it has the option to acquire a 100% interest in 275 of the Yukon claims in consideration of cash payments totaling $837,300 and the issuance of a total of $688,000 worth of shares of the Company, over a four-year period.  Up to December 31, 2010, the Company has made option payments totaling $253,600 cash and issued 197,509 shares with a fair value of $91,800, and the Company completed its earn-in to acquire 18 of the optioned claims.

After completing the cash payments and share issuances pursuant to the option agreements, the Company must pay annual advance royalty payments totaling $204,000 to the property owners until such time as commercial production on the applicable property is achieved, at which time the property owner(s), as applicable, shall be entitled to NSR royalties ranging from 2.5% to 3.0%.

iv)

Snowcap Property -Yukon Territory

In 2009, the Company staked 198 claims in the Whitehorse Mining District, Yukon known as the Snowcap Property. By an agreement dated November 8, 2009, as amended, the Company granted to Wesgold Minerals Inc. (“Wesgold”) the option to acquire 60% interest in the Property in consideration of issuing to the Company an aggregate of 1,000,000 Wesgold common shares and incurring exploration expenditures of $1,000,000, over a four-year period according to the following schedule:

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

A)

Canada – (cont’d)

iv)

Snowcap Property – Yukon Territory – (cont’d)

a)

200,000 shares upon signing (received);

b)

$100,000 in exploration expenditures by December 31, 2009 (expended);

c)

200,000 shares upon public listing of Wesgold (received);

d)

200,000 shares and $200,000 in exploration expenditures by December 31, 2010 (shares received and expenditures incurred);

e)

200,000 shares and $300,000 in exploration expenditures by October 30, 2011; and

f)

200,000 shares and $400,000 in exploration expenditures by October 30, 2012.

The Company and Wesgold have common directors and officers.  The Company and Wesgold are related parties and the transaction has been accounted for at its carrying amount.

v)

Rivier Property - Yukon Territory

During the year ended December 31, 2010, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims. In order to exercise the option, the Company must pay to the property owner a total of $175,000 cash and issue a total of 200,000 shares over four years according to the following schedule:

a)

$25,000 cash and 25,000 common shares upon signing (cash paid and shares issued);

b)

$10,000 cash and 25,000 common shares on or before July 18, 2011;

c)

$20,000 cash and 50,000 common shares on or before July 18, 2012;

d)

$40,000 cash and 50,000 common shares on or before July 18, 2013; and

e)

$80,000 cash and 50,000 common shares on or before July 18, 2014.

Subsequent to the year end, the Company optioned its interests in the Rivier Property to Emerick Resources Corp. (“Emerick”).  Emerick can earn a 60% interest in the Property by spending $1 million on exploration and making staged share payments to the Company totaling 1 million shares over three years according to the following schedule:

a)

100,000 shares upon TSX-V approval;

b)

200,000 shares and $250,000 in exploration expenditures by December 31, 2011;

c)

200,000 shares and $500,000 in exploration expenditures by December 31, 2012; and

d)

500,000 shares and $250,000 in exploration expenditures by December 31, 2012.

The Company and Emerick have common directors and officers.

vi)

Regional Exploration

During the year ended December 31, 2010, the Company acquired by staking:

a)

550 claims by staking in the Mayo Mining District, Yukon known as the Scarlet Property;

b)

462 claims by staking in the Dawson Mining District, Yukon known as the Newt Property; and

c)

94 claims by staking in the Dawson Mining District, Yukon known as the Face Property.

During the year ended December 31, 2009, the Company staked 83 mineral claims east of Prince George, British Columbia. The mineral claims were then sold for net proceeds of $7,649.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

B)

Guatemala

i)

Tambor

The Tambor Project consists of six 100% owned concessions located in south-central Guatemala covering a total of 6,117 hectares, as follows:

a)

La Laguna Derivada – exploitation licence applied for October 2009.

b)

Carlos Antonio Derivada – exploitation licence applied for November 2009; ownership subject to a 2.5% net smelter returns royalty.

c)

Santa Margarita Derivada – exploitation licence applied for January 2009; ownership subject to a 2.5% net smelter returns royalty.

d)

Progreso VII Derivada – exploitation licence applied for October 2008; ownership subject to a 4.0% net smelter returns royalty, of which one-half may be purchased by the Company for US$2.0 million.

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

a)

US$1,000,000 by June 2, 2009 (expended);

b)

US$1,500,000 by June 2, 2010 (expended);

c)

US$1,500,000 by June 2, 2011; and

d)

US$2,500,000 by June 2, 2012.

ii)

Banderas

The Company holds a 100% interest in the Banderas Project which, as at December 31, 2010, consisted of nineteen exploration concessions (one granted and eighteen applications for title pending) covering a total of 175,676 hectares.  Subsequent to December 31, 2010, one additional exploration concession covering 6,154 hectares was applied for.

iii)

Geothermal Permits

In 2010, the Company applied for eight geothermal temporary use permits in Guatemala.  The total area under application is 216,000 hectares.

In November 2010, the Company entered into a letter of intent with Molten Power Corp. (“Molten”) to grant Molten an option to earn 100% interest in the geothermal concessions.  As of December 31, 2010 due diligence is still being conducted and the terms of the option agreement have not been finalized.

iv)

Regional Exploration

During 2008, 2009 and 2010, the Company conducted property investigation work on other properties.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

C)

Nicaragua

i)

Natividad (El Pavon)

The Company owns a 100% interest in the Natividad Project which consists of one granted exploration concession covering 1,301 hectares.

ii)

Trebol

The Company owns a 100% interest in the Trebol Project which consists of three granted exploration concessions covering a total of 57,698 hectares.

iii)

San Pedro

In 2008, the Company had relinquished the concession comprising the San Pedro Project, and in 2009, applied for two new exploration concessions covering a total of 26,132 hectares in the same area.  The concessions were granted in 2010.

Option to B2Gold Corp

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in the Company’s mineral property portfolio in Nicaragua.   The agreement with B2Gold consists of three parts:

1.

Natividad, Trebol, and San Pedro Properties (the “Properties”)

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

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

D)

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

In September 2009, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property, which includes a commitment to drill 1,500 meters within 3 years, and making staged annual payments of US$250,000 cash and US$250,000 in common stock according to the following schedule:

a)

US$20,000 cash and $20,000 cash equivalent in shares upon regulatory approval (received);

b)

US$30,000 cash and $30,000 cash equivalent in shares by the first year anniversary (received subsequent to December 31, 2010);

c)

US$50,000 cash and $50,000 cash equivalent in shares by the second year anniversary;

d)

US$50,000 cash and $50,000 cash equivalent in shares by the third year anniversary; and

e)

US$100,000 cash and $100,000 cash equivalent in shares by the fourth year anniversary.

The Company and Fortuna have two common directors. The Company and Fortuna are related parties and the transaction has been accounted for at its carrying amount.

ii)

Regional Exploration and Other Properties

During 2008, the Company conducted exploration work on various other concessions in Mexico, all of which had been relinquished as at December 31, 2008 as management was not planning any further work thereon.

E)

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

During the year ended December 31, 2009, the Company and IMC terminated their option on the Rubi Property and the Company wrote off $210,566 in acquisition costs towards this property.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

E)

Peru – (cont’d)

ii)

Nueva California

In March 2009, the Company was granted an option to acquire 100% interest in the Nueva California gold property located in north-central Peru in consideration of incurring US$3 million in exploration and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years, of which US$50,000 was paid on signing.

In March 2009, the Company assigned the option to Focus Ventures Ltd. (“Focus”) whereby Focus assumes all of the Company’s obligations under the Option agreement. As consideration the Company received 1,000,000 common shares of Focus, US$50,000 cash and a 1.5% net smelter return royalty on the Property. Subsequent to the year end, Focus terminated the Option Agreement.

The Company and Focus have common directors and officers.

iii)

Artemisas Property

In November 2007, the Company was granted an option to acquire a 70% interest in the Artemisas Property, Peru.  After conducting exploration work on the Property in 2008, management of the Company decided no further work was warranted, and the Company relinquished the option.

iv)

Charpal Property

In January 2008, the Company was granted an option to acquire a 100% interest in the Charpal Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the option prior to December 31, 2008.  During the year ended December 31, 2008, the Company wrote-off $36,817 in acquisition costs.

v)

Apurimac Property

In 2008, the Company acquired a 100% interest in the Apurimac Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the property prior to year end.

vi)

Regional exploration

During 2008 and 2009, the Company conducted property investigation work on other properties.

F)

Ecuador

In November 2006, the Company was granted the option to acquire a 70% interest in the Cerro Colorado Property which consists of two concessions located in Southern Ecuador. In order to earn the interest the Company was required to make cash payments totalling US$1,000,000, of which US$100,000 was paid, and incur exploration expenditures of US$3,000,000 within three years.

During the year ended December 31, 2008, the Company wrote off $113,130 in acquisition costs.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

7.

Related Party Transactions

In addition to related party transactions disclosed elsewhere in the consolidated financial statements, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	2010	2009	2008
Expenses:
Management fees	$ 60,000	$ 60,000	$ 60,000
Consulting	30,000	31,031	38,372
Mineral property costs:
Geological consulting fees	3,170	13,750	199,200
	$ 93,170	$ 104,781	$ 297,572

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $26,384 (2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $176,508 (2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $19,356 (2009: $17,363) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital

a)

Authorized:  Unlimited common shares without par value

b)

Issued:

	Number of		Contributed
	Shares	Amount	Surplus

Balance, December 31, 2008	53,548,488	$ 42,587,194	$ 4,329,806
Non-cash compensation charge	-	-	2,426
Balance, December 31, 2009	53,548,488	42,587,194	4,332,232
Shares issued for private placements	24,406,143	10,842,764	-
Shares issued for finders’ fees	953,549	415,404	-
Shares issued for property acquisition	222,509	111,300	-
Share issuance costs	-	(692,175)	159,128
Exercise of stock options	460,000	187,100	-
Exercise of warrants	136,850	68,650	-
Transfer of contributed surplus on exercise of options	-	137,282	(137,282)
Transfer of contributed surplus on exercise of warrants	-	243	(243)
Non-cash compensation charge	-	-	1,612,792
Balance, December 31, 2010	79,727,539	$ 53,657,762	$ 5,966,627

As part of option payments relating to portions of the Sixty Mile Property, the Company issued 50,633 shares on March 16, 2010, 79,309 shares on August 26, 2010 and 67,567 shares on September 10, 2010.  The Company issued 25,000 shares on September 8, 2010 as part of the option payments due on the Rivier Project.

On May 27, 2010, the Company closed a private placement of 5,606,143 flow-through common shares at $0.45 per share for gross proceeds of $2,522,764. The Company issued 233,361 common shares and 233,361 share purchase warrants as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one year at a price of $0.50.  The fair value of the warrants issued for finders’ fees was $18,694 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.60%, dividend yield of 0%, volatility of 87% and expected life of one year.

On June 17, 2010, the Company closed a private placement of 13,000,000 units at $0.35 per unit for gross proceeds of $4,550,000.  The proceeds on the sale of units are all allocated to share capital and none to warrants. The Company paid $15,857 cash, 525,766 units and 571,071 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The warrants issued as part of the private placement unit entitle the holder to purchase an additional common share exercisable for two years at a price of $0.50.  The 571,071 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.55.  The fair value of the 571,071 finders’ fee warrants was $30,919 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.76%, dividend yield of 0%, volatility of 84% and expected life of one year.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

b)

Issued: – (cont’d)

On December 3, 2010, the Company closed a private placement of 5,800,000 flow-through common shares at $0.65 per share for gross proceeds of $3,770,000. The Company issued 194,422 common shares and 259,230 share purchase warrants and paid $42,125 cash as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one and a half years at a price of $0.70.  The fair value of the warrants issued for finders’ fees was $109,515 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.62%, dividend yield of 0%, volatility of 87% and expected life of one and a half years.

During the year ended December 31, 2010, 460,000 stock options were exercised for gross proceeds of $187,100.  The Company reallocated the fair value of these options previously recorded in the amount of $137,282 from contributed surplus to capital stock.

During the year ended December 31, 2010, 136,850 share purchase warrants were exercised for gross proceeds of $68,650. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $243 from contributed surplus to capital stock.

c)

Stock Options:

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2010		2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	4,270,000	$0.57	5,025,000	$0.58	5,150,000	$0.63
Granted	3,605,000	$0.48	-	-	745,000	$0.26
Forfeited / Expired	-	-	(755,000)	$0.62	(870,000)	$0.65
Cancelled	(810,000)	$0.70	-	-	-	-
Exercised	(460,000)	$0.41	-	-	-	-
Outstanding, end of year	6,605,000	$0.52	4,270,000	$0.57	5,025,000	$0.58
Exercisable, end of year	6,373,750		4,270,000		5,010,000

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

c)

Stock Options: – (cont’d)

At December 31, 2010, there were 6,605,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
1,110,000	$0.70	February 21, 2011	0.14
595,000	$0.52	April 16, 2012	1.29
850,000	$0.56	September 5, 2012	1.68
615,000	$0.26	May 5, 2013	2.35
1,640,000	$0.29	January 7, 2020	9.02
100,000	$0.36	May 25, 2020	9.41
1,620,000	$0.69	September 23, 2020	9.74
75,000	$0.69	November 17, 2020	9.89
6,605,000			5.46

On January 8, 2010, the Company cancelled 810,000 stock options with exercise prices ranging from $0.62-$0.70 per share and expiring in February 2011 and April 2012.

On January 8, 2010, the Company granted 1,810,000 stock options to directors, officers, employees and consultants at an exercise price of $0.29 per share and expiring on January 7, 2020.  1,760,000 of the options vested immediately and 50,000 options will become vested after one year. The Company calculated the fair value of the options to be $0.31 per share and recognized the associated non-cash compensation expense of $557,443 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On May 26, 2010, the Company granted 100,000 stock options to an employee at an exercise price of $0.36 per share and expiring on May 25, 2020.  The options are subject to a vesting schedule over a one year period. The Company calculated the fair value of the options to be $0.31 per share and recognized the associated non-cash compensation expense of $26,371 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On September 24, 2010, the Company granted 1,620,000 stock options to directors, officers and employees at an exercise price of $0.69 per share and expiring on September 23, 2020.  1,445,000 of the options vested immediately and 175,000 options will become vested over a one year period. The Company calculated the fair value of the options to be $0.64 per share and recognized the associated non-cash compensation expense of $993,163 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On November 18, 2010, the Company granted 75,000 stock options to an employee at an exercise price of $0.69 per share and expiring on November 17, 2020.  The options are vested immediately. The Company calculated the fair value of the options to be $0.50 per share and recognized the associated non-cash compensation expense of $37,815 with the offsetting amount credited to contributed surplus.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

c)

Stock Options: – (cont’d)

On May 6, 2008, the Company granted 745,000 stock options to directors, officers, employees and consultants at an exercise price of $0.26 per share and expiring on May 5, 2013.  615,000 of the options vested immediately, 80,000 options vested over a period of one year and 50,000 options were cancelled prior to becoming vested. The Company calculated the fair value of the options to be $0.16 per share and recognized the associated non-cash compensation expense of $112,405 with the offsetting amount credited to contributed surplus.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock-based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the year ending December 31, 2010 of $1,612,792 (2009: $2,426; 2008: $165,219) is associated with the granting of options to consultants and employees.

The weighted fair value of the share purchase options granted during the year ended December 31, 2010 of $0.46 (2009: $Nil; 2008: $0.22) per option is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating fair value for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Expected dividend yield	0%	-	0%
Expected volatility based on historical share price	89% - 90%	-	74%
Risk-free interest rate	2.86% - 3.59%	-	3.13%
Expected term in years	10 years	-	5 years

As of December 31, 2010 there was approximately $63,539 (2009: $Nil; 2008: $2,426) of total unrecognized compensation cost related to unvested share-based compensation awards.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

d)

Share Purchase Warrants:

Share purchase warrant transactions and the number of share purchase warrants outstanding are summarized as follows:

	2010		2009		2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	-	$ -	-	$ -	-	$ -
Issued	7,826,546	$ 0.51	-	-	-	-
Exercised	(136,850)	$ 0.50	-	-	-	-
Outstanding, end of year	7,689,696	$ 0.51	-	$ -	-	$ -

As at December 31, 2010, the following share purchase warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price
May 26, 2011	233,361	$0.50
June 16, 2011	566,571	$0.55
June 2, 2012	259,230	$0.70
June 16, 2012	6,630,534	$0.50
	7,689,696

9.

Supplemental Cash Flow Information

	2010	2009	2008
Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -
Cash and cash equivalents is comprised of:
Cash	$ 7,715,347	$ 499,266	$ 772,989

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2010, the Company incurred the following non-cash transactions:

i)

Issued 50,633 common shares at $0.395 per share for a value of $20,000, 79,309 common shares at $0.59 per share for a value of $46,800, and 67,567 common shares at $0.37 per share for a value of $25,000 as part of the Sixty Mile Property option agreements;

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

9.

Supplemental Cash Flow Information – (cont’d)

Non-cash Transactions – (cont’d)

ii)

Issued 25,000 common shares at $0.78 per share for a value of $19,500 as part of the Rivier Property option agreement;

iii)

Received 7,813 common shares of Fortuna at $2.63 per share for a value of $20,574 as an option payment relating to the Company’s Tlacolula Property, Mexico;

iv)

Received 100,000 common shares of Solomon at $0.16 per share for a value of $16,000 as an option payment relating to the Company’s Ten Mile Creek Property, Yukon Territory;

v)

Issued 233,361 common shares at $0.45 for a value of $105,013 in lieu of cash for private placement finders’ fees;

vi)

Issued 525,766 units, consisting of 525,766 common shares and 262,883 share purchase warrants at $0.35 per unit for a value of $184,018 in lieu of cash for private placement finders’ fees;

vii)

Issued 1,063,662 share purchase warrants with a value of $159,128 as part of private placement finders’ fees;

viii)

Received 200,000 common shares of Wesgold at $0.40 per share for a value of $80,000 as an option payment relating to the Company’s Snowcap Property, Yukon Territory; and

ix)

Received 200,000 common shares of Wesgold at $0.50 per share for a value of $100,000 as an option payment relating to the Company’s Snowcap Property, Yukon Territory.

During the year ending December 31, 2009 and 2008, the Company incurred the following non-cash transactions:

i)

Included in accounts payable was $Nil (2008: $52,430) in exploration costs which was included in deferred exploration costs.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Mexico and Alaska.

Details of identifiable assets by geographic segments are as follows:

	2010	2009
Total Assets
Canada	$ 9,555,050	$ 1,482,484
Caymans	597,101	1,071,703
Guatemala	4,345,165	4,241,029
Nicaragua	185,166	223,320
Mexico	19,048	8,057
Peru	9,780	14,869
Other	1,501	1,575
	$ 14,712,811	$ 7,043,037

.../cont’d

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

10.

Segmented Information – (cont’d)

	2010	2009
Property and equipment
Canada	$ 129,587	$ 63,384
Guatemala	20,964	24,687
Nicaragua	72,382	89,128
Peru	3,536	6,021
	$ 226,469	$ 183,220

Mineral properties
Canada	$ 806,389	$ 68,246
Guatemala	4,142,864	4,142,864
Nicaragua	82,482	82,482
	$ 5,031,735	$ 4,293,592

	2010	2009	2008
Exploration expenditures
Canada	$ 2,016,987	$ 115,968	$ 41,822
Guatemala	753,900	125,298	147,780
Peru	-	51,493	467,878
Mexico	11,511	75,640	594,281
Nicaragua	55,992	271,039	2,403,470
	$ 2,838,390	$ 639,438	$ 3,655,231

11.

Accumulated Other Comprehensive Income

Balance at December 31, 2008	$ (43,731)
Unrealized gain on available for sale marketable securities	956,004
Balance at December 31, 2009	912,273
Unrealized loss on available for sale marketable securities	(212,917)
Balance at December 31, 2010	$ 699,356

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

12.

Commitment

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies on a month to month basis which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below is the gross commitments.  The annual lease commitment under the leases are as follows:

2011	$ 210,389
2012	104,514
2013	106,175
2014	107,006
2015	109,498
2016	36,914
$ 674,496

13.

Income Taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 28.50% (2009: 30.00% 2008: 31.00%) to the income for the year and is reconciled as follows:

	2010	2009	2008
Benefit at Canadian statutory rate	$ (1,452,000)	$ (421,000)	$ (1,481,000)
Foreign income taxed at other than CDN statutory rate	98,000	53,000	894,000
Permanent differences	138,000	122,000	139,000
Non deductible stock based compensation	460,000	1,000	61,000
Effect of a reduction in statutory rate	91,000	6,000	(188,000)
Share issuance costs	(128,000)	-	(5,000)
Expiry of loss carryforward	503,000	751,000	271,000
Other	82,266	-	-
Increase/(decrease) in valuation allowance	238,000	(704,000)	309,000
	$ 30,266	$ (192,000)	$ -

The tax effects on the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2010	2009
Net operating and capital losses	$ 1,113,000	$ 1,588,000
Property and equipment	65,000	56,000
Undeducted Financing Costs	103,000	-
Resource related costs – Canada	579,000	112,000
Resource related costs – Foreign	(122,000)	(122,000)
Investments	3,000	(131,000)
	1,741,000	1,503,000
Less: Valuation allowance	(1,863,000)	(1,625,000)
	$ (122,000)	$ (122,000)

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

13.

Income Taxes – (cont’d)

At December 31, 2010, the Company had estimated net operating losses carried forward of approximately $3,865,000 (2009: $4,960,000) (expiring in various amounts over the period from 2014 to 2030) available to reduce future taxable income.

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

Flow-through Shares

Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the year ended December 31, 2010, the Company received $6,292,764 from the issue of flow-through shares.  These amounts will not be available to the Company for future deduction from taxable income.  Effective December 31, 2010, the Company renounced $4,348,771 to the subscribers under the look-back rule and is required to incur the expenditures during the year ended December 31, 2011.

14.

Financial Instruments and Risk Management

As at December 31, 2010, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company has chosen to expense transaction costs relating to financial assets and liabilities that have been designated as other than held for trading.

The following table provides an analysis of financial instruments grouped into levels 1, 2, or 3 based on the degree to which the fair value is observable as at December 31, 2010:

	Carrying Amount	Fair Value	Discount Rate
Level 1:
Cash and cash equivalents	$ 7,715,347	$ 7,715,347	N/A
Marketable Securities	994,609	994,609	N/A

The Company did not have any financial instruments in Level 2 and 3.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

14.

Financial Instruments and Risk Management – (cont’d)

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2010, cash totalling $252,026 (2009: $227,593) was held in US dollars, $3,773 (2009: $4,603) in Nicaragua Cordoba, $15,220 (2009: $7,280) in Guatemala Quetzal, $10,096 (2009: $4,313) in Mexican Pesos and $837 (2009: $1,882) in Peruvian Sols. Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in a $28,195 increase or decrease in the Company’s after tax net earnings, respectively.

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and cash equivalents and marketable securities, and capital raised through private placements during the year ended December 31, 2010.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company had not yet achieved profitable operations, has accumulated losses of $46,280,912 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

16.

Subsequent Events

Subsequent to the period end, the following events which have not been disclosed elsewhere in these financial statements have occurred:

i)

45,000 stock options and 96,761 share purchase warrants were exercised for proceeds of $21,050 and $48,406 respectively.

ii)

Options to purchase up to 1,110,000 shares at $0.70 per share expired unexercised.

17.

Comparative Figures

Certain comparative figures for the year ended December 31, 2008 have been reclassified to conform to the presentation adopted for the years ended December 31, 2010 and 2009.

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

During the year ended December 31, 2009, the Company changed its accounting policy for exploration costs under Canadian GAAP by expensing the costs as incurred as it more accurately reflects the exploration industry.  This accounting change has been applied retroactively with restatement of prior periods.  As a result of the change in accounting policy there are no ongoing differences between Canadian and US GAAP in the accounting for mineral properties with the exception of mineral property acquisition costs of $4,211,802 previously expensed under US GAAP that remain capitalized to mineral properties under Canadian GAAP.

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

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

b)

Accounting for uncertainty in income taxes – (cont’d)

Based on this review, the provisions of ASC 740 did not have a material impact on the Company’s annual consolidated financial statements.  The Company has elected to apply the provisions of ASC 740 in assessing their uncertain tax positions under Canadian GAAP as well, removing any differences that would arise with US GAAP.

c)

Newly Adopted Accounting Pronouncements

ASC 805.  FASB Statement No. 141(R) Business Combinations. This statement was incorporated into ASC 805, Business Combinations, under the new FASB codification. ASC 805 requires that upon initially obtaining control, an acquirer should recognize 100% of the fair values of acquired assets, including goodwill and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration and transaction costs will be expensed as incurred. This statement also modifies the recognition for pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. This statement amends ASC 740-10, Income Taxes (“ASC 740”) to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. ASC 805 is effective for fiscal years beginning after December 15, 2008. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 810. The FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS No. 160 was incorporated into ASC 810, Consolidation (“ASC 810”) and requires companies to present minority interest separately within the equity section of the balance sheet. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 815.  The FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The Statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 was incorporated into ASC 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement became effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 105.  The Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS No. 168”) “— a replacement of FASB Statement No. 162.  SFAS No. 168 is the new source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement was incorporated into ASC 105, Generally Accepted Accounting Principles under the new FASB codification which became effective on July 1, 2009. The new Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company adopted this statement during the fourth quarter of 2009. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

c)

Newly Adopted Accounting Pronouncements – (cont’d)

ASC 855.  In May 2009, the FASB issued ASC No. 855, “Subsequent Events,” which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements.

Management has evaluated subsequent events through the date the financial statements were issued.

In June 2009, FASB issued further guidance on accounting for transfers of financial assets.  This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The Board undertook this project to address: (a) practices that have developed that are not consistent with the original intent and key requirements of that guidance; and (b) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This guidance was applied for the Company on January 1, 2010.  Adoption did not have an impact.

In June 2009, FASB issued guidance which improves financial reporting by enterprises involved with variable interest entities.  The Board undertook this project to address: (a) the effects on certain provisions of as a result of the elimination of the qualifying special-purpose entity concept in ASC 860-10, Accounting for Transfers of Financial Assets; and (b) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This guidance is effective for the Company on January 1, 2010.  Adoption did not have an impact.

d)

New Accounting Pronouncements – Not Yet Adopted

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC in Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010- 06 also requires disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company is currently assessing the impact of adoption of ASU 2009-14 and does not currently plan to early adopt.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

e)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP is as follows:

	Years ended December 31,
	2010	2009	2008

Net loss for the year as reported using CDN GAAP	$ (5,123,701)	$ (1,210,725)	$ (4,779,322)
Adjustments to mineral properties	-	-	(36,817)
Write-off of mineral properties	-	224,110	149,947
Net loss for the year per US GAAP	(5,123,701)	(986,615)	(4,666,192)
Unrealized gain (loss) from marketable securities	(212,917)	956,004	(8,692)
Comprehensive loss for the year per US GAAP	$ (5,336,618)	$ (30,611)	$ (4,674,884)

Basic loss per share per US GAAP	$(0.08)	$(0.00)	$(0.09)

Weighted average number of share outstanding per US GAAP	65,030,359	53,548,488	53,548,488

f)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2010	2009

Total assets per CDN GAAP	$ 14,712,811	$ 7,043,037
Adjustments for mineral properties	(4,211,802)	(4,211,802)
Total assets per US GAAP	$ 10,501,009	$ 2,831,235

Total liabilities per CDN and US GAAP	$669,978	$368,549

Deficit, per CDN GAAP	(46,280,912)	(41,157,211)
Adjustments for mineral properties	(4,211,802)	(4,211,802)
Deficit, per US GAAP	(50,492,714)	(45,369,013)
Contributed surplus per CDN GAAP and US GAAP	5,966,627	4,332,232
Accumulated other comprehensive income CDN and US GAAP	699,356	912,273
Share capital per CDN and US GAAP	53,657,762	42,587,194
Total shareholders’ equity per US GAAP	9,831,031	2,462,686
Total liabilities and shareholders’ equity per US GAAP	$ 10,501,009	$ 2,831,235

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

f)

– (cont’d)

	Years ended December 31,
	2010	2009	2008

Cash flows used in operating activities per CDN GAAP	$ (3,614,938)	$ (1,225,752)	$ (4,314,888)
Adjustments for mineral properties	-	-	(123,528)

Cash flows used in operating activities per US GAAP	(3,614,938)	(1,225,752)	(4,438,416)

Cash flows provided by investing activities per CDN GAAP	(146,210)	983,702	2,680,204
Adjustments for mineral properties	-	-	123,528

Cash flows provided by investing activities per US GAAP	(136,210)	983,702	2,803,732

Cash flows from financing activities per CDN and US GAAP	10,980,871	-	-

Foreign exchange on opening cash and cash equivalents	(3,642)	(31,673)	29,159

Increase (decrease) in cash per US GAAP	$ 7,216,081	$ (273,723)	$ (1,605,525)

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2011

By  /s/ "Simon Ridgway"

Simon Ridgway,

President and Chief Executive Officer