Form 20-F
period 2011-12-31
RADIUS GOLD INC.
filed 2012-05-15
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

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

86,675,617 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No    X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ___   No    X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes   X       No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ___     No    X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___  Accelerated filer  ___ Non-accelerated filer    X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]

International Financial Reporting Standards as issued

Other [  ]

by the International Accounting Standards Board [X]

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

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Annual Report are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the SEC by U.S. companies.

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

Some of these risks and assumptions include:

•

completion of environmental review;

•

general economic and business conditions, including changes in exchange rates;

•

prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;

•

natural phenomena;

•

actions by government authorities, including changes in government regulation;

•

uncertainties associated with legal proceedings; and

•

changes in the resources market.

The Company’s forward-looking statements contained in this Annual Report are made as of the respective dates set forth in this Annual Report.  Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made.  The Company does not intend to update these forward-looking statements.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

PART I

Item 1.

Identity of Directors, Senior Management and Advisers.

A.

Directors and Senior Management.

Not Applicable

B.

Advisers.

Not Applicable

C.

Auditors.

Not Applicable

Item 2.

Offer Statistics and Expected Timetable.

Not Applicable

Item 3.

Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2011 and 2010 and in accordance with Canadian generally accepted accounting principles (“GAAP”), reconciled to U.S. GAAP, for 2009, 2008 and 2007.  The Company’s transition date to IFRS was January 1, 2010.  The financial data for dates and periods prior to January 1, 2010 have not been restated.  The consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants as at and for the years ended December 31, 2011 and 2010 and are reported in Canadian dollars.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on December 31 of each year.

The following are summaries of certain selected financial information for the Company’s most recently completed fiscal year and the fiscal year ended December 31, 2010.

IFRS	(in 000’s, except per share data)
	As at 12/31/11	As at 12/31/10
Working Capital	3,650	8,245
Resource Properties	4,103	4,910
Long Term Debt	-	-
Shareholder’s Equity	(9,576)	(13,398)
Total Assets	10,351	14,584

Revenue	-	-
Net Loss	(2,167)	(4,578)
Loss Per Share	(0.03)	(0.07)
Comprehensive Loss	(2,001)	(4,952)
Dividends Per Share	-	-
Weighted Average Number of Shares	83,232	61,530

Resource property acquisition costs and exploration costs (exploration and evaluation assets)

Under IFRS and Canadian GAAP resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP, resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves.  Prior to January 1, 2009, the Company’s policy under Canadian GAAP was to defer and amortize mineral property acquisition costs and exploration costs to the extent they meet certain criteria.  Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proved, probable and possible reserves.  During the year ended December 31, 2009, the Company changed its accounting policy for exploration costs under Canadian GAAP by expensing the costs as incurred as it more accurately reflects the exploration industry.  This accounting change was applied retroactively with restatement of prior periods.  As a result of the change in accounting policy there were no ongoing differences between Canadian and US GAAP in the accounting for mineral properties with the exception of mineral property acquisition costs of $4,211,802 previously expensed under US GAAP that remain capitalized to mineral properties under Canadian GAAP.

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of the Company are presented in accordance with IFRS.

No dividends have been declared in any of the years presented above.

Exchange Rate Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; and references to “US$” refer to US dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 16, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1,0025.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended March 31, 2012	1.0013	0.9848
Month ended February 28, 2012	1.0016	0.9866
Month ended January 31, 2012	1.0272	0.9986
Month ended December 31, 2011	1.0403	1.0106
Month ended November 30, 2011	1.0487	1.0125
Month ended October 31, 2011	1.0605	0.9932

Average
Fiscal year ended December 31, 2011	0.9858
Fiscal year ended December 31, 2010	1.0298
Fiscal year ended December 31, 2009	1.1373
Fiscal year ended December 31, 2008¹	1.0679
Fiscal year ended December 31, 2007¹	1.0742

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

At December 31, 2011, the Company had not yet achieved profitable operations, has accumulated losses since inception, and is expected to incur further losses in the development of its business.  The Company has depended on financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

 Mining operations and exploration activities are subject to various federal, provincial and local laws and regulations.

The mineral projects in which the Company has an interest are located in Guatemala, Nicaragua and Mexico.  Mineral exploration and mining activities in these countries may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

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

The Company may be adversely affected by mineral prices.

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

The mineral exploration and mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

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

Item 4.

Information on the Company.

A.

History and Development of the Company

The Company was incorporated under the name “Radius Explorations Ltd.” on September 9, 1997 pursuant to the British Columbia Company Act by registration of its Memorandum and Articles.  On July 1, 2004, the Company and PilaGold Inc. amalgamated (the “Amalgamation”) under the British Columbia Business Corporations Act by registration of a Notice of Articles with the new name “Radius Gold Inc.”.  The Company’s registered address is 200 Burrard Street, Suite 650, Vancouver, BC  V6C 3L6 (tel:  604-801-5432).  See Item 4D, Property, Plant and Equipment, for information regarding capital expenditures made by the Company on its properties.

B.

Business Overview.

The Company is a natural resource property exploration company in the exploration stage with no history of cash flows from operations.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  The Company changed its focus to Latin America when it acquired property interests in Mexico and Guatemala in 1999 and in Nicaragua in 2003.  In 2008, the Company signed joint venture agreements to develop its Tambor gold deposit in Guatemala, and to further explore the Rubi Property in Peru.  In 2009, the Company optioned out its Nicaragua portfolio of properties and its property in Mexico.  In 2009 and 2010, the Company acquired a significant land position in the Yukon Territory, Canada by staking and pursuant to option agreements. Also in 2010, the Company made applications for geothermal provisional land use permits in Guatemala.

On December 8, 2011, the Company completed a spin-out transaction (the “Spin-Out”) whereby the Company transferred all of its Yukon and Alaskan property assets, certain marketable securities, and $1.0 million in cash to a newly formed company called Rackla Metals Inc. (“Rackla”) in return for Rackla shares and warrants.  (See Item 5, Strategic Transactions below).

Currently, the Company has property interests in Guatemala, Nicaragua and Mexico.  (See Property and Equipment, below, and Note 9 to the Financial Statements).

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

Name	Date of Incorporation	Jurisdiction	Percentage Owned
Exploraciones Minera de Guatemala, S.A.	July 5, 1996	Guatemala	100%
Minerales Sierra Pacifico, S.A.	November 17, 1999	Guatemala	100%
Recursos del Golfo, S.A.	December 10, 2004	Guatemala	100%
Minerales de Nicaragua S.A.	November 18, 2002	Nicaragua	100%
Desarrollo Geologico Minero, S.A.,	May 15, 2003	Nicaragua	100%
Radius (Cayman) Inc.	January 31, 2005	Cayman Isl.	100%

D.

Property and Equipment

The Company holds interests in properties in Guatemala, Nicaragua and Mexico, as set out in the following map and more particularly described below:

Projects
Geothermal Licenses
Tlacolula
Tambor
Holly-Banderas
Trebol
Natividad
San Jose
La Magnolia
N
0
100
200
km
RADIUS
GOLD INC.
Central American Projects
April 2012

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

The Company’s properties in Guatemala are set out in the following map:

RADIUS GOLD INC.
Land tenure status
Scale : 1:650,000
Date : April 16, 2012
Datum : WGS84
Projection : Guatemala TM
Drafted : D. Clark
0 4 8 16 24 32 km
Exploitation license pending
Exploration license granted
Exploration license pending
Reconnaissance license pending
Id Name
1 Las Pomas
2 Carolina
3 La Pena (ex- Miriam)
4 Karen
5 Marisol I
6 Marisol II
7 Conchita (ex- Cristy)
8 El Dorado
9 El Dorado II
10 Elza
11 El Arco
12 Aurora
13 El Muro
14 La Luz
15 Joyita
16 Ceci (ex- El Colorado)
17 Paola
18 El Camlnero (ex- Iris)
19 Belen
20 Frida
21 Juanita
22 Cirilo II
23 Cirilo I
24 Salvador I
25 Salvador II
26 Las Navajas
27 Progreso VII
28 Santa Margarita
29 Marga
30 La Laguna
31 Carlos Antonio
GUATEMALA
EL PROGRESO
El Progreso
Salama
Zacapa
Chiquimula
JALAPA
JUTIAPA
Jutiapa
Palencia
La Aurora Airport
BELIZ

1.

Tambor Project

The Company’s Tambor Project consists of six concessions (one granted exploitation, four exploitation applications, and one exploration  application) located in south-central Guatemala as follows:

Name	Size (Hectares)	Expiry Date

Santa Margarita Derivada	2000.00	Exploitation license applied for Jan. 21, 2009
Carlos Antonio Derivada	335.00	Exploitation license applied for Nov. 10, 2009
La Laguna Derivada	187.50	Exploitation license applied for Oct. 14, 2009
Progreso VII Derivada	2,000.00	Exploitation license applied for Nov. 23, 2011
Marga	75.00	Exploration license applied for Sept. 9, 2008
Las Navajas	1,519.42	Exploration license applied for Nov. 12, 2008
	6,116.92

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

Current Exploration and Development

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

In June 2008, the Company granted to KCA the right to develop, and earn an interest in, the Tambor Project.  The agreement calls for an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  Metallurgical test work by both Gold Fields and the Company indicates that most of the gold is coarse and free milling, and recoveries of up to 66% can be achieved using gravity concentration alone.

KCA submitted an environmental impact assessment (EIA) in June 2010 which included the mining and development plan.  In June 2011, the EIA was approved and in February 2012, the final permit needed to begin construction of the Tambor gold mine was issued.  KCA has commenced construction, and earth moving for the foundations for the plant is underway.  A mining permit application has been submitted.

KCA has constructed a modular mill, with a 150tpd ball mill and flotation cells, at its Reno Nevada facility, as a set of modular units mounted on 40-ft skids.  The mill has been engineered for a target capacity of 150 tonnes per day or 52,500 tonnes per year. KCA is aiming to begin gold production within two to three months after obtaining the mining permit.

There has been no mining surface development conducted at Tambor other than surface exploration trenching of soil anomalies.

2.

Southeastern Guatemala

The Company holds a 100% interest in 24 concessions (one ,reconnaissance application, three exploitation applications, and 20 exploration applications) located in southeastern Guatemala, as follows:

Concession Name	Size (Hectares)	Expiry Date / Application Date

La Luz *	2,000.00	Exploitation licence applied for July 28, 2011
Aurora *	2,000.00	Exploitation licence applied for July 28, 2011
El Dorado II *	2,000.00	Exploitation licence applied for July 28, 2011
Joyita	1,364.32	Exploration licence applied for Sept. 9, 2008
Marisol I	4,500.00	Exploration licence applied for Feb. 3, 2010
Marisol II	2,636.59	Exploration licence applied for Feb. 3, 2010
CECI	3,062.15	Exploration licence applied for Feb. 3, 2010
Cirilo I	1,350.00	Exploration licence applied for March 18, 2010
Cirilo II	801.17	Exploration licence applied for March 18, 2010
Salvador I	6,400.00	Exploration licence applied for March 18, 2010
Salvador II	6,000.00	Exploration licence applied for May 12, 2010
Frida	7,133.92	Exploration licence applied for May 12, 2010
Belen	7,371.51	Exploration licence applied for May 12, 2010
Paola	9,956.10	Exploration licence applied for May 12, 2010
El Caminero	9,322.38	Exploration licence applied for May 12, 2010
Eliza	65,581.63	Reconnaissance licence applied for May 27, 2010
Carolina	9,992.2	Exploration licence applied for June 11, 2010
Conchita	8,579.55	Exploration licence applied for June 11, 2010
La Pena	8,110.43	Exploration licence applied for June 11, 2010
Karen	8,848.27	Exploration licence applied for June 11, 2010
Juanita	5,167.80	Exploration licence applied for July 13, 2010
Las Pomas	6,154.30	Exploration licence applied for Feb. 23, 2011
El Arco	169.92	Exploration licence applied for April 15, 2011
El Muro	514.50	Exploration licence applied for April 15, 2011
	179,016.76

* These applications totalling 6,000 hectares were converted from a previously granted exploration licence which covered 9,548.80 hectares.

The majority of these concessions lie within extensive hydrothermal fields in Tertiary volcanic and sedimentary rocks in southeastern Guatemala hosts both Escobal, Tahoe Resources Inc.’s mesothermal Ag-Au-Pb-Zn deposit and Cerro Blanco, Goldcorp Inc.’s hot-spring epithermal Au-Ag deposit. The hydrothermal field is a product of Tertiary to Quaternary-aged extension tectonics related to the Jocotan, Motagua, and Polochic continental wrench faults and their associated structures.

Pyramid Hill, M28, and Holly Prospects

In April 2010, the Company commenced a reactivation of its exploration efforts at these prospects (these collectively have been previously referred to as the Holly-Banderas property).  The Company discovered and drilled these gold-silver occurrences between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, the recent discovery of the world-class Escobal deposit some 70 km west of these prospects underscores the potential of the district and has led the Company’s technical team to review the geology and the results obtained by the previous work.

The Pyramid Hill prospect is a northwest-trending, subvertical brittle fault with associated mineralized cataclastic breccias and veins.  The extent of mineralization has been mapped to over 2 km in strike length. Less than 500 m northeast of Pyramid Hill, the M28 zone consists of a series of stacked southwest dipping hydrothermal quartz veins offset by late normal block faulting.  Drilling highlights from previous early work programs on these zones include 2.2m of 6.9 ppm Au and 261 ppm Ag in hole BDD-014 at Pyramid Hill, and 4.3m of 6.0 ppm Au and 72 ppm Ag in hole BDD-04 at M28 (for full drill results from these drill campaigns (see Radius Gold news release dated April 13, 2004).

The Holly zone is spatially associated with the east-west trending Jocotan continental wrench fault, approximately 9 km west-northwest of the Pyramid Hill prospect.  Previous drilling returned results of up to 14.2 m of 4.14 ppm Au and 150 ppm Ag in hole HDD-001, and 9m of 1.84 ppm Au and 45 ppm Ag in hole HDD-007 (see Radius Explorations Ltd. news release from December 17, 2002).  Mineralization occurs in association with epithermal quartz and quartz-hematite veins within the Jocotan fault conglomerates and basinal sediments as well as in the metamorphic phyllites to the north of the fault, although only the former have been drill tested.

Recent prospecting at the Holly zone has led to the discovery of hydrothermal quartz veins (El Pino and La Pena occurrences) hosted in the metamorphic rocks to the north of the Jocotan fault, bearing grades of up to 58 ppm Au and 1937 ppm Ag over 5.1 m in surface trenching (see Radius news release of May 16, 2011).  The metamorphic rocks north of the Jocotan fault were not previously believed to be a likely host for epithermal mineralization, and this discovery opens up the area to significant further exploration.

Previous drilling on the Pyramid Hill, M28, and Holly prospects only tested the epithermal systems to relatively shallow depths, generally less than 150 m below surface.  In contrast, the metal-productive depths of most low-sulphidation epithermal systems is generally thought to be 200 to 600 m below the hydrothermal system’s water table, indicating that the present drilling does not adequately test the mineralization system.  Upon review, and with the present gold and silver prices in mind, management feels that these prospects warrant significant deeper drilling to comprehensively test the potential metal-productive zones of these prospects.

El Zapote Prospects

The El Zapote Zone is located approximately 1 km southwest of the Pyramid Hill zone (see Radius news release dated February 3, 2011), and consists of a northwest-trending stockwork zone exposed along a ridge and a southwest-facing cliff. The stockwork zone consists of centimetre-scale epithermal quartz-chalcedony veins and veinlets hosted in felsic volcanic and volcaniclastic rocks. The general orientation, nature of the mineralization, and spatial proximity suggests it is part of the same epithermal ore system as Pyramid Hill and M28 zones.

Radius’s early stage exploration results at Zapote are very positive:  Anomalous gold and silver mineralization has been detected in rock and soil samples over more than 600m strike length, and reconnaissance soil sampling indicates that the zone may extend for up to 3 km in total. 250 samples, a mix of outcrop and float, were collected across a 500 m x 300 m area trending northwest along the exposed southwest facing cliff.  The samples returned gold values ranging from trace to 6.06 ppm Au, and averaged 0.94 ppm Au.  Of the samples taken, 55% graded > 0.5 ppm Au, including 25% samples grading > 1 ppm Au.

Radius is undertaking the necessary community and environmental studies prior to applying to MEM for a permit to drill test El Zapote. The initial drill plan calls for a pair of scissor holes beneath the main Zapote ridge to test the orientation, thickness, and grade distribution of the zone.

Ivy Prospect

At the Ivy prospect, located 38 km due west of the Pyramid Hill, M28, and El Zapote prospects, and also spatially-associated with the Jocotan fault, gold mineralization is associated with an altered diorite intrusive.  The prospect was identified during follow up of regional stream sediment anomalies.

Radius’s geologists have identified zones of brecciation and silicification within a diorite body that carry significant gold values.  This is a very early stage prospect but initial results are very encouraging, with gold values ranging from trace up to 14 ppm Au in grab and channel samples with the intrusive body.  A limestone unit that appears to overlie the diorite, possibly a roof pendant to the intrusive, shows silicification and jasperoid development with weakly anomalous Au values (200 to 400 ppb).  Further prospecting of the area identified the brecciated diorite which returned the superior gold values.  Follow-up work will commence as soon as the pending exploration license has been granted.

Regional Exploration

The Company’s land package of exploration licenses and pending exploration licenses are located in a very prospective epithermal district. Existing regional geochemical data are sparse over large tracts of the land package, and the Company has begun a multipronged work program to evaluate its potential.  A satellite imagery of alteration mineralogy is underway to map zones of potential desirable clay alteration signatures and zones of high silica. Landsat imagery is also being used to identify the major structural corridors and lineaments over the land package.  In conjunction, a regional stream geochemistry and prospecting program is underway with plans to cover the entire land package in a comprehensive way.  It is expected that the results of the alteration study will help guide the field teams in their efforts.  Prospective zones of hydrothermal alteration have already been identified and sampling, mapping, and prospecting is currently underway.

All work at the southeastern Guatemala concessions is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Exploration Manager.

No Resource or Reserve has been defined within the Holly - Banderas Projects.

3.

Geothermal Licences

After revisiting its hot spring database for Guatemala, the Company submitted in June 2010 applications for Provisional Use Permits for a number of active geothermal systems that may have potential as geothermal resources for power generation.  As at December 31, 2011, Provisional Use Permits have been granted on 81,000 hectares, and 29,300 hectares remain under application.

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

The Company was negotiating the details of an option agreement over its portfolio of geothermal applications with Molten Power Corp. (“Molten”), a private Vancouver based geothermal power development company.  After reviewing the permit process and determining its property investment goals, Molten has advised the Company that it will not proceed with its proposed option.  The Company will therefore seek a new joint venture partner to further develop these geothermal systems.

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

1.

Trébol Property

The Trébol Property is comprised of three granted exploration concessions located within the Region Autonoma Atlantico Norte in northeastern Nicaragua, as set out in the following map:

Trebol Concessions
N
El Trébol
La Amapola
La Flor
840000
850000
860000
1590000
1580000
1570000
1560000
1550000
Legend
Trebol Concessions
0
2
4
6
Kilometers

The concessions are described as follows:

Name	Size (Hectares)	Expiry Date

La Amapola	13,809.90	April 19, 2032
El Trébol	28,383.17	April 19, 2032
La Flor	15,504.91	April 19, 2032
	57,697.98

2.

Pavon Project

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

3.

San Jose (formerly called San Pedro) Property

The San Jose Property is comprised of applications for two granted exploration concessions located in the east-central Nicaragua, more particularly described as follows:

Name	Size (Hectares)	Expiry Date

San Jose	12,474.57	November 25, 2035
Tatiana	13,657.00	July 22, 2035
	26,131.57

Access to the Property is via truck from Copalar to San Pedro (2 hrs), boat to La Estrelia (20mins), followed by a 5km horse ride to the camp, 5km.  From the camp it is possible to walk to all of the showings in the northwest of the San Jose project, which cover a 2km by 1.5km area.  In the dry season you can drive to about 1km west of the zone.

Transactions with B2Gold Corp.

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option (the “Option”) to acquire an interest in the Company’s entire Nicaragua mineral property portfolio.

B2Gold had the right to acquire a 60% interest in the Trebol, Pavon and San Jose properties in Nicaragua by spending a total of US$4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4 million, it would own a 60% interest in all of the properties and a joint venture would be formed whereby each party will contribute its pro-rated share of the exploration costs.

In addition, B2Gold had the right to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system, and had the right to decide to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon resource area would be transferred 100% to B2Gold, and the Company would receive 40% of the net cash flow generated from the operation.

The Company also agreed to provide its regional exploration data base to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identified a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company would apply for a concession over the area and that area would then be designated a “project area”.

On April 6, 2012, Radius and B2Gold entered into a binding letter agreement pursuant to which B2Gold has agreed to acquire a 100% interest in the Trebol and Pavon properties in consideration of $20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreement. In addition, B2Gold has agreed to make contingent payments to Radius of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis). Pursuant to the option agreement described above, B2Gold had earned a 60% interest in the Trebol and Pavon properties by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture.

The completion of the property acquisition is subject to a number of conditions, including the completion by B2Gold of satisfactory due diligence, the negotiation and execution of a definitive purchase agreement and the approval of all relevant regulatory authorities, including the approval of the TSX for the listing of the common shares of B2Gold to be issued in connection with the transaction.

B2Gold and Radius have also agreed to enter into a joint venture agreement on 60% - 40% basis with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua and continue jointly exploring the properties, with B2Gold and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.  All other aspects of the Option will be terminated.

No Resource or Reserve has been defined within the Trebol, Natividad or San Jose properties.

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

Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m by January 2013, and making staged annual payments totalling US$250,000 cash and US$250,000 in common shares by January 2014.  The 12,642 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna’s 100%-owned San Jose silver-gold development project.  To date, the Company has received US$100,000 cash and 23,174 shares of Fortuna.

No Resource or Reserve has been defined within the Tlacolula Property.

Yukon Territory / Alaska

In December 2011, the Company disposed of all its property assets in the Yukon Territory and Alaska.  See “Strategic Transactions” below.

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

The following discussion and analysis of the financial condition and operating results of the Company for the two years ended December 31, 2011 and 2010 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

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

Pursuant to an Arrangement Agreement dated November 3, 2011, and effective December 8, 2011, the Company completed a spin out transaction (the “Spin Out”) whereby the Company transferred all of its Yukon and Alaskan property assets, certain marketable securities, and $1.0 million in cash to Rackla in return for Rackla shares and warrants, the majority of which were distributed to the Company’s shareholders by way of a plan of arrangement.

The objective of the Spin Out is to maximize shareholder value by allowing the market to independently value geographically separate property portfolios.  The Spin Out has resulted in two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

A.

Operating Results.

Compliance

The Company’s consolidated financial statements of the Company as at and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).  This is the first time that the Company has prepared its consolidated financial statements in accordance with IFRS, having previously prepared its consolidated financial statements in accordance with pre-changeover Canadian GAAP.

Critical Accounting Policies

Investment in Associate

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate.  Associates are initially recognized in the consolidated statement of financial position at cost.  The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive income, except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to make good those losses.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associate.  The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate. Where there is objective evidence that the investment in an associate has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Mineral Exploration and Evaluation Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.  Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to development properties, capitalized exploration and evaluation assets are assessed for impairment.

Options are exercisable entirely at the discretion of the optionee and amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the balance sheet and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of operations.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the issuance date.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available.  Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset.  Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

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

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period.  Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.  As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied.  The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statements of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date.  The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income.  Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in other equity reserve, until exercised.  Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognized the amount that otherwise would have been recognized for services received over the remainder of the vesting period.  Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

Impairment of Non-Financial Assets

Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Financial Instruments

Financial Assets

Financial assets are classified  into one of the following categories based on the purpose for which the asset was acquired.  All transactions related to financial instruments are recorded on a trade date basis.  The Company’s accounting policy for each category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transactions costs.  Gains or losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Company’s loans and receivables comprise advances and other receivables, amounts due from related parties, deposits and cash and cash equivalents in the consolidated statement of financial position.

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income.  Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss.  If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis.  On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise trade payables and accrued liabilities.  These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method.  This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position.  Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.  Trade payable amounts are unsecured and are usually paid within forty-five days of recognition.

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc.

b)

The Company determines the fair value of financial instruments that are not quoted, using valuation techniques.  Those techniques are significantly affected by the assumptions used and information known at the time of measurement.  In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realized immediately. The valuation technique used for unquoted securities is disclosed in Note 6 of the consolidated financial statements.

c)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain.  As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognised when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

d)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

e)

The recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position.

f)

The carrying value of the investment in exploration and evaluation costs and the recoverability of the carrying value which are included in the consolidated statement of financial position.

g)

The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related amortization included in the consolidated statement of comprehensive loss for the year ended December 31, 2011.

Accounting Change

Conversion to IFRS

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

The Company’s IFRS conversion team identified three phases to the conversion: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.  The Company has completed its IFRS conversion plan through to implementation.  Review and post implementation will continue in future periods.

The Company’s financial statements were prepared in accordance with Canadian GAAP until December 31, 2010. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. For a description of the significant accounting policies the Company has adopted under IFRS, including the estimates and judgments we consider most significant in applying those accounting policies, please refer to note 3 of the consolidated financial statements for December 31, 2011.

The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company previously reported under Canadian GAAP. To help users of the financial statements better understand the impact of the adoption of IFRS on the Company, The Company has provided reconciliations from Canadian GAAP to IFRS for total assets, liabilities, and equity, as well as net income and comprehensive income for the comparative reporting periods. Please refer to note 20 of the consolidated financial statements for December 31, 2011 for the reconciliations between IFRS and Canadian GAAP.

IFRS 1 First-time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Please refer to note 20 of the consolidated financial statements for December 31, 2011 for a detailed description of the IFRS 1 exemptions the Company elected to apply.

Controls and Procedures

The Company’s plan to convert its consolidated financial statements to IFRS at the change over date of January 1, 2011, with comparative financial results included a formal project governance structure that involved the Audit Committee and senior management to monitor progress and review and approve recommendations. The IFRS transition plan was comprehensive and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, compensation matters and control activities.  The Company identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company has completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. The Company applied its existing control framework to the IFRS changeover process.

Business Activities and Key Performance Measures

The Company is not subject to any financial covenants or key ratios, therefore the transition had no impact in this regard.  The impact of the IFRS conversion project on the Company’s compensation arrangements has been assessed and there was no impact to existing compensation arrangements.

Information Technology and Systems

The IFRS transition project did not have a significant impact on the Company’s information systems for the convergence periods. The Company also does not expect significant changes in the post-convergence periods.

Review

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations will be evaluated as they are drafted and published.

Results of Operations

Year Ended December 31, 2011 compared to December 31, 2010

The net loss for the year ended December 31, 2011 was $2,167,377 compared to $4,578,174 for the year ended December 31, 2010, a decrease of $2,410,797.  The current year has a significantly lower net loss due to the gain of distribution of assets to Rackla in the amount of $4,807,443.  Excluding this gain the current year would show a net loss of $6,974,820, an increase of $2,396,646 over the comparative year.  This significant increase is due to a higher level of exploration activities during the current year on both the Yukon and Guatemala properties.  Exploration expenditures for the current year totalled $6,390,053 compared to $2,838,390 for the comparative year, an increase of $3,551,663.  Included in exploration expenditures during the current year were flow-through expenditures of approximately $4.38 million compared to less than half that amount in 2010.  The Company also conducted a drill program during the current year in southeast Guatemala.  Overall costs for both the current and comparative year were offset by property option payments received by the Company which resulted in a gain on mineral property option payments totalling $157,088 in 2011 and $247,447 in 2010.  Both annual periods also recorded a deferred income tax recovery with the current year amount reducing the net loss before income taxes by $716,754 and the comparative year amount by $358,533.  As the Company fulfilled its flow-through commitments on exploration expenditures, a previously recorded deferred tax liability was transferred to the statement of comprehensive loss.  A significant cost item that was recorded in the current year but not in the comparative year was $289,313 in plan of arrangement costs.  These costs were associated with the Rackla spin-out transaction.

Corporate expenses in the year ended December 31, 2011 were $1,242,463 compared to $2,445,015 in the year ended December 31, 2010, a decrease of $1,202,552.  However, the current year only recorded an amount of $306,915 in share-based compensation charges compared to $1,612,792 being charged in the comparative year.  When excluding this non-cash item, the current year’s corporate expenses were higher by $103,325.  Once again, a notable cost increase concerned consulting fees.  Besides the financial advisory and services agreement entered into during 2011, there were consulting costs associated with an IFRS consultant and geological software training.  Also similar to the quarterly comparison, salaries and wages for the current year were noticeably less due to the same reasons given above.

Mineral Properties

Year Ended December 31, 2011

A summary of the Company’s expenditures on its mineral properties, including the properties spun-out to Rackla, during the year ended December 31, 2011 is as follows:

Yukon/Alaska - $4,954,479 was incurred on exploration activities but this amount was offset by a $25,000 government grant received and other recovered costs totalling $13,199 during the year.  Acquisition costs during the year totalled $386,619 of which $266,919 was cash and $119,700 was the value of shares issued.  Acquisition costs were then offset by $75,000, which was a portion of the proceeds received as an option payment from Solomon on the Ten Mile Creek property.

Guatemala - $1,387,041 was incurred on exploration.

Nicaragua - $29,899 was incurred on miscellaneous exploration related costs.

Mexico - $18,634 was incurred on miscellaneous exploration related costs.  The Company also received cash and shares from Fortuna with a combined value of $59,588 as a result of option payments received on its Tlacolula Property.

Year Ended December 31, 2010

During the year ended December 31, 2010, the Company incurred the following expenditures on its mineral properties:

Yukon/Alaska - $828,844 was incurred on acquisition costs and $2,016,987 on exploration.  Of the $828,844 in acquisition costs, $111,300 was the value of common shares issued pursuant to option agreements.  During 2010, the Company received an option payment on its Ten Mile Creek Property of $116,000, consisting of $100,000 cash and $16,000 in Solomon Resources Limited shares and received 400,000 shares of Wesgold as option payments on the Snowcap Property.  As a result, there were cost recoveries that reduced the carrying value of acquisition costs of the Ten Mile Creek Property and the Snowcap Property to nil.

Nicaragua - $55,992 was incurred on exploration.

Guatemala - $753,900 was incurred on exploration.

Mexico - $11,511 was incurred on miscellaneous exploration related costs.  The Company also received cash and shares from Fortuna with a combined value of $41,148 as a result of option payments received on its Tlacolula Property.

Per Share Losses

The net loss and loss per share for fiscal 2011 was significantly lower than in fiscal 2010 despite significantly more exploration expenditures being incurred in fiscal 2011.  The lower net loss and loss per share was the result of a gain on distribution totaling $4.8 million due to the Spin Out.    The Company’s weighted average number of shares increased significantly in both fiscal 2011 and fiscal 2010, mostly as a result of private placements.

B.

Liquidity and Capital Resources

Outlook

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $53,312,682 since inception, and is expected to incur further losses in the development of its business.  However, the Company has sufficient cash resources and a working capital surplus of $3.65 million to meet its obligations for at least the next twelve months from the end of the reporting year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Year ended December 31, 2011 compared to December 31, 2010

The Company’s cash decreased from approximately $7.72 million at December 31, 2010 to $1.76 million at December 31, 2011.  Working capital at December 31, 2011 was $3.65 million compared to $8.24 million at December 31, 2010.  Flow-through proceeds raised in 2010 were required to be spent on eligible exploration activities on its previously held Yukon properties.  As at December 8, 2011, the date of the Spin-Out, the Company had fulfilled its 2010 flow-through commitment of $4.38 million during 2011.  During the current year, the Company closed a non-flow-through private placement to raise gross proceeds of $3.66 million, of which $1.0 million was transferred to Rackla as part of the Spin-Out.  The remaining funds continue to be used for exploration activities on the Company’s southeast Guatemala properties and for general working capital purposes.

While the Company transferred its available-for-sale investments in Wesgold and Solomon to Rackla as part of the Spin-Out, it continues to hold a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus Ventures Ltd., 14,569 common shares of Fortuna, and 7,175,700 warrants in Rackla, all public companies with common directors or officers.  As at December 31, 2011, the carrying amount for the available-for-sale investments was $641,707 compared to $994,609 as at December 31, 2010.  An unrealized gain (net of tax) of $165,966 has been recorded in other comprehensive income during the current year. The Company also holds 7,175,700 common shares in Rackla but they are not included in available-for-sale investments on the statement of financial position.  Instead, the shares are included in the investment in Rackla which is being accounted for under the equity method for investments with significant influence. The fair market value of the Rackla shares was $1.65 million and the carrying amount of the investment in Rackla was $1.5 million as at December 31, 2011.

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

E.

Off-balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$1,992,528	$293,389	$594,126	$528,494	$576,519
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under IFRS	0	0	0	0	0
Total	$1,992,528	$293,389	$594,126	$528,494	$576,519

(1)

Amount indicated is for office rent leases for the Company’s corporate operations in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of April 16, 2012 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Pemberton, BC, Canada	Director, Chairman of the Board & Chief Executive Officer	September 30, 1997
Ralph Rushton Vancouver, BC, Canada	Director & President	May 2, 2003
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
William Katzin North Vancouver, BC, Canada	Director	July 27, 2011
Kevin Bales Delta, BC, Canada	Chief Financial Officer	July 23, 2009
Sally Whittall Maple Ridge, BC, Canada	Corporate Secretary	December 2, 2011

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway, Age 63 – Director, Chairman of the Board & Chief Executive Officer

Mr. Simon Ridgway is an exploration financier with 20 years’ experience financing and managing exploration companies operating in North, Central and South America.  Mr. Ridgway began his career prospecting for gold in the Yukon Territory where he learned the value added approach of grass roots exploration.  A firm believer in the gold potential of Central America, his practical, low cost approach to exploration management has led to major discoveries in Honduras and Guatemala.  He is a director of Emerick Resources Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc. and Wesgold Minerals Corp., all publicly-traded resource companies.

Ralph Rushton, Age 49 – President and Director

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

Mario Szotlender, Age 51 - Director

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

He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he also was President.  Mr. Szotlender is a Director of Endeavour Silver Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., Iron Creek Capital Corp. and Magellan Minerals Ltd., all publicly-trade resource companies.  He also consults to other public companies, and to several private exploration companies.

Bradford Cooke, Age 57 - Director

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

William Katzin, Age 57 - Director

Mr. Katzin is a graduate of the University of Cape Town, South Africa with a Bachelor of Commerce and Law degree.  He is a member of the Institute of Chartered Accountants of British Columbia.  He has been a partner in private practice with a Vancouver firm of Chartered Accountants since 1986 and has experience working with resource and exploration companies.

Kevin Bales, Age 45 – Chief Financial Officer

Mr. Bales has 17 years of financial reporting experience in mining and information technology industries.  He currently serves as Chief Financial Officer for several public junior exploration companies with operations in Canada, the United States, Central America and South America.  Mr. Bales holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also CFO of Emerick Resources Corp., Focus Ventures Ltd., Iron Creek Resources Corp., Rackla Metals Inc., Wesgold Minerals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies.

Sally Whittall, Age 52 – Corporate Secretary

Ms. Whittall was a corporate securities legal assistant in a major Vancouver law firm for six years prior to joining a group of mineral exploration companies in 1994.  She has completed the Canadian Securities Course.  Ms. Whittall is currently the Corporate Secretary of and handles the corporate regulatory work for Emerick Resources Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., Iron Creek Resources Corp., Rackla Metals Inc., Wesgold Minerals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation.

Directors and senior management are compensated in a manner consistent with their respective contributions to the overall benefit of the Company. During the fiscal year ended December 31, 2011, the Company paid to its Directors and senior management the following amounts:

Name	Position	Amount

Simon Ridgway (1) (2)	Chairman & Chief Executive Officer	$ 60,000
Kevin Bales	Chief Financial Officer	$ 30,737
Ralph Rushton (2)	President	$ 40,404
Sally Whittall (3)	Corporate Secretary	$ 1,839
Tim Osler (3)	Former Corporate Secretary	$ 21,175

(1)

Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

Simon Ridgway’s position change from President to Chairman on December 8, 2011, and Ralph Rushton’s position changed from Vice-President, Corporate Development to President on December 8, 2011.

(3)

Ms. Whittall was appointed Corporate Secretary in the place of Tim Osler on December 8, 2011.

The following stock options were granted to the Company’s directors and senior management during the fiscal year ended December 31, 2011:

Name	Position	No. of Options	Exercise Price	Expiry Date

William Katzin	Director	150,000	$0.81	July 26, 2021

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of April 16, 2012 by the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	300,000 200,000 220,000 720,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
Mario Szotlender	100,000 125,000 100,000 325,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
Ralph Rushton	150,000 200,000 100,000 450,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
Bradford Cooke	100,000 125,000 100,000 325,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
William Katzin	150,000	$0.81	July 26, 2021
Kevin Bales	110,000 100,000 210,000	$0.29 $0.69	January 7, 2020 September 23, 2020
Sally Whittall	50,000 70,000 100,000 220,000	$0.56 $0.29 $0.69	September 5, 2012 January 7, 2020 September 23, 2020
TOTAL:	2,400,000

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held no later than December 31, 2012.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee of the Company is comprised of William Katzin, Mario Szotlender and Bradford Cooke, all of whom are “independent” and “financially literate”.  The Audit Committee Charter provides that the primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

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

Compensation Committee

The Compensation Committee of the Company is comprised of William Katzin, Mario Szotlender and Bradford Cooke, all of whom are independent of management.  The Compensation Committee Charter provides that the function of the Compensation Committee is to assist the Board in discharging its oversight responsibilities relating to compensation, including the compensation of key senior management employees of the Company.

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

D.

Employees.

As at December 31, 2011, the Company had 17 employees, 13 in the Vancouver office and 4 in Guatemala and Nicaragua.  Thirteen employees provide administrative services and 4 employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of April 16, 2012, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature(1)	Percentage of Class(1)
Common	Simon Ridgway Pemberton, BC	5,604,452(2)	6.38%
Common	Ralph Rushton Vancouver, BC	555,001(3)	0.64%
Common	Mario Szotlender Caracas, Venezuela	2,033,231(4)	2.33%
Common	Bradford Cooke North Vancouver, BC	600,000(5)	0.69%
Common	William Katzin West Vancouver, BC	150,000(6)	0.17%
Common	Kevin Bales Delta, BC	210,000(7)	0.24%
Common	Sally Whittall Maple Ridge, BC	225,757(8)	0.26%
Common	All Directors and Senior Management as a group (7 individuals)	9,378,441	10.71%

(1)

Based on 86,675,617 shares outstanding as at April 16, 2012, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

1,220,000 of these shares represent currently exercisable warrants and stock options.  3,009,640 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  9,389 of the free trading shares are held by Elvietri Holdings, AVV, a private company owned by Simon Ridgway.

(3)

460,000 of these shares represent currently exercisable warrants and stock options.

(4)

539,285 of these shares represent currently exercisable stock options.

(5)

400,000 of these shares represent currently exercisable warrants and stock options.

(6)

All of these shares represent currently exercisable stock options.

(7)

All of these shares represent currently exercisable stock options.

(8)

220,000 of these shares represent currently exercisable stock options.

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

As at April 16, 2012, there were 5,140,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable by the shareholder within 60 days from April 16, 2012.  To the best of the Company’s knowledge, as of April 16, 2012 the only major shareholder in the Company is Simon Ridgway who holds or has the ability to hold 5,604,452 shares, or 6.38%.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of April 16, 2012, there were 86,675,617 shares of the Company outstanding, of which approximately 2,628 U.S. holders of record or beneficial holders, held a total of 15,390,045 shares (17.8%).  The number of beneficial holders was determined based on a review of the number of holders represented by Broadridge Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

The Company and PilaGold Inc. amalgamated and continued as one company pursuant to the provisions of the British Columbia Business Corporations Act on July 1, 2004.  Certain of the directors and officers of the Company were directors, officers and/or shareholders of PilaGold Inc.

Effective as at the Amalgamation date of July 1, 2004, the Company agreed to pay to Mill Street Services Ltd. $16,000 per month for Mr. Ridgway’s services as President of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  During 2011, Mill Street billed portions of this fee to other public companies of which Mr. Ridgway is a director for his services rendered to those companies and the portion billed to the Company was $5,000 per month.

During the fiscal year ended December 31, 2011, the Company paid an aggregate of $164,155 to directors, officers and companies which have common directors with the Company for consulting, management and administrative services.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 17 are attached hereto and found immediately following Item 19 of this Annual Report.  The Company’s auditor is BDO Canada LLP, Chartered Accountants.  An auditor’s report of BDO Canada LLP with respect to the fiscal years ended December 31, 2011 and 2010 and the balance sheets as at December 31, 2011 and 2010 and January 1, 2010, are included herein immediately preceding the consolidated financial statements.

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

Effective December 22, 2004, the Company’s shares began trading on the U.S. Over-the-Counter Bulletin Board (“OTCBB”) under the trading symbol RDUFF.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices on the TSXV and the OTCBB for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2012 fiscal year, and (c) for each of the three months from December 2011 to March 2012.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
2011	$0.93	$0.20	$0.93	$0.18
2010	$0.97	$0.20	$0.97	$0.17
2009	$0.28	$0.09	$0.33	$0.06
2008	$0.58	$0.04	$0.57	$0.02
2007	$0.78	$0.39	$0.77	$0.36

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2012
Period Ended	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
March 31, 2012	$0.39	$0.24	$0.39	$0.23
December 31, 2011	$0.49	$0.20	$0.49	$0.18
September 30, 2011	$0.93	$0.37	$0.93	$0.35
June 30, 2011	$0.84	$0.44	$0.88	$0.48
March 31, 2011	$0.92	$0.53	$0.93	$0.54
December 31, 2010	$0.97	$0.50	$0.97	$0.53
September 30, 2010	$0.82	$0.28	$0.78	$0.25
June 30, 2010	$0.41	$0.28	$0.43	$0.27
March 31, 2010	$0.46	$0.20	$0.43	$0.17

High and Low Prices for the Most Recent Six Months
	TSXV (CAD$)		OTCBB (US$)
Period	High	Low	High	Low
March 2012	$0.35	$0.24	$0.35	$0.24
February 2012	$0.39	$0.30	$0.39	$0.30
January 2012	$0.35	$0.24	$0.35	$0.23
December 2011	$0.41	$0.20	$0.40	$0.18
November 2011	$0.44	$0.31	$0.44	$0.33
October 2011	$0.49	$0.32	$0.49	$0.29

On April 16, 2012, the closing price of the Common Shares was $0.34 per Common Share on TSXV and US$0.33 per Common Share on the OTCBB.  During the last three years, the Common Shares have not been subject to any trading suspensions.

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

F.

Dividends and Paying Agents.

Not Applicable

G.

Statement by Experts.

Not Applicable

H.

Documents on Display.

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s executive offices, located at Suite 650, 200 Burrard Street, Vancouver, BC V6C 3L6.

I.

Subsidiary Information.

Not Applicable

Item 11.

Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2011, cash totalling $255,717 (December 31, 2010: $252,026) was held in US dollars, $2,441 (December 31, 2010: $3,773) in Nicaragua Cordoba, $8,091 (December 31, 2010: $15,220) in Guatemala Quetzal, $21,859 (December 31, 2010: $10,096) in Mexican Pesos and $696 (December 31, 2010: $837) in Peruvian Sols. Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $29,000 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings.  Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions.  The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.  The available-for-sale investments held in Focus, Rackla Warrants and Fortuna, and previously held in Solomon and Wesgold, are monitored by Management with decisions on sale taken at Board level.  A 10% decrease in fair value of the shares would approximately result in a $64,000 decrease in equity.

Item 12.

Description of Securities Other than Equity Securities.

Not Applicable

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011.  Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

As at December 31, 2011, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Controls Over Financial Reporting

Other than controls and procedures relating to the Company’s transition to IFRS, there has been no material change in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

The Company has identified among the three directors currently serving on the audit committee, William Katzin as an Audit Committee Financial Expert.  Mr. Katzin has been a Chartered Accountant for over 25 years and has experience working with resource and exploration companies.

Item 16B.

Code of Ethics

The Company has not adopted a formal written code of ethics given its relatively small size.  Directors and officers of the Company are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

Item 16C.

Principal Accountant Fees and Services

The chart below sets forth the total amounts billed the Company by BDO Canada LLP during the Company’s fiscal years ended December 31, 2011 and 2010, and breaks down these amounts by category of service:

	Years ended December 31
	2011	2010
Audit:	$98,500	$95,000
Audit Related:	$51,500	-
Tax (tax return preparation)	$5,500	$6,200
All Other Fees	-	-
Total	$155,500	$101,200

“Audit” is the aggregate amount billed for the audit of the Company’s consolidated annual financial statements in connection with statutory and regulatory filings or engagements.  “Audit Related Fees” consists of $4,500 for IFRS transition review and $47,000 for services relating to the Spin-Out.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2011, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

Item 16F.

Changes in Registrant’s Certifying Accountant.

None

Item 16G.

Corporate Governance.

Not applicable

Item 16H.

Mine Safety Disclosure.

Not applicable

PART III

Item 17.

Financial Statements.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB, effective with the Company’s transition to IFRS on January 1, 2011. Previously, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). Material measurement differences between CGAAP and accounting principles in the United States, applicable to the Company, were described in the Company’s previous consolidated financial statements.

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

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Report of Independent Registered Public Accounting Firm of BDO Canada LLP, Chartered Accountants
- Consolidated Statements of Financial Position as at December 31, 2011, December 31, 2010 and January 1, 2010
- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011 and 2010
- Consolidated Statements of Changes in Equity for the years ended December 31, 2011 and 2010
- Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010
- Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2011

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1 (1)	Certificate of Amalgamation and Articles of the Company dated July 1, 2004.
4 (2)	Agreement dated June 2, 2008 between the Company and Kappes, Cassiday & Associates.
4 (3)	Agreement dated December 23, 2009 between the Company and B2Gold Corp.
4	Agreement dated November 3, 2011 between the Company and Rackla Metals Inc.
4	Agreement dated April 6, 2012 between the Company and B2Gold Corp.
8 (4)	List of Subsidiaries
18 (5)	Letter Regarding Accounting Policy Change
31.1	Section 302 Certification of the President, C.E.O. and C.F.O.
32.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated July 13, 2005.

(2)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated May 27, 2009.

(3)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated June 30, 2010.

(4)

See Item 4, Organizational Structure, herein.

(5)

Incorporated by reference to the Company’s Form 20F Registration Statement dated June 28, 2011.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

 (Expressed in Canadian Dollars)

Independent Auditor’s Report

To the shareholders of

Radius Gold Inc.

We have audited the accompanying consolidated financial statements of Radius Gold Inc. which comprises the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and 2010 and related notes which includes a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Radius Gold Inc. as at December 31, 2011 and 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
April 25, 2012

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the year ended December 31, 2011

 (Expressed in Canadian Dollars)

	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 20)	(Note 20)
ASSETS
Current assets
Cash and cash equivalents (Notes 5 and 8)	$ 1,763,574	$ 7,715,347	$ 499,266
Available-for-sale investments (Notes 6 and 8)	641,707	994,609	1,715,650
Advances and other receivables (Note 15)	766,939	303,610	111,706
Taxes receivable	361,697	95,504	9,945
Due from related parties (Note 15)	541,889	176,508	152,948
Prepaid expenses and deposits	349,833	145,148	52,829
Total current assets	4,425,639	9,430,726	2,542,344

Non-current assets
Long-term deposits	70,425	23,881	23,881
Property and equipment (Note 7)	251,100	219,708	180,604
Exploration and evaluation assets (Notes 8 and 9)	4,103,346	4,909,735	4,171,592
Investment in associate (Note 8)	1,500,647	-	-
Total non-current assets	5,925,518	5,153,324	4,376,077
TOTAL ASSETS	$ 10,351,157	$ 14,584,050	$ 6,918,421

LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 15)	$ 775,439	$ 547,978	$ 246,549
Other liability (Note 10)	-	637,754	-
Total liabilities	775,439	1,185,732	246,549

Shareholders' equity
Share capital (Note 12)	56,592,613	52,631,209	42,587,194
Other equity reserve	6,251,338	5,966,627	4,332,232
Deficit	(53,312,682)	(45,078,001)	(40,499,827)
Accumulated other comprehensive (loss) income	44,449	(121,517)	252,273
Total shareholders' equity	9,575,718	13,398,318	6,671,872
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,351,157	$ 14,584,050	$ 6,918,421

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON APRIL 25, 2012 BY:

      “Simon Ridgway”                                  , Director

       “Mario Szotlender”                          , Director

Simon Ridgway

Mario Szotlender

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

	2011	2010
		(Note 20)
EXPLORATION EXPENDITURES	$ 6,390,053	$ 2,838,390

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	58,334	48,000
Consulting fees (Note 15)	114,544	30,000
Donations	1,593	2,000
Legal and audit fees	132,763	133,896
Management fees (Note 15)	60,000	60,000
Office and miscellaneous (Note 10)	62,186	46,344
Public relations	124,662	103,779
Rent and utilities	25,714	25,105
Repair and maintenance	27,802	6,549
Salaries and wages (Note 15)	216,435	247,271
Share-based compensation (Note 13)	306,915	1,612,792
Telephone and communications	18,798	12,300
Transfer agent and regulatory fees	25,659	34,936
Travel and accommodation	67,058	82,043
	1,242,463	2,445,015
Loss before other items	(7,632,516)	(5,283,405)

OTHER INCOME (EXPENSES)
Share of post-tax profits (losses) of associate (Note 8)	(6,250)	-
Gain on distribution (Note 8)	4,807,443	-
Plan of Arrangement costs (Note 8)	(289,313)	-
Foreign currency exchange gain	15,134	10,106
Gain on disposal of property and equipment	2,886	4,365
Gain on sale of available-for-sale investments	-	1,213
Gain from mineral property option agreements	157,088	247,447
Investment income	61,397	34,275
Write off of accounts payable and accrued liabilities	-	52,500
Write off of prepaid expenses and deposits	-	(3,208)
Loss before income taxes	(2,884,131)	(4,936,707)
Deferred income tax recovery (Note 14)	716,754	358,533
Net loss for the year	$ (2,167,377)	$ (4,578,174)
Other comprehensive income (loss)
Fair value gains (losses) on available-for-sale investments (net of tax)	165,966	(373,790)
Total comprehensive loss	$ (2,001,411)	$ (4,951,964)
Basic and diluted loss per share	$(0.03)	$(0.07)
Weighted average number of common shares outstanding	83,231,679	61,530,309

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

	Number of common Shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, January 1, 2010 (Note 20)	53,548,488	$ 42,587,194	$ 4,332,232	$ 252,273	$ (40,499,827)	$ 6,671,872
Loss for the year	-	-	-	-	(4,578,174)	(4,578,174)
Shares issued for private placements	24,406,143	9,816,211	-	-	-	9,816,211
Shares issued for finders' fees	953,549	415,404	-	-	-	415,404
Shares issued for property acquisition	222,509	111,300	-	-	-	111,300
Options exercised	460,000	187,100	-	-	-	187,100
Warrants exercised	136,850	68,650	-	-	-	68,650
Transfer of other equity reserve on exercise of options	-	137,282	(137,282)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	243	(243)	-	-	-
Share issuance costs	-	(692,175)	159,128	-	-	(533,047)
Available-for-sale investments	-	-	-	(373,790)	-	(373,790)
Share-based compensation	-	-	1,612,792	-	-	1,612,792
Balance, December 31, 2010	79,727,539	52,631,209	5,966,627	(121,517)	(45,078,001)	13,398,318
Loss for the year	-	-	-	-	(2,167,377)	(2,167,377)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	119,700
Options exercised	105,000	37,250	-	-	-	37,250
Warrants exercised	384,316	195,448	-	-	-	195,448
Transfer of other equity reserve on exercise of options	-	33,213	(33,213)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	22,252	(22,252)	-	-	-
Share issuance costs	-	(226,009)	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	165,966	-	165,966
Fair value of distributed assets (Note 8)	-	-	-	-	(6,067,304)	(6,067,304)
Share-based compensation (Note 13)	-	-	306,915	-	-	306,915
Balance, December 31, 2011	86,675,617	$ 56,592,613	$ 6,251,338	$ 44,449	$ (53,312,682)	$ 9,575,718

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

	2011	2010
		(Note 20)
Cash provided by (used in):

OPERATING ACTIVITIES
Loss for the year	$ (2,167,377)	$ (4,578,174)
Items not involving cash:
Amortization	58,334	48,000
Gain from mineral property option agreements	(157,088)	(247,447)
Gain from disposal of property and equipment	(2,886)	(4,365)
Write off of prepaid expenses and deposits	-	3,208
Write off of accrued liabilities	-	(52,500)
Investment income	(61,397)	-
Gain on disposal of investments	-	(1,213)
Gain on distribution	(4,807,443)	-
Loss on associate	6,250	-
Deferred income tax expense (recovery)	(716,754)	(358,533)
Share-based compensation	306,915	1,612,792
	(7,541,446)	(3,578,232)
Changes in non-cash working capital items:
Advances and other receivables	(463,329)	(191,904)
Taxes receivable	(266,193)	(83,562)
Prepaid expenses	(204,685)	(95,527)
Long-term deposits	(46,544)	-
Due from related parties	(365,381)	(23,560)
Accounts payable and accrued liabilities	227,461	352,047
	(8,660,117)	(3,620,738)
FINANCING ACTIVITIES
Proceeds on issuance of common shares	3,892,698	11,098,514
Costs of issue of shares	(73,198)	(117,643)
	3,819,500	10,980,871
INVESTING ACTIVITIES
Cash distributed on distribution of Rackla Metals shares	(1,000,000)	-
Expenditures on exploration and evaluation asset acquisition costs	(191,919)	(717,544)
Investment income	61,397	-
Gain from mineral property option agreements	106,206	120,574
Proceeds from sale of assets	24,477	28,199
Proceeds from sale of available-for-sale investments	1,412	539,299
Purchase of property & equipment	(113,599)	(110,938)
	(1,112,026)	(140,410)
Foreign exchange on opening cash and cash equivalents	870	(3,642)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,951,773)	7,216,081
Cash and cash equivalents - beginning of year	7,715,347	499,266
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,763,574	$ 7,715,347

The accompanying notes form an integral part of these consolidated financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America and up to December 8, 2011, in Canada (Note 8).  The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  This is the first time that the Company has prepared its consolidated financial statements in accordance with IFRS, having previously prepared its consolidated financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (pre-changeover Canadian GAAP).

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 20.

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis, as modified by any revaluation of available-for-sale financial assets.

The consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Nature of Operations

These financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2011, the Company had no revenue producing operations and accumulated losses of $53,312,682 since inception. However, the Company has sufficient cash resources and a working capital surplus of $3.6 million to meet its obligations for at least the next twelve months from the end of the reporting year.  The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and in preparing the opening IFRS Statement of Financial Position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

Details of the Company’s principal subsidiaries at December 31, 2011 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Exploraciones Mineras de Guatemala S.A	Guatemala	100%	Exploration company
Recursos Del Golfo, S.A.,	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Desarrollo Geologico Minerao, S.A.	Nicaragua	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company
Pavon (Cayman) Inc.	Cayman Islands	100%	Holding company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company

b)

Investment in Associate

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate.  Associates are initially recognized in the consolidated statement of financial position at cost.  The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive income, except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to make good those losses.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate. Where there is objective evidence that the investment in an associate has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

c)

Available-for-sale Investments

Available-for-sale investments are recorded at fair market value as they are considered available-for-sale.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICES - (cont’d)

d)

Foreign Currency Translation

The functional and presentation currency of the Company and its principal subsidiaries is the Canadian dollar. Transactions entered into in a currency other than the entity’s functional currency are translated as follows: unsettled monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

e)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change of value.

f)

Mineral Exploration and Evaluation Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.  Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to development properties, capitalized exploration and evaluation assets are assessed for impairment.

Options are exercisable entirely at the discretion of the optionee and amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the balance sheet and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of operations.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the issuance date.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available.  Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset.  Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

g)

Property, Equipment and Amortization

Recognition and Measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition required to bring the asset to the location and condition necessary to be capable of operating in a manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items.  The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land which is not amortized.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Subsequent Costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, that are recognized net within other income in profit or loss.

Amortization

Amortization is recognized in profit or loss and property and equipment is amortized over their estimated useful lives using the following methods:

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

h)

Earning / Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share is the same for the periods presented.

For the years ended December 31, 2011 and 2010, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 15,945,737 (2010: 14,294,696) were not included in the computation of loss per share because their effect was anti-dilutive.

i)

Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.  Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for those taxable temporary differences arising on the initial recognition of goodwill or on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized.  At the end of each reporting year the Company reassesses unrecognized deferred tax assets.  The Company recognizes a previously unrecognized deferred tax asset only to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

j)

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company.  Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.  The Company’s commons shares, share warrants, options and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds.

Flow-through Shares

The Company has previously issued flow-through common shares to finance a significant portion of its exploration programs in Canada.  Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors.  On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital.  Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of the tax reduction renounced to the shareholders.  The premium reversal is recognized as a recovery in deferred tax expense and the related deferred tax, if any, is recognized as tax provision.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

j)

Share Capital – (cont’d)

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expended at the end of the Company’s reporting year is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations.

k)

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period.  Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.  As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied.  The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statements of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date.  The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income.  Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in other equity reserve, until exercised.  Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognized the amount that otherwise would have been recognized for services received over the remainder of the vesting period.  Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

l)

Provisions

Rehabilitation Provision

The fair value of obligations associated with the retirement of tangible long-lived assets, including exploration and evaluation expenditure is recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

At December 31, 2011, the fair value of the exploration and evaluation rehabilitation costs was $nil

Other Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

m)

Impairment of Non-Financial Assets

Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

n)

Financial Instruments

Financial Assets

Financial assets are classified  into one of the following categories based on the purpose for which the asset was acquired.  All transactions related to financial instruments are recorded on a trade date basis.  The Company’s accounting policy for each category is as follows:

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

n)

Financial Instruments – (cont’d)

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transactions costs.  Gains or losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Company’s loans and receivables comprise advances and other receivables, amounts due from related parties, deposits and cash and cash equivalents in the consolidated statement of financial position.

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income.  Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss.  If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis.  On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise trade payables and accrued liabilities.  These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method.  This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position.  Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.  Trade payable amounts are unsecured and are usually paid within forty-five days of recognition.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

o)

Standards, Amendments and Interpretations Not Yet Effective

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Company is yet to assess the full impact of IFRS 11 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is yet to assess the full impact of IFRS 12 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc.

b)

The Company determines the fair value of financial instruments that are not quoted, using valuation techniques.  Those techniques are significantly affected by the assumptions used and information known at the time of measurement.  In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realized immediately. The valuation technique used for unquoted securities is disclosed in Note 6.

c)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain.  As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognised when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

d)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

e)

The recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position;

f)

The carrying value of the investment in exploration and evaluation costs and the recoverability of the carrying value which are included in the consolidated statement of financial position;

g)

The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related amortization included in the consolidated statement of comprehensive loss for the year ended December 31, 2011;

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.   The Company does not hold any deposits with maturities of greater than three months from the date of acquisition.  Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value.  As of December 31, 2011, available-for-sale investments consisted of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 14,569 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 7,175,700 warrants of Rackla Metals Inc. (“Rackla”), all public companies with common directors or officers.

As at December 31, 2011, the recorded amount for the available-for-sale investments was $641,707 (December 31, 2010: $994,609, January 1, 2010: $1,715,650).  An unrealized gain (net of tax) of $165,966 was recorded in other comprehensive income during year ended December 31, 2011 (2010: loss of $373,790).

There are no impairment provisions on the available- for- sale financial assets in 2011and 2010.

The fair value of quoted securities is based on published market prices. The fair value of the unquoted securities is based on fair value assessments including comparable private share offerings to arms-length parties.

	Focus Ventures Ltd.	Fortuna Silver Mines Inc.	Wesgold Minerals Inc.(1)	Solomon Resources Limited	Rackla Metals Inc.(2)	Portfolio Investments	Total
Balance, January 1, 2010	$1,037,628	$ -	$ 11,000	$ 130,000	$ -	$ 537,022	$ 1,715,650
Acquisition of shares	-	20,574	180,000	16,000	-	-	216,574
Disposition of investments	-	-	-	-	-	(535,610)	(535,610)
Net change in fair value recorded in other comprehensive income	(513,777)	16,772	109,000	(14,000)	-	-	(402,005)
Balance, December 31, 2010	523,851	37,346	300,000	132,000	-	1,412	994,609
Acquisition of shares	-	29,794	-	22,500	-	-	52,294
Transferred on distribution of assets (Note 8)	-	-	(600,000)	(48,750)	-	-	(648,750)
Disposition of investments	-	-	-	-	-	(1,412)	(1,412)
Net change in fair value recorded in other comprehensive income	(322,370)	14,301	300,000	(105,750)	358,785	-	244,966
Balance, December 31, 2011	$ 201,481	$ 81,441	$ -	$ -	$ 358,785	$ -	$ 641,707

(1)

Wesgold completed a public offering on October 12, 2010 and began trading on the TSX-V. Prior to this, Wesgold’s share were unquoted securities.

(2)

Rackla warrants traded on the TSX-V.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, January 1, 2010	$ 17,730	$ 299,597	$ 173,178	$ 31,558	$ 36,178	$ -	$ 558,241
Additions	3,598	-	18,240	11,894	55,316	2,480	91,528
Disposals	-	(39,679)	-	-	-	-	(39,679)
Balance, December 31, 2010	21,328	259,918	191,418	43,452	91,494	2,480	610,090
Additions	30,565	23,504	51,433	9,415	-	-	114,917
Disposals	-	(24,477)	-	-	(7,900)	-	(32,377)
Balance, December 31, 2011	$ 51,893	$ 258,945	$ 242,851	$ 52,867	$ 83,594	$ 2,480	$ 692,630

Accumulated amortization
Balance, January 1, 2010	$ 16,044	$ 209,055	$ 117,200	$ 12,330	$ 23,008	$ -	$ 377,637
Additions	1,202	4,463	19,514	4,578	8,166	372	38,295
Disposals	-	(25,550)	-	-	-	-	(25,550)
Balance, December 31, 2010	17,246	187,968	136,714	16,908	31,174	372	390,382
Additions	4,401	9,663	26,364	6,109	12,592	632	59,761
Disposals	-	(8,613)	-	-	-	-	(8,613)
Balance, December 31, 2011	$ 21,647	$ 189,018	$ 163,078	$ 23,017	$ 43,766	$ 1,004	$ 441,530

Carrying amounts
At January 1, 2010	$ 1,686	$ 90,542	$ 55,978	$ 19,228	$ 13,170	$ -	$ 180,604
At December 31, 2010	$ 4,082	$ 71,950	$ 54,704	$ 26,544	$ 60,320	$ 2,108	$ 219,708
At December 31, 2011	$ 30,246	$ 69,927	$ 79,773	$ 29,850	$ 39,828	$ 1,476	$ 251,100

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

 (Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE

Spin-out transaction

Rackla Metals Inc. (“Rackla”) was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.  As part of the Arrangement, the Company’s interest in the Scarlet property, Sixty Mile Area properties, Ten Mile Creek property, Rivier property, and other staked Yukon properties (collectively, the “Projects”) were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited (“Solomon”) and 600,000 common shares of Wesgold Minerals Inc. (“Wesgold”).

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company.  Each share purchase warrant entitles the holder to purchase one common share of Rackla at $0.30 until June 8, 2013.  On December 8, 2011, the Company received the requisite shareholder approval for the Arrangement which resulted in the Company retaining 7,175,700 common shares and share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for the assets distributed to Rackla.  Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.  The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 are as follows:

December 8, 2011
Cash and cash equivalents	$ 1,000,000
Available for sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$ 6,176,467

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

December 8, 2011
Fair value of common shares on distribution	$ 7,574,201
Net assets distributed to Rackla	(6,176,467)
Unrealized gain on distribution of assets to Rackla	1,397,734
Plus: recovered expended exploration expenditures	3,409,709
Unrealized gain on distribution of assets to Rackla	$ 4,807,443

The fair value of the common shares distributed was based on the share price of Rackla on December 9, 2011, its first day of trading, of $0.21 multiplied by the total number of the 36,067,626 shares in issue. The distribution of the 80.1% of the common shares amounting to $6,067,304 was recorded through deficit.

The unrealized gain on distribution of assets is not re-measured on changes in share price of Rackla. The Company notes that the gain was not realized by the Company. A total of $289,313 was expensed in connection with this plan of arrangement.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE – (cont’d)

On the same date of distribution, the Company lost control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. See table below showing the continuity of the Company’s interest in Rackla for the year ended December 31, 2011.

December 31, 2011
Initial fair value of investment in associate	$ 1,506,897
Less: share of losses in associate	(6,250)
Ending, investment in associate	$ 1,500,647

Included in the initial fair value of investment in associate is a premium of approximately $280,000 which is the excess of the value of the investment above the fair value of the Company’s share of net assets distributed to Rackla.

9.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	Nicaragua	Canada	Total
Balance, January 1, 2010	$ 4,020,864	$ 82,482	$ 68,246	$ 4,171,592
Shares	-	-	111,300	111,300
Cash	-	-	717,544	717,544
Acquisition costs recovered	-	-	(90,701)	(90,701)
Balance, December 31, 2010	4,020,864	82,482	806,389	4,909,735
Shares	-	-	119,700	119,700
Cash	-	-	266,919	266,919
Acquisition costs recovered	-	-	(75,000)	(75,000)
Distribution of exploration and evaluation assets on spin-out transaction (Note 8)	-	-	(1,118,008)	(1,118,008)
Balance, December 31, 2011	$ 4,020,864	$ 82,482	$ -	$ 4,103,346

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history, characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Canada (Properties distributed to Rackla- Note 8)

Pursuant to the Arrangement, on December 8, 2011, the Company assigned to Rackla all of its rights and obligations relating to the Yukon and Alaska properties described below.  Total exploration and evaluation asset acquisition costs were reduced by $1,118,008 and has been recorded  as a distribution to Rackla.

i)

Scarlet Property – Yukon Territory

The Scarlet Property consists of 728 claims which were located in the Mayo Mining District.  Exploration and evaluation asset acquisition costs were reduced by $184,977 and have been recorded as a distribution to Rackla.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Canada (Properties distributed to Rackla - Note 8) – (cont’d)

ii)

Sixty Mile Area – Yukon Territory & Alaska

The Sixty Mile Property straddles the Yukon/Alaska border and consists of 945 claims, of which 670 claims were acquired by the Company by staking or purchase from third parties.  640 of the claims are located in the Yukon and 30 claims in Alaska.

In 2009 and 2010, the Company entered into agreements with various landowners whereby it had the option to acquire a 100% interest in 275 of the Yukon claims in consideration of cash payments and share issuances.  Up to the date of the Arrangement, the Company had made option payments totaling $368,800 (December 31, 2010: $253,600) cash and issued 332,021 (December 31, 2010: 197,509) shares with a fair value of $192,000 (December 31, 2010: $91,800), and the Company completed its earn-in to acquire 18 of the optioned claims.

Exploration and evaluation asset acquisition costs were reduced by $652,144 and have been recorded as a distribution to Rackla.

iii)

Rivier Property – Yukon Territory

The Rivier Property consists of 116 claims located in the Watson Lake Mining District, of which 100 claims (the “Hulstein Claims”) are owned by Roger Hulstein. On July 18, 2010, the Company was granted the option to earn a 100% interest in the Hulstein Claims.  On September 10, 2010, the Company acquired the other 16 Rivier claims by staking. Up to the date of the Arrangement, the Company had paid $35,000 (December 31, 2010: $25,000) and issued 50,000 (December 31, 2010: 25,000) shares to Roger Hulstein.

Pursuant to an agreement dated September 1, 2011, the Company granted to Voyager Gold Corp. (“Voyager”) the option (the “Rivier Option”) to acquire a 60% interest in the Property.

Exploration and evaluation asset acquisition costs were reduced by $74,160 and have been recorded as a distribution to Rackla.

iv)

Ten Mile Creek Property – Yukon Territory

The Ten Mile Creek Property is comprised of 323 claims located in the Dawson Mining District, of which 269 claims were acquired by the Company in April 2009 by staking, and 54 claims (the “Optioned Claims”) were optioned to the Company in June 2009.  The Company had the option to earn a 100% interest in the Optioned Claims.  Up to the date of the Arrangement, the Company had paid $150,000 to the property owner according to the following schedule:

In September 2009, the Company granted to Solomon Resources Limited (“Solomon”) the option (the “Solomon Option”) to acquire a 51% interest in the Ten Mile Creek Property.  Up to the date of the Arrangement, Solomon had paid $250,000 and issued 750,000 shares to the Company.

There were no exploration or evaluation asset acquisition costs to be reduced.

v)

Snowcap Property – Yukon Territory

In 2009, the Company staked 198 claims in the Whitehorse Mining District known as the Snowcap Property. By an agreement dated November 8, 2009, as amended, the Company granted to Wesgold the option to acquire a 60% interest in the Property.  Prior to terminating the option agreement in September 2011, Wesgold had issued 600,000 common shares to the Company.

There were no exploration or evaluation asset acquisition costs to be reduced.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Canada (Properties distributed to Rackla - Note 8) – (cont’d)

vi)

Face Property – Yukon Territory

The Face Property is comprised of 270 claims in the Dawson Mining District which were staked by the Company.  Exploration and evaluation asset acquisition costs were reduced by $44,262 and have been recorded as a distribution to Rackla.

vii)

Newt Property – Yukon Territory

The Newt Property is comprised of 462 claims in the Dawson Mining District where were staked by the Company.  Exploration and evaluation asset acquisition costs were reduced by $141,943 and have been recorded as a distribution to Rackla.

viii)

Iola Property – Yukon Territory

The Iola Property is comprised of 80 claims in the Whitehorse Mining District which were staked by the Company.  Exploration and evaluation asset acquisition costs were reduced by $20,522 and have been recorded as a distribution to Rackla.

Guatemala

i)

Tambor

The Tambor Project consists of  six concessions (one granted exploitations, four exploitation applications and one exploration application) located in south-central Guatemala covering a total of 6,117 hectares.

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) whereby KCA can earn a 51% interest in the Tambor Project by incurring exploration expenditures on the property totaling US$6,500,000 over 4 years, or by putting the property into commercial production within 4 years.  If KCA earns its 51% interest, a joint venture will be formed between KCA and the Company.  Once commercial production has been achieved, KCA will receive preferential payback of 75% (the Company 25%) of after-tax cash flow from initial production until KCA receives an amount equal to its investment, less US$2,000,000.  At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until the Company receives the amount of preferential cash flow received by KCA, after which revenues will be split 51% KCA / 49% the Company.  A schedule of minimum annual required expenditures by KCA is as follows:

a)

US$1,000,000 by June 2, 2009;

b)

US$1,500,000 by June 2, 2010;

c)

US$1,500,000 by June 2, 2011; and

d)

US$2,500,000 by June 2, 2012.

As of December 31, 2011, the KCA option is in good standing.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Guatemala – (cont’d)

ii)

Southern Guatemala (formerly called Banderas)

The Company’s 100% owned land holdings in southeast Guatemala, as at December 31, 2011, consist of one active exploration license and pending reconnaissance, exploration, and exploitation license applications filed with the Guatemala Ministry of Energy and Mines (MEM) covering a total of 179,017 hectares.

iii)

Geothermal Permits

In 2010, the Company submitted applications for provisional use permits for a number of geothermal systems in Guatemala. Provisional use permits have been granted on 81,000 hectares and 29,300 hectares remain under application.

In November 2010, the Company entered into a letter of intent with Molten Power Corp. (“Molten”) to grant Molten an option to earn 100% interest in the geothermal permits.  After an extensive review of the permit process and determining its property investment goals, Molten advised the Company in 2011 that it will not proceed with its proposed option.

iv)

Regional Exploration

During 2011 and 2010, the Company conducted property investigation work on other properties.

Nicaragua

i)

Natividad (El Pavon)

The Company owns a 100% interest in the Natividad Project which consists of one granted exploration concession covering 1,301 hectares.

ii)

Trebol

The Company owns a 100% interest in the Trebol Project which consists of three granted exploration concessions covering a total of 57,698 hectares.

iii)

San Jose (formerly called San Pedro)

The Company owns a 100% interest in the San Jose Project which consists of two granted exploration concessions covering a total of 26,132 hectares.

Option to B2Gold Corp

In June 2009, the Company granted B2Gold Corp. (“B2Gold”) an option to acquire an interest in the Company’s mineral property portfolio in Nicaragua.   The agreement with B2Gold consists of three parts:

1.

Natividad, Trebol, and San Jose Properties (the “Properties”)

B2Gold has the right to acquire a 60% interest in the Properties by expending a total of US$4 million on exploration at any one or more of the Properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4,000,000, it will own a 60% interest in all of the Properties and a joint venture will be formed in which each party will contribute its prorated share of the exploration costs.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Nicaragua – (cont’d)

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

3.

The Regional Exploration Projects

The Company has assembled an extensive data base of regional geological, geochemical and geophysical data covering much of Nicaragua and has agreed to provide this data to B2Gold, on an exclusive basis.  If, as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Following the granting of a concession, B2Gold will have the option to earn a 70% interest in any such designated project area by expending US$2 million on exploration on it within 3 years from the date of the granting of the concession.  Once B2Gold has spent US$2 million exploring the designated project, it will be vested with a 70% interest in the project and a joint venture between the Company and B2Gold will be formed.

Subsequent to year end, the Company entered into a significant transaction with B2Gold. See Note 19.

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

b)

US$30,000 cash and $30,000 cash equivalent in shares by the first year anniversary (received);

c)

US$50,000 cash and $50,000 cash equivalent in shares by the second year anniversary (received subsequent to December 31, 2011);

d)

US$50,000 cash and $50,000 cash equivalent in shares by the third year anniversary; and

e)

US$100,000 cash and $100,000 cash equivalent in shares by the fourth year anniversary.

The Company and Fortuna have two common directors.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

10.

OTHER LIABILITY

Other liabilities include the liability portion of the flow-through shares issued.  The following is a continuity schedule of the liability portion of the flow-through share issuances:

Due date	Issued on May 27, 2010	Issued on December 3, 2010	Total
Balance at January 1, 2010	$ -	$ -	$ -
Liability incurred on flow-shares issued	504,553	522,000	1,026,553
Settlement of flow-through share liability on incurring expenditures	(388,799)	-	(388,799)
Balance at December 31, 2010	115,754	522,000	637,754
Liability incurred on flow-shares issued	-	-	-
Settlement of flow-through share liability on incurring expenditures	(115,754)	(522,000)	(637,754)
Balance at December 31, 2011	$ -	$ -	$ -

Other liabilities arise on the issuance of flow-through shares when the value of each flow-through share exceeds the value of each other common share issued at the same time.

On May 27, 2010, the Company closed a private placement by issuing 5,606,143 flow-through shares, at a price of $0.45 per share.

On December 3, 2010, the Company closed a private placement by issuing 5,800,000 flow-through shares, at a price of $0.65 per share.

As at December 31, 2011, the Company had fulfilled its commitment to incur exploration expenditures in relation to the May 27, 2010 and December 3, 2010 flow-through share financings and recorded Part XII.6 of $18,180 in the statement of comprehensive loss.

11.

COMMITMENT

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies related by common directors and officers on a month to month basis which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments.  The annual commitments under the leases are as follows:

2012	$ 293,389
2013	295,050
2014	299,076
2015	301,574
2016	226,920
2017	192,167
2018	192,173
2019	192,179
$ 1,992,528

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

12.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

During the year ended December 31, 2011, as part of option payments relating to portions of the Sixty Mile Property, the Company issued 34,246 shares on May 11, 2011 and 100,266 shares on August 16, 2011  The Company issued 25,000 shares on July 27, 2011 as part of the option payments due on the Rivier Property.

During the year ended December 31, 2010, as part of option payments relating to portions of the Sixty Mile Property, the Company issued 50,633 shares on March 16, 2010, 79,309 shares on August 26, 2010 and 67,567 shares on September 10, 2010.  The Company issued 25,000 shares on September 8, 2010 as part of the option payments due on the Rivier Property.

On July 4, 2011, the Company closed a private placement of 6,100,000 units at $0.60 per unit for gross proceeds of $3,660,000.  The proceeds on the sale of units are allocated all to share capital and none to warrants. The Company paid $52,350 cash, 199,250 units and 286,499 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The 99,624 warrants issued as part of the finders’ fee units and the additional 286,499 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.75.  The fair value of the 286,499 finders’ fee warrants was $33,261 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.24%, dividend yield of 0%, volatility of 79% and expected life of one year.

On December 3, 2010, the Company closed a private placement of 5,800,000 flow-through common shares at $0.65 per share for gross proceeds of $3,770,000. The Company issued 194,422 common shares and 259,230 share purchase warrants and paid $42,125 cash as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one and a half years at a price of $0.70.  The fair value of the warrants issued for finders’ fees was $109,515 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.62%, dividend yield of 0%, volatility of 87% and expected life of one and a half years.

On June 17, 2010, the Company closed a private placement of 13,000,000 units at $0.35 per unit for gross proceeds of $4,550,000.  The proceeds on the sale of units are all allocated to share capital and none to warrants. The Company paid $15,857 cash, 525,766 units and 571,071 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The warrants issued as part of the private placement unit entitle the holder to purchase an additional common share exercisable for two years at a price of $0.50.  The 571,071 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.55.  The fair value of the 571,071 finders’ fee warrants was $30,919 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.76%, dividend yield of 0%, volatility of 84% and expected life of one year.

On May 27, 2010, the Company closed a private placement of 5,606,143 flow-through common shares at $0.45 per share for gross proceeds of $2,522,764. The Company issued 233,361 common shares and 233,361 share purchase warrants as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one year at a price of $0.50.  The fair value of the warrants issued for finders’ fees was $18,694 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.60%, dividend yield of 0%, volatility of 87% and expected life of one year.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

12.

SHARE CAPITAL AND RESERVES – (cont’d)

a)

Common Shares – (cont’d)

During the year ended December 31, 2011, 105,000 stock options were exercised for gross proceeds of $37,250.  The Company reallocated the fair value of these options previously recorded in the amount of $33,213 from other equity reserve to capital stock.

During the year ended December 31, 2010, 460,000 stock options were exercised for gross proceeds of $187,100.  The Company reallocated the fair value of these options previously recorded in the amount of $137,282 from other equity reserve to capital stock.

During the year ended December 31, 2011, 384,316 share purchase warrants were exercised for gross proceeds of $195,448. The Company reallocated the fair value of those share purchase warrants previously recorded in the amount of $22,252 from other equity reserve to capital stock.

During the year ended December 31, 2010, 136,850 share purchase warrants were exercised for gross proceeds of $68,650. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $243 from other equity reserve to capital stock.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2010 to December 31, 2011:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2010	-	$ -
Issued	7,826,546	$0.51
Exercised (1)	(136,850)	$0.50
Balance, December 31, 2010	7,689,696	$0.51
Forfeited / Expired	(500,766)	$0.55
Issued	3,436,123	$0.75
Exercised (1)	(384,316)	$0.51
Balance, December 31, 2011	10,240,737	$0.59

(1)

The average share price was $0.72 (2010: $0.71) at the time the warrants were exercised.

As at December 31, 2011, the following share purchase warrants were outstanding:

Expiry Date	Number of warrants	Exercise price
June 2, 2012	259,230	$0.70
June 16, 2012	6,545,384	$0.50
July 3, 2012	3,436,123	$0.75
	10,240,737

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

12.

SHARE CAPITAL AND RESERVES – (cont’d)

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income comprises of available-for-sale reserve.  This reserve is used to recognize fair value changes on available-for-sale investments.

13.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant.  Outstanding options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the year ended December 31, 2011:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited	Closing balance	Vested and exercisable
Feb 22, 2006	Feb 21, 2011	$0.70	1,110,000	-	-	(1,110,000)	-	-
Apr 17, 2007	Apr 16, 2012	$0.52	595,000	-	-	(30,000)	565,000	565,000
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	-	850,000	850,000
May 06, 2008	May 5, 2013	$0.26	615,000	-	(40,000)	-	575,000	575,000
Jan 08, 2010	Jan 7, 2020	$0.29	1,640,000	-	(45,000)	-	1,595,000	1,595,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,620,000	-	(20,000)	(30,000)	1,570,000	1,570,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	-	75,000	75,000
Jul 04, 2011	Jul 3, 2021	$0.60	-	55,000	-	-	55,000	55,000
Jul 27, 2011	Jul 26, 2021	$0.81	-	320,000	-	-	320,000	320,000
			6,605,000	375,000	(105,000)	(1,170,000)	5,705,000	5,705,000
Weighted average exercise price			$0.52	$0.78	$0.35	$0.70	$0.50	$0.50

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

13.

SHARE-BASED PAYMENTS – (cont’d)

a)

Option Plan Details – (cont’d)

The following is a summary of changes in options for the year ended December 31, 2010:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited	Closing balance	Vested and exercisable	Unvested
Feb 22, 2006	Feb 21, 2011	$0.70	1,870,000	-	-	(760,000)	1,110,000	1,110,000	-
Apr 17, 2007	Apr 16, 2012	$0.52	835,000	-	(240,000)	-	595,000	595,000	-
Jun 01, 2007	May 31, 2012	$0.62	50,000	-	-	(50,000)	-	-	-
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	-	850,000	850,000	-
May 06, 2008	May 5, 2013	$0.26	665,000	-	(50,000)	-	615,000	615,000	-
Jan 08, 2010	Jan 7, 2020	$0.29	-	1,810,000	(170,000)	-	1,640,000	1,590,000	50,000
May 26, 2010	May 25, 2020	$0.36	-	100,000	-	-	100,000	50,000	50,000
Sep 24, 2010	Sep 23, 2020	$0.69	-	1,620,000	-	-	1,620,000	1,488,750	131,250
Nov 18, 2010	Nov 17, 2020	$0.69	-	75,000	-	-	75,000	75,000	-
			4,270,000	3,605,000	(460,000)	(810,000)	6,605,000	6,373,750	231,250
Weighted average exercise price			$0.57	$0.48	$0.41	$0.70	$0.52	$0.51	$0.53

The average share price was $0.80 (2010: $0.76) at the time the options were exercised.

c)

Fair Value of Options Issued During the Year

The weighted average fair value at grant date of options granted during the year ended December 31, 2011 was $0.67 per option (year ended December 31, 2010: $0.46).

The weighted average remaining contractual life of the options outstanding at December 31, 2011 is 5.81 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services.  If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

13.

SHARE-BASED PAYMENTS – (cont’d)

c)

Fair Value of Options Issued During the Year – (cont’d)

The model inputs for options granted during the years ended December 31, 2011 and 2010 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
07/27/11	07/26/21	$0.81	$0.81	2.88%	10 years	90%	0%
07/04/11	07/03/21	$0.55	$0.60	3.08%	10 years	89%	0%
11/18/10	11/17/20	$0.59	$0.69	3.12%	10 years	89%	0%
09/24/10	09/23/20	$0.74	$0.69	2.86%	10 years	90%	0%
05/26/10	05/25/20	$0.36	$0.36	3.25%	10 years	89%	0%
01/08/10	01/07/20	$0.35	$0.29	3.59%	10 years	89%	0%

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

b)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year as part of share-based compensation expense were $306,915 (December 31, 2010: $1,612,792).

As of December 31, 2011 there was no amount (December 31, 2010: $56,697) of total unrecognized compensation cost related to unvested share-based compensation awards.

c)

Amounts Capitalized Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions that were capitalized during the year as part of exploration and evaluation asset acquisition costs were $119,700 (December 31, 2010: $111,300).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

14.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	December 31, 2011	December 31, 2010
Loss before income taxes	$ (2,884,131)	$ (4,936,707)
Tax charge/(recovery) based on the statutory rate of 26.5% (2010: 28.5%)	(764,000)	(1,407,000)
Non-deductible expenses	(1,095,000)	551,000
Different tax rates in other jurisdictions	298,000	98,000
Non-taxable portion of capital gains	(671,000)	(21,000)
Expiry of loss carry forward	-	503,000
Flow-through shares renunciation	449,000	97,000
Spin out impact	1,250,000	-
Other	(75,000)	(24,000)
Changes in unrecognized deferred tax assets	(108,000)	(155,000)
Total income tax expense / (recovery)	$ (716,000)	$ (358,000)

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10%.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2011 taxation year for the Cayman Islands, 30.0% for Mexico, 5.0% for Guatemala and 30.0% for Nicaragua.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	December 31, 2011	December 31, 2010
Loss carry forwards	$ 640,000	$ 1,083,000
Property and equipment	82,000	67,000
Mineral Properties	565,000	133,000
Other deductible temporary differences	23,000	135,000
Unrecognized tax assets	(1,310,000)	(1,418,000)
	$ -	$ -

As at December 31, 2011, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2026	$ 67,000
2027	1,009,000
2028	653,000
2030	831,000
Total	$ 2,560,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

15.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended December 31, 2011 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Rackla Metals Inc. (Associate)	Shared general and administrative expenses
Mill Street Services Ltd.	Management fees
Rical Mining Ltd.	Expense reimbursement
Fortuna Silver Mines Ltd.	Shared general and administrative expenses
Focus Ventures Ltd.	Shared general and administrative expenses
Iron Creek Capital Corp.	Shared general and administrative expenses
Emerick Resources Corp.	Shared general and administrative expenses
Western Pacific Resources Corp.	Shared general and administrative expenses
Wesgold Minerals Inc.	Shared general and administrative expenses
Voyager Gold Corp.	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements (Note 8 and 9), the Company incurred the following expenditures charged by officers and companies which have common directors with the Company in the year ended December 31, 2011:

	2011	2010
Expenses:
Management fees	$ 60,000	$ 60,000
Consulting	10,000	30,000
Mineral property costs:
Geological consulting fees	-	3,170
	$ 70,000	$ 93,170

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $75,329 (December 31, 2010: $26,384, January 1, 2010: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $541,889 (December 31, 2010: $176,508, January 1, 2010: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $76,517 (December 31, 2010: $19,356, January 1, 2010: $17,363) payable to a former officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements and to an officer of the Company for management fees.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors. Key management compensation comprises:

	2011	2010
Salaries and wages and fees	$ 94,155	$ 109,052
Share-based payments	105,128	828,280
	$ 199,283	$ 937,332

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

 (Expressed in Canadian Dollars)

16.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico. Details of identifiable assets by geographic segments are as follows:

Year ended December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 4,954,479	$ 1,387,041	$ 29,899	$ 18,634	$ 6,390,053
Exploration and evaluation assets Distributed (Note 8)	1,118,008	-	-	-	1,118,008
Interest income	61,397	-	-	-	61,397
Amortization	44,119	5,304	6,803	2,108	58,334
Profit/(loss) before income taxes	(1,485,743)	(1,423,545)	(33,034)	58,191	(2,884,131)
Capital expenditures*	441,223	29,748	-	-	470,971

Year ended December 31, 2010
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 2,016,987	$ 753,900	$ 55,992	$ 11,511	$ 2,838,390
Exploration and evaluation assets written off	-	-	-	-	-
Interest income	34,275	-	-	-	34,275
Amortization	30,562	4,950	10,002	2,486	48,000
Profit/(loss) before income taxes	(4,195,847)	(757,195)	(92,242)	108,577	(4,936,707)
Capital expenditures*	917,785	1,596	991	-	920,372
*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 3,692,139	$ 347,633	$ 13,876	$ 371,991	$ 4,425,639
Total non-current assets	1,616,331	4,172,136	137,051	-	5,925,518
Total assets	$ 5,308,470	$ 4,519,769	$ 150,927	$ 371,991	$ 10,351,157
Total liabilities	$ 759,362	$ 163	$ 11,405	$ 4,509	$ 775,439

As at December 31, 2010
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 8,595,193	$ 181,337	$ 30,302	$ 623,894	$ 9,430,726
Total non-current assets	831,096	4,163,828	154,864	3,536	5,153,324
Total assets	$ 9,426,289	$ 4,345,165	$ 185,166	$ 627,430	$14,584,050
Total liabilities	$ 1,181,079	$ 1,769	$ 1,800	$ 1,084	$ 1,185,732

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

 (Expressed in Canadian Dollars)

17.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2011, cash totalling $255,717 (December 31, 2010: $252,026) was held in US dollars, $2,441 (December 31, 2010: $3,773) in Nicaragua Cordoba, $8,091 (December 31, 2010: $15,220) in Guatemala Quetzal, $21,859 (December 31, 2010: $10,096) in Mexican Pesos and $696 (December 31, 2010: $837) in Peruvian Sols. Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $29,000 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings.  Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions.  The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.  The available-for-sale investments held in Focus, Rackla Warrants and Fortuna, and previously held in Solomon and Wesgold, are monitored by Management with decisions on sale taken at Board level.  A 10% decrease in fair value of the shares would approximately result in a $64,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

17.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

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

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At December 31, 2011, the Company had working capital of $3.6million (December 31, 2010: $8.2 million) available to apply against short-term business requirements.  All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for Focus, Fortuna, Rackla, Wesgold and Solomon are based on quoted prices and are therefore considered to be Level 1. Wesgold moved from Level 2 to Level 1 on October 2010 following a public offering.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

 (Expressed in Canadian Dollars)

18.

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, common shares, warrants and stock options as capital. There were no changes in the Company's approach to capital management during the year ended December 31, 2011. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

19.

EVENTS AFTER THE REPORTING DATE

Subsequent to the year end, the following events which have not been disclosed elsewhere in these consolidated financial statements have occurred:

i)

On April 5, 2012, the Company and B2Gold Corp. (“B2Gold”) entered into a binding letter agreement pursuant to which B2Gold has agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon gold properties in Nicaragua in consideration of C$20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreement. In addition, B2Gold has agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis). Based on a previous joint venture agreement with the Company, B2Gold had earned a 60% interest in the Trebol and Pavon properties by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – the Company joint venture.

The completion of the transaction is subject to a number of conditions, including the completion by B2Gold of satisfactory due diligence by May 6, 2012, the negotiation and execution of a definitive purchase agreement and the approval of all relevant regulatory authorities, including the approval of the TSX for the listing of the common shares of B2Gold to be issued in connection with the transaction.

B2Gold and the Company have also agreed to enter into a joint venture agreement on 60% - 40% basis with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua and continue jointly exploring the properties with B2Gold and the Company contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

In connection with the proposed transaction, B2Gold and the Company will terminate all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Jose exploration properties.

ii)

On April 16, 2012, 565,000 options exercisable at $0.52 expired unexercised

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

 (Expressed in Canadian Dollars)

19.

EVENTS AFTER THE REPORTING DATE – (cont’d)

iii)

On February 6, 2012, the exercise prices for outstanding warrants were reduced to 73% of their original exercise price as a result of the Spin-Out. Warrants that were adjusted were comprised of:

Number of warrants	Original exercise price	Adjusted exercise price	Expiry date
259,230	$0.70	$0.51	June 2, 2012
6,545,384	$0.50	$0.37	June 16, 2012
3,436,123	$0.75	$0.55	July 3, 2012
10,240,737

No other adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

20.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company’s consolidated financial statements for the year-ending December 31, 2011 are the first annual consolidated financial statements prepared in accordance with IFRS.  IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”), requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”).  IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company is December 31, 2011.  Therefore, the consolidated financial statements for the year-ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year-ended December 31, 2010 and the opening IFRS statement of financial position at January 1, 2010 are prepared in accordance with IFRS standards effective at the reporting date.  However, IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.  Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian GAAP.

In preparing the opening IFRS consolidated financial statements, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with pre-changeover Canadian GAAP.

An explanation of how the transition from pre-changeover Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following notes and tables:

a)

Optional Exemptions

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

Business Combinations

The Company has elected not to retrospectively apply IFRS 3 Business Combinations to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

Compound Financial Instruments

The Company has elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

b)

Mandatory Exception

Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error.  As a result, the Company has not used hindsight to revise estimates.

Derecognition of Financial Assets and Liabilities

The Company has applied the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement prospectively from the Transition Date.  As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAAP have not been reviewed for compliance with IAS 39.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

20.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS – (cont’d)

c)

Reconciliations

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods.  The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations.  The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows and as such no reconciliation of the statement of cash flows has been prepared. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

The January 1, 2010 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

ASSETS

Current assets	$ 2,542,344	$ -	$ 2,542,344

Non-current assets
Long-term deposits	23,881	-	23,881
Property and equipment	183,220	(2,616)	180,604	(i)
Exploration and evaluation assets	4,293,592	(122,000)	4,171,592
Total non-current assets	4,500,693	(124,616)	4,376,077

TOTAL ASSETS	$ 7,043,037	$ (124,616)	$ 6,918,421

LIABILITIES and SHAREHOLDERS' EQUITY

Current liability
Accounts payable and accrued liabilities	$ 246,549	$ -	$ 246,549

Non-current liability
Deferred income tax liability	122,000	(122,000)	-	(ii)
Total liabilities	368,549	(122,000)	246,549

Shareholders' equity
Share capital	42,587,194	-	42,587,194
Other equity reserve	4,332,232	-	4,332,232
Deficit	(41,157,211)	657,384	(40,499,827)	(i)(ii)(iv)
Accumulated other comprehensive income	912,273	(660,000)	252,273	(iv)
Total shareholders' equity	6,674,488	(2,616)	6,671,872

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,043,037	$ (124,616)	$ 6,918,421

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

20.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS – (cont’d)

The December 31, 2010 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

ASSETS

Current assets	$ 9,430,726	$ -	$ 9,430,726

Non-current assets
Long-term deposits	23,881	-	23,881
Property and equipment	226,469	(6,761)	219,708	(i)
Exploration and evaluation assets	5,031,735	(122,000)	4,909,735
Total non-current assets	5,282,085	(128,761)	5,153,324

TOTAL ASSETS	$ 14,712,811	$ (128,761)	$ 14,584,050

LIABILITIES and SHAREHOLDERS' EQUITY

Current liability
Accounts payable and accrued liabilities	$ 547,978	$ -	$ 547,978
Other liabilities	-	637,754	637,754	(iii)
Total current liabilities	547,978	637,754	1,185,732

Non-current liability
Deferred income tax liability	122,000	(122,000)	-	(ii)
Total liabilities	669,978	515,754	1,185,732

Shareholders' equity
Share capital	53,657,762	(1,026,553)	52,631,209	(iii)
Other equity reserve	5,966,627	-	5,966,627
Deficit	(46,280,912)	1,202,911	(45,078,001)	(i)(ii)(iii)(iv)
Accumulated other comprehensive loss	699,356	(820,873)	(121,517)	(iv)
Total shareholders' equity	14,042,833	(644,515)	13,398,318

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,712,811	$ (128,761)	$ 14,584,050

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

20.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS – (cont’d)

The Canadian GAAP Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

Loss before income taxes	$ (5,093,435)	$ 156,728	$ (4,936,707)	(i)
Deferred income tax recovery (expense)	(30,266)	388,799	358,533	(iii)
Net loss for the year	(5,123,701)	545,527	(4,578,174)

Deficit, beginning of the year	(41,157,211)	657,384	(40,499,827)
Deficit, end of the year	$ (46,280,912)	$ 1,202,911	$ (45,078,001)

Notes to the IFRS reconciliations:

i)

Website costs

Under Canadian GAAP, Radius capitalized costs relating to the development of its website. Under IFRS, where the website has been developed solely or primarily for promoting or advertising the entity’s products and services, the entity will be unable to demonstrate that such a web site will generate future economic benefits, and costs incurred on the development of the website are expensed as incurred. On adoption of the IFRS requirements, the Company recorded a $6,761 decrease to property and equipment and an increase to deficit.

ii)

Deferred income taxes

Under Canadian GAAP, a $122,000 deferred income tax liability was recognized on the acquisition of Guatemalan mineral property assets. Under IFRS, the tax liability would not have been recognized, either on acquisition or subsequently. On adoption of the IFRS requirements, the Company recorded a $122,000 decrease to deferred tax liability and a decrease to exploration and evaluation assets.

iii)

Flow-through shares

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures. Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as deferred tax expense. On adoption of the IFRS requirements, the Company recorded a $1,026,553 decrease to share capital, a premium liability of $637,754 and a deferred income tax recovery of $388,799 as at and for the year ended December 31, 2010. There was no impact on the transition date statement of financial position.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

20.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS – (cont’d)

Notes to the IFRS reconciliations: – (cont’d)

iv)

Related party transactions at carry amounts

Under Canadian GAAP, related party transactions not in the normal course of operations should be measured at the carrying amount.  Any excess between the carrying amounts of the items exchanged and consideration received should be included as a charge or credited to equity. Under the IFRS framework, related party transactions are to be measured at fair value with any difference between value received and consideration paid being recorded through the statement of comprehensive loss.  On adoption of the IFRS requirements, the Company recorded a $660,000 decrease to net loss and charge to accumulated other comprehensive income of $660,000 as at January 1, 2010. As at December 31, 2010, an adjustment of $820,873, which includes $660,000 on transition and $160,873 for year ended December 31, 2010 transactions was required in connection with related party transactions at fair value through. For the year ended December 31, 2010, the Company recorded a $160,873 decrease to net loss, $660,000 decrease to opening deficit and charge to accumulated other comprehensive income of $820,873 as at January 1, 2010.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2012

By  /s/ Simon Ridgway

Simon Ridgway,

Chief Executive Officer