Form 20-F/A
period 2011-12-31
RADIUS GOLD INC.
filed 2012-06-28
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

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

Yes     No   X     N/A

EXPLANATORY NOTE

Upon advice from our external auditors BDO Canada LLP, management has determined that the independent Auditor's Report included in our Form 20-F Annual Report for the year ended December 31, 2011 should be revised to include a statement that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). This amended Form includes this revised report. There are no other changes to the previously filed Form 20-F.

	TABLE OF CONTENTS

PART III
Item 17.	Financial Statements	55
Item 18.	Financial Statements	56
Item 19.	Exhibits	56

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

Item 18.

Financial Statements.

Not Applicable

Item 19.

Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Amended Annual Report on Form 20-F/A in the United States.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2011

(Expressed in Canadian Dollars)

	Number of common Shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, January 1, 2010 (Note 20)	53,548,488	$ 42,587,194	$ 4,332,232	$ 252,273	$(40,499,827)	$ 6,671,872
Loss for the year	-	-	-	-	(4,578,174)	(4,578,174)
Shares issued for private placements	24,406,143	9,816,211	-	-	-	9,816,211
Shares issued for finders' fees	953,549	415,404	-	-	-	415,404
Shares issued for property acquisition	222,509	111,300	-	-	-	111,300
Options exercised	460,000	187,100	-	-	-	187,100
Warrants exercised	136,850	68,650	-	-	-	68,650
Transfer of other equity reserve on exercise of options	-	137,282	(137,282)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	243	(243)	-	-	-
Share issuance costs	-	(692,175)	159,128	-	-	(533,047)
Available-for-sale investments	-	-	-	(373,790)	-	(373,790)
Share-based compensation	-	-	1,612,792	-	-	1,612,792
Balance, December 31, 2010	79,727,539	52,631,209	5,966,627	(121,517)	(45,078,001)	13,398,318
Loss for the year	-	-	-	-	(2,167,377)	(2,167,377)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	119,700
Options exercised	105,000	37,250	-	-	-	37,250
Warrants exercised	384,316	195,448	-	-	-	195,448
Transfer of other equity reserve on exercise of options	-	33,213	(33,213)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	22,252	(22,252)	-	-	-
Share issuance costs	-	(226,009)	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	165,966	-	165,966
Fair value of distributed assets (Note 8)	-	-	-	-	(6,067,304)	(6,067,304)
Share-based compensation (Note 13)	-	-	306,915	-	-	306,915
Balance, December 31, 2011	86,675,617	$ 56,592,613	$ 6,251,338	$ 44,449	$(53,312,682)	$ 9,575,718

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

Year ended December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 4,954,479	$ 1,387,041	$ 29,899	$ 18,634	$ 6,390,053
Exploration and evaluation assets Distributed (Note 8)	1,118,008	-	-	-	1,118,008
Interest income	61,397	-	-	-	61,397
Amortization	44,119	5,304	6,803	2,108	58,334
Profit/(loss) before income taxes	(1,485,743)	(1,423,545)	(33,034)	58,191	(2,884,131)
Capital expenditures*	441,223	29,748	-	-	470,971

Year ended December 31, 2010
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 2,016,987	$ 753,900	$ 55,992	$ 11,511	$ 2,838,390
Exploration and evaluation assets written off	-	-	-	-	-
Interest income	34,275	-	-	-	34,275
Amortization	30,562	4,950	10,002	2,486	48,000
Profit/(loss) before income taxes	(4,195,847)	(757,195)	(92,242)	108,577	(4,936,707)
Capital expenditures*	917,785	1,596	991	-	920,372
*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 3,692,139	$ 347,633	$ 13,876	$ 371,991	$ 4,425,639
Total non-current assets	1,616,331	4,172,136	137,051	-	5,925,518
Total assets	$ 5,308,470	$ 4,519,769	$ 150,927	$ 371,991	$ 10,351,157
Total liabilities	$ 759,362	$ 163	$ 11,405	$ 4,509	$ 775,439

As at December 31, 2010
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 8,595,193	$ 181,337	$ 30,302	$ 623,894	$ 9,430,726
Total non-current assets	831,096	4,163,828	154,864	3,536	5,153,324
Total assets	$ 9,426,289	$ 4,345,165	$ 185,166	$ 627,430	$ 14,584,050
Total liabilities	$ 1,181,079	$ 1,769	$ 1,800	$ 1,084	$ 1,185,732

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

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2012

By  /s/ "Simon Ridgway"

Simon Ridgway,

Chief Executive Officer