Form 20-F
period 2012-12-31
RADIUS GOLD INC.
filed 2013-04-30
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Other [    ]

by the International Accounting Standards Board [  X  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17        Item 18   X

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

Auditors.

Not Applicable

Item 2.

Offer Statistics and Expected Timetable.

Not Applicable

Item 3.

Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2012, 2011 and 2010.  The Company’s transition date to IFRS was January 1, 2010.  The financial data for dates and periods prior to January 1, 2010 have not been restated.  The consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants as at and for the years ended December 31, 2012 and 2011 and are reported in Canadian dollars.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on December 31 of each year.

The following are summaries of certain selected financial information for the Company’s most recently completed fiscal year and the fiscal years ended December 31, 2011 and 2010.

IFRS	(in 000’s, except per share data)
	As at 12/31/12	As at 12/31/11 (*Restated)	As at 12/31/10
Working Capital	17,690	3,650	8,245
Exploration and Evaluation Assets (Mineral Properties)	531	4,103	4,910
Long Term Debt	-	-	-
Shareholders’ Equity	18,988	9,576	13,398
Total Assets	19,243	10,351	14,584

Revenue	-	-	-
Net Income (Loss)	8,929	(2,633)	(4,578)
Income (Loss) Per Share	0.10	(0.03)	(0.07)
Comprehensive Income (Loss)	9,026	(2,001)	(4,952)
Dividends Per Share	-	-	-
Weighted Average Number of Shares	86,676	83,232	61,530

*Correction of error in previously issued consolidated financial statements

During the third quarter of 2012, the Company discovered an error in its previously reported consolidated financial statements as at and for the year ended December 31, 2011. The Company is required to separately disclose the impact of correction of errors, if any, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, the Company has classified its marketable securities as available-for-sale financial instruments. Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. During the third quarter of 2012, the Company re-assessed and determined that its investment in the shares of Focus, a public company with common directors and officers, suffered an impairment as at December 31, 2011.

As a result of this determination, and in accordance with IAS 39, the Company has reclassified the loss previously recognized in other comprehensive income from accumulated other comprehensive income to accumulated deficit. As at and for the year ended December 31, 2011, this reclassification adjustment resulted in a $465,925 increase in other comprehensive income, a $465,925 increase in loss on impairment of available-for-sale investments, a $465,925 increase in accumulated other comprehensive income, and a $465,925 increase in accumulated deficit.  For the year ended December 31, 2011, the reclassification adjustment did not have an impact on operating, financing, or investing cash flow activities and there was no change in loss per share.

	For the year ended December 31, 2011
	As previously reported	As restated
Consolidated statement of financial position:
Accumulated other comprehensive (loss) income	$ 44,449	$ 510,374
Deficit	(53,312,682)	(53,778,607)

Consolidated statement of comprehensive income (loss):
Impairment on available-for-sale investments	$ -	$ (465,925)
Income (loss) before income taxes	(2,884,131)	(3,350,056)
Net income (loss) for the year	(2,167,377)	(2,633,302)
Fair value gains on available-for-sale investments	165,966	631,891
Total comprehensive loss	(2,001,411)	(2,001,411)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.03)

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 8, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.0199.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended March 31, 2013	1.0314	1.0155
Month ended February 28, 2013	1.0286	0.9959
Month ended January 31, 2013	1.0078	0.9839
Month ended December 31, 2012	0.9958	0.9841
Month ended November 30, 2012	1.0029	0.9927
Month ended October 31, 2012	1.0003	0.9763

Average
Fiscal year ended December 31, 2012	0.9994
Fiscal year ended December 31, 2011	0.9858
Fiscal year ended December 31, 2010	1.0298
Fiscal year ended December 31, 2009	1.1373
Fiscal year ended December 31, 2008¹	1.0679

¹ For the year ended December 31, 2008, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York.  For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

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

The mining industry involves substantial risks and there is no assurance that the business of the Company will achieve profitable operations.

Few properties that are explored are ultimately developed into producing mines.  At present, there are no known bodies of commercial ore on any of the Company’s properties and the proposed exploration programs are an exploratory search for ore.  At December 31, 2012, the Company had not yet achieved profitable operations, has accumulated losses since inception, and is expected to incur further losses in the development of its business.

Risks involved in the conduct of exploration programs include unusual or unexpected formation, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.  Although the management of the Company has experience in the exploration and development of mineral properties, it has relied on and may continue to rely upon consultants and others for exploration and operating expertise.  The economics of developing mineral properties is affected by many factors including the cost of operations, variation of the grade of minerals mined and fluctuations in the price of any minerals produced.

The Company is dependent on public and private distributions of equity to obtain capital in order to sustain operations.

The Company has depended on financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

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

The Company may be adversely affected by metal prices.

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any metals discovered.  Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.

The Company’s financial position and its ability to finance may be adversely affected by fluctuations in securities markets.

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects.  Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, they may negatively impact the Company’s ability to raise additional funds through equity issues, or the Company’s financial position by devaluing the Company’s available-for-sale investments.

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

In 2012, the Company sold its interest in the Tambor Project, Guatemala, and the majority of its Nicaragua properties pursuant to the following transactions:

Sale of Tambor Project, Guatemala

In August 2012, the Company sold its remaining interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing, and approximately US$300,000 if and when KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.

Sale of Nicaragua Assets

In the first quarter of 2012, B2Gold Corp. (“B2Gold”) had exercised its option to acquire a 60% interest in the Company’s entire Nicaragua mineral property portfolio.  On April 5, 2012, the Company and B2Gold entered into a letter of intent pursuant to which B2Gold agreed to acquire a 100% interest in the Trebol and Pavon properties in consideration of $20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange for the ten trading days immediately preceding the date of the letter agreement.  In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which might be outlined in the future at Trebol (on a 100% basis).

The property sale was completed in August 2012, and in consideration therefor, the Company was issued 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993.  A separate agreement was also signed covering the future contingent payments on the Trebol property.

As well, B2Gold and the Company have entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua which the companies are jointly exploring.

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

Organizational Structure

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Name	Date of Incorporation	Jurisdiction	Percentage Owned
Minerales Sierra Pacifico S.A.	November 17, 1999	Guatemala	100%
Recursos Del Golfo, S.A.,	December 10, 2004	Guatemala	100%
Minerales de Nicaragua S.A.	November 18, 2002	Nicaragua	100%
Geometales Del Norte-Geonorte	May 2, 2005	Mexico	100%
Radius (Cayman) Inc	January 31, 2005	Cayman Isl.	100%

D.

Property and Equipment

During 2012 and up to the date thereof, the Company held interests in properties in Guatemala, Nicaragua and Mexico, as set out in the following map and more particularly described below:

N
Exploration Projects
Geothermal Licenses
Santa Brígida
Tlacolula
Cuba
Mexico
Belize
Holly-Banderas
Guatemala
Honduras
El Salvador
Nicaragua
El Arado
La Magnolia
San Jose
Costa Rica
0 125 250
km
RADIUS
GOLD INC.
Projects
April, 2013

Guatemala

In Guatemala, exploration concessions are granted for an initial period of three years.  Thereafter, an extension of two years may be obtained, and then a final extension of two years, for a total of seven years. Thereafter, the concession is either converted to an exploitation concession, or forfeited.

In order to keep its properties in Guatemala in good standing, the Company would have to pay filing fees to the Guatemala government, paid annually in advance, equal to US$387.66 per square kilometer (100 hectares), or fraction thereof, for the first three years after the granting of an exploration concession, and US$775.41 per square kilometer, or fraction thereof, for the fourth and fifth years, if so extended, and US$1,163.12 per square kilometer, or fraction thereof, for the sixth and seventh years, if so extended.  For exploitation concessions, an annual fee of US$1,550.82 per square kilometer is required.  The Company would have to also file annual exploration reports.

The Company’s currently held properties in Guatemala are set out below:

1.

Southeastern Guatemala

As at April 8, 2013, the Company holds a 100% interest in 34 concessions (one reconnaissance application, three exploitation applications, and 30 exploration applications) located in southeastern Guatemala, as follows:

Concession Name	Size (Hectares)	Expiry Date / Application Date

La Luz	2,000.00	Exploitation licence applied for June 21, 2011
Aurora	2,000.00	Exploitation licence applied for June 21, 2011
El Dorado II	2,000.00	Exploitation licence applied for June 21, 2011
Joyita	1,364.32	Exploration licence applied for Sept. 9, 2008
Marisol I	3,407.02	Exploration licence applied for Feb. 3, 2010
Marisol II	2,772.33	Exploration licence applied for Feb. 3, 2010
CECI	3,044.67	Exploration licence applied for Feb. 3, 2010
Cirilo I	1,350.00	Exploration licence applied for March 18, 2010
Cirilo II	320.00	Exploration licence applied for March 18, 2010
Salvador I	6,195.57	Exploration licence applied for March 18, 2010
Frida	7,133.92	Exploration licence applied for May 12, 2010
Belen	7,372.28	Exploration licence applied for May 12, 2010
Paola	9,956.11	Exploration licence applied for May 12, 2010
El Caminero	9,322.38	Exploration licence applied for May 12, 2010
Eliza	62,215.63	Reconnaissance licence applied for May 27, 2010
Carolina	9,806.80	Exploration licence applied for June 11, 2010
Conchita	8,579.55	Exploration licence applied for June 11, 2010
La Pena	8,037.73	Exploration licence applied for June 11, 2010
Karen	6,838.05	Exploration licence applied for June 11, 2010
Juanita	5,167.80	Exploration licence applied for July 13, 2010
Las Pomas	6,124.30	Exploration licence applied for Feb. 23, 2011
El Arco	169.92	Exploration licence applied for April 15, 2011
El Muro	514.50	Exploration licence applied for April 15, 2011
La Tuna	8,404.60	Exploration licence applied for March 27, 2012
Pitaya	8,664.02	Exploration licence applied for March 27, 2012
Fedora	3,324.99	Exploration licence applied for June 11, 2012
Arabel	4,650.00	Exploration licence applied for August 8, 2012
Arely	4,850.00	Exploration licence applied for August 8, 2012
Azafran	7,990.00	Exploration licence applied for August 10, 2012
Scarlett	5,350.00	Exploration licence applied for August 13, 2012
Alcea	8,940.00	Exploration licence applied for Sept. 10, 2012
La Regia	5,629.50	Exploration licence applied for March 11, 2013
Guirnalda	3,900.37	Exploration licence applied for March 12, 2013
Tulipan	3,202.75	Exploration licence applied for March 25, 2013
	230,599.12

The three exploitation applications were filed in order to convert one previously granted exploration licence to exploitation; until the exploitation licences are issued, the granted exploration licence remains in place.

The majority of these concessions lie within extensive hydrothermal fields in Tertiary volcanic and sedimentary rocks in southeastern Guatemala which host both Escobal, Tahoe Resources Inc.’s mesothermal Ag-Au-Pb-Zn deposit and Cerro Blanco, Goldcorp Inc.’s hot-spring epithermal Au-Ag deposit.  The hydrothermal field is a product of Tertiary to Quaternary-aged extension tectonics related to the Jocotan, Motagua, and Polochic continental wrench faults and their associated structures.

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

The Pyramid Hill prospect is a northwest-trending, subvertical brittle fault with associated mineralized cataclastic breccias and veins.  The extent of mineralization has been mapped to over 2 km in strike length. Less than 500 meters northeast of Pyramid Hill, the M28 zone consists of a series of stacked southwest dipping hydrothermal quartz veins offset by late normal block faulting.  Drilling highlights from previous early work programs on these zones include 2.2m of 6.9 ppm Au and 261 ppm Ag in hole BDD-014 at Pyramid Hill, and 4.3m of 6.0 ppm Au and 72 ppm Ag in hole BDD-04 at M28 (for full drill results from these drill campaigns (see Radius news release dated April 13, 2004).

The Holly zone is spatially associated with the east-west trending Jocotan continental wrench fault, approximately 9 km west-northwest of the Pyramid Hill prospect.  Previous drilling returned results of up to 14.2 meters of 4.14 ppm Au and 150 ppm Ag in hole HDD-001, and 9 meters of 1.84 ppm Au and 45 ppm Ag in hole HDD-007 (see Radius Explorations Ltd. news release from December 17, 2002).  Mineralization occurs in association with epithermal quartz and quartz-hematite veins within the Jocotan fault conglomerates and basinal sediments as well as in the metamorphic phyllites to the north of the fault, although only the former have been drill tested.

Recent prospecting at the Holly zone has led to the discovery of hydrothermal quartz veins (El Pino and La Peña occurrences) hosted in the metamorphic rocks to the north of the Jocotan fault, bearing grades of up to 58 ppm Au and 1937 ppm Ag over 5.1 meters in surface trenching (see Radius news release of May 16, 2011).  The metamorphic rocks north of the Jocotan fault were not previously believed to be a likely host for epithermal mineralization, and this discovery opens up the area to significant further exploration.

Previous drilling on the Pyramid Hill, M28, and Holly prospects only tested the epithermal systems to relatively shallow depths, generally less than 150 meters below surface.  In contrast, the metal-productive depths of most low-sulphidation epithermal systems is generally thought to be 200 to 600 meters below the hydrothermal system’s water table, indicating that the present drilling does not adequately test the mineralization system.  Upon review, and with the present gold and silver prices in mind, management feels that these prospects warrant significant deeper drilling to comprehensively test the potential metal-productive zones of these prospects.

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

Anomalous gold and silver mineralization has been detected in rock and soil samples obtained by the Company over more than 600m strike length, and reconnaissance soil sampling indicates that the zone may extend for up to 3 km in total. 250 samples, a mix of outcrop and float, were collected across a 500 x 300 meter area trending northwest along the exposed southwest facing cliff.  The samples returned gold values ranging from trace to 6.06 ppm Au, and averaged 0.94 ppm Au.  Of the samples taken, 55% graded > 0.5 ppm Au, including 25% samples grading > 1 ppm Au.

Future Work

The Company is designing the next phase program of drilling at El Zapote, which is fully permitted for drilling and offers the possibility for a near-surface, broad mineralized stockwork breccia zone.  Exploratory drill holes have been planned to test its orientation, thickness, and grade distribution under the surface showings.  Deeper drilling programs at Pyramid Hill, M28, and Holly are also being considered to test for high grade mineralization systems at depth, such as that discovered by Tahoe Resources Inc. at their Escobal deposit, 70 km west of the Property.

As well, the Company’s Guatemalan team is continuing its regional work through stream sediment sampling, prospecting, and mapping.

All work at the southeastern Guatemala concessions is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Exploration Manager.  No Resource or Reserve has been defined within the southeastern Guatemala concessions.

2.

Geothermal Licences

The Company has revisited its hot spring database for Guatemala and in June 2010 submitted applications for Provisional Use Permits for a number of active geothermal systems that may have potential as geothermal resources for power generation.  To date, a Provisional Use Permit has been granted on 15,300 hectares.  The Company is seeking a joint venture partner to further develop these geothermal systems.

- 11 -

3.

Tambor Project

The Tambor Project consists of six concessions located in south-central Guatemala.

In June 2008, the Company granted to KCA the right to earn a 51% interest in the Tambor Project by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.

As set out in Item 4.B above, the Company sold its interest in the Tambor Project to KCA in August 2012.

In January 2004, the Company obtained a National Instrument 43-101 Technical Report compliant gold resource estimate on the Tambor Project for the Company.  There are no material changes to the property since the date of this report.  The Technical Report has been filed in SEDAR.com.  The following is a summary of the Technical Report.

Exploration and Development History

The Tambor Project is located in south-central Guatemala.  Tambor is a metasediment and greenstone hosted, structurally controlled mesothermal lode gold deposit.  Quartz-gold-arsenopyrite mineralization occurs in veins and breccias localized by kink bands in sheared host rocks. The project hosts at least 13 gold-bearing mineral occurrences spread over a 14 km by 6 km area.

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

During 2002, Gold Fields conducted initial scout drilling on seven areas, mainly on the western end and east end of the JV properties.  Of these seven areas, only the Laguna North area has received follow up drilling. In the final months of 2002, high grade quartz vein hosted mineralization with visible gold was located at Guapinol South.  Hand excavated trenches there returned values up to 10.1 meters of 31g/t Au in trench GP-5.

In early 2003, Gold Fields made a new high grade discovery 200 meters east of the Guapinol South veins in an area called Poza del Coyote.  The first trench on this zone returned a high-grade core of 10.93 meters at 66.83 g/t Au within a broader lower grade mineralized zone.  An initial ten-hole reverse circulation (RC) drilling program returned high grade intercepts in five holes with moderate-grade intercepts in four additional holes.

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

During late 2006, the Company initiated the planning and development of an underground exploration adit on the Guapinol zone at Tambor.  In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol.  The primary objective of the underground work was to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  In July 2007, the exploration adit intersected the target vein as planned 202.1 meters into the hill.  The width of the vein exposure in the main tunnel was 3.2 meters, with a dip of 75º for a true width of 3.09 meters.  Diamond drill hole PDD-03-033, first reported in the Company’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3 meters from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40 meters (includes 0.2 meters of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28 meters)

• 77.7 g/t Au over 2.40 meters from the vein on the west tunnel wall (est. true width 2.32 meters)

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

Geology, Mineral Deposits and Resources

Current understanding of the gold mineralization on the Tambor property suggests that it is a classic example of an orogenic (“mesothermal”) lode gold deposit. Specifically, Tambor is a metasediment and greenstone hosted, structurally controlled mesothermal lode gold deposit. Quartz-gold-arsenopyrite mineralization occurs in veins and breccias localized by kink bands in sheared host rocks. The project hosts at least 13 gold-bearing mineral occurrences spread over a 14 km by 6 km area.

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

The NI 43-101 compliant gold resource estimate for the Tambor Gold Project.  Tambor contains 216,000 ounces of gold in inferred resources and 57,800 ounces in indicated resources.  The definitions of the measured, indicated and inferred resources conform to CIM Guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000.

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

Core drilling in 2003 defined a NI43-101 resource estimate of 57,800 ounces gold in the indicated category, and 216,200 ounces gold in the inferred category (see the Company’s press release dated December 10, 2003).  This resource was established within a 1 km strike length of a soil anomaly that is consistent for over 14 km.

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

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources, namely, the Trebol, Pavon and San Jose exploration properties (the “Properties”), the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

1.

Trébol Property

The Trébol Property is comprised of three granted exploration concessions located within the Region Autonoma Atlantico Norte in northeastern Nicaragua, as follows:

Name	Size (Hectares)	Expiry Date

La Amapola	13,809.90	April 19, 2032
El Trébol	28,383.17	April 19, 2032
La Flor	15,504.91	April 19, 2032
	57,697.98

2.

Pavon Project

The Pavon gold project is located in central Nicaragua, a 5 hour drive from Managua and about 1 hour from the town of Waslala.  It outcrops on a main road and access to most parts of the project area is possible by foot or on horse back.  It is located in a hilly agricultural region largely given over to cattle grazing.  The original forest cover has been cut down over many years by slash and burn farmers.  The property consists of one granted exploration concession as follows:

Name	Size (Hectares)	Expiry Date

Natividad	1,301.10	February 11, 2029

3.

San Jose Property

The San Jose Property is comprised of applications for two granted exploration concessions located in the east-central Nicaragua, as follows:

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

B2Gold had the right to acquire a 60% interest in the Trebol, Pavon and San Jose properties in Nicaragua by spending a total of US$4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold had spent the US$4 million, it would own a 60% interest in all of the properties and a joint venture would be formed whereby each party would contribute its pro-rated share of the exploration costs.

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

On April 5, 2012, Radius and B2Gold entered into a binding letter agreement pursuant to which B2Gold has agreed to acquire a 100% interest in the Trebol and Pavon properties (other than the San Jose concession) in consideration of $20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange for the ten trading days immediately preceding the date of the letter agreement. In addition, B2Gold agreed to make contingent payments to Radius of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis).  All aspects of the existing option and joint venture arrangements were terminated.

The property sale transaction was completed on August 10, 2012 pursuant to which the Company received 4,815,894 common shares of B2Gold.  In addition, B2Gold and the Company entered into a joint venture agreement with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua to jointly explore the properties with B2Gold and the Company owning 60% and 40% respectively, of the rights and obligations of each joint venture.

No proven and probable mineral reserves or resources have been defined within the Trebol, Natividad or San Jose properties.

Joint Venture Exploration

In February 2013, B2Gold reported on its exploration work conducted during the fourth quarter of 2012 at the San Jose property.  B2Gold have been trenching various anomalies and veins as follow up to work done by Radius in 2007/2008 and to identify new targets.

Trenches 9 through 18 were cut along the PM-1 vein zone where Radius drilled in 2008.  The results define zones of strong mineralization over significant widths.  For example, Trench 11 cut 27.3 meters of 1.65 g/t Au and Trench 14, 25 meters southeast, cut 20.1 meters of 2.31 g/t Au.  The area with the wide intervals corresponds well with the Radius drilling (hole SP-DH-007) which intersected 35 meters of 1.88 g/t Au from 13.7 meters to 46.6 meters just below Trench 9 (5.5 meters of 2.3 g/t Au).  Highlights include:

Trench No.	Interval (m)	Au (g/t)

TR-SJ-009	5.5	2.3
TR-SJ-010	3.0	1.87
TR-SJ-011	27.3	1.65
including	17.0	2.4
TR-SJ-012	5.9	1.4
TR-SJ-013	22.0	0.77
including	12.9	1.19
TR-SJ-014	20.1	2.31
including	12.0	3.38
TR-SJ-015	16.0	0.96
including	6.4	1.49

Trenches 5, 6, and 8 were cut along the PM‐2 vein zone. Trenching indicates that the southeast portion of the PM‐2 structure is essentially barren.  To the northwest, the grades improve.  Trench 8 contained 2 samples of roughly 2 g/t Au and Radius Trench PM2‐B2 had 1.35 meters of 6.89 g/t Au. Several float samples in this area returned grades as high as 18.63 g/t Au. More work will need to be done to follow up here but for now most of the effort is being focused on the PM‐1 area.

A new 80 meter long trench has been cut just to the southeast of the PM-1 zone, near an historic Radius trench (TR-PM1-B7) that returned 4.0 meters at 9.43 g/t Au.  B2Gold are investigating this area for bulk tonnage potential to see if the known veins coalesce, hopefully accompanied by anomalous gold grades and a well-developed stockwork.  Trenching beyond the southeast end of the PM-1 zone, on what appears to be an offshoot structure, yielded no significant values.

The trenching is now stepping out at 50 meter intervals to the northwest in order to track the continuity of the zone.  Radius’s historic trenching in the area returned some high grade values; for example Radius’s Trench PM1‐A8 which cut 2.53 meters at 12.88 g/t Au.  This trench lies over 200 meters northwest along strike from B2Gold’s Trench 15 (16.0 meters at 0.96 g/t Au).  It is important to point out that this trench ended in high grade mineralization (last two samples at 14 & 23 grams).

Mexico

1.

Tlacolula Property

The Tlacolula Property consists of one granted exploration concession, described as follows:

Name	Size (Hectares)	Expiry Date

Reduccion Tlacolula 2	12,642	November 21, 2057

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  The Tlacolula Property is located 14 km east-southeast of the city of Oaxaca and 30 km northeast of the San Jose silver-gold mine owned by Fortuna Silver Mines Inc. (“Fortuna”).  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.

By an agreement signed in September 2009 and amended in December 2012, the Company optioned the Tlacolula silver project to Fortuna which can earn a 60% interest by spending US$2-million on exploration, which is to include at least 1,500 metres of drilling, and making staged annual payments to the Company totalling US$250,000 cash and US$250,000 in common shares, by January 31, 2015.  To date, the Company has received US$150,000 cash and 34,589 shares of Fortuna, of which US$50,000 cash and 11,415 shares were received subsequent to December 31, 2012.  The Company and Fortuna have certain directors in common.

No Resource or Reserve has been defined within the Tlacolula Property.

2.

Santa Brigida

In February 2013, the Company was granted an option to acquire a 100% interest in the Santa Brigida project, a 10,800 hectare property which hosts a low-sulphidation, epithermal silver-gold vein system located approximately 80 km ENE of the city of Guanajuato in Mexico.

Artisanal-scale mining of surface outcrop is known to have occurred in the area from pre-colonial times. Reliable historical reports indicate that more modern small-scale underground mining operations produced, from the late 1800s up to 1926, over 40 Moz of silver and 400 koz of gold from 1.05 Mt at weighted-average grades of 1,300 g/t Ag and 13 g/t Au.

Mineralization is associated with two principal vein swarms, the Pozos system and the Santa Brígida system, each striking generally NW with steep SW dips.  Historic production focused on discrete high-grade ore shoots within hydrothermal quartz veins and surrounding altered wall-rock. Historical production records indicate that individual operations mined mineralized shoots ranging from 5 kt to 300 kt in size, with average grades ranging from 200 g/t Ag to 2,500 g/t Ag, and 2 g/t Au to 40 g/t Au.  The richest shoot documented produced 300 kt grading 2,500 g/t Ag and 15 g/t Au.

The property is underlain by folded Jurassic to Cretaceous-aged sedimentary rocks including carbonaceous shales, shales, arenites, and greywackes, which are discordantly overlain by Cretaceous limestones and Tertiary volcanic rocks.  Most of the district is covered by recent soils and caliche, and known areas of mineralization are all hosted by the Jurassic-Cretaceous sedimentary sequences where these outcrop.

The Company’s initial exploration efforts will be concentrated on the Santa Brígida vein system, near the town of Mineral de Pozos, in flat-lying agricultural and cattle grazing lands.  The veins are exposed in discontinuous outcrop over 1 km in strike length, along a regional topographic lineament likely related to faulting, and which is parallel and potentially genetically related to the mineralized system.  The Company believes there is excellent potential for the extension of the Santa Brígida vein system in both directions. A geophysical resistivity & induced polarization survey is currently underway on the property to explore the strike extent of the Santa Brigida system under the alluvial cover; any positive anomalies discovered have the potential to be drilled later in 2013.

All work at the Santa Brigida project is being funded from the Company’s existing cash resources, and the work is supervised by the Company’s Exploration Manager.  No Resource or Reserve has been defined within the Santa Brigida project.

Item 5.

Operating and Financial Review and Prospects

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

The following discussion and analysis of the financial condition and operating results of the Company for the two years ended December 31, 2012 and 2011 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

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

Pursuant to an Arrangement Agreement dated November 3, 2011, and effective December 8, 2011, the Company completed the Spin-Out whereby the Company transferred all of its Yukon and Alaskan property assets, certain marketable securities, and $1.0 million in cash to Rackla in return for Rackla shares and warrants, the majority of which were distributed to the Company’s shareholders by way of a plan of arrangement.

The objective of the Spin-Out is to maximize shareholder value by allowing the market to independently value geographically separate property portfolios.  The Spin-Out has resulted in two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

A.

Operating Results

Compliance

The Company’s consolidated financial statements of the Company as at and for the years ended December 31, 2012 and 2011 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).  The Company’s transition date to IFRS was January 1, 2010, having previously prepared its consolidated financial statements in accordance with pre-changeover Canadian GAAP.

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

The key areas of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc;

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period.

c)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Results of Operations

Year Ended December 31, 2012 compared to December 31, 2011

The year ended December 31, 2012 recorded a net income before income taxes of $8,929,357 compared to a net loss before income taxes of $3,350,056 for the year ended December 31, 2011, a positive difference of $12,279,413.  The current year showed a net income instead of a loss due to a net gain of $16,278,410 from the B2Gold Sale.  This gain more than offset a loss of $3,823,118 recorded on the disposal of the Tambor property during the current year.  As was the case with the quarterly comparison, the net loss before income taxes for the comparative year was significantly reduced by the gain of $4,807,443 resulting from the distribution of assets to Rackla.  Both the current and comparative years recorded impairment charges stemming from the value of shares held in other companies, with the current year having impairment charges of $855,632 relating to the Company’s investment in Rackla and $20,148 relating to the shares held in Focus. The impairment charge in the comparative year was $465,925 and was related to the shares held in Focus as well. There was no deferred income tax recovery or expense recorded for the current year but the comparative year recorded a deferred income tax recovery of $716,754 relating to flow-through share issuances.

Exploration expenditures for the current year totaled $884,966 compared to $6,390,053 for the comparative year, a decrease of $5,505,087.  As in the quarterly comparison, the higher exploration expenditures in the comparative year relate mostly to the Company’s drilling programs and other exploration activities on its formerly held Yukon properties. During the current year, exploration expenditures were significantly reduced as the Company had been awaiting a drill permit for its properties in Guatemala.   Both the current and comparative years recorded gains of $101,564 and $157,088 respectively from property option payments received with respect to the Tlacolula property in Mexico.

General and administrative expenses for the year ended December 31, 2012 were $1,498,618 compared to $1,242,463 for the year ended December 31, 2011, an increase of $256,155. Unlike the quarterly comparison, both the current and comparative years recorded significant share-based compensation expenses of $385,320 and $306,915 respectively. Notable cost increases in the current year were $81,000 in management fees, $53,299 in legal and audit fees, $48,516 in salaries and benefits, $34,248 in travel and accommodation, and $32,642 in rent and utilities. Management fees were higher due to a bonus of $72,000 paid to the Chief Executive Officer and an increase in his monthly management fee. Legal and audit fees were higher for the same reasons given in the quarterly comparison.  Salaries and benefits and travel and accommodation costs were both impacted with an increase in property investigation during the current year.  Rent and utilities costs were higher in the current year because of a new office lease that took effect in the fourth quarter of 2011. A notable cost decrease was $56,361 in public relations which was due to the increased requirements resulting from the Spin-Out in the comparative year.

Year Ended December 31, 2011 compared to December 31, 2010

The net loss for the year ended December 31, 2011 was $2,633,302 compared to $4,578,174 for the year ended December 31, 2010, a decrease of $1,944,872.  The gain of distribution of Rackla assets recorded for the year was the same as that stated above in the fourth quarter comparison.  Excluding this gain the current year would show a net loss of $7,440,745, an increase of $2,682,571 over the comparative year.  This significant increase is due to a higher level of exploration activities during the current year on both the Yukon and Guatemala properties.  Exploration expenditures for the current year totalled $6,390,053 compared to $2,838,390 for the comparative year, an increase of $3,551,663.  Included in exploration expenditures during the current year were flow-through expenditures of approximately $4.38 million compared to less than half that amount in 2010.  The Company also conducted a drill program during the current year in southeast Guatemala.  Overall costs for both the current and comparative year were offset by property option payments received by the Company which resulted in a gain on mineral property option payments totalling $157,088 in 2011 and $247,447 in 2010.  Both annual periods also recorded a deferred income tax recovery with the current year amount reducing the net loss before income taxes by $716,754 and the comparative year amount by $358,533.  As the Company fulfilled its flow-through commitments on exploration expenditures, a previously recorded deferred tax liability was transferred to the statement of comprehensive loss.  Two significant cost items that were recorded in the current year but not in the comparative year were an impairment charge on available-for-sale investments of $465,925 and $289,313 in plan of arrangement costs.  The plan of arrangement costs were associated with the Spin-Out.

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

Mineral Properties

Year Ended December 31, 2012

During the year ended December 31, 2012, the Company incurred the following expenditures on its mineral properties:

Guatemala - $794,388 was incurred on exploration and property investigation.

Nicaragua - $17,406 was incurred on miscellaneous exploration and administrative related costs.

Mexico - The Company received option payments on its Tlacolula Property from Fortuna in the form of cash and shares with a combined value of $101,564 and incurred $73,172 on property investigation and miscellaneous administrative costs.

Year Ended December 31, 2011

A summary of the Company’s expenditures on its mineral properties, including the properties spun-out to Rackla, during the year ended December 31, 2011 is as follows:

Yukon/Alaska - $4,954,479 was incurred on exploration activities but this amount was offset by a $25,000 government grant received and other recovered costs totalling $13,199 during the year.  Acquisition costs during the year totalled $386,619 of which $266,919 was cash and $119,700 was the value of shares issued.  Acquisition costs were then offset by $75,000, which was a portion of the proceeds received as an option payment from Solomon Resources Limited (“Solomon”) on the Ten Mile Creek property.

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

Year Ended December 31, 2010

During the year ended December 31, 2010, the Company incurred the following expenditures on its mineral properties:

Yukon/Alaska - $828,844 was incurred on acquisition costs and $2,016,987 on exploration.  Of the $828,844 in acquisition costs, $111,300 was the value of common shares issued pursuant to option agreements. During 2010, the Company received an option payment on its Ten Mile Creek Property of $116,000, consisting of $100,000 cash and $16,000 in Solomon shares and received 400,000 shares of Cordoba Minerals Corp. (“Cordoba”) (formerly Wesgold Minerals Inc.) as option payments on the Snowcap Property.  As a result, there were cost recoveries that reduced the carrying value of acquisition costs of the Ten Mile Creek Property and the Snowcap Property to nil.

Nicaragua - $55,992 was incurred on exploration.

Guatemala - $753,900 was incurred on exploration.

Mexico - $11,511 was incurred on miscellaneous exploration related costs.  The Company also received cash and shares from Fortuna with a combined value of $41,148 as a result of option payments received on its Tlacolula Property.

Per Share Income (Loss)

The Company reported a net income and income per share for fiscal 2012 compared to a net loss and loss per share for fiscal 2011.  The net income and income per share was the result of a net gain of $16.3 million on the sale of Nicaraguan properties to B2Gold during fiscal 2012.  Fiscal 2011 also recorded a gain on distribution of $4.8 million due to the Spin-Out which significantly reduced the net loss and net loss per share for that period. The Company’s weighted average number of shares did not change throughout fiscal 2012 due to no share capital activity but increased significantly in fiscal 2011, as a result of private placements during fiscal 2011 and the latter part of fiscal 2010.

B.

Liquidity and Capital Resources

Outlook

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $44,849,250 since inception, and is expected to incur further losses in the development of its business.  However, the Company has sufficient cash resources and a working capital surplus of $17.69 million to meet its obligations for at least the next twelve months from the end of the reporting year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Year ended December 31, 2012 compared to December 31, 2011

The Company’s cash decreased from approximately $1.76 million at December 31, 2011 to $0.99 million at December 31, 2012; however, working capital has significantly increased. As at December 31, 2012 working capital was $17.69 million compared to $3.65 million at December 31, 2011.  The increase was due to the receipt of 4,815,894 B2Gold common shares as consideration for the B2Gold Sale. As at December 31, 2012, these shares had a fair value of $16.2 million, and the Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance. If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2012, the Company sold 255,000 B2Gold shares for proceeds of $928,365.  Subsequent to December 31, 2012, the Company sold an additional 677,500 B2Gold shares for proceeds of approximately $2.6 million.

The Company also currently holds a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 34,589 common shares of Fortuna, , of which 11,415 were received subsequent to December 31, 2012, and 7,175,700 warrants in Rackla, all public companies with common directors or officers. As at December 31, 2012, the carrying amount for all available-for-sale investments was $16.55 million compared to $0.64 million as at December 31, 2011.  As at December 31, 2012, the Company also held 9,866,376 common shares in Rackla with a fair value of $0.49 million and carrying amount of $0.87 million but these are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments. The Company also holds 1,345,338 warrants of Rackla by way of a private placement during the current year and although these warrants are transferable, they are not traded on the TSX-V as are the other 7,175,700 Rackla warrants held.

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

While the Company transferred its available-for-sale investments in Cordoba and Solomon to Rackla as part of the Spin-Out, it continues to hold a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus Ventures Ltd., 14,569 common shares of Fortuna, and 7,175,700 warrants in Rackla, all public companies with common directors or officers.  As at December 31, 2011, the carrying amount for the available-for-sale investments was $641,707 compared to $994,609 as at December 31, 2010.  An unrealized gain (net of tax) of $165,966 has been recorded in other comprehensive income during the current year. The Company also holds 7,175,700 common shares in Rackla but they are not included in available-for-sale investments on the statement of financial position.  Instead, the shares are included in the investment in Rackla which is being accounted for under the equity method for investments with significant influence. The fair market value of the Rackla shares was $1.65 million and the carry amount of the investment in Rackla was $1.5 million as at December 31, 2011.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information

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

E.

Off-balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$1,691,499	$294,481	$599,504	$416,298	$381,216
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under IFRS	0	0	0	0	0
Total	$1,691,499	$294,481	$599,504	$416,298	$381,216

(1)

Amount indicated is for office rent leases for the Company’s corporate operations in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table lists as of April 8, 2013 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Pemberton, BC, Canada	Director, President & Chief Executive Officer	September 30, 1997
Ralph Rushton Vancouver, BC, Canada	Director & Vice-President, Corporate Development	May 2, 2003
Mario Szotlender, Caracas, Venezuela	Director	December 13, 1999
Bradford Cooke North Vancouver, BC, Canada	Director	July 1, 2004
William Katzin North Vancouver, BC, Canada	Director	July 27, 2011
Kevin Bales Delta, BC, Canada	Chief Financial Officer	July 23, 2009
Sally Whittall Maple Ridge, BC, Canada	Corporate Secretary	December 2, 2011

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway, Age 64 – Director, President & Chief Executive Officer

Mr. Simon Ridgway is an exploration financier with over 20 years’ experience financing and managing exploration companies operating in North, Central and South America.  Mr. Ridgway began his career prospecting for gold in the Yukon Territory where he learned the value added approach of grass roots exploration.  A firm believer in the gold potential of Central America, his practical, low cost approach to exploration management has led to major discoveries in Honduras and Guatemala.  He is a director of Fortuna Silver Mines Inc., Cordoba Minerals Corp, Focus Ventures Ltd., Medgold Resources Corp. and Rackla Metals Inc., all publicly-traded resource companies.

Ralph Rushton, Age 50 – Vice President, Corporate Development and Director

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver. With over 15 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe, Mr. Rushton’s current responsibilities include corporate development work and investor relations, and maintaining the Company’s links with senior mining companies.  He is also a director of Cordoba Minerals Corp., Medgold Resources Corp., Rackla Metals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies.

Mario Szotlender, Age 52 - Director

Mr. Szotlender holds a degree in international relations and is fluent in several languages.  He has successfully directed Latin American affairs for numerous private and public companies over the past 25 years, specializing in developing new business opportunities and establishing relations within the investment community.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980’s.

Mr. Szotlender is a Director of Atico Mining Corporation, Endeavour Silver Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., Iron Creek Capital Corp. and Magellan Minerals Ltd., all publicly-traded resource companies.  He also consults to other public companies, and to several private exploration companies.

Bradford Cooke, Age 58 - Director

Bradford Cooke, P. Geo., is a professional geologist with 35 years’ experience in the mining industry, specializing in the financing, acquisition, exploration and development in mineral deposits.  Mr. Cooke received his B.Sc. Geology (Honors) degree in 1976 and a M.Sc. Geology degree in 1984.  He has participated in the discovery of several mineral deposits, including uranium in Labrador, gold and tungsten in B.C., gold in Suriname and silver in Mexico, and has raised over CAD$350 million in equity and joint venture financings for resource projects since 1988.  From 1976 to 1987, he worked as a project geologist for Noranda Mines, Shell Minerals, Chevron Minerals and as a geological consultant to junior mining companies.  Mr. Cooke founded Canarc Resource Corp. in 1988 and Endeavour Silver Corp. in 2003, both publicly-traded resource companies.

William Katzin, Age 58 - Director

Mr. Katzin is a graduate of the University of Cape Town, South Africa with a Bachelor of Commerce and Law degree.  He is a member of the Institute of Chartered Accountants of British Columbia.  He has been a partner in private practice with a Vancouver firm of Chartered Accountants since 1986 and has experience working with resource and exploration companies.  Mr. Katzin is a director of Rackla Metals Inc., a publicly-traded resource company.

Kevin Bales, Age 46 – Chief Financial Officer

Mr. Bales has 19 years of financial reporting experience in mining and information technology industries.  He currently serves as Chief Financial Officer for several public junior exploration companies with operations in North America, Western Europe, Central America and South America.  Mr. Bales holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also CFO of Cordoba Minerals Corp., Focus Ventures Ltd., Medgold Resources Corp. and Rackla Metals Inc., all publicly-traded resource companies.

Sally Whittall, Age 53 – Corporate Secretary

Ms. Whittall was a corporate securities legal assistant in a major Vancouver law firm for six years prior to joining a group of mineral exploration companies in 1994.  She has completed the Canadian Securities Course.  Ms. Whittall is currently the Corporate Secretary of and handles the corporate regulatory work for Cordoba Minerals Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., Medgold Resources Corp., Rackla Metals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation

Directors and senior management are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2012, the Company paid to its Directors and senior management the following amounts:

Name	Position	Amount

Simon Ridgway (1) (2)	President & Chief Executive Officer	$ 141,000
Kevin Bales	Chief Financial Officer	$ 25,625
Ralph Rushton (2)	Vice-President, Corporate Development	$ 79,804
Sally Whittall	Corporate Secretary	$ 34,488

 (1)

Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

Simon Ridgway’s position changed from Chairman to President on December 13, 2012 and Ralph Rushton’s position changed from President to Vice-President, Corporate Development on December 13, 2012.

During the fiscal year ended December 31, 2012, a total of 700,000 vested options held by directors and officers of the Company exercisable at $0.56 per share expired unexercised, and the following 1,165,000 stock options were granted to the directors and officers:

Name	Position	No. of Options	Exercise Price	Expiry Date

Simon Ridgway	Director, President & CEO	300,000	$0.20	Dec. 12, 2022
William Katzin	Director	200,000	$0.20	Dec. 12, 2022
Mario Szotlender	Director	175,000	$0.20	Dec. 12, 2022
Ralph Rushton	Director & VP, Corp. Development	100,000	$0.20	Dec. 12, 2022
Bradford Cooke	Director	100,000	$0.20	Dec. 12, 2022
Kevin Bales	CFO	140,000	$0.20	Dec. 12, 2022
Sally Whittall	Corporate Secretary	150,000	$0.20	Dec. 12, 2022

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of April 8, 2013 by the current directors and officers:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	200,000 220,000 300,000 720,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
Mario Szotlender	125,000 100,000 175,000 400,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
Ralph Rushton	200,000 100,000 100,000 400,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
Bradford Cooke	125,000 100,000 100,000 325,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
William Katzin	150,000 200,000 350,000	$0.81 $0.20	July 26, 2021 December 12, 2022
Kevin Bales	110,000 100,000 140,000 350,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
Sally Whittall	70,000 100,000 150,000 320,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
TOTAL:	2,865,000

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held no later than December 31, 2013.

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

D.

Employees.

As at December 31, 2012, the Company had 17 employees, 13 in the Vancouver office and 4 in Guatemala and Nicaragua.  13 employees provide administrative services and 4 employees provide geological services.  None of the employees is represented by a union.

E.

Share Ownership.

The following table sets forth, as of April 8, 2013, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature(1)	Percentage of Class(1)
Common	Simon Ridgway Pemberton, BC	6,001,452(2)	6.83%
Common	Ralph Rushton Vancouver, BC	505,001(3)	0.58%
Common	Mario Szotlender Caracas, Venezuela	2,133,066(4)	2.44%
Common	Bradford Cooke North Vancouver, BC	600,000(5)	0.69%
Common	William Katzin West Vancouver, BC	350,000(6)	0.40%
Common	Kevin Bales Delta, BC	350,000(7)	0.40%
Common	Sally Whittall Maple Ridge, BC	325,757(8)	0.37%
Common	All Directors and Senior Management as a group (7 individuals)	10,265,276	11.71%

- 38 -

(1)

Based on 86,675,617 shares outstanding as at April 8, 2013, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

1,220,000 of these shares represent currently exercisable warrants and stock options.  3,069,640 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  1,389 of the free trading shares are held by Elvietri Holdings AVV, a private company owned by Simon Ridgway.

(3)

400,000 of these shares represent currently exercisable warrants and stock options.

(4)

614,285 of these shares represent currently exercisable stock options.

(5)

400,000 of these shares represent currently exercisable warrants and stock options.

(6)

All of these shares represent currently exercisable stock options.

(7)

All of these shares represent currently exercisable stock options.

(8)

320,000 of these shares represent currently exercisable stock options.

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

3.

no more than 2% of the issued capital may be reserved for issuance to any Consultant (as defined by the TSX Venture Exchange (“TSXV”) or to an optionee providing investor relations services in any 12 month period;

4.

the minimum exercise price of an option cannot be less than the Market Price (as defined by the TSXV) of the Company’s shares;

5.

options will be granted for a period of up to 10 years;

6.

options are non-assignable and non-transferable; and

7.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

As at April 8, 2013, there were 5,610,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable by the shareholder within 60 days.  To the best of the Company’s knowledge, as of April 8, 2013 the only major shareholders in the Company are:

Name	No. of Shares	Percentage
Simon Ridgway	6,001,452	6.83%
Sprott Inc.	7,248,600	8.36%

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of April 8, 2013, there were 86,675,617 shares of the Company outstanding, of which approximately 1,984 U.S. holders of record or beneficial holders held a total of 17,938,482 shares (20.7%).  The number of beneficial holders was determined based on a report prepared by Broadridge Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

From January through March 2012, the Company paid to Mill Street Services Ltd. $5,000 per month for Simon Ridgway’s services as Chief Executive Officer of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  As of April 1, 2012, the month fee was increased to $6,000 per month.

During the fiscal year ended December 31, 2012, the Company paid an aggregate of $280,917 to directors, officers and companies which have common directors with the Company for consulting, management and administrative services.  This amount includes a $72,000 bonus paid to Mill Street Services Ltd. in recognition of the services of Simon Ridgway in completing the Company’s sale of its Nicaragua properties to B2Gold.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 18 are attached hereto and found immediately following Item 19 of this Annual Report.  The Company’s auditor is BDO Canada LLP, Chartered Accountants.  An auditor’s report of BDO Canada LLP with respect to the fiscal years ended December 31, 2012 and 2011 and the statements of financial position as at December 31, 2012 and 2011, are included herein immediately preceding the consolidated financial statements.

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

Item 9.

The Offer and Listing.

The Company shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV.  The TSXV trading symbol is RDU.

Effective October 4, 2002, the Company began trading on the Regulated Unofficial Market of the Frankfurt Stock Exchange under the trading symbol RE1.  The Company has the German Security ID number of 725224.

Effective December 22, 2004, the Company’s shares began trading on the U.S. Over-the-Counter Bulletin Board (“OTCBB”) under the trading symbol RDUFF.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices on the TSXV and the OTCBB for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2013 fiscal year, and (c) for each of the six months from October 2012 to March 2013.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
2012	$0.39	$0.15	$0.39	$0.15
2011	$0.93	$0.20	$0.97	$0.17
2010	$0.97	$0.20	$0.33	$0.06
2009	$0.28	$0.09	$0.57	$0.02
2008	$0.58	$0.04	$0.77	$0.36

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2013
Period Ended	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
March 31, 2013	$0.23	$0.15	$0.23	$0.14
December 31, 2012	$0.30	$0.17	$0.27	$0.17
September 30, 2012	$0.30	$0.17	$0.31	$0.17
June 30, 2012	$0.38	$0.15	$0.35	$0.15
March 31, 2012	$0.39	$0.24	$0.39	$0.22
December 31, 2011	$0.49	$0.20	$0.49	$0.18
September 30, 2011	$0.93	$0.37	$0.93	$0.35
June 30, 2011	$0.84	$0.44	$0.88	$0.48
March 31, 2011	$0.92	$0.53	$0.93	$0.54

High and Low Prices for the Most Recent Six Months
	TSXV (CAD$)		OTCBB (US$)
Period	High	Low	High	Low
March 2013	$0.19	$0.15	$0.19	$0.14
February 2013	$0.19	$0.16	$0.19	$0.15
January 2013	$0.23	$0.19	$0.23	$0.18
December 2012	$0.30	$0.17	$0.24	$0.17
November 2012	$0.24	$0.17	$0.23	$0.17
October 2012	$0.27	$0.20	$0.27	$0.21

On April 8, 2013, the closing price of the Common Shares was $0.15 per Common Share on TSXV and US$0.15 per Common Share on the OTCBB.  During the last three years, the Common Shares have not been subject to any trading suspensions.

B.

Plan of Distribution.

Not Applicable

C.

Markets.

The Company’s shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV.  The TSXV trading symbol is RDU.

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

I.

Subsidiary Information.

Not Applicable

Item 11.

Quantitative and Qualitative Disclosures about Market Risk.:

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2012, cash totalling $191,445 (December 31, 2011: $255,717) was held in US dollars, $741 (December 31, 2011: $2,441) in Nicaragua Cordoba, $4,706 (December 31, 2011: $8,091) in Guatemala Quetzal, $5,476 (December 31, 2011: $21,859) in Mexican Pesos and $715 (December 31, 2011: $696) in Peruvian Sols. Based on the above net exposures at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $20,300 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings.  Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions.  The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, Rackla and Fortuna are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $1,655,000 decrease in equity.

Item 12.

Description of Securities Other than Equity Securities.

Not Applicable

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012.  Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2012, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

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

Changes in Internal Controls Over Financial Reporting

There has been no material change in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Item 16C.

Principal Accountant Fees and Services

The chart below sets forth the total amounts billed the Company by BDO Canada LLP during the Company’s fiscal years ended December 31, 2012 and 2011, and breaks down these amounts by category of service:

	Years ended December 31
	2012	2011
Audit Fees:	$178,048	$167,300
Audit Related Fees:	-	-
Tax Fees	$8,500	$5,500
All Other Fees	-	-
Total	$186,548	$172,800

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, as well as for IFRS transition assistance, U.S. filings review, and review of various transactions completed by the Company.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

“Tax Fees” are fees for professional services rendered for preparation of tax returns.

“All Other Fees” are for amounts not included in the above categories.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2012, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

Item 16F.

Changes in Registrant’s Certifying Accountant.

None

Item 16G.

Corporate Governance.

Not applicable

Item 16H.

Mine Safety Disclosure.

Not applicable

PART III

Item 17.

Financial Statements.

Not Applicable

Item 18.

Financial Statements.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB, effective with the Company’s transition to IFRS on January 1, 2010..

The Consolidated Financial Statements of the Company as required under Item 18 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of BDO Canada LLP, Chartered Accountants is included herein immediately preceding the Consolidated Financial Statements.

Item 19.

Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Company
- Independent Auditor’s Report of BDO Canada LLP, Chartered Accountants
- Consolidated Statements of Financial Position as at December 31, 2012 and 2011
- Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
- Notes to the Consolidated Financial Statements for the year ended December 31, 2012

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1 (1)	Certificate of Amalgamation and Articles of the Company dated July 1, 2004.
4 (2)	Agreement dated November 3, 2011 between the Company and Rackla Metals Inc.
4 (2)	Agreement dated April 6, 2012 between the Company and B2Gold Corp.
8 (3)	List of Subsidiaries
31.1	Section 302 Certification of the President, C.E.O. and C.F.O.
32.1	Section 906 Certification of the President, C.E.O. and C.F.O.

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated July 13, 2005.

(2)

Incorporated by reference to the Company’s Form 20F Registration Statement dated April 16, 2012.

(3)

See Item 4.C, Organizational Structure, herein.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

 (Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR'S REPORT

To the shareholders of Radius Gold Inc.

We have audited the accompanying consolidated financial statements of Radius Gold Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Radius Gold Inc., and its subsidiaries as at December 31, 2012 and 2011 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2012, in accordance with International Financial Reporting Standards, as issued by the IASB.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 18 of the consolidated financial statements, which explains that the consolidated financial statements for the year ended December 31, 2011 have been amended for a correction of an error from those on which we originally reported on April 25, 2012.

(signed) “BDO Canada LLP”

Chartered Accountants

April 26, 2013

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	December 31,	December 31,
	2012	2011
		(Restated – Note 18)
ASSETS

Current assets
Cash and cash equivalents (Note 5)	$ 994,367	$ 1,763,574
Available-for-sale investments (Note 6)	16,550,166	641,707
Advances and other receivables (Note 14)	40,150	766,939
Taxes receivable	49,203	361,697
Due from related parties (Note 14)	116,947	541,889
Prepaid expenses and deposits (Note 14)	194,078	349,833
Total current assets	17,944,911	4,425,639

Non-current assets
Long-term deposits	73,623	70,425
Property and equipment (Note 7)	199,606	251,100
Exploration and evaluation assets (Notes 8 and 9)	531,369	4,103,346
Investment in associate (Note 8)	493,319	1,500,647
Total non-current assets	1,297,917	5,925,518

TOTAL ASSETS	$ 19,242,828	$ 10,351,157

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 14)	$ 255,301	$ 775,439
Total liabilities	255,301	775,439

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,251,338
Deficit	(44,849,250)	(53,778,607)
Accumulated other comprehensive (loss) income	607,506	510,374
Total shareholders' equity	18,987,527	9,575,718

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 19,242,828	$ 10,351,157

Events after the reporting date – Note 19

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON APRIL 26, 2013 BY:

    “Simon Ridgway”                                    , Director

      “Ralph Rushton”                               , Director

Simon Ridgway

Ralph Rushton

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

	2012	2011	2010
		(Restated - Note 18)
EXPLORATION EXPENDITURES	$ 884,966	$ 6,390,053	$ 2,838,390
GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	53,865	58,334	48,000
Communications (Note 14)	9,834	18,798	12,300
Consulting fees (Note 14)	127,826	114,544	30,000
Donations	11,973	1,593	2,000
Legal and audit fees	186,062	132,763	133,896
Management fees (Note 14)	141,000	60,000	60,000
Office and miscellaneous (Note 14)	43,182	62,186	46,344
Public relations (Note 14)	68,301	124,662	103,779
Rent and utilities (Note 14)	58,356	25,714	25,105
Repair and maintenance (Note 14)	29,450	27,802	6,549
Salaries and benefits (Note 14)	264,951	216,435	247,271
Share-based compensation (Notes 12 and 14)	385,320	306,915	1,612,792
Transfer agent and regulatory fees (Note 14)	17,192	25,659	34,936
Travel and accommodation (Note 14)	101,306	67,058	82,043
	1,498,618	1,242,463	2,445,015
Loss before other income/(expenses)	(2,383,584)	(7,632,516)	(5,283,405)
OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 8)	(366,950)	(6,250)	-
Impairment on shares held in associate (Note 8)	(855,632)	-	-
Gain on distribution (Note 8)	-	4,807,443	-
Plan of arrangement costs (Note 8)	-	(289,313)	-
Foreign currency exchange gain (loss)	(13,062)	15,134	10,106
Gain on sale of properties (Note 9)	16,278,410	-	-
Loss on disposal of property (Note 9)	(3,823,118)	-	-
Gain (loss) on disposal of property and equipment	(41,780)	2,886	4,365
Gain on sale of marketable securities	46,065	-	1,213
Impairment on available-for-sale investment (Notes 6 and 18)	(20,148)	(465,925)	-
Gain from mineral property option agreements	101,564	157,088	247,447
Investment income	8,883	61,397	34,275
Write off of accounts payable and accrued liabilities	-	-	52,500
Write off of prepaid expenses and deposits	-	-	(3,208)
Write off of receivables (Note 9)	(1,291)	-	-
Income (loss) before income taxes	8,929,357	(3,350,056)	(4,936,707)
Deferred income tax recovery (Note 13)	-	716,754	358,533
Net income (loss) for the year	$ 8,929,357	$ (2,633,302)	$ (4,578,174)
Other comprehensive income (loss)
Fair value gains (losses) on available-for-sale investments (Note 6)	97,132	631,891	(373,790)
Total comprehensive income (loss)	$ 9,026,489	$ (2,001,411)	$ (4,951,964)
Basic and diluted earnings (loss) per share (Note 3)	$0.10	$(0.03)	$(0.07)
Weighted average number of common shares outstanding	86,675,617	83,231,679	61,530,309

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, January 1, 2010	53,548,488	$ 42,587,194	$ 4,332,232	$ 252,273	$ (40,499,827)	$ 6,671,872
Loss for the year	-	-	-	-	(4,578,174)	(4,578,174)
Shares issued for private placements	24,406,143	9,816,211	-	-	-	9,816,211
Shares issued for finders' fees	953,549	415,404	-	-	-	415,404
Shares issued for property acquisition	222,509	111,300	-	-	-	111,300
Options exercised	460,000	187,100	-	-	-	187,100
Warrants exercised	136,850	68,650	-	-	-	68,650
Transfer of other equity reserve on exercise of options	-	137,282	(137,282)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	243	(243)	-	-	-
Share issuance costs	-	(692,175)	159,128	-	-	(533,047)
Available-for-sale investments	-	-	-	(373,790)	-	(373,790)
Share-based compensation	-	-	1,612,792	-	-	1,612,792
Balance, December 31, 2010	79,727,539	52,631,209	5,966,627	(121,517)	(45,078,001)	13,398,318
Loss for the year	-	-	-	-	(2,633,302)	(2,633,302)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	119,700
Options exercised	105,000	37,250	-	-	-	37,250
Warrants exercised	384,316	195,448	-	-	-	195,448
Transfer of other equity reserve on exercise of options	-	33,213	(33,213)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	22,252	(22,252)	-	-	-
Share issuance costs	-	(226,009)	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	631,891	-	631,891
Fair value of distributed assets (Note 8)	-	-	-	-	(6,067,304)	(6,067,304)
Share-based compensation	-	-	306,915	-	-	306,915
Balance, December 31, 2011	86,675,617	56,592,613	6,251,338	510,374	(53,778,607)	9,575,718
Income for the year	-	-	-	-	8,929,357	8,929,357
Available-for-sale investments	-	-	-	97,132	-	97,132
Share-based compensation	-	-	385,320	-	-	385,320
Balance, December 31, 2012	86,675,617	$ 56,592,613	$ 6,636,658	$ 607,506	$ (44,849,250)	$ 18,987,527

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

	2012	2011	2010
Cash provided by (used in):
OPERATING ACTIVITIES
Net income/(loss) for the year	$ 8,929,357	$ (2,633,302)	$ (4,578,174)
Items not involving cash:
Amortization	53,839	58,334	48,000
Gain from mineral property option agreements	(101,564)	(157,088)	(247,447)
Gain on sale of exploration and evaluation asset (Note 9)	(16,278,410)	-	-
Loss from disposal of exploration and evaluation asset (Note 9)	3,823,118	-	-
Loss (gain) from disposal of property and equipment	41,780	(2,886)	(4,365)
Write off of receivables	1,291	-	-
Write off of prepaid expenses and deposits	-	-	3,208
Write off of accrued liabilities	-	-	(52,500)
Investment income	(8,883)	(61,397)	-
Impairment of available-for-sale investments (Notes 6 and 18)	20,148	465,925	-
Impairment of shares held in associate	855,632	-	-
Gain on sale of marketable securities	(46,065)	-	(1,213)
Gain on distribution	-	(4,807,443)	-
Share of post-tax losses of associate	366,950	6,250	-
Deferred income tax recovery	-	(716,754)	(358,533)
Share-based compensation	385,320	306,915	1,612,792
	(1,957,461)	(7,541,446)	(3,578,232)
Changes in non-cash working capital items:
Advances and other receivables	295,770	(463,329)	(191,904)
Taxes receivable	312,494	(266,193)	(83,562)
Prepaid expenses and deposits	155,755	(204,685)	(95,527)
Long-term deposits	(3,198)	(46,544)	-
Due from related parties	424,942	(365,381)	(23,560)
Accounts payable and accrued liabilities	(520,138)	227,461	352,047
	(1,291,836)	(8,660,117)	(3,620,738)
FINANCING ACTIVITIES
Costs of issue of shares	-	(73,198)	(117,643)
Proceeds on issuance of common shares	-	3,892,698	11,098,514
	-	3,819,500	10,980,871
INVESTING ACTIVITIES
Cash distributed on distribution of Rackla Metal shares	-	(1,000,000)	-
Investment in associate (Note 8)	(215,254)	-	-
Expenditures on exploration and evaluation asset acquisition costs	-	(191,919)	(717,544)
Investment income	8,883	61,397	-
Proceeds from mineral property option agreements	50,782	106,206	120,574
Proceeds from disposal of mineral property (Note 9)	98,750	-	-
Expenses incurred on sale of mineral property rights (Note 9)	(304,746)	-	-
Proceeds from sale of marketable securities and investments (Note 6)	928,365	1,412	539,299
Proceeds from sale of property and equipment	4,078	24,477	28,199
Purchase of property and equipment (Note 7)	(48,229)	(113,599)	(110,938)
	522,629	(1,112,026)	(140,410)
Foreign exchange on opening cash and cash equivalents	-	870	(3,642)
Decrease in cash and cash equivalents	(769,207)	(5,951,773)	7,216,081
Cash and cash equivalents - beginning of year	1,763,574	7,715,347	499,266
Cash and cash equivalents - end of year	$ 994,367	$ 1,763,574	$ 7,715,347

The accompanying notes form an integral part of these consolidated financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

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

Nature of Operations

The Company has not generated revenue from operations. The Company has an accumulated deficit of $44,849,250. However, the Company has sufficient working capital to meet its obligations for at least twelve months from the end of the reporting year. As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

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

Details of the Company’s principal subsidiaries at December 31, 2012 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Recursos Del Golfo, S.A.,	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company

b)

Investment in Associate

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive income, except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to fund those losses.

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

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

e)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value.

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

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

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

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

g)

Property, Equipment and Amortization

Recognition and Measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition required to bring the asset to the location and condition necessary to be capable of operating in a manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land, which is not amortized.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Subsequent Costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing of property and equipment are recognized in profit or loss as they are incurred.

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

7 – 8 years straight-line

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

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

h)

Earnings / Loss per Share

Basic income/(loss) per share is calculated by dividing the net income/(loss) available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted earnings and losses per share are the same for the periods presented.

For the years ended December 31, 2012, 2011 and 2010, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 14,945,001 (2011: 15,945,737; 2010: 14,294,696) were not included in the computation of earnings/(loss) per share, because they were out of the money (2011 and 2010: their effect was anti-dilutive).

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

j)

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s commons shares, share warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds.

Warrants issued by the Company typically accompany an issuance of shares in the Company (a “unit”), and entitle the warrant holder to exercise the warrants for a stated price and a stated number of common shares in the Company. The fair value of the units components sold is measured using the residual value approach.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

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

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

l)

Provisions

Rehabilitation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the year in which the obligation is incurred. The nature of the rehabilitation activities include restoration, reclamation and revegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related exploration properties. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

The company has determined that there are no rehabilitation provisions as at December 31, 2012 and December 31, 2011.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

l)

Provisions – (cont’d)

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

For the year ended December 31, 2012

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

The Company has made the following designations of its financial instruments:

Cash	Loans and receivables
Available-for-sale investments	Available-for-sale financial assets
Advances and other receivables	Loans and receivables
Amounts due from related parties	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

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

No additional new standards, amendments and interpretations have been early adopted in these consolidated financial statements and there are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

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

The key areas of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc;

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period.

c)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value.  As of December 31, 2012, available-for-sale investments consisted of 4,560,894 common shares of B2Gold Corp. (“B2Gold”), 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 23,174 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 7,175,700 warrants of Rackla Metals Inc. (“Rackla”), all of which are public companies.  Focus, Foturna, and Rackla have common directors or officers with the Company. The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property (note 9). The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed.  During the year ended December 31, 2012, the Company sold shares in B2Gold for proceeds of $928,365. Subsequent to December 31, 2012, the Company sold an additional 677,500 shares in B2Gold for proceeds of approximately $2.6 million.

As at December 31, 2012, the recorded amount for the available-for-sale investments was $16,550,166 (December 31, 2011: $641,707). An unrealized gain (net of tax) of $97,132 was recorded in other comprehensive income during year ended December 31, 2012 (2011: gain of $631,891, net of tax of $79,000; 2010: loss of $373,790, net of tax of $28,215).

For the year ended December 31, 2012, the Company determined that the decline in value of Focus shares was other than temporary and accordingly recorded an impairment of $20,148 For the year ended December 31, 2011, the Company determined that the decline in value of Focus shares was other than temporary and accordingly recorded an impairment of $465,925 (Note 18). There were no impairment provisions on the available-for-sale financial assets in 2010.

The fair value of quoted securities is based on published market prices.

	B2Gold	Focus	Fortuna	Rackla(1)(2)	Cordoba(3)	Solomon Resources Limited	Portfolio Invest-ments	Total
Balance, January 1, 2010	$ -	$1,037,628	$ -	$ -	$ 11,000	$ 130,000	$ 537,022	$ 1,715,650
Acquisition of shares	-	-	20,574	-	180,000	16,000	-	216,574
Disposition of investments	-	-	-	-	-	-	(535,610)	(535,610)
Net change in fair value recorded in other comprehensive income	-	(513,777)	16,772	-	109,000	(14,000)	-	(402,005)
Balance, December 31, 2010	-	523,851	37,346	-	300,000	132,000	1,412	994,609
Acquisition of shares	-	-	29,794	-	-	22,500	-	52,294
Transferred on distribution of assets	-	-	-	-	(600,000)	(48,750)	-	(648,750)
Disposition of investments	-	-	-	-	-	-	(1,412)	(1,412)
Impairment adjustment (Note 18)	-	(465,925)	-	-	-	-	-	(465,925)
Net change in fair value recorded in other comprehensive income	-	143,555	14,301	358,785	300,000	(105,750)	-	710,891
Balance, December 31, 2011	-	201,481	81,441	358,785	-	-	-	641,707
Acquisition of shares	16,662,993	-	50,782	-	-	-	-	16,713,775
Disposition of shares	(882,300)							(882,300)
Impairment adjustment	-	(20,148)	-	-	-	-	-	(20,148)
Net change in fair value recorded in other comprehensive income	456,090	-	(36,051)	(322,907)	-	-	-	97,132
Balance, December 31 2012	$16,236,783	$ 181,333	$ 96,172	$ 35,878	$ -	$ -	$ -	$16,550,166

(1)

Rackla warrants trade on the TSX-V.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla but they are recorded as an investment in associate (Note 8).

(3)

Cordoba Minerals Corp. (formerly Wesgold Minerals Inc.)

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2010	$ 21,328	$ 259,918	$ 191,418	$ 43,452	$ 91,494	$ 2,480	$ 610,090
Additions	30,565	23,504	51,433	9,415	-	-	114,917
Disposals	-	(24,477)	-	-	(7,900)	-	(32,377)
Balance, December 31, 2011	51,893	258,945	242,851	52,867	83,594	2,480	692,630
Additions	7,111	26,095	5,234	9,789	-	-	48,229
Disposals	-	(69,402)	-	-	-	-	(69,402)
Balance, December 31, 2012	$ 59,004	$ 215,638	$ 248,085	$ 62,656	$ 83,594	$ 2,480	$ 671,457

Accumulated amortization
Balance, December 31, 2010	$ 17,246	$ 187,968	$ 136,714	$ 16,908	$ 31,174	$ 372	$ 390,382
Charge for period	4,401	9,663	26,364	6,109	12,592	632	59,761
Disposals	-	(8,613)	-	-	-	-	(8,613)
Balance, December 31, 2011	21,647	189,018	163,078	23,017	43,766	1,004	441,530
Charge for period	4,320	9,951	24,463	6,722	7,966	443	53,865
Disposals	-	(23,544)	-	-	-	-	(23,544)
Balance, December 31, 2012	$ 25,967	$ 175,425	$ 187,541	$ 29,739	$ 51,732	$ 1,447	$ 471,851

Carrying amounts
At December 31, 2011	$ 30,246	$ 69,927	$ 79,773	$ 29,850	$ 39,828	$ 1,476	$ 251,100
At December 31, 2012	$ 33,037	$ 40,213	$ 60,544	$ 32,917	$ 31,862	$ 1,033	$ 199,606

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE

Spin-out transaction

Rackla Metals Inc. (“Rackla”) was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011. As part of the Arrangement, the Company’s interest in the Scarlet property, Sixty Mile Area properties, Ten Mile Creek property, Rivier property, and other staked Yukon properties (collectively, the “Projects”) were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited (“Solomon”) and 600,000 common shares of Cordoba Minerals Corp., formerly called Wesgold Minerals Inc. (“Cordoba”).

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company. Each share purchase warrant entitles the holder to purchase one common share of Rackla at $0.30 until June 8, 2013. On December 8, 2011, the Company received the requisite shareholder approval for the Arrangement which resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for the assets distributed to Rackla. Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements. The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 are as follows:

December 8, 2011
Cash and cash equivalents	$ 1,000,000
Available for sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$ 6,176,467

The fair market value of Evaluation and Exploration  cost and expenditures was comprised of $850,000 in acquisitions costs one would need to pay on the Evaluation and Exploration asset to maintain its rights if owned and a multiple of 0.5 times of the $7.3 million in exploration costs incurred to date on the properties, or $3,677,717.

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized during the year ended December 31, 2011 on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

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

The gain on distribution of assets is not re-measured on changes in share price of Rackla. A total of $289,313 was expensed during the year ended December 31, 2011 in connection with this plan of arrangement.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE – (cont’d)

On the same date of distribution, the Company lost control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. See table below showing the continuity of the Company’s interest in Rackla for the years ended December 31, 2012 and 2011.

Initial fair value of investment in associate on December 8, 2011	$ 1,506,897
Less: share of losses in associate	(6,250)
Balance, December 31, 2011	1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	$ 493,319

During the year ended December 31, 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of December 31, 2012.  Given the decline in the underlying quote market price of the shares held in Rackla, an impairment charge of $855,632 was recorded as at December 31, 2012.

Included in the initial fair value of investment in associate is a premium of approximately $280,000 which is the excess of the value of the investment above the fair value of the Company’s share of net assets distributed to Rackla. Rackla is a company incorporated in Canada, pursuing opportunities related to exploration of mineral resource properties principally in the Yukon Territory, Canada, with a year end of December 31, 2012.

The amounts relating to associates are as follows:

	December 31, 2012	December 31, 2011
Total assets	$ 5,691,377	$ 6,136,475
Total liabilities	133,734	60,726
Net loss	1,856,402	31,396
Unrecognized share of losses arising during the year	$ 1,489,452	$ 25,146

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	Nicaragua	Canada	Total
Balance, December 31, 2010	$ 4,020,864	$ 82,482	$ 806,389	$ 4,909,735
Shares	-	-	119,700	119,700
Cash	-	-	266,919	266,919
Acquisition costs recovered	-	-	(75,000)	(75,000)
Distribution of exploration and evaluation assets on spin-out transaction	-	-	(1,118,008)	(1,118,008)
Balance, December 31, 2011	4,020,864	82,482	-	4,103,346
Disposal of mineral properties	(3,489,495)	(82,482)	-	(3,571,977)
Balance, December 31, 2012	$ 531,369	$ -	$ -	$ 531,369

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history, characteristic of many mineral properties. The Company has reviewed title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Nicaragua

i)

Sale to B2Gold Corp

Based on a previous option agreement with the Company, B2Gold earned in 2012 a 60% interest in the Company’s Trebol and Pavon gold properties in Nicaragua by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – the Company joint venture.  On April 5, 2012 the Company and B2Gold entered into a binding letter agreement pursuant to which B2Gold agreed, among other things, to acquire a 100% interest in the Trebol and Pavon properties. On August 10, 2012 the sale was completed with the Company receiving consideration of 4,815,894 common shares of B2Gold, with a fair value of $16,662,993 at the time of issuance.  In addition, B2Gold has agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves outlined at the Trebol property in excess of 500,000 ounces (on a 100% basis).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

i)

Sale to B2Gold Corp – (cont’d)

In connection with the sale, B2Gold and the Company terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, Pavon and San Jose exploration properties.

The Company has recorded gain on the sale to B2Gold of $16,278,410, net of costs, as follows:

Proceeds of disposition	$ 16,662,993
Less:
Carrying value of mineral property	(82,482)
Transaction costs	(302,101)
Net gain on disposal of mineral property	$ 16,278,410

ii)

Joint Venture Properties

As of the completion of the property sale described above, B2Gold and the Company entered into a joint venture agreement with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua to jointly explore the properties with B2Gold and the Company owning 60% and 40% respectively, of the rights and obligations of each joint venture.

Guatemala

i)

Sale of Tambor Property

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) whereby KCA could earn a 51% interest in the Tambor Project by incurring exploration expenditures on the property totaling US$6,500,000 over 4 years, or by putting the property into commercial production within 4 years.  Once KCA earned its 51% interest, a joint venture was to be formed between KCA and the Company.

In August 2012, the Company sold its remaining interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project to KCA, giving KCA a 100% interest in the project.  In consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing and approximately US$300,000 to be paid once KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.

A loss on the disposal of the property totaling $3,823,118, net of costs, has been charged to the consolidated statement of comprehensive loss as follows:

Proceeds of disposition	$ 98,750
Less:
Carrying value of mineral property	(3,489,495)
Transaction costs	(2,645)
Write-off of amount receivable	(429,728)
Net loss on disposal of mineral property	$ (3,823,118)

Due to the uncertainty of receiving future production payments from KCA, the Company wrote-off a receivable balance of $429,728 and has not recognized a contingent gain on potential royalty payments.  Future payments from KCA, whether as a royalty or repayment of the outstanding receivable balance, will be recorded as revenue at such time they are virtually certain to be received, which was the position as at December 31, 2012. As of December 31, 2012, future payments from KCA remain uncertain.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Guatemala – (cont’d)

ii)

Southeast Guatemala Ag-Au Epithermal Fields (formerly called Banderas)

The Company’s 100% owned land holdings in southeast Guatemala as at December 31, 2012 consist of 34 concessions (three exploitation applications, 30 exploration applications, and one reconnaissance application) filed with the Guatemala Ministry of Energy and Mines (MEM) covering a total of 230,599 hectares.  The three exploitation applications were filed in order to convert one previously granted exploration licence to exploitation; until the exploitation licences are granted, the granted exploration licence remains in place.

iii)

Geothermal Permits

In 2010, the Company submitted applications for provisional use permits for a number of geothermal systems in Guatemala. As of December 31, 2012 a provisional use permit has been granted on 15,300 hectares and all other applications have expired.

iv)

Regional Exploration

During 2012, 2011 and 2010, the Company conducted property investigation work on other potential properties.

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

By an agreement signed in September 2009 and amended in December 2012, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property and making staged payments totaling US$250,000 cash and US$250,000 in common stock no later than January 31, 2015 and according to the following schedule:

a)

US$20,000 cash and US$20,000 cash equivalent in shares upon regulatory approval (received);

b)

US$30,000 cash and US$30,000 cash equivalent in shares by the first year anniversary (received);

c)

US$50,000 cash and US$50,000 cash equivalent in shares by the second year anniversary (received);

d)

US$50,000 cash and US$50,000 cash equivalent in shares by the third year anniversary (received subsequent to December 31, 2012);

e)

incurring US$2 million on exploration of the Property within 12 months of receipt of a drill permit, such work to include at 1,500 metres of drilling; and

f)

US$100,000 cash and US$100,000 cash equivalent in shares within 90 days of completion of the 1,500 metres of drilling.

The Company and Fortuna have two common directors.

ii)

Santa Brigida Property

Subsequent to year end, in February 2013, the Company was granted by a private exploration company (the “Optionor”)  the option to acquire a 100% interest in the Santa Brigida property which consists of eight contiguous concessions covering 10,802 hectares located approximately 80 km ENE of the City of Guanajuato in Mexico.  In order to exercise the option, the Company must complete the following:

a)

Pay US$160,000 to the Optionor to cover outstanding underlying property payments (paid subsequent to December 31, 2012);

b)

Complete a 3,000 metre drill program (“Drill Program”) on the property within 12 months of the issuance of a drill permit; and

c)

Within 90 days of completing the Drill Program, pay US$700,000 to the Optionor.

If the Company exercises the option, it will own a 100% interest in the property, subject to a 2.5% Net Smelter Return (“NSR”) royalty to the Optionor and a 2.0% NSR royalty to the underlying property owner.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Canada (Properties distributed to Rackla- Note 8)

Pursuant to the Arrangement, on December 8, 2011, the Company assigned to Rackla all of its rights and obligations relating to its previously held Yukon and Alaska properties.  Total exploration and evaluation asset acquisition costs were reduced by $1,118,008 and have been recorded as a distribution to Rackla.

10.

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

2013	$ 294,481
2014	298,506
2015	300,998
2016	225,690
2017	190,608
2018	190,608
2019	190,608
$ 1,691,499

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Fiscal 2012

There was no share capital activity during the year ended December 31, 2012.

Fiscal 2011

During the year ended December 31, 2011, as part of option payments relating to portions of the Sixty Mile Property, the Company issued 34,246 shares on May 11, 2011 and 100,266 shares on August 16, 2011. The Company issued 25,000 shares on July 27, 2011 as part of the option payments due on the Rivier Property.

On July 4, 2011, the Company closed a private placement of 6,100,000 units at $0.60 per unit for gross proceeds of $3,660,000.  The proceeds on the sale of units are allocated all to share capital and none to warrants, based on a residual method approach to assigning proceeds to warrants. The Company paid $52,350 cash, 199,250 units and 286,499 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The 99,624 warrants issued as part of the finders’ fee units and the additional 286,499 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.75.  The fair value of the 286,499 finders’ fee warrants was $33,261 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.24%, dividend yield of 0%, volatility of 79% and expected life of one year.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES – (cont’d)

a)

Common Shares – (cont’d)

Fiscal 2011– (cont’d)

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

Fiscal 2010

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES – (cont’d)

a)

Common Shares – (cont’d)

Fiscal 2010– (cont’d)

During the year ended December 31, 2010, 136,850 share purchase warrants were exercised for gross proceeds of $68,650. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $243 from other equity reserve to capital stock.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2010 to December 31, 2012:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2010	-	$ -
Issued	7,826,546	$0.51
Exercised (1)	(136,850)	$0.50
Balance, December 31, 2010	7,689,696	$0.51
Forfeited / expired	(500,766)	$0.55
Issued	3,436,123	$0.75
Exercised (2)	(384,316)	$0.51
Balance, December 31, 2011	10,240,737	$0.59
Forfeited / expired	(905,736)	$0.49
Balance, December 31, 2012	9,335,001	$0.43

(1)

The average share price was $0.71 at the time the warrants were exercised.

(2)

The average share price was $0.72 at the time the warrants were exercised.

As at December 31, 2012, the following share purchase warrants were outstanding:

Expiry date	Number of warrants	Original exercise price	Adjusted exercise price(1)
June 16, 2013 (2)	6,285,001	$0.50	$0.37
July 3, 2013 (2)	3,050,000	$0.75	$0.55
	9,335,001

(1)

On February 6, 2012, the exercise prices for outstanding warrants were reduced to 73% of their original exercise price as a result of the Spin-Out.

(2)

On May 31, 2012, the Company extended the expiry dates of 6,285,001 outstanding warrants exercisable at $0.37 per share by one year to June 16, 2013, and 3,050,000 outstanding warrants exercisable at $0.55 per share by one year to July 3, 2013.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

11.

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

12.

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

The following is a summary of changes in options for the year ended December 31, 2012:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Apr 17, 2007	Apr 16, 2012	$0.52	565,000	-	-	(565,000)	-	-
Sep 06, 2007	Sep 05, 2012	$0.56	850,000	-	-	(850,000)	-	-
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	-	575,000	575,000
Jan 08, 2010	Jan 07, 2020	$0.29	1,595,000	-	-	(25,000)	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,570,000	-	-	(750,000)	820,000	820,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	(75,000)	-	-
Jul 04, 2011	Jul 03, 2021	$0.60	55,000	-	-	(55,000)	-	-
Jul 27, 2011	Jul 26, 2021	$0.81	320,000	-	-	(30,000)	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	-	2,255,000	-	-	2,255,000	2,255,000
			5,705,000	2,255,000	-	(2,350,000)	5,610,000	5,610,000
Weighted average exercise price			$0.50	$0.20	-	$0.60	$0.34	$0.34

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

a)

Option Plan Details – (cont’d)

The following is a summary of changes in options for the year ended December 31, 2011:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Feb 22, 2006	Feb 21, 2011	$0.70	1,110,000	-	-	(1,110,000)	-	-
Apr 17, 2007	Apr 16, 2012	$0.52	595,000	-	-	(30,000)	565,000	565,000
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	-	850,000	850,000
May 06, 2008	May 5, 2013	$0.26	615,000	-	(40,000)	-	575,000	575,000
Jan 08, 2010	Jan 7, 2020	$0.29	1,640,000	-	(45,000)	-	1,595,000	1,595,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,620,000	-	(20,000)	(30,000)	1,570,000	1,570,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	-	75,000	75,000
Jul 04, 2011	Jul 3, 2021	$0.60	-	55,000	-	-	55,000	55,000
Jul 27, 2011	Jul 26, 2021	$0.81	-	320,000	-	-	320,000	320,000
			6,605,000	375,000	(105,000)	(1,170,000)	5,705,000	5,705,000
Weighted average exercise price			$0.52	$0.78	$0.35	$0.70	$0.50	$0.50

The following is a summary of changes in options for the year ended December 31, 2010:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited	Closing balance	Vested and exercisable	Unvested
Feb 22, 2006	Feb 21, 2011	$0.70	1,870,000	-	-	(760,000)	1,110,000	1,110,000	-
Apr 17, 2007	Apr 16, 2012	$0.52	835,000	-	(240,000)	-	595,000	595,000	-
Jun 01, 2007	May 31, 2012	$0.62	50,000	-	-	(50,000)	-	-	-
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	-	850,000	850,000	-
May 06, 2008	May 5, 2013	$0.26	665,000	-	(50,000)	-	615,000	615,000	-
Jan 08, 2010	Jan 7, 2020	$0.29	-	1,810,000	(170,000)	-	1,640,000	1,590,000	50,000
May 26, 2010	May 25, 2020	$0.36	-	100,000	-	-	100,000	50,000	50,000
Sep 24, 2010	Sep 23, 2020	$0.69	-	1,620,000	-	-	1,620,000	1,488,750	131,250
Nov 18, 2010	Nov 17, 2020	$0.69	-	75,000	-	-	75,000	75,000	-
			4,270,000	3,605,000	(460,000)	(810,000)	6,605,000	6,373,750	231,250
Weighted average exercise price			$0.57	$0.48	$0.41	$0.70	$0.52	$0.51	$0.53

 There were no options exercised during the year ended December 31, 2012. The average share price at the time the options were exercised during the year ended December 31, 2011 was $0.80 (2010: was $0.76).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

b)

Fair Value of Options Issued During the Year

The weighted average fair value at grant date of options granted during the year ended December 31, 2012 was $0.17 per option (2011: $0.67; 2010: $0.46).

The weighted average remaining contractual life of the options outstanding at December 31, 2012 is 7.71 years.

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

The model inputs for options granted during the years ended December 31, 2012, 2011 and 2010 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
12/13/12	12/12/22	$0.20	$0.20	1.80%	10 years	89%	0%
07/27/11	07/26/21	$0.81	$0.81	2.88%	10 years	90%	0%
07/04/11	07/03/21	$0.55	$0.60	3.08%	10 years	89%	0%
11/18/10	11/17/20	$0.59	$0.69	3.12%	10 years	89%	0%
09/24/10	09/23/20	$0.74	$0.69	2.86%	10 years	90%	0%
05/26/10	05/25/20	$0.36	$0.36	3.25%	10 years	89%	0%
01/08/10	01/07/20	$0.35	$0.29	3.59%	10 years	89%	0%

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

c)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year as part of share-based compensation expense were $385,320 (2011: $306,915; 2010: $1,612,792).

As of December 31, 2012 and 2011 there was no amount (2010: $56,697) of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions that were capitalized during the year as part of exploration and evaluation asset acquisition costs were $Nil (2011: $119,700; 2010: $111,300).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

13.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
		(Restated)
Income (loss) before income taxes	$ 8,929,357	$ (3,350,056)	$ (4,936,707)
Tax charge/(recovery) based on the statutory rate of 25% (2011: 26.5%; 2010: 28.5%)	2,232,000	(888,000)	(1,407,000)
Non-deductible expenses	190,000	(1,095,000)	551,000
Different tax rates in other jurisdictions	(3,172,000)	298,000	98,000
Non-taxable portion of capital gains	150,000	(555,000)	(21,000)
Expiry of loss carry forward	-	-	503,000
Flow-through shares renunciation	-	449,000	97,000
Spin out impact	-	1,250,000	-
Initial recognition exemption and other	197,000	(67,000)	(24,000)
Changes in unrecognized deferred tax assets	403,000	(108,000)	(155,000)
Total income tax expense / (recovery)	$ -	$ (716,000)	$ (358,000)

Effective January 1, 2012, the Canadian Federal corporate tax rate decreased from 16.5% to 15% and the British Columbia provincial tax stayed at 10%.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2012 taxation year for the Cayman Islands, 30.0% for Mexico, 5.0% for Guatemala and 30.0% for Nicaragua.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	December 31, 2012	December 31, 2011 (Restated)
Loss carry forwards	$ 907,000	$ 640,000
Property and equipment	105,000	82,000
Mineral Properties	571,000	565,000
Other deductible temporary differences	130,000	23,000
Unrecognized tax assets	(1,713,000)	(1,310,000)
	$ -	$ -

As at December 31, 2012, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2026	$ 108,000
2027	$ 1,009,000
2028	$ 653,000
2030	$ 831,000
2032	$ 1,027,000
Total	$ 3,628,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended December 31, 2012 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Iron Creek Capital Corp. (“Iron Creek”)	Shared general and administrative expenses
Emerick Resources Corp. (“Emerick”)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements (Note 8 and 9), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the year ended December 31, 2012:

	2012	2011	2010
Expenses:
Consulting	$ -	$ 10,000	$ 30,000
Salaries and benefits	34,488	23,014	22,630
Mineral property costs:
Salaries and benefits	76,979	62,650	48,829
Geological consulting fees	-	-	3,170
	$ 111,467	$ 95,664	$ 104,629

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the year ended December 31, 2012, the Company reimbursed Gold Group, $63,532  in general and administrative expenses consisting of $5,690  in communications, $12,987  in office and miscellaneous, $4,048  in public relations, $11,151  in repairs and maintenance, $10,707  in salary and benefits, and $18,949  in travel and accommodation. There were no transactions with Gold Group for the years ended December 31, 2011 and 2010.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Advances and other receivables include $Nil (December 31, 2011: $75,329) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Prepaid expenses and deposits include an amount of $60,000 (December 31, 2011: $Nil) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Due from related parties of $116,947 (December 31, 2011: $541,889) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts are unsecured, non-interest bearing and are due on demand.

Accounts payable and accrued liabilities include $85,380 payable to Gold Group for shared administrative costs (December 31, 2011: $70,917 payable to the former Corporate Secretary of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements and $5,600 to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS – (cont’d)

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2012	2011	2010
Management fees	$ 141,000	$ 60,000	$ 60,000
Salaries, benefits and fees	105,429	71,141	86,422
Share-based payments	92,271	-	439,837
	$ 338,700	$ 131,141	$ 586,259

Total share-based payments to directors not specified as key management personnel during the year ended December 31, 2012 was $81,165 (2011: $105,128; 2010: $308,667).

15.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to precious metals exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Guatemala, Nicaragua, Caymans and Mexico. Details of identifiable assets by geographic segments are as follows:

Year ended December 31, 2012
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ -	$ 794,388	$ 17,406	$ 73,172	$ 884,966
Interest income	8,883	-	-	-	8,883
Amortization	41,125	10,964	1,776	-	53,865
Profit/(loss) before income taxes	(2,779,050)	(4,442,082)	(450,324)	16,600,813	8,929,357
Capital expenditures*	19,670	28,559	-	-	48,229

Year ended December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 4,954,479	$ 1,387,041	$ 29,899	$ 18,634	$ 6,390,053
Exploration and evaluation assets Distributed (Note 8)	1,118,008	-	-	-	1,118,008
Interest income	61,397	-	-	-	61,397
Amortization	44,119	5,304	6,803	2,108	58,334
Loss before income taxes	(1,491,668)	(1,423,545)	(33,034)	(401,809)	(3,350,056)
Capital expenditures*	471,788	29,748	-	-	501,536

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION – (cont’d)

Year ended December 31, 2010
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 2,016,987	$ 753,900	$ 55,992	$ 11,511	$ 2,838,390
Interest income	34,275	-	-	-	34,275
Amortization	30,562	4,950	10,002	2,486	48,000
Profit/(loss) before income taxes	(4,195,847)	(757,195)	(92,242)	108,577	(4,936,707)
Capital expenditures*	917,785	1,596	991	-	920,372

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at December 31, 2012
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 17,505,772	$ 82,082	$ 9,441	$ 347,616	$ 17,944,911
Total non-current assets	713,276	578,152	6,489	-	1,297,917
Total assets	$ 18,219,048	$ 660,234	$ 15,930	$ 347,616	$ 19,242,828
Total liabilities	$ 223,111	$ 20,272	$ 660	$ 11,258	$ 255,301

As at December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 3,692,139	$ 347,633	$ 13,876	$ 371,991	$ 4,425,639
Total non-current assets	1,616,331	4,172,136	137,051	-	5,925,518
Total assets	$ 5,308,470	$ 4,519,769	$ 150,927	$ 371,991	$ 10,351,157
Total liabilities	$ 759,362	$ 163	$ 11,405	$ 4,509	$ 775,439

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

16.

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2012, cash totalling $191,445 (December 31, 2011: $255,717) was held in US dollars, $741 (December 31, 2011: $2,441) in Nicaragua Cordoba, $4,706 (December 31, 2011: $8,091) in Guatemala Quetzal, $5,476 (December 31, 2011: $21,859) in Mexican Pesos and $715 (December 31, 2011: $696) in Peruvian Sols. Based on the above net exposures at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $20,300 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, Rackla and Fortuna are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $1,655,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At December 31, 2012, the Company had working capital of $17.7 million (December 31, 2011: $3.6 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

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

The available-for-sale investments for B2Gold, Focus, Fortuna, and Rackla are based on quoted prices and are therefore considered to be Level 1.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

17.

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the year ended December 31, 2012. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

18.

CORRECTION OF ERROR IN PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter of 2012, the Company discovered an error in its previously reported consolidated financial statements as at and for the year ended December 31, 2011. The Company is required to separately disclose the impact of correction of errors, if any, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, the Company has classified its marketable securities as available-for-sale financial instruments. Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. During the third quarter of 2012, the Company re-assessed and determined that its investment in the shares of Focus, a public company with common directors and officers, suffered an impairment as at December 31, 2011.

As a result of this determination, and in accordance with IAS 39, the Company has reclassified the loss previously recognized in other comprehensive income from accumulated other comprehensive income to accumulated deficit. As at and for the year ended December 31, 2011, this reclassification adjustment resulted in a $465,925 increase in other comprehensive income, a $465,925 increase in loss on impairment of available-for-sale investments, a $465,925 increase in accumulated other comprehensive income, and a $465,925 increase in accumulated deficit.  For the year ended December 31, 2011, the reclassification adjustment did not have an impact on operating, financing, or investing cash flow activities and there was no change in loss per share.

	For the year ended December 31, 2011
	As previously reported	As restated
Consolidated statement of financial position:
Accumulated other comprehensive (loss) income	$ 44,449	$ 510,374
Deficit	(53,312,682)	(53,778,607)

Consolidated statement of comprehensive income (loss):
Impairment on available-for-sale investments	$ -	$ (465,925)
Income (loss) before income taxes	(2,884,131)	(3,350,056)
Net income (loss) for the year	(2,167,377)	(2,633,302)
Fair value gains on available-for-sale investments	165,966	631,891
Total comprehensive loss	(2,001,411)	(2,001,411)
Basic and diluted earnings (loss) per share	$ (0.03)	$ (0.03)

19.

EVENTS AFTER THE REPORTING DATE

Subsequent to December 31, 2012, the Company sold 677,500 shares of its available-for-sale investment in B2Gold for proceeds of approximately $2.6 million.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2013

By  /s/ Simon Ridgway

Simon Ridgway,

Chief Executive Officer

