Form 20-F
period 2013-12-31
RADIUS GOLD INC.
filed 2014-05-08
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Yes     No   X     N/A

Index to Exhibits on Page 51

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

- iii -

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

Mineralization	Minerals of value occurring in rocks.

Mt	A million tonnes.

Ore	A natural aggregate of one or more minerals which, at a specified time and place may be mined, processed and sold at a profit, or from which some part may profitably be separated.

Ounce / oz	Troy ounce, equal to approximately 31.103 grams.

Outcrop	An exposure of rock at the earth’s surface.

Quartz	A common rock-forming mineral (SiO2) that is frequently a dominant constituent of veins, especially those containing gold and silver mineralization.

RC	Reverse Circulation drilling.

Rhyolite	A silica-rich volcanic rock chemically equivalent to granite. Usually light colored, very fine-grained or glassy-looking.

Silicification / silicified	Complete or partial replacement of a rock by quartz, often during hydrothermal alteration.

Strike	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

Tertiary	The geological period extending from the end of the Cretaceous (65 million years ago) to approximately 2 million years before the present time.

Tonne	A metric tonne, 1000 kilograms or 2,204.6 pounds.

UTM	The UTM (Universal Transverse Mercator) system is a world-wide geographic coordinate system defined in meters.

Vein, Veinlet (small)	A tabular mineral deposit formed within or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.

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

Auditors.

Not Applicable

Item 2.

Offer Statistics and Expected Timetable.

Not Applicable

Item 3.

Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2013, 2012 and 2011.  The Company’s transition date to IFRS was January 1, 2010.  The financial data for dates and periods prior to January 1, 2010 have not been restated.  The consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants as at and for the years ended December 31, 2013 and 2012 and are reported in Canadian dollars.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on December 31 of each year.

The following are summaries of certain selected financial information for the Company’s most recently completed fiscal year and the fiscal years ended December 31, 2012, 2011, 2010, and 2009.  The first table is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS effective January 1, 2010. The second table includes statements for a prior year which were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

IFRS	(in 000’s, except per share data)

	As at 12/31/13	As at 12/31/12	As at 12/31/11	As at 12/31/10
Working Capital	10,398	17,690	3,650	8,245
Exploration and Evaluation Assets (Mineral Properties)	531	531	4,103	4,910
Long Term Debt	-	-	-	-
Shareholders’ Equity and capital stock	11,217	18,988	9,576	13,398
Total Assets	11,320	19,243	10,351	14,584

Revenue	-	-	-	-
Net Income (Loss)	(8,288)	8,929	(2,633)	(4,578)
Income (Loss) Per Share	(0.10)	0.10	(0.03)	(0.07)
Comprehensive Income (Loss)	(7,771)	9,026	(2,001)	(4,952)
Dividends Per Share	-	-	-	-
Weighted Average Number of Shares	86,676	86,676	83,232	61,530
*Correction of error in previously issued consolidated financial statements

Canadian GAAP and US GAAP	(in 000’s, except per share data)
As at 12/31/09
Working Capital	2,296
Exploration and Evaluation Assets (Mineral Properties) (Cdn GAAP)	4,294
Exploration and Evaluation Assets (Mineral Properties) (US GAAP)	82
Long Term Debt (Cdn GAAP)	(122)
Long Term Debt (US GAAP)	(122)
Shareholder’s Equity (Cdn GAAP)	(6,674)
Shareholders’ Equity (US GAAP)	(2,463)
Total Assets (Cdn GAAP)	7,043
Total Assets (US GAAP)	2,831

Revenue	-
Net Loss (Cdn GAAP)	(1,211)
Loss Per Share (Cdn GAAP)	(0.02)
Comprehensive Loss (US GAAP)	(31)
Comprehensive Loss (Cdn GAAP)	(255)
Loss Per Share (US GAAP)	(0.00)
Dividends Per Share (Cdn GAAP)	-
Dividends Per Share (US GAAP)	-
Wtd. Avg. No. Shares (Cdn GAAP)	53,548
Wtd. Avg. No. Shares (US GAAP)	53,548

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

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 11, 2014 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.0960.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended March 31, 2014	1.1251	1.0965
Month ended February 28, 2014	1.1137	1.0979
Month ended January 31, 2014	1.1171	1.0612
Month ended December 31, 2013	1.0697	1.0577
Month ended November 30, 2013	1.0597	1.0414
Month ended October 31, 2013	1.0454	1.0282

Average
Fiscal year ended December 31, 2013	1.0300
Fiscal year ended December 31, 2012	0.9994
Fiscal year ended December 31, 2011	0.9858
Fiscal year ended December 31, 2010	1.0298
Fiscal year ended December 31, 2009	1.1373

The exchange rates set forth above are as set forth in the H.10 statistical release of the Federal Reserve Board.

B.

Capitalization and Indebtedness.

Not Applicable

C.

Reasons for the Offer and Use of Proceeds.

Not Applicable

D.

Risk Factors.

Mining operations and exploration activities are subject to various federal, state and local laws and regulations.

The mineral projects in which the Company has an interest are located in Guatemala, Nicaragua and Mexico. The Company’s operations and exploration activities in these jurisdictions are subject to extensive federal, state, and local laws and regulations governing various matters, including:

•

environment protection;

•

expropriations of property;

•

restrictions on production;

•

exploration and development of mines, production and post-closure reclamation;

•

management and use of toxic substances and explosives;

•

import and export controls;

•

price controls;

•

royalties and taxation;

•

restrictions on repatriation of profits;

•

regulations concerning business dealings with indigenous groups;

•

labour standards and occupational health and safety; and

•

historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. It is possible that future laws and regulations, amendments to existing laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of the Company’s properties.

The mining industry involves substantial risks and there is no assurance that the business of the Company will achieve profitable operations.

Few properties that are explored are ultimately developed into producing mines.  At present, there are no known bodies of commercial ore on any of the Company’s properties and the proposed exploration programs are an exploratory search for ore.  At December 31, 2013, the Company had not yet achieved profitable operations, has accumulated losses since inception, and is expected to incur further losses in the development of its business.

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

Title to mineral properties is not guaranteed and could result in future claims against the Company.

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

Item 4.

Information on the Company.

A.

History and Development of the Company

The Company was incorporated under the name “Radius Explorations Ltd.” on September 9, 1997 pursuant to the British Columbia Company Act by registration of its Memorandum and Articles.  On July 1, 2004, the Company and PilaGold Inc. amalgamated (the “Amalgamation”) under the British Columbia Business Corporations Act by registration of a Notice of Articles with the new name “Radius Gold Inc.”.  The Company’s registered address is 200 Burrard Street, Suite 650, Vancouver, BC, V6C 3L6 (tel:  604-801-5432).  See Item 4D, Property, Plant and Equipment, for information regarding capital expenditures made by the Company on its properties.

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

In 2012, the Company sold its interest in the Tambor Project, Guatemala, and the majority of its Nicaragua properties pursuant to the following transactions:

Sale of Tambor Project, Guatemala

In August 2012, the Company sold its remaining interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing and approximately US$300,000 if and when KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.

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

The property sale was completed in August 2012, and in consideration therefor, the Company was issued 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993.  A separate agreement was also signed covering the future contingent payments on the Trebol property.  B2Gold and the Company also entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua.

In late 2013, an agreement was reached whereby the Company will sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property.  B2Gold will have the right to purchase one-half of each royalty for US$1.0 million.  This agreement has not yet been signed.

Currently, the Company holds interests in properties in Guatemala, Nicaragua and Mexico.  (See Property and Equipment, below, and Note 9 to the Financial Statements).

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

D.

Property and Equipment

During 2013, the Company held interests in properties in Guatemala, Nicaragua and Mexico, as set out in the following map and more particularly described below:

N
Santa Brígida
Tlacolula
Exploration Projects
Geothermal Licenses
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

In order to keep its properties in Guatemala in good standing, the Company would have to pay filing fees to the Guatemala government, paid annually in advance, equal to US$384,60 per square kilometer (100 hectares), or fraction thereof, for the first three years after the granting of an exploration concession, and US$769.20 per square kilometer, or fraction thereof, for the fourth and fifth years, if so extended, and US$1,153.80 per square kilometer, or fraction thereof, for the sixth and seventh years, if so extended.  For exploitation concessions, an annual fee of US$1,550.82 per square kilometer is required.  The Company would have to also file annual exploration reports.

The Company’s currently held properties in Guatemala are set out below:

1.

Southeastern Guatemala

As at April 11, 2014, the Company holds a 100% interest in 34 concessions (one reconnaissance application, three exploitation applications, and 30 exploration applications) located in southeastern Guatemala, as follows:

Concession Name	Size (Hectares)	Expiry Date / Application Date
La Luz	2,000.00	Exploitation licence applied for June 21, 2011
Aurora	2,000.00	Exploitation licence applied for June 21, 2011
El Dorado II	2,000.00	Exploitation licence applied for June 21, 2011
Joyita	1,271.43	Exploration licence applied for Sept. 9, 2008
Marisol I	3,407.02	Exploration licence applied for Feb. 3, 2010
Marisol II	2,772.33	Exploration licence applied for Feb. 3, 2010
CECI	3,044.67	Exploration licence applied for Feb. 3, 2010
Cirilo I	1,350.00	Exploration licence applied for March 18, 2010
Cirilo II	320.00	Exploration licence applied for March 18, 2010
Salvador I	6,195.57	Exploration licence applied for March 18, 2010
Frida	7,133.92	Exploration licence applied for May 12, 2010
Belen	7,372.28	Exploration licence applied for May 12, 2010
Paola	9,956.11	Exploration licence applied for May 12, 2010
El Caminero	9,322.38	Exploration licence applied for May 12, 2010
Eliza	62,215.63	Reconnaissance licence applied for May 27, 2010
Carolina	9,806.80	Exploration licence applied for June 11, 2010
Conchita	8,579.55	Exploration licence applied for June 11, 2010
La Pena	8,037.73	Exploration licence applied for June 11, 2010
Karen	6,838.01	Exploration licence applied for June 11, 2010
Juanita	5,167.80	Exploration licence applied for July 13, 2010
Las Pomas	6,124.30	Exploration licence applied for Feb. 23, 2011
El Arco	169.92	Exploration licence applied for April 15, 2011
El Muro	514.50	Exploration licence applied for April 15, 2011
La Tuna	8,404.60	Exploration licence applied for March 27, 2012
Pitaya	8,664.02	Exploration licence applied for March 27, 2012
Fedora	3,324.99	Exploration licence applied for June 11, 2012
Arabel	4,650.00	Exploration licence applied for August 8, 2012
Arely	4,850.00	Exploration licence applied for August 8, 2012
Azafran	7,990.00	Exploration licence applied for August 10, 2012
Scarlett	5,350.00	Exploration licence applied for August 13, 2012
Alcea	8,940.00	Exploration licence applied for Sept. 10, 2012
La Regia	5,629.50	Exploration licence applied for March 11, 2013
Guirnalda	3,882.70	Exploration licence applied for March 12, 2013
Tulipan	3,202.75	Exploration licence applied for March 25, 2013
	230,488.52

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

Future Work

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in late 2013. Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

All work at the southeastern Guatemala concessions has been funded from the Company’s existing cash resources, and the work is supervised by the Company’s Exploration Manager.  No Resource or Reserve has been defined within the southeastern Guatemala concessions.

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

3.

Geothermal Licences

The Company has revisited its hot spring database for Guatemala and in June 2010 submitted applications for Provisional Use Permits for a number of active geothermal systems that may have potential as geothermal resources for power generation.  A Provisional Use Permit was granted on 15,300 hectares.  After seeking without success for a joint venture partner to further develop these geothermal systems, by November 2013 the Company allowed all applications and permits to lapse.

Nicaragua

Transactions with B2Gold Corp.

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option (the “Option”) to acquire an interest in the Company’s entire Nicaragua mineral property portfolio.  In April 2012, prior to B2Gold having exercised such option, Radius and B2Gold entered into a binding letter agreement pursuant to which B2Gold agreed to acquire a 100% interest in the Trebol and Pavon properties (other than the San Jose concession) in consideration of $20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange for the ten trading days immediately preceding the date of the letter agreement. In addition, B2Gold agreed to make contingent payments to Radius of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis).  All aspects of the existing option and joint venture arrangements were terminated.

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

In late 2013, an agreement was reached whereby the Company will sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property.  B2Gold will have the right to purchase one-half of each royalty for US$1.0 million. This agreement has not yet been formalized.

No proven and probable mineral reserves or resources have been defined within the Trebol, Natividad, San Jose or La Magnolia properties.

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

By an agreement signed in September 2009 and amended in December 2012, the Company optioned the Tlacolula silver project to Fortuna which can earn a 60% interest by spending US$2-million on exploration, which is to include at least 1,500 metres of drilling, and making staged annual payments to the Company totalling US$250,000 cash and US$250,000 in common shares, by January 31, 2015.  To date, the Company has received US$150,000 cash and 34,589 shares of Fortuna, of which US$50,000 cash and 11,415 shares were received during fiscal 2013.  The Company and Fortuna have certain directors in common.

No Resource or Reserve has been defined within the Tlacolula Property.

- 14 -

2.

Santa Brigida

In February 2013, the Company was granted an option to acquire a 100% interest in the Santa Brígida project, a 10,800 hectare property which hosts a low-sulphidation, epithermal silver-gold vein system located approximately 80 km ENE of the city of Guanajuato in Mexico.

An IP-resistivity survey was designed and completed over the southeastern strike extension of the Santa Brígida and Pozos vein systems, to explore for Ag-Au mineralization under soil and caliche cover. The survey defined a number of resistivity and IP targets which were interpreted as possible manifestations of quartz vein under cover. A first phase, 8-hole drill program was designed to test the highest priority geophysical targets. After a review of the results of the first three diamond drill holes (totaling 656 linear metres), in which no significant previous metal concentrations were intersected, the Company ceased drilling operations and has dropped its purchase option on the property.

All work at the Santa Brigida project was funded from the Company’s existing cash resources, and the work was supervised by the Company’s Exploration Manager.  No Resource or Reserve has been defined within the Santa Brigida project.

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

The following discussion and analysis of the financial condition and operating results of the Company for the two years ended December 31, 2013 and 2012 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

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

The objective of the Spin-Out was to maximize shareholder value by allowing the market to independently value geographically separate property portfolios.  The Spin-Out resulted in two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

A.

Operating Results

Compliance

The Company’s consolidated financial statements of the Company as at and for the years ended December 31, 2013 and 2012 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).  The Company’s transition date to IFRS was January 1, 2010, having previously prepared its consolidated financial statements in accordance with pre-changeover Canadian GAAP.

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

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals would be when the actual environmental disturbance occurs.

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

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model or the fair value of the shares granted.

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

The Company’s loans and receivables comprise advances and other receivables, due from related parties, deposits and cash and cash equivalents in the consolidated statement of financial position.

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. Any subsequent increases in the fair value of available-for-sale investments are recorded through other comprehensive income. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

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

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period;

c)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

d)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

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

b)

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and options expected life. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Results of Operations

Year Ended December 31, 2013 compared to December 31, 2012

The year ended December 31, 2013 had a net loss of $8,287,763 compared to a net income of $8,929,357 for the year ended December 31, 2012. The comparative year recorded a net income instead of a net loss due to a net gain of $16,278,410 from the sale of Nicaraguan properties that was partially offset by the loss of $3,823,118 on the disposal of the Tambor property in Guatemala. The current year net loss is significantly impacted by an impairment of available-for-sale investments which resulted in a charge of $5,934,443. As well, the current year includes a charge of $171,815 for the write-off of exploration and evaluation costs regarding the Santa Brigida property whereas there were no exploration and evaluation costs were written off in the comparative year. The comparative year recorded a $41,780 loss on disposal of property and equipment and an impairment charge of $855,632 on shares held in an associated company whereas the current year did not. Both the current and comparative years recorded fairly similar gains from receipt of mineral property option payments. The Company’s share of post-tax losses of Rackla for the current year was $493,318 compared to $366,950 for the comparative year. The current year share of Rackla’s post-tax losses was actually greater than $493,318 but only this amount was recorded to reduce the investment in associate carrying amount to $1.

Exploration expenditures for the current year totalled $1,039,309 compared to $884,966 for the comparative year, an increase of $154,343. The higher exploration expenditures relate mostly to the Santa Brigida property in Mexico.

General and administrative expenses for the current year were $844,056 compared to $1,498,618 for the comparative year, a decrease of $654,562. Significant cost decreases were $385,320 in share-based compensation, $99,826 in consulting fees, $86,364 in legal and audit fees, $61,500 in management fees, and $39,114 in travel and accommodation. The comparative year recorded a share-based compensation expense of $385,320 whereas the current year did not have any share-based compensation expense. Consulting fees were lower because of the termination of a long standing financial consulting agreement early in the current year. Legal and audit fees were higher in the comparative year due to the Nicaraguan and Guatemalan property sale transactions that occurred during that year.  Management fees were higher in the comparative year due to a bonus of $72,000 paid to the Chief Executive Officer during that year. Travel and accommodation costs were lower because of the Company engaging in less corporate activities than that in the comparative year. Significant general and administrative cost increases were $81,324 in property investigations and $32,547 in office and miscellaneous. There was less property investigation costs recorded during the comparative year because these costs were only incurred towards the end of 2012 whereas the Company investigated numerous opportunities throughout the current year. Office and miscellaneous costs were higher in large part to directors and officers insurance that became effective towards the end of the comparative year.

Year Ended December 31, 2012 compared to December 31, 2011

The year ended December 31, 2012 recorded a net income of $8,929,357 compared to a net loss of $3,350,056 for the year ended December 31, 2011, a positive difference of $12,279,413.  Fiscal 2012 showed a net income instead of a loss due to a net gain of $16,278,410 from the B2Gold Sale.  This gain more than offset a loss of $3,823,118 recorded on the disposal of the Tambor property during 2012.  The net loss before income taxes for the comparative year was significantly reduced by the gain of $4,807,443 resulting from the distribution of assets to Rackla.  Both 2012 and the comparative year recorded impairment charges stemming from the value of shares held in other companies, with 2012 having impairment charges of $855,632 relating to the Company’s investment in Rackla and $20,148 relating to the shares held in Focus. The impairment charge in the comparative year was $465,925 and was related to the shares held in Focus as well. There was no deferred income tax recovery or expense recorded for 2012 but the comparative year recorded a deferred income tax recovery of $716,754 relating to flow-through share issuances.

Exploration expenditures for the year ended December 31, 2012 totaled $884,966 compared to $6,390,053 for the comparative year, a decrease of $5,505,087.  The higher exploration expenditures in the comparative year relate mostly to the Company’s drilling programs and other exploration activities on its formerly held Yukon properties. During 2012, exploration expenditures were significantly reduced as the Company had been awaiting a drill permit for its properties in Guatemala.   Both 2012 and the comparative year recorded gains of $101,564 and $157,088 respectively from property option payments received with respect to the Tlacolula property in Mexico.

General and administrative expenses for the year ended December 31, 2012 were $1,498,618 compared to $1,242,463 for the year ended December 31, 2011, an increase of $256,155. Both 2012 and the comparative year recorded significant share-based compensation expenses of $385,320 and $306,915 respectively. Notable cost increases in 2012 were $81,000 in management fees, $53,299 in legal and audit fees, $48,516 in salaries and benefits, $34,248 in travel and accommodation, and $32,642 in rent and utilities. Management fees were higher due to a bonus of $72,000 paid to the Chief Executive Officer and an increase in his monthly management fee. Legal and audit fees were higher mostly due to adjustments in the comparative year that saw some legal and audit fees reclassified as transaction costs for the Spin-Out. Salaries and benefits and travel and accommodation costs were both impacted with an increase in property investigation during 2012.  Rent and utilities costs were higher in 2012 because of a new office lease that took effect in the fourth quarter of 2011. A notable cost decrease was $56,361 in public relations which was due to the increased requirements resulting from the Spin-Out in the comparative year.

Mineral Properties

Year Ended December 31, 2013

During the year ended December 31, 2013, the Company incurred the following expenditures on its mineral properties:

Guatemala - $478,760 was incurred on exploration and property investigation, and administrative related costs, of which $69,464 was incurred on the Southeast Guatemala Ag-Au Epithermal Fields property.

Nicaragua - $30,081 was incurred on miscellaneous exploration and administrative related costs.

Mexico - The Company received option payments on its Tlacolula Property from Fortuna in the form of cash and shares with a combined value of $98,590.  A total of $530,568 was incurred on exploration, property investigation, and miscellaneous administrative costs of which $472,155 was incurred on the Santa Brigida property.  Acquisition costs totalling $171,815 were recorded during the current year with respect to the Santa Brigida property but then written off with the termination of the Santa Brigida option agreement.

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

Per Share Income (Loss)

The Company reported a net loss and loss per share for fiscal years 2013 and 2011 compared to a net income and income per share for fiscal 2012.  The net income and income per share for fiscal 2012 was the result of a net gain of $16.3 million on the sale of Nicaraguan properties to B2Gold during fiscal 2012.  During fiscal 2013, the Company recorded an impairment on available-for-sale investments of $5.9 million which significantly increased the net loss and net loss per share for that year.   Fiscal 2011 also showed a gain on distribution of $4.8 million due to the Spin-Out which significantly reduced the net loss and net loss per share for that period. The Company’s weighted average number of shares did not change throughout fiscal 2013 or 2012 due to no share capital activity.

B.

Liquidity and Capital Resources

Outlook

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $53,137,013 since inception, and is expected to incur further losses in the development of its business.  However, the Company has sufficient cash resources and a working capital surplus of $10.4 million to meet its obligations for at least the next twelve months from the end of the reporting year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Year ended December 31, 2013 compared to December 31, 2012

The Company’s cash increased from approximately $0.99 million at December 31, 2012 to $1.56 million at December 31, 2013; however, working capital has significantly decreased. As at December 31, 2013 working capital was $10.4 million compared to $17.7 million at December 31, 2012.  The decrease in working capital was due in part to the Company using capital for its 2013 operations but primarily because the Company’s investment in B2Gold common shares had decreased in value which resulted in an impairment of $5.9 million being charged to operations for the year ended December 31, 2013. As at December 31, 2013, these shares had a fair value of $8.47 million.  The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2013, the Company sold 677,500 B2Gold shares for proceeds of $2.42 million.  Subsequent to December 31, 2013, the Company sold an additional 1,057,000 B2Gold shares for proceeds of approximately $3.35 million.

The Company also currently holds a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”). As at December 31, 2013, the carrying amount for all available-for-sale investments was $8.69 million compared to $16.55 million as at December 31, 2012.  As at December 31, 2013, the Company also held 9,866,376 common shares in Rackla with a fair value of $147,996 but these are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments. The Company also holds 1,345,338 warrants of Rackla by way of a private placement during 2012 and although these warrants are transferable, they are not traded on the TSX-V as were the other 7,175,700 Rackla warrants held.  The 7,175,700 tradable Rackla warrants expired in June 2013. During the current year, the Company sold its holding of 34,589 common shares of Fortuna for proceeds of $153,998.

Year ended December 31, 2012 compared to December 31, 2011

The Company’s cash decreased from approximately $1.76 million at December 31, 2011 to $0.99 million at December 31, 2012; however, working capital significantly increased. As at December 31, 2012 working capital was $17.69 million compared to $3.65 million at December 31, 2011.  The increase was due to the receipt of 4,815,894 B2Gold common shares as consideration for the B2Gold Sale. As at December 31, 2012, these shares had a fair value of $16.2 million. During the year ended December 31, 2012, the Company sold 255,000 B2Gold shares for proceeds of $928,365.

At December 31, 2012, the Company also held a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 34,589 common shares of Fortuna, of which 11,415 were received subsequent to December 31, 2012, and 7,175,700 warrants in Rackla, all public companies with common directors or officers. As at December 31, 2012, the carrying amount for all available-for-sale investments was $16.55 million compared to $0.64 million as at December 31, 2011.  As at December 31, 2012, the Company also held 9,866,376 common shares in Rackla with a fair value of $0.49 million. The Company also held 1,345,338 warrants of Rackla by way of a private placement during 2012 and although these warrants were transferable, they were not traded on the TSX-V.

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

E.

Off-balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2013 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$1,397,018	$298,506	$526,688	$381,216	190,608
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under IFRS	0	0	0	0	0
Total	$1,397,018	$298,506	$526,688	$381,216	190,608

(1)

Amount indicated is for office rent leases for the Company’s corporate operations in Vancouver, BC.

G.

Safe harbour

See “Note Regarding Forward-Looking Statements.”

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table lists as of April 11, 2014 the names of the directors and senior management of  the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

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

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway, Age 65 – Director, President & Chief Executive Officer

Mr. Simon Ridgway is a successful prospector and mining financier, gaining his initial experience with grass roots mineral exploration. Starting out as a prospector in the Yukon Territory in the 1970's, Mr. Ridgway and the teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua and silver deposits in Mexico. Simon is a founder and the Chairman of Fortuna Silver Mines Inc., and Founder and Director and/or CEO of Cordoba Minerals Corp., Medgold Resources Corp., Focus Ventures Ltd., and Rackla Metals Inc., all publicly-traded resource companies.

Ralph Rushton, Age 51 – Director

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver.  He has over 20 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe.  Mr. Rushton is a director of Focus Ventures Ltd., Medgold Resources Corp. and Rackla Metals Inc., all publicly-traded resource companies, and is currently responsible for corporate development of Focus Ventures and Medgold Resources.

Mario Szotlender, Age 53 - Director

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

Mr. Szotlender is also a Director of Atico Mining Corporation, Endeavour Silver Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., Iron Creek Capital Corp. and Magellan Minerals Ltd., all publicly-traded resource companies.  He also consults to other public companies, and to several private exploration companies.

Bradford Cooke, Age 59 - Director

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

William Katzin, Age 59 - Director

Mr. Katzin is a graduate of the University of Cape Town, South Africa with a Bachelor of Commerce and Law degree.  He is a member of the Institute of Chartered Accountants of British Columbia.  He has been a partner in private practice with a Vancouver firm of Chartered Accountants since 1986 and has experience working with resource and exploration companies.  Mr. Katzin is also a director of Cordoba Minerals Corp. and Rackla Metals Inc., both publicly-traded resource companies.

Kevin Bales, Age 47 – Chief Financial Officer

Mr. Bales has 20 years of financial reporting experience in mining and information technology industries, and holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also Chief Financial Officer of Cordoba Minerals Corp., Focus Ventures Ltd., Medgold Resources Corp., Rackla Metals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies with operations in North America, Western Europe, Central America and South America.

Sally Whittall, Age 54 – Corporate Secretary

Ms. Whittall was a corporate securities legal assistant in a major Vancouver law firm for six years prior to joining a group of mineral exploration companies in 1994.  She has completed the Canadian Securities Course.  Ms. Whittall is also the Corporate Secretary of and handles the corporate regulatory work for Cordoba Minerals Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., Medgold Resources Corp., Rackla Metals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.

Compensation

Directors and senior management are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2013, the Company paid to its Directors and senior management the following amounts:

Name	Position	Amount
Simon Ridgway (1) (2)	President & Chief Executive Officer	$79,500
Kevin Bales	Chief Financial Officer	$24,696
Ralph Rushton (2) (3)	former Vice-President, Corporate Development	$95,047
Sally Whittall	Corporate Secretary	$15,969

(1)

Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(2)

Simon Ridgway’s position changed from Chairman to President on December 13, 2012 and Ralph Rushton’s position changed from President to Vice-President, Corporate Development on December 13, 2012.

(3)

Ralph Rushton resigned as Vice-President, Corporate Development on January 1, 2014.

No stock options were granted to or forfeited by directors and officers of the Company during the fiscal year ended December 31, 2013.

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  The following table sets out all options in the Company which are held as of April 11, 2014 by the current directors and officers:

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

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The next annual general meeting will be held no later than December 31, 2014.

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

D.

Employees.

As at December 31, 2013, the Company had three employees in Guatemala and Nicaragua.  One employee provides administrative services and two employees provide geological services.  None of the employees is represented by a union.  Personnel for the Company’s Vancouver operations are provided by a related party through a shared services agreement.

E.

Share Ownership.

The following table sets forth, as of April 11, 2014, the number of the Company’s Common Shares beneficially owned or controlled by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options which are exercisable within 60 days from the above date.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature(1)	Percentage of Class(1)
Common	Simon Ridgway Pemberton, BC	5,775,952(2)	6.61%
Common	Ralph Rushton Vancouver, BC	520,001(3)	0.60%
Common	Mario Szotlender Caracas, Venezuela	1,918,781(4)	2.20%
Common	Bradford Cooke North Vancouver, BC	525,000(5)	0.60%
Common	William Katzin West Vancouver, BC	350,000(6)	0.40%
Common	Kevin Bales Delta, BC	350,000(7)	0.4040%
Common	Sally Whittall Maple Ridge, BC	325,757(8)	0.37%
Common	All Directors and Senior Management as a group (7 individuals)	9,765,491	11.18%

(1)

Based on 86,675,617 shares outstanding as at April 11, 2014, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

720,000 of these shares represent currently exercisable stock options.  3,069,640 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  1,389 of the free trading shares are held by Elvietri Holdings AVV, a private company owned by Simon Ridgway.

- 33 -

(3)

400,000 of these shares represent currently exercisable stock options.

(4)

400,000 of these shares represent currently exercisable stock options.

(5)

325,000 of these shares represent currently exercisable warrants and stock options.

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

As at April 11, 2014, there were 4,915,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable by the shareholder within 60 days.  To the best of the Company’s knowledge, as of April 11, 2014 the only major shareholders in the Company are:

Name	No. of Shares	Percentage
Goodman & Company	10,952,718	12.63%
Sprott Inc.	5,939,400	6.85%
Simon Ridgway	5,055,952	5.83%

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of April 11, 2014, there were 86,675,617 shares of the Company outstanding, of which approximately 1,901 U.S. holders of record or beneficial holders held a total of 15,380,130 shares (17.7%).  The number of beneficial holders was determined based on a report prepared by Broadridge Investor Communications, a U.S. mailing service.

B.

Related Party Transactions.

Other than as disclosed in Item 6.B – “Directors, Senior Management and Employees - Compensation”, in the Related Party Transactions section in the MD&A for the year ended December 31, 2013, and disclosed below, there have been no related party transactions or proposed transactions involving any insider, or associate or affiliate of an insider, that have occurred during our three most recently completed fiscal years which have materially affected or will materially affect the Company.

During the year ended December 31, 2013, the Company entered into the following transactions with related parties:

●

Reimbursed Gold Group, company controlled by the Chief Executive Officer of the Company, $351,411 (2012: $63,532) for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company. As of December 31, 2013, $31,369 was payable to Gold Group. The agreement with Gold Group became effective July 1, 2012 and the Company provided Gold Group with a deposit of $60,000.

●

Paid or accrued $79,500 (2012: $141,000; 2011: $60,000) in management fees to Mill Street Services Ltd. for Simon Ridgway’s services as Chief Executive Officer of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  From January 2010 through March 2012 the monthly fee was $5,000.  From April 1, 2012 to September 30, 2013, the fee was $6,000 per month. From October 1, 2013, the fee was increased to $8,500 per month. The fees paid during the year ended December 31, 2012 includes a $72,000 bonus paid to Mill Street Services Ltd. in recognition of the services of Simon Ridgway in completing the Company’s sale of its Nicaragua properties to B2Gold.

- 35 -

●

Paid or accrued $42,354 (2012: $76,979; 2011: $62,650) in salary to Pedro Garcia, the General Manager – Latin America of the Company.

●

Paid or accrued $Nil (2012: $Nil; 2011: $21,175) in salary to Tim Osler for his services as Corporate Secretary up to November 2011.

●

Paid or accrued $Nil (2012: $ Nil; 2011: $10,000) in geological consulting fees to Condor Pacific Consulting Inc., a company controlled by David Cass who is a former Vice President of Exploration of the Company.

Management believes the transactions referenced above were on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

Relationship with Rackla Metals Inc. (“Rackla”)

Rackla was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011. As part of the Arrangement, the Company’s interest in its Yukon properties were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited and 600,000 common shares of Cordoba Minerals Corp., formerly called Wesgold Minerals Inc.

The Arrangement resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for the assets distributed to Rackla. Rackla meets the definition of an associate and has been equity accounted for in the Company’s consolidated financial statements.

During the year ended December 31, 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of December 31, 2013.

The Company and Rackla have common Directors in Simon Ridgway, Ralph Rushton, and William Katzin.

For additional detail regarding the Arrangement, refer to note 8 of the Company’s audited consolidated financial statements for the year ended December 31, 2013.

Relationship with Fortuna Silver Mines Inc. (“Fortuna”)

The Company owns a 100% interest in the Tlacolula Property in Mexico. By an agreement signed in September 2009 and amended in December 2012, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property and making staged payments totaling US$250,000 cash and US$250,000 in common stock no later than January 31, 2015.

The Company and Fortuna have common directors in Simon Ridgway and Mario Szotlender.

For additional detail regarding this agreement, refer to note 9 of the Company’s audited consolidated financial statements for the year ended December 31, 2013.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

The financial statements as required under Item 18 are attached hereto and found immediately following Item 19 of this Annual Report.  The Company’s auditor is BDO Canada LLP, Chartered Accountants.  An auditor’s report of BDO Canada LLP with respect to the fiscal years ended December 31, 2013, 2012 and 2011 and the statements of financial position as at December 31, 2013 and 2012, are included herein immediately preceding the consolidated financial statements.

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

Effective December 22, 2004, the Company’s shares began trading on the U.S. Over-the-Counter Bulletin Board (“OTCBB”) under the trading symbol RDUFF.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices on the TSXV and the OTCBB for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2014 fiscal year, and (c) for each of the six months from October 2013 to March 2014.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
2013	$0.23	$0.06	$0.23	$0.06
2012	$0.39	$0.15	$0.39	$0.15
2011	$0.93	$0.20	$0.97	$0.17
2010	$0.97	$0.20	$0.33	$0.06
2009	$0.28	$0.09	$0.57	$0.02

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2014
Period Ended	TSXV (CAD$)		OTCBB (US$)
	High	Low	High	Low
March 31, 2014	$0.15	$0.10	$0.14	$0.10
December 31, 2013	$0.14	$0.08	$0.13	$0.07
September 30, 2013	$0.15	$0.08	$0.13	$0.07
June 30, 2013	$0.16	$0.06	$0.15	$0.06
March 31, 2013	$0.23	$0.15	$0.23	$0.14
December 31, 2012	$0.30	$0.17	$0.27	$0.17
September 30, 2012	$0.30	$0.17	$0.31	$0.17
June 30, 2012	$0.38	$0.15	$0.35	$0.15
March 31, 2012	$0.39	$0.24	$0.39	$0.22

High and Low Prices for the Most Recent Six Months
	TSXV (CAD$)		OTCBB (US$)
Period	High	Low	High	Low
March 2014	$0.15	$0.12	$0.14	$0.10
February 2014	$0.15	$0.12	$0.14	$0.09
January 2014	$0.12	$0.10	$0.11	$0.08
December 2013	$0.11	$0.08	$0.10	$0.08
November 2013	$0.13	$0.09	$0.11	$0.09
October 2013	$0.14	$0.10	$0.13	$0.10

On April 11, 2014, the closing price of the Common Shares was $0.13 per Common Share on TSXV and US$0.12 per Common Share on the OTCBB.  During the last three years, the Common Shares have not been subject to any trading suspensions.

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

I.

Subsidiary Information.

Not Applicable

Item 11.

Quantitative and Qualitative Disclosures about Market Risk:

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries. The Company monitors this exposure, but has no hedge positions. As at December 31, 2013, cash totalling $68,059 (December 31, 2012: $191,445) was held in US dollars, $694 (December 31, 2012: $741) in Nicaragua Cordoba, $4,213 (December 31, 2012: $4,706) in Guatemala Quetzal, $690 (December 31, 2012: $5,476) in Mexican Pesos and $709 (December 31, 2012: $715) in Peruvian Sols. Based on the above net exposures at December 31, 2013, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $7,400 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings.  Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions.  The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, and Rackla are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in an $869,000 decrease in equity.

Item 12.

Description of Securities Other than Equity Securities.

Not Applicable

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013. Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2013, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

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

Changes in Internal Controls Over Financial Reporting

There have been no changes, material or otherwise, in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Item 16C.

Principal Accountant Fees and Services

The chart below sets forth the total amounts billed the Company by BDO Canada LLP during the Company’s fiscal years ended December 31, 2013 and 2012, and breaks down these amounts by category of service:

	Years ended December 31
	2013	2012
Audit Fees	$39,838	$73,725
Audit Related Fees	-	-
Tax Fees	$46,900	$8,500
All Other Fees	-	-
Total	$86,738	$82,225

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

“Tax Fees” are fees for professional services rendered for tax compliance, tax advice and tax planning.

“All Other Fees” are for amounts not included in the above categories.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s outside auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2013, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

Item 16F.

Changes in Registrant’s Certifying Accountant.

None

Item 16G.

Corporate Governance.

Not applicable

Item 16H.

Mine Safety Disclosure.

Not applicable

PART III

Item 17.

Financial Statements.

Not Applicable

Item 18.

Financial Statements.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB, effective with the Company’s transition to IFRS on January 1, 2010.

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
- Consolidated Statements of Financial Position as at December 31, 2013 and 2012
- Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011
- Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011
- Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
- Notes to the Consolidated Financial Statements for the year ended December 31, 2013

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

FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

To the shareholders of Radius Gold Inc.

We have audited the accompanying consolidated financial statements of Radius Gold Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Radius Gold Inc. and its subsidiaries as at December 31, 2013 and 2012, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2013, in accordance with International Financial Reporting Standards, as issued by the IASB.

(signed)  “BDO CANADA LLP”

Chartered Accountants

Vancouver, British Columbia

April 29, 2014

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	December 31,	December 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents (Note 5)	$ 1,560,788	$ 994,367
Available-for-sale investments (Note 6)	8,687,428	16,550,166
Advances and other receivables	63,293	40,150
Taxes receivable	11,426	49,203
Due from related parties (Note 14)	33,817	116,947
Prepaid expenses and deposits (Note 14)	143,981	194,078
Total current assets	10,500,733	17,944,911

Non-current assets
Long-term deposits	134,623	73,623
Property and equipment (Note 7)	153,102	199,606
Exploration and evaluation assets (Notes 8 and 9)	531,369	531,369
Investment in associate (Note 8)	1	493,319
Total non-current assets	819,095	1,297,917

TOTAL ASSETS	$ 11,319,828	$ 19,242,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 14)	$ 103,059	$ 255,301
Total liabilities	103,059	255,301

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,636,658
Deficit	(53,137,013)	(44,849,250)
Accumulated other comprehensive income	1,124,511	607,506
Total shareholders' equity	11,216,769	18,987,527

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,319,828	$ 19,242,828

Events after the reporting date – Note 19

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON APRIL 29, 2014 BY:

    “Simon Ridgway”                         , Director

    “Ralph Rushton”                                , Director

Simon Ridgway

Ralph Rushton

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

	2013	2012	2011

EXPLORATION EXPENDITURES	$ 1,039,309	$ 884,966	$ 6,390,053
GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	47,738	53,865	58,334
Communications (Note 14)	8,616	9,834	18,798
Consulting fees (Note 14)	28,000	127,826	114,544
Donations	-	11,973	1,593
Legal and audit fees	99,698	186,062	132,763
Management fees (Note 14)	79,500	141,000	60,000
Office and miscellaneous (Note 14)	75,729	43,182	62,186
Property investigations (Note 14)	101,009	19,685	-
Public relations (Note 14)	34,792	68,301	124,662
Rent and utilities (Note 14)	50,321	58,356	25,714
Repair and maintenance (Note 14)	9,209	29,450	27,802
Salaries and benefits (Note 14)	248,635	264,951	216,435
Share-based compensation (Notes 12 and 14)	-	385,320	306,915
Transfer agent and regulatory fees (Note 14)	18,302	17,192	25,659
Travel and accommodation (Note 14)	42,507	81,621	67,058
	844,056	1,498,618	1,242,463
Loss before other income/(expenses)	(1,883,365)	(2,383,584)	(7,632,516)

OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 8)	(493,318)	(366,950)	(6,250)
Impairment on shares held in associate (Note 8)	-	(855,632)	-
Gain on distribution (Note 8)	-	-	4,807,443
Plan of arrangement costs (Note 8)	-	-	(289,313)
Foreign currency exchange gain (loss)	4,007	(13,062)	15,134
Gain on sale of properties (Note 9)	-	16,278,410	-
Loss on disposal of property (Note 9)	-	(3,823,118)	-
Gain (loss) on disposal of property and equipment	-	(41,780)	2,886
Gain on sale of marketable securities	81,217	46,065	-
Impairment on available-for-sale investment (Notes 6 and 18)	(5,934,443)	(20,148)	(465,925)
Gain from mineral property option agreements	98,590	101,564	157,088
Investment income	22,141	8,883	61,397
Write off of exploration and evaluation costs (Note 9)	(171,815)	-	-
Write off of receivables (Note 9)	(10,777)	(1,291)	-
Income (loss) before income taxes	(8,287,763)	8,929,357	(3,350,056)
Deferred income tax recovery (Note 13)	-	-	716,754
Net income (loss) for the year	$ (8,287,763)	$ 8,929,357	$ (2,633,302)
Other comprehensive income
Fair value gains on available-for-sale investments (Note 6)	517,005	97,132	631,891
Total comprehensive income (loss)	$ (7,770,758)	$ 9,026,489	$ (2,001,411)
Basic and diluted earnings (loss) per share (Note 3)	$(0.10)	$0.10	$(0.03)
Weighted average number of common shares outstanding	86,675,617	86,675,617	83,231,679

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2010	79,727,539	$ 52,631,209	$ 5,966,627	$ (121,517)	$ (45,078,001)	$ 13,398,318
Loss for the year	-	-	-	-	(2,633,302)	(2,633,302)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	119,700
Options exercised	105,000	37,250	-	-	-	37,250
Warrants exercised	384,316	195,448	-	-	-	195,448
Transfer of other equity reserve on exercise of options	-	33,213	(33,213)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	22,252	(22,252)	-	-	-
Share issuance costs	-	(226,009)	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	631,891	-	631,891
Fair value of distributed assets	-	-	-	-	(6,067,304)	(6,067,304)
Share-based compensation	-	-	306,915	-	-	306,915
Balance, December 31, 2011	86,675,617	56,592,613	6,251,338	510,374	(53,778,607)	9,575,718
Income for the year	-	-	-	-	8,929,357	8,929,357
Available-for-sale investments	-	-	-	97,132	-	97,132
Share-based compensation	-	-	385,320	-	-	385,320
Balance, December 31, 2012	86,675,617	56,592,613	6,636,658	607,506	(44,849,250)	18,987,527
Loss for the year	-	-	-	-	(8,287,763)	(8,287,763)
Available-for-sale investments	-	-	-	517,005	-	517,005
Balance, December 31, 2013	86,675,617	$ 56,592,613	$ 6,636,658	$ 1,124,511	$ (53,137,013)	$ 11,216,769

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

	2013	2012	2011
Cash provided by (used in):
OPERATING ACTIVITIES
Net income (loss) for the year	$ (8,287,763)	$ 8,929,357	$ (2,633,302)
Items not involving cash:
Amortization	47,738	53,839	58,334
Gain from mineral property option agreements	(98,590)	(101,564)	(157,088)
Gain on sale of exploration and evaluation asset (Note 9)	-	(16,278,410)	-
Loss from disposal of exploration and evaluation asset (Note 9)	-	3,823,118	-
Loss (gain) from disposal of property and equipment	-	41,780	(2,886)
Write off of exploration and evaluation assets	171,815	-	-
Write off of receivables	10,777	1,291	-
Investment income	(22,141)	(8,883)	(61,397)
Impairment of available-for-sale investments (Notes 6 and 18)	5,934,443	20,148	465,925
Impairment of shares held in associate	-	855,632	-
Gain on sale of marketable securities	(81,217)	(46,065)	-
Gain on distribution	-	-	(4,807,443)
Share of post-tax losses of associate	493,318	366,950	6,250
Deferred income tax recovery	-	-	(716,754)
Share-based compensation	-	385,320	306,915
	(1,831,620)	(1,957,461)	(7,541,446)
Changes in non-cash working capital items:
Advances and other receivables	(33,920)	295,770	(463,329)
Taxes receivable	37,777	312,494	(266,193)
Prepaid expenses and deposits	(10,903)	155,755	(204,685)
Long-term deposits	-	(3,198)	(46,544)
Due from related parties	83,130	424,942	(365,381)
Accounts payable and accrued liabilities	(152,242)	(520,138)	227,461
	(1,907,778)	(1,291,836)	(8,660,117)
FINANCING ACTIVITIES
Costs of issue of shares	-	-	(73,198)
Proceeds on issuance of common shares	-	-	3,892,698
	-	-	3,819,500
INVESTING ACTIVITIES
Cash distributed on distribution of Rackla Metal shares	-	-	(1,000,000)
Investment in associate (Note 8)	-	(215,254)	-
Expenditures on exploration and evaluation asset acquisition costs	(171,815)	-	(191,919)
Investment income	22,141	8,883	61,397
Proceeds from mineral property option agreements	49,295	50,782	106,206
Proceeds from disposal of mineral property (Note 9)	-	98,750	-
Expenses incurred on sale of mineral property rights (Note 9)	-	(304,746)	-
Proceeds from sale of marketable securities and investments (Note 6)	2,575,812	928,365	1,412
Proceeds from sale of property and equipment	-	4,078	24,477
Purchase of property and equipment (Note 7)	(1,234)	(48,229)	(113,599)
	2,474,199	522,629	(1,112,026)
Foreign exchange on opening cash and cash equivalents	-	-	870
Increase/(decrease) in cash and cash equivalents	566,421	(769,207)	(5,951,773)
Cash and cash equivalents - beginning of year	994,367	1,763,574	7,715,347
Cash and cash equivalents - end of year	$ 1,560,788	$ 994,367	$ 1,763,574

The accompanying notes form an integral part of these consolidated financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America. The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

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

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Nature of Operations

At December 31, 2013, the Company had no revenue producing operations and had accumulated losses of $53,137,013 since inception. However, the Company has sufficient cash resources and a working capital surplus of $10.4 million to meet its obligations for at least the next twelve months from the end of the reporting year. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

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

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

Details of the Company’s principal subsidiaries at December 31, 2013 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company

b)

Investment in Associates

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive income (loss), except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to fund those losses.

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

c)

Foreign Currency Translation

The functional and presentation currency of the Company and its principal subsidiaries is the Canadian dollar. Transactions denominated in a currency other than an entity’s functional currency are translated as follows: unsettled monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the date of the statement of financial position and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

d)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value.

e)

Mineral Exploration and Evaluation Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, at the earlier of the date the counterparty’s performance is complete or the share issuance date.. Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to development properties, capitalized exploration and evaluation assets are assessed for impairment.

Options are exercisable entirely at the discretion of the optionee and amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the statement of financial position and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of operations.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the share issuance date.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will test the asset for impairment based upon a variety of factors, including current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.  Generally, the timing of these accruals would be when the actual environmental disturbance occurs.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

f)

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

For the year ended December 31, 2013

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

For the years ended December 31, 2013, 2012 and 2011, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 4,915,000 (2012: 14,945,001; 2011: 15,945,737) were not included in the computation of earnings/(loss) per share, because their effect was anti-dilutive (2012: were out of the money; 2011: their effect was anti-dilutive).  As such, basic and diluted earnings and losses per share are the same for the periods presented.

h)

Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net loss/income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

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

i)

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds.

Warrants issued by the Company typically accompany an issuance of shares in the Company (a “Unit”), and entitle the warrant holder to exercise the warrants for a stated price and a stated number of common shares in the Company. The fair value of the Unit’s components sold is measured using the residual value approach.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

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

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model or the fair value of the shares granted.

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

k)

Provisions

Rehabilitation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the year in which the obligation is incurred. The nature of the rehabilitation activities may include restoration, reclamation and revegetation of the affected exploration sites.

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

The company has determined that there are no rehabilitation provisions as at December 31, 2013 and 2012.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

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

l)

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

m)

Financial Instruments

Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transactions costs. Gains or losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Company’s loans and receivables comprise advances and other receivables, due from related parties, deposits and cash and cash equivalents in the consolidated statement of financial position.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

m)

Financial Instruments – (cont’d)

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. Any subsequent increased in the fair value of available-for-sale investments are recorded through other comprehensive income. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

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

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise accounts payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position.  Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.

The Company has made the following designations of its financial instruments:

Cash and cash equivalent	Loans and receivables
Investments in publicly-listed companies	Available-for-sale financial assets
Advances and other receivables	Loans and receivables
Amounts due from related parties	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

n)

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2013, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”).

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The only item in accumulated other comprehensive income relates to fair value adjustments on available-for-sale investments. The statement of comprehensive income/loss in these consolidated financial statements has been amended to reflect the presentation requirements under the amended IAS 1.

IFRS 7 Financial Statements: Disclosures

The amendment to IFRS 7 enhances the disclosure required when offsetting financial assets and liabilities. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

o)

Standards, Amendments and Interpretations Not Yet Effective

The following new standards have been issued by the IASB but are not yet effective:

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

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – (cont’d)

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

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period;

c)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

d)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

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

b)

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and options expected life. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options

5.

CASH AND CASH EQUIVALENTS

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value. As of December 31, 2013, available-for-sale investments consisted of 3,883,394 common shares of B2Gold Corp. (“B2Gold”) and 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), both of which are public companies. The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property. The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2013, the Company sold 677,500 shares in B2Gold for proceeds of $2,421,814. Subsequent to December 31, 2013, the Company sold an additional 1,057,000 B2Gold shares B2Gold for proceeds of $3,350,858.  During the year ended December 31, 2013, the Company sold its holding of 34,589 common shares of Fortuna Silver Mines Inc. (“Fortuna”) for proceeds of $153,998.

As at December 31, 2013, the recorded amount for the available-for-sale investments was $8,687,428 (December 31, 2012: $16,550,166).  An unrealized gain, net of tax, of $517,005 was recorded in other comprehensive income/loss during the year ended December 31, 2013 (2012: $97,132; 2011: $631,891, net of tax of $79,000).

During the year ended December 31, 2013, the Company determined that the decline in value of the Focus shares was prolonged and, accordingly, recorded an impairment of $70,518.  Total impairment provisions on Focus shares as at December 31, 2013 is $556,591.  During the year ended December 31, 2013, the Company determined that the decline in value of B2Gold shares was both significant and prolonged and, accordingly, recorded an impairment of $5,863,925.  Total impairment provisions on B2Gold shares as at December 31, 2013 is $5,863,925.

The fair value of quoted securities is based on published market prices.

	B2Gold	Focus	Fortuna	Rackla(1)(2)	Cordoba(3)	Solomon Resources Limited	Portfolio Investments	Total
Balance, December 31, 2010	$ -	$ 523,851	$ 37,346	$ -	$ 300,000	$ 132,000	$ 1,412	$ 994,609
Acquisition of shares	-	-	29,794	-	-	22,500	-	52,294
Transferred on distribution of assets (Note 8)	-	-	-	-	(600,000)	(48,750)	-	(648,750)
Disposition of shares	-	-	-	-	-	-	(1,412)	(1,412)
Impairment adjustment	-	(465,925)	-	-	-	-	-	(465,925)
Net change in fair value recorded in other comprehensive income	-	143,555	14,301	358,785	300,000	(105,750)	-	710,891
Balance, December 31, 2011	-	201,481	81,441	358,785	-	-	-	641,707
Acquisition of shares	16,662,993	-	50,782	-	-	-	-	16,713,775
Disposition of shares	(882,300)	-	-	-	-	-	-	(882,300)
Impairment adjustment	-	(20,148)	-	-	-	-	-	(20,148)
Net change in fair value recorded in other comprehensive income	456,090	-	(36,051)	(322,907)	-	-	-	97,132
Balance, December 31, 2012	16,236,783	181,333	96,172	35,878	-	-	-	16,550,166
Acquisition of shares	-	-	49,295	-	-	-	-	49,295
Disposition of shares	(2,344,150)	-	(150,445)	-	-	-	-	(2,494,595)
Impairment adjustment (Note 6)	(5,863,925)	(70,518)	-	-	-	-	-	(5,934,443)
Net change in fair value recorded in other comprehensive income	437,091	110,814	4,978	(35,878)	-	-	-	517,005
Balance, December 31, 2013	$ 8,465,799	$ 221,629	$ -	$ -	$ -	$ -	$ -	$ 8,687,428

(1)

The Company’s holding of 7,175,700 tradable Rackla Metals Inc. (“Rackla”) warrants expired during the year ended December 31, 2013.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla but they are recorded as an investment in associate (Note 8).

(3)

Cordoba Minerals Corp. (formerly Wesgold Minerals Inc.)

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2011	$51,893	$258,945	$242,851	$52,867	$83,594	$2,480	$692,630
Additions	7,111	26,095	5,234	9,789	-	-	48,229
Disposals	-	(69,402)	-	-	-	-	(69,402)
Balance, December 31, 2012	59,004	215,638	248,085	62,656	83,594	2,480	671,457
Additions	-	-	1,234	-	-	-	1,234
Balance, December 31, 2013	$59,004	$215,638	$249,319	$62,656	$83,594	$2,480	$672,691

Accumulated amortization
Balance, December 31, 2011	$21,647	$189,018	$163,078	$23,017	$43,766	$1,004	$441,530
Charge for year	4,320	9,951	24,463	6,722	7,966	443	53,865
Disposals	-	(23,544)	-	-	-	-	(23,544)
Balance, December 31, 2012	25,967	175,425	187,541	29,739	51,732	1,447	471,851
Charge for year	4,800	10,157	19,163	6,936	6,372	310	47,738
Balance, December 31, 2013	$30,767	$185,582	$206,704	$36,675	$58,104	$1,757	$519,589

Net carrying amounts
At December 31, 2012	$33,037	$40,213	$60,544	$32,917	$31,862	$1,033	$199,606
At December 31, 2013	$28,237	$30,056	$42,615	$25,981	$25,490	$723	$153,102

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE

Spin-out transaction

Rackla was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.  As part of the Arrangement, a 100% interest in the Company’s Yukon properties were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited (“Solomon”) and 600,000 common shares of Cordoba.

The Arrangement resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for assets distributed to Rackla. Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements. The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 are as follows:

December 8, 2011
Cash and cash equivalents	$1,000,000
Available-for-sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$6,176,467

The fair market value of Evaluation and Exploration  cost and expenditures was comprised of $850,000 in acquisition costs one would need to pay on the Evaluation and Exploration asset to maintain its rights if owned and a multiple of 0.5 times of the $7.3 million in exploration costs incurred to date on the properties, or $3,677,717.

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized during the year ended December 31, 2011 on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

December 8, 2011
Fair value of common shares on distribution	$7,574,201
Net assets distributed to Rackla	(6,176,467)
Gain on distribution of assets to Rackla	1,397,734
Plus: recovered expended exploration expenditures	3,409,709
Gain on distribution of assets to Rackla	$4,807,443

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE – (cont’d)

On the date the Arrangement was completed, the Company relinquished control of Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. In 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of December 31, 2013. Given the decline in the underlying quoted market price of the shares held in Rackla, an impairment charge of $855,632 was recorded in 2012.

The following table shows the continuity of the Company’s interest in Rackla for the period from December 8, 2011 to December 31, 2013:

Initial fair value of investment in associate on December 8, 2011	$1,506,897
Less: share of losses in associate	(6,250)
Balance, December 31, 2011	1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013	$1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The cumulative unrecognized share of losses for the associate is $361,182.

The financial statement balances of Rackla are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Total assets	$ 1,221,037	$ 5,691,377	$ 6,136,475
Total liabilities	36,543	133,734	60,726
Net loss	4,373,259	1,856,402	31,396

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	Nicaragua	Mexico	Total
Balance, December 31, 2011	$4,020,864	$82,482	$-	$4,103,346
Disposal of mineral properties	(3,489,495)	(82,482)	-	(3,571,977)
Balance, December 31, 2012	531,369	-	-	531,369
Acquisition costs - cash	-	-	171,815	171,815
Write-off of acquisition costs	-	-	(171,815)	(171,815)
Balance, December 31, 2013	$531,369	$-	$-	$531,369

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

d)

US$50,000 cash and US$50,000 cash equivalent in shares by the third year anniversary (received);

e)

incurring US$2 million on exploration of the Property within 12 months of receipt of a drill permit, such work to include at 1,500 metres of drilling; and

f)

US$100,000 cash and US$100,000 cash equivalent in shares within 90 days of completion of the 1,500 metres of drilling.

The Company and Fortuna have two common directors.

ii)

Santa Brigida Property

In February 2013, the Company was granted by a private exploration company (the “Optionor”) the option to acquire a 100% interest in the Santa Brigida property which consists of eight contiguous concessions covering 10,802 hectares located approximately 80 km ENE of the City of Guanajuato in Mexico.  In order to exercise the option, the Company had to complete the following:

a)

Pay US$160,000 to the Optionor to cover outstanding underlying property payments (paid);

b)

Complete a 3,000 metre drill program (“Drill Program”) on the property within 12 months of the issuance of a drill permit; and

c)

Within 90 days of completing the Drill Program, pay US$700,000 to the Optionor.

During the year ended December 31, 2013, a total of $171,815 in acquisition costs had been recorded for the Santa Brigida property.  During the year ended December 31, 2013, management decided to terminate the Company’s option on the property and as a result, wrote-off the acquisition costs of $171,815.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Guatemala

i)

Southeast Guatemala Ag-Au Epithermal Fields (formerly called Banderas)

The Company’s 100% owned land holdings in southeast Guatemala as at December 31, 2013 consist of 34 concessions (three exploitation applications, 30 exploration applications, and one reconnaissance application) filed with the Guatemala Ministry of Energy and Mines covering a total of 230,489 hectares.  The three exploitation applications were filed in order to convert one previously granted exploration licence to exploitation; until the exploitation licences are granted, the granted exploration licence remains in place.

ii)

Sale of Tambor Project

In June 2008, the Company granted to Kappes, Cassiday & Associates (“KCA”) the option to earn a 51% interest in the Tambor gold project.

In August 2012, the Company sold its interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor project, to KCA, giving KCA a 100% interest in the project.  As consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing and approximately US$300,000 to be paid once KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.

A loss on the disposal of the property totaling $3,823,118, net of costs, has been charged to the consolidated statement of comprehensive income/loss for the year ended December 31, 2012 as follows:

Proceeds of disposition	$98,750
Less:
Carrying value of mineral property	(3,489,495)
Transaction costs	(2,645)
Write-off of amount receivable	(429,728)
Net loss on disposal of mineral property	$(3,823,118)

Due to the uncertainty of receiving future production payments from KCA, the Company wrote-off a receivable balance of $5,890 (2012: $429,728; 2011: $Nil) and has not recognized a contingent gain on potential royalty payments.  Future payments from KCA, whether as a royalty or repayment of the outstanding receivable balance, will be recorded as revenue at such time they are virtually certain to be received, which was the position as at December 31, 2013. As of December 31, 2013, future payments from KCA remain uncertain.

iii)

Geothermal Permits

In 2010, the Company submitted applications for provisional use permits for a number of geothermal systems in Guatemala. As of December 31, 2013 all applications have expired.

iv)

Regional Exploration

During 2013, 2012 and 2011, the Company conducted property investigation work on other prospective properties.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Nicaragua

i)

Sale to B2Gold

Based on a previous option agreement with the Company, B2Gold earned in 2012 a 60% interest in the Company’s Trebol and Pavon gold properties in Nicaragua by expending a total of US$4 million on exploration, resulting in B2Gold and the Company holding 60% and 40%, respectively, of the rights and obligations to a joint venture.  On April 5, 2012 the Company and B2Gold entered into a binding letter agreement pursuant to which B2Gold agreed, among other things, to acquire a 100% interest in the Trebol and Pavon properties. On August 10, 2012 the sale was completed with the Company receiving consideration of 4,815,894 common shares of B2Gold, with a fair value of $16,662,993 at the time of issuance.  In addition, B2Gold has agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves outlined at the Trebol property in excess of 500,000 ounces (on a 100% basis).

In connection with the sale, B2Gold and the Company terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in respect of the Trebol, Pavon and San Jose exploration properties.

During the year ended December 31, 2012, the Company recorded a gain on the sale to B2Gold of $16,278,410, net of costs, as follows:

Proceeds of disposition	$16,662,993
Less:
Carrying value of mineral property	(82,482)
Transaction costs	(302,101)
Net gain on disposal of mineral property	$16,278,410

ii)

Joint Venture Properties

As of the completion of the property sale described above, B2Gold and the Company entered into a joint venture agreement with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua to jointly explore the properties with B2Gold and the Company owning 60% and 40%, respectively, of the rights and obligations of each joint venture.  As of December 31, 2013, there have been no expenditures accrued or paid by the Company relating to this joint venture.

Canada (Properties distributed to Rackla- Note 8)

Pursuant to the Arrangement, on December 8, 2011, the Company assigned to Rackla all of its rights and obligations relating to its previously held Yukon and Alaska properties. During the year ended December 31, 2012, total exploration and evaluation asset acquisition costs were reduced by $1,118,008 and were recorded as a distribution to Rackla.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

10.

COMMITMENT

The Company has entered into operating lease agreements for its office premises. The Company also rents space to other companies related by common directors and officers on a month to month basis, the amounts of which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments.  The annual commitments under the leases are as follows:

2014	$298,506
2015	300,998
2016	225,690
2017	190,608
2018	190,608
2019	190,608
$1,397,018

For the year ended December 31, 2013, the Company received a total of $247,294 (2012: $235,454; 2011: $184,675) from those companies it rents space to.

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Fiscal 2013 and 2012

There was no share capital activity during the years ended December 31, 2013 and 2012.

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

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES – (cont’d)

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2011 to December 31, 2013:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2010	7,689,696	$0.51
Expired	(500,766)	$0.55
Issued	3,436,123	$0.75
Exercised (1)	(384,316)	$0.51
Balance, December 31, 2011	10,240,737	$0.59
Expired	(905,736)	$0.49
Balance, December 31, 2012	9,335,001	$0.43
Expired	(9,335,001)	$0.43
Balance, December 31, 2013	-	-

(1) The average share price was $0.72 at the time the warrants were exercised.

As at December 31, 2013, no share purchase warrants were outstanding.

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise. The value of stock option and share purchase warrants that are forfeited or expire unexercised is not removed from other equity reserve.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income comprises of available-for-sale reserve. This reserve is used to recognize fair value changes on available-for-sale investments.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

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

The following is a summary of changes in options for the year ended December 31, 2013:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	(575,000)	-	-
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	-	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,255,000	-	-	(120,000)	2,135,000	2,135,000
			5,610,000	-	-	(695,000)	4,915,000	4,915,000
Weighted average exercise price			$0.34	-	-	$0.25	$0.35	$0.35

The following is a summary of changes in options for the year ended December 31, 2012:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Apr 17, 2007	Apr 16, 2012	$0.52	565,000	-	-	(565,000)	-	-
Sep 06, 2007	Sep 05, 2012	$0.56	850,000	-	-	(850,000)	-	-
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	-	575,000	575,000
Jan 08, 2010	Jan 07, 2020	$0.29	1,595,000	-	-	(25,000)	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,570,000	-	-	(750,000)	820,000	820,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	(75,000)	-	-
Jul 04, 2011	Jul 03, 2021	$0.60	55,000	-	-	(55,000)	-	-
Jul 27, 2011	Jul 26, 2021	$0.81	320,000	-	-	(30,000)	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	-	2,255,000	-	-	2,255,000	2,255,000
			5,705,000	2,255,000	-	(2,350,000)	5,610,000	5,610,000
Weighted average exercise price			$0.50	$0.20	-	$0.60	$0.34	$0.34

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

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

There were no options exercised during the years ended December 31, 2013 and 2012. The average share price at the time the options were exercised during the year ended December 31, 2011 was $0.80.

b)

Fair Value of Options Issued During the Year

There were no options granted during the year ended December 31, 2013. The weighted average fair value at grant date of options granted during the years ended December 31, 2012 and 2011was $0.17 per option and $0.67 per option respectively.

The weighted average remaining contractual life of the options outstanding at December 31, 2013 is 7.51 years.

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

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

b)

Fair Value of Options Issued During the Year – (cont’d)

The model inputs for options granted during the years ended December 31, 2012 and 2011 included:

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

c)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year as part of share-based compensation expense were $Nil (2012: $385,320; 2011: $306,915).

As of December 31, 2013, 2012, and 2011 there was no amount of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions that were capitalized during the year as part of exploration and evaluation asset acquisition costs were $Nil (2012: $Nil; 2011: $119,700).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

13.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Income (loss) before income taxes	$ (8,287,763)	$ 8,929,357	$ (3,350,056)
Tax charge/(recovery) based on the statutory rate of 25.75% (2012: 25%; 2011: 26.5%)	(2,134,000)	2,232,000	(888,000)
Non-deductible expenses	277,000	190,000	(1,095,000)
Different tax rates in other jurisdictions	91,000	(3,172,000)	298,000
Non-taxable portion of capital gains	892,000	150,000	(555,000)
Reduction in statutory rate	(82,000)	-	-
Flow-through shares renunciation	-	-	449,000
Spin out impact	-	-	1,250,000
Initial recognition exemption and other	8,000	197,000	(67,000)
Changes in unrecognized deferred tax assets	948,000	403,000	(108,000)
Total income tax expense / (recovery)	$ -	$ -	$ (716,000)

Effective April 1, 2013, the Canadian Federal corporate tax rate remained at 15% and the British Columbia provincial tax rate increased from 10% to 11%.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2013 taxation year for the Cayman Islands, 30.0% for Mexico, 5.0% for Guatemala and 30.0% for Nicaragua.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	December 31, 2013	December 31, 2012
Loss carry forwards	$ 1,066,000	$ 907,000
Property and equipment	119,000	105,000
Mineral properties	604,000	571,000
Available-for-sale investments	705,000	-
Other deductible temporary differences	167,000	130,000
Unrecognized tax assets	(2,661,000)	(1,713,000)
	$ -	$ -

As at December 31, 2013, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2026	$ 108,000
2027	$ 1,009,000
2028	$ 653,000
2030	$ 832,000
2032	$ 1,091,000
2033	$ 432,000
Total	$ 4,125,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended December 31, 2013 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Medgold Resources Corp. (“Medgold”) (formerly Emerick Resources Corp.)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements (Note 8 and 9), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the years ended December 31, 2013, 2012, and 2011:

	2013	2012	2011
Expenses:
Consulting	$ -	$ -	$ 10,000
Salaries and benefits	15,969	34,488	23,014
Mineral property costs:
Salaries and benefits	42,354	76,979	62,650
	$ 58,323	$ 111,467	$ 95,664

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the years ended December 31, 2013 and 2012, the Company reimbursed Gold Group the following:

	2013	2012
General and administrative expenses:
Communications	$ 8,552	$ 5,690
Consulting fees	3,000	-
Office and miscellaneous	37,753	12,987
Property investigations	31,260	-
Public relations	3,963	4,048
Repair and maintenance	-	11,151
Salaries and benefits	246,469	10,707
Transfer agent and regulatory fees	3,110	-
Travel and accommodation	17,304	18,949
	$ 351,411	$ 63,532
Exploration expenditures	$ 59,333	$ -

There were no transactions with Gold Group for the year ended December 31, 2011.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS – (cont’d)

Long-term deposits include an amount of $60,000 (December 31, 2012: Prepaid expenses and deposits: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Due from related parties of $33,817 (December 31, 2012: $116,947) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts are unsecured, non-interest bearing and are due on demand.

Accounts payable and accrued liabilities include $31,369 payable to Gold Group for shared administrative costs (December 31, 2012: $85,380) and $7,500 to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees (December 31, 2012: $Nil).

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2013	2012	2011
Management fees	$ 79,500	$ 141,000	$ 60,000
Salaries, benefits and fees	119,743	105,429	71,141
Share-based payments	-	92,271	-
	$ 199,243	$ 338,700	$ 131,141

Total share-based payments to directors not specified as key management personnel during the year ended December 31, 2013 was $Nil (2012: $81,165; 2011: $105,128).

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

Year ended December 31, 2013	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Exploration expenditures	$ -	$ 478,760	$ 30,081	$ 530,468	$ -	$ 1,039,309
Exploration and evaluation assets written off	-	-	-	171,815	-	171,815
Investment income	22,141	-	-	-	-	22,141
Amortization	34,298	12,758	682	-	-	47,738
Loss before income taxes	(6,901,127)	(641,786)	(35,519)	(681,204)	(28,127)	(8,287,763)
Capital expenditures*	-	1,234	-	171,815	-	173,049

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION – (cont’d)

Year ended December 31, 2012	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ -	$ 794,388	$ 17,406	$ 73,172	$ 884,966
Interest income	8,883	-	-	-	8,883
Amortization	41,125	10,964	1,776	-	53,865
Profit/(loss) before income taxes	(2,779,050)	(4,442,082)	(450,324)	16,600,813	8,929,357
Capital expenditures*	19,670	28,559	-	-	48,229

Year ended December 31, 2011	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 4,954,479	$ 1,387,041	$ 29,899	$ 18,634	$ 6,390,053
Exploration and evaluation assets Distributed (Note 8)	1,118,008	-	-	-	1,118,008
Interest income	61,397	-	-	-	61,397
Amortization	44,119	5,304	6,803	2,108	58,334
Loss before income taxes	(1,491,668)	(1,423,545)	(33,034)	(401,809)	(3,350,056)
Capital expenditures*	471,788	29,748	-	-	501,536

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at December 31, 2013	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Total current assets	$10,116,791	$ 53,207	$ 9,968	$ 32,223	$ 288,544	$ 10,500,733
Total non-current assets	248,029	566,034	5,032	-	-	819,095
Total assets	$10,364,820	$ 619,241	$ 15,000	$ 32,223	$ 288,544	$ 11,319,828
Total liabilities	$ 93,762	$ 1,529	$ 2,178	$ 5,586	$ 4	$ 103,059

As at December 31, 2012	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Total current assets	$17,505,772	$ 82,082	$ 9,441	$ -	$ 347,616	$ 17,944,911
Total non-current assets	713,276	578,152	6,489	-	-	1,297,917
Total assets	$18,219,048	$ 660,234	$ 15,930	$ -	$ 347,616	$ 19,242,828
Total liabilities	$ 223,111	$ 20,272	$ 660	$ -	$ 11,258	$ 255,301

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2013, cash totalling $68,059 (December 31, 2012: $191,445) was held in US dollars, $694 (December 31, 2012: $741) in Nicaragua Cordoba, $4,213 (December 31, 2012: $4,706) in Guatemala Quetzal, $690 (December 31, 2012: $5,476) in Mexican Pesos and $709 (December 31, 2012: $715) in Peruvian Sols. Based on the above net exposures at December 31, 2013, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $7,400 increase or decrease in the Company’s after tax net earnings.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold and Focus are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in an $869,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

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

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At December 31, 2013, the Company had working capital of $10.4 million (December 31, 2012: $17.7 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

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

The available-for-sale investments for B2Gold and Focus are based on quoted prices and are therefore considered to be Level 1.

There were no transfers between Levels in the year.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the year ended December 31, 2013. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

18.

CHANGE IN PRESENTATION

The Company has reclassified certain prior period expenses to conform to the current year presentation of expenses.

19.

EVENTS AFTER THE REPORTING DATE

Subsequent to December 31, 2013, the following events which have not been disclosed elsewhere in these consolidated financial statements have occurred:

•

The Company entered into a strategic alliance agreement with Medgold whereby the Company will have the right to option one of Medgold’s properties in Portugal. As well, the Company agreed to participate in a private placement in Medgold that closed subsequent to the year end in the amount of $500,000. For a period of eighteen months, the Company may select one of the Medgold’s Portuguese properties in which the Company will be granted the option to earn a 51% interest by spending $3,000,000 on exploration and development of that property.  Upon exercise of the option, a joint venture will be formed between Medgold and the Company to further develop the property.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2014

By  /s/ Simon Ridgway

Simon Ridgway,

Chief Executive Officer

