Form 20-F
period 2014-12-31
RADIUS GOLD INC.
filed 2015-05-15
CIK 1113260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Commission File Number:

001-32556

RADIUS GOLD INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

Simon Ridgway, President and CEO

Tel:  604-801-5432, Fax:  604-662-8829

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.   86,675,617 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes __☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes  ☐   No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes    ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐  Accelerated filer  ☐ Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐  No  ☒  N/A ☐

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

- ii -

Grade

The concentration of an ore metal in a rock sample, given either as weight percent for base metals (e.g. Cu, Zn, Pb) or in grams per tonne or ounces per short ton  for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Hectare	An area totaling 10,000 square metres.

Hydrothermal	Pertaining to hot fluids, dominantly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

ICP	A type of assay technique.

Mesothermal	A hydrothermal ore deposit –typically a vein system- formed at intermediate temperatures (200-300ºC) and pressures/depths.

Mineralization	Minerals of value occurring in rocks.

Ore	A natural aggregate of one or more minerals which, at a specified time and place may be mined, processed and sold at a profit, or from which some part may profitably be separated.

Ounce	Troy ounce, equal to approximately 31.103 grams.

Outcrop	An exposure of rock at the earth’s surface.

Pb	The elemental symbol for lead.

Quartz	A common rock-forming mineral (SiO2) that is frequently a dominant constituent of veins, especially those containing gold and silver mineralization.

Strike	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

Tertiary	The geological period extending from the end of the Cretaceous (65 million years ago) to approximately 2 million years before the present time.

Tonne	A metric tonne, 1000 kilograms or 2,204.6 pounds.

Vein, Veinlet (small)	A tabular mineral deposit formed within or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.

Zn	The elemental symbol for zinc.

- iii -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent expectations or beliefs of Radius Gold Inc. (the “Company”) about future events. These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3.D of this Annual Report under the heading, “Risk Factors”, and elsewhere in this Annual Report.  Some of these risks and assumptions include:

•

The Company has no operating history as an investment issuer;

•

The Company may not be able to compete with other investment companies;

•

The value of the Company and the Common Shares will fluctuate with changes in the market value of the Company’s investments;

•

The Company’s due diligence process may not reveal all relevant facts in connection with an investment;

•

The Company may be unable to dispose of illiquid securities;

•

The Company has no revenue-generating operations and will require future financings to place its properties into commercial production;

•

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations;

•

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as the anti-bribery laws of the nations in which the Company conducts business, could subject it to penalties and other adverse consequences;

•

The Company may be subject to changing political and regulatory environments, which could adversely affect its business, results of operations and financial condition;

•

The Company is subject to currency exchange rate risk;

•

The Company may be adversely affected by commodity prices;

•

The Company’s financial position and its ability to finance obtain future financings may be adversely affected by fluctuations in securities markets;

•

Additional equity financings may dilute the ownership interests of existing shareholders;

•

If the Company is unable to retain key members of management, the Company’s business might be harmed;

•

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies;

•

The Company believes that it may be a "passive foreign investment company" for the current taxable year which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors; and

•

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws;

•

The Company cannot provide assurance that it currently holds or will acquire commercially mineable mineral rights;

•

The Company holds no mineral properties in production or under development and even if the development of any of its properties is found to be economically feasible, the Company will be subject to all of the risks associated with establishing new mining operations;

- iv -

•

Exploration programs and mining are inherently risky and subject to conditions or events beyond the Company’s control;

•

The Company requires further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that the Company has obtained, could adversely affect its business;

•

The Company may face equipment shortages, access restrictions and lack of infrastructure;

•

Mining operations and exploration activities are subject to various federal, state and local laws and regulations;

•

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations;

•

Land reclamation requirements for the Company's exploration properties may be burdensome;

•

Title to mineral properties is not guaranteed and could result in future claims against the Company;

•

The Company’s interactions with local communities may adversely affect its ability to conduct exploration or development activities on its properties; and

•

The Company may not be able to compete with other exploration companies.

The Company’s forward-looking statements contained in this Annual Report are made as of the respective dates set forth in this Annual Report.  Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made.  The Company does not intend to update these forward-looking statements except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements. You should carefully review the cautionary statements and risk factors contained in this Annual Report.

- v -

PART I

Item 1 -  Identity of Directors, Senior Management and Advisers.

A.

Directors and Senior Management.

Not applicable.

B.

Advisers.

Not applicable.

C.

Auditors.

Not applicable.

Item 2  -  Offer Statistics and Expected Timetable.

Not applicable.

Item 3  -  Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.  The Company’s consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013and 2012 (the “Financial Statements”) have been audited by BDO Canada LLP (“BDO”), Chartered Accountants, and are reported in Canadian dollars.

The selected consolidated financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Financial Statements and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on December 31 of each year.

	(in $000’s, except per share data)
	12/31/14	12/31/13	12/31/12	12/31/11	12/31/10
Working Capital	7,629	10,398	17,690	3,650	8,245
Exploration and Evaluation Assets (Mineral Properties)	563	531	531	4,103	4,910
Long Term Debt	-	-	-	-	-
Shareholders’ Equity and Capital Stock	8,923	11,217	18,988	9,576	13,398
Total Assets	9,045	11,320	19,243	10,351	14,584

Revenue	-	-	-	-	-
Net Income (Loss)	(1,370)	(8,288)	8,929	(2,633)	(4,578)
Income (Loss) Per Share	(0.02)	(0.10)	0.10	(0.03)	(0.07)
Comprehensive Income (Loss)	(2,293)	(7,771)	9,026	(2,001)	(4,952)
Dividends Per Share	-	-	-	-	-
Weighted Average Number of Shares	86,676	86,676	86,676	83,232	61,530

Exchange Rate Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; and references to “US$” refer to United States dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on May 8, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = CDN$1.2086.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended April 30, 2015	1.2610	1.1955
Month ended March 31, 2015	1.2803	1.2439
Month ended February 28, 2015	1.2635	1.2401
Month ended January 31, 2015	1.2716	1.1725
Month ended December 31, 2014	1.1644	1.1343
Month ended November 30, 2014	1.1426	1.1236

Average
Fiscal year ended December 31, 2014	1.1083
Fiscal year ended December 31, 2013	1.0300
Fiscal year ended December 31, 2012	0.9994
Fiscal year ended December 31, 2011	0.9858
Fiscal year ended December 31, 2010	1.0298

The exchange rates set forth above are as set forth in the H.10 statistical release of the Federal Reserve Board.

B.

Capitalization and Indebtedness.

Not applicable.

C.

Reasons for the Offer and Use of Proceeds.

Not applicable.

D.

Risk Factors.

An investment in the Common Shares is highly speculative and involves a high degree of risk due to the nature of the Company’s business, the present early stage of the exploration of its mineral properties, and the Company’s recent business change, as described herein.  The following risk factors, as well as risks not currently known to the Company, could materially and adversely affect the Company’s future business, operations, financial condition and prospects, which could cause purchasers of Common Shares to lose part or all of their investment.  Before deciding to invest in any Common Shares, investors should carefully consider the risk factors described below.

Risks Related to the Investment Business and the Common Shares

The Company has no operating history as an investment issuer

 The Company does not have any record of operating as an investment issuer.  As result of the completion of the Change of Business (as described herein), the Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Company will not achieve its financial objectives as estimated by the management.  Furthermore, past successes of the management or the board of directors (the “Board”) in other ventures do not guarantee future success.

The Company may not be able to compete with other investment companies

The Company will face competition from other capital providers, all of which compete with it for investment opportunities. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company.  The Company may be required to invest otherwise than in accordance with its Investment Policy (as described herein) and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its Investment Policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

The value of the Company and the Common Shares will fluctuate with changes in the market value of the Company’s investments

The net asset value of the Company and market value of the Common Shares will fluctuate with changes in the market value of the Company’s investments.  Such changes in value may occur as the result of various factors, including general economic and market conditions, the performance of corporations whose securities are part of the Company’s investment portfolio and changes in interest rates which may affect the value of interest-bearing securities owned by the Company.  There can be no assurance that shareholders will realize any gains from their investment in the Company and may lose their entire investment.

The Company’s due diligence process may not reveal all relevant facts in connection with an investment

The due diligence process undertaken by the Company in connection with investments that it makes or wishes to make may not reveal all relevant facts in connection with an investment.  Before making investments, the Company will conduct due diligence investigations that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment.  When conducting due diligence investigations, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues.  Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment.  Nevertheless, when conducting due diligence investigations and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third party investigations.  The due diligence investigations that are carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity.  Moreover, such an investigation will not necessarily result in the investment being successful.

The Company may be unable to dispose of illiquid securities

There is a possibility that the Company will be unable to dispose of illiquid securities held in its portfolio and if the Company is unable to dispose of some or all of its investments at the appropriate time, a return on such investment may not be realized.

The Company has no revenue-generating operations and will require future financings to place its properties into commercial production

The Company currently does not have any revenue-generating operations and has accumulated losses of $54,506,920 from inception to December 31, 2014.  There is no guarantee that the Company will succeed in placing any of its properties into production in the near future, if at all, and the Company expects continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis.  The Company may periodically have to raise additional financing, either through equity or debt, in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its investments or property interests on a profitable basis.

Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.  The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations.

All companies are subject to legal claims, with and without merit.  The Company’s current and future operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.  The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify.  Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees.  There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company’s financial position and results of operations.

Failure to comply with the FCPA, as well as the anti-bribery laws of the nations in which the Company conducts business, could subject it to penalties and other adverse consequences.

The Company’s business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.  Since all of the Company’s presently held interests are located in Peru, there is a risk of potential FCPA violations.  In addition, the Company is subject to the anti-bribery laws of Peru and of any other nations in which it conducts business in the future.  The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA or other anti-bribery laws for which the Company may be held responsible.  If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

The Company may be subject to changing political and regulatory environments, which could adversely affect its business, results of operations and financial condition.

The Company is currently operating in countries that have relatively stable political and regulatory environments.  However, changing political aspects may affect the regulatory environments in which the Company operates and no assurances can be given that the Company’s plans and operations will not be adversely affected by future developments.  The Company’s property interests and proposed exploration activities in emerging nations are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations.  The occurrence of any such events, or changes to the laws and regulations governing such events, could have an adverse effect on the Company’s ability to explore or develop any of its properties and thus, its business, results of operations and financial condition.

The Company is subject to currency exchange rate risk.

The Company’s equity financings are sourced in Canadian dollars but the majority of its expenditures are incurred in Peruvian Soles and U.S. dollars.  At this time the Company does not hedge against exchange rate fluctuations. Therefore, a weakening of the Canadian dollar against the Peruvian Sole or U.S. dollar could have an adverse impact on the Company’s financial condition and thus, on the amount of exploration conducted.

The Company may be adversely affected by commodity prices.

Even if the exploration programs of the Company, or of companies in which the Company has invested, are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered.  Commodity prices have historically fluctuated widely over short periods of time and are affected by numerous factors beyond the Company’s control, including domestic and international economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors on the exploration and development of the Company’s properties and the ability of the Company to enter into contracts and raise additional funds through debt or equity financings cannot accurately be predicted.

Generally, however, significant or continued reductions or volatility in commodity prices may adversely affect the economic attractiveness of the Company’s investments or projects, the Company’s ability to obtain financing and invest in or develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues, profits or losses.

The Company’s financial position and its ability to obtain future financings may be adversely affected by fluctuations in securities markets.

The Company currently has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects.  Further exploration and development of one or more of the Company’s projects will be dependent upon the Company’s ability to obtain financing through equity or debt or other means.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future.  If such fluctuations do occur, they may negatively impact the Company’s ability to raise additional funds through equity or debt.

Additional equity financings may dilute the ownership interests of existing shareholders.

The Company may require additional financings to continue its investment and exploration activities.  If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders of the Company and reduce the value of their investment.  Such dilution may discourage ownership of the Company’s Common Shares or hinder the Company’s ability to raise additional funds through equity in the future.

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including Simon Ridgway, President and Chief Executive Officer, and Kevin Bales, Chief Financial Officer.  Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all.  The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with several other natural resource companies that acquire interests in mineral properties.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the Board, any director in a conflict must disclose his interest and abstain from voting of such matter.  Such associations may give rise to conflicts of interest from time to time.  As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

The Company believes that it may be a "passive foreign investment company" for the current taxable year which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it may have been classified as a passive foreign investment company (“PFIC”) for the taxable year ending December 31, 2014, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined under “Taxation—U.S. Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election, which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

U.S. Holders are urged to consult their own tax advisers as to whether the Company may be treated as a PFIC and the tax consequences thereof.

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws.

The Company is incorporated under the laws of the Province of British Columbia, Canada.  Most of its directors and officers reside in Canada.  Because all or a substantial portion of the assets of the Company and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws.  There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Risks Related to Mineral Exploration and Development

The Company cannot provide assurance that it currently holds or will acquire commercially mineable mineral rights.

All of the Company’s properties currently are at the exploration stage.  Exploration and development of mineral properties involves significant financial risks.  Most exploration projects do not result in the discovery of commercially mineable deposits, and no assurance can be given that any anticipated level of recovery of mineral reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) reserve body which can be legally and economically exploited.  The Company may never discover reserves in commercially exploitable quantities at its properties at all.

Major expenses will be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting using such processes.  The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental management and protection; and gold prices, which are highly volatile.  Development projects are also subject to the successful completion of preliminary economic assessments, prefeasibility and feasibility studies, issuance of necessary governmental permits and availability of adequate financing.  It will take several years from the initial phases of exploration until production is possible, if at all.  During this time, the economic feasibility of production may change. Estimates of mineral reserves, mineral resources, mineral deposits and production costs are merely estimates that may be incorrect when made and can be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations, work interruptions and fluctuations in commodity prices.

If current exploration programs do not result in the discovery of mineral reserves, the Company may need to write-off part or all of its investment in existing exploration stage properties.  Any such write-offs will adversely affect the Company’s business, financial condition and results of operations.

The Company holds no mineral properties in production or under development and even if the development of any of its properties is found to be economically feasible, the Company will be subject to all of the risks associated with establishing new mining operations.

The Company does not currently have mineral properties under development.  Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  The development of the Company’s properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure.

Even if the future development of any of the Company’s properties is found to be economically feasible, and the development of which is approved by the Board, such development will require the construction and operation of mines, processing plants and related infrastructure.  As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

●	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;
●	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
●	the availability and cost of appropriate smelting and refining arrangements;
●	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
●	the availability of funds to finance construction and development activities;
●	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of developing the Company’s projects may be greater than anticipated because of inadequate road access, inadequate water and power supply and other support infrastructure issues.  Cost estimates may increase as more detailed engineering work is completed on a project.  It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up.  Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Exploration programs and mining are inherently risky and subject to conditions or events beyond the Company’s control.

Management of the Company has experience in the exploration and development of mineral properties.  The Company has also previously relied on, and may continue to rely on, consultants and others for its exploration and operating expertise.  Even with such expertise, the exploration, development and operation of a mine or mine property are inherently dangerous and involve many risks that experience, knowledge and careful evaluation may not be able to overcome, including:

●	unusual or unexpected geological formations;
●	metallurgical and other processing problems;
●	metal losses;
●	environmental hazards;
●	power outages;
●	labour disruptions;
●	industrial accidents;
●	periodic interruptions due to inclement or hazardous weather conditions;
●	flooding, explosions, fire, rockbursts, cave-ins and landslides;
●	mechanical equipment and facility performance problems;
●	avalanches; and
●	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company’s employees, environmental damage, delays in exploration or mining, increased exploration and production costs, asset write downs, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company requires further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that the Company has obtained, could adversely affect its business.

The Company’s current and anticipated future operations, including further exploration, development and commencement of production on its mineral properties, require permits from various governmental authorities.  Obtaining or renewing governmental permits is a complex and time-consuming process.  Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents may evolve rapidly.  The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control.  Shortages of personnel in various levels of government could result in delays or inefficiencies.  Backlog within permitting agencies affected by the number of other large-scale projects currently in a more advanced stage of development could slow down the review process and adversely affect the permitting timeline of the Company's projects.  Negative public and stakeholder opinion is another factor that could affect the permitting timeline.  As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage.  In addition, the Company’s future development plans may require it to obtain the necessary surface rights from the owners of such rights in order to complete the development of its projects.

The Company cannot provide assurance that all rights and permits that it requires for its operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all.  Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has obtained, would adversely affect its business.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted.  A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities.  Certain equipment may not be immediately available, or may require long lead time orders.  A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure.  Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labor and other infrastructure are important determinants that affect capital and operating costs.  The availability of such infrastructure is subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company’s control.  The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining.  No assurances can be provided that the Company will be able to secure these rights on favorable terms, or at all.  Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

Mining operations and exploration activities are subject to various federal, state and local laws and regulations.

The mineral projects in which the Company has an interest are located in Peru. The Company’s operations and exploration activities in this jurisdiction are subject to extensive federal, state, and local laws and regulations governing various matters, including:

•

environmental protection;

•

expropriations of property;

•

restrictions on production;

•

exploration and development of mines, production and post-closure reclamation;

•

management and use of toxic substances and explosives;

•

management of tailings and other wastes;

•

mine constructions;

•

management of natural resources and land;

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

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities.  There can be no assurance that future changes to environmental legislation will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally.  These hazards, as well as any pollution caused by the Company’s mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. Such laws are continually changing and, in general, are becoming more onerous.  Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Land reclamation requirements for the Company's exploration properties may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.  Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish predisturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs.  The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required.  Therefore, the amount that the Company is required to spend may be materially higher than its estimates.  Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on the Company's financial performance, financial condition and results of operations.

Title to mineral properties is not guaranteed and could result in future claims against the Company.

The Company cannot provide assurance that title to its properties will not be challenged.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or native land claims.  The Company may not have, or may not be able to obtain, all necessary surface rights to develop a mineral property.  Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained a secure claim to individual mining properties may be severely constrained.  The Company’s practice of obtaining industry standard title reports with respect to its properties should not be construed as a guarantee of title.  A successful claim contesting the Company’s title to a property could cause it to lose its rights to explore and, if warranted, develop that property or undertake or continue production thereon.  This could also result in a lack of compensation for the Company's prior expenditures relating to such property.

The Company’s interactions with local communities may adversely affect its ability to conduct exploration or development activities on its properties.

The activities of the Company may be subject to negotiations with the local communities on or nearby its mineral properties for access to facilitate the completion of geological studies and exploration work programs.  The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such certain groups or individuals within the community.

The Company may not be able to compete with other exploration companies.

The mineral exploration and mining industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater capitalization, financial resources, operational experience and technical facilities than itself or which are further advanced in their development, significantly larger or in possession of greater mineral reserves, for the acquisition of direct or indirect interests in mineral claims, leases and other interests as well as for the recruitment and retention of qualified employees.  The Company’s competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company can.  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties.  Competition could adversely affect the Company’s ability to acquire suitable new properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties, or to hire qualified personnel.  The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on its business, results of operations or financial condition.

Item 4  -  Information on the Company.

A.

History and Development of the Company.

The Company was incorporated under the name “Radius Explorations Ltd.” pursuant to the Company Act (British Columbia) (“BCBCA”) on September 9, 1997.  On July 1, 2004, the Company and PilaGold Inc. amalgamated (the “Amalgamation”) under the BCBCA with the new name “Radius Gold Inc.”.  The holders of Radius Explorations Ltd. shares received one Common Share of the Company for every one Radius Explorations Ltd. share held, and PilaGold Inc. shareholders received one Common Share for every two and one-quarter PilaGold Inc. shares held.

The Company is currently organized pursuant to the BCBCA.  The Company’s registered and head offices are located at 200 Burrard Street, Suite 650, Vancouver, BC, V6C 3L6 and its telephone number at such address is 604-801-5432.

The Company’s Common Shares were listed on the TSX Venture Exchange (“TSXV”) (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV under the symbol “RDU”.

Effective April 30, 2015, the Company completed a change of business (the “Change of Business”) from a Tier 2 Mining Issuer to a Tier 1 Investment Issuer, as those terms are defined by the TSXV.  See Item 4.B, “Information on the Company – Business Overview – Change of Business”, below for further information on the Change of Business.

B.

Business Overview

The Company has been in the business of acquiring and exploring mineral properties located primarily in Latin America and, until three years ago, in the Yukon Territory, Canada.  In late 2011, the Company completed a spin-out transaction (the “Spin-Out”) whereby the Company transferred all of its Yukon and Alaskan property assets, certain marketable securities, and $1.0 million in cash to a newly formed company, Rackla Metals Inc. (“Rackla”) in return for Rackla shares and warrants, the majority of which were distributed to the Company’s shareholders by way of a plan of arrangement.

The objective of the Spin-Out was to maximize shareholder value by allowing the market to independently value geographically separate property portfolios.  The Spin-Out resulted in two strategically positioned companies:  the Company focused on Latin America and Rackla focused on the Yukon.

In 2012, the Company sold its interest in the Tambor Project, Guatemala, and the majority of its Nicaragua properties pursuant to the following transactions:

Sale of Tambor Project, Guatemala

In August 2012, the Company sold its interest in its Guatemala subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing and approximately US$300,000 if and when KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA is required to make quarterly payments to the Company based on the current price of gold at the time and the number of ounces produced from the property.  See Item 4.D, “Information on the Company – Property, Plants and Equipment – Guatemala - Tambor Project Royalty” below for more detail of this transaction.

Sale of Nicaragua Assets

In the first quarter of 2012, B2Gold Corp. (“B2Gold”) had exercised its option to acquire a 60% interest in the Company’s entire Nicaragua mineral property portfolio.  On April 5, 2012, the Company and B2Gold entered into a letter of intent pursuant to which B2Gold agreed to acquire a 100% interest in the Trebol and Pavon properties in consideration of $20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange for the ten trading days immediately preceding the date of the letter agreement.  In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which might be outlined in the future at the Trebol property (on a 100% basis).

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

In late 2013, the Company agreed to sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% net smelter return royalty on each property.  B2Gold has the right to purchase one-half of each royalty for US$1.0 million.  The Company and B2Gold have since decided to relinquish the La Magnolia concession.  Formal agreements were signed by the companies in October 2014, and the closing of the San Jose sale is anticipated to take place in the second quarter of 2015.

Mineral Property Acquisitions

In the past three years, the Company has acquired interests, or a right to acquire an interest, in mineral properties located in Idaho, Mexico and Portugal.  The Company presently holds interests in the following properties (more particularly described below):

Name of Property	Type of Interest
Margarita Property	Option to acquire a 100% interest
Tlacolula Property	100% owned
Tambor Project Royalty	Royalty
Southeast Guatemala Properties	100% owned
Blue Hill Gold Property	Option to acquire a 70% interest
Bayovar 12 Project	Royalty
Trebol / San Jose Properties	Contingent Payments / Royalty

The Company has capitalized the following acquisition costs on its mineral properties as at and during the past three fiscal years:

Acquisition costs	Guatemala	United States	Mexico	Total
Balance, December 31, 2011	$ 4,020,864	$ 82,482	$ -	$ 4,103,346
Disposal of mineral properties	(3,489,495)	(82,482)	-	(3,571,977)
Balance, December 31, 2012	$ 531,369	$ -	$ -	$ 531,369
Additions	-	-	171,815	171,815
Write-off acquisition costs	-	-	(171,815)	(171,815)
Balance, December 31, 2013	531,369	-	-	531,369
Additions	-	118,775	-	118,775
Write-off acquisition costs	-	(86,853)		(86,753)
Balance, December 31, 2014	$ 531,369	$ 32,022	$ -	$ 563,391

See Item 4.D, “Information on the Company – Property, Plants and Equipment”, below, and Note 9 to the Financial Statements for more detailed information.

The Company is in the exploration stage and its properties do not contain a known commercially viable minable deposit.  There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

Loan Transaction

Pursuant to a loan transaction with Southern Silver Exploration Corp. (“Southern Silver”) described below, the Company  acquired in March 2015  a 13.5% interest in Southern Silver which owns the Cerro Las Minitas property located about 70 kilometres to the northeast of the city of Durango in Durango State, Mexico.  The property comprises 19 concessions covering approximately 13,700 hectares, and lies within heart of the Faja de Plata (Belt of Silver) of north central Mexico which is one of the most significant silver producing regions in the world.

Management of the Company, after reviewing the past three years’ historical drill results provided by Southern Silver, feels that this property has the potential to host a significant silver deposit.  In November 2014, the Company advanced $800,000 to Southern Silver in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico.  This secured loan granted the Company the exclusive right to conduct an in-depth review of the mineral claims and the exploration data, so that the Company could decide, by March 13, 2015, whether the Company wished to negotiate an agreement to acquire from Southern Silver either a direct or indirect interest in the Cerro Las Minitas claims.

While management of the Company believes the Cerro Las Minitas property is of merit, management decided that direct exploration expenditures by the Company on the property would not be in the best interests of the Company.  Accordingly, the Company elected to not acquire a direct interest in the property, but did elect to convert $300,000 of the loan into common shares of Southern Silver in order to retain an indirect interest in the Cerro Las Minitas property.  Accordingly, on March 19, 2015, the Company acquired 6,000,000 shares of Southern Silver and was repaid the balance of the loan of $500,000, plus interest, in cash.

Change of Business

In light of the current state of the mineral exploration and mining sector and given its expertise and skill sets, the management and Board of the Company determined that the ideal allocation of the Company’s working capital would be within the framework of a resources-focused investment company making investments in privately held and publicly traded corporations, while maintaining a limited number of mineral projects for direct exploration activities.  For those reasons, the Company has effected the Change of Business in accordance with the rules and policies of the TSXV.

There were no changes in the management or Board as a result of the Change of Business.  The Change of Business was approved by the shareholders of the Company and by TSXV, and became effective on April 30, 2015.

Investment Policy

As required by the TSXV’s listing requirements for an Investment Issuer, the Company has adopted an investment policy (the “Investment Policy”) to govern the Company’s investment activities.  The Investment Policy provides, among other things, the investment objectives and strategy based on the fundamental principles set out below.

Investment Objectives

The Company’s investment objectives are to seek:

a)

a high return on investment opportunities, primarily in the natural resources sector; and

b)

to preserve capital and limit downside risk while achieving a reasonable rate of return by focusing on opportunities with attractive risk to reward profiles.

The Company does not anticipate the declaration of dividends to shareholders during its initial stages and plans to reinvest the profits of its investments to further the growth and development of the Company’s investment portfolio.

Investment Strategy

In light of the numerous investment opportunities across the entire natural resources sector, the Resulting Issuer aims to adopt a flexible approach to investment targets without placing unnecessary limits on potential returns on its investment.  This approach is demonstrated in the Company’s proposed investment strategy set out below.

Investment Sector:

Natural resources industry.  All commodities that can be classified as natural resources may be considered for investment purposes, including, but not limited to, minerals, metals, petroleum, forestry and industries that derive their value from natural resources, such as power generation, and technologies that are used in the natural resources sector such as drilling and surveillance.

Investment Types:

Equity, debt, royalties, income and commodity streams, derivatives and any other investment structures or instruments that could be acquired or created.

Commodities:

All commodities that comprise natural resources.  Such commodities may include, but are not limited to, precious metals, base metals, ferrous metals, nonferrous metals, industrial metals, non-industrial metals, agricultural minerals, industrial minerals, other minerals, oil, gas, water and forestry products.

Jurisdictions:

All countries are permissible depending on the risk assessment of the Board and management at the time the investment is made and the risk-reward relationship associated with each investment in a particular jurisdiction.

Investment Size:

Unlimited, which may result in the Resulting Issuer holding a control position in a target corporation or possibly requiring future equity or debt financings to raise money for specific investments.

Investment Timeline:

Not limited.

Investment Targets:

Direct property investments either through outright purchase of a property or acquiring an option to earn an interest in a property, or through a derivative interest such as a royalty, stream or other derivative facility.

Investments in public or private corporations, partnership or other legal entities which own, or propose to own, natural resource assets or  derivatives of natural resource assets.

Distressed situations where a change of management or other restructuring is required to realize the value of the asset.

Investment Review:

Will seek to maintain the ability to actively review and revisit all of investments on an ongoing basis.

Liquidity:

Will evaluate the liquidity of investments and seek to realize value from same in a prudent and orderly fashion.

Composition of Investment Portfolio

The nature and timing of the Resulting Issuer's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Resulting Issuer.

Subject to the availability of capital, the Resulting Issuer intends to create a diversified portfolio of investments.  The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

Current Investments

The Company’s current investments consist of:

•

2,826,394 common shares of B2Gold;

•

1,007,406 common shares of Focus Ventures Ltd. (“Focus”);

•

8,000,000 common shares and warrants to purchase an additional 2,000,000 common shares of Medgold Resources Corp. (“Medgold”);

•

9,866,375 common shares of Rackla; and

•

6,000,000 common shares Southern Silver.

All such companies are publicly-traded resource companies.  Future investments by the Company will not be subject to TSXV approval unless it is a non-arm’s length transaction, involves the issuance of securities by the Company, or involves more than 50% of the Company’s working capital or management time.

Current Plans

The Company’s activities are currently focused on investigating suitable companies or projects for possible investment or acquisition, and conducting an exploration program on the Margarita Project.  See Item 4.D, Information on the Company – Property, Plants and Equipment – Margarita Property” for detail regarding the Margarita Property.

Sustaining the Company’s planned activities over the next 12 months may be dependent on the Company liquidating a portion of its investments.  See Item 5, “Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Outlook” for more detailed information.

C.

Organizational Structure.

The following table sets forth the name of each material subsidiary of the Company, each of which is 100% owned directly or indirectly, and the jurisdiction of its incorporation:

D.

Property, Plants and Equipment.

The Company owns no material plants or equipment.  The majority of equipment required to conduct exploration work on the Company’s properties is provided by contractors, such as drilling companies.

During 2014 and up to the date hereof, the Company’s directly held interests in mineral properties were located in Mexico, Guatemala, the United States, Peru and Nicaragua, as more particularly described below.

Mexico

Margarita Property

In March 2015, the Company acquired an option to earn a 100% interest in the Margarita silver property (the “Margarita Property”) located in the State of Chihuahua, Mexico.  The Margarita Property consists of two granted exploration concessions as follows:

Name of Concession	Hectares	Expiry Date

El Tren	54.7700	September 25, 2033
Margarita	70.8555	October 19, 2032
	125.6255

The Company can earn the 100% interest in the Margarita Property by making cash payments to the property owners, two private Mexican corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% net smelter return royalty.  The Company may re-purchase the royalty at any time for US$500,000.

Mineralization on the Margarita Property is hosted in a series of parallel, steeply-dipping, northwest-trending veins, the most important of which, the El Tren-Margarita vein, outcrops prominently as an oxidized ochre-coloured banded quartz-limonite vein.  It is exposed over a strike length of 1.7 kilometres within the property boundaries, and is known to strike over 4 kilometres onto adjacent ground.

The El Tren-Margarita vein is a classic banded epithermal quartz vein with an apparent thickness of between 1 and 5 metres.  Recent project due diligence work by the Company’s geologists included in-chip channel sampling continuously across a five metre in situ exposure of the vein.  The sampling assayed 640 ppm Ag over 5.0 metres and include the following results:

Sample No.	Type	Length (m)	Ag (ppm)

rmag023	chip channel	1.0	975
rmag024	chip channel	1.0	564
rmag025	chip channel	1.0	995
rmag026	chip channel	1.0	242
rmag027	chip channel	1.0	423

The Margarita Property is located in the boundary region of the Sierra Madre Occidental volcanic province and the Mesozoic Chihuahua sedimentary basin.  District geology is dominated by a thick sequence of Cenozoic felsic volcanic rocks divided into two units: the Lower and Upper Volcanic Groups.

There is evidence on the Margarita Property of near-continuous artisanal-scale surface and near-surface mining along the entire strike length of the vein, but there is no physical or recorded evidence of diamond drilling or other signs of modern exploration works.  The Company considers the exploration potential for a vein-hosted high grade silver deposit to be excellent. The Company has commenced the permitting process for a drill program proposed to be conducted at the Margarita Property in 2015.

Sampling Quality Analysis and Quality Control

Due diligence samples from the Margarita Property consist of rock chip and continuous chip-channel samples.  Sampling was performed by the Company’s geologists, and samples delivered to ALS Chemex’s laboratory in Chihuahua, Mexico.  Samples were crushed and pulverised at ALS’s Mexican facility, with pulp aliquots forwarded to ALS’s Vancouver BC facility for analysis.  Multi-element analyses were performed using ALS Chemex analytical packages Au-AA24, ME-ICP41, Ag-OG46, Cu-OG46, and Zn-OG46.  Two certified reference materials from Geostats Pty. (GBM909-12, GBM997-1) were introduced into the sample stream to monitor laboratory performance.

The Margarita Property is without known mineral reserves and any proposed work programs which may be conducted by the Company thereon will be exploratory in nature.

Tlacolula Property

The Tlacolula Property consists of one granted exploration concession, described as follows:

Name of Concession	Hectares	Expiry Date

Reduccion Tlacolula 2	12,642	November 21, 2057

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the State of Oaxaca, Mexico.  The Tlacolula Property is located 14 km east-southeast of the city of Oaxaca and 30 km northeast of the San Jose silver-gold mine owned by Fortuna Silver Mines Inc. (“Fortuna”).  An initial trenching program conducted by the Company on the Tlacolula Property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.

By an agreement signed in September 2009 and amended in December 2012 and November 2014, the Company optioned the Tlacolula Property to Fortuna which can earn a 60% interest by spending US$2 million on exploration, which is to include at least 1,500 metres of drilling on the Tlacolula Property, and making staged payments to the Company totalling US$300,000 cash and US$250,000 in common shares, by January 31, 2017.  To date, the Company has received US$200,000 cash and 34,589 shares of Fortuna.  The Company and Fortuna have two directors in common.

The Tlacolula Property is without known mineral reserves and any proposed work programs which may be conducted by the Company thereon will be exploratory in nature.

Guatemala

Tambor Project Royalty

The Tambor Project consists of six concessions located in south-central Guatemala.

In August 2012, the Company sold its interest in its Guatemalan subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor Project to KCA, giving KCA a 100% interest in the project.  In consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing and approximately US$300,000 if and when KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA is required to make quarterly royalty payments to the Company.

Commercial production commenced in late 2014 and accordingly, in January 2015, KCA paid to the Company US$341,063 as settlement for the outstanding receivable balance.  Future quarterly royalty payments will be based on the current price of gold at the time and the number of ounces of gold produced as follows:

Gold Price (US$)	Per Ounce of Gold

Below $1,200	$100
$1,201 - $1,300	$125
$1,301 - $1,400	$150
$1,401 - $1,500	$200
$1,501 and greater	$250

up to a maximum of US$10 million.  After the US$10 million has been paid and cumulative gold production from the Tambor Project has exceeded 100,000 ounces, the quarterly cash payments will be based on the then price of gold and the number of ounces of gold produced as follows:

Gold Price (US$)	Per Ounce of Gold

Below $1,500	$25
$1,501 - $1,750	$35
$1,751 - $2,000	$40
$2,001 and greater	$50

Southeast Guatemala Properties

As at the date of this Annual Report, the Company holds a 100% interest in 34 concessions (one reconnaissance application, three exploitation applications, and 30 exploration applications) (the “Southeast Guatemala Properties”) located in southeastern Guatemala, as follows:

Concession Name	Size (Hectares)	Application Date

La Luz	2,000.00	Exploitation licence applied for June 21, 2011
Aurora	2,000.00	Exploitation licence applied for June 21, 2011
El Dorado II	2,000.00	Exploitation licence applied for June 21, 2011
Joyita	1,271.43	Exploration licence applied for Sept. 9, 2008
Marisol I	3,407.02	Exploration licence applied for Feb. 3, 2010
Marisol II	2,772.33	Exploration licence applied for Feb. 3, 2010
CECI	3,044.67	Exploration licence applied for Feb. 3, 2010
Cirilo I	1,350.00	Exploration licence applied for March 18, 2010
Cirilo II	320.00	Exploration licence applied for March 18, 2010
Salvador I	6,195.57	Exploration licence applied for March 18, 2010
Frida	7,133.92	Exploration licence applied for May 12, 2010
Belen	7,372.28	Exploration licence applied for May 12, 2010
Paola	9,956.11	Exploration licence applied for May 12, 2010
El Caminero	9,322.38	Exploration licence applied for May 12, 2010
Eliza	62,215.63	Reconnaissance licence applied for May 27, 2010
Carolina	9,806.80	Exploration licence applied for June 11, 2010
Conchita	8,579.55	Exploration licence applied for June 11, 2010
La Pena	8,037.73	Exploration licence applied for June 11, 2010
Karen	6,838.01	Exploration licence applied for June 11, 2010
Juanita	5,167.80	Exploration licence applied for July 13, 2010
Las Pomas	6,124.30	Exploration licence applied for Feb. 23, 2011
El Arco	169.92	Exploration licence applied for April 15, 2011
El Muro	514.50	Exploration licence applied for April 15, 2011
La Tuna	8,404.60	Exploration licence applied for March 27, 2012
Pitaya	8,664.02	Exploration licence applied for March 27, 2012
Fedora	3,324.99	Exploration licence applied for June 11, 2012
Arabel	4,650.00	Exploration licence applied for August 8, 2012
Arely	4,850.00	Exploration licence applied for August 8, 2012
Azafran	7,990.00	Exploration licence applied for August 10, 2012
Scarlett	5,350.00	Exploration licence applied for August 13, 2012
Alcea	8,940.00	Exploration licence applied for Sept. 10, 2012
La Regia	5,629.50	Exploration licence applied for March 11, 2013
Guirnalda	3,882.70	Exploration licence applied for March 12, 2013
Tulipan	3,202.75	Exploration licence applied for March 25, 2013
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

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in the third quarter of 2013 though care and maintenance of the properties continue.  Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

In Guatemala, exploration concessions are granted for an initial period of three years.  Thereafter, an extension of two years may be obtained, and then a final extension of two years, for a total of seven years. Thereafter, the concession is either converted to an exploitation concession, or forfeited.

In order to keep its granted concessions in Guatemala in good standing, the Company must pay filing fees to the Guatemalan government, paid annually in advance, equal to US$384.60 per square kilometre (100 hectares), or fraction thereof, for the first three years after the granting of an exploration concession, and US$769.20 per square kilometre, or fraction thereof, for the fourth and fifth years, if so extended, and US$1,153.80 per square kilometre, or fraction thereof, for the sixth and seventh years, if so extended.  For exploitation concessions, an annual fee of US$1,550.82 per square kilometer is required.  The Company must also file annual exploration reports.

The Southeast Guatemala Properties are without known mineral reserves and any proposed work programs which may be conducted thereon will be exploratory in nature.

Idaho, USA

Blue Hill Property

Pursuant to an agreement signed in July 2014, the Company has the option to acquire from Otis Gold Corp. (“Otis”) to acquire a 70% interest in the Blue Hill Property located in southeastern Idaho, 24 kilometres south of the town of Oakley and 4 kilometres north of the Utah border.  The Blue Hill Property includes the following 36 federal lode mining claims located on federal land comprising 295 hectares:

and Idaho State Mineral Lease No. 9415 comprising 33 hectares.

The option may be exercised by making cash payments to Otis totaling US$525,000 and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years.  If the option is exercised, a 2.5% net smelter return royalty will be payable on a portion of the Blue Hill Property.

In September 2014, Otis staked additional federal lode mining claims which were deemed to be included as part of the Blue Hill Property and subject to the Company’s option to earn an interest in therein.

In the fall of 2014, the Company completed five diamond drill holes totalling 1,308 metres.  The drill program was designed to test geophysical resistivity anomalies in the Paleozoic basement rocks to the historically known surface mineralization, which is hosted by Cenozoic-aged volcanic rocks.  The geophysical resistivity anomalies were interpreted as possibly representing subvertical structural zones that could correspond to feeder systems to the surface mineralization.  Drill holes BHC14-01, 02, and 03 were drilled through two separate resistivity anomalies, and did not encounter any structural feature, mineralization, or alteration zone related to a deep feeder system.  Drill holes BHC14-04 and 05 tested interpreted structural corridors for near-surface mineralization.

Although the near-surface mineralized intervals intercepted were consistent with historical drilling results in the same area, the drill program did not meet its primary objective of identifying feeder structures.  Post-mineral faulting may have offset the near-surface mineralization from its underlying feeders, or the hydrothermal plumbing system may not have passed through the Paleozoic strata where drill-tested.  More exploration work would be required to follow up on these results.  At this time the Company is considering its options for further exploration work on the property.

Sampling Quality Analysis and Quality Control

Core samples were sawed, bagged, and delivered by the Company’s staff to Bureau Veritas’ preparation facility in Elko, Nevada.  Samples were crushed at the Elko facility, with aliquots then pulverised and forwarded to Bureau Veritas’ analytical laboratory in Vancouver, BC for analysis.  Sample pulps were analysed for gold and a standard multi-element suite using Bureau Veritas analytical packages FA330 an AQ300, respectively.  Pulps of two gold geochemical standards (CDN Labs: CDN-GS-5PC & CDN-GS-8C) and blank (CDN Labs: CDN-BL-10) material were routinely inserted into the sample stream to monitor analytical laboratory performance, and regular field duplicates were sampled to monitor geochemical heterogeneity.

The Blue Hill Property is without known mineral reserves and any proposed work programs which may be conducted thereon will be exploratory in nature.

Mineral Property

The Company had an agreement with a prospector, Merrill Palmer, to lease a 100% interest in the Mineral Property which consists of a series of federal mining claims in the historic Mineral Mining District, Washington County, Idaho. The lease of 100% of the Mineral Property (subject to a 3.0% net smelter return royalty) was for up to 99 years which the Company could keep in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year and increasing US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 would have been required until commercial production had commenced.  During the first five years of the lease, the Company could have reduced the NSR royalty to 1.5% by paying US$2.0 million to Mr. Palmer. In February 2015, after review of the Company’s first pass geological evaluation of the property, the Company decided to drop the lease.

Peru

Bayovar 12 Project Royalty

On April 15, 2015, the Company purchased from Focus a production royalty, equivalent to a 2% net smelter return royalty, on Focus’s 70% interest in future phosphate production from the Bayovar 12 phosphate project located in Peru.  The purchase price for the royalty was US$1.0 million.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.  The Company and Focus have two common directors.

Nicaragua

Trebol Property Contingent Payments / San Jose Royalty

In 2012, the Company sold its Trebol Property to B2Gold, and B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at the Trebol Property(on a 100% basis).  Any future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Also in 2012, B2Gold and the Company entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia Properties in Nicaragua.  In 2013, the Company agreed to sell to B2Gold its 40% interest in the San Jose and La Magnolia Properties in consideration of a 2% net smelter return royalty on each property, and B2Gold would have the right to purchase one-half of each royalty for US$1,000,000.  The Company and B2Gold have since decided to relinquish the La Magnolia Property.  Formal agreements were signed by the companies in October 2014, and the closing of the San Jose Property sale is anticipated to take place in the second quarter of 2015.

David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information regarding the Margarita Property, Tlacolula Property, Southeast Guatemala Properties, Blue Hill Gold Property, and Mineral Property described above.

Item 4.A  -  Unresolved Staff Comments.

Not applicable.

Item 5  -  Operating and Financial Review and Prospects.

Overview

At the date of this Annual Report, the Company has not identified a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or being able to realize the costs incurred on a subsequent disposal of the property.

The following discussion and analysis of the financial condition and operating results of the Company for the fiscal years ended December 31, 2014, 2013 and 2012 should be read in conjunction with the Financial Statements and the related notes thereto which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

A.

Operating Results.

Compliance

The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

Critical Accounting Policies

Investment in Associate

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate.  Associates are initially recognized in the consolidated statement of financial position at cost.  The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of profit or loss and other comprehensive income, except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to fund those losses.

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

Options are exercisable entirely at the discretion of the optionee and amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the balance sheet and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of profit or loss and other comprehensive income.

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

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to statement of profit or loss and other comprehensive income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date.  The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the profit or loss and other comprehensive income.  Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

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

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive income to profit or loss.

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

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise accounts payable and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method.  This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position.  Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.  Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.

The Company has made the following designations of its financial instruments:

Cash and cash equivalent	Loans and receivables
Investments in available-for-sale investments	Available-for-sale financial assets
Advances and other receivables	Loans and receivables
Amounts due from related parties	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

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

a)

Where the Company holds the largest shareholding in an investment and has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate.  The Company can exercise significant influence over Rackla and Medgold, as of November 4, 2014, when the Company increased its shareholding in Medgold from 14.4% to 19.1%;

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

The key estimates applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

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

Results of Operations

Year Ended December 31, 2014 compared to December 31, 2013

The net loss for the year ended December 31, 2014 was $1,369,907 compared to $8,287,763 for the year ended December 31, 2013, a difference of $6,917,856. The significantly higher net loss for the 2013 year is due to an impairment charge of $5,934,443 on available-for-sale investments compared to $441,320 charged in the 2014 year.  The 2014 year also recorded a gain of $1,289,708 from the sale of B2Gold shares whereas the 2013 year recorded a gain from the sale of B2Gold shares as well but a much lesser amount of $81,217.  The 2014 year did not record its share of post-tax losses for Rackla but did record its share of Medgold’s post-tax losses totaling $57,000 whereas the 2013 year recorded only a share of post-tax losses for Rackla totaling $493,318.  Both the 2014 and 2013 years recorded write-offs of exploration and evaluation asset costs of $86,753 and $171,815, respectively.  Exploration expenditures in the 2014 year totalled $1,354,815 compared to $1,039,309 in the 2013 year, an increase of $315,506.

General and administrative expenses for the 2014 year were $758,562 compared to $844,056 for the 2013 year, a decrease of $85,494. Salaries and benefits, consulting fees, legal and audit fees, and public relations saw decreases of $139,807, $28,000, $23,673, and $14,844, respectively, in the 2014 year. Salaries and benefits were lower due to a reduction in personnel that took effect at the beginning of the 2014 year.  Legal and audit fees were higher in the 2013 year due to the sale of mineral properties in 2012 that required more auditor involvement in 2013. There were no consulting fees for the 2014 year whereas the 2013 year included a long standing consulting agreement that was terminated prior to the 2014 year. Public relations costs were lower as the Company engaged in less promotional activities during the first nine months of the 2014 year. Notable cost increases in the 2014 year were $54,107 in office and miscellaneous, $46,629 in property investigations, and $22,500 in management fees. Office and miscellaneous costs were higher primarily because of the Company incurring more office lease expense. Property investigation costs were higher in the 2014 year due to the Company’s activities investigating new opportunities. Management fees were higher due to the monthly compensation for the Chief Executive Officer being increased at the start of the fourth quarter in the 2013 year.

Year Ended December 31, 2013 compared to December 31, 2012

The year ended December 31, 2013 had a net loss of $8,287,763 compared to a net income of $8,929,357 for the year ended December 31, 2012. The 2012 year recorded a net income instead of a net loss due to a net gain of $16,278,410 from the sale of Nicaraguan properties that was partially offset by the loss of $3,823,118 on the disposal of the Tambor Project.  The 2013 year net loss is significantly impacted by an impairment of available-for-sale investments which resulted in a charge of $5,934,443. As well, the 2013 year includes a charge of $171,815 for the write-off of exploration and evaluation costs regarding a property in Mexico whereas there were no exploration and evaluation costs were written off in the 2012 year.  The 2013 year recorded a $41,780 loss on disposal of property and equipment and an impairment charge of $855,632 on shares held in an associated company whereas the 2012 year did not.  Both the 2013 and 2012 years recorded fairly similar gains from receipt of mineral property option payments.  The Company’s share of post-tax losses of Rackla for the 2013 year was $493,318 compared to $366,950 for the 2012 year.  The 2013 year share of Rackla’s post-tax losses was actually greater than $493,318 but only this amount was recorded to reduce the investment in associate carrying amount to $1.

Exploration expenditures for the 2013 year totalled $1,039,309 compared to $884,966 for the 2012 year, an increase of $154,343. The higher exploration expenditures relate mostly to a property in Mexico.

General and administrative expenses for the 2013 year were $844,056 compared to $1,498,618 for the comparative year, a decrease of $654,562.  Significant cost decreases were $385,320 in share-based compensation, $99,826 in consulting fees, $86,364 in legal and audit fees, $61,500 in management fees, and $39,114 in travel and accommodation.  The 2012 year recorded a share-based compensation expense of $385,320 whereas the 2013 year did not have any share-based compensation expense.  Consulting fees were lower because of the termination of a long standing financial consulting agreement early in 2013.  Legal and audit fees were higher in the 2012 year due to the property sale transactions that occurred during 2013.  Management fees were higher in the 2012 year due to a bonus of $72,000 paid to the Chief Executive Officer during that year.  Travel and accommodation costs were lower in 2013 because of the Company engaging in less corporate activities than in the 2012 year.  Significant general and administrative cost increases in 2013 were $81,324 in property investigations and $32,547 in office and miscellaneous.  There was less property investigation costs recorded during the 2012 year because these costs were only incurred towards the end of 2012 whereas the Company investigated numerous opportunities throughout the 2013 year.  Office and miscellaneous costs were higher in 2013 due in large part to directors and officers insurance that became effective towards the end of the 2012 year.

Mineral Properties

Year Ended December 31, 2014

During the year ended December 31, 2014, the Company incurred the following expenditures on its mineral properties:

United States – A total of $946,313 was incurred on exploration and property investigation.  Acquisition costs totalling $86,753 for the Mineral Property and $32,022 for the Blue Hill Property were recorded during 2014.  The $86,753 acquisition cost for the Mineral Property was then written off at December 31, 2014 as the Company terminated the lease on the property subsequent to the yearend.

Guatemala – A total of $177,774 was incurred on care and maintenance related costs.

Nicaragua – At total of $12,682 was incurred on care and maintenance related costs.

Mexico - A total of $218,046 was incurred on exploration, property investigation, and miscellaneous administrative costs.  Subsequent to the year end, the Company received the next scheduled option payment of US$50,000 cash from Fortuna regarding the Tlacolula Property.

Year Ended December 31, 2013

During the year ended December 31, 2013, the Company incurred the following expenditures on its mineral properties:

Guatemala - $478,760 was incurred on exploration and property investigation, and administrative related costs.

Nicaragua - $30,081 was incurred on miscellaneous exploration and administrative related costs.

Mexico - The Company received option payments on its Tlacolula Property from Fortuna in the form of cash and shares with a combined value of $98,590.  A total of $530,568 was incurred on exploration, property investigation, and miscellaneous administrative costs of which $472,155 was incurred on another Mexico property.  Acquisition costs totalling $171,815 were recorded during 2013 with respect to the other property but then written off with the termination of the Company’s option to acquire an interest therein.

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

Income/Loss Per Share

The Company reported a net loss and loss per common share for fiscal years 2014 and 2013 compared to a net income and income per share for fiscal 2012.  The net losses per share for fiscal 2014 and 2013 were $0.02 and $0.10, respectively.  The net income per share for fiscal 2012 was $0.10.  The net income and income per share for fiscal 2012 was the result of a net gain of $16.3 million on the sale of Nicaraguan properties to B2Gold during fiscal 2012.  The net loss and loss per share was much lower in 2014 as the Company recorded in fiscal 2013 an impairment on available-for-sale investments of $5.9 million which significantly increased the net loss and net loss per share for that year.  The Company’s weighted average number of shares did not change throughout fiscal years 2014, 2013 and 2012 as there was no share capital activity.

B.

Liquidity and Capital Resources.

Outlook

As at the date of this Annual Report, the Company had working capital of approximately $6.7 million and an approximate cash/cash equivalents balance of $500,000.  In addition, the Company holds shares in companies that are accounted for as investments in associates which have a fair value of approximately $1.1 million.  The Company intends to use proceeds from previous and future sales of its equity investments to fund its exploration programs and general working capital requirements.  The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of investment, exploration and development activity.  While the Company has been successful in raising capital in the past, there is no assurance that it will be able to do so in the future.

Year ended December 31, 2014 compared to December 31, 2013

The Company’s cash decreased from approximately $1.56 million at December 31, 2013 to $1.24 million at December 31, 2014.  As at December 31, 2014 working capital was $7.6 million compared to $10.4 million at December 31, 2013.  Included in working capital is the value of the Company’s investment in B2Gold common shares. As at December 31, 2014, these shares had a fair value of $5.37 million.  The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed.  During the year ended December 31, 2013, the Company sold 677,500 B2Gold shares for proceeds of $2.42 million.  During the year ended December 31, 2014, the Company sold an additional 1,057,000 B2Gold shares for proceeds of approximately $3.35 million.

In addition to the remaining 2,826,394 B2Gold shares, the Company currently holds 1,007,406 common shares of Focus and 6,000,000 common shares of Southern Silver as part of its available-for-sale investments.  In February 2014, the Company acquired 5,000,000 Medgold shares and warrants by participating in a Medgold private placement financing at a cost of $500,000 and recorded this investment as an available-for-sale investment.  In November 2014, the Company then acquired an additional 3,000,000 Medgold shares when 3,000,000 Medgold warrants were exercised at a cost of $330,000.  The investment was then reclassified as an investment in an associate beginning in November 2014.  As at December 31, 2014, the Company and Medgold had two common directors. The Company currently holds a remaining balance of 2,000,000 Medgold warrants and although these warrants are transferable, they are not traded on an exchange.  The 6,000,000 common shares held in Southern Silver were received subsequent to December 31, 2014 as partial settlement of a loan to Southern Silver. The Company held 7,175,700 warrants in Rackla that were tradable on the TSXV until they expired unexercised in June 2013, and held a further 1,345,338 Rackla warrants that expired unexercised in October 2014.

As at December 31, 2014, the carrying amount for all available-for-sale investments was $5.56 million compared to $8.69 million as at December 31, 2013. The Company also currently holds 9,866,376 common shares in Rackla and the 8,000,000 common shares in Medgold referred to above with fair values as at December 31, 2014 of $147,996 and $560,000, respectively. However, the investments in Rackla and Medgold are being accounted for as investments in associates, using the equity method, since the Company is able to exercise significant influence on the investments.

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

The Company also held as at December 31, 2013 a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus.  As at December 31, 2013, the carrying amount for all available-for-sale investments was $8.69 million compared to $16.55 million as at December 31, 2012.  As at December 31, 2013, the Company also held 9,866,376 common shares in Rackla with a fair value of $147,996 but these are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments. The Company also held 1,345,338 warrants of Rackla by way of a private placement during 2012 and although these warrants are transferable, they are not traded on the TSXV as were the other 7,175,700 Rackla warrants held.  The 7,175,700 tradable Rackla warrants expired in June 2013.  During the 2013 year, the Company sold its holding of 34,589 common shares of Fortuna for proceeds of $153,998.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information.

The Company is a natural resource company engaged in investing in companies with exploration stage mineral properties, as well as holding direct mineral properties on which it conducts exploration programs.  The Company has not yet determined whether its directly held mineral properties contain ore reserves that are economically recoverable.  Consequently, there is no production, sales, or inventory in the conventional sense on the properties the Company currently holds.  However, the Tambor Project in Guatemala formerly held by the Company, and of which the Company currently has a production royalty thereon, has recently moved into commercial production and is expected to commence making royalty payments to the Company in 2015.  Although the Company is expected to start earning royalty revenue, the amount is uncertain.  The Company’s financial success will therefore be significantly dependent upon the extent to which it, or the companies in which it has an investment, can discover mineralization and the economic viability of developing their various properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered is largely dependent upon factors beyond the Company’s control such as the market value of the commodities produced.  The Company also does not exercise any control over the mining operations or exploration and development activities of the companies in which it invests.  There can be no certainty that decisions on such activities or operations made by such companies will be in the best interests of the Company.

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

E.

Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements as defined in General Instructions Part 1, Item 5.E of Form 20-F.

F.

Tabular Disclosure of Contractual Obligations.

The following table lists as of December 31, 2014 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$1,098,512	$300,998	$416,298	$381,216	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under IFRS	0	0	0	0	0
Total	$1,098,512	$300,998	$416,298	$381,216	0

(1)	Amount indicated is for office rent leases for the Company’s corporate operations in Vancouver, BC.

G.

Safe Harbour.

See “Cautionary Note Regarding Forward-Looking Statements.”

Item 6  -  Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of May 8, 2015 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway Pemberton, BC, Canada	Director, President & Chief Executive Officer	September 30, 1997
Mario Szotlender (1)(2) Caracas, Venezuela	Director	December 13, 1999
Bradford Cooke (1)(2) North Vancouver, BC, Canada	Director	July 1, 2004
William Katzin (1)(2) North Vancouver, BC, Canada	Director	July 27, 2011
Kevin Bales Delta, BC, Canada	Chief Financial Officer	July 23, 2009

Notes:
(1) Member of the Audit Committee
(2) Member of the Compensation Committee.

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway, Age 66 – Director, President & Chief Executive Officer

Mr. Simon Ridgway is a successful prospector and mining financier, gaining his initial experience with grass roots mineral exploration. Starting out as a prospector in the Yukon Territory in the 1970's, Mr. Ridgway and the teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua and silver deposits in Mexico.  Mr. Ridgway is also a director of Focus Ventures Ltd., Fortuna Silver Mines Inc., Medgold Resources Corp. and Rackla Metals Inc., all publicly-traded resource companies.

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

Mr. Szotlender is also a Director of Atico Mining Corporation, Endeavour Silver Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., and Revelo Resources Corp., all publicly-traded resource companies.

Bradford Cooke, Age 60 - Director

Bradford Cooke, P. Geo., is a professional geologist with 35 years’ experience in the mining industry, specializing in the financing, acquisition, exploration and development in mineral deposits.  Mr. Cooke received his B.Sc. Geology (Honors) degree in 1976 and a M.Sc. Geology degree in 1984.  He has participated in the discovery of several mineral deposits, including uranium in Labrador, gold and tungsten in B.C., gold in Suriname and silver in Mexico, and has raised over CAD$350 million in equity and joint venture financings for resource projects since 1988.  From 1976 to 1987, he worked as a project geologist for Noranda Mines, Shell Minerals, Chevron Minerals and as a geological consultant to junior mining companies.  Mr. Cooke is founder and Chairman of Canarc Resource Corp. and founder and CEO of Endeavour Silver Corp., both publicly-traded resource companies.

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

Kevin Bales, Age 48 – Chief Financial Officer

Mr. Bales has 20 years of financial reporting experience in mining and information technology industries, and holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also Chief Financial Officer of Focus Ventures Ltd., Medgold Resources Corp., Rackla Metals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies with operations in North America, Western Europe, Central America and South America.

There are no family relationships among the members of the Board or senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the Board or senior management was selected.

B.

Compensation.

Directors and senior management are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended December 31, 2014, the Company paid to its Directors and senior management the following amounts:

Name	Position	Amount

Simon Ridgway (1)	President & Chief Executive Officer	$102,000
Kevin Bales	Chief Financial Officer	$27,527

(1)

Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  No stock options were granted to or forfeited by directors and officers of the Company during the fiscal year ended December 31, 2014.  The following table sets out all options in the Company which are held as of May 8, 2015 by the current directors and senior management:

Optionees	Number of Shares Subject	Exercise Price ($)	Expiration Date
Simon Ridgway	200,000 220,000 300,000 720,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
Mario Szotlender	125,000 100,000 175,000 400,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
Bradford Cooke	125,000 100,000 100,000 325,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
William Katzin	150,000 200,000 350,000	$0.81 $0.20	July 26, 2021 December 12, 2022
Kevin Bales	110,000 100,000 140,000 350,000	$0.29 $0.69 $0.20	January 7, 2020 September 23, 2020 December 12, 2022
TOTAL:	2,145,000

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the Board.  The most recent annual general meeting of the Company was held on April 23, 2015, and next annual general meeting must be held no later than July 23, 2016.

See Item 6.A, “Directors, Senior Management and Employees – Directors and Senior Management” for a discussion of the periods during which the Company’s current directors and senior management have served in their respective offices.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee of the Company is comprised of William Katzin, Mario Szotlender and Bradford Cooke, all of whom are independent.  The Audit Committee Charter provides that the primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

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

D.

Employees.

As at December 31, 2014, the Company had two employees in Vancouver and three employees in Central and South America.  Of these employees, four provide geological services and one provides administrative services.  None of the employees is represented by a union.  Other personnel for the Company’s Vancouver operations are provided by a related party through a shared services agreement.

E.

Common Share Ownership.

The following table sets forth, as of May 8, 2015, the number of the Common Shares beneficially owned or controlled by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options which are exercisable within 60 days from the above date.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name	No. of Common Shares(1)	Percentage of Class(1)
Simon Ridgway	6,477,952(2)	7.41%
Mario Szotlender	1,918,781(3)	2.20%
Bradford Cooke	475,000(4)	0.55%
William Katzin	350,000(5)	0.40%
Kevin Bales	350,000(5)	0.40%

Notes:

(1)

Based on 86,675,617 shares outstanding as at May 8, 2015, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)

720,000 of these shares represent currently exercisable stock options.  3,069,640 of the free trading shares are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  1,389 of the free trading shares are held by Elvietri Holdings AVV, a private company owned by Simon Ridgway.

(3)

400,000 of these shares represent currently exercisable stock options.

(4)

325,000 of these shares represent currently exercisable warrants and stock options.

(5)

All of these shares represent currently exercisable stock options.

Stock Option Plan

The Company has a Director and Employee Stock Option Plan (the “Plan”), the material terms of which are as follows:

1.

the Plan reserves a rolling maximum of 10% of the issued capital of the Company at the time of granting of each option, with no vesting provisions;

2.

no more than 5% of the issued capital may be reserved for issuance to any one individual in any 12 month period;

3.

no more than 2% of the issued capital may be reserved for issuance to any Consultant (as defined by the TSXV or to an optionee providing investor relations services in any 12 month period;

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

As at May 8, 2015, there were 4,775,000 shares reserved for issuance and subject to outstanding options granted under the Plan.

Item 7 -  Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to options and warrants which are exercisable by the shareholder within 60 days.  To the best of the Company’s knowledge, as of May 8, 2015 the only major shareholders in the Company are:

Name	No of Common Shares(1)	Percentage of Class(1)
Simon Ridgway	6,477,952 (2)	7.41%
Sprott Inc.	5,909,300	6.81%

Notes:

(1)

Based on 86,675,617 shares outstanding as at May 8, 2015, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

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

The Company is a publicly-owned corporation, the shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of May 8, 2015, there were 86,675,617 shares of the Company outstanding, of which approximately 90 U.S. holders of record or beneficial holders held a total of 15,380,130 shares (17.7%).  The major shareholders of the Company do not have different voting rights.

B.

Related Party Transactions.

Other than as disclosed in Item 6.B, “Directors, Senior Management and Employees - Compensation”, in the Related Party Transactions section in the Company’s Management Discussion and Analysis for the year ended December 31, 2014, and disclosed below, there have been no related party transactions or proposed transactions involving any insider, or associate or affiliate of an insider, that have occurred during our three most recently completed fiscal years which have materially affected or will materially affect the Company.

The Company’s related parties with transactions during the year ended December 31, 2014 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla (Associate)	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold (Associate)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the Financial Statements (Note 8 and 9), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the years ended December 31, 2014, 2013, and 2012:

	2014	2013	2012
Expenses:
Salaries and benefits	$ 14,578	$ 15,969	$ 34,488
Mineral property costs:
Salaries and benefits	5,306	42,354	76,979
	$ 19,884	$ 58,323	$ 111,467

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the years ended December 31, 2014, 2013 and 2012, the Company reimbursed Gold Group the following:

	2014	2013	2012
General and administrative expenses:
Consulting fees	$ -	$ 3,000	$ -
Office and miscellaneous	44,274	46,305	29,828
Property investigations	-	31,260	-
Public relations	8,719	3,963	4,048
Salaries and benefits	94,860	246,469	10,707
Transfer agent and regulatory fees	3,749	3,110	-
Travel and accommodation	17,494	17,304	18,949
	$ 169,096	$ 351,411	$ 63,532
Exploration expenditures	$ -	$ 59,333	$ -

Salary and benefits costs for the year ended December 31, 2014 include those for the Chief Financial Officer and Corporate Secretary (2013 and 2012: Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary).

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Long-term deposits as at December 1, 2014 include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties as of December 31, 2014 were $Nil (December 31, 2013: $33,817) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts were unsecured, non-interest bearing and due on demand.

Accounts payable and accrued liabilities as of December 31, 2014  include $34,297 payable to Gold Group for shared administrative costs (December 31, 2013: $31,369) and $Nil to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees (December 31, 2013: $7,500).

The Company acquired 5,000,000 common shares and 5,000,000 share purchase warrants in Medgold by way of the private placement that closed on February 5, 2014 at a cost of $500,000 and acquired 3,000,000 additional common shares of the Company in November 2014 by exercising 3,000,000 of the warrants at a cost of $330,000.

Key Management Compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2014	2013	2012
Management fees	$ 102,000	$ 79,500	$ 141,000
Salaries, benefits and fees	27,527	119,743	105,429
Share-based payments	-	-	92,271
	$ 129,527	$ 199,243	$ 338,700

Total share-based payments to directors not specified as key management personnel during the year ended December 31, 2014 was $Nil (2013: $ Nil; 2012: $81,165).

Relationship with Mill Street

The Company pays a management fee to Mill Street for the services of Simon Ridgway as President and Chief Executive Officer of the Company.  Simon Ridgway is a director and officer of the Company, and Mill Street is owned by The Ridgway Family Trust, the Trustee of which is Simon Ridgway.  For additional detail regarding Mill Street, refer to Note 14 to the Financial Statements.

Relationship with Gold Group

Commencing July 1, 2012, the Company reimburses Gold Group for shared administrative, exploration and/or capital costs.  The Company and Gold Group have a common director in Simon Ridgway.  For additional detail regarding Gold Group, refer to Note 14 to the Financial Statements.

Relationship with Rackla

Rackla was incorporated pursuant to the Spin-Out which completed on December 8, 2011. As part of the Spin-out, the Company’s interest in its Yukon properties were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited and 600,000 common shares of Cordoba Minerals Corp.

The Spin-out resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for the assets distributed to Rackla. Rackla meets the definition of an associate and has been equity accounted for in the Financial Statements.

During 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant.  Each whole warrant entitled the Company to purchase one additional common share of Rackla at $0.10.

As at December 31, 2012, the Company held 8,521,038 share purchase warrants of Rackla to purchase common shares of Rackla at $0.10 of which 7,175,700 of these warrants expired unexercised in 2013 and the remaining balance of 1,345,338 expired unexercised during the year ended December 31, 2014.  The Company had a 19.5% interest in Rackla as of December 31, 2014.

The Company and Rackla have common Directors in Simon Ridgway and William Katzin.  For additional detail regarding Rackla, refer to note 8 of the Financial Statements.

Relationship with Fortuna

The Company owns a 100% interest in the Tlacolula Property in Mexico. By an agreement signed in September 2009 and amended in December 2012 and November 2014, Fortuna has the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Tlacolula Property and making staged payments totaling US$300,000 cash and US$250,000 in common shares no later than January 31, 2017.  The Company and Fortuna have common directors in Simon Ridgway and Mario Szotlender.

For additional detail regarding this agreement, refer to note 9 of the Financial Statements.

Relationship with Focus

The Company was reimbursed by Focus for shared administrative and personnel costs.  The Company and Focus have common directors in Simon Ridgway and Mario Szotlender.  For additional detail regarding Focus, refer to Note 14 to the Financial Statements.  In addition, subsequent to the year ended December 31, 2014, the Company purchased from Focus for US$1,000,000 a royalty on future phosphate production from the Bayovar 12 Project equal to 2% of Focus’s 70% interest in the Bayovar 12 Project.

Relationship with Medgold

The Company was reimbursed by Medgold for shared administrative and personnel costs, and in 2014 the Company acquired 8,000,000 common shares of Medgold.  The Company and Medgold have a common director in Simon Ridgway.  For additional detail regarding Medgold, refer to Note 14 to the Financial Statements.  In addition, the Company has the right to select, based on the results of Medgold’s exploration work, one of Medgold’s Portugal properties in which the Company will be granted the option to acquire a 51% interest by spending $3.0 million in exploration and development of such property over a period of three years.  As at December 31, 2014, the Company had a 19.1% interest in Medgold.

C.

Interests of Experts and Counsel.

Not applicable.

Item 8  -  Financial Information.

A.

Consolidated Statements and Other Financial Information.

The Financial Statements as required under Item 18 are attached hereto and found immediately following Item 19 of this Annual Report.  The Company’s auditor is BDO.  An auditor’s report of BDO with respect to the fiscal years ended December 31, 2014, 2013 and 2012 and the statements of financial position as at December 31, 2014 and 2013, are included herein immediately preceding the Financial Statements.

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

B.

Significant Changes.

There have been no significant changes in the Company since the date of the Financial Statements other than the Change of Business.  See Item 4.B, “Information on the Company – Business Overview – Change of Business” for further information on the Change of Business.

Item 9  -  The Offer and Listing.

The Company shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV under the symbol “RDU”.

Effective December 22, 2004, the Company’s shares began trading on the U.S. Over-the-Counter Bulletin Board (“OTCBB”) under the trading symbol “RDUFF”.  In 2014, the OTCBB was split into two tiers, and the Company was automatically transitioned to the OTCQB tier.  The Company has since elected not to apply to remain trading on the OTCQB and therefore, trading in the Common Shares has ceased on the OTCQB.  The Common Shares are not currently traded on any of the OTC marketplaces.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices on the TSXV and the OTCQB for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years and for the first quarter of the Company’s 2015 fiscal year, and (c) for each of the most recent six months.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended December 31	TSXV (CAD$)		OTCQB (formerly OTCBB) (US$)
	High	Low	High	Low
2014	$0.15	$0.07	$0.14	$0.06
2013	$0.23	$0.06	$0.23	$0.06
2012	$0.39	$0.15	$0.39	$0.15
2011	$0.93	$0.20	$0.97	$0.17
2010	$0.97	$0.20	$0.33	$0.06

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2015
Period Ended	TSXV (CAD$)		OTCQB (formerly OTCBB) (US$)
	High	Low	High	Low
March 31, 2015	$0.11	$0.08	$0.08	$0.05
December 31, 2014	$0.10	$0.07	$0.09	$0.06
September 30, 2014	$0.14	$0.09	$0.12	$0.08
June 30, 2014	$0.14	$0.10	$0.13	$0.09
March 31, 2014	$0.15	$0.10	$0.14	$0.08
December 31, 2013	$0.14	$0.08	$0.13	$0.07
September 30, 2013	$0.15	$0.08	$0.13	$0.07
June 30, 2013	$0.16	$0.06	$0.15	$0.06
March 31, 2013	$0.23	$0.15	$0.23	$0.14

High and Low Prices for the Most Recent Six Months
	TSXV (CAD$)		OTCQB (formerly OTCBB) (US$)
Period	High	Low	High	Low
April 30, 2015	$0.11	$0.09	$0.08	$0.06
March 2015	$0.10	$0.08	$0.07	$0.05
February 2015	$0.10	$0.08	$0.08	$0.06
January 2015	$0.11	$0.09	$0.07	$0.07
December 2014	$0.10	$0.07	$0.09	$0.06
November 2014	$0.09	$0.08	$0.08	$0.06

On May 8, 2015, the closing price of the Common Shares was $0.09 per Common Share on TSXV.  During the last three years, the Common Shares have not been subject to any trading suspensions.

B.

Plan of Distribution.

Not applicable.

C.

Markets.

The Company shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV under the symbol “RDU”.

Effective December 22, 2004, the Company’s shares began trading on the OTCBB under the trading symbol “RDUFF”.  In 2014, the OTCBB was split into two tiers, and the Company was automatically transitioned to the OTCQB tier.  The Company has since elected not to apply to remain trading on the OTCQB and therefore, trading in the Common Shares has ceased on the OTCQB.  The Common Shares are not currently traded on any of the OTC marketplaces.

D.

Selling Shareholders.

Not applicable.

E.

Dilution.

Not applicable.

F.

Expenses of the Issue.

Not applicable.

Item 10  -  Additional Information.

A.

Share Capital.

Not applicable.

B.

Memorandum and Articles of Association.

The Company does not have a memorandum or articles of association.  Under the BCBCA, the Company is issued from time to time a Notice of Articles setting out the current registered and records offices addresses, directors and authorized share structure.  The by-laws of the Company (the “By-Laws”) are entitled the Articles of the Company.

Company Objects and Purposes

The Company’s By-Laws do not contain any restrictions on the type of business in which the Company may engage.

Directors

Section 17 of the Company’s By-Laws provides that, “A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.  A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.”

Section 13.5 of the By-Laws provides that the directors may from time to time determine the remuneration of directors.

The BCBCA provides that a director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution to approve that contract or transaction.  The BCBCA also provides, however, that a director is deemed to not hold a disclosable interest in a contract or transaction that relates to the remuneration of the director in that person’s capacity as director of the Company or of an affiliate of the Company, and therefore the director may vote on a resolution regarding such remuneration.

The borrowing powers of the directors are addressed in Part 8 of the By-Laws, which states that, “The Company, if authorized by the directors, may:

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

There is no provision in the By-Laws regarding a mandatory age for retirement of directors.  There is no requirement for a director to hold Common Shares of the Company.

Common Shares Rights, Preferences and Restrictions

All of the authorized Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of Common Shares are entitled to one vote for each Common Share held of record on all matters to be acted upon by the shareholders.  Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Actions and Conditions Relating to Changes in Common Shareholder Rights

Any modification, amendment or variation of such shareholder rights or provisions are governed by the BCBCA and must be approved by a vote of at least 2/3 of the votes cast at a shareholders meeting.  Unless the BCBCA or the By-Laws otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority of the Common Shares represented at the shareholders’ meeting.

Annual and Extraordinary Meetings of the Common Shareholders

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including the conditions of admission are described in the By-Laws in Section 10 – Meetings of Shareholders.

Section 10.1 states that, “Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.”

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

(2)

otherwise, 10 days.”

The conditions of admission are described in Section 11.5 of the By-Laws where it is stated that, “The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.”

Limitations on Rights to Own Common Shares

There are no limitations on the rights to own Common Shares of the Company.

Change of Control, Merger, Acquisition or Corporate Restructuring

There is no provision of the By-Laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).  There are no conditions imposed by the By-Laws governing changes in the capital, where such conditions are more stringent that is required by law.

Disclosure of Common Share Ownership

There are no provisions in the By-Laws requiring disclosure of shareholder ownership.

C.

Material Contracts.

The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two year period immediately preceding the filing of this Annual Report.

D.

Exchange Controls.

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares.  There are no limitations under the laws of Canada on the right of non-Canadian owners to hold or vote the Common Shares imposed by Canadian federal or provincial law, or by the charter or other constituent documents of the Company, except those under the Investment Canada Act.  The Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of the Company by non-Canadians.  The threshold for acquisitions of control is generally defined as being one-third or more of our voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.

Taxation.

Canadian Income Tax Consequences

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder.  Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of Common Shares.  The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States and for the purposes of the Canada – United States Tax Convention (the “Tax Convention”), have never been resident in Canada, will never be resident in Canada, have not been deemed to be resident in Canada, deal at arm’s length with the Company, hold their Common Shares as capital property and who will not use or hold the Common Shares in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.  This summary assumes that the Holder is not a United States limited liability company, and that the Holder is entitled to all of the benefits of the Tax Convention and is not precluded from the benefits of the Tax Convention because of Article XXIX-A of the Tax Convention.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Tax Convention as at the date of this Registration Statement and the current administrative practices of Canada Revenue Agency.  This summary does not take into account provincial income tax consequences.  This summary takes into account all amendments to the Tax Act and the Regulations that have been publicly announced by the Canadian Minister of Finance prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their current form.  No assurance, however, can be given that the Tax Proposals will be enacted in the form proposed, or at all.

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

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless (i) the Holder held the common share as capital property used by the Holder carrying on a business in Canada, or the Holder or persons with whom the Holder did not deal at arm’s length or partnerships in which the Holder or a person with whom the Holder did not deal alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company; and (ii) if more than 50% of the fair market value of the shares is also derived directly or indirectly from one or any combination of real property situated in Canada, Canadian resource properties, timber resource properties and certain options, etc.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss  arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of the Common Shares, persons that hold the Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.”  For this purpose, “passive income” generally includes interest, dividends, rents, royalties, certain gains from the sale of commodities and certain other gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for the taxable year ending December 31, 2014, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC.  Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if the Company were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed above, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the PFIC rules discussed above, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

F.

Dividends and Paying Agents.

Not applicable.

G.

Statement by Experts.

Not applicable.

H.

Documents on Display.

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s executive offices, located at Suite 650, 200 Burrard Street, Vancouver, BC V6C 3L6.

I.

Subsidiary Information.

Not applicable.

Item 11  -  Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2014, cash totalling $97,995 (December 31, 2013: $68,059) was held in US dollars, $680 (December 31, 2013: $694) in Nicaragua Cordoba, $99 (December 31, 2013: $4,213) in Guatemala Quetzal, $1,254 (December 31, 2013: $690) in Mexican Pesos and $84 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at December 31, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $10,000 increase or decrease in the Company’s after tax net earnings.

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

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.  The available-for-sale investments held in B2Gold and Focus are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $556,000 decrease in equity.

Item 12  -  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13  -  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14  -  Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15  -  Controls and Procedures.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the annual and interim filings and other reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2014. Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such terms are defined in the Exchange Act. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls over financial reporting is based upon the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2014, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective.

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report that has materially affected or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16  -  [Reserved].

Item 16A  -  Audit Committee Financial Expert.

The Company has identified among the three directors currently serving on the Audit Committee, William Katzin as an audit committee financial expert.  Mr. Katzin is independent of management and has been a Chartered Accountant for over 25 years, with experience working with resource and exploration companies.

Item 16B  -  Code of Ethics.

The Company has not adopted a formal written code of ethics given its small size.  Directors and officers of the Company are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and with a view to the best interests of the Company.

Item 16C  -  Principal Accountant Fees and Services.

The chart below sets forth the total fees incurred by the Company for the Company’s fiscal years ended December 31, 2014 and 2013 for services provided by BDO, and breaks down these amounts by category of service:

	Years ended December 31
	2014	2013
Audit Fees	$46,000	$42,800
Audit Related Fees	-	-
Tax Fees	$7,875	$46,900
All Other Fees	-	-
Total	$53,875	$89,700

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, U.S. filings review, and review of various transactions completed by the Company.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated annual financial statements and are not reported under “Audit Fees”.

“Tax Fees” are fees for professional services rendered for tax compliance, tax advice and tax planning.

“All Other Fees” are for amounts not included in the above categories.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the Company’s auditors to audit the Company’s financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s auditors.  Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.  In 2014, none of the fees paid to the auditors were approved pursuant to the de minimus exception.

Item 16D  -  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E  -  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F  -  Changes in Registrant’s Certifying Accountant.

None.

Item 16G  -  Corporate Governance.

Not applicable.

Item 16H  -  Mine Safety Disclosure.

Not applicable.

PART III

Item 17  -  Financial Statements.

Not applicable.

Item 18  -  Financial Statements.

The Financial Statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The Financial Statements as required under Item 18 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of BDO is included with the Financial Statements.

Item 19  -  Exhibits.

Financial Statements

The Financial Statements of the Company and exhibits listed below are filed with this Annual Report:

Independent Auditor’s Report of BDO Canada LLP, Chartered Accountants, dated April 27, 2015
Consolidated Statements of Financial Position as at December 31, 2014 and 2013
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012
Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
Notes to the Consolidated Financial Statements for the year ended December 31, 2014

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit No.	Description
1 (1)	Certificate of Amalgamation and Articles of the Company dated July 1, 2004.
8 (2)	List of Subsidiaries
31.1	Section 302 Certification of the President, CEO and CFO.
32.1	Section 906 Certification of the President, CEO and CFO.

Notes:

(1)

Incorporated by reference to the Company’s Form 20-F Registration Statement dated July 13, 2005.

(2)

See Item 4.C, “Information on the Company - Organizational Structure”, herein.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the shareholders of Radius Gold Inc.

We have audited the accompanying consolidated financial statements of Radius Gold Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Radius Gold Inc. and its subsidiaries as at December 31, 2014 and 2013, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2014, in accordance with International Financial Reporting Standards, as issued by the IASB.

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, Canada

April 27, 2015

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	December 31,	December 31,
	2014	2013

ASSETS

Current assets
Cash and cash equivalents (Note 5)	$ 1,238,372	$ 1,560,788
Available-for-sale investments (Note 6)	5,561,555	8,687,428
Advances and other receivables (Note 9)	867,837	63,293
Taxes receivable	10,881	11,426
Due from related parties (Note 14)	-	33,817
Prepaid expenses and deposits (Note 14)	72,277	143,981
Total current assets	7,750,922	10,500,733

Non-current assets
Long-term deposits	143,464	134,623
Property and equipment (Note 7)	114,271	153,102
Exploration and evaluation assets (Note 9)	563,391	531,369
Investment in associates (Note 8)	473,001	1
Total non-current assets	1,294,127	819,095

TOTAL ASSETS	$ 9,045,049	$ 11,319,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 14)	$ 121,590	$ 103,059
Total liabilities	121,590	103,059

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,636,658
Accumulated deficit	(54,506,920)	(53,137,013)
Accumulated other comprehensive income	201,108	1,124,511
Total shareholders' equity	8,923,459	11,216,769

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,045,049	$ 11,319,828

Commitments – Note 10

Events after the reporting date – Note 19

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON APRIL 27, 2015 BY:

“Simon Ridgway”	, Director	“William Katzin”	, Director
Simon Ridgway		William Katzin

The accompanying notes form an integral part of these consolidated financial statements.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	2014	2013	2012

EXPLORATION EXPENDITURES (Note 14)	$ 1,354,815	$ 1,039,309	$ 884,966
GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	45,338	47,738	53,865
Consulting fees (Note 14)	-	28,000	127,826
Legal and audit fees	76,025	99,698	186,062
Management fees (Note 14)	102,000	79,500	141,000
Office and miscellaneous (Note 14)	197,982	143,875	152,795
Property investigations (Note 14)	147,638	101,009	19,685
Public relations (Note 14)	19,948	34,792	68,301
Salaries and benefits (Note 14)	108,828	248,635	264,951
Share-based compensation (Notes 12 and 14)	-	-	385,320
Transfer agent and regulatory fees (Note 14)	14,396	18,302	17,192
Travel and accommodation (Note 14)	46,407	42,507	81,621
	758,562	844,056	1,498,618
Loss before other (expenses)/income	(2,113,377)	(1,883,365)	(2,383,584)
OTHER (EXPENSES) INCOME
Share of post-tax losses of associate (Note 8)	(57,000)	(493,318)	(366,950)
Impairment on shares held in associate (Note 8)	-	-	(855,632)
Foreign currency exchange (loss) gain	(4,410)	4,007	(13,062)
Gain on sale of properties (Note 9)	-	-	16,278,410
Loss on disposal of property (Note 9)	-	-	(3,823,118)
Loss on disposal of property and equipment	-	-	(41,780)
Gain on sale of marketable securities	1,289,708	81,217	46,065
Impairment on available-for-sale investments (Note 6)	(441,320)	(5,934,443)	(20,148)
Gain from mineral property option agreements	-	98,590	101,564
Investment income	43,245	22,141	8,883
Write off of exploration and evaluation costs (Note 9)	(86,753)	(171,815)	-
Write off of receivables	-	(10,777)	(1,291)
Net (loss) income for the year	$ (1,369,907)	$ (8,287,763)	$ 8,929,357
Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss:
Fair value (losses) gains on available-for-sale investments (Note 6)	(923,403)	517,005	97,132
Total comprehensive (loss) income	$ (2,293,310)	$ (7,770,758)	$ 9,026,489
Basic and diluted (loss) earnings per share (Note 3)	$(0.02)	$(0.10)	$0.10
Weighted average number of common shares outstanding	86,675,617	86,675,617	86,675,617

The accompanying notes form an integral part of these consolidated financial statements.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income	Accumulated deficit	Total
Balance, December 31, 2011	86,675,617	$ 56,592,613	$ 6,251,338	$ 510,374	$ (53,778,607)	$ 9,575,718
Income for the year	-	-	-	-	8,929,357	8,929,357
Available-for-sale investments	-	-	-	97,132	-	97,132
Share-based compensation	-	-	385,320	-	-	385,320
Balance, December 31, 2012	86,675,617	56,592,613	6,636,658	607,506	(44,849,250)	18,987,527
Loss for the year	-	-	-	-	(8,287,763)	(8,287,763)
Available-for-sale investments	-	-	-	517,005	-	517,005
Balance, December 31, 2013	86,675,617	56,592,613	6,636,658	1,124,511	(53,137,013)	11,216,769
Loss for the year	-	-	-	-	(1,369,907)	(1,369,907)
Available-for-sale investments	-	-	-	(923,403)	-	(923,403)
Balance, December 31, 2014	86,675,617	$ 56,592,613	$ 6,636,658	$ 201,108	$ (54,506,920)	$ 8,923,459

The accompanying notes form an integral part of these consolidated financial statements.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	2014	2013	2012
Cash provided by (used in):
OPERATING ACTIVITIES
Net (loss) income for the year	$ (1,369,907)	$ (8,287,763)	$ 8,929,357
Items not involving cash:
Amortization	45,338	47,738	53,865
Gain from mineral property option agreements	-	(98,590)	(101,564)
Gain on sale of exploration and evaluation asset (Note 9)	-	-	(16,278,410)
Loss from disposal of exploration and evaluation asset (Note 9)	-	-	3,823,118
Loss from disposal of property and equipment	-	-	41,780
Write off of exploration and evaluation assets	86,753	171,815	-
Write off of receivables	-	10,777	1,291
Investment income	-	(22,141)	(8,883)
Impairment of available-for-sale investments (Note 6)	441,320	5,934,443	20,148
Impairment of shares held in associate	-	-	855,632
Gain on sale of marketable securities	(1,289,708)	(81,217)	(46,065)
Share of post-tax losses of associate	57,000	493,318	366,950
Share-based compensation	-	-	385,320
	(2,029,204)	(1,831,620)	(1,957,461)
Changes in non-cash working capital items:
Advances and other receivables	(4,544)	(33,920)	295,770
Taxes receivable	545	37,777	312,494
Prepaid expenses and deposits	71,704	(10,903)	155,755
Long-term deposits	(8,841)	-	(3,198)
Due from related parties	33,817	83,130	424,942
Accounts payable and accrued liabilities	18,531	(152,242)	(520,138)
Cash used in operating activities	(1,917,992)	(1,907,778)	(1,291,836)

INVESTING ACTIVITIES
Investment in associate (Note 8)	(830,000)	-	(215,254)
Expenditures on exploration and evaluation asset acquisition costs	(118,775)	(171,815)	-
Loans advanced (Note 9)	(800,000)	-	-
Investment income	-	22,141	8,883
Proceeds from mineral property option agreements	-	49,295	50,782
Proceeds from disposal of mineral property (Note 9)	-	-	98,750
Expenses incurred on sale of mineral property rights (Note 9)	-	-	(304,746)
Proceeds from sale of marketable securities and investments (Note 6)	3,350,858	2,575,812	928,365
Proceeds from sale of property and equipment	-	-	4,078
Purchase of property and equipment (Note 7)	(6,507)	(1,234)	(48,229)
Cash provided by investing activities	1,595,576	2,474,199	522,629
(Decrease)/increase in cash and cash equivalents	(322,416)	566,421	(769,207)
Cash and cash equivalents - beginning of year	1,560,788	994,367	1,763,574
Cash and cash equivalents - end of year	$ 1,238,372	$ 1,560,788	$ 994,367

The accompanying notes form an integral part of these consolidated financial statements.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties or investment in companies which hold mineral property interests. The address of the Company’s head office is 650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

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

For the year ended December 31, 2014

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

Details of the Company’s principal subsidiaries at December 31, 2014 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Radius Gold (U.S.) Inc.	Nevada, USA	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company

b)

Investment in Associates

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of profit or loss and other comprehensive income, except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to fund those losses.

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

For the year ended December 31, 2014

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

Options are exercisable entirely at the discretion of the optionee and amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the statement of financial position and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of profit or loss and other comprehensive income.

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

For the year ended December 31, 2014

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

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

g)

Earnings / Loss per Share

Basic income/loss per share is calculated by dividing the net income/loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.

For the years ended December 31, 2014, 2013 and 2012, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 4,775,000 (2013: 4,915,000; 2012: 14,945,001) were not included in the computation of earnings/loss per share, because their effect was anti-dilutive (2013: their effect was anti-dilutive; 2012: were out of the money).  As such, basic and diluted earnings and losses per share are the same for the periods presented.

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

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

j)

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of profit or loss and other comprehensive income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of profit or loss and other comprehensive income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of profit or loss and other comprehensive income. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

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

At December 31, 2014, exploration and evaluation rehabilitation costs were not considered significant.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

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

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

m)

Financial Instruments – (cont’d)

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. Any subsequent increase in the fair value of available-for-sale investments are recorded through other comprehensive income. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive income to profit or loss.

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

The Company has made the following designations of its financial instruments:

Cash and cash equivalent	Loans and receivables
Investments in available-for-sale investments	Available-for-sale financial assets
Advances and other receivables	Loans and receivables
Amounts due from related parties	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

n)

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2014, the Company adopted the following revised standards that were issued by the IASB.

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The amendments did not have an impact on the Company’s consolidated financial statements.

o)

Standards, Amendments and Interpretations Not Yet Effective

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

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

a)

Where the Company holds the largest shareholding in an investment and has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc. (“Rackla”) and Medgold Resources Corp (“Medgold”), as of November 4, 2014, when the Company increased its shareholding in Medgold from 14.4% to 19.1%;

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

For the year ended December 31, 2014

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

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value. As of December 31, 2014, available-for-sale investments consisted of 2,826,394 (2013: 3,883,394) common shares of B2Gold Corp. (“B2Gold”), and 1,007,406 (2013: 1,007,406) common shares of Focus Ventures Ltd. (“Focus”), all of which are public companies.

During the year ended December 31, 2014, the Company entered into a strategic alliance agreement with Medgold whereby the Company has the right to option one of Medgold’s properties in Portugal (Note 9). As part of this strategic alliance, the Company acquired 5,000,000 common shares and 5,000,000 share purchase warrants in Medgold by way of a private placement at a cost of $500,000, with such instruments being classified as available-for-sale investments upon initial recognition. Each Medgold warrant entitles the Company to purchase an additional common share exercisable for two years at a price of $0.15. The Medgold share purchase warrants are not tradable on an exchange.  During the year ended December 31, 2014, the Company determined that the decline in value of Medgold shares was significant and, accordingly, recorded an impairment of $300,000. Also during the current year, the exercise price for 3,000,000 of the Medgold warrants was reduced from $0.15 to $0.11 per share, for the one tranche, and the Company exercised the 3,000,000 warrants at a cost of $330,000. As a result of the Company’s holding in Medgold increasing from 14.4% to 19.1% upon the exercise of these warrants on November 4, 2014, the Company is able to exercise significant influence over Medgold and the investment in Medgold has been reclassified as an investment in associate (Note 8).

The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property. The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2014, the Company sold 1,057,000 (2013: 677,500; 2012: 255,000) B2Gold shares for proceeds of $3,350,858 (2013: $2,421,814; 2012: $928,365) and recorded a gain on sale of available-for-sale investments of $1,289,708 (2013: $77,664; 2012: $46,065).  Also during the year ended December 31, 2014, an impairment charge of $141,320 (2013: $5,863,925, 2012: $Nil) was charged against the B2Gold shares due the fair value of the shares being less than the adjusted cost base as of December 31, 2014.

During the year ended December 31, 2013, the Company sold all of its 34,589 common shares of Fortuna Silver Mines Inc. (“Fortuna”) for proceeds of $153,998.

As at December 31, 2014, the fair value based on quoted market prices of the available-for-sale investments was $5,561,555 (December 31, 2013: $8,687,428). An unrealized loss of $923,403 was recorded in other comprehensive income during the year ended December 31, 2014 (2013: unrealized gain of $517,005; 2012: unrealized gain of $97,132).  An unrealized loss of $893,181 for the current year related to B2Gold shares (2013: unrealized gain of $437,091; unrealized gain of 2012: $456,090).

During the year ended December 31, 2013, the Company determined that the decline in value of the Focus shares was prolonged and, accordingly, recorded an impairment of $70,518 (2012: $20,148).

The fair value of quoted securities is based on published market prices.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

6.

AVAILABLE-FOR-SALE INVESTMENTS – (cont’d)

	B2Gold	Focus	Medgold(3)	Fortuna	Rackla(1)(2)	Total
Balance, December 31, 2011	$ -	$ 201,481	$ -	$ 81,441	$ 358,785	$ 641,707
Acquisition of shares	16,662,993	-	-	50,782	-	16,713,775
Disposition of shares	(882,300)	-	-	-	-	(882,300)
Impairment adjustment	-	(20,148)	-	-	-	(20,148)
Net change in fair value recorded in other comprehensive income	456,090	-	-	(36,051)	(322,907)	97,132
Balance, December 31, 2012	16,236,783	181,333	-	96,172	35,878	16,550,166
Acquisition of shares	-	-	-	49,295	-	49,295
Disposition of shares	(2,344,150)	-	-	(150,445)	-	(2,494,595)
Impairment adjustment	(5,863,925)	(70,518)	-	-	-	(5,934,443)
Net change in fair value recorded in other comprehensive income	437,091	110,814	-	4,978	(35,878)	517,005
Balance, December 31, 2013	8,465,799	221,629	-	-	-	8,687,428
Acquisition of shares	-	-	500,000	-	-	500,000
Disposition of shares	(2,061,150)	-	-	-	-	(2,061,150)
Impairment adjustment (Note 6)	(141,320)	-	(300,000)	-	-	(441,320)
Reclassification as investment in associate (Note 8)	-	-	(200,000)	-	-	(200,000)
Net change in fair value recorded in other comprehensive income	(893,181)	(30,222)	-	-	-	(923,403)
Balance, December 31, 2014	$ 5,370,148	$ 191,407	$ -	$ -	$ -	$ 5,561,555

(1)

The Company’s holding of 7,175,700 tradable Rackla warrants expired during the year ended December 31, 2013.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla with a fair value of $147,996 as of December 31, 2014 but they are recorded as an investment in associate (Note 8).

(3)

The Company holds 8,000,000 free trading common shares of Medgold with a fair value of $560,000 as of December 31, 2014 but the investment was reclassified from an available-for-sale investment to an investment in associate during the year ended December 31, 2014 (Note 8).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2012	$ 59,004	$ 215,638	$ 248,085	$ 62,656	$ 83,594	$ 2,480	$ 671,457
Additions	-	-	1,234	-	-	-	1,234
Balance, December 31, 2013	59,004	215,638	249,319	62,656	83,594	2,480	672,691
Additions	3,758	-	2,749	-	-	-	6,507
Balance, December 31, 2014	$ 62,762	$ 215,638	$ 252,068	$ 62,656	$ 83,594	$ 2,480	$ 679,198

Accumulated amortization
Balance, December 31, 2012	$ 25,967	$ 175,425	$ 187,541	$ 29,739	$ 51,732	$ 1,447	$ 471,851
Charge for period	4,800	10,157	19,163	6,936	6,372	310	47,738
Balance, December 31, 2013	30,767	185,582	206,704	36,675	58,104	1,757	519,589
Charge for period	5,300	10,655	15,674	8,394	5,098	217	45,338
Balance, December 31, 2014	$ 36,067	$ 196,237	$ 222,378	$ 45,069	$ 63,202	$ 1,974	$ 564,927

Carrying amounts
At December 31, 2013	$ 28,237	$ 30,056	$ 42,615	$ 25,981	$ 25,490	$ 723	$ 153,102
At December 31, 2014	$ 26,695	$ 19,401	$ 29,690	$ 17,587	$ 20,392	$ 506	$ 114,271

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATES

Medgold

On November 4, 2014, the Company acquired 3,000,000 common shares of Medgold by way of exercising 3,000,000 share purchase warrants at a cost of $330,000, bringing the Company’s total holdings in Medgold to 8,000,000 common shares, representing an increase from 14.4% to 19.1% of Medgold’s outstanding common shares.  Upon this transaction, Medgold met the definition of an associate and therefore reclassified its holdings in Medgold from an available-for-sale investment to investment in associate and has been equity accounted for in the consolidated financial statements.  As well as being the largest shareholder in Medgold, the Company also had two common directors as of December 31, 2014 and has common management members. As at December 31, 2014, the Company held 2,000,000 share purchase warrants of Medgold to purchase common shares of Medgold.  Each Medgold warrant entitles the Company to purchase an additional common share exercisable for two years at a price of $0.15. The Medgold share purchase warrants are not tradable on an exchange.

The following table shows the continuity of the Company’s interest in Medgold for the period from November 4, 2014 to December 31, 2014:

Available-for-sale investment reclassified as investment in associate	$ 200,000
Increase in investment	330,000
Less: share of losses in associate	(57,000)
Balance, December 31, 2014	$ 473,000

The Company’s share of losses in Medgold during the year is only for the period from November 4, 2014 to December 31, 2014.

The financial statement balances of Medgold are as follows:

December 31, 2014
Total current assets	$ 543,200
Total assets	1,407,082
Total current liabilities	561,853
Total liabilities	766,309
Net loss	2,048,113

At December 31, 2014, the fair value of the 8,000,000 common shares of Medgold was $560,000.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATES – (cont’d)

Rackla

As at December 31, 2014, the Company held 9,866,376 (2013: 9,866,376) common shares of Rackla, representing 19.5% of Rackla’s outstanding common shares.  As at December 31, 2012, the Company held 8,521,038 share purchase warrants of Rackla to purchase common shares of Rackla at $0.10 of which 7,175,700 of these warrants expired unexercised in 2013 and the remaining balance of 1,345,338 expired unexercised during the year ended December 31, 2014.

Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2012 to December 31, 2014:

Balance, December 31, 2011	$ 1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	$ 493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013 and 2014	$ 1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The cumulative unrecognized share of losses for the associate is $566,982.

The financial statement balances of Rackla are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Total current assets	$ 59,064	$ 173,069	$ 1,073,515
Total assets	209,044	1,221,037	5,691,377
Total liabilities	102,550	36,543	133,734
Net loss	1,081,000	4,373,259	1,856,402

At December 31, 2014, the fair value of the 9,866,376 common shares of Rackla was $147,996 (2013: $197,328).

9.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	United States	Mexico	Total
Balance, December 31, 2012	$ 531,369	$ -	$ -	$ 531,369
Additions	-	-	171,815	171,815
Write-off acquisition costs	-	-	(171,815)	(171,815)
Balance, December 31, 2013	531,369	-	-	531,369
Additions	-	118,775	-	118,775
Write-off acquisition costs	-	(86,753)		(86,753)
Balance, December 31, 2014	$ 531,369	$ 32,022	$ -	$ 563,391

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Idaho - USA

i)

Blue Hill Gold Property

During the year ended December 31, 2014, the Company entered into an agreement with Otis Gold Corp (“Otis”) for the right to acquire a 70% interest in the Blue Hill Gold Property, subject to a 2.5% net smelter return royalty, which consists of 36 federal lode mining claims located on federal land comprising 295 hectares and one Idaho State lease comprising 33 hectares in the Cassia County, Idaho.  The option may be exercised by making cash payments to Otis totaling US$525,000 (US$30,000 paid) and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years according to the following schedule:

a)

US$30,000 cash upon signing of agreement (paid);

b)

US$50,000 cash and US$500,000 in exploration expenditures by the first year anniversary;

c)

US$100,000 cash and a cumulative of US$1,500,000 in exploration expenditures by the second year anniversary;

d)

US$100,000 cash and a cumulative of US$3,000,000 in exploration expenditures by the third year anniversary; and

e)

US$245,000 cash and a cumulative of US$5,000,000 in exploration expenditures by the fourth year anniversary.

ii)

Mineral Property

During the year ended December 31, 2014, the Company entered into an agreement with Merrill Palmer to lease a 100% interest in the Mineral Property which consists of a series of federal mining claims in the historic Mineral Mining District, Washington County, Idaho. The lease of 100% of the Mineral Property (subject to a 3.0% net smelter return royalty) was for up to 99 years which the Company could keep in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year (paid) and increasing US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 would have been required until commercial production had commenced.  During the first five years of the lease, the Company could have reduced the NSR royalty to 1.5% by paying US$2.0 million to Mr. Palmer. Subsequent to December 31, 2014, the Company decided to terminate the lease. The Company also staked an additional 47 claims at a cost of $32,174 during the current year to be part of the Mineral Property. These staked claims were transferred to Mr. Palmer upon termination of the lease.

During the year ended December 31, 2014, a total of $86,753 in acquisition costs had been recorded for the Mineral property and then written off as of December 31, 2014.

Portugal

i)

Medgold Strategic Alliance

On January 8, 2014, the Company entered into a strategic alliance agreement with Medgold whereby the Company has the right to option one of Medgold’s properties in Portugal. For a period of eighteen months, the Company may select one of the Medgold’s Portuguese properties in which the Company will be granted the option to earn a 51% interest by spending $3,000,000 on exploration and development of that property.  Upon exercise of the option, a joint venture will be formed between Medgold and the Company to further develop the property. As of December 31, 2014, the Company has not yet exercised its right to option one of the Portuguese properties.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

By an agreement signed in September 2009 and subsequently amended in December 2012 and then again on November 10, 2014, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property and making staged payments totaling US$300,000 cash and US$250,000 in common stock no later than January 31, 2017 and according to the following schedule:

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

e)

US$50,000 cash within ten days after TSXV approval of the November 10, 2014 amending agreement (received subsequent to December 31, 2014);

f)

incurring US$2 million on exploration of the Property within 12 months of receipt of a drill permit, such work to include at 1,500 metres of drilling; and

g)

US$100,000 cash and US$100,000 cash equivalent in shares within 90 days of completion of the 1,500 metres of drilling.

The Company and Fortuna have two common directors.

ii)

Cerro Las Minitas Property

In November 2014, the Company loaned $800,000 to Southern Silver Exploration Corp. (“Southern Silver”) in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico. In consideration of the loan, Southern Silver granted to the Company an exclusive option for 120 days to settle the terms of a business arrangement for the Company to acquire either a direct or indirect interest in the Cerro Las Minitas claims, whereby the Company would participate in the continued exploration and development of the property. Security for the loan consisted of an option to earn a 100% interest in the Cerro Las Minitas claims.

At the election of the Company, the loan could be converted into common shares of Southern Silver at a rate of $0.05 per share. The loan was repayable on demand, provided that the Company shall not demand payment for a period of one year. Interest was payable annually at 8% per annum, and the Company was restricted from holding more than 19.9% of the then issued and outstanding shares of Southern Silver in opting to receive shares of Southern Silver as repayment.

This hybrid instrument is convertible at Radius’ sole option, and hence contains both a host loan receivable and a derivative asset. The hybrid instrument was fair valued on initial recognition and as at December 31, 2014 at $800,000.

Subsequent to December 31, 2014, the Company decided to not pursue obtaining an interest in the Cerro Las Minitas claims. On March 17, 2015 the Company elected to have $300,000 of the hybrid instrument converted to 6,000,000 common shares of Southern Silver, and the remaining loan principal balance of $500,000 plus $21,742 in interest was paid to the Company in full satisfaction of the repayment of the loan. On conversion of the hybrid instrument, a fair value gain of $180,000 was recognized on the Southern Silver shares held.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Mexico – (cont’d)

iii)

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

Guatemala

i)

Southeast Guatemala Ag-Au Epithermal Fields (formerly called Banderas)

The Company’s 100% owned land holdings in southeast Guatemala as at December 31, 2014 consist of 34 concessions (three exploitation applications, 30 exploration applications, and one reconnaissance application) filed with the Guatemala Ministry of Energy and Mines covering a total of 230,489 hectares.  The three exploitation applications were filed in order to convert one previously granted exploration licence to exploitation; until the exploitation licences are granted, the granted exploration licence remains in place.

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

A loss on the disposal of the property totaling $3,823,118, net of costs, has been charged to the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2012 as follows:

Proceeds of disposition	$ 98,750
Less:
Carrying value of mineral property	(3,489,495)
Transaction costs	(2,645)
Write-off of amount receivable	(429,728)
Net loss on disposal of mineral property	$ (3,823,118)

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Guatemala – (cont’d)

ii)

Tambor Project – (cont’d)

In 2013, due to the uncertainty of receiving future production payments from KCA, the Company wrote-off a receivable balance of $10,777 (2012: $429,728) and had not recognized a contingent gain on potential royalty payments.  Future payments from KCA, whether as a royalty or repayment of the outstanding receivable balance, will be recorded as revenue at such time they are virtually certain to be received, which was the position as at December 31, 2014.  Subsequent to December 31, 2014, as a result of commercial production having commenced, KCA paid to the Company US$341,063 as settlement for the outstanding receivable balance. The recovery will be recognized in fiscal 2015.

iii)

Regional Exploration

During 2014, 2013 and 2012, the Company conducted property investigation work on other prospective properties.

Nicaragua

i)

Sale to B2Gold

Based on a previous option agreement with the Company, B2Gold earned in 2012 a 60% interest in the Company’s Trebol and Pavon gold properties in Nicaragua by expending a total of US$4 million on exploration, resulting in B2Gold and the Company holding 60% and 40%, respectively, of the rights and obligations to a joint venture.  In April 2012 the Company and B2Gold entered into a binding letter agreement pursuant to which B2Gold agreed, among other things, to acquire a 100% interest in the Trebol and Pavon properties. In August 2012 the sale was completed with the Company receiving consideration of 4,815,894 common shares of B2Gold, with a fair value of $16,662,993 at the time of issuance.  In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves outlined at the Trebol property in excess of 500,000 ounces (on a 100% basis).

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

ii)

Joint Venture Properties

As of the completion of the property sale described above, B2Gold and the Company entered into a joint venture agreement with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua to jointly explore the properties with B2Gold and the Company owning 60% and 40%, respectively, of the rights and obligations of each joint venture.  In 2013, an agreement was reached whereby the Company would sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property, and B2Gold would have the right to purchase one-half of each royalty for US$1,000,000. The Company and B2Gold have since decided to relinquish the La Magnolia concession. Formal agreements were signed by the companies in October 2014.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

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

2015	$ 300,998
2016	225,690
2017	190,608
2018	190,608
2019	190,608
$ 1,098,512

For the year ended December 31, 2014, the Company received a total of $211,473 (2013: $247,294; 2012: $235,454) from those companies it rents space to.

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Fiscal 2014, 2013 and 2012

There was no share capital activity during the years ended December 31, 2014, 2013 and 2012.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2012 to December 31, 2014:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2011	10,240,737	$0.59
Expired	(905,736)	$0.49
Balance, December 31, 2012	9,335,001	$0.43
Expired	(9,335,001)	$0.43
Balance, December 31, 2013 and 2014	-	-

As at December 31, 2014, no share purchase warrants were outstanding.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

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

The following is a summary of changes in options for the year ended December 31, 2014:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	(140,000)	150,000	150,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,135,000	-	-	-	2,135,000	2,135,000
			4,915,000	-	-	(140,000)	4,775,000	4,775,000
Weighted average exercise price			$0.35	-	-	$0.81	$0.34	$0.34

The following is a summary of changes in options for the year ended December 31, 2013:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	(575,000)	-	-
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	-	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,255,000	-	-	(120,000)	2,135,000	2,135,000
			5,610,000	-	-	(695,000)	4,915,000	4,915,000
Weighted average exercise price			$0.34	-	-	$0.25	$0.35	$0.35

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

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

There were no options exercised during the years ended December 31, 2014, 2013 and 2012.

b)

Fair Value of Options Issued During the Year

There were no options granted during the years ended December 31, 2014 and 2013. The weighted average fair value at grant date of options granted during the year ended December 31, 2012 was $0.17 per option.

The weighted average remaining contractual life of the options outstanding at December 31, 2014 is 6.51 years.

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

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

b)

Fair Value of Options Issued During the Year – (cont’d)

The model inputs for options granted during the year ended December 31, 2012 included:

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

c)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year as part of share-based compensation expense were $Nil (2013: $Nil; 2012: $385,320).

As of December 31, 2014, 2013, and 2012 there was no amount of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the years ended December 31, 2014, 2013, and 2012.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

13.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Income (loss) before income taxes	$ (1,369,907)	$ (8,287,763)	$ 8,929,357
Tax charge/(recovery) based on the statutory rate of 26% (2013: 25.75%; 2012: 25%)	(356,000)	(2,134,000)	2,232,000
Non-deductible expenses	72,000	277,000	190,000
Different tax rates in other jurisdictions	41,000	91,000	(3,172,000)
Non-taxable portion of capital gains	(110,000)	892,000	150,000
Reduction in statutory rate	-	(82,000)	-
Initial recognition exemption and other	(131,000)	8,000	197,000
Changes in unrecognized deferred tax assets	484,000	948,000	403,000
Total income tax expense / (recovery)	$ -	$ -	$ -

Effective January 1, 2014, the Canadian Federal corporate tax rate and provincial tax rate remained at 15% and 11% respectively.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2014 taxation year for the Cayman Islands, 30.0% for Mexico, 5.0% for Guatemala and 30.0% for Nicaragua.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	December 31, 2014	December 31, 2013
Loss carry forwards	$ 1,393,000	$ 1,066,000
Property and equipment	128,000	119,000
Mineral properties	774,000	604,000
Available-for-sale investments	574,000	633,000
Investment in Associates	109,000	72,000
Other deductible temporary differences	167,000	167,000
Unrecognized tax assets	(3,145,000)	(2,661,000)
	$ -	$ -

As at December 31, 2014, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2026	$ 108,000
2027	$ 1,009,000
2028	$ 653,000
2030	$ 832,000
2032	$ 1,091,000
2033	$ 864,000
2034	$ 800,000
Total	$ 5,357,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended December 31, 2014, 2013 and 2012 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla (Associate)	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold	Shared general and administrative expenses
Cordoba Minerals Corp.	Shared general and administrative expenses
Voyager Gold Corp.	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements, the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the years ended December 31, 2014, 2013, and 2012:

	2014	2013	2012
Expenses:
Salaries and benefits	$ 14,578	$ 15,969	$ 34,488
Mineral property costs:
Salaries and benefits	5,306	42,354	76,979
	$ 19,884	$ 58,323	$ 111,467

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the years ended December 31, 2014, 2013 and 2012, the Company reimbursed Gold Group the following:

	2014	2013	2012
General and administrative expenses:
Consulting fees	$ -	$ 3,000	$ -
Office and miscellaneous	44,274	46,305	29,828
Property investigations	-	31,260	-
Public relations	8,719	3,963	4,048
Salaries and benefits	94,860	246,469	10,707
Transfer agent and regulatory fees	3,749	3,110	-
Travel and accommodation	17,494	17,304	18,949
	$ 169,096	$ 351,411	$ 63,532
Exploration expenditures	$ -	$ 59,333	$ -

Salary and benefits costs for the year ended December 31, 2014 include those for the Chief Financial Officer and Corporate Secretary (2013 and 2012: Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary).

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS – (cont’d)

Long-term deposits include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Due from related parties of $Nil (December 31, 2013: $33,817) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts were unsecured, non-interest bearing and due on demand.

Accounts payable and accrued liabilities include $34,297 payable to Gold Group for shared administrative costs (December 31, 2013: $31,369) and $Nil to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees (December 31, 2013: $7,500).

The Company acquired 5,000,000 common shares and 5,000,000 share purchase warrants in Medgold by way of the private placement that closed on February 5, 2014 at a cost of $500,000 and acquired 3,000,000 additional common shares of the Company by exercising 3,000,000 of the warrants at a cost of $330,000 (Note 8).

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2014	2013	2012
Management fees	$ 102,000	$ 79,500	$ 141,000
Salaries, benefits and fees	27,527	119,743	105,429
Share-based payments	-	-	92,271
	$ 129,527	$ 199,243	$ 338,700

Total share-based payments to directors not specified as key management personnel during the year ended December 31, 2014 was $Nil (2013: $ Nil; 2012: $81,165).

15.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to precious metals exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, USA, Guatemala, Nicaragua, Mexico and Caymans. Details of identifiable assets by geographic segments are as follows:

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION – (cont’d)

Year ended December 31, 2014	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Exploration expenditures	$ -	$946,313	$ 177,774	$ 12,682	$ 218,046	$ -	$ 1,354,815
Exploration and evaluation assets written off	-	86,753	-	-	-	-	86,753
Gain on sale of available-for-sale investments	1,289,708	-	-	-	-	-	1,289,708
Investment income	43,245	-	-	-	-	-	43,245
Amortization	26,573	-	13,319	5,446	-	-	45,338
Net income/(loss)	94,343	(946,313)	(340,337)	(20,849)	(192,661)	35,910	(1,369,907)
Capital expenditures*	6,507	118,775	-	-	-	-	125,282

Year ended December 31, 2013	Canada	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Exploration expenditures	$ -	$ 478,760	$ 30,081	$ 530,468	$ -	$ 1,039,309
Exploration and evaluation assets written off	-	-	-	171,815	-	171,815
Gain on sale of available-for-sale investments	81,217	-	-	-	-	81,217
Investment income	22,141	-	-	-	-	22,141
Amortization	34,298	12,758	682	-	-	47,738
Net loss	(6,901,127)	(641,786)	(35,519)	(681,204)	(28,127)	(8,287,763)
Capital expenditures*	-	1,234	-	171,815	-	173,049

Year ended December 31, 2012	Canada	Guatemala	Nicaragua	Caymans	Consolidated
Exploration expenditures	$ -	$ 794,388	$ 17,406	$ 73,172	$ 884,966
Gain on sale of available-for-sale investments	46,065	-	-	-	46,065
Interest income	8,883	-	-	-	8,883
Amortization	41,125	10,964	1,776	-	53,865
Net income/(loss)	(2,779,050)	(4,442,082)	(450,324)	16,600,813	8,929,357
Capital expenditures*	19,670	28,559	-	-	48,229

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at December 31, 2014	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Total current assets	$ 7,430,559	$ -	$ 12,298	$ 8,003	$ 33,908	$ 266,154	$ 7,750,922
Total non-current assets	709,801	32,022	552,717	(413)	-	-	1,294,127
Total assets	$ 8,140,360	$ 32,022	$ 565,015	$ 7,590	$ 33,908	$ 266,154	$ 9,045,049
Total liabilities	$ 111,963	$ -	$ 2,933	$ 1,208	$ 5,486	$ -	$ 121,590

As at December 31, 2013	Canada	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Total current assets	$ 10,116,791	$ 53,207	$ 9,968	$ 32,223	$ 288,544	$ 10,500,733
Total non-current assets	248,029	566,034	5,032	-	-	819,095
Total assets	$ 10,364,820	$ 619,241	$ 15,000	$ 32,223	$ 288,544	$ 11,319,828
Total liabilities	$ 93,762	$ 1,529	$ 2,178	$ 5,586	$ 4	$ 103,059

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2014, cash totalling $97,995 (December 31, 2013: $68,059) was held in US dollars, $680 (December 31, 2013: $694) in Nicaragua Cordoba, $99 (December 31, 2013: $4,213) in Guatemala Quetzal, $1,254 (December 31, 2013: $690) in Mexican Pesos and $84 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at December 31, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $10,000 increase or decrease in the Company’s after tax net earnings.

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

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold and Focus are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $556,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

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

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At December 31, 2014, the Company had working capital of $7.6 million (December 31, 2013: $10.4 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Management considers that due to their short-term nature the carrying amounts of financial assets and financial liabilities, which include cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties are assumed to approximate their fair values.

The fair value investments in associates are detailed in the following table:

	December 31, 2014	December 31, 2014
	Book value	Fair value
Financial assets
Shares held in Rackla and recorded as investment in associate (Note 8)	$ 1	$ 147,996
Shares held in Medgold and recorded as investment in associate (Note 8)	$ 473,000	$ 560,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the year ended December 31, 2014. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

18. CHANGE IN PRESENTATION

The Company has reclassified certain prior period expenses to conform to the current year presentation of expenses.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

19.

EVENTS AFTER THE REPORTING DATE

Subsequent to December 31, 2014, the following events which have not been disclosed elsewhere in these consolidated financial statements have occurred:

•

In March 2015, the Company acquired an option to earn a 100% interest in the Margarita Silver Project located in the State of Chihuahua, Mexico.  The Project consists of two mining exploration licenses comprising a total of 125 hectares. The Company can earn the 100% interest in the project by making cash payments to the property owners, two private Mexico corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty. The Company may re-purchase the royalty at any time for US$500,000.

•

In April 2015, the Company purchased from Focus a production royalty equivalent to 2% of Focus’s 70% interest in future phosphate production from the Bayovar 12 project located in the Sechura district of northern Peru.  The purchase price for the royalty was US$1,000,000.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal. The Company and Focus are related parties.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: May 15, 2015	RADIUS GOLD INC.
	By:	/s/ Simon Ridgway
Name: Simon Ridgway
Title: Chief Executive Officer

