Form 20-F/A
period 2014-12-31
RADIUS GOLD INC.
filed 2015-11-04
CIK 1113260

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.   86,675,617 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   ☐     No  ☒

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

The Company considers the Margarita Property to be its only material property and the Company is focusing its exploration resources on this property.

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

Current Plans

The Company’s activities are currently focused on investigating suitable companies or projects for possible investment or acquisition, and conducting an exploration program on the Margarita Project.  See Item 4.D, Information on the Company – Property, Plants and Equipment – Material Property – Mexico -Margarita Property” for detail regarding the Margarita Property.

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

A description of the Company’s directly held interests in mineral properties is set out below.

Material Property

Mexico - Margarita Property

Option Agreement Terms

Pursuant to an agreement (the “Margarita Option Agreement”) dated as of February 24, 2015, as amended August 24, 2015, the Company acquired an option (the “Margarita Option”) to earn a 100% interest in the Margarita silver property (the “Margarita Property”) located in the State of Chihuahua, Mexico.  The Margarita Property consists of two granted exploration concessions as follows:

Name of Concession	Concession Number	Hectares	Grant Date	Expiry Date

El Tren	172158	54.7700	Sept. 26 1983	Sept. 26, 2033
Margarita	171530	70.8555	Oct. 20, 1982	Oct. 20, 2032
		125.6255

The Company can earn the 100% interest in the Margarita Property by making cash payments to the property owners, two private Mexican corporations (the “Optionors”), totalling US$3,000,000 over a period of five years following issuance of a drill permit.  In order to keep the Margarita Option in good standing, the Company must:

(a)

submit an application to the mining authorities in Mexico for an exploration drilling permit (the “Permit”) within ten months of the date of the Margarita Option Agreement (the “Permit Application Deadline”); and

(b)

pay a total of US$3,000,000 plus tax in cash to the Optionors as follows:

(i)

US$20,000 on the date of the Margarita Option Agreement (paid);

(ii)

US$30,000 on the earlier of the Permit Application Deadline and the date (the “Permit Date”) that the Mexico mining authorities issue the Permit;

(iii)

US$75,000 on the date that is 12 months following the Permit Date;

(iv)

US$125,000 on the date that is 24 months following the Permit Date;

(v)

US$500,000 on the date that is 36 months following the Permit Date;

(vi)

US$750,000 on the date that is 48 months following the Permit Date; and

(vii)

US$1,500,000 on the date that is 60 months following the Permit Date.

In addition, in order to keep the Margarita Property concessions in good standing, the Company is required to pay semi-annual maintenance fees of approximately US$1,115.

If the Margarita Option is exercised by the Company, the Optionors will be entitled to a 0.5% net smelter return royalty.  The Company may re-purchase the royalty at any time for US$500,000.

Location, Access and Infrastructure

The Margarita Property is located approximately 115 km (71 miles) south-southwest of the city of Chihuahua, State of Chihuahua, and 115 km (71 miles) northwest of the historic silver mining city of Parral, State of Chihuahua.  A location map is set out below:

The property can be accessed with a 4-wheel drive vehicle with ease from the cities of Hermosillo, Sonora, and Chihuahua, Chihuahua, both of which are well served with daily flights to Mexico City and a number of American cities. From Chihuahua, the Property can be accessed by driving west on Federal Highway 16 for approximately 58 km (36 miles), then south on Highway 83 for ~110 km (68 miles) to the Property.  Alternately, from Hermosillo, by driving east on Federal Highway 16 for approximately 620 km (385 miles), to State Highway 83, then driving south on Highway 83 for ~110 km (~68 miles) to the Property.

There is no infrastructure or plant and equipment, including subsurface improvements and equipment, on the Margarita Property.  There are no sources of power or water that can be utilized on the Margarita Property.

Geology and Mineralization

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

Work History, Permitting and Future Plans

There is evidence on the Margarita Property of near-continuous artisanal-scale surface and near-surface mining along the entire strike length of the vein, but there is no physical or recorded evidence of diamond drilling or other signs of modern exploration works.

The Company’s chip channel sampling program was conducted at a cost of approximately US$12,350.  Any future exploration work on the Margarita Property will be funded from the Company’s existing cash resources, and the work will be supervised by the Company’s Chief Geologist, David Clark.  Mr. Clark holds a Master’s degree in Geology from McGill University, Montreal, Canada, and is a registered professional geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia.

The Company considers the exploration potential for a vein-hosted high grade silver deposit to be excellent. The Company has commenced the permitting process for a drill program proposed to be conducted at the Margarita Property.  The initial step in the process is to obtain surface access rights, and once obtained, a drill permit application must be submitted to the mining authority.  The application must include proposed drill hole locations, and an environmental baseline study setting out the number of hectares proposed to be disturbed, and reclamation plans following completion of the work.  The estimated cost of compiling a drill permit application is US$5,000.

The Company is negotiating with the landowners for surface access rights, but has not yet reached an agreement with them.  Once the Company has secured access rights to the Margarita Property, it will be in a position to submit a drill permit application which will include an estimated fee to the mining authority of US$2,000.  An environmental bond is not required.

Government Regulations

The federal Mining Law is the primary legal statute governing the exploration and exploitation of minerals in Mexico.  The main aspects governed by the Mining Law include the powers and authority of the Ministry of Economy in mining matters, the requirements for the granting of mining concessions, the rights and obligations of mining concession holders, and the purposes and authority of the Mexican Geologic “Service and the Mining Public Registry.  Other laws and regulations govern specific mining-related matters, including the environment, water supply, labour matters, foreign investment, land use rights, use of explosives, etc.

Changes in mining and other laws and regulations may increase the Company’s costs of doing business and restrict its operations.  The Company cannot provide assurance that all rights and permits that it requires for its operations, including any for mineral exploration work, will be obtainable or renewable on reasonable terms, or at all.  Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has obtained, would adversely affect its business.

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

Non-Material Property Interests

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

Date: November 4, 2015	RADIUS GOLD INC.
	By:	/s/ Simon Ridgway
Name: Simon Ridgway
Title: Chief Executive Officer

